Filed Pursuant to Rule 424(b)(3)
Registration No. 333-296290

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Axalta shareholders:

It is our pleasure to invite you to attend a special general meeting (the “Axalta special meeting”) of Axalta Coating Systems Ltd. shareholders, referred to as “members” under Bermuda law, which will be held at 9:00 a.m. (Eastern Time), on August 5, 2026, exclusively via the internet at proxydocs.com/AXTASM.

As previously announced, Axalta Coating Systems Ltd. (“Axalta”) entered into a Merger Agreement with Akzo Nobel N.V. (“AkzoNobel”) on November 18, 2025 (as amended on May 27, 2026, the “merger agreement”), whereby Axalta and AkzoNobel will combine in an all-share merger of equals in accordance with the merger agreement (the “transaction”).

If the transaction is completed, each issued common share of Axalta, par value of $1.00 per share (“Axalta common shares” and the holders of such Axalta common shares, “Axalta shareholders”), other than shares that are owned by Axalta as treasury shares and shares owned by AkzoNobel or any direct or indirect subsidiary of AkzoNobel, will be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid common share of AkzoNobel, par value €0.50 per share (“AkzoNobel ordinary shares”). In connection with and prior to completion of the transaction, AkzoNobel will pay a special cash dividend to AkzoNobel ordinary shareholders (the “pre-completion distribution”) equal to €2.5 billion minus the aggregate amount of any regular annual and interim dividends declared by AkzoNobel with record dates in 2026 prior to the record date for the pre-completion distribution. Based on the outstanding share capital of AkzoNobel and the issued share capital of Axalta as of the date of the merger agreement, it is expected that, immediately after completion of the transaction the existing Axalta shareholders will hold approximately 45% of issued and outstanding shares of AkzoNobel (referred to herein as “MergeCo” and, such shares, the “MergeCo ordinary shares,” in each case, following completion of the transaction), on a pro forma basis immediately after completion of the transaction. The transaction will be accomplished through a series of transactions, subject to the terms and conditions of the merger agreement, which are described in more detail in the accompanying proxy statement/prospectus.

The value of the merger consideration will fluctuate with the market value of AkzoNobel ordinary shares until the transaction is completed. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €56.64 and the Euro-Dollar exchange rate of 1.159, in each case, on November 17, 2025, the last trading day of the AkzoNobel ordinary shares before the public announcement of the merger agreement, the merger consideration represented, taking into account the pre-completion distribution, approximately $30.25 in implied value per Axalta common share. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €59.94 and the Euro-Dollar exchange rate of 1.138, in each case, on June 23, 2026, the last practicable trading day before the date of the accompanying proxy statement/prospectus, the implied value of the merger consideration, taking into account the pre-completion distribution, is approximately $34.36 per share. The Axalta common shares are currently listed on the New York Stock Exchange (the “NYSE”) under the trading symbol “AXTA” and the AkzoNobel ordinary shares are currently listed on Euronext Amsterdam under the trading symbol “AKZA”. As of the effective time of the merger, MergeCo ordinary shares will be listed on the NYSE for trading and will initially remain listed on Euronext Amsterdam. Pursuant to the merger agreement, AkzoNobel undertakes to take all necessary actions to effect the delisting of the MergeCo ordinary shares from Euronext Amsterdam on or as soon as practicable following completion of the transaction, subject to compliance with applicable laws and applicable Euronext Amsterdam regulations. AkzoNobel currently anticipates the delisting will occur approximately 12 months after completion of the transaction.

At the Axalta special meeting, prior to voting on the merger proposal, you will be asked to consider and vote on a proposal to approve and adopt, with immediate effect, the proposed amendment and restatement of the Second Amended and Restated Bye-Laws of Axalta to insert a new bye-law 78 as set forth in the accompanying proxy statement/prospectus, which would require that any resolution proposed at a general meeting to approve the merger or amalgamation of Axalta with any other company be approved by the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting to be as set forth in bye-law 26 of Axalta’s Second Amended and Restated Bye-Laws (the “bye-law amendment”) (such proposal, the “bye-laws proposal”).

You will then be asked to consider and vote on a proposal to approve and adopt the merger agreement, the statutory merger agreement to be entered into by and among Axalta, AkzoNobel and an exempted company to be incorporated under the laws of Bermuda that is wholly-owned by AkzoNobel (“Merger Sub 2”) (the “second Bermuda statutory merger agreement”), the statutory merger agreement to be entered into by and among Axalta, AkzoNobel and an exempted company to be incorporated under the laws of Bermuda that is wholly-owned by Merger Sub 2 (“Merger Sub”) (the “Bermuda statutory merger agreement” and, together with the second Bermuda statutory merger agreement, the “Bermuda statutory merger agreements”), and the consummation of the transactions contemplated therein, including the combination of the respective businesses of Axalta and AkzoNobel in accordance with the merger agreement (the “merger”) (such proposal, the “merger proposal”).

You will also be asked to consider and vote on (i) a proposal to approve, by a nonbinding advisory vote, certain compensation that may be paid or become payable to named executive officers of Axalta in connection with the merger (such proposal, the “advisory compensation proposal”) and (ii) a proposal to approve the adjournment of the Axalta special meeting by the Axalta Board, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal (such proposal, the “adjournment proposal”).

You are entitled to notice of, and to vote at, the Axalta special meeting and any adjournment or postponement thereof only if you were a holder of Axalta common shares as of the close of business on June 11, 2026, the record date for the Axalta special meeting, or hold a valid proxy of such an Axalta shareholder for the Axalta special meeting. To be admitted to the shareholders’ portion of the Axalta special meeting at proxydocs.com/AXTASM, you must enter the 16-digit control number found on your proxy card or voting instruction form.

The Axalta board of directors (the “Axalta Board”) has unanimously approved the merger agreement, the Bermuda statutory merger agreements and the transactions contemplated by the merger agreement, including the transaction, and unanimously recommends that you vote “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF AXALTA COMMON SHARES THAT YOU OWN. The transactions contemplated by the merger agreement, including the merger, cannot be completed without the approval of the merger proposal by (i) if the bye-laws proposal is approved such that the bye-laws as amended and restated in accordance with the bye-laws proposal are adopted, the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting, or (ii) if the bye-laws proposal is not approved, the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting. Whether or not you expect to attend the Axalta special meeting, to ensure your Axalta common shares are represented and voted at the Axalta special meeting, we urge you to submit a proxy as promptly as possible to have your Axalta common shares voted: (1) through the internet by following the instructions set forth on the enclosed proxy card; (2) by calling the toll-free telephone number shown on the proxy card and following the recorded instructions; or (3) by properly completing, signing and dating the proxy card and sending it back to Axalta in the postage-paid envelope provided (if mailed in the United States). If your Axalta common shares are held in an Axalta plan or in the name of a broker, bank, nominee or other holder of record, please follow the instructions on the enclosed voting instruction form furnished by the plan trustee or administrator, or such broker, bank, nominee or other holder of record.

The accompanying proxy statement/prospectus provides important information regarding the Axalta special meeting and a detailed description of the merger agreement, the transactions contemplated by the merger agreement, including the transaction, and the matters to be presented at the Axalta special meeting. A copy of the merger agreement is attached as Annex A and Annex B and the form of the Bermuda statutory merger agreement is attached as Annex C to the accompanying proxy statement/prospectus, and Annex A and Annex B are incorporated by reference therein. We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. Please pay particular attention to the section of this proxy statement/prospectus beginning on page 42 entitled “Risk Factors.”

We hope you join the Axalta special meeting and look forward to the successful completion of the transaction.

Sincerely,

By:
Chris Villavarayan
Chief Executive Officer and President Axalta Coating Systems Ltd.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, the adoption of the merger agreement or any of the other transactions described in this document or the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the information or disclosure contained in this document or the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated June 24, 2026 and is first being mailed to Axalta shareholders on or about June 24, 2026.

AXALTA COATING SYSTEMS LTD.

1050 Constitution Avenue

Philadelphia, PA 19112

NOTICE OF SPECIAL GENERAL MEETING OF MEMBERS

TO BE HELD ON AUGUST 5, 2026

To the shareholders of Axalta Coating Systems Ltd.:

A special general meeting (the “Axalta special meeting”) of Axalta Coating Systems Ltd. shareholders, referred to as “members” under Bermuda law (“Axalta shareholders”), will be held at 9:00 a.m. (Eastern Time) on August 5, 2026, exclusively via the internet at proxydocs.com/AXTASM. The Axalta special meeting is being held to consider and vote on the following proposals:

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prior to voting on the merger proposal below, to approve and adopt, with immediate effect, the proposed amendment and restatement of the Second Amended and Restated Bye-Laws of Axalta to provide for approval at a general meeting of any resolution for the merger or amalgamation of Axalta with any other company by the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting shall be as set forth in bye-law 26 of Axalta’s Second Amended and Restated Bye-Laws (such proposal, the “bye-laws proposal”);

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to approve and adopt the Merger Agreement, dated as of November 18, 2025, as amended by Amendment No. 1 to Merger Agreement dated as of May 27, 2026 (the “merger agreement amendment”), and as it may be further amended from time to time (the “merger agreement”), by and between Axalta Coating Systems Ltd. (“Axalta”) and Akzo Nobel N.V. (“AkzoNobel”), copies of which are attached as Annex A and Annex B to the proxy statement/prospectus accompanying this notice, the statutory merger agreement to be entered into by and among Axalta, AkzoNobel and an exempted company to be incorporated under the laws of Bermuda that is wholly-owned by AkzoNobel (“Merger Sub 2”) (the “second Bermuda statutory merger agreement”) and the statutory merger agreement to be entered into by and among Axalta, AkzoNobel and an exempted company to be incorporated under the laws of Bermuda that is wholly-owned by Merger Sub 2 (“Merger Sub”) (the “Bermuda statutory merger agreement” and, together with the second Bermuda statutory merger agreement, the “Bermuda statutory merger agreements”), a copy of the form of which is attached as Annex C to the proxy statement/prospectus accompanying this notice, and the consummation of the transactions contemplated therein, including the combination of the respective businesses of Axalta and AkzoNobel in accordance with the merger agreement (the “merger”) (such proposal, the “merger proposal”);

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to approve, by a nonbinding advisory vote, certain compensation that may be paid or become payable to named executive officers of Axalta in connection with the merger (such proposal, the “advisory compensation proposal”); and

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to approve the adjournment of the Axalta special meeting by the Axalta Board, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal (such proposal, the “adjournment proposal”).

Axalta will transact no other business at the Axalta special meeting, except for such business as may properly be brought before the Axalta special meeting or any adjournment or postponement thereof. Please refer

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to the accompanying proxy statement/prospectus for further information with respect to the business to be transacted at the Axalta special meeting. The accompanying proxy statement/prospectus is dated June 24, 2026 and is first being mailed to Axalta shareholders on or about June 24, 2026.

Pursuant to section 106(2)(b)(i) of the Bermuda Companies Act, the Axalta Board considers the fair value for each Axalta common share, with par value of $1.00 per share (“Axalta common shares”), to be $28.18 per Axalta common share (being the closing price per Axalta common share on the New York Stock Exchange on November 17, 2025, the last trading day before the public announcement of the merger agreement). Pursuant to section 106(2)(b)(ii) of the Bermuda Companies Act, any dissenting shareholder of Axalta is entitled to be paid the fair value of their Axalta common shares.

The Axalta board of directors (the “Axalta Board”) has fixed the close of business on June 11, 2026 as the record date for the Axalta special meeting (the “Axalta record date”). Only holders of common shares of Axalta with par value of $1.00 per share (“Axalta common shares”) as of the Axalta record date are entitled to notice of, and to vote at, the Axalta special meeting and any adjournment or postponement thereof. Any Axalta shareholder entitled to attend and vote at the Axalta special meeting is entitled to appoint a proxy to attend and vote on such Axalta shareholder’s behalf. Such proxy need not be an Axalta shareholder. The Axalta record date is earlier than the date of the Axalta special meeting. If you own Axalta common shares on the Axalta record date and transfer your shares after the Axalta record date but prior to the Axalta special meeting, you will retain your right to vote such Axalta common shares at the Axalta special meeting. However, you will have transferred the right to receive the merger consideration to the person to whom you transferred your Axalta common shares.

Your vote is very important regardless of the number of Axalta common shares that you own. The transactions contemplated by the merger agreement, including the merger, cannot be completed without the approval of the merger proposal by (i) if the bye-laws proposal is approved such that the bye-laws as amended and restated in accordance with the bye-laws proposal are adopted, the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting, or (ii) if the bye-laws proposal is not approved, the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting. Whether or not you expect to attend the Axalta special meeting, to ensure your Axalta common shares are represented and voted at the Axalta special meeting, we urge you to submit a proxy as promptly as possible to have your Axalta common shares voted: (1) through the internet by following the instructions set forth on the enclosed proxy card; (2) by calling the toll-free telephone number shown on the proxy card and following the recorded instructions; or (3) by properly completing, signing and dating the proxy card and sending it back to Axalta in the postage-paid envelope provided (if mailed in the United States). If your Axalta common shares are held in an Axalta plan or in the name of a broker, bank, nominee or other holder of record, please follow the instructions on the enclosed voting instruction form furnished by the plan trustee or administrator, or such broker, bank, nominee or other holder of record.

The Axalta Board has unanimously approved the merger agreement, the Bermuda statutory merger agreements, and the transactions contemplated by the merger agreement, and unanimously recommends that you vote “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

By Order of the Axalta Board,

Sincerely,

By:
Alex Tablin-Wolf

Senior Vice President, General Counsel & Corporate Secretary

Philadelphia, PA

June 24, 2026

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PLEASE VOTE YOUR AXALTA COMMON SHARES PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, THE BYE-LAWS PROPOSAL, THE MERGER PROPOSAL, THE ADVISORY COMPENSATION PROPOSAL, THE ADJOURNMENT PROPOSAL OR VOTING YOUR AXALTA COMMON SHARES, PLEASE CONTACT:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll-free: +1 877 750 0854

Brokers and banks may call collect: +1 212 750 5833

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ADDITIONAL INFORMATION

Axalta Coating Systems Ltd. (“Axalta”) files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). This proxy statement/prospectus incorporates by reference important business and financial information about Axalta from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.” You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC’s website at http://www.sec.gov.

You may also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from either Axalta or Akzo Nobel N.V. (“AkzoNobel”) at the following addresses and telephone numbers, as applicable:

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, Pennsylvania 19112

United States of America
Attention: Investor Relations

Colleen Lubic

colleen.lubic@axalta.com

Telephone: +1 855 547 1461

Akzo Nobel N.V. Christian Neefestraat 2 1077 WW Amsterdam The Netherlands Attention: Investor Relations Jan Willem Enhus investor.relations@akzonobel.com Telephone: +31 88 969 1411

In addition, if you have questions about the transaction or the Axalta special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, Axalta’s proxy solicitor, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll-free: +1 877 750 0854

Brokers and banks may call collect: +1 212 750 5833

You will not be charged for any of the documents you request. If you would like to request documents, please do so by July 29, 2026 (which is five business days before the date of the Axalta special meeting) in order to receive them before the Axalta special meeting.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-296290) filed with the SEC by AkzoNobel, constitutes a prospectus of AkzoNobel under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “U.S. Securities Act”), with respect to the ordinary shares, par value €0.50 per share, of AkzoNobel (“AkzoNobel ordinary shares”) to be issued to Axalta shareholders pursuant to that certain Merger Agreement, dated as of November 18, 2025, by and between AkzoNobel and Axalta (the “merger agreement”).

This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Axalta under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “U.S. Exchange Act”), with respect to the Axalta special meeting, at which Axalta shareholders will be asked to consider and vote on, among other matters, a proposal to approve and adopt the merger agreement.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated June 24, 2026. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Axalta shareholders nor the issuance of AkzoNobel ordinary shares pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning AkzoNobel contained in this proxy statement/prospectus has been provided by AkzoNobel, and information concerning Axalta contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Axalta.

Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

AkzoNobel will file with the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”), as competent authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”), and make available to the public, an information document pursuant to article 1(5)(f) of the EU Prospectus Regulation (the “EU Disclosure Document”). The EU Disclosure Document will be issued solely in connection with the admission to listing and trading of AkzoNobel ordinary shares following the occurrence of the amendment time (as defined below) (“MergeCo ordinary shares”) on Euronext Amsterdam and does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person. No MergeCo ordinary shares nor any other securities in AkzoNobel or AkzoNobel and its subsidiaries, including Axalta and its subsidiaries, following completion (collectively, “MergeCo Group”) have been marketed to, nor are available for purchase, in whole or in part, by the public in the part of the Kingdom of the Netherlands located in Europe (“the Netherlands”) or elsewhere in connection with the admission to listing and trading of the MergeCo ordinary shares on Euronext Amsterdam.

YOUR VOTE IS VERY IMPORTANT

PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE AXALTA SPECIAL MEETING VIA THE SPECIAL MEETING WEBSITE. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE AXALTA SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE AT THE AXALTA SPECIAL MEETING IF YOU ARE A SHAREHOLDER OF RECORD AS OF THE AXALTA RECORD DATE OR HAVE A LEGAL PROXY FROM A SHAREHOLDER OF RECORD AS OF THE AXALTA RECORD DATE. IF YOU DO NOT SUBMIT YOUR PROXY, INSTRUCT YOUR BROKER, BANK, NOMINEE OR OTHER HOLDER OF RECORD HOW TO VOTE YOUR SHARES OR VOTE ELECTRONICALLY AT THE AXALTA SPECIAL MEETING ON THE MERGER PROPOSAL, IT WILL BE MORE DIFFICULT FOR AXALTA TO OBTAIN THE NECESSARY QUORUM TO HOLD THE MEETING.

The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the transaction, the proposals contained in the accompanying proxy statement/prospectus, including the merger proposal, and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the transaction, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact Axalta’s proxy solicitor at the address and telephone numbers listed below:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll-free: +1 877 750 0854

Brokers and banks may call collect: +1 212 750 5833

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FREQUENTLY USED TERMS

Certain terms that are defined in and frequently used throughout this proxy statement/prospectus may be helpful for you to have in mind at the outset. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this proxy statement/prospectus:

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“adjournment proposal” refers to the proposal to approve the adjournment of the Axalta special meeting by the Axalta Board, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal that Axalta shareholders will vote on at the Axalta special meeting.

•	“ADR Program” refers to the American Depositary Receipt program that AkzoNobel currently maintains.

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“advisory compensation proposal” refers to the proposal to approve, by a nonbinding advisory vote, certain compensation that may be paid or become payable to named executive officers of Axalta in connection with the merger.

•	“AFM” refers to Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten).

•	“AkzoNobel” refers to Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, which will be renamed following completion.

•	“AkzoNobel Board of Management” refers to the board of management of AkzoNobel.

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“AkzoNobel completion proposals” refers to the following proposals that need to be approved and adopted by the AkzoNobel shareholders at a duly held meeting thereof: (1) approval of AkzoNobel entering into the merger and the other actions contemplated by the merger agreement, (2) amendment of AkzoNobel’s articles of association in accordance with the MergeCo Articles, (3) authorization of the AkzoNobel Board of Management to (i) issue the AkzoNobel ordinary shares to pay the merger consideration and (ii) limit or exclude preemptive rights in relation to such share issuance and (4) appointment of the relevant persons as members of the MergeCo Board with effect as of the amendment time.

•	“AkzoNobel Extraordinary General Meeting” refers to the general meeting of AkzoNobel shareholders to consider and vote upon the AkzoNobel completion proposals.

•	“AkzoNobel Group” refers to AkzoNobel and its subsidiaries.

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“AkzoNobel ordinary shares” refers to the common shares, par value €0.50 per share, of AkzoNobel. Following the occurrence of the amendment time, AkzoNobel ordinary shares are referred to as MergeCo ordinary shares.

•	“AkzoNobel priority shares” refers to the priority shares, par value €400 per the share, of AkzoNobel, held by the Foundation.

•	“AkzoNobel shares” refers to all shares in the share capital of AkzoNobel, including AkzoNobel ordinary shares, cumulative preferred shares and AkzoNobel priority shares.

•	“AkzoNobel Supervisory Board” refers to the supervisory board of AkzoNobel.

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“AkzoNobel transaction-related proposals” refers to the following proposals that need to be approved and adopted by the AkzoNobel shareholders at a duly held meeting thereof: (1) the AkzoNobel completion proposals, (2) full and final discharge of the AkzoNobel Board of Management for their acts of management up to the moment immediately prior to the merger to the extent permitted under applicable law, (3) full and final discharge of the AkzoNobel Supervisory Board members for their acts of supervision up to the moment immediately prior to the merger to the extent permitted under applicable law, (4) adoption of the MergeCo remuneration policy and (5) adoption of authorizations of the MergeCo Board for the issuance, cancellation and repurchase of certain AkzoNobel shares and the limitation or exclusion of pre-emptive rights with respect to aforementioned issuance.

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“amendment time” refers to the date and time of execution of a Dutch notarial deed of amendment of the AkzoNobel articles of association in accordance with the MergeCo Articles, which shall occur immediately following the effective time.

•	“Axalta” refers to Axalta Coating Systems Ltd., an exempted company limited by shares incorporated under the laws of Bermuda.

•	“Axalta 2029 Dollar Term Loans” refers to the term loans due December 20, 2029 issued pursuant to the Axalta credit agreement.

•	“Axalta Board” refers to the Axalta board of directors.

•	“Axalta bye-laws” refers to the Second Amended and Restated Bye-Laws of Axalta, as may be amended, amended and restated or modified from time to time.

•	“Axalta common shares” refers to the common shares, par value of $1.00 per share, of Axalta.

•	“Axalta completion proposal” refers to the merger proposal that needs to be approved by the Axalta shareholders at a duly held meeting thereof.

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“Axalta credit agreement” refers to the Credit Agreement, dated February 1, 2013, by and among Axalta Coating Systems Dutch Holding B B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized and established under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, registered with the Trade Register of the Netherlands under number 55948308, Axalta Coating Systems U.S. Holdings, Inc., a corporation organized under the laws of Delaware, Axalta Coating Systems U.S., Inc. a Delaware corporation, Axalta, the lenders from time to time party thereto and Barclays Bank PLC as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

•	“Axalta Group” refers to Axalta and its subsidiaries.

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“Axalta PSU” refers to a restricted stock unit award in respect of Axalta common shares granted by Axalta subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions.

•	“Axalta RSU” refers to a time-vesting restricted stock unit award in respect of Axalta common shares granted by Axalta.

•	“Axalta shareholder” refers to a holder of Axalta common shares.

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“Axalta special meeting” refers to the special general meeting of Axalta shareholders to consider and vote upon the bye-laws proposal, the merger proposal, the advisory compensation proposal and the adjournment proposal.

•	“Axalta stock option” refers to an option to acquire Axalta common shares granted by Axalta.

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“Axalta transaction-related proposals” refers to the following proposals that need to be approved by the Axalta shareholders at a duly held meeting thereof: (1) the bye-laws proposal, (2) the merger proposal, (3) the advisory compensation proposal and (4) the adjournment proposal.

•	“Bermuda Companies Act” refers to the Companies Act of 1981 (of Bermuda), as amended.

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“broker non-vote” refers to when (1) a broker, bank, nominee or other holder of record has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the broker, bank, nominee or other holder of record with such instructions.

•

“bye-laws proposal” refers to the proposal to approve and adopt, with immediate effect, the amendment and restatement of the Second Amended and Restated Bye-Laws of Axalta to insert a new bye-law 78 to provide for approval at a general meeting of any resolution for the merger or amalgamation of Axalta with any other company by the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting to be as set forth in bye-law 26 of the Axalta bye-laws as set forth in this proxy statement/prospectus, that Axalta shareholders will vote on at the Axalta special meeting prior to voting on the merger proposal.

•	“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.

•	“completion” refers to the consummation of the transaction.

•

“completion date” refers to the date of completion. AkzoNobel and Axalta expect to complete the transaction in late 2026 to early 2027, assuming the merger proposal is approved by Axalta shareholders on August 5, 2026 and the other conditions to completion (described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger”) are satisfied (including approval of the AkzoNobel completion proposals by AkzoNobel shareholders on August 5, 2026).

•	“debt financing” refers to any debt financing pursued by AkzoNobel, its wholly-owned subsidiaries or Merger Sub to consummate the transactions contemplated by the merger agreement.

•

“dissenting shareholder” refers to an Axalta shareholder who has not voted in favor of the merger proposal and who otherwise qualifies as a shareholder pursuant to Section 106(2) or Section 106(6), as applicable, of the Bermuda Companies Act.

•	“dissenting shares” refers to the Axalta common shares in issue immediately prior to the effective time and held by dissenting shareholders.

•	“DOJ” refers to the Antitrust Division of the U.S. Department of Justice.

•	“DTC” refers to the Depository Trust Company.

•

“effective time” refers to the time that the certificate of merger is issued by the Bermuda Registrar of Companies, or such other time and date as shall be set forth in the certificate of merger, in each case, with respect to the merger.

•

“end date” refers to 23:59 Central European Time on May 18, 2027; provided that such date may be extended to November 18, 2027 by either AkzoNobel or Axalta in certain circumstances described in the merger agreement.

•	“EU” refers to the European Union.

•	“Euronext Amsterdam” refers to Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.

•	“exchange agent” refers to Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company.

•	“exchange ratio” refers to 0.6539.

•

“Foundation” refers to Stichting AkzoNobel, a Dutch foundation established to protect the continuity and long-term interests of AkzoNobel, including by exercising certain nomination rights and approval rights attached to the AkzoNobel priority shares.

•	“FTC” refers to the Federal Trade Commission.

•	“FTE” refers to full-time employees.

•	“FX” refers to foreign exchange.

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

•	“IFRS” refers to the IFRS Accounting Standards as issued by the International Accounting Standards Board.

•	“IRS” refers to the U.S. Internal Revenue Service.

•	“long stop date” refers to 23:59 Central European Time on May 18, 2027 or, if such date has been extended in accordance with clause 15.1.1(c) of the merger agreement, November 18, 2027.

•	“LTM” refers to the last 12 months.

•

“MergeCo” refers to the successor by name change to AkzoNobel upon completion, which legal entity will be the parent entity of the combined group consisting of AkzoNobel Group and Axalta Group following completion.

•	“MergeCo Articles” refers to the articles of association of AkzoNobel as they will read effective as of the amendment time.

•	“MergeCo Board” refers to the MergeCo board of directors as of the amendment time.

•	“MergeCo Group” refers to AkzoNobel and its subsidiaries, including Axalta and its subsidiaries, following completion.

•	“MergeCo ordinary shares” refers to AkzoNobel ordinary shares following the occurrence of the amendment time.

•

“merger” refers to the merger of Merger Sub with and into Axalta under Sections 104(H) to 109 of the Bermuda Companies Act, whereby the separate corporate existence of Merger Sub shall cease and Axalta shall continue as the surviving company pursuant to the Bermuda Companies Act and its shares will be held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2.

•	“mergers” refers to the merger and the second merger.

•	“merger agreement” refers to the Merger Agreement, dated as of November 18, 2025, by and between AkzoNobel and Axalta, as amended by the merger agreement amendment.

•	“merger agreement amendment” refers to Amendment No. 1 to Merger Agreement, dated as of May 27, 2026, by and between AkzoNobel and Axalta.

•	“merger consideration” refers to the number of AkzoNobel ordinary shares to be issued to Axalta shareholders as consideration for the merger based on the exchange ratio.

•

“merger proposal” refers to the proposal to approve and adopt the merger agreement, the Bermuda statutory merger agreements and the consummation of the transactions contemplated therein, including the merger, that Axalta shareholders will vote on at the Axalta special meeting.

•	“Merger Sub” refers to an exempted company limited by shares to be incorporated under the laws of Bermuda that is a direct wholly-owned subsidiary of Merger Sub 2.

•	“Merger Sub 2” refers to an exempted company limited by shares to be incorporated under the laws of Bermuda that is wholly-owned by AkzoNobel.

•	“NYSE” refers to the New York Stock Exchange.

•	“PFIC” refers to a passive foreign investment company.

•

“pre-completion distribution” refers to the special cash dividend, which AkzoNobel will declare and pay prior to the effective time (subject to applicable law and any applicable withholding tax), for an aggregate amount of €2.5 billion minus the aggregate amount of any regular annual and interim dividends declared by AkzoNobel with record dates in 2026 prior to the record date of the pre-completion distribution.

•	“proxy card” refers to the documents used to vote Axalta common shares.

•	“record date” refers to June 11, 2026.

•	“SEC” refers to the U.S. Securities and Exchange Commission.

•	“second certificate of merger” refers to the certificate of merger issued by the Bermuda Registrar of Companies with respect to the second merger.

•

“second effective time” refers to the time that the second certificate of merger is issued by the Bermuda Registrar of Companies, or such other time and date as shall be set forth in the second certificate of merger.

•

“second merger” refers to the merger of Axalta with and into Merger Sub 2 under Sections 104(H) to 109 of the Bermuda Companies Act, whereby the separate corporate existence of Axalta shall cease and Merger Sub 2 shall continue as the surviving company pursuant to the Bermuda Companies Act and shall be a direct wholly-owned subsidiary of AkzoNobel.

•

“special meeting website” refers to the website located at proxydocs.com/AXTASM, where Axalta shareholders will be able to attend the Axalta special meeting online and vote their shares electronically.

•

“Stichting support agreement” refers to the support agreement, dated as of November 17, 2025, by and among the Foundation, AkzoNobel and Axalta, a copy of which is attached as Annex G to this proxy statement/prospectus.

•

“Terminating Axalta PSU” refers to each Axalta PSU outstanding immediately prior to the effective time held by a former Axalta service provider or for which the applicable performance period has been completed as of immediately prior to the effective time.

•

“Terminating Axalta RSU” refers to each Axalta RSU outstanding immediately prior to the effective time that either is (a) vested as of immediately prior to the effective time or (b) held by a former Axalta service provider or non-employee member of the Axalta Board (whether or not vested immediately prior to the effective time).

•	“transaction” refers to the transactions contemplated by the merger agreement, including the merger.

•	“Treasury Regulations” refers to the U.S. Treasury regulations promulgated under the Code.

•	“United States” or “U.S.” refers to the United States of America.

•	“U.S. Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended.

•	“U.S. GAAP” refers to U.S. generally accepted accounting principles.

•	“U.S. Securities Act” refers to the U.S. Securities Act of 1933, as amended.

All brands, unless otherwise noted, referred to herein are trademarks owned or licensed by AkzoNobel Group or Axalta Group, as applicable.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This proxy statement/prospectus contains or incorporates by reference, as applicable:

•

the audited consolidated financial statements of AkzoNobel Group as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025 (the “AkzoNobel Group audited financial statements”), and the unaudited consolidated interim financial statements of AkzoNobel Group as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, which have been prepared in accordance with IFRS (collectively referred to in this proxy statement/prospectus as the “AkzoNobel Group financial statements”); and

•

the audited consolidated financial statements of Axalta Group as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and the unaudited consolidated interim financial statements of Axalta Group as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, prepared on the basis of U.S. GAAP (collectively referred to in this proxy statement/prospectus as the “Axalta Group financial statements”).

Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the AkzoNobel Group financial statements included in this proxy statement/prospectus and from the Axalta Group financial statements incorporated by reference into this proxy statement/prospectus.

This proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of AkzoNobel Group for the year ended December 31, 2025 and as of and for the three months ended March 31, 2026, after giving effect to the transaction, referred to in this proxy statement/prospectus as the “Pro Forma Financial Information.” See the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” For the purposes of the Pro Forma Financial Information, Axalta Group financial information is converted from U.S. GAAP to IFRS (including a conversion in reporting currency from USD to EUR).

For additional information on the presentation of financial information in this proxy statement/prospectus, see the AkzoNobel Group financial statements beginning on page F-2 of this proxy statement/prospectus and the Axalta Group financial statements incorporated by reference into this proxy statement/prospectus.

Key Non-IFRS and Non-GAAP Measures

Key Non-IFRS Financial Measures of AkzoNobel Group

Certain parts of this proxy statement/prospectus contain non-IFRS financial measures and ratios, including profit margin, adjusted EBITDA, adjusted operating income, adjusted EBITDA margin, invested capital, average invested capital, return on average invested capital, adjusted return on average invested capital, organic sales growth/(decline), capital expenditures and free cash flow, as used by AkzoNobel Group (the “non-IFRS financial measures”). These are not recognized measures of financial performance or liquidity under IFRS. They are presented as AkzoNobel Group believes that they and similar measures are used in the industry in which AkzoNobel Group operates as a means of evaluating a company’s operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this proxy statement/prospectus and they should not be considered in isolation or as a substitute for operating income, income for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from AkzoNobel Group’s financial statements, these data have not been audited or reviewed by AkzoNobel Group’s independent auditors.

A reconciliation of the non-IFRS financial measures to the most directly comparable IFRS measures can be found in the section of the proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AkzoNobel Group.”

Key Non-GAAP Financial Measures of Axalta Group

Certain documents filed by Axalta with the SEC which are incorporated by reference into this proxy statement/prospectus contain non-GAAP financial measures and ratios, including adjusted EBITDA, adjusted EBITDA margin, free cash flow, total net leverage ratio, adjusted net income, adjusted diluted EPS, return on invested capital (“ROIC”), adjusted EBIT and adjusted EBIT margin as used by Axalta Group (the “non-GAAP financial measures”). These are not recognized measures of financial performance or liquidity under GAAP. They are presented therein as Axalta Group believes that they and similar measures are used in the industry in which Axalta Group operates as a means of evaluating a company’s operating performance and liquidity and that such non-GAAP financial measures assist in the evaluation of underlying trends in its business. A description of any such non-GAAP financial measures, the reasons Axalta Group believes that presentation of such non-GAAP financial measures provide useful information and a reconciliation to the most directly comparable GAAP measure is set forth in the applicable documents containing such non-GAAP financial measures or ratios filed by Axalta with the SEC and incorporated by reference into this proxy statement/prospectus. However, such non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and are not measurements under GAAP or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on such non-GAAP financial measures and they should not be considered in isolation or as a substitute for financial measures computed in accordance with GAAP. References to the non-GAAP financial measures in documents filed by Axalta with the SEC which are incorporated by reference into this proxy statement/prospectus shall refer to such non-GAAP financial measures as used by the Axalta Group unless stated otherwise.

Reportable Segments

AkzoNobel Group

AkzoNobel Group has three reportable segments: “Decorative Paints,” “Performance Coatings” and “Corporate and Other.” In presenting and discussing segmental operating results AkzoNobel Group uses its two operational segments: “Decorative Paints” and “Performance Coatings.” The distinction reflects differences in customer type, product application and performance requirements, routes to market and management oversight. Items which are not allocated to either one of these segments are reported in a separate “Corporate and Other” reportable segment, which mainly includes corporate assets and corporate costs.

Decorative Paints

AkzoNobel Group provides decorative paints to both the professional and the do-it-yourself markets. AkzoNobel Group supplies a variety of quality products for every situation and surface, including paints, lacquers and varnishes. AkzoNobel Group also offers a range of mixing machines and color concepts for the building and renovation industry. The business units in the Decorative Paints segment are set up regionally, as the decorative paints business is managed per region.

Performance Coatings

AkzoNobel Group is a supplier of performance coatings that protect and enhance ships, cars, aircraft, yachts and architectural components (structural steel, building products and flooring), consumer goods (mobile devices, appliances, beverage cans and furniture) and oil and gas facilities. The business units in the Performance Coatings segment are set up per product/end market as the segment is managed based on product/end market combinations.

Axalta Group

In presenting and discussing segmental operating results, Axalta Group uses two operational segments, which are its reportable segments: “Performance Coatings” and “Mobility Coatings.” Axalta Group’s reportable segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

Performance Coatings

Through its Performance Coatings segment, Axalta Group provides high-quality sustainable liquid and powder coating solutions to both large regional and global customers and to a fragmented and local customer base. These customers comprise, among others, independent or multi-shop operator body shops as well as a wide variety of industrial manufacturers. Axalta Group’s management believes that Axalta Group is one of only a few suppliers with the technology to provide precise color matching and highly durable coatings systems. The end markets within this segment are refinish and industrial.

Mobility Coatings

Through its Mobility Coatings segment, Axalta Group provides coatings technologies for light vehicle and commercial vehicle OEMs. These global customers are faced with evolving megatrends in electrification, sustainability, personalization and autonomous driving that require a high level of technical expertise. The OEMs require efficient, environmentally responsible coatings systems that can be applied with a high degree of precision, consistency and speed. The end markets within this segment are light vehicle and commercial vehicle.

Exchange Rates

AkzoNobel Group publishes its consolidated financial statements in euro, while Axalta Group publishes its consolidated financial statements in U.S. dollars. In this proxy statement/prospectus, references to “€,” “euro,” “Euro” or “EUR” are to the single currency adopted by participating member states of the European Union (the “EU”) relating to Economic and Monetary Union and references to “$,” “U.S. dollars,” “Dollars” or “USD” are to the lawful currency of the United States.

References to the “Euro-Dollar exchange rate” refer to the Euro–U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at the time of Euronext Amsterdam market close, except where another time is specified, in which case it refers to the Euro–U.S. dollar exchange rate as quoted by the Bloomberg Composite Rate on such date at such specified time.

Rounding

The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. In addition, percentages in tables may be calculated on the basis of such financial information prior to such rounding. As a result, percentages in tables may differ from the percentage that would be calculated based upon the rounded financial information presented or may not add up to 100%, and the totals of other numerical figures, including certain financial data, shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Financial information has been rounded to the nearest million in all cases, unless otherwise stated.

Industry Data

Information provided in this proxy statement/prospectus as it relates to the market environment in which each of AkzoNobel Group and Axalta Group operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel Group or Axalta Group based on internal information and information derived from such third-party sources. Third-party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, the transaction, the expected timetable for the transaction, the benefits of the transaction and future opportunities for MergeCo, and any other statements regarding AkzoNobel’s, Axalta’s or, following completion, MergeCo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include:

•	a condition to completion may not be satisfied;

•	the occurrence of any event that can give rise to termination of the proposed transaction;

•	a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	AkzoNobel Group and Axalta Group are unable to achieve the synergies and value creation contemplated by the proposed transaction;

•	AkzoNobel Group and Axalta Group are unable to promptly and effectively integrate their businesses;

•	management’s time and attention is diverted on transaction-related issues;

•	the possibility that competing offers or acquisition proposals may be made and AkzoNobel Group’s and Axalta Group’s restraints on the ability to solicit other acquisition proposals;

•	disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships;

•	the market price for AkzoNobel ordinary shares or Axalta common shares could change before completion;

•	the credit ratings of AkzoNobel Group or Axalta Group decline following the proposed transaction;

•	legal proceedings are instituted against AkzoNobel Group or Axalta Group, including resulting expense or delay;

•	AkzoNobel Group or Axalta Group is unable to retain or hire key personnel;

•	the proxy statement/prospectus or completion has a negative effect on the market price of the shares of AkzoNobel or Axalta or on AkzoNobel Group’s or Axalta Group’s operating results;

•	evolving legal, regulatory and tax regimes;

•	changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, epidemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent administrations in the United States, the Netherlands or elsewhere;

•

the ability of AkzoNobel Group or Axalta Group to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions;

•

the risk that disruptions from the proposed transaction will harm AkzoNobel Group’s or Axalta Group’s business, including current plans and operations, and/or divert management’s attention from AkzoNobel Group’s or Axalta Group’s ongoing business operations;

•	certain restrictions during the pendency of the proposed transaction that may impact AkzoNobel Group’s or Axalta Group’s ability to pursue certain business opportunities or strategic transactions;

•	AkzoNobel Group may be unable to obtain the financing necessary to fund the pre-completion distribution on favorable terms or at all; and

•	AkzoNobel Group’s or Axalta Group’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction.

For a further discussion of these and other risks, contingencies and uncertainties applicable to AkzoNobel Group, Axalta Group, the transaction and, following completion, MergeCo Group, see the section of this proxy statement/prospectus entitled “Risk Factors” and the discussion of risks in Axalta’s Annual Report on Form 10-K for the year ended December 31, 2025, Axalta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 and in Axalta’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of a document incorporated by reference, as applicable. All subsequent written or oral forward-looking statements attributable to AkzoNobel or Axalta or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section of the proxy statement/prospectus. AkzoNobel and Axalta are not required to and do not undertake any obligation to update or revise publicly any forward-looking statements or other data or statements contained within this proxy statement/prospectus, whether as a result of new information, future events or otherwise, except as may be required under applicable federal securities law.

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you, as a shareholder of Axalta, may have regarding the transaction and the other matters being considered at the Axalta special meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Please refer to the section of this proxy statement/prospectus entitled “Summary” for a summary of important information regarding the merger agreement, the transaction and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because Axalta and AkzoNobel have agreed to combine in an all-stock merger of equals in accordance with the merger agreement, pursuant to which Merger Sub will merge with and into Axalta, with Axalta surviving the merger and, as promptly as practicable thereafter, Axalta will merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger as a direct wholly owned subsidiary of AkzoNobel. If the transaction is completed, each issued Axalta common share (other than any Axalta common shares owned by Axalta as treasury shares or Axalta common shares owned by AkzoNobel, Merger Sub or any other direct or indirect wholly-owned subsidiary of AkzoNobel) will be automatically converted into the right to receive 0.6539 AkzoNobel ordinary shares. No fractional AkzoNobel ordinary shares will be issued in the transaction, and Axalta shareholders will receive cash in lieu of fractional AkzoNobel ordinary shares.

Axalta is holding the Axalta special meeting to obtain the Axalta shareholder approval necessary to adopt the following proposals:

•

prior to voting on the merger proposal below, to approve and adopt, with immediate effect, the proposed amendment and restatement of the Second Amended and Restated Bye-Laws of Axalta to provide for approval at a general meeting of any resolution for the merger or amalgamation of Axalta with any other company by the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting to be as set forth in bye-law 26 of Axalta’s Second Amended and Restated Bye-Laws (such proposal, the “bye-laws proposal”);

•

to approve and adopt the Merger Agreement, dated as of November 18, 2025, as amended by the merger agreement amendment and as it may be further amended from time to time (the “merger agreement”), by and between Axalta and AkzoNobel, copies of which are attached as Annex A and Annex B to this proxy statement/prospectus, the Bermuda statutory merger agreements to be entered into by and among Axalta, AkzoNobel and either (i) Merger Sub or (ii) Merger Sub 2, as applicable, a copy of the form of which is attached as Annex C to this proxy statement/prospectus, and the consummation of the transactions contemplated therein, including the combination of the respective businesses of Axalta and AkzoNobel in accordance with the merger agreement (the “merger”) (such proposal, the “merger proposal”);

•

to approve, by a nonbinding advisory vote, certain compensation that may be paid or become payable to named executive officers of Axalta in connection with the merger (such proposal, the “advisory compensation proposal”); and

•

to approve the adjournment of the Axalta special meeting by the Axalta Board, if deemed necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal (such proposal, the “adjournment proposal”).

This proxy statement/prospectus serves as both a proxy statement of Axalta and a prospectus of AkzoNobel in connection with the transaction.

It is important that your Axalta common shares be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the Axalta special meeting, we urge you to submit a proxy to have your Axalta common shares voted in advance of the Axalta special meeting by using one of the methods described in this proxy statement/prospectus.

Q:	What matters am I being asked to vote on?

A:	Axalta shareholders are being asked to vote on the following proposals:

•	the bye-laws proposal;

•	the merger proposal;

•	the advisory compensation proposal; and

•	the adjournment proposal.

Q:	When and where will the Axalta special meeting take place?

A:

The Axalta special meeting will be held completely virtually on August 5, 2026 at 9:00 a.m. (Eastern Time) (unless the Axalta special meeting is adjourned or postponed). Axalta’s shareholders will be able to virtually attend and vote at the Axalta special meeting by visiting proxydocs.com/AXTASM and using the 16-digit control number included in the proxy materials. We encourage you to access the Axalta special meeting before the start time of 9:00 a.m., Eastern Time. Please allow ample time to log in to the Axalta special meeting and test your computer systems.

Q:	Does my vote matter?

A:

Yes, your vote matters and is very important regardless of the number of Axalta common shares you own. If you do not submit a proxy or vote at the Axalta special meeting, it will be more difficult for Axalta to obtain the necessary quorum to hold the meeting. In addition, the transaction cannot be completed without the adoption of the merger proposal by (i) if the bye-laws proposal is approved such that the bye-laws as amended and restated in accordance with the bye-laws proposal are adopted, the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting, or (ii) if the bye-laws proposal is not approved, the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting.

Whether or not you expect to attend the Axalta special meeting, we urge you to submit a proxy as promptly as possible so that your Axalta common shares are represented and voted at the Axalta special meeting. If your Axalta common shares are held beneficially in “street name” and you wish to submit a proxy, please follow the voting instructions contained in the voting instruction form sent to you by your broker, bank, nominee or other holder of record.

The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. See the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Recommendation of the Axalta Board and Its Reasons for the Transaction.”

Q:	What will Axalta shareholders receive for their shares if the transaction is completed?

A:

If the merger is consummated, each Axalta common share (other than any Axalta common shares owned by Axalta as treasury shares or Axalta common shares owned by AkzoNobel, Merger Sub or any other direct or indirect wholly-owned subsidiary of AkzoNobel) will be converted into the merger consideration, which is the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel ordinary share, and, if applicable, cash in lieu of fractional shares. The merger consideration is described in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Effect of the Merger and Merger Consideration.”

Q:	What will holders of Axalta equity awards receive if the merger is completed?

A:

Pursuant to the merger agreement, Axalta stock options, Axalta RSUs and Axalta PSUs, in each case, that are outstanding immediately prior to the effective time will generally be converted into equivalent MergeCo equity awards, with the same terms and conditions that applied to such award immediately prior to the effective time (including with respect to vesting), except that Axalta PSUs will be converted into time-vesting MergeCo restricted stock unit awards. The number of MergeCo ordinary shares subject to each converted equity award will be equal to the exchange ratio multiplied by the number of Axalta common shares subject to such award immediately prior to the effective time, with the number of Axalta common shares subject to any Axalta PSU determined based on the greater of target and actual performance measured through the effective time, and the exercise price of each converted stock option will be equal to the exercise price of the applicable Axalta stock option divided by the exchange ratio.

Notwithstanding the foregoing, each Terminating Axalta RSU and Terminating Axalta PSU, as applicable, will instead be converted into the right to receive a corresponding number of MergeCo ordinary shares, with any performance conditions deemed achieved, (a) in the case of awards held by former Axalta employees or other service providers for which the performance period has not yet been completed, at the greater of target and actual performance measured through the effective time, and (b) in the case of awards for which the performance period has been completed, based on actual performance. Furthermore, each Axalta stock option that is held by a former Axalta service provider will be converted into the right to receive a number of MergeCo ordinary shares equal to the product of (x) the number of Axalta common shares subject to such stock option immediately prior to the effective time, less the number of shares with a value equal to the aggregate exercise price of such stock option, and (y) the exchange ratio, with any Axalta stock option that has a per share exercise price that is equal to or greater than the closing price of an Axalta common share on the trading day immediately preceding the effective time cancelled without consideration.

For additional information regarding the treatment of Axalta equity awards, see the section of this proxy statement/prospectus entitled “The Merger Agreement–Treatment of Axalta Equity Awards.”

Q:	What will holders of AkzoNobel equity awards receive if the merger is completed?

A:

Pursuant to the merger agreement, all AkzoNobel equity awards will remain outstanding following the effective time with the same terms and conditions that applied to such AkzoNobel equity awards immediately prior to the effective time (including with respect to vesting), except for performance-vesting AkzoNobel restricted stock units, which will convert into solely time-vesting AkzoNobel restricted stock units immediately prior to the effective time. In addition, all AkzoNobel equity awards will be amended to include acceleration of the outstanding portion of the award in the event of a departure of the holder for good reason, commensurate with similar terms in the outstanding Axalta equity awards.

For additional information regarding the treatment of AkzoNobel equity awards, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of AkzoNobel Equity Awards.”

Q:	How does the Axalta Board recommend that I vote at the Axalta special meeting?

A:	The Axalta Board unanimously recommends a vote “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

For a discussion of the factors that the Axalta Board considered in determining to recommend the approval of the merger proposal, please see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Recommendation of the Axalta Board and Its Reasons for the Transaction.”

In addition, in considering the recommendation of the Axalta Board with respect to the merger agreement, you should be aware that some of Axalta’s directors and executive officers have interests that may be different from, or in addition to, the interests of the Axalta shareholders generally. Please see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

Q:	How do Axalta’s directors and executive officers intend to vote?

A:

Axalta currently expects that Axalta’s directors and executive officers will vote their Axalta common shares “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q:	Who is entitled to vote at the Axalta special meeting?

A:

Only Axalta shareholders of record as of the Axalta record date, the close of business on June 11, 2026, or those holding a valid proxy of such an Axalta shareholder for the Axalta special meeting, are entitled to vote at the Axalta special meeting and any adjournment thereof. As of the close of business on the Axalta record date, there were 214,018,930 issued Axalta common shares. A complete list of Axalta shareholders of record entitled to vote at the Axalta special meeting will be available for inspection at the registered office of Axalta at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda during regular business hours for a period of no less than 10 days before the Axalta special meeting. The list of Axalta shareholders will also be made available online during the Axalta special meeting at the Axalta meeting website.

Q:	What is a proxy?

A:	A proxy is a legal designation for another person to vote the shares registered in your name.

Q:	How many votes do I have for the Axalta special meeting?

A:	Each Axalta shareholder is entitled to one vote for each Axalta share held of record as of the Axalta record date.

Q:	What constitutes a quorum for the Axalta special meeting?

A:

In order for business to be conducted at the Axalta special meeting, a quorum must be present. Two or more persons present at the start of the Axalta special meeting and representing in person or by proxy in excess of 50% of the total issued voting shares at the Axalta special meeting will constitute a quorum. The proposals for consideration at the Axalta special meeting are considered “non-routine” matters under NYSE rules, and, therefore, brokers, banks, nominees and other holders of record are not permitted to vote on any of the matters to be considered at the Axalta special meeting if they have not received instructions from the applicable Axalta shareholder. If a beneficial owner of Axalta common shares held in “street name” does not give any voting instructions to the broker, bank, nominee or other holder of record, then those Axalta common shares will count towards quorum requirements if the broker, bank, nominee or other holder of record is present or represented at the Axalta special meeting but will not be voted on any proposal for which voting instructions have not been given.

Q:	What happens if the transaction is not completed?

A:

If the transaction is not completed for any reason, Axalta shareholders will not receive consideration for their Axalta common shares under the merger agreement and Axalta will remain an independent public company with Axalta common shares continuing to be listed and traded on the NYSE. Upon a termination of the merger agreement, under certain circumstances, a termination payment of €150 million may be payable to either Axalta or AkzoNobel by the other party. For more information on the fee that may be payable upon termination of the merger agreement, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Expenses and Termination Payments.”

Q:	Do any of the directors or executive officers of Axalta have interests in the transaction that may be different from or in addition to the interests of other shareholders of Axalta?

A:

Yes, certain directors and executive officers of Axalta have interests in the transaction that are different from, or in addition to, those of Axalta shareholders generally. The Axalta Board was aware of and considered these interests (to the extent then known), among other matters, in evaluating, negotiating and approving the merger agreement and in determining to recommend that Axalta shareholders approve the Axalta transaction-related proposals. For a detailed discussion of these interests, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

Q:	Why are Axalta shareholders being asked to vote on named executive officer compensation?

A:

The SEC has adopted rules that require Axalta to seek a nonbinding, advisory vote approving compensation that may be paid or become payable to Axalta’s named executive officers that is based on or otherwise relates to the merger (the “advisory compensation proposal”). Axalta urges its shareholders to read the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

Q:	What happens if the advisory compensation proposal is not approved?

A:

Approval of the advisory compensation proposal is not a condition to consummation of the merger. If the merger is consummated, Axalta may be obligated to pay all or a portion of this compensation to its named executive officers even if Axalta shareholders do not approve the advisory compensation proposal.

Q:	What shareholder vote is required for the approval of each proposal at the Axalta special meeting?

A:

Bye-laws proposal, advisory compensation proposal and adjournment proposal. Assuming a quorum is present, approval of the bye-laws proposal, the advisory compensation proposal and the adjournment proposal will require the affirmative vote of a majority of the votes cast on the proposals by holders of the Axalta common shares. Accordingly, abstentions and shares held by Axalta shareholders not in attendance at, and who have not submitted a proxy for, the Axalta special meeting, will have no direct effect on the outcome of any vote on the bye-laws proposal, the advisory compensation proposal or the adjournment proposal, assuming a quorum is present. Because none of the proposals to be voted on at the Axalta special meeting are routine matters for which brokers have discretionary authority to vote, Axalta does not expect there to be any broker non-votes at the Axalta special meeting.

Merger proposal. If the bye-laws proposal is approved by the Axalta shareholders, and assuming a quorum is present at the Axalta special meeting, approval of the merger proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting, and if the bye-laws proposal is not approved by the Axalta shareholders, and assuming a quorum is present at the Axalta special meeting, approval of the merger proposal will require the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting. Accordingly, abstentions and shares held by Axalta shareholders not in attendance at, and who have not submitted a proxy for, the Axalta special meeting, will have no direct effect on the outcome of any vote on the merger proposal, assuming a quorum is present.

Q:	What will happen if I fail to vote or abstain from voting on each proposal at the Axalta special meeting?

A:

If you are an Axalta shareholder and fail to vote, fail to instruct your broker, bank, nominee or other holder of record to vote, or abstain, it will have no direct effect on the outcome of any vote on the bye-laws proposal, the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming a quorum is present.

Q:	How do I vote?

A:	If you are a shareholder of record, you may vote by using any of the following methods:

•	By Internet. You may submit your proxy through the internet by following the instructions set forth on the enclosed proxy card.

•	By Telephone. You may submit your proxy by calling the toll-free telephone number shown on the proxy card and following the recorded instructions.

•	By Mail. You may submit your proxy by properly completing, signing and dating the proxy card and sending it back to Axalta in the postage-paid envelope provided (if mailed in the United States).

•

At the Virtual Axalta Special Meeting. All Axalta shareholders of record may vote online during the Axalta special meeting via the internet at proxydocs.com/AXTASM. You may cast your vote electronically during the Axalta special meeting using the 16-digit control number found on your proxy card. We encourage you, however, to vote ahead of time through the internet, by telephone or by mail as described above even if you plan to attend the Axalta special meeting so that your shares will be voted in the event you later decide not to attend the Axalta special meeting.

If you are a beneficial owner of shares, you may vote by using any of the following methods:

•

Through the Internet. You may instruct your broker, bank, nominee or other holder of record to vote through the internet by following the instructions provided in the notice and the voting instruction form provided by your broker, bank, nominee or other holder of record.

•

By Telephone. You may instruct your broker, bank, nominee or other holder of record to vote by calling the toll-free number found on the voting instruction form provided by your broker, bank, nominee or other holder of record and following the recorded instructions.

•

By Mail. You may instruct your broker, bank, nominee or other holder of record to vote by completing, signing and dating the voting instruction form provided by your broker, bank, nominee or other holder of record and sending it back to the record holder in the envelope provided.

•

At the Virtual Axalta Special Meeting. If you are a beneficial owner of shares held in street name at the record date and you wish to vote in person at the Axalta special meeting, you must obtain a legal proxy from your broker, bank, nominee or other holder of record and present it at the Axalta special meeting. Please contact that organization for instructions regarding obtaining a legal proxy.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

If your Axalta common shares are registered directly in your name with Axalta’s transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company), you are considered, with respect to those Axalta common shares, a shareholder of record. If your Axalta common shares are held in a stock brokerage account, by a broker, bank, nominee or other holder of record, you are considered the beneficial owner of Axalta common shares held in “street name.” The notice of the Axalta special meeting has been or will be sent to you by your broker, bank, nominee or other holder of record who is considered, with respect to those shares, to be the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, nominee or other holder of record on how to vote the Axalta common shares in your account.

Q:

If my Axalta common shares are held in “street name” by my broker, bank, nominee or other holder of record, will my broker, bank, nominee or other holder of record automatically vote those shares for me?

A:

If your Axalta common shares are held in “street name” through a broker, bank, nominee or other holder of record you will receive instructions on how to vote from your broker, bank, nominee or other holder of record. You must follow those instructions in order for your Axalta common shares to be voted. If you hold your Axalta common shares in “street name” and you have not received a voting instruction form, please contact the broker, bank, nominee or other holder of record that holds your Axalta common shares of record as soon as possible so that you can be provided with a voting instruction form. If your Axalta common shares are not registered in your own name as of the record date and you would like to vote your Axalta common shares online at the Axalta special meeting, you must receive a voting instruction form with a 16-digit control number and obtain a valid “legal proxy” from the broker, bank, nominee or other holder of record that holds your Axalta common shares giving you the right to vote the Axalta common shares at the Axalta special meeting. If you do not have a control number, please contact your broker, bank, nominee or other holder of record so that you can be provided with a control number.

Q:	What should I do if I receive more than one set of voting materials for the Axalta special meeting?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus or multiple proxy or voting instruction cards. For example, if you hold your Axalta common shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Axalta common shares. Please submit each proxy and voting instruction card that you receive in accordance with the instructions provided in this proxy statement/prospectus to ensure that all of your Axalta common shares are voted.

Q:	If I give a proxy, how will my Axalta common shares be voted?

A:

If you provide a proxy, regardless of whether you provide that proxy by phone, the internet or completing and returning the enclosed proxy card, the individuals named on the enclosed proxy card will vote your Axalta common shares in the way that you indicate when providing your proxy in respect of the Axalta common shares you hold. When completing the phone or internet processes or the proxy card, you may specify whether your Axalta common shares should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Axalta special meeting.

Q:	How will my Axalta common shares be voted if I return a blank proxy?

A:

If you sign a proxy card and return it without giving instructions for voting on any proposal, the Axalta common shares represented by that proxy card may be voted “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. If you are an Axalta shareholder of record, you may change your vote or revoke your proxy at any time prior to the final vote at the Axalta special meeting by:

•

delivering to Axalta’s Corporate Secretary by mail at Axalta Coating Systems Ltd., 1050 Constitution Avenue, Philadelphia, PA 19112, an instrument revoking the proxy, prior to or at the Axalta special meeting;

•	delivering a new proxy in writing, through the internet or by telephone in accordance with the details set out in your proxy card, dated after the date of the proxy being revoked; or

•	attending the virtual Axalta special meeting and voting (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

If you are a beneficial owner of Axalta common shares, you may submit new voting instructions by contacting your broker, bank, nominee or other holder of record. You may also revoke your previous voting instructions by voting at the Axalta special meeting as described above.

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my broker, bank, nominee or other holder of record?

A:

Yes. If your shares are held in an account at a broker, bank, nominee or other holder of record and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank, nominee or other holder of record, you should contact your broker, bank, nominee or other holder of record to change your vote.

Q:	What is a “broker non-vote”?

A:

If you are a beneficial owner whose Axalta common shares are held of record by a broker, bank, nominee or other holder of record, you must instruct your broker, bank, nominee or other holder of record how to vote your Axalta common shares. Brokers, banks, nominees and other holders of record who hold Axalta common shares in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks, nominees or other holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, the bye-laws proposal, the merger proposal, the advisory compensation proposal and the adjournment proposal are non-routine. Therefore, brokers, banks, nominees or other holders of record do not have discretionary authority to vote on the bye-laws proposal, the merger proposal, the advisory compensation proposal or the adjournment proposal.

A broker non-vote with respect to Axalta common shares occurs when (i) an Axalta common share held by a broker, bank, nominee or other holder of record is present or represented at a meeting of Axalta shareholders, (ii) the beneficial owner of such Axalta common shares has not instructed his, her or its broker, bank, nominee or other holder of record on how to vote on a particular proposal and (iii) the broker, bank, nominee or other holder of record does not have discretionary voting power on such proposal. Brokers, banks, nominees and other holders of record do not have discretionary voting authority with respect to the bye-laws proposal, the merger proposal, the advisory compensation proposal or the adjournment proposal; therefore, if a beneficial owner of Axalta common shares held in “street name” does not give voting instructions to the broker, bank, nominee or other holder of record, then those Axalta common shares will count towards quorum requirements if the broker, bank or other holder of record is present or represented at the Axalta special meeting but will not be voted on any proposal for which voting instructions have not been given.

Q:	Where can I find the voting results of the Axalta special meeting?

A:

Within four business days following certification of the final voting results, Axalta intends to file the final voting results of the Axalta special meeting with the SEC in a Current Report on Form 8-K.

Q:	Do dissenting shareholders have dissenters’ or appraisal rights?

A:

Yes. Any dissenting shareholder is entitled to appraisal rights under Section 106 of the Bermuda Companies Act so long as they follow the procedures precisely and satisfy the conditions set forth in Section 106 of the Bermuda Companies Act. For more information regarding appraisal rights, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Statutory Appraisal Rights.” Failure to strictly comply with Section 106 of the Bermuda Companies Act may result in your waiver of, or inability to exercise, appraisal rights.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger proposal?

A:

Yes. Before making any decision on whether and how to vote, you are urged to read carefully and in its entirety the section of this proxy statement/prospectus entitled “Risk Factors.” You also should read and carefully consider the risk factors with respect to Axalta that are contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell my Axalta common shares after the record date but before the Axalta special meeting?

A:

The record date for the Axalta special meeting is earlier than the date of the Axalta special meeting. If you own Axalta common shares on the record date and transfer your shares after the record date but prior to the Axalta special meeting, you will retain your right to vote such Axalta common shares at the Axalta special meeting. However, you will have transferred the right to receive the merger consideration to the person to whom you transferred your Axalta common shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Axalta and AkzoNobel will each bear their own costs related to the transaction, the retention of any information agent or other service provider in connection with the transaction and the fulfillment of their obligations pursuant to the merger agreement in connection with this proxy statement/prospectus, including the obligation of Axalta to cause the printing and mailing of this document. This proxy solicitation is being made by Axalta on behalf of the Axalta Board. Axalta has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee of $150,000, plus an additional success fee in an amount to be mutually agreed if Axalta shareholders approve the Axalta transaction-related proposals, plus an additional fee in an amount to be mutually agreed in the event of significant shareholder opposition to the transaction or if a third party announces a public offer to acquire at least a majority of the issued Axalta common shares, as well as reimbursement of certain customary fees and expenses. Axalta has also agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). In addition to this mailing, proxies may be solicited by Innisfree M&A Incorporated or by directors, officers or employees of Axalta or AkzoNobel or their respective affiliates in person, by mail, by telephone or by electronic transmission. None of the directors, officers or employees of Axalta or AkzoNobel will be directly compensated for such services.

Q:	When is the transaction expected to be completed?

A:

AkzoNobel and Axalta currently expect to consummate the mergers in late 2026 to early 2027, subject to receipt of Axalta shareholder approval and AkzoNobel shareholder approval and the required regulatory approvals and the satisfaction or waiver of the other conditions to the merger described in the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” for additional information.

Q:	Is the completion of the transaction subject to any conditions?

A:

Yes. The obligations of each of AkzoNobel and Axalta to effect the merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver), at or prior to the completion date, of certain conditions specified in the merger agreement, including, among others, (i) at a special general meeting of the shareholders of Axalta, the approval and adoption of the merger, the merger agreement, the Bermuda statutory merger agreements and the transactions contemplated thereby, (ii) at a general meeting of shareholders of AkzoNobel, (a) the approval of AkzoNobel entering into the merger and the other actions contemplated by the merger agreement, (b) the approval of the amendment of AkzoNobel’s articles of association to reflect the governance terms set forth in the merger agreement, with effect as of the amendment time, (c) the approval of issuance of the merger consideration and exclusion of pre-emption rights in connection therewith and (d) the appointment or reappointment, as applicable, of the relevant MergeCo Board nominees, with effect as of the amendment time, in the case of each of clauses (a) through (d), by holders of ordinary shares of AkzoNobel, (iii) declaration and payment of the pre-completion distribution, (iv) completion of the consultation process with AkzoNobel’s central works council in accordance with the terms of the merger agreement, which was completed in December 2025, (v) the approval of the merger consideration for listing on the NYSE, (vi) AkzoNobel having made publicly available a document in accordance with Regulation (EU) 2017/1129 as required in connection with the listing on Euronext Amsterdam of the AkzoNobel ordinary shares to be issued in the merger, (vii) the registration statement on Form F-4 with respect to the merger consideration having been declared effective by the SEC, (viii) the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of certain other clearances, approvals and consents under certain applicable foreign antitrust and regulatory laws, in each case, without the imposition of any terms, conditions or consequences that are materially burdensome, and (ix) other customary conditions for a transaction of this type, such as (a) the absence of any legal restraint prohibiting the consummation of the transactions contemplated by the merger agreement, (b) the accuracy of Axalta and AkzoNobel’s representations and warranties, subject to customary qualifications, (c) compliance by Axalta and AkzoNobel, respectively, in all material respects with its obligations under the merger agreement and (d) the absence of a material adverse effect on Axalta or AkzoNobel. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” for additional information.

Q:	What equity stake will Axalta shareholders hold in AkzoNobel immediately following the transaction?

A:

As of the date of this proxy statement/prospectus, based on the current number of Axalta common shares and AkzoNobel shares outstanding and reserved for issuance, AkzoNobel and Axalta estimate that, immediately following completion, the pre-merger AkzoNobel shareholders will own approximately 55% and pre-merger Axalta shareholders will own approximately 45% of MergeCo ordinary shares on a pro forma basis. The relative ownership of Axalta shareholders and AkzoNobel shareholders in MergeCo immediately following the merger will depend on the number of AkzoNobel shares and Axalta common shares issued immediately prior to the merger.

Q:	If I am an Axalta shareholder, how will I receive the merger consideration to which I am entitled?

A:

Promptly after the effective time, the exchange agent will mail to you a letter of transmittal and related instructions. Upon receipt by the exchange agent of your properly completed and executed letter of transmittal, together with either (i) the surrender of your share certificate(s) or (ii) transfer of a book entry share, and any such other documents required pursuant to the instructions, the exchange agent will deliver to you the merger consideration, including cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to the merger consideration, to which you are entitled.

If you are a holder of Axalta common shares in book-entry form, which are held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable after the effective time, upon surrender of book-entry shares held of record by DTC or its nominees, the merger consideration, including cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to the merger consideration.

Q:	What are the material U.S. federal income tax consequences of the mergers?

A:

AkzoNobel and Axalta intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code (the “Code”) for U.S. federal income tax purposes. It is the opinion of Cravath, Swaine & Moore LLP that the mergers (1) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) will not result in gain being recognized under

Section 367(a)(1) of the Code (other than for any U.S. Holder of Axalta common shares that would be a “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)) of MergeCo following the mergers that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)).

Assuming the mergers, taken together, so qualify, U.S. Holders (as defined in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material U.S. Federal Income Tax Consequences of the Mergers”) of Axalta common shares will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of MergeCo ordinary shares in exchange for Axalta common shares in the mergers, other than gain or loss, if any, with respect to any cash received in lieu of fractional MergeCo ordinary shares. Although AkzoNobel and Axalta intend and expect the mergers to qualify as a “reorganization,” completion is not conditioned on the mergers qualifying as a “reorganization” or upon the receipt of an opinion from counsel or ruling from the Internal Revenue Service (the “IRS”) to that effect.

The material U.S. federal income tax consequences of the mergers to U.S. Holders are discussed in more detail in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material U.S. Federal Income Tax Consequences of the Mergers.” The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGERS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	What should I do now?

A:

You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope provided (if mailed in the United States) or submit your voting instructions by telephone or over the internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	How can I find more information about Axalta or AkzoNobel?

A:	You can find more information about Axalta and AkzoNobel from the various sources described under the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Q:	Whom do I call if I have questions about the Axalta special meeting or the transaction?

A:

If you have any questions about the transaction or the Axalta special meeting, or desire additional copies of this proxy statement/prospectus, proxy cards or voting instruction forms, you should contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll-free: +1 877 750 0854

Brokers and banks may call collect: +1 212 750 5833

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. AkzoNobel and Axalta urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which AkzoNobel and Axalta have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Information about the Companies

Akzo Nobel N.V.

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

AkzoNobel Group is a global paints and coatings company, active in over 150 countries. As a pioneering and long-established paints and coatings company, AkzoNobel Group is dedicated to sustainability-driven innovation focused on delivering exceptional value to customers. AkzoNobel Group operates a global portfolio of decorative paints and performance coatings brands oriented towards meeting the specific requirements of different markets and customers. AkzoNobel N.V. is the holding company of the AkzoNobel Group and will be renamed following completion.

AkzoNobel is a public company trading on Euronext Amsterdam under the ticker symbol “AKZA”. AkzoNobel is exclusively a tax resident in the Netherlands and its principal executive offices are located at Christian Neefestraat 2, 1077 WW Amsterdam, the Netherlands, and its telephone number is + 31 88 969 7809.

Additional information about AkzoNobel can be found under the section of this proxy statement/prospectus entitled “Business of AkzoNobel Group” and on its website at https://www.akzonobel.com. The information contained in, or that can be accessed through, AkzoNobel’s website is not intended to be incorporated into this proxy statement/prospectus. For additional information about AkzoNobel, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Merger Sub

Conyers Corporate Services (Bermuda) Limited

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

Telephone +1 441 295 1422

Merger Sub, an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, and a direct wholly-owned subsidiary of Merger Sub 2 (“Merger Sub”), was formed solely for the purpose of facilitating the transaction. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

By operation of the transaction, at the effective time and subject to and upon the terms and conditions of the merger agreement and the Bermuda statutory merger agreement and the applicable provisions of the Bermuda Companies Act, Merger Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Bermuda

Companies Act, the separate corporate existence of Merger Sub shall cease and Axalta shall continue as the surviving company pursuant to the Bermuda Companies Act with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2.

Merger Sub 2

Conyers Corporate Services (Bermuda) Limited

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

Telephone +1 441 295 1422

Merger Sub 2, an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, intended to be tax resident in the Netherlands, and a direct wholly-owned subsidiary of AkzoNobel (“Merger Sub 2”), was formed solely for the purpose of facilitating the transaction. Merger Sub 2 has not carried on any activities or operations to date, except for those activities incidental to its formation, undertaken in connection with the transactions contemplated by the merger agreement and undertaken to establish its Dutch tax residence by having its place of effective management solely in the Netherlands.

By operation of the transaction, at the second effective time and subject to and upon the terms and conditions of the merger agreement and the second Bermuda statutory merger agreement and the applicable provisions of the Bermuda Companies Act, Axalta shall be merged with and into Merger Sub 2 under Sections 104(H) to 109 of the Bermuda Companies Act, the separate corporate existence of Axalta shall cease and Merger Sub 2 shall continue as the surviving company pursuant to the Bermuda Companies Act and shall be a direct wholly-owned subsidiary of AkzoNobel.

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, Pennsylvania 19112

United States of America

Axalta, a Bermuda exempted company limited by shares incorporated in 2012, is a leading global manufacturer, marketer and distributor of high-performance coatings systems and products. Axalta has over a 150-year heritage in the coatings industry. Axalta’s management believes that Axalta is known for manufacturing high-quality products with well-recognized brands supported by market-leading technology and customer service. Over the course of its history Axalta has remained at the forefront of its industry by continually developing innovative coatings technologies designed to enhance the performance, appearance and sustainability attributes of its customers’ products, while improving their productivity and profitability. Axalta common shares are listed on the NYSE under the ticker symbol “AXTA”. Axalta’s principal executive offices are located at 1050 Constitution Avenue, Philadelphia, Pennsylvania 19112, United States of America and its telephone number is +1 855 547 1461.

Axalta maintains a website at www.axalta.com. The information contained in, or that can be accessed through, Axalta’s website does not constitute a part of this proxy statement/prospectus and, therefore, is not incorporated into this proxy statement/prospectus by reference. For additional information about Axalta, see the documents incorporated by reference in the proxy statement/prospectus in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Risk Factors Summary

Below is a summary of the principal risk factors that you should consider in deciding how to vote for the proposals presented in this proxy statement/prospectus. The below summary is qualified in its entirety by the more complete discussion of such risks and uncertainties that follows this summary.

Risks Relating to the Transaction and MergeCo Group

•

Because the market value of AkzoNobel ordinary shares may fluctuate and the exchange ratio is fixed and will not be adjusted for changes in the market price of AkzoNobel ordinary shares, Axalta shareholders cannot be sure of the market value of the merger consideration that they will receive in the transaction.

•	The market price for MergeCo ordinary shares may be affected by different factors from those that historically have affected the market price of Axalta common shares.

•	There is no assurance when or if the transaction will be completed.

•

Axalta and AkzoNobel must obtain regulatory approvals to consummate the transaction, which could delay completion or, if not obtained, could prevent completion. In addition, conditions imposed by governmental or regulatory agencies in connection with their approvals may adversely impact the business, financial condition or results of operations of MergeCo Group.

•

Certain Axalta agreements may contain change of control or anti-assignment provisions that may be triggered by the transaction and that, if acted upon or not waived, could cause MergeCo to lose the benefit of such agreement(s) and incur liabilities or replacement costs, which could have an adverse effect on MergeCo Group. In addition, MergeCo Group may experience loss of customers, suppliers, distributors and other business relationships following completion, which could have an adverse effect on MergeCo Group.

•	MergeCo Group may not realize all of the anticipated benefits of the transaction.

•

Because MergeCo is a holding company and substantially all of its operations will be conducted through its subsidiaries, its ability to pay dividends on the MergeCo ordinary shares depends on its ability to obtain cash dividends or other cash payments or to obtain loans from such entities.

•	The announcement and pendency of the transaction could adversely affect each of AkzoNobel Group’s and Axalta Group’s respective businesses, results of operations, financial condition and/or prospects.

Risks Relating to AkzoNobel Group’s Business and Industry

Risks Relating to AkzoNobel Group’s Global Operations

•

Changes in global macroeconomic and geopolitical conditions and/or significant volatility in the capital, credit and commodities markets may materially adversely affect AkzoNobel Group’s business, financial position, results of operations or cash flows.

•

The loss of, or significant declines in purchases by, or AkzoNobel Group’s failure to meet AkzoNobel Group’s obligations to, any of AkzoNobel Group’s largest customers could adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

•

AkzoNobel Group is dependent on its distributor network and third-party delivery services for the distribution and export of certain of AkzoNobel Group’s products. A significant disruption in these services, or significant increases in prices for these services, protectionist policies, trade barriers, and tariffs, may disrupt AkzoNobel Group’s ability to export material or increase AkzoNobel Group’s costs.

•	AkzoNobel Group is dependent on certain of its manufacturing facilities where specific products can only be made at such facilities.

•	AkzoNobel Group handles and transports certain inherently hazardous materials that could result in liabilities or unanticipated costs.

Risks Relating to the Execution of AkzoNobel Group’s Strategic and Operating Plans

•

The implementation and execution of AkzoNobel Group’s growth initiatives or targets, business strategies or operating plans carries execution and operational risks and they may not achieve their stated aims and targeted outcomes.

•

Failure to develop and market innovative products and manage product life cycles could impact AkzoNobel Group’s competitive position and have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

•	Increased competition or failure to keep pace with competitors or developments in key competitive areas of AkzoNobel Group’s business may reduce its sales, earnings or cash flow performance.

Risks Relating to Legal and Regulatory Compliance and Litigation

•

Increasing scrutiny, and evolving and often diverging expectations from stakeholders including AkzoNobel Group’s customers, regulators and investors, with respect to AkzoNobel Group’s environmental, social and governance practices may impose additional costs on AkzoNobel Group or expose it to new or additional risks.

•

Emerging and evolving environmental, safety, product stewardship, consumer protection or other regulations and laws, including with respect to disclosure of metrics related to such areas, could have a material adverse effect on AkzoNobel Group’s business and consolidated financial condition.

•

AkzoNobel Group is subject to a complex regulatory framework across the markets in which it operates, as well as compliance risks related to new and existing laws and regulations, compliance with which could increase AkzoNobel Group’s costs and could adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

•	AkzoNobel Group’s business, results of operations and reputation could be adversely affected by litigation and claims.

Risks Relating to Human Resources

•	Any required, unexpected payments to any pension and other postretirement benefit plans applicable to AkzoNobel Group’s employees may adversely affect AkzoNobel Group’s financial condition.

•

AkzoNobel Group may be subject to work stoppages, union negotiations, labor disputes and other matters associated with AkzoNobel Group’s labor force, which may adversely impact AkzoNobel Group’s operations and cause AkzoNobel Group to incur incremental costs.

•	AkzoNobel Group may not be able to attract and retain the experienced and skilled personnel AkzoNobel Group needs to compete.

Risks Relating to Intellectual Property, Cybersecurity and AI

•	AkzoNobel Group’s inability to obtain, maintain, protect and enforce AkzoNobel Group’s intellectual property rights could adversely affect AkzoNobel Group’s growth and financial results.

•

AkzoNobel Group’s rights to develop and commercialize its intellectual property rights and technology may be subject, in part, to the terms and conditions of licenses it grants to others or is granted to it by others.

•

Any lawsuits regarding alleged infringement, misappropriation or other violation of intellectual property rights of third parties by AkzoNobel Group may be costly and time-consuming, and an unfavorable outcome in any litigation could harm AkzoNobel Group’s business.

Risks Relating to AkzoNobel Group’s Financial Profile

•

Difficult and volatile conditions in the global capital, credit and commodities markets and overall economy could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

•	AkzoNobel Group is subject to credit risk exposure from its customers in the ordinary course of AkzoNobel Group’s business.

•	Fluctuations in foreign currency exchange rates and changing monetary policies may adversely affect AkzoNobel Group’s financial condition, results of operations or cash flows.

Risks Relating to Axalta Group’s Business

You should read and consider the risk factors specific to Axalta Group’s business that will also affect MergeCo Group after completion. These risks are described in Item 1A of Axalta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

The Transactions and the Merger Agreement

The merger agreement provides that, subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, at the effective time, Merger Sub will be merged with and into Axalta and the separate corporate existence of Merger Sub will cease and Axalta will continue as the surviving company with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2. Subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, at the second effective time, Axalta will be merged with and into Merger Sub 2 and the separate corporate existence of Axalta will cease and Merger Sub 2 will continue as the surviving company and remain a direct wholly-owned subsidiary of AkzoNobel.

The terms and conditions of the transaction are contained in the merger agreement, which is described in the section of this proxy statement/prospectus entitled “The Merger Agreement,” a copy of which is attached as Annex A and Annex B to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.

AkzoNobel and Axalta expect to complete the transaction in late 2026 to early 2027, assuming the merger proposal is approved by Axalta shareholders on August 5, 2026 and the other conditions to completion (described under the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger”) are satisfied (including approval of the AkzoNobel transaction-related proposals by AkzoNobel shareholders on August 5, 2026). However, the transaction is subject to various conditions, and it is possible that factors outside the control of AkzoNobel and Axalta could result in the transaction being completed at a later time, or not at all.

Merger Consideration

If the merger is completed, each issued Axalta common share (other than Axalta common shares owned by Axalta as treasury shares immediately prior to the effective time and any Axalta common shares owned by AkzoNobel or any of its direct or indirect wholly owned subsidiaries (including Merger Sub)) will be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel ordinary share. Treasury shares held by Axalta and any Axalta common shares owned by AkzoNobel or its subsidiaries will be canceled without any consideration. No fractional shares will be issued; instead, shareholders entitled to a fractional share will, subject to the provisions of the merger agreement, receive cash in lieu thereof. For more information on the treatment of fractional shares, see the section of this proxy statement/prospectus entitled “The Merger Agreement—No Fractional Shares.”

Because the merger agreement provides for a fixed number of AkzoNobel ordinary shares to be issued as the consideration payable in exchange for each Axalta common share, the value of the merger consideration that Axalta shareholders will receive will depend on the market price of AkzoNobel ordinary shares at the time the transaction is completed. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €56.64 and the Euro-Dollar exchange rate of 1.159, in each case, on November 17, 2025, the last trading day before the public announcement of the merger agreement, the merger consideration represented, taking into account the pre-completion distribution, approximately $30.25 in implied value per Axalta common share. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €59.94 and the Euro-Dollar exchange rate of 1.138, in each case, on June 23, 2026, the last practicable trading day before the date of this proxy statement/prospectus, the implied value of the merger consideration, taking into account the pre-completion distribution, is approximately $34.36 per share. The value of the merger consideration will fluctuate with the market price of AkzoNobel ordinary shares until completion. As a result, the value of the merger consideration that Axalta shareholders will receive upon completion could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Axalta special meeting.

For more information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Merger Consideration.”

The Axalta Board’s Recommendation

The Axalta Board, at a meeting held on November 17, 2025, unanimously (i) resolved to approve the merger agreement, (ii) determined that the transactions contemplated by the merger agreement, including the merger, are in the best interest of Axalta and the Axalta shareholders, (iii) determined that the merger consideration constitutes fair value in accordance with the Bermuda Companies Act, (iv) recommended that the Axalta shareholders approve and adopt the merger agreement and (v) directed that the merger agreement and the transactions contemplated thereby be submitted to the Axalta shareholders entitled to vote for adoption.

The Axalta Board unanimously recommends that you vote “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. For a description of certain factors considered by the Axalta Board in reaching its determination and recommendation described above and additional information on the recommendation of the Axalta Board that Axalta shareholders vote to adopt the merger proposal, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Recommendation of the Axalta Board and Its Reasons for the Transaction.”

Opinions of Axalta’s Financial Advisors

Opinion of Evercore Group L.L.C.

Axalta retained Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with the merger. As part of this engagement, the Axalta Board requested that Evercore evaluate the fairness, from a financial point of view, to the holders of Axalta common shares (other than holders of Excluded Shares (as defined below)) of the exchange ratio pursuant to the merger agreement. At a meeting of the Axalta Board held on November 17, 2025, Evercore rendered to the Axalta Board its oral opinion, subsequently confirmed by delivery of a written opinion dated November 17, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Axalta common shares (other than with respect to Axalta common shares owned by AkzoNobel (or any direct or indirect wholly owned subsidiary of AkzoNobel), held by Axalta as treasury shares or dissenting shares (such shares, the “Excluded Shares”)).

The full text of the written opinion of Evercore, dated November 17, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D and is incorporated herein by reference into this proxy statement/prospectus in its entirety. The summary of the opinion of Evercore in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was addressed to, and provided for the information and benefit of, the Axalta Board (solely in its capacity as such) in connection with its evaluation of the merger. The opinion does not constitute a recommendation to the Axalta Board or to any other persons in respect of the merger, including as to how any holder of Axalta common shares should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Axalta, nor does it address the underlying business decision of Axalta to engage in the merger.

Pursuant to the terms of Evercore’s engagement letter with the Axalta Board, Axalta has agreed to pay Evercore a fee for its services in the aggregate amount of $45 million, of which $3 million was payable upon delivery of Evercore’s opinion and the remainder of which is payable contingent upon the consummation of the merger.

For more information, see the section of proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Opinion of Axalta’s Financial Advisors—Opinion of Evercore Group L.L.C.” and the full text of the written opinion of Evercore attached as Annex D to this proxy statement/prospectus.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated July 10, 2025, Axalta retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the merger and to deliver a fairness opinion in connection with the merger.

At the meeting of the Axalta Board on November 17, 2025, J.P. Morgan rendered its oral opinion to the Axalta Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Axalta common shares. J.P. Morgan confirmed its November 17, 2025 oral opinion by delivering its written opinion to the Axalta Board, dated November 17, 2025, that, as of such date, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Axalta common shares.

The full text of the written opinion of J.P. Morgan dated November 17, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Axalta shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Axalta Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Axalta or as to the underlying decision by Axalta to engage in the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any of Axalta’s shareholders as to how such shareholder should vote with respect to the merger or any other matter.

For services rendered in connection with the merger and the delivery of its opinion, Axalta has agreed to pay J.P. Morgan a fee of $45 million, of which $3 million became payable upon delivery of the fairness opinion, and the remainder of which is contingent upon completion. Axalta may also pay J.P. Morgan an additional discretionary fee of up to $5 million based on its assessment of J.P. Morgan’s performance of such services upon the consummation of the merger.

For more information, see the section of proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Opinions of Axalta’s Financial Advisors—Opinion of J.P. Morgan Securities LLC.”

The Axalta Special Meeting

General

The Axalta special meeting will be held completely virtually on August 5, 2026 at 9:00 a.m. (Eastern Time) (unless the Axalta special meeting is adjourned or postponed). Axalta’s shareholders will be able to virtually attend and vote at the Axalta special meeting by visiting proxydocs.com/AXTASM, which is the Axalta special meeting website. At the Axalta special meeting, Axalta shareholders will be asked to consider and vote upon the following proposals: (1) the bye-laws proposal, (2) the merger proposal, (3) the advisory compensation proposal and (4) the adjournment proposal. The approval of the merger proposal is a condition to the obligations of Axalta and AkzoNobel to complete the transaction. The bye-laws proposal, the advisory compensation proposal and the adjournment proposal are not conditions to the obligations of Axalta and AkzoNobel to complete the transaction.

Record Date

The record date for the Axalta special meeting is June 11, 2026. You are entitled to vote at the Axalta special meeting only if you were an Axalta shareholder of record as of the close of business on the Axalta record date, or if you hold a valid proxy for the Axalta special meeting. As of the close of business on the Axalta record date, there were 214,018,930 Axalta common shares issued. On each matter to be voted on at the Axalta special meeting, you are entitled to one vote for each fully paid Axalta common share held of record as of the Axalta record date.

Quorum

A quorum must be present at the Axalta special meeting for any business to be conducted at the Axalta special meeting. Two or more persons present at the start of the Axalta special meeting and representing in person or by proxy in excess of 50% of the total issued voting shares at the Axalta special meeting will constitute a quorum. If a beneficial owner of Axalta common shares held in “street name” does not give any voting instructions to the broker, bank, nominee or other holder of record, then those Axalta common shares will count towards quorum requirements if the broker, bank, nominee or other holder of record is present or represented at the Axalta special meeting but will not be voted on any proposal for which voting instructions have not been given.

Failure of a quorum at the Axalta special meeting may result in an adjournment of the Axalta special meeting and may subject Axalta to additional costs and expenses.

Required Votes

Bye-laws proposal:	Approval of the bye-laws proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

Merger proposal:	If the bye-laws proposal is approved such that the bye-laws as amended and restated in accordance with the bye-laws proposal are adopted, approval of the merger proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting.

If the bye-laws proposal is not approved, approval of the merger proposal will require the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting.

Advisory compensation proposal:	Approval of the advisory compensation proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

Adjournment proposal:	Approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

Adjournments

Axalta shareholders are being asked to consider and vote on the adjournment proposal, a proposal that will give the Axalta Board the authority to adjourn the Axalta special meeting to solicit additional proxies in the event that there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal. Any adjournment of the Axalta special meeting by the Axalta Board will allow the Axalta shareholders who have already sent in their proxies to revoke them at any time before their use at the Axalta special meeting that was adjourned or postponed. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting must be given to each Axalta shareholder entitled to attend and vote at the Axalta special meeting. Under the terms of the merger agreement, the Axalta special meeting cannot be postponed, adjourned or reconvened to a date that is more than 45 days after the date on which the Axalta special meeting was originally scheduled or less than five business days prior to the long stop date without the consent of AkzoNobel.

For more information on the Axalta special meeting and the Axalta transaction-related proposals, see the sections of this proxy statement/prospectus entitled “The Axalta Special Meeting,” “Proposal 1: The Bye-Laws Proposal,” “Proposal 2: The Merger Proposal,” “Proposal 3: The Advisory Compensation Proposal” and “Proposal 4: The Adjournment Proposal.”

Listing of MergeCo Ordinary Shares and Termination of ADRs

Completion is conditioned upon the approval for listing on the NYSE of MergeCo ordinary shares issuable pursuant to the merger agreement, subject to official notice of issuance. It is intended that all MergeCo ordinary shares will be listed on the NYSE. AkzoNobel shall also cause the MergeCo ordinary shares to be issued in connection with the transaction to be listed and admitted to trading on Euronext Amsterdam.

Additionally, pursuant to the merger agreement, AkzoNobel must use its reasonable best efforts to cause the ADR Program to be terminated prior to the effective time.

All MergeCo ordinary shares following completion of the transaction will be transferred and delivered to Cede & Co., as nominee for DTC, and accepted for clearing and settlement in book-entry form through the facilities of DTC and its participating entities, with trades on Euronext Amsterdam being settled through the clearing systems of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”). Any MergeCo shareholders who qualify as “affiliates,” as defined in Rule 144 under the U.S. Securities Act will, following such delivery, be required to hold their MergeCo ordinary shares in registered form, evidenced through the Direct Registration System (“DRS”) (each of these holders, a “DRS Holder”). The name of each DRS Holder will be entered as the registered owner of the relevant number of MergeCo ordinary shares on MergeCo’s register. DRS is a method of recording entitlement to shares in book-entry form that enables the exchange agent to maintain those MergeCo ordinary shares electronically in MergeCo’s records on behalf of the relevant shareholder outside of DTC.

Delisting from Euronext Amsterdam

Pursuant to the merger agreement, AkzoNobel undertakes to take all necessary actions to effect the delisting of the MergeCo ordinary shares from Euronext Amsterdam on or as soon as practicable following completion, subject to compliance with applicable laws and applicable Euronext Amsterdam regulations. AkzoNobel currently anticipates the delisting will occur approximately 12 months after completion.

Delisting and Deregistration of Axalta Common Shares

If the transaction is completed, there will no longer be any publicly held Axalta common shares. Accordingly, the Axalta common shares will be delisted from the NYSE and deregistered under the U.S. Exchange Act as promptly as practicable after the effective time, and Axalta will no longer be required to file periodic reports with the SEC with respect to Axalta common shares.

Pursuant to the merger agreement, Axalta must use its reasonable best efforts to take or cause to be taken all actions reasonably necessary, proper or advisable to delist the Axalta common shares from the NYSE and to terminate its registration under the U.S. Exchange Act as promptly as practicable after the effective time.

Material U.S. Federal Income Tax Consequences

AkzoNobel and Axalta intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is the opinion of Cravath, Swaine & Moore LLP that the mergers (1) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any U.S. Holder of Axalta common shares that would be a “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)) of MergeCo following the mergers that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)).

Assuming the mergers, taken together, so qualify, U.S. Holders (as defined in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material U.S. Federal Income Tax Consequences of the Mergers”) of Axalta common shares will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of MergeCo ordinary shares in exchange for Axalta common shares in the mergers, other than gain or loss, if any, with respect to any cash received in lieu of fractional MergeCo ordinary shares. Although AkzoNobel and Axalta intend and expect the mergers to qualify as a “reorganization,” completion is not conditioned on the mergers qualifying as a “reorganization” or upon the receipt of an opinion from counsel or ruling from the IRS to that effect.

The material U.S. federal income tax consequences of the mergers to U.S. Holders are discussed in more detail in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material U.S. Federal Income Tax Consequences of the Mergers.” The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the mergers that may vary with, or is dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

Material Dutch Tax Consequences

Axalta shareholders and prospective holders of MergeCo ordinary shares should read the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material Dutch Tax Consequences” for a discussion of the material Dutch tax consequences of the transaction and the holding and disposal of the MergeCo ordinary shares.

The Dutch tax consequences included in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material Dutch Tax Consequences” may not apply to each Axalta shareholder and prospective holder of MergeCo ordinary shares. Each person’s tax consequences will depend on his, her or its individual situation. Accordingly, each Axalta shareholder and prospective holder of MergeCo ordinary shares (as applicable) is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the transaction and the holding and disposal of MergeCo ordinary shares.

Accounting Treatment of the Transaction

The transaction will be accounted for as a business combination using the acquisition method in accordance with IFRS 3, Business Combinations. AkzoNobel will be treated as the accounting acquirer and the acquisition date for accounting purposes will be the completion date. AkzoNobel will record assets acquired and liabilities assumed from Axalta at their respective fair values, except where another IFRS standard prescribes a different measurement basis, at the date of completion. Any excess of the purchase price over the net fair value, or value based on a different measurement basis required by IFRS, of such assets and liabilities will be recorded as goodwill. The post completion financial condition and results of AkzoNobel will include Axalta but will not be restated retroactively.

For a more detailed discussion of the accounting treatment of the transaction, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Accounting Treatment of the Transaction.”

Treatment of Axalta Equity Awards

Each Axalta stock option that is outstanding immediately prior to the effective time, whether vested or unvested, that is held by a current Axalta service provider immediately prior to the effective time will convert into a MergeCo stock option with respect to a number of MergeCo ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of Axalta common shares subject to such Axalta stock option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Axalta stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Axalta assumed stock option will be subject to the same terms and conditions (including with respect to vesting) that applied to the corresponding Axalta stock option award immediately prior to the effective time.

Each Axalta stock option that is outstanding immediately prior to the effective time, whether vested or unvested, that is held by a former Axalta service provider immediately prior to the effective time will convert into the right to receive a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such stock option immediately prior to the effective time, less the number of shares with a value equal to the aggregate exercise price of such stock option, and (ii) the exchange ratio, with any Axalta stock option that has a per share exercise price that is equal to or greater than the closing price of an Axalta common share on the trading day immediately preceding the effective time cancelled without consideration.

Each Axalta RSU and each Axalta PSU that is outstanding immediately prior to the effective time, other than a Terminating Axalta RSU or Terminating Axalta PSU, will convert into an award of MergeCo restricted stock units (each, an “RSU conversion award”) with respect to a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such Axalta RSU or Axalta PSU immediately prior to the effective time and (ii) the exchange ratio, with the same terms and conditions that applied to such Axalta RSU or Axalta PSU immediately prior to the effective time (including with respect to vesting); provided that, (A) if any fractional MergeCo ordinary shares would result from such conversion, the holder of such award will receive a cash payment, calculated in the same manner as for shareholders of Axalta who receive cash in lieu of fractional shares, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Fractional Shares” and (B) in the case of each Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be based on the greater of target and actual performance through the effective time and the corresponding RSU conversion award will no longer be subject to any performance-based vesting conditions.

Each Terminating Axalta RSU or each Terminating Axalta PSU, in each case, that is outstanding immediately prior to the effective time will be converted into the right to receive the number of MergeCo ordinary shares that corresponds to the number of Axalta common shares subject to such award immediately prior to the effective time; provided that, in the case of each Terminating Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be determined based on (A) in the case of awards held by former service providers for which the performance period has not yet been completed, the greater of target and actual performance through the effective time, and (B) in the case of awards for which the performance period has been completed, actual performance.

See the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Treatment of Axalta Equity Awards.”

Treatment of AkzoNobel Equity Awards

Pursuant to the merger agreement, all AkzoNobel equity awards will remain outstanding following the effective time, with the same terms and conditions that applied to each such AkzoNobel equity award immediately prior to the effective time (including with respect to vesting), except for AkzoNobel PSUs, which will convert into AkzoNobel RSUs immediately prior to the effective time at the greater of target and actual performance measured through the effective time. In addition, all AkzoNobel equity awards will be amended to provide for the acceleration of the outstanding portion of the award in the event of a resignation of the holder for good reason, commensurate with similar terms in the outstanding Axalta equity awards.

For additional information regarding the treatment of AkzoNobel equity awards, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of AkzoNobel Equity Awards.”

Regulatory Clearances Required for the Transaction

Completion is conditioned upon, among other things, the expiration or early termination of the waiting period relating to the transaction under the HSR Act and antitrust or merger control filings or clearances in certain non-U.S. jurisdictions, including, among others, the European Union and the United Kingdom. Completion is also conditioned upon certain filings or clearances in connection with certain foreign investment laws or other laws.

Each of AkzoNobel and Axalta filed its respective HSR Act notification and report forms with respect to the transaction on January 21, 2026. On February 20, 2026, AkzoNobel and Axalta each received a request for additional information and documentary material, often referred to as a “second request,” from the FTC under the HSR Act. AkzoNobel and Axalta commenced the pre-filing merger notification process with the European Commission (European Union) on January 26, 2026 and with the United Kingdom Competition and Markets Authority (the “CMA”) on March 13, 2026. The initial notifications and filings in other jurisdictions where notices or clearances will be made are expected to be made by mid-June.

There can be no assurance that AkzoNobel and Axalta will be able to obtain all required regulatory clearances and approvals in the time frame required or at all. In addition, even if AkzoNobel and Axalta obtain all required regulatory clearances and approvals, and the merger agreement and the merger are approved by AkzoNobel’s shareholders and Axalta’s shareholders, conditions may be placed on any such clearance or approval that could cause AkzoNobel or Axalta to abandon the merger.

For more information, see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Efforts to Complete the Merger.”

Statutory Appraisal Rights

Under Bermuda law, any qualifying Axalta shareholders who do not vote in favor of the merger and who are not satisfied that they have been offered fair value for their Axalta common shares may, within one month of the date of the giving of the notice of the Axalta special meeting (delivered with this proxy statement/ prospectus), apply to the Supreme Court of Bermuda for an appraisal of the fair value of their Axalta common shares. An Axalta shareholder voting in favor of the merger proposal will not have the right to apply to the Supreme Court of Bermuda to appraise the fair value of its Axalta common shares. Axalta shareholders whose Axalta common shares are held in the name of a broker, bank, nominee or other holder of record are not entitled to exercise appraisal rights directly, so any such holder of Axalta common shares who intends to apply for appraisal of their shares should have their Axalta common shares transferred into their own name in sufficient time to exercise appraisal rights or consult with the depository regarding the appropriate procedures for exercising appraisal rights.

Notwithstanding the exercise by dissenting shareholders of their appraisal rights pursuant to Section 106(6) of the Bermuda Companies Act, at the effective time and subject to applicable law, each dissenting share subject to appraisal will be converted into the right to receive the merger consideration. If the fair value of a dissenting share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “appraised fair value”) is greater than the merger consideration paid, then in addition to such merger consideration, the applicable dissenting shareholder will be entitled to receive, following the decision of the Supreme Court of Bermuda, a cash payment equal to the difference between the appraised fair value and the merger consideration paid within one month after the appraised fair value is determined pursuant to such appraisal procedure.

For more information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Statutory Appraisal Rights.”

The AkzoNobel Debt Financing for the Transaction

On March 25, 2026, AkzoNobel issued 4.000% fixed rate senior unsecured notes due March 25, 2031 in an aggregate principal amount of €600 million (the “New 2031 Senior Notes”), and on June 16, 2026, AkzoNobel issued 3.625% fixed rate senior unsecured notes due June 16, 2029 in an aggregate principal amount of €750 million (the “New 2029 Senior Notes” and, together with the New 2031 Senior Notes, the “New Senior Notes”) pursuant to AkzoNobel’s Euro Medium Note Programme. The proceeds of the New Senior Notes, together with cash on AkzoNobel Group’s balance sheet and cash generated from operations, are intended to be used to fund the pre-completion distribution, to pay certain costs and expenses in connection with the transaction and to refinance the Axalta 2029 Dollar Term Loans. In addition to the New Senior Notes, AkzoNobel intends to issue additional senior notes to fund the merger financing prior to completion. To the extent any such issuances have not been completed prior to the shareholder vote, AkzoNobel may enter into a bridge financing facility.

In the context of the transaction, AkzoNobel also replaced its existing multi-currency revolving credit facility with a new facilities agreement with a syndicate of banks providing a €1.5 billion multi-currency revolving credit facility (which includes a $750 million swingline facility) (together, the “RCF”).

For further information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—The AkzoNobel Debt Financing for the Transaction.”

Conditions to the Merger

The obligations of each of AkzoNobel and Axalta to consummate the merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by AkzoNobel or Axalta, as applicable) of the following conditions:

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applicable licenses, certificates, permits, approvals, clearances, consents, waivers, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of applicable regulatory authorities in relation to the merger having been obtained, including (i) merger clearance filings in certain jurisdictions, including the European Union, United Kingdom and United States, (ii) a filing pursuant to Regulation (EU) 2022/2560 (the Foreign Subsidies Regulation) with the European Commission and (iii) foreign direct investment and foreign subsidy filings in certain jurisdictions;

•	the required consultation with the central works council of AkzoNobel having been deemed completed, which was completed in December 2025;

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(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of AkzoNobel to the extent specified in the merger agreement and (ii) AkzoNobel, Merger Sub and Merger Sub 2 having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by them under the merger agreement at or prior to the completion date;

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(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of Axalta to the extent specified in the merger agreement and (ii) Axalta having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by it under this merger agreement at or prior to the completion date;

•	the AkzoNobel completion proposals having been validly adopted at the AkzoNobel Extraordinary General Meeting and being in full force and effect;

•	the Axalta completion proposal having been validly adopted at the Axalta special meeting and being in full force and effect;

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this registration statement on Form F-4 having been declared effective by the SEC under the U.S. Securities Act, no stop order suspending the effectiveness of the Form F-4 being in effect and no proceedings for such purposes being pending before the SEC;

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AkzoNobel having made publicly available a prospectus regulation document in accordance with Regulation (EU) 2017/1129, as amended from time to time, as required in connection with the listing on Euronext Amsterdam of the AkzoNobel ordinary shares to be issued in the merger;

•	AkzoNobel ordinary shares issuable in the merger having been authorized for listing on NYSE, subject only to official notice of issuance;

•	AkzoNobel having declared and paid the pre-completion distribution;

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(i) no stay or other order having been issued by any governmental authority of competent jurisdiction that remains in force and effect at completion in an applicable jurisdiction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger”), to the extent related to a competition law or foreign investment law or in any material business jurisdiction and (ii) no statute, rule, regulation or other applicable law of any governmental authority of competent jurisdiction having been enacted that remains in force and effect at completion in an applicable jurisdiction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger”), to the extent related to a competition law or foreign investment law or in a material business jurisdiction, which in any case, prohibits the consummation of the merger, in whole or in part, in accordance with the merger agreement;

•	AkzoNobel not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at completion;

•	Axalta not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at completion;

•	between the date of the merger agreement and completion, there not having occurred a material adverse effect in relation to AkzoNobel; and

•	between the date of the merger agreement and completion, there not having occurred a material adverse effect in relation to Axalta.

Prior to completion, to the extent permitted by applicable law, the merger conditions described in the fourth, thirteenth and fifteenth bullets above may be waived by AkzoNobel, the merger conditions described in third, twelfth and fourteenth bullets above may be waived by Axalta and the merger conditions described in the first, second and fifth through eleventh (inclusive) bullets above may only be waived jointly by AkzoNobel and Axalta.

For further information, see the section in this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger.”

Exclusivity Provisions and Restrictions

From the date of the merger agreement until the earlier of the effective time and the valid termination of the merger agreement, except as expressly permitted in the merger agreement, each of Axalta and AkzoNobel will not, and will ensure that its subsidiaries and its subsidiaries’ directors, officers and employees will not, and will direct its and its subsidiaries’ agents, advisors or other representatives acting on its or its subsidiaries’ behalf not to:

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directly or indirectly, initiate, approach, solicit or knowingly encourage (including furnishing nonpublic or confidential information) or knowingly facilitate or knowingly induce any inquiry or the making, submission or announcement of any proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an alternative proposal;

•	enter into, continue or participate in any discussions or negotiations with any third-party with respect to an alternative proposal;

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provide any nonpublic or confidential information or data (including by granting access to its books or records) relating to AkzoNobel Group or Axalta Group, as applicable, or their respective businesses to any third party with respect to an alternative proposal;

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grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);

•	approve or recommend, or propose publicly to approve or recommend, any alternative proposal;

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approve, adopt, enter into or recommend, or propose to approve, adopt enter into or recommend, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement, partnership agreement or other similar agreement relating to any alternative proposal or any offer or proposal that would reasonably be expected to lead to an alternative proposal; or

•	propose publicly or agree to do any of the foregoing.

Notwithstanding these restrictions, at any time prior to the adoption of the AkzoNobel completion proposals and the adoption of the Axalta completion proposal if such party receives an unsolicited, bona fide written alternative proposal that did not result from a material breach of the exclusivity provision in the merger agreement (such party, the “offeree”) and the AkzoNobel boards or the Axalta Board, as applicable, determine in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is or could reasonably be expected to result in an AkzoNobel superior proposal or an Axalta superior proposal, as applicable (each as defined under “The Merger Agreement—Exclusivity Provisions and Restrictions”):

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the offeree will be permitted to provide nonpublic information with respect to it and its subsidiaries to the person(s) making such alternative proposal, but only if (i) such person(s) has entered into a confidentiality agreement with the offeree containing material terms that are not materially less restrictive in the aggregate than the confidentiality and nondisclosure agreement dated August 30, 2024 and the clean team agreement dated October 11, 2024, each by and between AkzoNobel and Axalta (together, as amended the “confidentiality agreement”), and which will not contain any exclusivity provision or other term that would restrict, in any manner, the offeree’s ability to consummate the merger and any other transactions as contemplated in or required to give performance to the merger agreement or to comply with its disclosure obligations to the other party pursuant to the merger agreement, and (ii) prior to or contemporaneously with furnishing any such nonpublic information to such person(s), it furnishes such nonpublic information to the other party to the extent the other party has not previously been provided with such information; and

•	the offeree will be permitted to consider such alternative proposal and engage in discussions or negotiations regarding such alternative proposal.

The merger agreement also requires each of Axalta and AkzoNobel to:

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promptly (and in any event within 24 hours) provide the other party with written notice of the receipt of, and the material terms and conditions of, and the identity of the person(s) making, any alternative proposal or any written communication, invitation, approach or enquiry, or any request for nonpublic information, received by such party or any of its relevant persons with respect to, or that would reasonably be expected to lead to, any alternative proposal; and

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keep the other party informed on a reasonably prompt basis (and in any case, within 24 hours) of any significant development of (including any significant amendment or proposed amendment to) such alternative proposal or other written communication, invitation, approach, enquiry, or request for nonpublic information with respect to, or that would reasonably be expected to lead to, any alternative proposal (including by delivering copies of any proposals, counterproposals and drafts of agreements exchanged between the relevant party or any of its relevant persons, on the one hand, and such third-party, on the other hand).

At any time prior to, for AkzoNobel, the adoption of the AkzoNobel transaction-related proposals and, for Axalta, the adoption of the Axalta transaction-related proposals, as soon as the AkzoNobel boards or the Axalta Board, as applicable, has determined that an alternative proposal constitutes an AkzoNobel superior proposal or an Axalta superior proposal (each as defined under “The Merger Agreement—Exclusivity Provisions and Restrictions”), respectively, and subsequently accepts such AkzoNobel superior proposal or Axalta superior proposal, as applicable, the offeree may terminate the merger agreement and the AkzoNobel boards or the Axalta Board, as applicable, may make an AkzoNobel adverse recommendation change or an Axalta adverse recommendation change, as applicable, if (i) such superior proposal did not result from a material breach by the offeree of the exclusivity or superior proposal provisions in the merger agreement; (ii) the offeree provides the other party four business days’ prior written notice thereof (with any amendment to such superior proposal requiring a new notice and a new two business day period) and, prior to taking such action (if requested by the other party) the offeree engaged in good faith negotiations with the other party during such four or two business day period, as applicable, to amend the merger agreement such that the alternative proposal ceases to be an AkzoNobel superior proposal or an Axalta superior proposal, as applicable; and (iii) no earlier than the end of the four or two business day period, as applicable, the AkzoNobel boards or Axalta Board, as applicable, will have determined, in good faith (and after consultation with their outside legal counsel and financial advisors), that such alternate proposal continues to constitute an AkzoNobel superior proposal or an Axalta superior proposal, as applicable, and that failure to effect an AkzoNobel adverse recommendation change or an Axalta adverse recommendation change or terminate the merger agreement would continue to be inconsistent with their respective fiduciary duties.

For further information, see the section in this proxy statement/prospectus entitled “The Merger Agreement—Exclusivity Provisions and Restrictions.”

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time by mutual written consent of AkzoNobel and Axalta, or by either AkzoNobel or Axalta if:

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a court or other governmental authority of competent jurisdiction has issued an order or enacted after the date of the merger agreement an applicable law that remains in force and effect in (i) an applicable jurisdiction (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger”), to the extent related to a competition law or foreign investment law, or (ii) if not related to a competition law or foreign investment law, in a material business jurisdiction, that permanently enjoins, prevents or prohibits the consummation of the merger and, in respect of such order, shall have become final and non-appealable;

•	any of the merger conditions have not been satisfied or waived in accordance with the merger agreement before the long stop date;

•	prior to obtaining approval of the other party’s shareholders to complete the transactions, the board or boards, as applicable, of the other party effects or effect an adverse recommendation change;

•	in connection with such party’s acceptance of a superior proposal;

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any of the representations and warranties of the other party fails to be true and correct, which failure (i) would give rise to the failure of the merger condition due to a material breach by such other party and (ii) (x) is not reasonably capable of being cured by the long stop date or (y) if such failure is reasonably capable of being cured by such other party, is not cured within 30 days of written notice of such failure to such other party (or, if sooner, the long stop date), except that such right to terminate the merger agreement will not be available to a party if it is then in breach of the merger agreement such that the respective merger condition would not be satisfied at such time;

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the other party has breached or failed to perform any of its covenants or obligations under the merger agreement in any material respect or has committed fraud with respect to its covenants or obligations under the merger agreement, in each case, to the extent such breach, failure or fraud has or would reasonably be expected to have material adverse consequences for the merger or either or both of AkzoNobel and Axalta and has not been remedied by the earlier of (i) 30 days after receipt by such other party of a written notice from the terminating party of such breach and (ii) the long stop date, except that such right to terminate the merger agreement will not be available to a party if it is then in breach of the merger agreement such that the merger condition with respect to such party’s representations and warranties and covenants would not be satisfied at such time;

•	the AkzoNobel Extraordinary General Meeting (including any postponement or adjournment thereof) has concluded and the AkzoNobel transaction-related proposals are not adopted; or

•	the Axalta special meeting (including any postponement or adjournment thereof) has concluded and the merger proposal is not adopted.

The right to terminate the agreement described under the first and second bullets above will not be available to a party if their breach of the merger agreement has been the proximate cause of the relevant merger condition not being satisfied.

If the merger agreement is terminated, it will have no force or effect and there shall be no liability or obligation on the part of AkzoNobel or Axalta, except in the case of fraud or willful breach (subject to the limitations set forth therein), and except that specified provisions of the merger agreement, including those relating to confidentiality and public announcements, termination payments, effect of termination and other customary general provisions will survive such termination in accordance with their terms.

Comparison of Rights of MergeCo Shareholders and Axalta Shareholders

Upon completion, each eligible Axalta common share will be converted into the right to receive the merger consideration. As a result, Axalta shareholders will receive AkzoNobel ordinary shares (which will, following completion, be referred to as MergeCo ordinary shares) and, in such case, will have different rights once they become MergeCo shareholders upon completion due to differences between the organizational documents of MergeCo and Axalta and differences between the laws of Bermuda including, for the avoidance of doubt, the applicable provisions of the Bermuda Companies Act, where Axalta is incorporated, and the laws of the Netherlands, where AkzoNobel is and MergeCo will be incorporated. For a comparison of certain rights of MergeCo shareholders and the existing rights of Axalta shareholders, see the section in this proxy statement/prospectus entitled “Comparison of Rights of MergeCo Shareholders and Axalta Shareholders.”

Post-Completion MergeCo Board

The merger agreement provides that, immediately following the amendment time, MergeCo will have a one-tier board consisting of 11 members, including two executive directors and nine non-executive directors (the “MergeCo Board”). The MergeCo Board will initially consist of four directors designated by Axalta (including one executive director, which shall be the Deputy-Chief Executive Officer, and three non-executive directors, including the Chair of the MergeCo Board), four directors designated by AkzoNobel (including one executive director, which shall be the Chief Executive Officer, and three non-executive directors, including the Vice-Chair of the MergeCo Board), and three non-executive directors designated jointly by AkzoNobel and Axalta following mutual agreement between them, acting in good faith. Axalta and AkzoNobel have agreed that each initial member of the MergeCo Board will serve an initial three-year term, with the end of such term adjusted as necessary to coincide with the date of the first annual general meeting of MergeCo held after the third anniversary of completion, except that the Deputy-Chief Executive Officer will only serve on the MergeCo Board for the first six months following completion, at which point he will resign from the MergeCo Board and be replaced by the Chief Financial Officer (who will be a member of the MergeCo Executive Committee immediately following the amendment time), and who will serve on the MergeCo Board for the remainder of the initial three-year term. All initial MergeCo Board members will be nominated for appointment at the AkzoNobel Extraordinary General Meeting (other than the MergeCo Board joint nominees, who may be nominated for appointment in a subsequent general meeting of AkzoNobel to be held prior to completion). The MergeCo Board is expected to meet the applicable independence requirements under the NYSE independence rules and the Dutch

Corporate Governance Code. Further details on the post-completion MergeCo Board are set out in the section in this proxy statement/prospectus entitled “The Merger Agreement—Post-Completion MergeCo Board.”

As of the date of this proxy statement/prospectus, AkzoNobel and Axalta envisage designating the following individuals to be nominated as members of the MergeCo Board:

•	Grégoire (Greg) Poux-Guillaume, current Chief Executive Officer of AkzoNobel, as executive director of the MergeCo Board and Chief Executive Officer of MergeCo;

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Chris Villavarayan, current Chief Executive Officer and President of Axalta, as executive director of the MergeCo Board for the first six months following completion and Deputy-Chief Executive Officer of MergeCo;

•	Rakesh Sachdev, current chair of the Axalta Board, as non-executive director and Chair of the MergeCo Board;

•	Ben Noteboom, current chair of the AkzoNobel Supervisory Board, as non-executive director and Vice-Chair of the MergeCo Board;

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Carl Anderson, current Senior Vice President and Chief Financial Officer of Axalta, as executive director of the MergeCo Board (upon the resignation of Chris Villavarayan as an executive director) and Chief Financial Officer of MergeCo;

•	Jaska de Bakker, current member of the AkzoNobel Supervisory Board, as non-executive director of the MergeCo Board;

•	Wouter Kolk, current member of the AkzoNobel Supervisory Board, as non-executive director of the MergeCo Board;

•	Jan Bertsch, current independent director of Axalta, as non-executive director of the MergeCo Board; and

•	Kevin Stein, current independent director of Axalta, as non-executive director of the MergeCo Board.

AkzoNobel and Axalta are in the process of identifying the remaining individuals to be nominated for appointment to the MergeCo Board. AkzoNobel will procure that any members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board who will not continue as MergeCo Board members with effect as of the amendment time shall irrevocably resign from their positions as members of the AkzoNobel Board of Management or the AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its subsidiaries (where relevant), in each case with effect from the amendment time, and each such member will confirm prior to the amendment time that, at the amendment time, he or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the merger.

For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Post-Completion MergeCo Board.”

Interests of Axalta’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Axalta Board with respect to the Axalta transaction-related proposals, you should be aware that Axalta’s directors and executive officers have interests in the transaction that are different from, or in addition to, those of Axalta shareholders generally. The Axalta Board was aware of and considered these interests (to the extent then known), among other matters, in evaluating, negotiating and approving the merger agreement and in determining to recommend that Axalta shareholders approve the Axalta transaction-related proposals. Such interests include:

•	the accelerated vesting of certain Axalta equity awards in the event of termination without cause or for good reason on or within two years following the effective time;

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the receipt of payments and benefits by executive officers under certain employment arrangements or the Axalta Amended and Restated Restrictive Covenant and Severance Policy in the event the applicable executive experiences a qualifying termination;

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certain cash retention bonuses for certain executive officers granted pursuant to retention bonus letter agreements which will vest in full on the date that is six months following the effective time, subject to the applicable executive’s continued employment through such date;

•	certain protections for annual bonuses for the year in which the effective time occurs, including for the executive officers;

•	certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies in favor of Axalta directors and Axalta executive officers following the effective time; and

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Axalta’s and AkzoNobel’s expectation that Rakesh Sachdev will be appointed to serve as a non-executive director and the chair of the MergeCo Board, Chris Villavarayan will be appointed to serve as an executive director of the MergeCo Board for the first six months following completion and as the Deputy-Chief Executive Officer of MergeCo, Carl Anderson will be appointed to serve as an executive director of the MergeCo Board (upon the resignation of Chris Villavarayan as an executive director) and the Chief Financial Officer of MergeCo, Jan Bertsch will be appointed to serve as a non-executive director of the MergeCo Board and Kevin Stein will be appointed to serve as a non-executive director of the MergeCo Board.

If the merger proposal is approved by the Axalta shareholders, the Axalta common shares held by Axalta’s directors and executive officers will be treated in the same manner as Axalta common shares held by all other Axalta shareholders.

For more information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal or the other proposals presented herein. In the event you become a holder of MergeCo ordinary shares following completion, you will be subject to all risks inherent in the business of AkzoNobel Group in addition to the risks relating to Axalta Group. The market value of your MergeCo ordinary shares will reflect the performance of the business relative to, among other things, that of the competitors of AkzoNobel Group and Axalta Group and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Risks Relating to the Transaction and MergeCo Group

Because the market value of AkzoNobel ordinary shares may fluctuate and the exchange ratio is fixed and will not be adjusted for changes in the market price of AkzoNobel ordinary shares, Axalta shareholders cannot be sure of the market value of the merger consideration that they will receive in the transaction.

Upon completion, Axalta shareholders will be entitled to receive 0.6539 AkzoNobel ordinary shares (the “exchange ratio”) for each Axalta common share that they own, subject to the terms and conditions set forth in the merger agreement described under the sections of this proxy statement/prospectus entitled “The Merger Agreement—Effect of the Merger and Merger Consideration.” The implied value of the merger consideration proposed for each Axalta common share as of November 17, 2025 (the last trading day of AkzoNobel ordinary shares and Axalta common shares prior to AkzoNobel’s and Axalta’s announcement of their entry into the merger agreement) taking into account the pre-completion distribution, was approximately $30.25 per Axalta common share (as determined by multiplying the closing price of an AkzoNobel ordinary share on Euronext Amsterdam on November 17, 2025 and the Euro-Dollar exchange rate on such date by the exchange ratio of 0.6539).

Because the exchange ratio is fixed and will only be adjusted in certain limited circumstances (including reclassifications, recapitalizations, stock splits (including reverse stock splits), combinations, exchanges or readjustments of shares, or stock dividends or similar transactions involving AkzoNobel or Axalta), the value of the merger consideration will depend on the market price of AkzoNobel ordinary shares as of the effective time. The merger consideration will not be adjusted for changes in the market price of AkzoNobel ordinary shares or Axalta common shares or in currency exchange rates between the date of signing the merger agreement and the effective time. In addition, there will be a lapse of time between the date on which Axalta shareholders vote on the merger proposal at the Axalta special meeting and the date on which Axalta shareholders entitled to receive the merger consideration actually receive the merger consideration.

The market value of the merger consideration and the market value of Axalta common shares at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus, the date of the Axalta special meeting or the date on which an Axalta shareholder actually receives the merger consideration. These changes may result from a variety of factors, including changes in AkzoNobel’s or Axalta’s respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The merger consideration will not be adjusted to reflect the comparative value of the Euro and the U.S. dollar or the market price of AkzoNobel ordinary shares or Axalta common shares. Therefore, the aggregate value of the merger consideration that an Axalta shareholder is entitled to receive at the effective time could vary significantly from the value of the merger consideration on the date of this proxy statement/prospectus, the date of the Axalta special meeting or the date on which an Axalta shareholder actually receives the merger consideration. Accordingly, at the time of the Axalta special meeting, the value of the merger consideration will not be known.

AkzoNobel ordinary shareholders and Axalta shareholders are urged to obtain current market quotations for AkzoNobel ordinary shares and Axalta common shares. See the section of this proxy statement/prospectus entitled “Comparative Per Share Market Price” for more information about the market price of AkzoNobel ordinary shares and Axalta common shares on certain dates.

The market price for MergeCo ordinary shares may be affected by different factors from those that historically have affected the market price of Axalta common shares.

Upon completion, Axalta shareholders who receive MergeCo ordinary shares in the transaction will become MergeCo shareholders. AkzoNobel Group’s businesses differ in certain respects from those of Axalta Group, and, accordingly, the results of operations of MergeCo Group will be affected by some factors that are different from those currently affecting the results of operations of Axalta Group. For a discussion of the businesses of Axalta Group and AkzoNobel Group and of some important factors to consider in connection with those businesses, see the section of this proxy statement/prospectus entitled “Business of AkzoNobel Group” and the documents incorporated by reference in this proxy statement/prospectus in respect of Axalta and referred to in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.” For a discussion of risk factors relating to AkzoNobel Group’s and Axalta Group’s respective businesses, see the section of this proxy statement/prospectus below entitled “—Risks Relating to AkzoNobel Group’s Business and Industry” and “—Risks Relating to Axalta Group’s Business.”

There is no assurance when or if the transaction will be completed.

Completion is subject to the satisfaction (or, to the extent permitted by applicable law, waiver), at or prior to the completion date, of certain conditions specified in the merger agreement, including, among others, (i) at a special general meeting of the shareholders of Axalta, the approval and adoption of the merger, the merger agreement, the Bermuda statutory merger agreements and the transactions contemplated thereby, (ii) at an extraordinary general meeting of shareholders of AkzoNobel, (a) the approval of AkzoNobel entering into the merger and the other actions contemplated by the merger agreement, (b) the approval of the amendment of AkzoNobel’s articles of association to reflect the governance terms set forth in the merger agreement, with effect as of the amendment time, (c) the approval of issuance of the merger consideration and exclusion of pre-emption rights in connection therewith and (d) the appointment or reappointment, as applicable, of the relevant MergeCo Board nominees, with effect as of the amendment time, in the case of each of clauses (a) through (d), by holders of ordinary shares of AkzoNobel, (iii) declaration and payment of the pre-completion distribution, (iv) completion of the consultation process with AkzoNobel’s central works council in accordance with the terms of the merger agreement, which was completed in December 2025, (v) the approval of the merger consideration for listing on the NYSE, (vi) AkzoNobel having made publicly available a document in accordance with Regulation (EU) 2017/1129 as required in connection with the listing on Euronext Amsterdam of the AkzoNobel ordinary shares to be issued in the merger, (vii) the registration statement on Form F-4 with respect to the merger consideration having been declared effective by the SEC, (viii) the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of certain other clearances, approvals and consents under certain applicable foreign antitrust and regulatory laws, in each case, without the imposition of any terms, conditions or consequences that are materially burdensome, and (ix) other customary conditions for a transaction of this type, such as (a) the absence of any legal restraint prohibiting the consummation of the transactions contemplated by the merger agreement, (b) the accuracy of Axalta and AkzoNobel’s representations and warranties, subject to customary qualifications, (c) compliance by Axalta and AkzoNobel, respectively, in all material respects with its obligations under the merger agreement and (d) the absence of a material adverse effect on Axalta or AkzoNobel. There can be no assurance as to when these conditions will be satisfied or waived, if at all, that other events will not intervene to delay or result in the failure to complete the transaction or that satisfaction of these conditions will not require undue diversion of financial resources or management time and attention. If completion is delayed, it would prolong the period of uncertainty for Axalta and AkzoNobel and may result in additional costs to their businesses and, if the transaction is not completed, none of the anticipated benefits of the transaction would materialize.

Axalta and AkzoNobel must obtain regulatory approvals to consummate the transaction, which could delay completion or, if not obtained, could prevent completion. In addition, conditions imposed by governmental or regulatory agencies in connection with their approvals may adversely impact the business, financial condition or results of operations of MergeCo Group.

Completion is conditioned upon, among other things, the expiration or early termination of the waiting period relating to the transaction under the HSR Act and antitrust or merger control filings or clearances, including, among others, the European Union and the United Kingdom and certain filings or clearings in connection with certain foreign investment and foreign subsidy laws, in each case, without the imposition of any terms, conditions or consequences that are materially burdensome. The governmental and regulatory agencies from which AkzoNobel and Axalta will seek these approvals have broad discretion in administering the applicable governing regulations. Pursuant to the merger agreement, AkzoNobel and Axalta will use their reasonable best efforts to obtain such approvals and have further agreed to take all actions as may be reasonably necessary to obtain such approvals, subject to the limitations set forth in the merger agreement. No assurance can be given that AkzoNobel and Axalta will obtain the required regulatory clearances and approvals in the time frame required or at all, or that the required conditions to the merger will be satisfied, and, if all required approvals are obtained and the conditions to the merger are satisfied, no assurance can be given as to the terms and conditions of such approvals or clearances. If a regulatory condition is not satisfied prior to the long stop date, AkzoNobel or Axalta may terminate the merger agreement. If the merger agreement is terminated, the transaction will not be completed. Any delay in completion for regulatory reasons could diminish the anticipated benefits of the merger or result in additional transaction costs.

Conditions imposed by regulatory agencies in connection with their approval of the transaction may require changes to the current operations or assets of AkzoNobel Group and/or Axalta Group. Such conditions may adversely impact the business, financial condition or results of operations of MergeCo Group and the anticipated benefits of the merger.

Each of AkzoNobel and Axalta filed its respective HSR Act notifications with respect to the transaction on January 21, 2026. On February 20, 2026, AkzoNobel and Axalta each received a request for additional information and documentary material, often referred to as a “second request,” from the FTC under the HSR Act. AkzoNobel and Axalta commenced the pre-filing notification process with the European Commission (European Union) on January 26, 2026, and initiated the corresponding pre-notification phase with the CMA on March 13, 2026. For more information, see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Efforts to Complete the Merger.”

Certain Axalta agreements may contain change of control or anti-assignment provisions that may be triggered by the transaction and that, if acted upon or not waived, could cause MergeCo to lose the benefit of such agreement(s) and incur liabilities or replacement costs, which could have an adverse effect on MergeCo Group. In addition, MergeCo Group may experience loss of customers, suppliers, distributors and other business relationships following completion, which could have an adverse effect on MergeCo Group.

Axalta is party to, or may become party to after the date hereof, various agreements with third parties that may contain change of control or anti-assignment provisions that may be triggered upon completion. Agreements with such provisions may provide for or permit the termination of the agreement upon the occurrence of a change of control of, or the assignment of such contract by, one of the parties unless it is waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the transaction or the merger agreement for which such consent or waiver was not obtained, MergeCo could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the operations of MergeCo Group.

In addition, the announcement and pendency of the transaction could cause disruptions in and create uncertainty surrounding AkzoNobel Group’s and Axalta Group’s respective businesses, including affecting

AkzoNobel Group’s and Axalta Group’s relationships with existing and future customers, suppliers and other business partners, which could have an adverse effect on MergeCo Group’s business, results of operations and financial condition following completion.

MergeCo Group may not realize all of the anticipated benefits of the transaction.

There is a risk that some or all of the expected benefits of the transaction may fail to materialize, or may not occur within the time periods anticipated by AkzoNobel and Axalta. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of AkzoNobel and Axalta. The challenge of integrating previously independent businesses makes evaluating the business and future financial prospects of MergeCo Group following the transaction difficult. Axalta and AkzoNobel have operated, and, until completion, will continue to operate, independently and the past financial performance of each of Axalta and AkzoNobel may not be indicative of the future financial performance of MergeCo Group. The success of the transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, accelerated growth, an expanded market reach, the combination of complimentary brand portfolios, an enhanced customer proposition and operating efficiencies, without materially disrupting existing customer relationships or resulting in decreased revenues or dividends due to the full or partial loss of customers (including as a result of existing customers of both Axalta Group and AkzoNobel Group seeking to reduce their exposure to MergeCo Group as a single supplier). Unanticipated events, liabilities or tax impacts or unknown pre-existing issues may arise or become apparent which could result in the costs of integration being higher than the realizable benefits. It is also possible that the process of integrating the existing businesses of AkzoNobel and Axalta takes longer or is more costly than anticipated, including as a result of increased regulatory and compliance burdens, or could result in the disruption of the respective businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of MergeCo Group to maintain existing business relationships. In addition, the success of the transaction will depend, in part, on successfully addressing possible differences in business backgrounds, cultures and philosophies between AkzoNobel and Axalta. Any difficulties in this regard could adversely affect MergeCo Group’s ability to realize the anticipated benefits of the transaction.

Failure to realize some or all of the anticipated benefits of the transaction may impact the financial performance of MergeCo Group, the price of the MergeCo ordinary shares and the ability of MergeCo to continue paying dividends on its ordinary shares at levels per share consistent with the current dividend or at all. The declaration of dividends by MergeCo will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend level per share or not increase the dividend level per share.

Because MergeCo is a holding company and substantially all of its operations will be conducted through its subsidiaries, its ability to pay dividends on the MergeCo ordinary shares depends on its ability to obtain cash dividends or other cash payments or to obtain loans from such entities.

MergeCo’s ability to pay dividends is limited under Dutch company law, which limits a Dutch public limited company to only pay cash dividends or make other distributions to the extent (i) that its equity exceeds the sum of its paid-up and called-up share capital and the reserves it must maintain pursuant to Dutch law and its articles of association, (ii) it can continue to pay its debts due following the payment of the dividend or the distribution and (iii) it has sufficient distributable reserves and cash available for this purpose. MergeCo will conduct substantially all of its operations through its subsidiaries and such entities will generate substantially all of its operating income and cash flow. As a holding company, MergeCo’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from its subsidiaries. The ability of such entities to make dividend payments to MergeCo depends largely on their financial condition and ability to generate profits. In addition, because MergeCo’s subsidiaries will be separate and distinct legal entities, they will have, to the extent they have not agreed otherwise by entering into a separate agreement with MergeCo, no obligation to pay any dividends or to lend or advance to MergeCo funds and may be restricted from doing so by contract, including under financing arrangements, under charter provisions, by other shareholders or under the applicable laws and regulations of the various countries in which they operate. Additionally, claims of the creditors of MergeCo’s subsidiaries have (and will continue to have) priority over any claims that MergeCo may have with respect to the assets of its subsidiaries. Although MergeCo intends to maintain a balanced dividend policy, there can be no assurance that, in the long-term, MergeCo’s subsidiaries will generate sufficient profits and cash flows, or otherwise prove willing or able, to pay dividends or lend or advance to MergeCo sufficient funds to enable it to pay interest, principal or expenses to any third party, if any, or to enable it to declare and pay dividends, if any, on the MergeCo ordinary shares. The inability of one or more of MergeCo’s subsidiaries to pay dividends or lend or advance funds to MergeCo could, in the long-term, have a material adverse effect on its business, cash flows, financial condition and results of operations.

The announcement and pendency of the transaction could adversely affect each of AkzoNobel Group’s and Axalta Group’s respective businesses, results of operations, financial condition and/or prospects.

The announcement and pendency of the transaction could cause disruptions in and create uncertainty surrounding AkzoNobel Group’s and Axalta Group’s respective businesses, including affecting AkzoNobel Group’s and Axalta Group’s relationships with existing and future employees, customers, suppliers and other partners in the business community, which could have an adverse effect on AkzoNobel Group’s or Axalta Group’s respective businesses, results of operations, financial condition and/or prospects, regardless of whether the transaction is completed. AkzoNobel Group and Axalta Group could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or adversely impacted. In addition, each of AkzoNobel and Axalta has expended, and continues to expend, significant management resources in an effort to complete the transaction, which are being diverted from AkzoNobel Group’s and Axalta Group’s respective day-to-day operations.

If the transaction is not completed, AkzoNobel’s and Axalta’s share prices may fall, including if and to the extent that the current prices of AkzoNobel ordinary shares and Axalta common shares reflect a market assumption that the transaction will be completed. In addition, the failure to complete the transaction may result in negative publicity or a negative impression of AkzoNobel and Axalta in the investment community and may affect AkzoNobel Group’s and Axalta Group’s relationships with employees, customers, suppliers and other partners in the business community.

AkzoNobel Group and Axalta Group will incur substantial transaction fees and costs in connection with the transaction.

AkzoNobel Group and Axalta Group have incurred and expect to incur additional material nonrecurring expenses in connection with the transaction and completion contemplated by the merger agreement, including costs relating to obtaining required approvals. AkzoNobel Group and Axalta Group have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the transaction. Additional significant unanticipated costs may be incurred in the course of integrating the businesses of AkzoNobel Group and Axalta Group after completion. Even if the transaction is not completed, AkzoNobel Group and Axalta Group will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

In addition to its own fees and expenses, in the event that the merger agreement is terminated by Axalta to enter into an agreement providing for a superior proposal or by AkzoNobel following a change in recommendation by the Axalta Board or in the event that Axalta enters into an agreement providing for, or consummates, an alternative transaction within 12 months following the termination of the merger agreement in certain circumstances, Axalta may be required to pay AkzoNobel a termination payment equal to €150 million. In addition to its own fees and expenses, in the event that the merger agreement is terminated by AkzoNobel to enter into an agreement providing for a superior proposal or by Axalta following a change in recommendation by either of the AkzoNobel boards or in the event that AkzoNobel enters into an agreement providing for, or consummates, an alternative transaction within 12 months following the termination of the merger agreement in certain circumstances, AkzoNobel may be required to pay Axalta a termination payment equal to €150 million. For more information, see the section entitled “The Merger Agreement—Expenses and Termination Payments.”

The Pro Forma Financial Information of AkzoNobel Group and Axalta Group is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of MergeCo Group following completion.

The Pro Forma Financial Information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of AkzoNobel Group and Axalta Group, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of MergeCo Group following completion. In addition, the Pro Forma Financial Information included in this proxy statement/prospectus is based in part on certain assumptions regarding the transaction that AkzoNobel Group believes to be reasonable as of the date of filing. These assumptions may not prove to be accurate, and other factors may affect MergeCo Group’s results of operations or financial condition following completion. Accordingly, the historical and Pro Forma Financial Information included in this proxy statement/prospectus does not necessarily represent MergeCo Group’s results of operations and financial condition had Axalta Group and AkzoNobel Group operated as a combined entity during the periods presented, or of MergeCo Group’s results of operations and financial condition following completion. MergeCo Group’s potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties that may be encountered by recently combined companies.

In preparing the Pro Forma Financial Information contained in this proxy statement/prospectus, AkzoNobel Group and Axalta Group have given effect to, on a preliminary basis, among other items, completion, accounting policy alignment, the payment of the pre-completion distribution and the indebtedness of MergeCo Group after refinancing parts of the indebtedness of Axalta Group on a combined basis after giving effect to the transaction. The Pro Forma Financial Information does not reflect all of the costs that are expected to be incurred by AkzoNobel Group and Axalta Group in connection with the transaction. For more information, see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information,” including the notes thereto.

AkzoNobel or Axalta may waive one or more of the completion conditions without re-soliciting AkzoNobel shareholder approval or Axalta shareholder approval, respectively.

Certain conditions to AkzoNobel’s and Axalta’s obligations, respectively, to complete the transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement between AkzoNobel or Axalta. For example, if the AkzoNobel Boards determine that declaring and paying the pre-completion distribution would be inconsistent with their fiduciary duties, AkzoNobel may unilaterally waive the pre-completion distribution condition. If one or more conditions to the transaction are waived by AkzoNobel or Axalta, in whole or in part, the parties will evaluate whether waiver of such condition or conditions is material and amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards (as applicable) would be warranted. In the event that any such waiver does not require re-solicitation of AkzoNobel’s shareholders or Axalta’s shareholders or the amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards (as applicable), the parties will have the discretion to complete the transaction without seeking further approval of AkzoNobel shareholders or Axalta shareholders, as applicable.

The opinions of Axalta’s financial advisors rendered to the Axalta Board do not reflect changes in circumstances between the date of such opinions and completion.

The Axalta Board received a written opinion from J.P. Morgan, dated November 17, 2025, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed transaction was fair, from a financial point of view, to the holders of Axalta’s common shares. The

Axalta Board has also received a written opinion from Evercore, dated November 17, 2025, to the effect that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Evercore in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Axalta’s common shares (other than holders of Excluded Shares). However, the Axalta Board has not obtained updated opinions as of the date of this proxy statement/prospectus. Changes in the operations and prospects of AkzoNobel Group or Axalta Group, general market and economic conditions and other factors that may be beyond the control of AkzoNobel or Axalta, and on which the forecasts and assumptions used by Axalta’s financial advisors in connection with rendering their respective opinions may have been based, may significantly alter the value of AkzoNobel or Axalta or the prices of the AkzoNobel ordinary shares or of the Axalta common shares by the time the transaction is completed. The opinions did not speak as of the time the transaction will be completed or as of any date other than the date of such opinions and the Axalta Board does not anticipate asking its financial advisors to update their opinions. The Axalta Board’s recommendation that Axalta shareholders vote “FOR” approval of the merger proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinions that the Axalta Board received from its financial advisors, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Opinions of Axalta’s Financial Advisors.” A copy of the opinions of Evercore and J.P. Morgan, Axalta’s financial advisors, are attached in Annex D and Annex E, respectively, to this proxy statement/prospectus and are incorporated by reference herein in their entirety.

Changes in global macroeconomic and geopolitical conditions and/or significant volatility in the capital, credit and commodities markets may materially and adversely affect MergeCo Group’s business, financial position, results of operations or cash flows.

MergeCo Group’s business will involve the sale of paint, coatings and related products to segments of the economy that are cyclical in nature, including segments relating to construction, housing, manufacturing, automotive, marine and protective, and aviation. Macroeconomic and other factors beyond MergeCo Group’s control could reduce demand from these segments of the economy for MergeCo Group’s products and materially adversely affect MergeCo Group’s business, financial condition, results of operations or cash flows. MergeCo Group will also be exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact regional or global trade and/or MergeCo Group’s customers, suppliers and other partners in the business community.

Significant disruption or volatility in global financial markets, or a general tightening of credit availability, could adversely affect MergeCo Group’s ability to access capital markets to refinance existing debt obligations or to otherwise obtain financing to support their operations on favorable terms, or at all. In addition, a tightening of credit in financial markets could also adversely affect the ability of MergeCo Group’s customers to obtain financing to support their operations, which could impact MergeCo Group’s business, financial condition, results of operations or cash flows.

While the merger agreement is in effect, AkzoNobel, Axalta and their respective subsidiaries’ businesses are subject to restrictions on their business activities. Furthermore, the merger agreement limits the ability of Axalta and AkzoNobel to pursue alternatives to the transaction and may discourage third parties from trying to acquire Axalta or AkzoNobel prior to completion.

Under the merger agreement, AkzoNobel, Axalta and their respective subsidiaries have agreed to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the transaction (unless AkzoNobel or Axalta obtains the other’s consent in advance, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict AkzoNobel Group’s and Axalta Group’s ability to execute certain of their respective business strategies. These restrictions may prevent AkzoNobel Group and Axalta Group from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, continuing share repurchase programs, incurring indebtedness or making changes to AkzoNobel Group’s or Axalta Group’s respective businesses prior to completion or termination of the merger agreement. These restrictions could have an adverse effect on AkzoNobel Group’s or Axalta Group’s respective business, financial results, financial condition or share prices, as applicable.

In addition, the merger agreement contains provisions that make it more difficult for Axalta and AkzoNobel to pursue alternatives to the transaction, including provisions that prohibit Axalta and AkzoNobel from (i) initiating, approaching, soliciting, knowingly encouraging, knowingly facilitating or knowingly inducing, subject to certain exceptions set forth in the merger agreement, any inquiry or the making, submission or announcement of any proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an alternative proposal (as defined for each party in the merger agreement), (ii) (A) entering into, continuing or participating in any discussions or negotiations with any third party with respect to an alternative proposal, (B) providing any nonpublic or confidential information or data to any third party with respect to an alternative proposal or (C) granting any waiver, amendment or release of or under any confidentiality, standstill or similar agreement, (iii) approving or recommending (or proposing publicly to approve or recommend) any alternative proposal or (iv) approving, adopting, entering into or recommending, (or proposing to approve, adopt, enter into or recommend) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement, partnership agreement or other similar agreement relating to any alternative proposal or any offer or proposal that would reasonably be expected to lead to an alternative proposal. In the event that AkzoNobel terminates the merger agreement after the Axalta Board makes an adverse recommendation change or Axalta terminates the merger agreement after the AkzoNobel Board of Management or AkzoNobel Supervisory Board makes an adverse recommendation change, then Axalta or AkzoNobel, as applicable, may be required to pay to the other party a termination payment of €150 million and €150 million, respectively.

The parties believe these provisions are reasonable and not preclusive of other offers, but these provisions may discourage a third party that has an interest in acquiring all or a significant part of either AkzoNobel or Axalta from considering or proposing an acquisition proposal and may limit (i) Axalta’s ability to pursue offers from third parties that could result in greater value to Axalta shareholders than the merger consideration and (ii) AkzoNobel’s ability to pursue offers from third parties that could create greater value for its shareholders. Furthermore, the termination payments described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination payment that may become payable by such party in certain circumstances.

See the sections of this proxy statement/prospectus entitled “The Merger Agreement—Exclusivity Provisions and Restrictions” and “The Merger Agreement—Expenses and Termination Payments” for a more complete discussion of the restrictions under the merger agreement and the circumstances under which the termination payments may be payable by Axalta or AkzoNobel, as applicable.

The termination of the merger agreement could negatively impact Axalta.

If the transaction is not completed for any reason, including as a result of Axalta shareholders failing to approve the merger proposal, the ongoing businesses of Axalta may be adversely affected and, without realizing any of the anticipated benefits of having completed the transaction, Axalta would be subject to a number of risks, including the following:

•	Axalta may experience negative reactions from the financial markets, including a decline of its share price (which may reflect a market assumption that the transaction will be completed);

•	Axalta may experience negative reactions from the investment community, its customers, suppliers, distributors, regulators and employees and other partners in the business community;

•	Axalta may be required to pay certain costs relating to the transaction, whether or not the transaction is completed; and

•

matters relating to the transaction will have required substantial commitments of time and resources by Axalta management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Axalta had the transaction not been contemplated.

If the merger agreement is terminated and the Axalta Board seeks another merger, business combination or other transaction, Axalta shareholders cannot be certain that Axalta will find a party willing to offer equivalent or more attractive consideration than the merger consideration Axalta shareholders would receive from MergeCo Group in the transaction. If the merger agreement is terminated under certain circumstances specified in the merger agreement, Axalta may be required to pay AkzoNobel a termination payment of €150 million.

See the sections of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Payments” for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination payment may be payable by Axalta.

Directors and executive officers of Axalta have interests in the transaction that may differ from the interests of Axalta shareholders generally, including, if the transaction is completed, the receipt of financial and other benefits.

In considering the recommendation of the Axalta Board, you should be aware that Axalta’s directors and executive officers may have interests in the transaction that are different from, or in addition to, those of Axalta shareholders generally. These interests may include, among others, the treatment of outstanding Axalta equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Axalta equity awards upon certain terminations of employment and MergeCo Group’s agreement to indemnify Axalta directors and executive officers against certain claims and liabilities. These interests are described in more detail in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

Except in specified circumstances, if the transaction is not completed by May 18, 2027, subject to extension in specified circumstances, either AkzoNobel or Axalta may choose not to proceed with the transaction.

Either Axalta or AkzoNobel may terminate the merger agreement if the transaction has not been completed by May 18, 2027 (or, if all completion conditions, other than certain conditions set forth in the merger agreement related to regulatory approvals, have been satisfied or waived, by November 18, 2027). However, this right to terminate the merger agreement will not be available to AkzoNobel or Axalta if such party’s breach of any provision of the merger agreement has been the proximate cause of a completion condition not being satisfied by such date. In the event that the merger agreement is terminated, the transaction will not be completed, the anticipated benefits of having completed the transaction will not be realized and the ongoing businesses of Axalta and AkzoNobel may be adversely affected.

For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement.”

Following completion, there may be less publicly available information concerning MergeCo than there is for issuers that are not foreign private issuers because, as a foreign private issuer, MergeCo would be exempt from a number of rules under the U.S. Exchange Act and would be permitted to file less information with the SEC than issuers that are not foreign private issuers and MergeCo, as a foreign private issuer, would be permitted to follow home country practice in lieu of the listing requirements of NYSE, subject to certain exceptions.

As a foreign private issuer under the U.S. Exchange Act, MergeCo would be exempt from certain rules under the U.S. Exchange Act, and would not be required to file periodic reports and financial statements with the

SEC as frequently or as promptly as companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, MergeCo would be exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the U.S. Exchange Act. The MergeCo principal shareholders would be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Accordingly, following completion, there may be less publicly available information concerning MergeCo than there is for companies whose securities are registered under the U.S. Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by MergeCo in accordance with Dutch law, which may differ in substance or timing from such disclosure requirements under the U.S. Exchange Act.

Further, as a foreign private issuer, MergeCo would be subject to less stringent corporate governance requirements under the NYSE rules. Subject to certain exceptions, the rules of the NYSE permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of the NYSE, including, for example, certain internal controls as well as certain board, committee and director independence requirements. MergeCo would be required to disclose any significant way in which its corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standings in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the NYSE corporate governance requirements.

MergeCo Group’s operations as a public company will be subject to numerous legal and regulatory regimes and MergeCo Group’s business could be harmed by changes to, or interpretation or application of, the laws and regulations of each of the jurisdictions in which it operates, including U.S. securities laws and regulations. There can be no assurance that MergeCo Group’s internal control over financial reporting will be sufficient.

AkzoNobel is not currently subject to the reporting requirements of the U.S. Exchange Act, the Sarbanes-Oxley Act or the other rules and regulations of the SEC. However, following completion, MergeCo will be a foreign private issuer and subject to such SEC reporting requirements and regulations. As such, AkzoNobel expects MergeCo Group to incur significant legal, accounting and other expenses that AkzoNobel did not incur previously, including costs associated with its SEC reporting requirements. MergeCo’s senior management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase MergeCo Group’s legal and financial compliance costs and will make some activities more time-consuming and costly. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

In particular, MergeCo will be subject to the U.S. Exchange Act and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that MergeCo Group maintain and periodically evaluate its internal control over financial reporting and disclosure controls and procedures. In particular, MergeCo Group will need to perform system and process evaluation and testing of internal control over financial reporting to allow management and its independent registered public accounting firm to report on the effectiveness of its internal control over financial reporting, as required by the rules and regulations of the SEC regarding Section 404 of the Sarbanes-Oxley Act. The first management report, attestation and certification in respect of internal controls over financial reporting will be required for the year following MergeCo’s first annual report required to be filed with the SEC, which is expected to be the year ending December 31, 2027. Failure to remediate material weaknesses in MergeCo Group’s internal control over financial reporting may result in MergeCo Group being unable to prevent or detect misstatements on a timely basis and its financial statements may be materially misstated. MergeCo Group will need to evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. However, these and other measures MergeCo Group will take may not be sufficient to allow it to satisfy its obligations as a public company on a timely and reliable basis.

Further, loss of MergeCo’s foreign private issuer status could result in significant additional cost and expense. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In order to maintain MergeCo’s status as a foreign private issuer, either a majority of MergeCo’s outstanding voting securities must be directly or indirectly held of record by non-residents of the U.S., or, if a majority of MergeCo’s outstanding voting securities are directly or indirectly held of record by residents of the U.S., a majority of MergeCo’s executive officers or directors may not be U.S. citizens or residents, more than 50% of MergeCo’s assets cannot be located in the U.S. and MergeCo’s business must be administered principally outside the U.S. If MergeCo loses its foreign private issuer status, MergeCo will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. MergeCo would also have to mandatorily comply with U.S. federal proxy requirements, and MergeCo’s officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. In addition, MergeCo would lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a result, in the event that MergeCo becomes a U.S. listed public company that is not a foreign private issuer, MergeCo would incur significant additional legal, accounting and other expenses that it would otherwise not incur as a foreign private issuer.

While MergeCo Group intends to transition to reporting financial results under U.S. GAAP, MergeCo Group may initially report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

AkzoNobel Group currently reports financial results under IFRS. While MergeCo Group intends to transition to reporting financial results under U.S. GAAP following completion, there can be no assurance as to the timing of such transition, which would require significant time, resources and expense, and therefore MergeCo Group may initially report under IFRS. There are and there may in the future be certain material differences between IFRS and U.S. GAAP. As a result, financial information and reported earnings of AkzoNobel Group and MergeCo Group for historical or future periods prepared in accordance with IFRS would be different than if they were prepared in accordance with U.S. GAAP and, as a result, you may not be able to meaningfully compare such financial statements with those of companies that prepare financial statements under U.S. GAAP.

AkzoNobel is, and MergeCo will be, organized under the laws of the Netherlands and a substantial portion of its assets are, and will be, and many of its directors and officers reside, and will reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against AkzoNobel, or, following completion, MergeCo or against AkzoNobel’s or, following completion, MergeCo’s officers and members of the AkzoNobel Boards or MergeCo Board.

AkzoNobel is, and MergeCo will be, organized under the laws of the Netherlands. A substantial portion of AkzoNobel Group’s, and thus MergeCo’s, assets are located outside the United States, and many of AkzoNobel’s current and MergeCo’s anticipated directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon AkzoNobel, or, following completion, MergeCo and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against AkzoNobel, or, following completion, MergeCo or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against AkzoNobel, or, following completion, MergeCo or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.

There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in the Netherlands, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in the Netherlands. See the section of this proxy statement/prospectus entitled “Enforceability of Civil Liabilities.”

The market price of MergeCo ordinary shares may decline as a result of the transaction. In addition, the transaction may not be accretive, and may be dilutive, to MergeCo’s earnings per share, which may negatively affect the implied value of the MergeCo ordinary shares following the transaction.

In connection with completion, AkzoNobel (which is referred to as MergeCo following completion) expects to issue approximately 147 million AkzoNobel ordinary shares (which are referred to as MergeCo ordinary shares following completion) and certain Axalta equity awards will be converted into an equivalent equity award of MergeCo pursuant to and in accordance with the merger agreement. The issuance of these new AkzoNobel ordinary shares (which are referred to as MergeCo ordinary shares following completion) could have the effect of depressing the market price of MergeCo ordinary shares following completion. The increase in the number of MergeCo ordinary shares may lead to sales of such MergeCo ordinary shares or the perception that such sales may occur, either of which may adversely affect the market for, or the market price of, MergeCo ordinary shares.

AkzoNobel and Axalta currently project that the transaction will result in a number of benefits, including accelerated growth, increased scale, expanded market reach, the combination of complementary brand portfolios and an enlarged platform for profitable growth, and that it will ultimately be accretive to MergeCo’s earnings per share. This projection is based on preliminary estimates that may materially change. Future events and conditions could reduce or delay the accretion that is currently projected or result in the transaction being dilutive to MergeCo’s earnings per share, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the benefits anticipated from the transaction. Any dilution of, reduction in or delay of any accretion to MergeCo’s earnings per share could cause the price of MergeCo ordinary shares and the implied value of the MergeCo ordinary shares to decline or grow at a reduced rate.

An active trading market for MergeCo ordinary shares may not develop, which would adversely affect the liquidity and price of MergeCo ordinary shares.

AkzoNobel ordinary shares are not listed on any U.S. stock exchange. Following completion, an active trading market for the MergeCo ordinary shares may never develop or, if developed, may not be sustained. If an active public market for MergeCo ordinary shares does not develop, the market price and liquidity of MergeCo ordinary shares may be adversely affected. MergeCo shareholders may be unable to sell their MergeCo ordinary shares unless a market can be established and sustained.

The MergeCo ordinary shares will have different rights from the Axalta common shares.

Certain of the rights associated with Axalta common shares are different from the rights associated with AkzoNobel ordinary shares (which are referred to as MergeCo ordinary shares following completion) when issued. See the section of this proxy statement/prospectus entitled “Comparison of Rights of MergeCo Shareholders and Axalta Shareholders” for a discussion of the different rights associated with MergeCo ordinary shares and Axalta common shares.

In particular, the laws of the Netherlands, the jurisdiction in which AkzoNobel (which is referred to as MergeCo following completion) is incorporated, limit the circumstances under which shareholders of a company may bring derivative actions on behalf of that company. In most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it and the permission of the court is required to maintain any derivative action, which is able to be brought by shareholders. In addition, the laws of the Netherlands do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a Bermuda corporation. Dutch law also requires that shareholders approve or authorize certain capital structure decisions (including in respect of the issuance of shares, the exclusion of preemptive rights and share repurchases), which may limit MergeCo Group’s flexibility to manage its capital structure.

Current Axalta shareholders who receive AkzoNobel ordinary shares in the transaction and current AkzoNobel shareholders will have a reduced ownership and voting interest in MergeCo after the transaction.

In connection with completion, AkzoNobel (which is referred to as MergeCo following completion) expects to issue approximately 147 million AkzoNobel ordinary shares (which are referred to as MergeCo ordinary shares following completion) to Axalta shareholders pursuant to and in accordance with the merger agreement. As a result, it is expected that, immediately after completion, former Axalta shareholders who receive AkzoNobel ordinary shares in connection with completion will own approximately 45% of the outstanding AkzoNobel ordinary shares, and current AkzoNobel shareholders will own approximately 55% of the outstanding AkzoNobel ordinary shares, following completion. In addition, MergeCo ordinary shares may be issued from time to time following the effective time to holders of Axalta equity awards on the terms set forth in the merger agreement. See the sections of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction” and “The Merger Agreement—Treatment of Axalta Equity Awards” for a more detailed explanation.

Consequently, former Axalta shareholders and current AkzoNobel shareholders will each have significantly less influence over the management and policies of MergeCo Group than they currently have over the management and policies of Axalta Group or AkzoNobel Group, respectively.

Axalta or AkzoNobel may become the target of securities class actions and derivative lawsuits, as applicable, which could result in substantial costs and may delay or prevent the transaction from being completed.

Shareholder derivative lawsuits may be brought against Axalta and its board of directors and litigation in connection with the transaction may be brought against AkzoNobel. Such lawsuits are often brought against companies that have entered into merger agreements. An adverse judgment could result in monetary damages, which could have a negative impact on Axalta Group’s or AkzoNobel Group’s respective liquidity and financial condition and, even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed, which may adversely affect Axalta Group’s or AkzoNobel Group’s or, if the transaction is completed, MergeCo Group’s business, financial position or results of operations.

The transaction may affect the application of new or existing tax rules to MergeCo Group, which could result in a material impact on MergeCo Group’s cash tax liabilities and tax charges.

Changes in tax laws, such as those recently enacted by the current administration in the United States, could result in a material impact on the cash tax liabilities and tax charges of MergeCo Group. MergeCo Group will have a greater presence in the United States following the transaction than the existing AkzoNobel Group, which means that changes to tax rules in the United States could have a more significant impact. Such an impact could also arise from changes in the application of existing tax rules, including Dutch tax rules, to AkzoNobel Group as a result of the transaction. In either case, this could result in a reduction in financial results depending upon the nature of the change.

Prior to completion, AkzoNobel Group and Axalta Group (and with effect from completion, MergeCo Group) may have difficulty attracting, motivating and retaining executives and other employees in light of the transaction.

MergeCo Group’s success after the transaction will depend in part on AkzoNobel Group’s and Axalta Group’s ability to retain and motivate key executives and other employees in the period prior to completion and MergeCo Group’s own ability to retain and motivate key executives and other employees following completion. Uncertainty about the effect of the transaction on AkzoNobel Group and Axalta Group employees may have an adverse effect on each of AkzoNobel Group and Axalta Group and consequently on MergeCo Group. This uncertainty may impair, prior to completion, AkzoNobel Group’s and/or Axalta Group’s, and following completion, MergeCo Group’s, ability to attract, retain and motivate personnel. Employees of AkzoNobel Group or Axalta Group may be at a greater risk of departing, and it may be more difficult to motivate these employees, due to matters relating to the transaction, including, without limitation, uncertainty and difficulty of integration, financial security or a desire not to become employees of MergeCo. In addition, MergeCo Group may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent if employees do depart. Employee retention may be particularly challenging during the pendency of the transaction, as employees of AkzoNobel Group and Axalta Group may experience uncertainty about their future roles in MergeCo Group.

Additionally, under agreements between Axalta and certain of its employees, such employees could potentially resign from employment on or after the effective time under circumstances that could result in severance payments and benefits being provided to such employees and/or accelerated vesting of their equity awards. These payments and benefits, individually or in the aggregate, could make retention of Axalta Group’s employees more difficult.

As a result of the foregoing, MergeCo Group’s ability to realize the anticipated benefits of the transaction may be materially and adversely affected. No assurance can be given that Axalta Group, AkzoNobel Group or, following completion, MergeCo Group will be able to attract, retain or motivate employees to the same extent that AkzoNobel Group and Axalta Group have been able to attract, retain and motivate employees in the past.

The financial forecasts are based on various assumptions that may not be realized and actual results likely will differ, and may differ materially, from those reflected in such financial forecasts.

The financial estimates set forth in the forecasts included under the section “Proposal 2: The Merger Proposal—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Axalta’s or AkzoNobel’s, as applicable, management when prepared and these estimates and assumptions are subject to uncertainties, many of which are beyond Axalta’s or AkzoNobel’s, as applicable, control, and involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized or undertaken and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Axalta and AkzoNobel operate. No assurances can be made regarding future events and the estimates and assumptions underlying such financial forecasts, which may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining MergeCo’s future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not, and should not be viewed as, a representation that the forecasted results will reflect actual future results and actual results likely will differ, and may differ materially, from those reflected in such financial forecasts.

The financial estimates set forth in the forecasts included under the section “Proposal 2: The Merger Proposal—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information” were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it was made, and Axalta and AkzoNobel and, following consummation of the transaction, MergeCo do not undertake any obligation, other than as required by applicable law, to update or otherwise revise any of the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances, even in the event that any or all of the underlying assumptions are shown to be in error. The prospective financial information included in this document has been prepared by, and is the responsibility of, Axalta management or AkzoNobel management, as applicable. No accounting firm has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information included under the section “Proposal 2: The Merger Proposal—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information” and, accordingly, no accounting firm expresses an opinion or any other form of assurance with respect thereto.

The auditor reports included in or incorporated by reference in this document relate solely to the historical financial information of AkzoNobel and Axalta, respectively. They do not extend to the unaudited prospective financial information and should not be read to do so.

See the section of this proxy statement/prospectus “Proposal 2: The Merger Proposal—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information.”

MergeCo Group will have a significant amount of indebtedness, which will limit its liquidity and financial flexibility, and any downgrade of its credit rating could adversely impact MergeCo Group. MergeCo Group may also incur additional indebtedness in the future.

As of March 31, 2026, before taking into consideration the debt financing for the pre-completion distribution, AkzoNobel Group and Axalta Group had total long-term borrowings of approximately €4.8 billion and approximately $3.1 billion, respectively. Accordingly, including the debt financing for the pre-completion distribution, MergeCo Group will have substantial indebtedness following completion. In addition, subject to the limits contained in the documents governing such indebtedness, MergeCo Group may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. MergeCo Group’s indebtedness and other financial commitments have important consequences to its business, including, but not limited to:

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making it more difficult for MergeCo Group to satisfy its obligations with respect to indebtedness due to the increased debt-service obligations, which could, in turn, result in an event of default on such indebtedness;

•

requiring MergeCo Group to dedicate a substantial portion of its cash flows from operations to debt service payments, thereby limiting its ability to fund working capital, capital expenditures, investments or acquisitions and other general corporate purposes;

•	increasing MergeCo Group’s vulnerability to general adverse economic and industry conditions, including low commodity price environments;

•	limiting MergeCo Group’s ability to obtain additional financing due to higher costs and more restrictive covenants;

•	limiting MergeCo Group’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	placing MergeCo Group at a competitive disadvantage compared with its competitors that have proportionately less debt and fewer guarantee obligations.

In addition, AkzoNobel and Axalta receive credit ratings from rating agencies with respect to their indebtedness. Any credit downgrades resulting from the merger or otherwise could adversely impact MergeCo

Group’s ability to access financing and trade credit, require MergeCo Group to provide additional letters of credit or other assurances under contractual arrangements and increase MergeCo Group’s interest rate under any credit facility borrowing as well as the cost of any other future debt.

MergeCo’s maintenance of two exchange listings for a period of time may adversely affect liquidity in the market for MergeCo ordinary shares and result in differences in the trading prices of MergeCo ordinary shares on the NYSE and Euronext Amsterdam.

Trading in MergeCo ordinary shares on the NYSE and Euronext Amsterdam will take place in different currencies (U.S. dollars on the NYSE and Euros on Euronext Amsterdam) and at different times (resulting from the differences in time zones, trading hours and trading days for the NYSE and Euronext Amsterdam).

The dual listing may adversely affect liquidity and trading prices for MergeCo ordinary shares on one or more of the exchanges due to the above-mentioned factors or other circumstances, which may be beyond MergeCo Group’s control. For example, the dual listing may increase share price volatility as trading will be split between the two markets, resulting in less liquidity on the two exchanges. Different liquidity levels, trading volumes, market conditions and regulatory conditions (including the imposition of capital controls) on the two exchanges may result in different prevailing prices and any decrease in the price of the ordinary shares on one exchange could cause a decrease in the trading price of MergeCo ordinary shares on the other exchange.

Investors could seek to sell or buy MergeCo ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the prices and the volumes of MergeCo ordinary shares available for trading on the exchanges. In addition, investors may not be able to sell or buy MergeCo ordinary shares on an exchange in case of a technological malfunction or other failure, which may further increase the risk of arbitrage activities and create unexpected volatility in the trading price of MergeCo ordinary shares.

Pursuant to the merger agreement, AkzoNobel undertakes to take all necessary actions to delist its ordinary shares from Euronext Amsterdam as soon as practicable following the completion date. AkzoNobel currently expects its ordinary shares to be dual listed for up to 12 months following the completion date.

Risks Relating to AkzoNobel Group’s Business and Industry

Risks Relating to AkzoNobel Group’s Global Operations

Changes in global macroeconomic and geopolitical conditions and/or significant volatility in the capital, credit and commodities markets may materially adversely affect AkzoNobel Group’s business, financial position, results of operations or cash flows.

AkzoNobel Group’s business involves the sale of paint, coatings and related products to segments of the economy that are cyclical in nature, particularly segments relating to construction, housing, manufacturing, automotive, marine and protective, and aviation. Macroeconomic and other factors beyond AkzoNobel Group’s control have in the past and could in the future reduce demand from these segments of the economy for AkzoNobel Group’s products, including as a result of depressed demand for AkzoNobel Group’s customers’ products or services, and materially adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows. For example, during difficult economic times, homeowners or project developers may refrain from seeking repairs or beginning new construction. Similarly, periods of reduced global economic activity could hinder global industrial output or cause AkzoNobel Group’s customers to reduce their levels of inventory (also referred to as destocking practices), which could decrease demand for AkzoNobel Group’s products. AkzoNobel Group’s Decorative Paints businesses are specifically exposed to the cyclical nature of building and construction and consumer confidence. These businesses can be impacted by country-specific housing market downturns, as evidenced most recently in China. In AkzoNobel Group’s global Performance Coatings businesses, demand is associated with overall industrial production and can be adversely affected by decreases in overall economic activity as well as shifts in global trade flows. Further, individual businesses are exposed to more industry-specific demand drivers that fluctuate, such as new aircraft deliveries in aerospace, cyclical new build rates in marine and protective coatings and accident rates in vehicle refinishes.

The AkzoNobel Group’s Performance Coatings and Decorative Paints businesses are both exposed to fluctuation in regional demand, with changes in consumer behavior or macroeconomic confidence in certain key regions affecting the overall performance of each segment. Disruptions in Europe, the United States or other economies, or weakening of emerging markets, such as China, South East Asia or Latin America, could adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows, and specifically the currency risk and exposure in such markets. Economic and market conditions could be affected by a number of factors, including new or extended economic sanctions, supply chain disruption, protectionist policies or trade barriers (including tariffs), volatility in commodity prices, changing consumer behavior in the markets that AkzoNobel Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, digitization, automation, artificial intelligence (“AI”), decarbonization, or due to the consequences of climate change.

AkzoNobel Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact regional or global trade and/or AkzoNobel Group’s customers and counterparties. AkzoNobel Group’s business and performance could be negatively affected by political events, geopolitical tensions, war and armed conflict (for example, the Russia-Ukraine conflict and the Iran and wider Middle East conflicts), terrorist acts or threats, more severe and frequent extreme weather events, widespread public health crises and the responses to any of the above scenarios by various governments and markets. For example, the conflict in the Middle East which escalated in Q1 2026 will likely bring further volatility. At present, AkzoNobel Group generates only a low single digit percentage of its total revenues from this region; however, the implications of this conflict on global raw material prices, logistics costs and raw material availability could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. See “—Terrorist activities and other acts of violence, civil unrest, or war, pandemics and other health crises, among other events beyond AkzoNobel Group’s control, may materially adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.”

Further, a tightening of credit in financial markets could adversely affect the ability of AkzoNobel Group’s customers to obtain financing to support their operations, which could result in a decrease in or cancellation of orders for AkzoNobel Group’s products and services and impact the ability of AkzoNobel Group’s customers to make payments owed to it. Similarly, a tightening of credit in financial markets could adversely affect AkzoNobel Group’s supplier base and increase the potential for one or more of AkzoNobel Group’s suppliers to experience financial distress or bankruptcy, which could impact AkzoNobel Group’s ability to procure materials in a timely manner or at all. Furthermore, a tightening of credit in financial markets could make it more difficult for AkzoNobel Group’s customers to borrow to fund construction activity, manufacturing operations and other capital projects, which in turn reduces demand for AkzoNobel Group’s products and may adversely impact AkzoNobel Group’s business, financial condition, results of operations or cash flows.

Customer behavior has also been impacted, and may continue to be impacted, by inflationary pressure in the markets in which AkzoNobel Group operates (including, but not limited to, in hyperinflationary countries such as Argentina and Turkey). In addition to customer behavior, inflationary pressure may continue to adversely impact profits generated in such countries. Shifts in consumer behavior have adversely affected and may continue to adversely affect the demand for new residential homes, existing home turnover and new nonresidential construction. Any worsening in these segments will reduce the demand for some of AkzoNobel Group’s products and may adversely impact AkzoNobel Group’s business, financial condition, results of operations or cash flows.

The loss of, or significant declines in purchases by, or AkzoNobel Group’s failure to meet AkzoNobel Group’s obligations to, any of AkzoNobel Group’s largest customers could adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group has certain customers that, individually, purchase a large amount of products from it, and AkzoNobel Group is also reliant on distributors to assist it in selling AkzoNobel Group’s products. The loss of any of AkzoNobel Group’s large customers, or the loss of a significant amount of sales to any of AkzoNobel Group’s large customers, could have an adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. For example, there are certain markets, like aviation, where limited customers make up a large part of AkzoNobel Group’s business within the market.

Consolidation of any of AkzoNobel Group’s customers could decrease AkzoNobel Group’s customer base and thereby exacerbate AkzoNobel Group’s customer concentration risk. For example, the loss of any of AkzoNobel Group’s large customers or significant changes in their level of purchases, as a result of changes in business conditions, working capital levels, product requirements, consolidation, inventory destocking or otherwise, could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

In addition, certain key customers have substantial purchasing power and leverage in negotiating contractual arrangements with AkzoNobel Group. These customers have demanded and may in the future demand contract terms that differ considerably from AkzoNobel Group’s standard terms and conditions. Large orders have also resulted and may in the future result in significant liabilities if AkzoNobel Group fails to provide the quantity and quality of product at the required delivery times or fails to meet other obligations under the contracting terms. While AkzoNobel Group attempts to contractually limit its potential liability, AkzoNobel Group has agreed to, and may in the future agree to, contracting terms favorable to counterparties to secure these orders. Such actions have exposed AkzoNobel Group, and in the future could expose AkzoNobel Group, to significant additional risks should AkzoNobel Group fail to meet its obligations. Any such future failures may result in a material adverse impact on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group is dependent on its distributor network and third-party delivery services for the distribution and export of certain of AkzoNobel Group’s products. A significant disruption in these services, or significant increases in prices for these services, protectionist policies, trade barriers, and tariffs, may disrupt AkzoNobel Group’s ability to export material or increase AkzoNobel Group’s costs.

AkzoNobel Group ships a significant portion of AkzoNobel Group’s products to its customers through AkzoNobel Group’s distributor network as well as independent third-party delivery companies. If any of AkzoNobel Group’s key distributors or third-party delivery providers experiences a significant disruption, AkzoNobel Group’s products may not be timely delivered. Distributors may also decide to reduce their levels of inventory with respect to AkzoNobel Group’s products, which could have a material adverse impact on AkzoNobel Group’s business, financial condition, results of operations or cash flows. In addition, if any of AkzoNobel Group’s third-party delivery providers increase prices and AkzoNobel Group is not able to pass along these increases to customers, find comparable alternatives or adjust its delivery network, AkzoNobel Group’s business, financial condition, results of operations or cash flows could be adversely affected.

AkzoNobel Group is dependent on certain of its manufacturing facilities where specific products can only be made at such facilities.

Certain of AkzoNobel Group’s products can only be made at specific facilities (e.g., in the aerospace and vehicle refinishes markets). Any disruption of operations at one of these facilities has in the past significantly affected and could in the future significantly affect AkzoNobel Group’s production, distribution or ability to fulfill its contractual obligations, including to AkzoNobel Group’s largest customers, and has in the past and could in the future damage AkzoNobel Group’s customer relationships, and its business, financial condition, results of operations or cash flows could be adversely affected.

AkzoNobel Group handles and transports certain inherently hazardous materials that could result in liabilities or unanticipated costs.

In AkzoNobel Group’s business, AkzoNobel Group and its suppliers handle and transport hazardous materials. If mishandled or released into the environment, whether by AkzoNobel Group or providers who are contracted for transportation, these materials could cause substantial property damage, environmental harm or personal injuries which may result in significant legal claims against AkzoNobel Group, which may have a material adverse effect on its business, financial condition, results of operations, cash flows and reputation. In addition, evolving regulations concerning the handling and transportation of certain materials could result in increased future capital or operating costs.

Unexpected price increases, business and supply chain interruptions or declines in the supply of raw materials could adversely affect AkzoNobel Group’s business, financial position, results of operations or cash flows.

AkzoNobel Group’s manufacturing processes consume significant amounts of raw materials, the costs of which are subject to change based on fluctuations in worldwide supply and demand as well as other factors beyond AkzoNobel Group’s control, including persistent inflationary pressures. AkzoNobel Group uses a significant amount of raw materials such as titanium dioxide and organic pigments and raw materials derived from crude oil and natural gas. While the majority of AkzoNobel Group’s raw material inputs are fourth to sixth generation derivatives (which refers to the number of downstream processing steps of crude oil and natural gas involved, i.e. first generation includes the basis outputs from refining and cracking crude oil and natural gas (e.g., ethylene and propylene), whereas fourth to sixth generation includes highly processed, specialized chemicals created through multiple chemical reactions (e.g., resins and additives)) of crude oil and natural gas, volatile oil and gas prices, as well as other unrelated factors, can cause significant variations in AkzoNobel Group’s raw materials costs, affecting AkzoNobel Group’s operating results. While AkzoNobel Group attempts to limit the impact of fluctuations in the prices of raw materials by implementing certain raw material price adjustment mechanisms based on index pricing in certain of AkzoNobel Group’s contractual arrangements, such mechanisms may be ineffective and often lag market price changes, and AkzoNobel Group can provide no assurance that it will be able to secure such contractual terms in future contracts or renewals of existing contracts. As a result, in rising raw material price environments, AkzoNobel Group may be unable to pass along these increased costs to its customers. Additionally, in declining raw material price environments, AkzoNobel Group may not realize raw material cost savings because of such lags, or customers may seek price concessions from AkzoNobel Group greater than any raw material cost savings it realizes. If AkzoNobel Group is not able to fully offset the effects of higher raw materials costs, or if customers demand greater raw material price concessions than AkzoNobel Group obtains in low raw material cost environments, AkzoNobel Group’s financial results could deteriorate.

Additionally, AkzoNobel Group obtains certain of AkzoNobel Group’s raw materials, like titanium dioxide, from selected key suppliers. Factors such as political instability, higher tariffs, supply chain disruptions, adverse weather conditions and natural disasters (including those that may be related to climate change or otherwise), armed conflicts and wars, or public health crises have impacted and may in the future disrupt the availability of raw material and fuel supplies, adversely impact AkzoNobel Group’s ability to meet customer demands for some of AkzoNobel Group’s products or adequately staff and maintain operations at affected facilities, and may increase AkzoNobel Group’s costs. In addition, environmental and social regulations, including regulations related to climate change or otherwise, may in the future negatively impact AkzoNobel Group or its suppliers in terms of availability and cost of raw materials, as well as sources and supply of energy. In the event AkzoNobel Group experiences supply chain disruptions from its suppliers, AkzoNobel Group may not be able to timely shift, if at all, to internal production or secure alternate sources in order to prevent significant impacts to its business, or AkzoNobel Group may experience quality issues with raw materials and energy sourced from alternate sources. If AkzoNobel Group is unable to offset such disruptions through internal production or alternate sources, AkzoNobel Group may experience adverse impacts to its business, financial condition, results of operations or cash flows. Although AkzoNobel Group’s production processes are not energy intensive and AkzoNobel Group continually increases its use of sustainable energy sources, a significant increase in energy prices and supply disruptions could adversely impact AkzoNobel Group’s business, financial condition, results of operations or cash flows.

If any sole source supplier of raw materials ceases supplying raw materials to AkzoNobel Group, or if any of AkzoNobel Group’s key suppliers is unable to meet its obligations in a timely fashion or at an acceptable price, or at all, AkzoNobel Group may be forced to incur higher costs to obtain the necessary raw materials elsewhere or, in limited instances, AkzoNobel Group may not be able to obtain the necessary raw materials. Additionally, in certain instances, AkzoNobel Group relies on third parties to toll manufacture certain of AkzoNobel Group’s intermediates and products. If any of AkzoNobel Group’s key tolling partners ceases to provide toll manufacturing services to AkzoNobel Group, either permanently or temporarily, AkzoNobel Group would be required to arrange for alternative manufacturing arrangements, which AkzoNobel Group may not be able to arrange on financially attractive terms, on a timely basis or at all.

In addition to the risks associated with raw materials prices, supplier capacity constraints, supplier production disruptions, including supply disruptions or supply shortages of key raw materials, packaging, and/or spare parts from AkzoNobel Group’s sole source or other key suppliers, supply chain and logistics congestion and disruptions, increasing costs for energy and freight could result in harm to AkzoNobel Group’s manufacturing capabilities or supply imbalances that may have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. Moreover, rising costs of freight, logistics, energy and labor may increase AkzoNobel Group’s cost of sales and reduce AkzoNobel Group’s profitability, as has been the case (for example, labor cost increases) in the past three years.

Catastrophic events, adverse weather conditions and natural disasters (including those that may be related to climate change or otherwise) may reduce the demand for some of AkzoNobel Group’s products, impact AkzoNobel Group’s ability to meet the demand for AkzoNobel Group’s products or create supply chain disruptions and increased costs, and could have a negative effect on AkzoNobel Group’s sales, earnings or cash flows.

From time to time, catastrophic events, adverse weather conditions and natural disasters (including those that may be related to climate change or otherwise) have caused business disruptions and have had an adverse effect on AkzoNobel Group’s sales, manufacturing and distribution of paint, coatings and related products. For example, in 2025, one of AkzoNobel Group’s manufacturing facilities was significantly damaged as a result of a fire, causing production at the affected manufacturing facility to discontinue in that facility for the remainder of the year. AkzoNobel Group’s facilities and systems are not fully redundant, and AkzoNobel Group’s disaster recovery planning may not be sufficient to meet business needs in the event of disruptions. In the event that catastrophic events, adverse weather conditions or a natural disaster cause significant damage to any one or more of AkzoNobel Group’s principal manufacturing or distribution facilities, AkzoNobel Group may not be able to manufacture the products needed to meet customer demand, which could have an adverse effect on AkzoNobel Group’s sales of certain paint, coatings and related products.

Also, from time to time, the impact of these risks to AkzoNobel Group’s suppliers has had or may have an adverse effect on AkzoNobel Group’s sales, manufacture and distribution of certain of AkzoNobel Group’s products. Catastrophic events, adverse weather conditions or natural disasters and their impacts have in the past resulted, and may in the future result, in industry-wide supply chain disruptions, increased raw material and other costs, and AkzoNobel Group’s hindered ability to manufacture the products needed to fully meet customer demand.

In any of these instances, an adverse effect on sales may cause a reduction in AkzoNobel Group’s earnings or cash flow.

Relatedly, demand for AkzoNobel Group’s products is also affected by seasonality as a portion of AkzoNobel Group’s business is seasonal due to weather conditions. In particular, the Decorative Paints business is sensitive to seasonality, with business often stronger in the second and third quarters of the calendar year than in the first or fourth quarters. Consequently, seasonal lags in earnings may not be offset during the corresponding financial year and this may adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

As a global business, AkzoNobel Group is subject to risks associated with foreign trade policy, including trade barriers, sanctions and tariffs.

AkzoNobel Group conducts its business on a global basis, with AkzoNobel Group’s 2025 revenue split across regions approximately as follows: 24.4% in North America and Latin America, 48.1% in Europe and the Middle East and 27.5% in North Asia and South Asia Pacific. Changes in local and regional economic or political conditions could affect product demand. Specifically, AkzoNobel Group’s financial results could be affected by changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments, agencies and similar organizations globally. These conditions include, but are not limited to, changes in a country’s or region’s social, economic or political conditions, military conflicts, including the current conflicts between Russia and Ukraine and in Iran and the wider Middle East, geopolitical disputes, trade regulations affecting production, pricing and marketing of products, local labor conditions and regulations, the (indirect) impact of semiconductor chip shortages, reduced protection of intellectual property rights, changes in the regulatory or legal environment, restrictions on currency exchange activities, trapped cash issues, burdensome taxes and tariffs and other trade barriers, as well as the imposition of economic or other trade sanctions, each of which could impact AkzoNobel Group’s ability to do business in certain jurisdictions or with certain persons.

The U.S. government has taken actions or made proposals that are intended to address trade imbalances or trade practices, specifically with China, among other countries, which include encouraging increased production in the United States. Furthermore, the current administration has begun implementing measures such as the imposition of higher tariffs on imports into the U.S., the renegotiation of some U.S. trade agreements and other government regulations affecting trade between the U.S. and other countries where AkzoNobel Group currently conducts, or may in the future conduct, its business, including announced tariffs on imports from China, Mexico and the EU. These actions and proposals have resulted or could result in retaliatory actions by affected countries. Such changes could increase the price AkzoNobel Group pays for certain raw materials AkzoNobel Group imports from such countries, for which AkzoNobel Group may not be able to obtain alternative supply at equivalent or lower prices, reduce demand for AkzoNobel Group’s products in other countries and adversely impact the U.S. economy or certain sectors thereof or the economy of other countries in which AkzoNobel Group conducts operations, its industry and supply chain, all of which could have a material adverse effect on its business, financial condition, results of operations or cash flows.

Terrorist activities and other acts of violence, civil unrest, or war, pandemics and other health crises, among other events beyond AkzoNobel Group’s control, may materially adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

As a global company with a large international footprint, AkzoNobel Group is subject to increased risk of damage or disruption, including to its employees and other personnel, facilities, partners, suppliers, distributors, resellers or customers, due to terrorist acts, conflicts, wars, power outages, pandemics or other public health crises and environmental incidents, wherever located around the world. The potential for future terrorist acts, conflicts, wars, power outages, pandemics or other public health crises and environmental incidents and the national and international responses to such events or perceived threats or potential conflicts relating to or arising out of such events may create economic and political uncertainties and challenges for AkzoNobel Group and its customers, suppliers and logistic partners that could have a materially adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. Such events may compromise the safety of, and continued provision of services by, AkzoNobel Group’s employees and other personnel, including executive officers and other key personnel, and any resulting disruptions or loss of services could harm AkzoNobel Group’s business. A loss of the use of all or a portion of one or several of AkzoNobel Group’s key manufacturing facilities due to accident, labor issues, acts of war, political unrest, geopolitical risk, terrorist activity, pandemic or other public health crises or otherwise, whether short- or long-term, and any interruption in production capability could require AkzoNobel Group to make substantial capital expenditures to remedy the situation, which could negatively affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

Russia’s conflict with Ukraine, the Iran and wider conflicts in the Middle East and the sanctions and other measures imposed by various governments in response to these conflicts have increased the level of economic and political uncertainty globally. Following the imposition of EU sanctions in the context of the Russia-Ukraine war, the majority of AkzoNobel Group’s coating activities in Russia were suspended and the residual Russian business was ringfenced, and AkzoNobel Group no longer provides financial support to that residual Russian business, which amounted to less than 2% of revenues in 2025. Further developments in Russia (including as a result of the expropriation of assets or the imposition of external management requirements or divestment requirements) could affect AkzoNobel Group’s ability to exercise control over and access the ringfenced residual Russian business and its operations, assets, employees and financial information, which may adversely affect AkzoNobel Group’s business and results of operations. A significant escalation or expansion of economic disruption or countries subject to sanctions or the scope of any of these conflicts or sanctions, could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows and could result in, among other things, AkzoNobel Group’s inability to maintain (consolidating) operations in sanctioned countries (including as a result of expropriation of assets or divestment requirements), supply chain disruptions, rising prices for oil and other commodities, volatility in capital markets and foreign exchange rates, rising interest rates or heightened cybersecurity risks, any of which may adversely affect AkzoNobel Group’s business.

Risks Relating to the Execution of AkzoNobel Group’s Strategic and Operating Plans

The implementation and execution of AkzoNobel Group’s growth initiatives or targets, business strategies or operating plans carries execution and operational risks and they may not achieve their stated aims and targeted outcomes.

AkzoNobel Group continues to execute, and has in the past executed, on a number of growth initiatives, strategies and operating plans designed to enhance its business, including growing focused segments, active portfolio management, innovation (especially sustainability-driven) and “industrial excellence” via simplification and efficiency, aiming for agility, better margins and stronger customer focus in volatile markets, supported by digital tools and strategic acquisitions/divestments to streamline operations. For example, in 2024, AkzoNobel Group announced next steps to reduce cost and to enhance the efficiency of its functions. This initiative was designed to simplify operations, accelerate decision-making and streamline AkzoNobel Group’s management structure. Additionally, AkzoNobel Group has enhanced operational performance with the aim to achieve growth in its focus segments and markets. For example, in 2025, AkzoNobel Group installed new equipment and increased capacity at its Suzhou site. The anticipated benefits from these efforts were based on several assumptions that may prove to be inaccurate and a variety of factors could cause AkzoNobel Group to fail to realize some or all of the expected benefits and targets, including growth, cost savings, improved financial performance and productivity enhancements. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans, including those related to actions needed to satisfy legal requirements in certain jurisdictions; increased difficulty and cost in implementing these efforts; adverse legal, reputational and financial effects on AkzoNobel Group resulting from such efforts; and misalignment between businesses and functions, including in respect of the short-term versus long-term view on the business, leading to an inability to support and execute the strategic agenda and growth plans and the incurrence of other unexpected costs associated with operating the business. Further, AkzoNobel Group’s continued implementation of these programs may disrupt its operations and performance due to delays or transition periods, for example. AkzoNobel Group has in the past failed, and may in the future fail, to realize the full extent of the anticipated benefits from, or targets related to, such efforts and AkzoNobel Group cannot assure that it will realize these benefits or targets. If, for any reason, the benefits AkzoNobel Group realizes, or

AkzoNobel Group’s actual results, are less than its estimates or targets, or the implementation of these growth initiatives, strategies and operating plans adversely affect AkzoNobel Group’s operations or cost more or take longer to effectuate than it expects, or if AkzoNobel Group’s assumptions prove inaccurate, AkzoNobel Group’s results of operations may be materially and adversely affected.

There is also increasing scrutiny from stakeholders regarding how AkzoNobel Group addresses environmental, sustainability and social challenges, including related to climate change, and responsible management of AkzoNobel Group’s workforce and supply chain. A failure, or perceived failure, to address these challenges, including in light of the increasingly diverging—and sometimes conflicting—views from stakeholders on environmental, sustainability and social matters, may have an adverse effect on AkzoNobel Group’s results, financial condition, prospects, and/or reputation.

Failure to develop and market innovative products and manage product life cycles could impact AkzoNobel Group’s competitive position and have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group’s operating results are largely dependent on the development and management of AkzoNobel Group’s portfolio of current, new and developing products and services as well as AkzoNobel Group’s ability to bring those products and services to market. Difficulties or delays in product development, such as the inability to identify viable new products, successfully complete research and development, obtain relevant regulatory approvals, effectively manage AkzoNobel Group’s manufacturing process or costs, obtain, maintain, protect and enforce intellectual property rights or gain market acceptance of new products and services could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. Because of the lengthy and costly development process, technological challenges and intense competition, AkzoNobel Group cannot assure that any of the products it is currently developing, or that it may develop in the future, will achieve commercial success. For example, in addition to developing technologically advanced products, commercial success of those products will depend on customer acceptance and implementation of those products over the products and services offered and developed by AkzoNobel Group’s current and future competitors and the related intellectual property rights held by such competitors. A failure to develop commercially successful products or to develop additional uses for existing products could materially adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows. Additionally, developing products late or after others have already been introduced into the market significantly reduces the potential impact of a new product launch. Further, sales of AkzoNobel Group’s new products could replace sales of some of AkzoNobel Group’s current products, offsetting the benefit of even a successful product introduction.

Increased competition or failure to keep pace with competitors or developments in key competitive areas of AkzoNobel Group’s business may reduce its sales, earnings or cash flow performance.

AkzoNobel Group faces substantial competition from many international, national, regional and local competitors of various sizes in the manufacture, distribution and sale of AkzoNobel Group’s paint, coatings and related products. Some of AkzoNobel Group’s competitors operate more extensively in certain regions around the world and have greater financial or operational resources to compete internationally. They may secure better terms from certain vendors, adopt more aggressive pricing and devote more resources to certain product lines or parts of their business. Other competitors are smaller and may be able to offer more specialized products. Technology, product quality, product composition, raw material sourcing, product innovation and development (including relating to increased customer interest in the sustainability attributes of products and AkzoNobel Group’s related key strategies and initiatives for expanding AkzoNobel Group’s product offerings), breadth of product line, technical expertise, distribution, service and price are key competitive factors for AkzoNobel Group’s business. Competition in any of these areas, or failure to keep pace with developments in any of these areas, may reduce AkzoNobel Group’s sales and adversely affect AkzoNobel Group’s earnings or cash flow by resulting in decreased sales volumes, reduced prices and increased costs of manufacturing, distributing and selling AkzoNobel Group’s products.

If AkzoNobel Group is unable to offer competitive, attractive and innovative products that are also profitable and released in a timely manner, it will lose market share, incur losses on some or all of its initiatives and possibly lose growth opportunities. For example, in 2025, AkzoNobel Group invested in curing technology infrastructure in its laboratories, to focus on developing more sustainable methods of curing coatings. However, there can be no certainty that such initiatives will allow AkzoNobel Group to compete effectively or will deliver the expected results. In addition, the implementation of AkzoNobel Group’s strategy delivery on its simplification measures may also have an impact on AkzoNobel Group’s ability to compete effectively and maintain satisfactory returns.

AkzoNobel Group may also fail to identify future opportunities, or fail to derive benefits from technological innovation, changing customer behavior and changing regulatory demands. Competitors may be better able to attract and retain customers and key employees. Although AkzoNobel Group invests significantly in research and development, such investments may be insufficient or ineffective, especially against the backdrop of AkzoNobel Group’s business simplification and cost efficiencies initiatives. This could affect AkzoNobel Group’s ability to offer innovative products to customers and, in turn, may adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

Furthermore, consolidation in the paints and coatings industry may affect existing market dynamics. Acquisitions by competitors of entities, and consolidation among customers or suppliers, within various value chains in which AkzoNobel Group operates (horizontal and/or vertical), may also impact AkzoNobel Group’s competitive position and adversely affect AkzoNobel Group and its business. Further consolidation in the ownership of entities within such value chains could reduce the availability of opportunities for AkzoNobel Group to make future strategic acquisitions. This may result in acquisitions and other corporate transactions becoming economically unattractive.

AkzoNobel Group may continue to engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of divested businesses from, AkzoNobel Group’s current operations and, as a result, AkzoNobel Group’s business may not grow or realize the anticipated benefits of these acquisitions and divestitures.

AkzoNobel Group expects to continue to seek to grow through acquisitions, joint ventures, rebalancing its portfolio of businesses and brands or other arrangements from time to time. AkzoNobel Group may look to carry out selective acquisitions and it may hold assets for sale from time to time. AkzoNobel Group may incur unanticipated costs or expenses, including post-completion asset impairment charges or expenses associated with eliminating redundant facilities or from litigation and other liabilities. For example, significant liabilities may not be identified in due diligence or may come to light after the expiry of warranty or indemnity periods, or it may not prove practicable to secure or enforce warranty or indemnity protection. AkzoNobel Group may also face regulatory scrutiny as a result of perceived concentration in certain markets, which could cause additional delay or prevent AkzoNobel Group from completing certain acquisitions that would be beneficial to its business. AkzoNobel Group may also encounter difficulties in integrating acquisitions with its operations, applying AkzoNobel Group’s internal controls processes to these acquisitions or managing strategic investments. Additionally, the rationale for these acquisitions or divestitures may be based on incorrect assumptions or conclusions and they may not realize the anticipated benefits or there may be other unanticipated or unintended effects. Any of the foregoing could adversely affect AkzoNobel Group’s business and results of operations. In addition, accounting requirements relating to business combinations, including the requirement to expense certain acquisition costs as incurred, and the requirement to depreciate/amortize acquired tangible and intangible assets, may cause AkzoNobel Group to experience greater earnings volatility and generally lower earnings during periods in which AkzoNobel Group acquires new businesses. Furthermore, AkzoNobel Group has in the past made and may in the future make divestitures from time to time. These divestitures may result in continued financial involvement in the divested businesses, such as through indemnities, guarantees or other financial arrangements. These arrangements could result in financial obligations imposed upon AkzoNobel Group, reduce its revenue and profitability and affect AkzoNobel Group’s future financial condition, results of operations or cash flows. Acquisitions and divestitures may also require AkzoNobel Group to devote significant internal resources and could divert management’s attention away from operating AkzoNobel Group’s business.

AkzoNobel Group’s business, reputation and brands could be damaged by negative publicity.

AkzoNobel Group’s reputation, image and recognized brands significantly contribute to AkzoNobel Group’s business and success, as they are critical to retaining and growing AkzoNobel Group’s customer base and AkzoNobel Group’s relationships with other stakeholders. Any negative publicity could damage the brands AkzoNobel Group has built, result in loss of customers and adversely affect AkzoNobel Group’s business and results of operations. Significant negative claims or publicity involving AkzoNobel Group, AkzoNobel Group’s business or AkzoNobel Group’s products, services, culture, values, strategies and practices, including postings, articles, or comments on social media and the internet, could undermine confidence in AkzoNobel Group, and could materially damage AkzoNobel Group’s reputation and image, even if such claims or publicity are inaccurate. Damage to AkzoNobel Group’s reputation and image could adversely impact its ability to attract new and retain existing customers, employees and other business and stakeholder relationships, and could adversely affect the demand for some of AkzoNobel Group’s products and adversely affect its sales, earnings, cash flow or financial condition.

Risks Relating to Legal and Regulatory Compliance and Litigation

Increasing scrutiny, and evolving and often diverging expectations from stakeholders including AkzoNobel Group’s customers, regulators and investors, with respect to AkzoNobel Group’s environmental, social and governance practices may impose additional costs on AkzoNobel Group or expose it to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors and other stakeholders related to their environmental, social and governance practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Recently adopted disclosure requirements related to environmental, social and governance, including the EU’s Corporate Sustainability Reporting Directive (“CSRD”) and Corporate Sustainability Due Diligence Directive and the California Climate Laws, have already and will continue to increase AkzoNobel Group’s environmental, social and governance-related compliance costs, which could result in increases to AkzoNobel Group’s overall operational costs. New government regulations could also result in new or more stringent forms of environmental, social and governance oversight, including increased limitation on, or required reduction of, greenhouse gas emissions, and the expansion of mandatory and voluntary reporting, diligence and disclosure regarding environmental, social and governance matters. In addition, AkzoNobel Group may be subject to heightened scrutiny, negative publicity, boycotts, lawsuits or demands from activists, politicians or other individuals or organizations opposed to environmental, social and governance practices regarding AkzoNobel Group’s human capital and diversity and environmental, social and governance initiatives, including those discussed in the following paragraph, and the expectations of these individuals or organizations may conflict with regulatory requirements or stakeholder expectations. Public statements with respect to environmental, social and governance matters are also increasingly becoming subject to heightened scrutiny from shareholders and governmental authorities related to the risk of potential “greenwashing,” or misleading information or false claims overstating potential environmental, social and governance benefits. Further, legal requirements related to environmental, social and governance matters may not always be uniform across jurisdictions and may conflict with legal requirements in other jurisdictions, particularly in certain U.S. states that seek to discourage or penalize consideration of environmental, social and governance factors in business operations, which may result in increased complexity and costs for compliance and could lead to increased litigation risks related to disclosures made pursuant to such regulatory requirements. Failure to adapt to or comply with regulatory requirements or investor, employee, customer or other stakeholder expectations, including any perceived failure, could negatively impact AkzoNobel Group’s reputation, ability to do business with certain customers and stock price and could lead to litigation, including shareholder litigation and governmental investigations or enforcement actions related to environmental, social and governance matters.

Achievement of any environmental, social and governance-related ambitions AkzoNobel Group has announced or will announce in the future depends on AkzoNobel Group’s development and execution of various operational strategies relating to each discrete ambition. The development and execution of these strategies and achievement of AkzoNobel Group’s ambitions are subject to risks and uncertainties, many of which are outside of AkzoNobel Group’s control. There are no assurances that AkzoNobel Group will be able to successfully develop or execute its strategies and achieve its ambitions, and if AkzoNobel Group fails to achieve any ambition, or if AkzoNobel Group changes or is perceived to have changed any such ambitions, it could damage AkzoNobel Group’s reputation, customer and investor relationships, stock price or access to, and the terms of, financing.

Emerging and evolving environmental, safety, product stewardship, consumer protection or other regulations and laws, including with respect to disclosure of metrics related to such areas, could have a material adverse effect on AkzoNobel Group’s business and consolidated financial condition.

AkzoNobel Group’s activities and products, both inside and outside of the EU, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the United States Environmental Protection Agency, as well as other authorities both inside and outside of the EU. In addition, legal and regulatory systems in emerging and developing markets may be less developed and less consistent. Laws and regulations, and the interpretation and enforcement thereof, may change as a result of a variety of factors, including political, economic, regulatory or social events or in response to climate change.

AkzoNobel Group is subject to a broad range of environmental, health and safety laws, regulations and standards in each of the jurisdictions where AkzoNobel Group operates, including those relating to pollution, the health and safety of employees, protection of the public, protection of the environment, the registration, assessment and labelling of chemicals, including substances of very high concern, and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. These regulations and standards are becoming increasingly stringent in many jurisdictions, and increasingly expose AkzoNobel Group to liability including in respect of damage to property and personal injury. AkzoNobel Group’s businesses use, and/or have used in the past, materials, chemicals and biological and toxic, organic and inorganic compounds (some of which are hazardous) in product development programs and manufacturing processes and resultant waste materials. AkzoNobel Group has been, and still can be, exposed to risks of environmental releases and contamination, either caused by existing businesses or by businesses which in the meantime have been sold or liquidated. It is possible that there will be a need for additional financial provisions in the future for environmental costs or liabilities, which could be material. Moreover, there can be no assurance that AkzoNobel Group will not be exposed to additional environmental liabilities in the future which could adversely affect AkzoNobel Group’s business and results of operations.

Changes in AkzoNobel Group’s business, whether resulting from acquisitions or otherwise, have previously increased, and may further increase, AkzoNobel Group’s exposure to additional laws and regulations, such as consumer protection and chemical stewardship statutes. The specific impact of changing laws and regulations, or the interpretation or enforcement of current or future laws and regulations, on AkzoNobel Group’s business may vary depending on a number of factors. As a result of changing laws and regulations, or the interpretation or enforcement of current or future laws and regulations, AkzoNobel Group has been and may in the future be required to make expenditures to modify operations, relocate operations, perform site cleanups or other environmental remediation, or curtail or cease operations, which could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. Requirements relating to product stewardship and resource sustainability, including product recycling, packaging, composition and disposal, may also require AkzoNobel Group to incur significant expenses, including expenses related to costs, fines or other penalties, suspensions or modifications of products or manufacturing processes related to such products, or prohibitions of products that AkzoNobel Group manufactures.

AkzoNobel Group cannot predict the impact that changing climate conditions or more frequent and severe weather events, if any, will have on its business, results of operations, financial condition or cash flows.

AkzoNobel Group’s costs to comply with these laws, regulations and requirements may increase to the extent that they become more stringent in the future, and these increased costs may adversely affect AkzoNobel Group’s results of operations, cash flow or financial condition. Moreover, AkzoNobel Group cannot predict how legal, regulatory and social responses to concerns about climate change, as well as other sustainability and environmental matters, will impact its business.

AkzoNobel Group is subject to a complex regulatory framework across the markets in which it operates, as well as compliance risks related to new and existing laws and regulations, compliance with which could increase AkzoNobel Group’s costs and could adversely affect AkzoNobel Group’s business, financial condition, results of operations or cash flows.

As a global company with a large international footprint, AkzoNobel Group is subject to a wide variety of complex frameworks of rules and regulations and legal compliance risks in the markets in which AkzoNobel Group operates, including laws, rules and regulations involving securities, tax, employment and pensions, competition, environmental, export and trade, intellectual property, data privacy and cybersecurity, and improper business practices, such as anti-bribery and corruption. AkzoNobel Group is affected by new laws and regulations, and changes to existing laws and regulations, including interpretations by courts and regulators. AkzoNobel Group is also subject to compliance risks related to contract requirements, and risks that any third-party AkzoNobel Group engages to do work on its behalf might conduct business in a manner that is inconsistent with AkzoNobel Group’s Code of Conduct or with legal requirements. Compliance with continuously evolving sets of laws, rules, regulations and related interpretations applicable to AkzoNobel Group’s business may increase AkzoNobel Group’s compliance costs or require significant capital investment, and AkzoNobel Group’s results of operations could be adversely impacted if these costs are greater than AkzoNobel Group has projected. If AkzoNobel Group is unable to comply with all of the laws, rules, regulations and interpretations applicable to it, AkzoNobel Group could become the subject of inquiries, reviews or investigations by regulators, an adverse outcome of which could lead to enforcement actions, the imposition of fines or costs, the requirement to suspend operations at certain facilities, the assertion of private litigation claims and damages, or damage to AkzoNobel Group’s reputation. For additional information regarding the regulatory frameworks to which AkzoNobel Group is subject, see the section of this proxy statement/prospectus entitled “Business of AkzoNobel Group—Regulatory Compliance.”

The global and diverse nature of AkzoNobel Group’s operations means compliance risks will persist even with appropriate risk management and compliance programs in place. AkzoNobel Group faces liability and reputational risks even if it complies with all laws and regulations. Investigations, examinations and other proceedings, the nature and outcome of which cannot be predicted, likely will arise from time to time. These investigations, examinations and other proceedings could subject AkzoNobel Group to significant liability and require it to take significant accruals or pay significant settlements, fines and penalties, which could have a material adverse effect on AkzoNobel Group’s results of operations, cash flow or financial condition.

AkzoNobel Group’s business, results of operations and reputation could be adversely affected by litigation and claims.

AkzoNobel Group faces risks arising from various litigation matters and other claims that have been asserted against it or that may be asserted against it in the future, including, but not limited to, claims for product liability, the infringement, misappropriation or other violation of intellectual property rights, antitrust, warranty, contract, environmental contamination and third-party property damage or personal injury.

In particular, AkzoNobel Group is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of one of AkzoNobel Group’s products which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015 (“Project Ichthys”). The claims allege that AkzoNobel Group is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework) and associated remediation costs are sought under the Australian Consumer Law, and INPEX has sought damages in the amount of AUD

4.8 billion (€2.7 billion). The Federal Court of Australia has yet to decide on liability and, if AkzoNobel is found liable, on the appropriate amount of damages for which AkzoNobel is liable (including whether any liability should be shared with other parties involved). The timing of the Federal Court of Australia’s judgment remains uncertain, although it is not anticipated before 2027. Under Australian law, a verdict would be payable soon after being issued, unless a stay is obtained. The amounts in such verdict could be significantly higher than the amount currently provided for.

For further information on certain contingent liabilities, please see Note 19 to the AkzoNobel Group audited financial statements.

Additionally, AkzoNobel Group may be held responsible for any liabilities arising out of noncompliance with laws and regulations. As a global player, AkzoNobel Group is also exposed to both newly enacted and increasingly stringent laws and regulations, including as relates to environmental and health and safety matters, releases of hazardous materials, human rights, export controls, sanctions and competition law. Accordingly, changes to best practices, or violation of legal requirements, could increase capital and operating costs, result in claims or enforcement proceedings, involve actions such as product recalls, seizure of products and other sanctions and adversely affect AkzoNobel Group’s business and results of operations, as well as lead to potential liabilities and fines.

AkzoNobel Group has also seen a continuing trend in public and private nuisance suits being filed on behalf of states, counties, cities and utilities alleging harm to the general public. AkzoNobel Group has in the past and may be in the future exposed to suits, for example, alleging damages as the result of its current or legacy (chemical) manufacturing activities; spills or waste disposal practices; its products; or its failure to comply with air emissions or wastewater discharge limits in its permits.

There is also heightened scrutiny by governments, regulators and potential plaintiffs on known and potential impacts of per- and polyfluoroalkyl substances (“PFAS”), including those contained in products and those that have been, or may be in the future, identified in soil, air and water and health concerns related to the former use of products containing PFAS. Governmental inquiries or requirements involving PFAS have in the past caused and could cause AkzoNobel Group in the future to incur liability for damages or other costs, civil proceedings, including personal injury claims, class actions, the imposition of fines and penalties, or other remedies, as well as restrictions on or added costs for AkzoNobel Group’s business operations going forward. For example, certain legacy sites of AkzoNobel Group in respect of which AkzoNobel Group retains “polluter pays” liability are affected by PFAS contamination, including sites of AkzoNobel Group’s Specialty Chemicals business which was divested in 2018, and the resolution of any claims in connection therewith could be material to AkzoNobel Group’s business, financial condition, results of operations or cash flows.

Various factors or developments can lead to changes in current estimates of liabilities such as a final adverse judgment, significant settlement or changes in applicable law. A future adverse ruling or unfavorable development could result in future charges that could have a material adverse effect on AkzoNobel Group. An adverse outcome in any one or more of these matters, or in any new legal or regulatory matters AkzoNobel Group faces, could be material to AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group’s failure to comply with relevant anti-corruption laws could negatively impact AkzoNobel Group’s reputation and results of operations.

Doing business on a global basis requires AkzoNobel Group to comply with the laws and regulations of the Netherlands and those of various international and sub-national jurisdictions, and AkzoNobel Group’s failure to successfully comply with these rules and regulations may expose it to liabilities which may be significant. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict AkzoNobel Group’s operations, trade practices, investment decisions and partnering activities. In particular,

AkzoNobel Group’s international operations are subject to Dutch and foreign anti-corruption laws and regulations, such as the Dutch Criminal Code (Wetboek van Strafrecht), the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the United Kingdom Bribery Act 2010 (the “Bribery Act”), as well as anti-corruption laws of the various jurisdictions in which AkzoNobel Group operates. The Dutch Criminal Code, the FCPA, the Bribery Act and other laws prohibit AkzoNobel Group and its officers, directors, employees and agents acting on AkzoNobel Group’s behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. As part of AkzoNobel Group’s business, AkzoNobel Group may, from time to time, deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the Dutch Criminal Code, the FCPA or the Bribery Act. AkzoNobel Group is subject to the jurisdiction of various governments and regulatory agencies outside of the Netherlands, which may bring AkzoNobel Group’s personnel into contact with foreign officials responsible for issuing or renewing permits, licenses or approvals or for enforcing or overseeing other governmental regulations. In addition, some of the international locations in which AkzoNobel Group operates lack a developed legal system and have elevated levels of corruption. AkzoNobel Group’s global operations expose it to the risk of violating, or being accused of violating, the foregoing or other anti-corruption laws. Such violations could be punishable by criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and exclusion from government contracts, as well as other remedial measures. Investigations of alleged violations can be very expensive, disruptive and damaging to AkzoNobel Group’s reputation. Although AkzoNobel Group has implemented anti-corruption policies and procedures and provides training on these matters, there can be no guarantee that these policies, procedures and training will effectively prevent violations or alleged violations by AkzoNobel Group’s employees or representatives in the future, and AkzoNobel Group could face liability and reputational harm if AkzoNobel Group’s distributors and other business partners violate such laws or regulations.

AkzoNobel Group and the third parties with whom AkzoNobel Group works are subject to complex and evolving data privacy laws.

AkzoNobel Group’s business, and those of the third parties with whom AkzoNobel Group works, is subject to complex and evolving data privacy laws, rules, regulations and industry standards. The domestic and international regulatory environment related to cybersecurity, data collection and transfer, digital marketing or telemarketing, and privacy is increasingly rigorous and complex, with new and rapidly changing requirements applicable to AkzoNobel Group’s business, which may require changes to AkzoNobel Group’s business practices. Compliance with these requirements, and a growing number of other comprehensive privacy laws including other international and domestic regulations, are costly and will result in additional costs in AkzoNobel Group’s efforts to continue to comply.

Compliance with these requirements, including the European Union’s General Data Protection Regulation, China’s Personal Information Protection, Data Security, and Cyber Security Laws, the California Consumer Privacy Act as amended by the California Privacy Rights Act and a growing number of other comprehensive privacy laws, including other international and domestic regulations, are costly and will result in additional costs in AkzoNobel Group’s efforts to continue to comply. These laws and regulations can provide for significant penalties for noncompliance, which could result in additional costs of compliance, enforcement actions, regulatory investigations and fines, individual or class action litigation, or reputational harm. Ongoing efforts to comply with these laws also may divert management and employee attention from other business and growth initiatives. AkzoNobel Group could be liable for loss or misuse of its customers’ and/or its employees’ personally identifiable information if AkzoNobel Group fails to prevent or mitigate such misuse or loss. Although AkzoNobel Group has developed systems and processes that are designed to protect customer and employee information and prevent misuse of such information and other cybersecurity breaches, failure to prevent or mitigate such misuse or breaches may affect AkzoNobel Group’s reputation and operating results negatively and may require significant management time and attention and could result in significant regulatory fines and/or other penalties.

An increasing number of laws, rules, regulations and industry standards govern data privacy and cybersecurity. Certain laws, rules, regulations and industry standards impose stricter requirements for processing personal data, and failure to comply with the requirements of such laws, rules, regulations and industry standards may result in fines and other administrative penalties, as well as the imposition of litigation or government enforcement actions.

In the United States, numerous states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact AkzoNobel Group’s business and ability to provide AkzoNobel Group’s products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Obligations related to data privacy and cybersecurity (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires AkzoNobel Group to devote significant resources, which may necessitate changes to AkzoNobel Group’s services, information technologies (“IT”), systems and practices and to those of any third parties that process personal data on AkzoNobel Group’s behalf.

AkzoNobel Group may at times fail (or be perceived to have failed) in its efforts to comply with its data privacy and cybersecurity obligations. Moreover, despite its efforts, AkzoNobel Group’s personnel or third parties with whom AkzoNobel Group works may fail to comply with such obligations, which could negatively impact AkzoNobel Group’s business operations. If AkzoNobel Group or the third parties with whom AkzoNobel Group works fail, or are perceived to have failed, to address or comply with applicable data privacy and cybersecurity obligations, AkzoNobel Group could face significant consequences, including, but not limited to, government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar), litigation (including class-action claims) and mass arbitration demands, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, and imprisonment of company officials. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on AkzoNobel Group’s reputation, business or financial condition, including, but not limited to, loss of customers, interruptions or stoppages in AkzoNobel Group’s business operations, inability to process personal data or to operate in certain jurisdictions, limited ability to develop or commercialize AkzoNobel Group’s products, expenditure of time and resources to defend any claim or inquiry, adverse publicity or substantial changes to AkzoNobel Group’s business model or operations.

Risks Relating to Human Resources

Any required, unexpected payments to any pension and other postretirement benefit plans applicable to AkzoNobel Group’s employees may adversely affect AkzoNobel Group’s financial condition.

AkzoNobel Group has defined benefit pension and other postretirement benefit plans in which many of AkzoNobel Group’s current and former employees globally participate or have participated. Some of AkzoNobel Group’s smaller plans are currently underfunded or unfunded and the liabilities in relation to these plans will need to be satisfied as they mature from AkzoNobel Group’s operating reserves, in line with applicable laws.

AkzoNobel Group’s general policy is to sponsor defined contribution pensions and other postretirement benefits wherever possible, but AkzoNobel Group has a number of legacy defined benefit pension and retiree healthcare schemes. For example, AkzoNobel Group has two large defined benefit U.K. pension schemes which are currently adequately funded in line with applicable laws and regulations but the future funding of which is guaranteed by AkzoNobel Group. Various factors, such as changes in actuarial estimates and assumptions (including as to life expectancy, discount rates and rates of return on assets) as well as changes in asset allocations and actual return on assets, can increase the expenses and liabilities of the defined benefit pension and other postretirement benefit plans. The assets and liabilities of the plans must be valued from time to time under applicable funding rules and, as a result, AkzoNobel Group may be required to increase the contributions AkzoNobel Group makes to these defined benefit pension and other postretirement benefit plans.

AkzoNobel Group’s financial condition, results of operations or cash flows may be adversely affected to the extent that AkzoNobel Group is required to make any additional payments to any relevant defined benefit pension and other postretirement benefit plans in excess of the amounts assumed in AkzoNobel Group’s current projections and assumptions or report higher pension plan expenses under relevant accounting rules.

AkzoNobel Group may be subject to work stoppages, union negotiations, labor disputes and other matters associated with AkzoNobel Group’s labor force, which may adversely impact AkzoNobel Group’s operations and cause AkzoNobel Group to incur incremental costs.

Many of AkzoNobel Group’s employees globally are members of unions or otherwise covered by labor agreements, including works councils. As of December 31, 2025, approximately 7% of AkzoNobel Group’s U.S. workforce was unionized and approximately 42% of AkzoNobel Group’s workforce outside the United States was unionized or otherwise covered by labor agreements. Consequently, AkzoNobel Group has been and may in the future be subject to union campaigns, work stoppages, union negotiations and other labor disputes. Additionally, ongoing or future negotiations with unions or works councils in connection with AkzoNobel Group’s existing labor agreements may result in significant increases in AkzoNobel Group’s cost of labor, limit AkzoNobel Group’s ability to restructure or manage AkzoNobel Group’s operations, divert management’s attention away from operating AkzoNobel Group’s business or break down and result in the disruption of AkzoNobel Group’s operations. The occurrence of any of the preceding outcomes could impair AkzoNobel Group’s ability to manufacture AkzoNobel Group’s products and result in increased costs and/or worsened operating results. Further, AkzoNobel Group has been and may in the future be impacted by work stoppages at AkzoNobel Group’s suppliers or customers that are beyond AkzoNobel Group’s control.

AkzoNobel Group may not be able to attract and retain the experienced and skilled personnel AkzoNobel Group needs to compete.

AkzoNobel Group’s future success depends on its ability to attract, retain, develop and motivate highly skilled personnel. AkzoNobel Group must have talented personnel to succeed, and competition for management and skilled employees in its industry is intense. AkzoNobel Group’s ability to meet its performance and growth goals depends upon the personal efforts and abilities of AkzoNobel Group’s management and skilled employees. AkzoNobel Group cannot assure that it will retain or successfully recruit senior management, or that their services will remain available to AkzoNobel Group. In addition, increasing legislative, regulatory and judicial scrutiny, or limitations, on employee noncompete and similar agreements and restrictions may make it easier for former employees to work for AkzoNobel Group’s competitors or to otherwise compete with AkzoNobel Group’s business. AkzoNobel Group also cannot assure that it will successfully respond to changing employee preferences, including flexible working arrangements. Failures in AkzoNobel Group’s ability to attract and retain talented management and employees could adversely affect its business, financial condition, results of operations or cash flows.

Risks Relating to Intellectual Property, Cybersecurity and AI

AkzoNobel Group’s inability to obtain, maintain, protect and enforce AkzoNobel Group’s intellectual property rights could adversely affect AkzoNobel Group’s growth and financial results.

Intellectual property rights both in the Netherlands and in foreign countries, including patents, copyrights, trade secrets, confidential information, trademarks and trade names, are important to AkzoNobel Group’s business and will be critical to AkzoNobel Group’s ability to grow and succeed in the future. AkzoNobel Group makes decisions on whether to apply for intellectual property protection and what kind of protection to pursue based on a cost benefit analysis. While AkzoNobel Group endeavors to protect its intellectual property rights in certain jurisdictions in which AkzoNobel Group’s products are produced or used and in jurisdictions into which AkzoNobel Group’s products are imported, the decision to file for intellectual property protection is made on a case-by-case basis and AkzoNobel Group may not accurately assess the jurisdictions where intellectual property protection is worthwhile. AkzoNobel Group’s failure to obtain, maintain, protect and enforce its intellectual property rights for any reason could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group has applied for patent protection relating to certain existing and proposed products, processes and services in certain jurisdictions. However, the patenting process is expensive, time-consuming and complex, and AkzoNobel Group may not be able to file and/or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or pursue or obtain patent protection in all relevant markets. If AkzoNobel Group fails to timely file a patent application in any jurisdiction, it may be precluded from doing so at a later date. Furthermore, the initial claims may be narrowed through the prosecution process and AkzoNobel Group cannot assure you that AkzoNobel Group’s pending patent applications will not be challenged by third parties or that such applications will eventually be granted by the applicable patent offices. The patents AkzoNobel Group owns could be opposed, contested, narrowed, abandoned, challenged, invalidated, circumvented, infringed or designed around by others and may not be of sufficient scope or strength to provide AkzoNobel Group with any meaningful protection or commercial advantage. AkzoNobel Group’s existing patents will all eventually expire, after which AkzoNobel Group will not be able to prevent its competitors from using AkzoNobel Group’s previously patented technologies, which could materially adversely affect AkzoNobel Group’s competitive advantage stemming from the applicable products and technologies. AkzoNobel Group also cannot assure that it will have adequate resources to enforce its patents.

AkzoNobel Group also utilizes and relies on a significant number of unpatented proprietary technologies. It is possible that others will independently develop the same or similar technology or otherwise obtain access to AkzoNobel Group’s unpatented technology. To protect AkzoNobel Group’s patented and unpatented proprietary technologies, including trade secrets and other proprietary information, AkzoNobel Group requires certain employees, consultants, advisors and collaborators to enter into confidentiality and invention assignment agreements as AkzoNobel Group deems appropriate. However, AkzoNobel Group cannot assure that it has entered into, or will be able to enter into, such agreements with each party that has or may have had access to AkzoNobel Group’s trade secrets, know-how or other confidential or proprietary information, or that these agreements will provide meaningful protection for AkzoNobel Group’s trade secrets, know-how or other confidential or proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other confidential or proprietary information. If AkzoNobel Group is unable to maintain the proprietary nature of its technologies, AkzoNobel Group could be materially and adversely affected.

AkzoNobel Group relies on its trademarks, trade names and brand names to distinguish its products from the products of AkzoNobel Group’s competitors and has registered or applied to register many of these trademarks. AkzoNobel Group cannot assure that its trademark applications will be approved or, if approved, that its trademarks will be maintained. Third parties have in the past and in the future may oppose AkzoNobel Group’s trademark applications, or dilute, challenge AkzoNobel Group’s use of or otherwise violate AkzoNobel Group’s trademarks. In the event that AkzoNobel Group’s trademarks are successfully challenged, AkzoNobel Group could be forced to rebrand its products, which could result in loss of brand recognition, and could require AkzoNobel Group to devote resources to developing, advertising and marketing new brands. If AkzoNobel Group’s trademarks are not adequately protected, or if it is unable to successfully register or maintain its trademarks and establish name recognition based on its trademarks, AkzoNobel Group may not be able to compete effectively and its business may be adversely affected. Further, AkzoNobel Group cannot assure that competitors will not infringe upon its trademarks or otherwise adopt trademarks similar to AkzoNobel Group’s trademarks, or that AkzoNobel Group will have adequate resources to maintain and enforce AkzoNobel Group’s trademarks.

Significant resources may be required to monitor and protect AkzoNobel Group’s intellectual property rights, and despite such efforts, AkzoNobel Group may not be able to detect infringement, misappropriation or other violations of its intellectual property rights by third parties. Litigation may be necessary in the future to enforce or protect AkzoNobel Group’s intellectual property rights. Such litigation could be costly, time-consuming, unpredictable and distracting to management and could result in the impairment or loss of portions of AkzoNobel Group’s intellectual property. Furthermore, AkzoNobel Group’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims and countersuits attacking the ownership, scope, validity and enforceability of AkzoNobel Group’s intellectual property rights. Third parties may also separately challenge the validity and enforceability of AkzoNobel Group’s intellectual property in administrative and other legal proceedings. An adverse determination of any litigation proceedings could put AkzoNobel Group’s intellectual property at risk of being invalidated, deemed unenforceable or reduced in scope. Furthermore, because of the substantial amount of discovery that may be required in connection with intellectual property litigation, there is a risk that some of AkzoNobel Group’s proprietary or confidential information could be compromised by disclosure during this type of litigation. AkzoNobel Group’s inability to protect its proprietary technology and other intellectual property against infringement, misappropriation or other violations, as well as any costly litigation or diversion of AkzoNobel Group’s management’s attention and resources, could allow competitors to develop and commercialize similar services or products and thereby reduce demand for AkzoNobel Group’s offerings, delay future sales and introductions of new products, result in AkzoNobel Group’s substituting inferior or more costly technologies into its business or injure AkzoNobel Group’s reputation.

AkzoNobel Group’s rights to develop and commercialize its intellectual property rights and technology may be subject, in part, to the terms and conditions of licenses it grants to others or is granted to it by others.

AkzoNobel Group has licensed, and may license in the future, intellectual property rights to and from third parties, which may affect its ability to develop and commercialize its intellectual property rights and technology. For example, the licenses AkzoNobel Group receives in relation to certain intellectual property rights may not provide exclusive or unrestricted rights in all territories in which AkzoNobel Group may wish to develop or commercialize its products in the future and may restrict AkzoNobel Group’s rights to offer certain products in certain markets or impose other obligations on AkzoNobel Group in exchange for its rights to the licensed intellectual property. In addition, certain of AkzoNobel Group’s intellectual property license or other agreements may include obligations to indemnify its licensees against certain claims of intellectual property infringement, and these obligations may be uncapped. If claims of intellectual property infringement are brought against such licensees with respect to the intellectual property rights, products or services that AkzoNobel Group provides to them, AkzoNobel Group may be required to defend such licensees, pay some or all of the costs these parties may incur related to such litigation or claims or otherwise adversely affect the demand for its products. An unfavorable resolution of any such disputes and litigation described above could adversely affect the AkzoNobel Group’s business, financial condition, and operating results.

In addition, disputes may arise between AkzoNobel Group and its current or future licensors or licensees regarding intellectual property rights subject to license agreements, including:

•	the scope of rights granted under the license agreements and other interpretation-related issues;

•	AkzoNobel Group’s financial or other obligations under the license agreements;

•

whether and the extent to which AkzoNobel Group’s intellectual property rights and technology infringe, misappropriate or otherwise violate intellectual property of the licensor or licensee that is not subject to the licensing agreements;

•	AkzoNobel Group’s right to sublicense intellectual property rights to third parties;

•	AkzoNobel Group’s diligence obligations under the license agreements and what activities satisfy those diligence obligations;

•	AkzoNobel Group’s right to transfer or assign the licenses;

•

the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by AkzoNobel Group’s current or future licensors or licensees and AkzoNobel Group and its partners; and

•	the priority of invention of patented technology.

However, the agreements under which AkzoNobel Group licenses intellectual property rights or technology to or from third parties can be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation dispute or disagreement that may arise could narrow what AkzoNobel Group believes to be the scope of its rights to the relevant intellectual property rights or technology or increase what AkzoNobel Group believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations, and prospects.

Further, if AkzoNobel Group violates the terms of any of its license agreements, a licensor or licensee may have the right to terminate AkzoNobel Group’s license. Even if AkzoNobel Group complies with all the terms of a license agreement, AkzoNobel Group cannot guarantee that it will be able to renew an agreement when it expires even if it desires to do so. The failure to maintain or renew AkzoNobel Group’s material license agreements could result in a loss of revenue and negatively impact AkzoNobel Group’s results of operations. In addition, AkzoNobel Group may be required to license additional technology from third parties to develop and market new capabilities, and AkzoNobel Group cannot assure that it could license that technology on commercially reasonable terms or at all, and AkzoNobel Group’s inability to license this technology could harm its ability to compete.

Any lawsuits regarding alleged infringement, misappropriation or other violation of intellectual property rights of third parties by AkzoNobel Group may be costly and time-consuming, and an unfavorable outcome in any litigation could harm AkzoNobel Group’s business.

AkzoNobel Group cannot assure that its activities will not, unintentionally or otherwise, infringe on, misappropriate or otherwise violate the patents, trademarks or other intellectual property rights owned by others or that third parties will not allege any such infringement, misappropriation or violation of intellectual property rights. AkzoNobel Group may spend significant time and effort and incur significant litigation costs if it is required to defend itself against claims of intellectual property rights infringement, regardless of whether the claims have merit. If AkzoNobel Group is found to have infringed on the patents, trademarks or other intellectual property rights of others, AkzoNobel Group may be subject to substantial claims for damages (including treble damages if AkzoNobel Group is found to have willfully infringed certain intellectual property of others), which could materially impact its business, financial condition, results of operations and cash flow. AkzoNobel Group may also be required to cease development, use or sale of the relevant products or processes, obtain a license on the disputed rights, which may not be available on commercially reasonable terms, if at all, or redesign all or a portion of AkzoNobel Group’s technologies or change its branding (which could be costly, time-consuming or impossible).

The defense costs and settlements for intellectual property infringement lawsuits may not be covered by insurance, and may not be adequate to indemnify AkzoNobel Group for all liability that may be imposed.

Intellectual property infringement lawsuits can take years to resolve. AkzoNobel Group cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on AkzoNobel Group’s business, financial condition or results of operations. If AkzoNobel Group is not successful in its defenses or is not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have an adverse effect on AkzoNobel Group’s operations and financial position. Even if resolved in AkzoNobel Group’s favor, the volume of intellectual-property-related claims and the mere specter of threatened litigation or other legal proceedings may cause AkzoNobel Group to incur significant expenses and could distract AkzoNobel Group’s personnel from day-to-day responsibilities. The direct and indirect costs of addressing these actual and threatened disputes may have an adverse effect on AkzoNobel Group’s operations, reputation and financial performance. In addition, some of AkzoNobel Group’s agreements with third parties require it to indemnify them for certain intellectual property claims against them, which could require AkzoNobel Group to incur considerable costs in defending such claims, and may require it to pay significant damages in the event of an adverse ruling. Such third-party partners may also discontinue their relationships with AkzoNobel Group as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact AkzoNobel Group’s business operations.

Cybersecurity incidents and other disruptions to AkzoNobel Group’s IT systems may interfere with AkzoNobel Group’s operations, result in the compromise or loss of important and confidential information and severely harm AkzoNobel Group’s business.

AkzoNobel Group relies on IT systems to conduct AkzoNobel Group’s business, including recording and processing transactions, manufacturing and selling its products, researching and developing new products, maintaining and growing AkzoNobel Group’s competitive position, and supporting and communicating with AkzoNobel Group’s employees, customers, suppliers and other vendors. These IT systems are important to many business-critical processes, including, but not limited to, production planning, manufacturing, distribution, finance, company operations, research and development, sales and customer service. Some of these systems are maintained or operated by third-party providers, including cloud-based systems. Cyberattacks and cybersecurity threats are increasingly sophisticated, constantly evolving and originate from many sources globally, and often cannot be recognized or understood until the target has already been attacked. Despite AkzoNobel Group’s efforts to prevent these threats and disruptions to AkzoNobel Group’s IT systems, these systems have been in the past and may in the future be affected by damage or interruption resulting from, among other causes, cyberattacks, security breaches, power outages, system failures or malware (including but not limited to ransomware and other programs that operate with malicious intent). For example, AkzoNobel Group’s Lancaster site in the United States was the subject of a ransomware attack in December 2025 which resulted in the leakage of certain financial, commercial and personal data by the hacking group in March 2026. These risks are expected to continue to be magnified due to the increased reliance on IT systems to conduct AkzoNobel Group’s business, including those used in furtherance of supporting hybrid in-office work environments and managing AkzoNobel Group’s global operations. Disruptions to these systems may impair AkzoNobel Group’s ability to conduct business and have a material adverse effect on AkzoNobel Group’s business, results of operations and financial condition. AkzoNobel Group faces risks of disruption and/or inadequate recovery following a cybersecurity or AI-enabled attack, which may lead to production interruption, unauthorized access to, disclosure or loss of business-sensitive information, compromise or misuse of AI systems and data, financial loss, and/or inability to align or comply with laws, regulations and contractual obligations concerning cybersecurity and the responsible use of artificial intelligence. While AkzoNobel Group maintains cybersecurity insurance, costs related to a cyberattack may exceed the amount of its insurance coverage or may be excluded under the terms of the policy, such as when there are impacts beyond AkzoNobel Group’s control relating to supply and demand.

As part of AkzoNobel Group’s business, AkzoNobel Group collects and handles sensitive and confidential information about its business, customers, employees and suppliers. Despite the security measures AkzoNobel Group has in place, its facilities and systems, and those of third parties AkzoNobel Group relies on or does business with, may be vulnerable to cyberattacks, security breaches, malware (including but not limited to ransomware and other programs that operate with malicious intent), power outages, system failures, acts of vandalism, human or technical errors or other similar events or disruptions. AkzoNobel Group’s information, facilities and systems and those hosted or supported by third parties on its behalf could also be impacted by the intentional or unintentional improper conduct of AkzoNobel Group’s employees, vendors or others who have access to and may mishandle or misappropriate sensitive and confidential information. Any such event involving the misappropriation, loss or other unauthorized disclosure of information, whether impacting AkzoNobel Group or third parties it relies on or does business with, could result in losses, damage AkzoNobel Group’s reputation or relationships with customers, suppliers and other business partners, expose AkzoNobel Group to the risks of litigation, regulatory action and liability, disrupt AkzoNobel Group’s operations and have a material adverse effect on AkzoNobel Group’s business, results of operations and financial condition.

AkzoNobel Group and third parties AkzoNobel Group relies on or does business with have experienced cybersecurity attacks and incidents in the past, some of which have resulted in unauthorized access to AkzoNobel Group’s information and systems and other disruptions to its business operations, and AkzoNobel Group could in the future experience similar incidents.

It may be difficult and/or costly to detect, investigate, mitigate, contain and remediate a security incident, and AkzoNobel Group’s efforts to do so may not be successful. Actions taken by AkzoNobel Group or the third parties with whom it works to detect, investigate, mitigate, contain and remediate a security incident could result in outages, data losses and disruptions of AkzoNobel Group’s business. Threat actors may also gain access to other networks and systems after a compromise of AkzoNobel Group’s networks and systems. While AkzoNobel Group maintains cybersecurity insurance, costs related to a cyberattack may exceed the amount of AkzoNobel Group’s insurance coverage or may be excluded under the terms of the policy.

In addition, future or past business transactions (such as acquisitions or integrations) could expose AkzoNobel Group to additional cybersecurity risks and vulnerabilities, as AkzoNobel Group’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, AkzoNobel Group may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into AkzoNobel Group’s IT environment and security program.

Uncertainty around the development, deployment and use of AI in AkzoNobel Group’s products and services, as well as AkzoNobel Group’s business more broadly, could adversely affect AkzoNobel Group’s business and reputation. AI technologies may enable disruption in AkzoNobel Group’s industry and threaten AkzoNobel Group’s competitive positioning.

AkzoNobel Group uses systems and tools that incorporate technologies based on AI, including systems and tools that may include generative AI for customers and its workforce and that may automate manual tasks. For example, AkzoNobel is implementing AI agents to carry out automated work and transactions in operations, finance, IT and human resources. AkzoNobel has additionally invested in the production of customer-facing AI offerings, including in coating application training in certain Performance Coatings market segments, such as AkzoNobel’s coatingAI. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect AkzoNobel Group’s business. The development, adoption, and use for generative AI technology remains in early stages and ineffective or inadequate AI or generative AI development or deployment practices by AkzoNobel Group or third parties could result in unintended consequences. For example, if the models underlying the AI, that AkzoNobel Group develops or uses are, or are perceived to be, incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which AkzoNobel Group does not have sufficient rights or in relation to which it and/or the providers of such data have not implemented sufficient legal compliance measures (including with respect to the processing and protection of such data); used without sufficient oversight and governance to ensure their responsible and ethical use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, then the performance of AkzoNobel Group’s products, services and business, as well as its reputation and the reputations of its customers and business partners, could suffer or it could incur liability resulting from harm to individuals, civil claims or the violation of laws or contracts to which it is a party.

There is also uncertainty around the validity and enforceability, as well as the nature, of AkzoNobel Group’s rights in intellectual property that is created in connection with AkzoNobel Group’s use, development, and deployment of AI, including the potential compromise of its rights in its intellectual property that is input into AI tools, whether done intentionally or by its employees or agents without permission to do so. In addition, AkzoNobel Group’s use of AI could unintentionally infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase AkzoNobel Group’s costs. There also may be real or perceived social harm, unfairness or other outcomes that undermine public confidence in the use and deployment of AI. Certain of AkzoNobel Group’s competitors may deploy AI technologies that provide more value to customers than those deployed by it, which could affect customer demand for its products and services. Additionally, certain AI technologies may enable, or accelerate the pace of, disruption in AkzoNobel Group’s industry, including by allowing existing and future competitors to compete and/or outpace AkzoNobel Group in areas that it has a competitive advantage in currently, including color-matching and certain application technologies. Any of the foregoing may result in decreased demand for AkzoNobel Group’s products or harm to its business, results of operations or reputation.

Further, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity, and privacy and data protection. For example, given the adoption of the EU’s Artificial Intelligence Act (the “AI Act”), which came into effect in August 2024, and AI-related laws in the U.S., AkzoNobel Group anticipates that there will continue to be significant developing laws and regulations with respect to AI as the AI industry continues to develop. The AI Act prohibits certain uses of AI systems and places numerous obligations on providers and deployers of permitted AI systems, with heightened requirements based on AI systems that are considered high risk. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU and beyond. Compliance with new or changing laws, regulations, rules or industry standards relating to AI may impose significant operational costs and may limit AkzoNobel Group’s ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action or reputational harm.

Risks Relating to AkzoNobel Group’s Financial Profile

Difficult and volatile conditions in the global capital, credit and commodities markets and overall economy could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

Difficult global economic conditions, including significant volatility in the capital, credit and commodities markets, including liquidity restraints, low levels of business and consumer confidence and high levels of unemployment in certain parts of the world, could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. The difficult conditions in these markets and the overall economy affect AkzoNobel Group’s business in a number of ways. For example:

•

under adverse conditions in the domestic and international debt and equity markets, there can be no assurance that AkzoNobel will be able to successfully obtain additional financing on reasonable terms, or at all, to meet its operational needs;

•

market conditions could cause the counterparties to the derivative financial instruments AkzoNobel Group may use to hedge its exposure to interest rate, commodity or currency fluctuations to experience financial difficulties and, as a result, AkzoNobel Group’s efforts to hedge these exposures could prove unsuccessful and, furthermore, AkzoNobel Group’s ability to engage in additional hedging activities may decrease or become more costly; and

•

market conditions could result in AkzoNobel Group’s key customers experiencing financial difficulties and/or electing to limit spending, which in turn could result in decreased sales and earnings for AkzoNobel Group.

AkzoNobel Group does not know if market conditions or the state of the overall economy will improve or worsen in the near future. AkzoNobel Group cannot provide assurance that a continuation of current economic conditions or an economic downturn in one or more of the geographic regions in which AkzoNobel Group sells its products would not have a material adverse effect on AkzoNobel Group’s business, financial condition and results of operations.

AkzoNobel Group is subject to credit risk exposure from its customers in the ordinary course of AkzoNobel Group’s business.

AkzoNobel Group routinely offers customers pre-bates, loans and other financial incentives to purchase AkzoNobel Group’s products. These arrangements generally obligate the customer to purchase products from AkzoNobel Group and/or repay it such incentives. In the event that a customer is unwilling or unable to fulfill its obligations under these arrangements, AkzoNobel Group has incurred, and may in the future incur, financial losses. In addition, in the ordinary course of AkzoNobel Group’s business, AkzoNobel Group guarantees certain obligations of certain of its customers to third parties. Any default by AkzoNobel Group’s customers on such obligations could require AkzoNobel Group to make payments to the applicable creditor. It is possible that customer defaults on obligations owed to AkzoNobel Group and on third-party obligations that AkzoNobel Group has guaranteed could be significant, which could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows. AkzoNobel Group’s level of credit risk exposure from its customers has remained stable in recent years.

Fluctuations in foreign currency exchange rates and changing monetary policies may adversely affect AkzoNobel Group’s financial condition, results of operations or cash flows.

Because of AkzoNobel Group’s international operations, AkzoNobel Group is exposed to risk associated with interest rates and value changes in foreign currencies, including as a result of inflation, central bank monetary policies, currency controls and other exchange restrictions, which may adversely affect AkzoNobel Group’s business. Because AkzoNobel Group’s financial statements are presented in Euros, AkzoNobel Group must translate its financial results as well as assets and liabilities into Euros at exchange rates in effect during or at the end of each reporting period, as applicable. Therefore, increases or decreases in the value of the Euro against currencies in such countries will affect AkzoNobel Group’s results of operations and the value of balance sheet items denominated in foreign currencies. In particular, AkzoNobel Group is exposed to the United States Dollar, the Pound Sterling, the Chinese Yuan, the Turkish lira, the Argentine Peso and other volatile currencies in emerging markets such as Latin America and Asia. Furthermore, many of AkzoNobel Group’s local businesses import or buy raw materials in a currency other than their functional currency, which can impact the operating results for these operations if AkzoNobel Group is unable to mitigate the impact of the currency exchange fluctuations. AkzoNobel Group cannot accurately predict the effects of exchange rate fluctuations upon AkzoNobel Group’s future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. Accordingly, fluctuations in foreign exchange rates may have an adverse effect on AkzoNobel Group’s financial condition, results of operations or cash flows.

Although AkzoNobel Group maintains insurance, it may not cover all potential exposures.

While AkzoNobel Group maintains insurance at levels that AkzoNobel Group believes are appropriate, operational risks could result in losses and liabilities in excess of its insurance coverage or in uninsured losses or liabilities where insurance is not available on commercially acceptable terms, which could adversely affect AkzoNobel Group’s results. For some risks, AkzoNobel Group may elect not to obtain insurance. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. As a result, AkzoNobel Group may not be able to renew its insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Losses and liabilities from uninsured or underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flows.

AkzoNobel Group will require a significant amount of cash to service all of AkzoNobel Group’s indebtedness, and AkzoNobel Group’s ability to generate cash depends on many factors beyond AkzoNobel Group’s control.

AkzoNobel Group’s ability to generate cash is dependent on the earnings and receipt of funds from its subsidiaries which businesses are subject to prevailing economic and competitive conditions, and to financial, business, legislative, regulatory and other factors beyond AkzoNobel Group’s control. In addition, supply of liquidity may contract as major central banks gradually reverse quantitative easing and reduce their purchase and reinvestment in corporate bonds. Higher interest rates enacted to tackle inflationary pressures may increase cost of borrowing in capital markets and the cost of bank credit and may result in a contraction in the supply of the bank credit, which may adversely affect AkzoNobel Group’s operations and the cost of funding.

AkzoNobel Group’s businesses may not generate sufficient cash flow from operations and future financing activities may not be available in an amount sufficient to enable AkzoNobel Group to pay the principal, premium, if any, and interest on its indebtedness, or to fund AkzoNobel Group’s other liquidity needs, including planned capital expenditures. In such circumstances, AkzoNobel Group may need to refinance all or a portion of its indebtedness at or before maturity. AkzoNobel Group may not be able to refinance any of its indebtedness on commercially reasonable terms or at all. If AkzoNobel Group cannot service its indebtedness, it may have to take actions such as selling assets, issuing additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. Such actions, if necessary, may not be effected on commercially reasonable terms or at all. The instruments governing AkzoNobel Group’s indebtedness restrict its ability to sell assets and to use the proceeds from such sales, and AkzoNobel Group may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

If AkzoNobel Group is unable to generate sufficient cash flow or is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, or if AkzoNobel Group otherwise fails to comply with the various covenants in the instruments governing its indebtedness, AkzoNobel Group could be in default under the terms of the agreements governing such indebtedness, and AkzoNobel Group may not be able to obtain waivers of such defaults from its lenders. In the event of such un-waived default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest and institute foreclosure proceedings against AkzoNobel Group’s assets, and AkzoNobel Group could be forced into bankruptcy or liquidation.

During periods of volatility in the credit markets, there is risk that lenders could fail or refuse to honor their legal commitments and obligations under existing credit commitments, including, but not limited to, extending credit up to the maximum permitted by a credit facility, or allowing access to additional credit features. If AkzoNobel Group’s lenders are unable or unwilling to fund borrowings under their revolving credit commitments or AkzoNobel Group is unable to borrow from them, it could be difficult in such environments to obtain sufficient liquidity to meet AkzoNobel Group’s operational needs.

Despite AkzoNobel Group’s current level of indebtedness and restrictive covenants, AkzoNobel Group may incur additional indebtedness in compliance with the terms of its existing debt instruments. This could further exacerbate the risks associated with AkzoNobel Group’s substantial financial leverage. Additional indebtedness incurred in compliance with any applicable restrictions could be substantial. Additionally, these restrictions may not prevent AkzoNobel from incurring obligations that, although preferential to its ordinary shares in terms of payment, do not constitute indebtedness. In addition, if new debt is added to AkzoNobel Group’s debt levels, the related risks that it would face as a result of such leverage would intensify.

Furthermore, any credit downgrades could adversely impact AkzoNobel Group’s ability to access financing.

Any changes in AkzoNobel Group’s tax rates and the adoption of tax legislation or exposure to additional tax liabilities may adversely affect its results of operations.

AkzoNobel is subject to taxes in the Netherlands and in the jurisdictions where its subsidiaries are organized and where such subsidiaries have permanent establishments. Due to economic and political conditions, tax rates, tax laws and other non-tax legislation, such as economic substance regulations, in various jurisdictions may be subject to significant change. AkzoNobel Group’s effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in available tax credits or tax deductions and changes in tax and other non-tax laws or their interpretation, such as interpretations as to the legality of tax advantages granted under the EU state aid rules, impacts of the EU’s Anti-Tax Avoidance Directive and local exit tax rules with respect to business restructurings. AkzoNobel Group’s tax returns and other tax matters are subject to examination by local tax authorities and governmental bodies. Additionally, AkzoNobel and its subsidiaries are engaged in intercompany transactions across multiple tax jurisdictions. Although AkzoNobel Group believes it has clearly reflected the economics of these transactions and the proper local transfer pricing documentation is in place, tax authorities may propose and sustain adjustments. AkzoNobel Group regularly assesses the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of AkzoNobel Group’s provision for taxes. There can be no assurance as to the outcome of these examinations. If AkzoNobel Group’s effective tax rates were to increase, or if the ultimate determination of the taxes owed by AkzoNobel Group is for an amount in excess of amounts previously accrued, AkzoNobel Group’s financial condition, operating results or cash flows could be adversely affected.

The Organisation for Economic Cooperation and Development (“OECD”), which represents a coalition of member countries globally, is supporting changes to numerous long-standing tax principles through its base erosion and profit shifting (“BEPS”) project. The BEPS project is focused on a number of issues, including the shifting of profits among affiliated entities located in jurisdictions with different tax rates and a global minimum corporate income tax under “Pillar Two.” The Pillar Two framework imposes, among other items, a minimum tax rate of 15% that has been implemented by several jurisdictions in which AkzoNobel Group operates, with effect from January 1, 2024. The effect of enacted Pillar Two rules did not have a significant impact on AkzoNobel Group’s financial statements as of March 31, 2026. Countries continue to introduce local legislation implementing the Pillar Two framework with terms that may differ from the OECD. If any of the countries in which AkzoNobel Group has significant tax exposure introduce local legislation implementing the Pillar Two framework with terms that differ from the OECD’s framework, it could have a material adverse impact on AkzoNobel Group’s effective tax rate and tax liabilities. In addition, the OECD continues to issue interpretations and administrative guidance, which may vary from AkzoNobel Group’s expectations and could have a material adverse impact on its effective tax rate and tax liabilities.

Risks Relating to Axalta Group’s Business

You should read and consider the risk factors specific to Axalta Group’s business that will also affect MergeCo Group after completion. These risks are described in Item 1A of Axalta’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE

AkzoNobel ordinary shares are traded on Euronext Amsterdam under the trading symbol “AKZA.” Axalta common shares are listed on the NYSE under the trading symbol “AXTA.”

The following table sets forth the closing prices for AkzoNobel ordinary shares and Axalta common shares on Euronext Amsterdam and the NYSE, respectively, as of November 17, 2025, the last trading day of AkzoNobel ordinary shares and Axalta common shares prior to AkzoNobel’s and Axalta’s announcement of their entry into the merger agreement. The table also shows the implied value of the proposed merger consideration, with and without taking the pre-completion dividend into account, for each Axalta common share as of the same date. The implied value of the proposed merger consideration taking into account the pre-completion dividend was calculated by multiplying (i) 0.6539, the exchange ratio pursuant to the merger agreement, by (ii) the implied pro forma equity value per AkzoNobel ordinary share of €39.88 (or $46.26 based on the Euro-Dollar exchange rate as of November 17, 2025), which pro forma equity value per AkzoNobel ordinary share was calculated as the closing price of the AkzoNobel ordinary shares on November 17, 2025 of €56.64 (or $65.69 based on the Euro-Dollar exchange rate as of November 17, 2025), adjusted for the pre-completion distribution by subtracting €14.53 (or $16.85 based on the Euro-Dollar exchange rate as of November 17, 2025) and further adjusted to reflect pro forma ownership for Axalta shareholders and AkzoNobel shareholders in the combined company of 45% and 55%, respectively. The implied value without taking the pre-completion dividend into account was calculated by multiplying the closing price of an AkzoNobel ordinary share on Euronext Amsterdam on the relevant date by the Euro-Dollar exchange rate on such date and multiplying such resulting value by the exchange ratio of 0.6539.

	AkzoNobel Ordinary Share	Axalta Common Share	Implied Per Share Value of Merger Consideration with the pre-completion dividend	Implied Per Share Value of Merger Consideration without the pre-completion dividend
November 17, 2025	€56.64	$28.18	$30.25	$42.93

The market prices of AkzoNobel ordinary shares and Axalta common shares and the Euro-Dollar exchange rate have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Axalta special meeting and completion, and the market price of MergeCo ordinary shares and the Euro-Dollar exchange rate will continue to fluctuate after completion. No assurance can be given concerning the market prices of AkzoNobel ordinary shares and Axalta common shares and the Euro-Dollar exchange rate before completion or AkzoNobel ordinary shares and the Euro-Dollar exchange rate after completion. The exchange ratio is fixed in the merger agreement, but the market price of the AkzoNobel ordinary shares (and therefore the value of the merger consideration when received by Axalta shareholders) upon completion could be greater than, less than or the same as shown in the table above. Accordingly, Axalta shareholders are advised to obtain current market quotations for AkzoNobel ordinary shares and Axalta common shares when considering whether to vote for the merger proposal.

THE AXALTA SPECIAL MEETING

This proxy statement/prospectus is being provided to Axalta shareholders in connection with the solicitation of proxies by the Axalta Board for use at the Axalta special meeting and at any adjournments or postponements of the Axalta special meeting. Axalta shareholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the Axalta Special Meeting

The Axalta special meeting will be held completely virtually on August 5, 2026 at 9:00 a.m. (Eastern Time) (unless the Axalta special meeting is adjourned or postponed). Axalta’s shareholders will be able to virtually attend and vote at the Axalta special meeting by visiting proxydocs.com/AXTASM, which is the Axalta special meeting website. You are entitled to attend and participate in the Axalta special meeting only if you were an Axalta shareholder of record as of the close of business on June 11, 2026, the record date for the Axalta special meeting, or hold a valid proxy of such an Axalta shareholder for the Axalta special meeting. To be admitted to the shareholder’s portion of the Axalta special meeting at proxydocs.com/AXTASM, you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the Axalta special meeting in person.

Purpose of the Axalta Special Meeting

The Axalta special meeting is being held to consider and vote upon the following proposals:

•	the bye-laws proposal;

•	the merger proposal;

•	the advisory compensation proposal; and

•	the adjournment proposal.

Recommendation of the Axalta Board

The Axalta Board unanimously recommends that Axalta shareholders vote:

•	“FOR” the bye-laws proposal;

•	“FOR” the merger proposal;

•	“FOR” the advisory compensation proposal; and

•	“FOR” the adjournment proposal.

This proxy statement/prospectus contains important information regarding these proposals and factors that Axalta shareholders should consider when deciding how to cast their votes. Axalta shareholders are encouraged to read carefully and in its entirety this proxy statement/prospectus, including the annexes to this proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus.

For additional information on the recommendation of the Axalta Board, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Recommendation of the Axalta Board and Its Reasons for the Transaction.”

Record Date for the Axalta Special Meeting and Voting Rights

The record date for the Axalta special meeting is June 11, 2026. You are entitled to vote at the Axalta special meeting only if you were an Axalta shareholder of record as of the close of business on the Axalta record date, or if you hold a valid proxy for the Axalta special meeting. On each matter to be voted on at the Axalta special meeting, you are entitled to one vote for each fully paid Axalta common share held of record as of the Axalta record date. The record date for the Axalta special meeting is earlier than the date of the Axalta special meeting. If you own Axalta common shares on the record date and transfer your shares after the record date but prior to the Axalta special meeting, you will retain your right to vote such Axalta common shares at the Axalta special meeting. However, you will have transferred the right to receive the merger consideration to the person to whom you transferred your Axalta common shares.

As of the close of business on the Axalta record date, there were 214,018,930 Axalta common shares issued. A complete list of Axalta shareholders of record entitled to vote at the Axalta special meeting will be available for inspection at the registered office of Axalta at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda during regular business hours for a period of no less than 10 days before the Axalta special meeting. The list of Axalta shareholders will also be made available online during the Axalta special meeting at the Axalta meeting website.

Attending the Axalta Special Meeting

You are entitled to participate in the Axalta special meeting only if you were an Axalta shareholder of record as of the close of business on the Axalta record date or if you hold a valid proxy for the Axalta special meeting. To attend online and participate in the Axalta special meeting, you will need to use the 16-digit control number found on your proxy card or voting instruction form to log into proxydocs.com/AXTASM. You cannot attend the Axalta special meeting in person.

The Axalta special meeting will begin on August 5, 2026 at 9:00 a.m. (Eastern Time). Axalta encourages you to access the Axalta special meeting shortly prior to the start time to allow time for online check-in. If you experience technical difficulties during the Axalta special meeting, you should call the technical support phone number provided when you log in to the Axalta special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum must be present at the Axalta special meeting for any business to be conducted at the Axalta special meeting. Two or more persons present at the start of the Axalta special meeting and representing in person or by proxy in excess of 50% of the total issued voting shares at the Axalta special meeting will constitute a quorum. Failure of a quorum at the Axalta special meeting may result in an adjournment of the Axalta special meeting and may subject Axalta to additional costs and expenses.

Abstentions will have no direct effect on the bye-laws proposal, the merger proposal, the advisory compensation proposal or the adjournment proposal, assuming a quorum is present. If a beneficial owner of Axalta common shares held in “street name” does not give any voting instructions to the broker, bank, nominee or other holder of record, then those Axalta common shares will count towards quorum requirements if the broker, bank, nominee or other holder of record is present or represented at the Axalta special meeting but will not be voted on any proposal for which voting instructions have not been given.

Required Votes

The votes required for each proposal are as follows:

•

The bye-laws proposal: Assuming a quorum is present at the Axalta special meeting, approval and adoption of the bye-laws proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

•	The merger proposal: If the bye-laws proposal is approved by the Axalta shareholders, and the bye-laws as amended and restated in accordance with the bye-laws proposal are adopted, and assuming a quorum is present at the Axalta special meeting, approval of the merger proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting. If the bye-laws proposal is not approved by the Axalta shareholders, and assuming a quorum is present at the Axalta special meeting, approval of the merger proposal will require the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting.

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The advisory compensation proposal: Assuming a quorum is present at the Axalta special meeting, approval of the advisory compensation proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

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The adjournment proposal: Assuming a quorum is present at the Axalta special meeting, approval of the adjournment proposal will require the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at the Axalta special meeting.

Your vote is very important regardless of the number of Axalta common shares that you own. The transactions contemplated by the merger agreement, including the transaction, cannot be completed without the approval of the merger proposal.

Voting by Axalta’s Directors and Executive Officers

As of the close of business on the Axalta record date, Axalta’s directors and executive officers had the right to vote approximately 1,011,924 shares of the then-issued Axalta common shares at the Axalta special meeting, collectively representing approximately 0.47% of the Axalta common shares issued and entitled to vote on that date. Axalta currently expects that Axalta’s directors and executive officers will vote their Axalta common shares “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal, although they have no obligation to do so.

Methods of Voting

Axalta shareholders of record as of the close of business on the Axalta record date may have their Axalta common shares voted by submitting a proxy or may vote at the Axalta special meeting by following the instructions provided on the enclosed proxy card. The record date for the Axalta special meeting is earlier than the date of the Axalta special meeting. If you own Axalta common shares on the record date and transfer your shares after the record date but prior to the Axalta special meeting, you will retain your right to vote such Axalta common shares at the Axalta special meeting. However, you will have transferred the right to receive the merger consideration to the person to whom you transferred your Axalta common shares. Axalta recommends that Axalta shareholders entitled to vote submit a proxy by 11:59 p.m. (Eastern Time), on August 4, 2026, even if they plan to attend the Axalta special meeting. Axalta shareholders whose Axalta common shares are registered directly in their name with Axalta’s transfer agent, Equiniti Trust Company LLC (formerly American Stock Transfer & Trust Company), are considered, with respect to those Axalta common shares, a shareholder of record.

Axalta shareholders who hold their Axalta common shares beneficially in “street name” through a broker, bank, nominee or other holder of record and wish to submit a proxy must provide instructions to the broker, bank, nominee or other holder of record that holds their Axalta common shares of record as to how to vote such Axalta common shares with respect to the bye-laws proposal, the merger proposal, the advisory compensation proposal and the adjournment proposal by following the voting instructions contained in the voting instruction form sent to you by your broker, bank, nominee or other holder of record. If you hold your Axalta common shares in “street name” and you have not received a voting instruction form, please contact the broker, bank, nominee or other holder of record that holds your Axalta common shares of record as soon as possible so that you can be provided with a voting instruction form. Axalta shareholders who hold their Axalta common shares beneficially and wish to vote online at the Axalta special meeting must receive a voting instruction form with a 16-digit control number from their broker, bank, nominee or other holder of record and submit a “legal proxy” received from their broker, bank, nominee or other holder of record. If you do not have a control number, please contact your broker, bank, nominee or other holder of record as soon as possible so that you can be provided with a control number.

Axalta shareholders of record may submit a proxy in one of three ways or vote at the Axalta special meeting:

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By Internet: Axalta shareholders of record may submit their proxy through the internet by following the instructions set forth on the enclosed proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. (Eastern Time), on August 4, 2026. Axalta shareholders of record who submit a proxy via the internet should NOT send in their proxy card by mail.

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By Telephone: Axalta shareholders of record may submit their proxy by calling the toll-free telephone number shown on the proxy card and following the recorded instructions. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. (Eastern Time), on August 4, 2026. Axalta shareholders of record who submit a proxy via telephone should NOT send in their proxy card by mail.

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By Mail: Axalta shareholders of record may submit their proxy by properly completing, signing and dating the proxy card and sending it back to Axalta in the postage-paid envelope provided (if mailed in the United States). Axalta shareholders of record who vote this way should mail the proxy card early enough so that it is received before the date of the Axalta special meeting.

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At the Virtual Axalta Special Meeting: All Axalta shareholders of record may vote online during the Axalta special meeting via the internet at proxydocs.com/AXTASM. You may cast your vote electronically during the Axalta special meeting using the 16-digit control number found on your proxy card.

Axalta shareholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Axalta special meeting according to the choice specified with respect to each proposal. The giving of a proxy will not affect your right to vote at the Axalta special meeting should you choose to attend. All Axalta common shares that are entitled to vote at the Axalta special meeting and are represented by a properly completed and valid proxy received by the deadlines set forth above and not revoked will be voted at the Axalta special meeting in accordance with the instructions indicated in such proxy. If an Axalta shareholder signs a proxy card and returns it without giving instructions for voting on any proposal, the Axalta common shares represented by that proxy card may be voted “FOR” the bye-laws proposal, “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal. Your vote is important, regardless of the number of Axalta common shares you own. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote through the internet or by phone.

Revocability of Proxies

If you are an Axalta shareholder of record, you may change your vote or revoke your proxy at any time prior to the final vote at the Axalta special meeting by:

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delivering to Axalta’s Corporate Secretary by mail at Axalta Coating Systems Ltd., 1050 Constitution Avenue, Philadelphia, PA 19112, an instrument revoking the proxy, prior to or at the Axalta special meeting;

•	delivering a new proxy in writing, through the internet or by telephone, dated after the date of the proxy being revoked; or

•	attending the virtual Axalta special meeting and voting (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

Your most recent vote submitted by proxy card, internet or telephone, or your vote during the Axalta special meeting, is the vote that is counted. Your attendance at the Axalta special meeting by itself will not automatically change your vote or revoke your proxy.

For Axalta common shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, nominee or other holder of record following the instructions they provided, or, if you have obtained a “legal proxy” from your broker, bank, nominee or other holder of record giving you the right to vote your Axalta common shares at the Axalta special meeting, by attending and voting at the Axalta special meeting.

Proxy Solicitation Costs

The Axalta Board is soliciting proxies with respect to the bye-laws proposal, the merger proposal, the advisory compensation proposal and the adjournment proposal. Axalta will bear the costs and expenses of the solicitation of proxies, including the cost of preparing, assembling, printing, mailing and distributing these proxy materials to Axalta shareholders. In addition to sending and making available these proxy materials, proxies may be solicited by Innisfree M&A Incorporated or by directors, officers or employees of Axalta or AkzoNobel or their respective affiliates in person, by mail, by e-mail, by telephone, at the Axalta special meeting via the Axalta meeting website or by other means of communication. Axalta shareholders may also be solicited by press releases issued by Axalta and/or AkzoNobel, postings on Axalta’s or AkzoNobel’s websites and advertisements in periodicals. None of Axalta’s or AkzoNobel’s directors, officers or employees will be paid any additional compensation for soliciting proxies. Axalta has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for an estimated fee of $150,000, plus an additional success fee in an amount to be mutually agreed if Axalta shareholders approve the Axalta transaction-related proposals, plus an additional fee in an amount to be mutually agreed in the event of significant shareholder opposition to the transaction or if a third party announces a public offer to acquire at least a majority of the issued Axalta common shares, as well as reimbursement of certain customary fees and expenses. Axalta has also agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Axalta and AkzoNobel may also reimburse brokers, banks, nominees or other holders of record representing beneficial owners of Axalta common shares for their expenses in sending proxy solicitation materials to such beneficial owners and obtaining their proxies.

Statutory Appraisal Rights

Under Bermuda law, qualifying Axalta shareholders of record who do not vote in favor of the merger, and who are not satisfied that they have been offered fair value for their Axalta common shares, may within one month of the giving of the notice of the Axalta special meeting (delivered with this proxy statement/prospectus) apply to the Supreme Court of Bermuda for an appraisal of the fair value of their Axalta common shares, pursuant to Section 106 of the Bermuda Companies Act. The rights of dissenting shareholders to apply to the Supreme Court of Bermuda for an appraisal of the fair value of their common shares pursuant to Section 106(6) of the Bermuda Companies Act, are referred to herein as “appraisal rights.”

If an Axalta shareholder votes in favor of the merger proposal at the Axalta special meeting, such Axalta shareholder will not have the right to apply to the Supreme Court of Bermuda for an appraisal of the fair value of its Axalta common shares, and instead, if the merger is consummated, and as discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement—Effect of the Merger and Merger Consideration,” each Axalta common share of such shareholder will be converted into the right to receive the merger consideration. Voting against the merger proposal, or not voting, will not in itself satisfy the requirements for notice and exercise of an Axalta shareholder’s right to apply for appraisal of the fair value of its Axalta common shares. Axalta shareholders who do not strictly comply with the requirements of Section 106(6) of the Bermuda Companies Act will not be entitled to exercise the appraisal rights granted thereunder.

Axalta shareholders that hold their Axalta common shares directly – not in the name of a broker, bank, nominee or other holder of record – are entitled to exercise their rights pursuant to Section 106 of the Bermuda

Companies Act. Accordingly, any Axalta shareholder whose Axalta common shares are not held in their own name, and who intends to invoke Section 106 of the Bermuda Companies Act, are advised to transfer their Axalta common shares into their own name in sufficient time to exercise their rights or consult with their brokers, banks, nominees or other holders of record, as applicable, to determine the appropriate procedures to exercise their rights pursuant to Section 106 of the Bermuda Companies Act. Section 106 of the Bermuda Companies Act may only be invoked in respect of Axalta common shares by qualifying Axalta shareholders who have not voted in favor of the merger proposal.

Notwithstanding the exercise by dissenting shareholders of their appraisal rights pursuant to Section 106(6) of the Bermuda Companies Act, at the effective time and subject to applicable law, each dissenting share subject to appraisal will be converted into the right to receive the merger consideration. If the appraised fair value is greater than the merger consideration paid, then in addition to such merger consideration, the applicable dissenting shareholder will be entitled to receive, following the decision of the Supreme Court of Bermuda, a cash payment equal to the difference between the appraised fair value and the merger consideration paid within one month after the appraised fair value is determined pursuant to such appraisal procedure.

Under the merger agreement, Axalta will promptly notify AkzoNobel of (i) any demands for appraisal (or attempted withdrawals or withdrawals thereof) and any other instruments served under the Bermuda Companies Act and received by Axalta in connection with the foregoing, and, to the extent Axalta has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the dissenting shares under Section 106(6) of the Bermuda Companies Act and (ii) to the extent permitted by applicable law, the opportunity to participate with Axalta in negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act. Axalta is not permitted to voluntarily make any payment with respect to, offer to settle or settle any such demands or applications or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act without the prior written consent of AkzoNobel.

For additional information on the available appraisal rights of Axalta shareholders, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Statutory Appraisal Rights.”

Tabulation of Votes

The Axalta Board has appointed a representative of BetaNXT, Inc. to serve as the inspector of election for the Axalta special meeting. The inspector of election will, among other matters, determine the number of Axalta common shares represented at the Axalta special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all of the proposals.

Adjournments

In accordance with the Axalta bye-laws, if a quorum is not present, the meeting will be adjourned to such day, time or place as the Axalta Board or secretary may determine and, whether or not a quorum is present, the chair of an Axalta special meeting may adjourn a meeting to another time and place without the consent or direction of the shareholders if the chairman determines that it is appropriate to adjourn the meeting. If a sufficient number of Axalta common shares are present at the Axalta special meeting or represented by proxy, and voted in favor of the merger proposal at the Axalta special meeting such that the requisite approval has been obtained, Axalta does not anticipate that it will adjourn or postpone the Axalta special meeting.

In connection thereto, the merger agreement provides that Axalta may, after consultation with AkzoNobel, postpone, adjourn or reconvene the Axalta special meeting (i) if it is necessary to postpone or adjourn the Axalta special meeting to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Axalta shareholders within a reasonable amount of time in advance of the Axalta special meeting, (ii) if, as of the time for which the Axalta special meeting is scheduled, there are insufficient Axalta common shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Axalta special meeting or (iii) to solicit additional proxies for the purpose of obtaining Axalta shareholder approval of the merger proposal. However, unless otherwise agreed by AkzoNobel, the Axalta special meeting will not be postponed, adjourned or reconvened to a date that is more than 45 days after the date on which the Axalta special meeting was originally scheduled or less than five business days prior to the long stop date (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Complete the Merger”).

Axalta shareholders are being asked at the Axalta special meeting to consider and vote on the adjournment proposal, a proposal that will give the Axalta Board the authority to adjourn the Axalta special meeting to solicit additional proxies in the event that there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal. Any adjournment of the Axalta special meeting by the Axalta Board will allow the Axalta shareholders who have already sent in their proxies to revoke them at any time before their use at the Axalta special meeting that was adjourned or postponed. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting must be given to each Axalta shareholder entitled to attend and vote at the Axalta special meeting. Under the terms of the merger agreement, the Axalta special meeting cannot be postponed, adjourned or reconvened to a date that is more than 45 days after the date on which the Axalta special meeting was originally scheduled or less than five business days prior to the long stop date without the consent of AkzoNobel.

Other Matters

As of the date of this proxy statement/prospectus, the Axalta Board knows of no matters that will be presented for consideration at the Axalta special meeting other than as described in this proxy statement/prospectus.

Assistance

Axalta shareholders may contact Axalta’s proxy solicitor, Innisfree M&A Incorporated, with any questions concerning the merger agreement, the transaction or the other transactions contemplated by the merger agreement, or the accompanying proxy statement/prospectus, or if they would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or need help voting their Axalta common shares:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll-free: +1 877 750 0854

Brokers and banks may call collect: +1 212 750 5833

AXALTA SHAREHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTION. IN PARTICULAR, AXALTA SHAREHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A AND ANNEX B HERETO.

PROPOSAL 1: THE BYE-LAWS PROPOSAL

Axalta’s bye-laws do not currently specify the required approval threshold or quorum for a resolution at a general meeting to approve the merger or amalgamation of Axalta with any other company. Section 106 of the Bermuda Companies Act provides that, unless a company’s bye-laws provide otherwise, the resolution of the shareholders or class approving the merger or amalgamation of such company with any other company will require the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be. The bye-law amendment provides that a resolution proposed at a general meeting to approve the merger or amalgamation of Axalta with any other company will be required to be approved by the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting to be as set forth in bye-law 26 of Axalta’s Second Amended and Restated Bye-Laws.

This amendment is intended to align the required approval threshold with respect to mergers and amalgamations with the approval thresholds required under Axalta’s bye-laws for other matters in respect of which Axalta shareholders are required to vote.

Accordingly, holders of Axalta common shares are being asked to approve at the Axalta special meeting the following amendment to Axalta’s bye-laws, effective immediately upon approval, requiring, for any resolution proposed at a general meeting to approve the merger or amalgamation of Axalta with any other company, the affirmative vote of a majority of the votes cast by Axalta shareholders that are present (in person or by proxy) and voting at such general meeting:

Merger or Amalgamation

A resolution proposed for consideration at a general meeting to approve the merger or amalgamation of the Company with any other company shall require the affirmative vote of a majority of the votes cast by Members that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting shall be as set forth in Bye-law 26.”

If you sign and return a proxy and do not indicate how you wish to vote on the bye-laws proposal, your shares will not be voted on the bye-laws proposal.

The approval of the bye-laws proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Axalta special meeting by Axalta shareholders present at the Axalta special meeting (in person or by proxy) entitled to vote thereon as of the Axalta record date, assuming a quorum is present.

The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the bye-laws proposal.

PROPOSAL 2: THE MERGER PROPOSAL

General

At the Axalta special meeting, Axalta will ask its shareholders to vote on the adoption of the merger proposal. Adoption of the merger proposal is a condition to the obligations of Axalta and AkzoNobel to complete the transaction. If the bye-laws proposal is approved, adoption of the merger proposal requires the affirmative vote of the majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting. If the bye-laws proposal is not approved, adoption of the merger proposal requires the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting.

Transaction Structure

The merger agreement provides that, at the effective time, subject to and upon the terms and conditions of the merger agreement and the applicable provisions of the Bermuda Companies Act, Merger Sub will be merged with and into Axalta and the separate corporate existence of Merger Sub will cease and Axalta will continue as the surviving company with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2. Subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, at the second effective time, Axalta will be merged with and into Merger Sub 2 and the separate corporate existence of Axalta will cease and Merger Sub 2 will continue as the surviving company and will remain a direct wholly-owned subsidiary of AkzoNobel. A copy of the merger agreement is attached as Annex A and Annex B to this proxy statement/prospectus and is incorporated by reference herein. You are urged to read the merger agreement carefully and in its entirety, as it (along with the Bermuda statutory merger agreements) is the legal document that governs the transaction. For a summary of the merger agreement, see the section of this proxy statement/prospectus entitled “The Merger Agreement.”

Merger Consideration

At the effective time, each issued Axalta common share (other than Axalta common shares owned by Axalta as treasury shares immediately prior to the effective time and any Axalta common shares owned by AkzoNobel or any of its directly or indirectly wholly-owned subsidiaries (including Merger Sub)) will be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel ordinary share. All Axalta common shares owned by Axalta as treasury shares immediately prior to the effective time and any Axalta common shares owned by AkzoNobel or any of its subsidiaries, including Merger Sub, will be canceled and cease to exist, and no consideration will be due or delivered in exchange therefor. For the avoidance of doubt, no fraction of an AkzoNobel ordinary share will be issued by virtue of the merger. Instead of any such fractional AkzoNobel ordinary shares, each Axalta shareholder who would otherwise be entitled to receive a fractional AkzoNobel ordinary share will be entitled, to receive a cash payment (rounded to the nearest whole cent), in lieu of the issuance of any such fractional shares. For more information on the treatment of fractional shares, see the section of this proxy statement/prospectus entitled “The Merger Agreement—No Fractional Shares.”

Because the merger agreement provides for a fixed number of AkzoNobel ordinary shares to be issued as the consideration payable in exchange for each Axalta common share, the value of the merger consideration that Axalta shareholders will receive will depend on the market price of AkzoNobel ordinary shares at the time the transaction is completed. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €56.64 and the Euro-Dollar exchange rate of 1.159, in each case, on November 17, 2025, the last trading day before the public announcement of the merger agreement, the merger consideration represented, taking into account the pre-completion distribution, approximately $30.25 in implied value per Axalta common share. Based on the closing price of an AkzoNobel ordinary share on Euronext Amsterdam of €59.94 and the Euro-Dollar exchange rate of 1.138, in each case, on June 23, 2026, the last practicable trading day before the date of this proxy statement/prospectus, the implied value of the merger consideration, taking into account the pre-completion distribution, is approximately $34.36 per share. The value of the merger consideration will fluctuate with the market price of AkzoNobel ordinary shares until the transaction is completed. As a result, the value of the merger consideration that Axalta shareholders will receive upon completion could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Axalta special meeting.

Background of the Transaction

The following chronology summarizes key meetings and events leading up to the signing of the merger agreement. This chronology does not purport to catalog every conversation or correspondence of, by, with or among members of the Axalta Board, Axalta’s management or Axalta’s financial advisors, legal advisors or other representatives, members of the AkzoNobel Boards, AkzoNobel’s management or AkzoNobel’s financial advisors, legal advisors or other representatives or any other person.

As part of their ongoing evaluation of Axalta’s business and long-term strategy, in concert with Axalta’s financial and legal advisors, the Axalta Board and Axalta’s senior management periodically review, consider and assess, in light of company performance and industry and macroeconomic conditions, potential opportunities for business combinations and mergers, joint ventures and other collaborations, acquisitions, alternatives for returning capital to Axalta’s shareholders and other alternatives to grow and improve Axalta’s business and to create long-term shareholder value. These reviews have, from time to time, included discussions as to whether Axalta should continue to execute on its strategy as a stand-alone public company, consider alternative capital allocation approaches, pursue various joint ventures, acquisitions or divestitures, or pursue a business combination or sale of Axalta and whether any such potential alternative would enhance shareholder value, taking into account the potential benefits and risks of any such potential alternative. As a result, members of Axalta management have, from time to time, engaged in discussions with representatives of numerous other companies that operate in the coatings industry or adjacent industries regarding such opportunities, including (i) exploring a potential merger of equals transaction between Axalta and the “Paints and Coatings” business of AkzoNobel in 2017, which, as announced in a press release issued by Axalta on November 21, 2017, did not occur after the parties were unable to reach mutually agreeable terms, and (ii) subsequent preliminary discussions from time-to-time between representatives of Axalta and representatives of AkzoNobel regarding a potential transaction between Axalta and AkzoNobel. Since January 2023, the Axalta Board, together with Axalta management, representatives of J.P. Morgan and Evercore and other financial advisors that have been engaged at various points since that time, has spent significant time assessing opportunities for Axalta to generate long-term shareholder value both organically and inorganically.

At the end of 2023, with the Axalta Board’s approval, Chris Villavarayan, Axalta’s chief executive officer, approached a global materials company that we refer to as “Party A” regarding Axalta’s potential acquisition of Party A to create a diversified coatings company with increased scale and an enhanced growth profile.

On January 5, 2024, Axalta and Party A entered into a mutual confidentiality agreement to facilitate discussions between Axalta and Party A with respect to Axalta’s potential acquisition of Party A. This mutual confidentiality agreement did not contain a standstill provision.

During the beginning of 2024, Mr. Villavarayan also approached, and held discussions with, a global coatings company that we refer to as “Party B” regarding the potential sale of a significant portion of Axalta’s business to Party B (the “Potential Party B Divestment”). Such approach followed a handful of discussions between Mr. Villavarayan and management of Party B during 2023, as well as analysis by Axalta management regarding the sum-of-the-parts valuation of Axalta’s businesses.

On January 22, 2024, Axalta and Party B entered into a mutual non-disclosure agreement to facilitate discussions between Axalta and Party B with respect to the Potential Party B Divestment. This mutual non-disclosure agreement contained a mutual standstill provision, but not a “don’t ask, don’t waive” provision, that would automatically terminate with respect to a party upon the entry by the other party into a definitive agreement providing for an acquisition by a third party, and would otherwise expire on January 22, 2026. Thereafter, members of Axalta management responded to certain diligence questions from Party B in connection with the Potential Party B Divestment.

Over the course of January 2024 through May 2024, members of Axalta management, as well as Rakesh Sachdev, the chair of the Axalta Board, and a representative from Evercore, financial advisor to Axalta, for certain meetings, met with representatives of Party A on a number of occasions to continue discussions regarding a potential strategic transaction between Axalta and Party A, including the potential for a combination of the businesses and operations of Axalta and Party A to generate value for both companies’ shareholders.

On February 28, 2024, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, financial advisor to Axalta, met for a regularly scheduled meeting and discussed, among other items, certain potential strategic alternatives available to Axalta, including the potential acquisition of Party A and the Potential Party B Divestment.

On April 29, 2024, Mr. Villavarayan and Grégoire Poux-Guillaume, AkzoNobel’s chief executive officer, met in person and discussed arranging future meetings to explore a potential strategic transaction between Axalta and AkzoNobel.

In early May 2024, Mr. Sachdev and Mr. Villavarayan, together with a representative from Evercore, met in person with the chair of Party A’s board and the chief executive officer of Party A to continue discussions regarding Axalta’s potential acquisition of Party A. During this meeting, the chair of Party A’s board indicated that Party A would potentially consider a transaction which ascribed an enterprise value of $9 billion to Party A.

On May 16, 17 and 19, 2024, members of Axalta management met in person with members of Party A management to tour both Axalta’s and Party A’s headquarters and to continue discussions regarding the potential acquisition of Party A by Axalta.

On June 5 and 6, 2024, the Axalta Board, together with members of Axalta management, met for a regularly scheduled meeting and discussed, among other items, Axalta’s ongoing review of certain potential strategic alternatives available to Axalta, including the Potential Party B Divestment, a potential strategic transaction between Axalta and AkzoNobel and Axalta’s potential acquisition of Party A. Axalta management noted that the purchase price indicated by Party B for the Potential Party B Divestment was lower than what Axalta management considered to be a reasonable valuation for such portions of Axalta’s business and was decretive to the trading multiple for Axalta’s common shares. Axalta management also noted that, following various conversations with Party B’s management, Axalta management had doubts regarding the commitment of Party B to moving forward with the potential transaction at an acceptable purchase price, and therefore management recommended that Axalta cease pursuing the Potential Party B Divestment and focus on other strategic alternatives. The Axalta Board and Axalta management also discussed a planned meeting between Mr. Villavarayan and Mr. Poux-Guillaume and, in connection therewith, reviewed and discussed certain publicly available financial and business information regarding AkzoNobel and potential synergies and value creation from a potential combination of Axalta and AkzoNobel. The Axalta Board and Axalta management then discussed Axalta’s potential acquisition of Party A, including diligence considerations, Axalta’s valuation of Party A, financing and structure for the potential transaction (including the expected leverage and investor perception and other challenges at such leverage level).

Later on June 6, 2024 and continuing through June 9, 2024, Mr. Sachdev and Mr. Villavarayan had a series of calls with the chief executive officer of Party A and the chair of Party A’s board during which Mr. Sachdev and Mr. Villavarayan informed the chief executive officer of Party A and the chair of Party A’s board that Axalta was interested in continuing to assess a potential business combination between Axalta and Party A but that an acquisition of Party A by Axalta was not actionable in the near-term due to then-current market conditions (including the expected leverage required to implement such acquisition).

On June 17, 2024, Mr. Villavarayan and Mr. Poux-Guillaume met in person to discuss a potential strategic transaction between Axalta and AkzoNobel, including the potential benefits to Axalta’s and AkzoNobel’s respective shareholders arising from such a transaction, with Mr. Villavarayan proposing that the potential transaction between Axalta and AkzoNobel be structured as a merger of equals. Mr. Poux-Guillaume shared his perspective that AkzoNobel should receive a premium in such a transaction, given, in his view, the unjustified divergence in the trading multiples between AkzoNobel and Axalta at the time.

Later in June 2024 and early July 2024, Mr. Villavarayan and Mr. Poux-Guillaume had various discussions regarding a potential strategic transaction between Axalta and AkzoNobel and, on July 12, 2024, Mr. Villavarayan and Mr. Poux-Guillaume had a call during which they discussed potential synergies and regulatory considerations in connection with a potential strategic transaction between Axalta and AkzoNobel.

On August 30, 2024, Axalta and AkzoNobel entered into a mutual confidentiality agreement to facilitate discussions between representatives of Axalta and representatives of AkzoNobel with respect to a potential strategic transaction between Axalta and AkzoNobel. This mutual confidentiality agreement did not contain a standstill provision. During August 2024 and continuing through September 2024, members of Axalta management and AkzoNobel management met to further discuss next steps regarding a potential strategic transaction between Axalta and AkzoNobel, including the process by which Axalta and AkzoNobel might assess potential synergies and regulatory considerations.

On September 17, 18 and 19, 2024, the Axalta Board, together with members of Axalta management, met for a regularly scheduled meeting and reviewed and discussed, among other items, a potential strategic transaction between Axalta and AkzoNobel, as well as a number of other potential strategic alternatives, ranging from transformational transactions to bolt-on acquisitions. In the course of the discussion, Axalta management reviewed with the Axalta Board the potential creation of significant value for Axalta shareholders resulting from such a potential strategic transaction between Axalta and AkzoNobel and considered the potential for value creation from other potential strategic alternatives. The Axalta Board also discussed and reviewed, as it does every year, Axalta’s updated standalone three-year strategic plan across each of Axalta’s end-markets, taking into account changes in the macroeconomic conditions and other factors impacting each of Axalta’s end-markets.

From September 2024 through November 2024, representatives of Axalta and AkzoNobel continued to discuss a potential strategic transaction between Axalta and AkzoNobel, including, among other items, with respect to regulatory and legal analyses, synergies and potential governance structures for the combined company should a merger of equals be pursued.

On October 11, 2024, Axalta and AkzoNobel entered into a clean team agreement governing the terms and conditions under which the parties would exchange certain competitively sensitive information about each of Axalta and AkzoNobel in connection with a potential strategic transaction between the parties.

On October 22, 2024, Cravath and Nauta, in their capacity as legal advisors to Axalta, and De Brauw and another outside legal advisor, in their capacity as legal advisors to AkzoNobel, entered into a common interest, confidentiality and joint defense agreement to facilitate the sharing of certain competitively sensitive information about each of Axalta and AkzoNobel in connection with a potential strategic transaction between the parties.

During the course of October 2024 and the beginning of November 2024, Axalta and AkzoNobel each made available to the other and their outside legal advisors certain due diligence materials required to perform an initial analysis of regulatory approvals that could be required in connection with a potential strategic transaction between Axalta and AkzoNobel.

In addition, during the course of October 2024 and the beginning of November 2024, Mr. Villavarayan and Mr. Poux-Guillaume met and continued to discuss a potential strategic transaction between Axalta and AkzoNobel, and members of Axalta management and AkzoNobel management held multiple calls to discuss such a potential strategic transaction, including potential synergies resulting from, and preliminary tax, regulatory and other legal analyses related to, such a transaction. During this time, Mr. Villavarayan and Mr. Poux-Guillaume discussed various potential key terms for a transaction between Axalta and AkzoNobel. In particular, they discussed a potential exchange ratio that would value both parties at Axalta’s then-current trading multiple, which would provide an implied 10% premium to AkzoNobel’s shareholders. Mr. Villavarayan also shared Axalta’s belief that the combined company should be listed solely in the United States and that a United States domiciled combined company had the potential to provide enhanced value creation for the shareholders of both parties. They also discussed representation from Axalta and AkzoNobel in the board and executive management team of the combined company.

On October 31, 2024, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss a potential merger of equals between Axalta and AkzoNobel, during which Mr. Poux-Guillaume requested that such potential transaction be structured with the following key terms: (i) one party would have the right to select the chair of the board of directors of the combined company and the other party would have the right to select the chief executive officer of the combined company, (ii) the board of directors of the combined company would be composed of an equal number of Axalta and AkzoNobel designees and (iii) the combined company would be an entity incorporated under the laws of the Netherlands with its sole tax residency in the Netherlands (the “AkzoNobel October 2024 Request”). Mr. Villavarayan shared his views on the AkzoNobel October 2024 Request and said that he would discuss the same with the Axalta Board and then provide Mr. Poux-Guillaume a response.

On November 12, 2024, the Axalta Board, together with members of Axalta management, representatives of J.P. Morgan and Evercore, financial advisors to Axalta, and representatives of Cravath, legal advisors to Axalta, met for a regularly scheduled meeting. At such meeting, Mr. Tablin-Wolf discussed certain fiduciary duties considerations relevant to the Axalta Board’s consideration of the potential strategic transaction between Axalta and AkzoNobel. Members of Axalta management then provided the Axalta Board with an update on Axalta’s and its representatives’ interactions with AkzoNobel, including an overview of the AkzoNobel October 2024 Request. Axalta management also provided the Axalta Board with Axalta management’s proposed counterproposals to the AkzoNobel October 2024 Request, including (i) alternative potential jurisdictions of incorporation of the combined company for the parties’ further consideration, (ii) proposing that Axalta select the chief executive officer of the combined company and AkzoNobel select the chair of the board of directors of the combined company, (iii) establishing a board of directors with an odd number of directors composed of the chief executive officer of the combined company and an equal number of non-executive directors designated by each of Axalta and AkzoNobel and (iv) a sole United States listing for the combined company’s securities. Axalta management further noted that Messrs. Sachdev and Villavarayan had an in-person meeting scheduled for November 19, 2024 with Ben Noteboom, chair of the Supervisory Board of AkzoNobel, and Mr. Poux-Guillaume to discuss the AkzoNobel October 2024 Request. Following discussion, the Axalta Board directed Messrs. Sachdev and Villavarayan to proceed with the scheduled November 19, 2024 meeting and to convey to Messrs. Noteboom and Poux-Guillaume the counterproposals to the AkzoNobel October 2024 Request discussed during the meeting.

On November 14, 2024, Mr. Villavarayan and Mr. Poux-Guillaume had a call in advance of the scheduled November 19, 2024 meeting, in which Mr. Villavarayan conveyed Axalta’s counterproposals to the AkzoNobel October 2024 Request.

On November 15, 2024, Mr. Poux-Guillaume contacted Mr. Villavarayan to cancel the scheduled November 19, 2024 meeting and terminate discussions between Axalta and AkzoNobel regarding a potential strategic transaction between Axalta and AkzoNobel. Mr. Poux-Guillaume noted that Axalta and AkzoNobel were not aligned on the terms and framework for such strategic transaction (including with respect to Axalta’s response to the AkzoNobel October 2024 Request) and that AkzoNobel was not prepared to further pursue a merger of equals at that time due to then-current market conditions, including the parties’ respective share price performance, but that Mr. Noteboom was amenable to having a call with Mr. Sachdev to discuss AkzoNobel’s termination of discussions.

Beginning in November 2024, Axalta also held discussions with another company with a presence in the coatings industry that we refer to as “Party C” regarding Axalta’s potential acquisition of Party C pursuant to a sales process Party C was conducting and entered into a non-disclosure agreement to facilitate such discussions. This non-disclosure agreement did not contain a standstill provision.

On December 6, 2024, Mr. Sachdev and Mr. Noteboom had a call in which Mr. Sachdev expressed, and Mr. Noteboom acknowledged, that a potential strategic transaction between Axalta and AkzoNobel could create value for both Axalta shareholders and AkzoNobel shareholders. Mr. Noteboom noted, however, that Axalta and AkzoNobel were not aligned on the framework for such strategic transaction and that AkzoNobel was not prepared to further pursue a merger of equals at that time due to then-current market conditions, including the parties’ respective share price performance.

On February 6, 2025, members of Axalta management met with the chief executive officer of another global coatings company that we refer to as “Party D.”

On February 7, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, met for a regularly scheduled meeting and discussed, among other items, potential strategic alternatives to maximize Axalta shareholder value, including reengaging with Party A with respect to a potential strategic transaction with Party A and continued evaluation of a potential acquisition of Party C. Representatives of J.P. Morgan reviewed various financial elements with respect to reengaging with Party A and the potential acquisition of Party C, including the potential investor perception of each transaction. Based on the discussion, the Axalta Board directed Axalta management to reengage with Party A with respect to a potential strategic transaction with Party A and to continue evaluating a potential transaction with Party C.

On February 23, 2025, Mr. Sachdev held a call with the chair of Party A’s board of directors to discuss the potential terms of a potential strategic transaction with Party A. In addition, during February 2025, Mr. Villavarayan held a series of calls with the chief executive officer of Party A to discuss the potential framework for a potential strategic transaction with Party A.

On March 4 and 5, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, met for a regularly scheduled meeting and discussed, among other items, potential strategic alternatives to maximize Axalta shareholder value, including a potential acquisition of Party C and a potential strategic transaction with Party A. During discussions of the evaluation of a potential acquisition of Party C, the Axalta Board continued to support Axalta management’s ongoing evaluation of such a transaction. Messrs. Sachdev and Villavarayan also provided the Axalta Board with an overview of their recent discussions with the chair of Party A’s board of directors and the chief executive officer of Party A, noting that representatives of Party A expressed a willingness to consider structuring a potential strategic transaction as a merger between Axalta and Party A. Following discussion, the Axalta Board directed Messrs. Sachdev and Villavarayan to continue discussions with the chair of Party A’s board of directors and the chief executive officer of Party A regarding a potential merger between Axalta and Party A.

On March 6, 2025, Mr. Sachdev had a call with the chair of Party A’s board of directors to communicate proposed terms of a potential merger between Axalta and Party A, including proposing that Party A shareholders would receive a cash/stock election (subject to a cap on cash consideration) for consideration representing a low- to mid-single-digit percentage premium to Party A’s stock price and that Party A would have certain limited governance rights in the combined company (the “Party A March Proposal”).

From March 6, 2025 to March 17, 2025, Mr. Sachdev and Mr. Villavarayan had a series of calls with the chair of Party A’s board of directors and the chief executive officer of Party A regarding the Party A March Proposal. During these calls, Mr. Sachdev and Mr. Villavarayan discussed with the chair of Party A’s board and the chief executive officer of Party A a fixed exchange ratio equal to 0.78 Axalta common shares per Party A common share, with a $10.00 per Party A share cash election available to Party A shareholders (subject to an aggregate cap on cash consideration). Throughout these calls, Party A maintained that the aggregate cash consideration cap should be higher than Axalta’s proposed cash consideration cap.

On March 17, 2025, Mr. Sachdev and the chair of Party A’s board of directors had a call in which the chair of Party A’s board of directors indicated that Party A believed alignment between the companies on key deal terms may be challenging and proposed arranging a meeting between the chief executive officer of Party A and members of the Axalta Board to further discuss the potential strategic transaction.

On March 20, 2025, representatives of Axalta submitted an initial, non-binding written indication of interest for the acquisition of Party C to Party C’s financial advisor, ascribing an enterprise value of $1.25 billion for Party C. From March 2025 through April 2025, Axalta and representatives of J.P. Morgan, Cravath and Axalta’s outside counsel in various jurisdictions conducted due diligence on Party C and negotiated drafts of a transaction agreement for the acquisition of Party C by Axalta. Later, on April 30, 2025, Axalta submitted an updated, non-binding written indication of interest for the acquisition of Party C, ascribing an enterprise value of $1.3 billion for Party C. Thereafter, representatives of Axalta and Party C discussed Axalta’s April 30, 2025 proposal, and Axalta ultimately determined that an acquisition of Party C was not currently actionable on the terms Party C was seeking.

On March 31, 2025, as a follow up to the March 17, 2025 discussion between Mr. Sachdev and the chair of Party A’s board of directors, the chief executive officer of Party A met with Mr. Sachdev and certain other members of the Axalta Board, during which the chief executive officer of Party A provided additional details about Party A’s growth strategy and how Party A believed its business could contribute to the growth of the combined company that would result from a merger between Axalta and Party A.

Also during March 2025 and through early May 2025, Mr. Poux-Guillaume and Mr. Villavarayan engaged in a series of communications to discuss Axalta’s and AkzoNobel’s respective willingness to reengage in discussions regarding a potential strategic transaction between Axalta and AkzoNobel.

On April 7, 2025, Mr. Sachdev and the chair of Party A’s board of directors had a call in which Mr. Sachdev informed the chair of Party A’s board of directors that, although Axalta did not wish to foreclose the possibility of a strategic transaction between Axalta and Party A, the potential strategic transaction between Axalta and Party A seemed challenging due to market conditions, including due to levels of resulting indebtedness and global macroeconomic conditions. Thereafter, members of Axalta management and Party A management met on several occasions in the course of April 2025 and May 2025 to further discuss the business of Party A and the potential benefits and rationale of a potential combination between Axalta and Party A, including potential synergies and the potential frameworks for such a combination.

During May 2025 and June 2025, Axalta and another global coatings company that we refer to as “Party E” held a number of discussions regarding the potential combination of their two businesses. Axalta ultimately determined that such a combination was not actionable in the near-term due to various governance constraints applicable to Party E.

During the first two weeks of May 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a series of calls during which they discussed potential terms of a strategic transaction between Axalta and AkzoNobel. Mr. Poux-Guillaume initially proposed structuring any such transaction as a merger with the following key terms: (i) an exchange ratio based on either the spot or thirty-day volume-weighted average price of each of Axalta’s and AkzoNobel’s share prices; (ii) the combined company would be an entity incorporated under the laws of the Netherlands with its sole tax residency in the Netherlands; and (iii) the combined company would have its sole headquarters in the Netherlands. After calls with Mr. Villavarayan during which Mr. Villavarayan and Mr. Poux-Guillaume debated the merits of structuring any such transaction in accordance with Mr. Poux-Guillaume’s proposals, Mr. Poux-Guillaume proposed the following updated and additional key terms for such a transaction: (i) the exchange ratio would be set such that Axalta shareholders would own 45% and AkzoNobel shareholders would own 55% of the combined company on a pro forma basis immediately after closing, with AkzoNobel shareholders receiving a special cash distribution prior to closing to achieve such pro forma ownership split (the “Pre-Completion Distribution”); (ii) one party would have the right to select the chair of the board of directors of the combined company and the other party would have the right to select the chief executive officer of the combined company; (iii) the combined company would have a two-tier board; (iv) the combined company would be an entity incorporated under the laws of the Netherlands with its sole tax residency in the Netherlands; (v) the combined company would have dual headquarters in the Netherlands and the United States; and (vi) the combined company would be dual listed on the New York Stock Exchange and Euronext Amsterdam at closing (the “AkzoNobel May 2025 Proposal”).

On May 16 and 17, 2025, Mr. Villavarayan and others from Axalta management met with the chief executive officer of Party A and others from Party A management to discuss the potential combination of Party A and Axalta. Such meeting included management presentations from both respective management teams, as well as a review of potential synergies.

On May 19, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to further discuss the AkzoNobel May 2025 Proposal. Among other things, Mr. Villavarayan conveyed Axalta’s positions that the combined company would need to have a one-tier board and should not have a foundation (stichting) with special governance rights, and that Axalta and AkzoNobel should continue to discuss domicile considerations for the combined company.

On May 22, 2025, members of Axalta management met with members of Party D management as part of a series of discussions regarding the potential acquisition of Party D by Axalta. Ultimately, Party D informed Axalta that an acquisition was not actionable in the near-term due to Axalta’s valuation of Party D and then-current market conditions.

On May 23, 2025, Mr. Sachdev and the chair of Party A’s board had a call to further discuss the potential combination of Axalta and Party A. Mr. Sachdev communicated that Axalta was not prepared to move forward with the contemplated strategic transaction with Party A due to challenging market conditions. In response, the chair of Party A’s board of directors verbally indicated to Mr. Sachdev that Party A was prepared to acquire Axalta, noting that Party A’s board of directors was supportive of pursuing such an acquisition. The chair of Party A’s board of directors verbally proposed that such an acquisition would be at a 15% premium to Axalta’s then-current stock price with the consideration consisting of 50% cash and 50% Party A stock (the “Party A May 2025 Proposal”).

On May 27, 2025, the Axalta Board, together with members of Axalta management, representatives of J.P. Morgan and Incentrum Group (referred to as “Incentrum”), financial advisor to Axalta, and representatives of Cravath, held a special meeting to discuss the AkzoNobel May 2025 Proposal and the Party A May 2025 Proposal. Discussion ensued regarding Axalta’s recent interactions with AkzoNobel and Party A, the potential terms of each such transaction and the respective potential value creation opportunities arising from each of the AkzoNobel May 2025 Proposal, the Party A May 2025 Proposal and the previously contemplated acquisition of Party A by Axalta. Mr. Villavarayan noted that a meeting between Messrs. Sachdev and Villavarayan and Messrs. Noteboom and Poux-Guillaume to further negotiate key terms contemplated by the AkzoNobel May 2025 Proposal was scheduled for May 29, 2025, and, following discussion, the Axalta Board directed Messrs. Sachdev and Villavarayan to proceed with the scheduled May 29, 2025 meeting with Messrs. Noteboom and Poux-Guillaume.

On May 29, 2025, Messrs. Sachdev and Villavarayan had a call with Messrs. Noteboom and Poux-Guillaume to discuss and negotiate the key terms contemplated by the AkzoNobel May 2025 Proposal. During this meeting, Messrs. Sachdev and Villavarayan proposed that the exchange ratio would be set such that Axalta shareholders would own 45% and AkzoNobel shareholders would own 55% of the combined company on a pro forma basis immediately after closing, with AkzoNobel shareholders receiving the Pre-Completion Distribution prior to closing to achieve such pro forma ownership split. Messrs. Sachdev and Villavarayan reiterated Axalta’s position that the combined company should have a one-tier board and no foundation (stichting) with special governance rights, and that the one-tier board should be composed of an equal number of legacy Axalta and AkzoNobel directors with additional independent directors jointly designated by Axalta and AkzoNobel. Messrs.

Sachdev and Villavarayan discussed the domicile of the combined company with Messrs. Noteboom and Poux-Guillaume, with Messrs. Sachdev and Villavarayan proposing that the combined company be domiciled in Ireland or, if the combined company was domiciled in the Netherlands, that it would have its sole headquarters in the United States.

On June 2, 2025, the chair of Party A’s board of directors delivered to the Axalta Board a non-binding proposal to acquire Axalta for $35.00 per Axalta common share, consisting of $15.00 in cash per Axalta common share and $20.00 in Party A’s common stock per Axalta common share (the “Party A June 2025 Proposal”). The Party A June 2025 Proposal noted that Party A expected to raise approximately $3 billion in additional debt and raise an additional $1.25 billion of equity financing in the form of convertible preferred equity in order to finance the cash component of the potential transaction.

On June 3 and 4, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, met for a regularly scheduled meeting and discussed, among other items, certain potential strategic alternatives available to Axalta. Mr. Villavarayan reviewed with the Axalta Board the status of the ongoing discussions with AkzoNobel regarding the AkzoNobel May 2025 Proposal and the terms of the Party A June 2025 Proposal. Axalta management then reviewed with the Axalta Board the respective potential value creation opportunities arising from each of Axalta’s current standalone plan, the potential acquisition by Axalta of Party C, the Party A June 2025 Proposal and the AkzoNobel May 2025 Proposal. Mr. Villavarayan and other members of Axalta management then reviewed with the Axalta Board an initial, high-level draft of Axalta’s strategic plan for 2027-2029 (the “2029 A-Plan”). Representatives of Cravath noted that the Axalta Board should consider Axalta’s potential strategic alternatives, including the AkzoNobel May 2025 Proposal and the Party A June 2025 Proposal, in light of the Board’s fiduciary duties under applicable law. Following discussion, the Axalta Board reaffirmed the Axalta Board’s support of Axalta management continuing to simultaneously pursue potential transactions with Party A and AkzoNobel.

On June 3, 2025, Mr. Sachdev and Mr. Noteboom had a call to further discuss the potential domicile and leadership of the combined company.

Following the Axalta Board meeting and through June 6, 2025, Mr. Villavarayan and Mr. Poux-Guillaume engaged in a series of communications to discuss proposed governance terms and domicile for the combined company during which Mr. Villavarayan noted Axalta’s proposal to domicile the combined company in Ireland and Mr. Poux-Guillaume indicated that AkzoNobel would not agree to domicile the combined company outside of the Netherlands but would agree to Axalta’s positions that the combined company have a one-tier board of directors and no foundation (stichting) with special governance rights.

Also on June 6, 2025, Mr. Villavarayan and the chief executive officer of Party A had a call to discuss the Party A June 2025 Proposal and, later on June 6, 2025, members of Party A management delivered a diligence request list to Axalta.

On June 7, 2025, Mr. Poux-Guillaume delivered certain materials to Mr. Villavarayan comparing domiciliation considerations between Ireland and the Netherlands and, in connection therewith, reiterated AkzoNobel’s proposal that the combined company be domiciled in the Netherlands. Mr. Villavarayan provided responsive materials to Mr. Poux-Guillaume outlining the benefits of domiciling the combined company in Ireland instead of the Netherlands, which materials and potential domicile were then discussed on a June 10, 2025 phone call between Mr. Villavarayan and Mr. Poux-Guillaume.

On June 11, 2025, Mr. Poux-Guillaume provided Mr. Villavarayan a draft of a non-binding “heads of terms” setting forth certain proposed key terms for a potential strategic transaction between Axalta and AkzoNobel (the “June 11, 2025 Heads of Terms”). Among other terms, the June 11, 2025 Heads of Terms reflected: (i) structuring the potential transaction as a merger of equals, with ownership of the combined company based on valuing AkzoNobel’s and Axalta’s respective contribution to the combined business at 63%

and 37%, respectively, of the combined business and AkzoNobel shareholders receiving the Pre-Completion Distribution to adjust the exchange ratio such that AkzoNobel shareholders and Axalta shareholders would own, respectively, 55% and 45% of the combined company on a pro forma basis immediately after closing; (ii) Axalta’s prior proposal of a one-tier board of directors with no foundation (stichting) with special governance rights; (iii) that such one-tier board of directors would initially be comprised of an equal number of Axalta and AkzoNobel representatives; (iv) domiciling the combined company in the Netherlands, but noting domicile in Ireland remained subject to ongoing consideration; (v) that the combined company would be dual-headquartered in the Netherlands and the United States, with its main headquarters in the Netherlands and its secondary headquarters in the United States; and (vi) that the chair of the board of directors of the combined company would be nominated by Axalta and the chief executive officer of the combined company would be nominated by AkzoNobel.

On June 12, 2025, representatives of Axalta opened a virtual data room to Party A and its representatives that included additional due diligence materials. Axalta continued to provide due diligence materials to Party A in response to Party A’s initial diligence request list and subsequent diligence requests, and held additional diligence calls and diligence sessions with Party A over the course of June 2025 and July 2025.

On June 12, 2025, after reviewing the June 11, 2025 Heads of Terms with Mr. Sachdev, members of Axalta management and representatives of J.P. Morgan and Cravath, Mr. Villavarayan had a call with Mr. Poux-Guillaume to discuss the June 11, 2025 Heads of Terms, including Axalta’s positions and proposed counterproposals on certain of the terms therein. Following the call, Mr. Villavarayan provided a revised draft of the non-binding “heads of terms” (the “June 12, 2025 Heads of Terms”) to Mr. Poux-Guillaume reflecting such discussion. Among other terms, the June 12, 2025 Heads of Terms reflected: (i) determining ownership of the combined company based on valuing AkzoNobel’s and Axalta’s respective contribution to the combined business based on a 30-day volume-weighted average price of their respective stock prices as of signing of definitive transaction documents, with AkzoNobel shareholders receiving the Pre-Completion Distribution to adjust the exchange ratio such that AkzoNobel shareholders and Axalta shareholders would own, respectively, 55% and 45% of the combined company on a pro forma basis immediately after closing; (ii) Axalta’s prior proposal of a one-tier board of directors with no foundation (stichting) with special governance rights, but updating AkzoNobel’s proposed board of directors composition such that the board of directors would initially be comprised of an equal number of Axalta and AkzoNobel representatives and either one or three jointly-designated independent directors; (iii) domiciling the combined company in Ireland but establishing its tax residency in the Netherlands; (iv) that the combined company would be dual-headquartered in the Netherlands and the United States, with no concept of main and secondary headquarters; and (v) that the chair of the board of directors of the combined company would be nominated by Axalta and the chief executive officer would be nominated by AkzoNobel, that the combined company would have a deputy chief executive officer that would also be nominated by Axalta and that the management team, including the chief financial officer, would be selected using a best athlete approach with an aim to achieve equal representation between Axalta and AkzoNobel.

On June 14, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to further discuss the June 12, 2025 Heads of Terms. Also on June 14, 2025, Mr. Sachdev and Mr. Noteboom had a call to discuss the June 12, 2025 Heads of Terms.

From June 16 to June 27, 2025, Mr. Villavarayan and Mr. Poux-Guillaume held a series of calls to further discuss the June 12, 2025 Heads of Terms. During these calls, Mr. Villavarayan and Mr. Poux-Guillaume continued to discuss the potential domicile and leadership of the combined company, and they spent significant time discussing the potential synergies that could result from a potential transaction between Axalta and AkzoNobel.

During the period from June 16 to June 27, 2025, members of Axalta management held a series of calls and meetings with members of AkzoNobel management, during which they spent significant time conducting diligence on potential synergy opportunities in connection with the potential transaction between Axalta and AkzoNobel.

On June 17, 2025, Mr. Tablin-Wolf and Ms. van Meer had a call to discuss the various regulatory analyses related to a merger of equals between Axalta and AkzoNobel. Following the call, representatives of Cravath and Nauta held a series of calls and meetings with representatives of De Brauw and Davis Polk, AkzoNobel’s legal advisors, to advance the regulatory analyses.

On June 21 and June 22, 2025, representatives of Cravath and De Brauw aligned on a mutual diligence request list on behalf of Axalta and AkzoNobel, respectively. Each party then began providing the other with materials responsive to such diligence request list via virtual data rooms over the course of late June 2025 to early August 2025.

On June 23, 2025, representatives of Cravath, Nauta, De Brauw and members of Axalta and AkzoNobel management had a call to discuss potential transaction structures to give effect to the potential Irish domicile and Dutch tax residency of the combined company.

On June 27, 2025, members of AkzoNobel management provided a revised draft of the non-binding “heads of terms” (the “June 27, 2025 Heads of Terms”) to members of Axalta management. Among other terms, the June 27, 2025 Heads of Terms reflected: (i) reverting to AkzoNobel’s position in the June 11, 2025 Heads of Terms with respect to (a) valuing AkzoNobel’s and Axalta’s contribution to the combined business and (b) domiciling the combined company in the Netherlands; (ii) agreeing to Axalta’s position in the June 12, 2025 Heads of Terms with respect to including either one or three jointly-designated independent directors; and (iii) that Axalta would have the option to select whether to nominate the chair of the board of directors or the chief executive officer of the combined company, with AkzoNobel having the right to nominate a person for whichever role Axalta did not select.

Later on June 27 and June 28, 2025, representatives of J.P. Morgan and Evercore had a series of calls with representatives of Morgan Stanley & Co. International plc (“Morgan Stanley”) seeking specificity on the proposed size and structure of the Pre-Completion Distribution contemplated by the June 27, 2025 Heads of Terms.

Also on June 28, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss the June 27, 2025 Heads of Terms.

On June 29, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, Evercore, Incentrum and Cravath, held a special meeting to discuss the status of Axalta’s potential transactions with each of AkzoNobel and Party A. Mr. Villavarayan reviewed with the Axalta Board the June 27, 2025 Heads of Terms and interactions with AkzoNobel and its representatives over the course of June 2025. Mr. Villavarayan also reviewed with the Axalta Board the status of the ongoing discussions with Party A. Members of Axalta management then reviewed with the Axalta Board the respective potential value creation opportunities arising from, among other items, Axalta’s current standalone plan, the potential acquisition by Axalta of Party C, the Party A June 2025 Proposal and the June 27, 2025 Heads of Terms. Carl Anderson, Axalta’s chief financial officer, then discussed Axalta’s anticipated governance rights in connection with the transactions contemplated by the June 27, 2025 Heads of Terms and the Party A June 2025 Proposal, respectively, noting that the June 27, 2025 Heads of Terms was expected to result in greater governance rights for Axalta than the Party A June 2025 Proposal. The representatives of J.P. Morgan, Evercore and Incentrum then left the meeting, following which Mr. Tablin-Wolf reviewed with the Axalta Board the preliminary regulatory analysis performed by Axalta’s and AkzoNobel’s respective legal advisors. Representatives of Cravath then noted that, consistent with discussions at prior Axalta Board meetings, the Axalta Board should consider Axalta’s potential strategic alternatives, including the June 27, 2025 Heads of Terms and the Party A June 2025 Proposal, in light of the Axalta Board’s fiduciary duties under applicable law. Representatives of Cravath also reviewed with the Axalta Board the relationship disclosure letters provided by each of J.P. Morgan and Evercore which were included in the meeting materials. Following discussion, the Axalta Board instructed Axalta management to continue to negotiate a strategic transaction with AkzoNobel on the basis of the June 27,

2025 Heads of Terms while simultaneously continuing to provide Party A additional diligence materials and negotiating with Party A to improve the terms of the Party A June 2025 Proposal.

On June 30, 2025, members of Axalta and AkzoNobel management had a call to discuss due diligence processes and, over the course of July 2025, Axalta and AkzoNobel, together with their respective legal, financial, accounting and other representatives, participated in a series of expert sessions to conduct reciprocal due diligence on the businesses of each of Axalta and AkzoNobel.

Also on June 30, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to further discuss the June 27, 2025 Heads of Terms during which Mr. Villavarayan and Mr. Poux-Guillaume agreed that the “heads of terms” would provide that: (i) the party nominating the chief executive officer of the combined company would also nominate the vice-chair of the board of directors of the combined company; (ii) the party nominating the chair of the board of directors of the combined company would also nominate the deputy chief executive officer of the combined company; and (iii) the deputy chief executive officer would provide integration and transaction support to the combined company after closing, and that the parties would progress to negotiating definitive documentation on the basis of the “heads of terms” as updated for the same (the “June 30, 2025 Heads of Terms”).

On July 2, 2025, members of Axalta management and AkzoNobel management and their respective legal advisors participated in a call to discuss key legal due diligence matters, including certain ongoing litigations and contingent liabilities of the respective parties, including the contingent liability described in AkzoNobel’s quarterly reports as the Project Ichthys litigation (the “Ichthys Litigation”). From this point until the merger agreement was executed, members of Axalta management and AkzoNobel management and their respective legal advisors (including Australian counsel to AkzoNobel and Gilbert + Tobin (“G + T”), Australian counsel to Axalta) participated in a series of calls and meetings to discuss and evaluate various diligence matters, including operational, financial, human resources, information technology and tax diligence and ongoing litigations and contingent liabilities of the respective parties, including the Ichthys Litigation.

On July 2 and July 3, 2025, members of Axalta management held a management presentation for representatives of Party A.

On July 4, 2025, as agreed between Mr. Villavarayan and Mr. Poux-Guillaume, representatives of De Brauw, on behalf of AkzoNobel, delivered an initial draft of the merger agreement to representatives of Cravath. The initial draft merger agreement provided for, among other items, reciprocal non-solicitation covenants with “fiduciary out” provisions allowing each of the Axalta Board and the AkzoNobel Boards to change their respective recommendation that Axalta shareholders or AkzoNobel shareholders, respectively, adopt the merger agreement either upon receipt of a superior proposal or if the failure to do so would be inconsistent with the directors’ fiduciary duties; no “force the vote” provisions; reciprocal termination fees, given Dutch practice, payable by Axalta and AkzoNobel of 1.0% of the equity value of Axalta or AkzoNobel, respectively, in the event the merger agreement was terminated by Axalta or AkzoNobel, respectively, to enter into an agreement providing for a superior proposal or in the event the other party terminated due to a change in, respectively, the Axalta Board’s or the AkzoNobel Boards’ recommendation of the transaction to Axalta shareholders or AkzoNobel shareholders, respectively; an obligation for the parties to use reasonable best efforts to obtain requisite regulatory approvals, subject to a limit on the parties’ regulatory efforts obligations for materially burdensome actions, noting that such standard for materially burdensome actions remained subject to ongoing discussions between Axalta’s and AkzoNobel’s respective representatives; no reverse termination fees; governance provisions aligned with the June 30, 2025 Heads of Terms, with the addition of supermajority protections requiring the approval of at least two-thirds of the non-executive directors to suspend or dismiss either the chief executive officer, the chief financial officer or other to-be-determined officers during a to-be-determined period of time after closing of the transaction; the Pre-Completion Distribution of a to-be-determined amount which would be reduced by the aggregate amount used by AkzoNobel to buy back its common shares during the period between signing and the closing of the proposed transaction but would not be reduced by the amount of any regular annual or interim dividends paid by AkzoNobel to its shareholders prior to closing; and a restriction, applicable only to Axalta, on effecting any share buybacks or making ordinary dividends during the period between signing and the closing of the proposed transaction.

From this point until the merger agreement was executed, the parties and their respective legal advisors exchanged revised drafts of the merger agreement and negotiated the terms of the merger agreement, including the amount of the termination fees, deal protection matters, governance matters and the basis for, and reductions to, the Pre-Completion Distribution. For information regarding the final terms of the merger agreement, see the section of this proxy statement/prospectus entitled “The Merger Agreement.” A copy of the merger agreement is attached as Annex A and Annex B to this proxy statement/prospectus.

On July 7, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss (i) the status of Axalta’s discussions with AkzoNobel and Party A, respectively, and (ii) Axalta management’s financial projections for Axalta on a standalone basis. Mr. Anderson reviewed the key assumptions with respect to Axalta management’s financial projections for Axalta on a standalone basis. Following discussion, the Axalta Board expressed its support for the financial projections and approved their use by Axalta’s financial advisors in their respective financial analyses in connection with the potential transactions with both AkzoNobel and Party A.

Later on July 7, 2025, Mr. Sachdev had a call with the chair of Party A’s board of directors in which the chair of Party A’s board of directors informed Mr. Sachdev that Party A was working to improve the terms of the Party A June 2025 Proposal.

On July 8, 2025, the chair of Party A’s board of directors delivered to the Axalta Board a non-binding proposal to acquire Axalta for $36.75 per Axalta common share, consisting of $15.00 in cash per Axalta common share and $21.75 per Axalta common share in the form of Party A’s common stock (the “Party A July 8 Proposal”). The Party A July 8 Proposal noted that Party A expected to raise approximately $4 billion in additional debt and raise an additional $1.25 billion of equity financing in the form of convertible preferred equity in order to finance the cash component of the potential transaction.

Also on July 8, 2025, members of Axalta management, Mr. Sachdev, AkzoNobel management and Mr. Noteboom, together with representatives from Evercore, J.P. Morgan and Morgan Stanley, met for reciprocal management presentations regarding the businesses of Axalta and AkzoNobel.

Also on July 8, 2025, Messrs. Sachdev and Villavarayan met with Messrs. Noteboom and Poux-Guillaume to discuss certain financial and governance terms reflected in AkzoNobel’s initial draft of the merger agreement. Among other things, Messrs. Sachdev and Villavarayan conveyed to Messrs. Noteboom and Poux-Guillaume Axalta’s position that the amount of the Pre-Completion Distribution should be reduced by (i) all dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution and (ii) all share buybacks by AkzoNobel during the period between signing and closing.

On July 9, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss (i) the status of Axalta’s discussions with Party A, including the Party A July 8 Proposal, and (ii) the status of Axalta’s discussions with AkzoNobel, including certain financial and governance terms reflected in AkzoNobel’s initial draft of the merger agreement and Axalta’s ongoing diligence in connection with the potential transaction. The Axalta Board noted their support for Mr. Villavarayan and Axalta management to continue to negotiate a potential transaction with AkzoNobel while simultaneously negotiating with Party A to improve the terms of its offer as compared to the Party A July 8 Proposal.

Later on July 9, 2025, Mr. Villavarayan had a call with the chief executive officer of Party A to inform the chief executive officer of Party A that Party A would need to improve the terms of the Party A July 8 Proposal for Axalta to continue to pursue a potential transaction with Party A.

On July 10, 2025, members of Axalta management and AkzoNobel management, together with representatives of each party’s financial advisors, met with rating agencies to discuss the expected pro forma credit rating of the combined company resulting from a potential transaction between Axalta and AkzoNobel.

On July 11, 2025, as agreed between Mr. Villavarayan and Mr. Poux-Guillaume, representatives of De Brauw, on behalf of AkzoNobel, delivered an initial draft of a governance term sheet to representatives of Cravath that set forth certain governance terms consistent with the June 30, 2025 Heads of Terms and further provided for, among other items, a board of directors for the combined company with nine or eleven members, with four directors designated by Axalta, four directors designated by AkzoNobel and either one or three non-executive directors jointly selected by Axalta and AkzoNobel; the chair of the board of directors of the combined company to have a casting vote in the event of a tie; the combined company board being a staggered board with initial terms of up to four years; Axalta selecting the combined company chief executive officer and the vice-chair of the board of directors of the combined company; AkzoNobel selecting the combined company deputy chief executive officer and the chair of the board of directors of the combined company; and Axalta and AkzoNobel selecting the initial executive committee of the combined company with an aim to achieve equal representation of legacy Axalta and AkzoNobel officers on the executive committee. The initial draft governance term sheet did not contain any supermajority protections applicable after the closing of the proposed transaction.

From this point until the merger agreement was executed, the parties and their respective legal advisors exchanged revised drafts of, and negotiated the terms set forth in, the governance term sheet, including the structure of the combined company’s board of directors and executive committee, applicable terms for directors and supermajority protections applicable after the closing of the proposed transaction. For information regarding the final terms of the governance term sheet, see the section of this proxy statement/prospectus entitled “The Merger Agreement.” A copy of the governance term sheet is included as Schedule 11 to the merger agreement attached as Annex A and Annex B to this proxy statement/prospectus.

On July 12, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss (i) the status of Axalta’s discussions with Party A and (ii) the status of Axalta’s discussions with AkzoNobel, including certain terms included in the initial draft of the merger agreement and governance term sheet on which the parties had yet to agree and Axalta’s ongoing diligence in connection with the potential transaction. Mr. Tablin-Wolf also reviewed with the Axalta Board the terms of the engagement letters with each of J.P. Morgan and Evercore that Axalta management proposed that Axalta enter into, subject to the Axalta Board’s approval. The Axalta Board was provided with copies of relationship disclosure letters provided by each of J.P. Morgan and Evercore as part of the meeting materials, which relationship disclosure letters were consistent with the relationship disclosure letters discussed during the Axalta Board’s June 29, 2025 meeting. The Axalta Board concluded that nothing disclosed in the relationship disclosure letters would affect either J.P. Morgan’s or Evercore’s ability to serve as Axalta’s financial advisors. Following discussion, the Axalta Board approved entering into each of the engagement letters, and Axalta executed each such engagement letter with J.P. Morgan and Evercore, respectively. J.P. Morgan and Evercore were selected as Axalta’s financial advisors based on, among other things, J.P. Morgan’s and Evercore’s respective qualifications, experience, reputations and familiarity with the transaction parties and the coatings industry. Following execution of their respective engagement letters, representatives of J.P. Morgan and Evercore joined the meeting and reviewed with the Axalta Board their respective preliminary and illustrative financial analyses of the potential merger of equals transaction with AkzoNobel.

Later on July 12, 2025, Mr. Villavarayan and Mr. Noteboom had a call to discuss various governance terms in the AkzoNobel merger agreement and governance term sheet.

Later on July 12, 2025, Mr. Villavarayan also met in person with the chief executive officer of Party A to discuss that Party A would need to improve the terms of its offer as compared to the Party A July 8 Proposal.

Also on July 12, 2025, representatives of Cravath and Nauta, on behalf of Axalta, delivered a revised draft of the merger agreement to representatives of De Brauw. The revised draft of the merger agreement provided for, among other items, the aggregate amount of the Pre-Completion Distribution to be reduced by all dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution and increased by Axalta share buybacks during the period between signing and closing, which share buybacks would be permitted, subject to a cap, during the period between signing and the record date for the Pre-Completion Distribution; and increased the reciprocal termination fees payable by Axalta and AkzoNobel to 4.0% of equity value of Axalta or AkzoNobel, respectively.

On July 13, 2025, representatives of Cravath and Nauta, on behalf of Axalta, delivered a revised draft of the governance term sheet to representatives of De Brauw and Davis Polk. The revised draft of the governance term sheet provided for, among other items, an eleven-director board of directors for the combined company, with four directors designated by Axalta, four directors designated by AkzoNobel and three non-executive directors jointly selected by Axalta and AkzoNobel; no casting vote for the chair of the board of directors of the combined company; the parties to further discuss AkzoNobel’s proposal that the combined company board be a staggered board with initial terms of up to four years, including related sunsetting provisions; the Axalta-selected initial chief executive officer to select the initial chief financial officer in consultation with the combined company’s board of directors and otherwise to select the initial executive committee with an aim to achieve an equal representation of legacy Axalta and AkzoNobel members on the executive committee. Axalta’s revised draft of the governance term sheet also added various supermajority protections that required certain actions of the combined company’s board of directors to be approved by at least 75% of the non-executive directors.

On July 14, 2025, the chair of Party A’s board of directors delivered to the Axalta Board a non-binding proposal to acquire Axalta for a combination of cash and common stock, consisting of one common share of Party A plus $13.50 in cash per Axalta common share (representing as of the close of trading on July 11, 2025 an implied purchase price of $38.18 per Axalta common share). Party A indicated that the cash portion of the consideration would be financed by approximately $4.4 billion in additional debt and an additional $750 million of equity financing in the form of convertible preferred equity (the “Party A July 14, 2025 Proposal”). As a result of the Party A July 14, 2025 Proposal, Party A shareholders would own approximately 50% of the combined company, Axalta shareholders would own approximately 45% of the combined company and the preferred equity investor would own approximately 5% of the combined company, in each case, on a pro forma basis immediately after closing. As part of the Party A July 14, 2025 Proposal, Party A indicated it would be willing to expand its board of directors to include up to three legacy Axalta directors and one director appointed by the preferred equity investor. In connection with the Party A July 14, 2025 Proposal, representatives of Party A, on behalf of Party A, delivered to representatives of Axalta (i) an initial draft of the Party A merger agreement reflecting the Party A July 14, 2025 Proposal and (ii) a non-binding term sheet from a potential preferred equity investor for a private investment in convertible preferred shares of Party A to fund, in part, the cash portion of the consideration payable to Axalta shareholders as contemplated by the Party A July 14, 2025 Proposal.

On July 14, 2025, representatives of Cravath and Nauta and representatives of De Brauw and Davis Polk had a call to discuss Cravath’s July 12, 2025 draft of the merger agreement and Cravath’s July 13, 2025 draft of the governance term sheet related to the potential merger of equals between Axalta and AkzoNobel. Among other items, representatives of Cravath and Nauta and representatives of De Brauw and Davis Polk discussed deal protection mechanisms under Dutch law and Bermuda law.

Later on July 15, 2025, Mr. Villavarayan and Mr. Noteboom had a call to discuss certain outstanding governance items set forth in the merger agreement and governance term sheet. Among other items, they deliberated on AkzoNobel’s proposal that the board of the combined company would have an approval right over the composition of the executive committee of the combined company and that AkzoNobel would select the chief financial officer of the combined company.

Also on July 15, 2025, Mr. Tablin-Wolf and the general counsel of Party A engaged in a series of communications to align on priority due diligence items in connection with the Party A July 14, 2025 Proposal. Later on July 15, 2025, representatives of Cravath and representatives of Party A’s outside legal advisor also had a call to discuss the scope of such priority due diligence items.

On July 16, 2025, representatives of De Brauw, on behalf of AkzoNobel, delivered a revised draft of the merger agreement to representatives of Cravath and Nauta. The revised draft of the merger agreement provided for, among other items, the aggregate amount of the Pre-Completion Distribution not to be reduced by any dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution; €150,000,000 reciprocal termination fees; and Axalta selecting the chief executive officer of the combined company and AkzoNobel selecting the chair of the board of directors of the combined company.

On July 16, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss the status of Axalta’s discussions with Party A and AkzoNobel, including the Party A July 14, 2025 Proposal, certain financial, diligence and governance items related to the potential transaction between Axalta and AkzoNobel that remained unresolved and the potential value creation opportunities for Axalta from the respective potential transactions relative to Axalta’s standalone plan. Following discussion, the Axalta Board expressed support for increasing Axalta management’s and Axalta’s representatives’ engagement with Party A on the basis of the Party A July 14, 2025 Proposal, and directed Axalta management to continue to negotiate both the Party A July 14, 2025 Proposal and the potential transaction with AkzoNobel. At the end of the special meeting, the Axalta Board entered executive session to further discuss the matters raised during the meeting. Following initial discussions, Mr. Villavarayan left the meeting and representatives of Cravath discussed with the Axalta Board the change in control payments that could be triggered for certain members of Axalta management in connection with the potential transactions with Party A and AkzoNobel, respectively.

On July 17, 2025, Mr. Sachdev had a call with Mr. Noteboom during which Mr. Sachdev discussed various governance items that remained unresolved, including AkzoNobel’s proposal that the board of the combined company would have an approval right over the composition of the executive committee of the combined company and that the AkzoNobel Supervisory Board would select the chief financial officer (in addition to nominating the deputy chief executive officer and the chair of the board of directors of the combined company). Mr. Sachdev then presented a potential alternative framework that Messrs. Sachdev and Villavarayan had previously discussed with the Axalta Board as part of the Axalta Board’s discussion of governance matters for consideration if such governance items remained unresolved in which Axalta would select the chair of the board of directors, the deputy chief executive officer and the chief financial officer of the combined company and AkzoNobel would select the vice-chair of the board of directors and the chief executive officer of the combined company.

Also on July 17, 2025, Messrs. Sachdev and Villavarayan held a call with the chair of Party A’s board of directors and the chief executive officer of Party A to further discuss the Party A July 14, 2025 Proposal. During this call, the chair of Party A’s board and the chief executive officer of Party A informed Messrs. Sachdev and Villavarayan that Party A would need longer than originally communicated to Axalta to evaluate the potential transaction contemplated by the Party A July 14, 2025 Proposal.

Later on July 17, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss the status of Axalta’s discussions with Party A and AkzoNobel. Messrs. Sachdev and Villavarayan reviewed with the Axalta Board the conversation they had with the chair of Party A’s board of directors and the chief executive officer of Party A. Messrs. Villavarayan and Anderson then provided an update on the status of Axalta’s discussions with AkzoNobel, in particular regarding potentially agreeing to update the governance terms such that Axalta selected the chair of the board of directors, the deputy chief executive officer and the chief financial officer of the combined company and AkzoNobel selected the vice-chair of the board of directors and the chief executive officer of the combined company as a result of AkzoNobel’s position that, otherwise, the board of directors of the combined company would have an approval right over the composition of the executive committee of the combined company and that AkzoNobel would select the chief financial officer. The Axalta Board noted their disappointment regarding Party A’s newly communicated timeline and expressed support for Axalta management to continue negotiations with AkzoNobel on open governance points.

On July 18, 2025, Mr. Sachdev and Mr. Noteboom had a call in which they discussed various governance matters relating to the potential transaction between Axalta and AkzoNobel.

On July 19, 2025, members of Axalta management and Party A management met in person to further discuss the Party A July 14, 2025 Proposal and, given the stock consideration contemplated by the Party A July 14, 2025 Proposal, for Party A management to provide a management presentation to Axalta management with respect to Party A’s business and Party A management’s plans to grow the combined company.

On July 22, 2025, representatives of Cravath and Nauta, on behalf of Axalta, delivered a revised draft of the merger agreement to representatives of De Brauw. The revised draft of the merger agreement provided for, among other items, the aggregate amount of the Pre-Completion Distribution to be reduced by all dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution; an initial outside date of 18 months after signing with an automatic six-month extension to the date that is 24 months after signing if certain closing conditions have not been satisfied; and, subject to Axalta and AkzoNobel agreeing to acceptable terms in the governance term sheet (including Axalta selecting the deputy chief executive officer and chief financial officer of the combined company), Axalta selecting the chair of the board of directors of the combined company and AkzoNobel selecting the vice-chair of the board of directors and the chief executive officer of the combined company.

On July 23, 2025, following a discussion between Mr. Villavarayan and Mr. Sachdev with the chair of the board of directors and the chief executive officer of Party A, representatives of Party A delivered a letter to representatives of Axalta to inform Axalta that Party A could not move forward with a potential acquisition of Axalta on the terms set forth in the Party A July 14, 2025 Proposal, indicating that then-current market conditions did not support pursuing such a transaction. Thereafter, representatives of Axalta delivered to Party A a customary “return or destroy” letter and terminated Party A’s access to previously provided diligence materials. Upon receipt of Axalta’s “return or destroy” letter, representatives of Party A delivered a customary “return or destroy” letter to representatives of Axalta and terminated Axalta’s access to previously provided diligence materials.

On July 25, 2025, representatives of Cravath and Nauta held a call with representatives of De Brauw and Davis Polk to discuss Cravath’s July 22, 2025 draft of the merger agreement. From this point until the merger agreement was executed, representatives of J.P. Morgan and Evercore continued to have calls with representatives of Morgan Stanley to discuss the financial terms of the potential transaction.

On July 29, 2025, representatives of De Brauw, on behalf of AkzoNobel, delivered a revised draft of the merger agreement to representatives of Cravath and Nauta. The revised draft of the merger agreement provided for, among other items, the aggregate amount of the Pre-Completion Distribution not to be reduced by dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution.

On July 30, 2025, representatives of De Brauw, on behalf of AkzoNobel, delivered a revised draft of the governance term sheet to representatives of Cravath. The revised draft of the governance term sheet provided for, among other items, the affirmative vote of at least 75% of the directors of the combined company’s board of directors to change the domicile of the combined company indefinitely after closing; Axalta to select the chair of the board of directors of the combined company and AkzoNobel to select the vice-chair of the board of directors and the chief executive officer of the combined company, as contemplated by the July 22, 2025 and July 29, 2025 drafts of the merger agreement; Axalta to select the deputy chief executive officer and the chief financial officer of the combined company; and if the chief executive officer ceased to be the chief executive officer and a director of the combined company for any reason during the first three years after closing, the remaining AkzoNobel-designated directors on the combined company’s board of directors to select the replacement chief executive officer.

Also on July 30, 2025, representatives of Cravath, on behalf of Axalta, delivered to representatives of De Brauw and Davis Polk a rider to the draft merger agreement in connection with each party’s regulatory efforts obligations under the merger agreement. From this point until the merger agreement was executed, the parties and their respective legal advisors exchanged revised drafts of the regulatory efforts rider and negotiated the parties’ regulatory efforts obligations under the merger agreement. For information regarding the final terms of the regulatory efforts obligations, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Efforts to Complete the Merger.”

On August 1, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss certain governance terms pursuant to the merger agreement and governance term sheet, including AkzoNobel’s proposal in its July 30, 2025 draft of the governance term sheet that if the chief executive officer ceased to be the chief executive officer and a director of the combined company for any reason during the first three years after closing, then the remaining AkzoNobel-designated directors on the combined company’s board of directors would select the replacement chief executive officer.

On August 3, 2025, representatives of Cravath and Nauta held a call with representatives of De Brauw and Davis Polk to discuss De Brauw’s July 30, 2025 draft of the governance term sheet and Axalta’s proposed response to such draft, including having any staggered board sunset four years after closing and, during a limited period of time after closing, (i) having changes to the domicile of the combined company require the approval of a supermajority of the non-executive directors on the board of directors of the combined company and (ii) having any replacement chief executive officer of the combined company be nominated by the remaining legacy AkzoNobel directors and approved by a supermajority of the non-executive directors on the board of directors of the combined company. On August 5, 2025, representatives of Cravath, on behalf of Axalta, delivered a revised draft of the governance term sheet to representatives of De Brauw and Davis Polk reflecting the Axalta positions that were previewed by representatives of Cravath and Nauta to representatives of De Brauw and Davis Polk on the August 3, 2025 call.

In late July 2025 and early August 2025, representatives of Cravath and members of Axalta management sought from AkzoNobel and its representatives additional diligence information with respect to the Ichthys Litigation. On August 7, 2025, members of AkzoNobel management informed members of Axalta management that AkzoNobel was pausing discussions regarding the potential transaction to allow more time for AkzoNobel to continue to consider various due diligence issues in relation to contingent liabilities and the ongoing Ichthys Litigation. AkzoNobel management expressed that it would like to resume the discussions in the future. Mr. Villavarayan and Mr. Poux-Guillaume and Mr. Sachdev and Mr. Noteboom, respectively, discussed the same later that day.

On September 15, 2025, Mr. Villavarayan met with the chief executive officer of another global coatings company that we refer to as “Party F” to discuss a number of topics, including the possibility of a potential strategic transaction between Axalta and Party F. Mr. Villavarayan and the chief executive officer of Party F discussed a follow-up call to explore potential next steps but ultimately such call did not occur.

On September 19, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss restarting discussions regarding a potential transaction between Axalta and AkzoNobel. Mr. Poux-Guillaume indicated that AkzoNobel believed it was prudent to restart discussions regarding the potential transaction with Axalta only after AkzoNobel reported its results for the third quarter of 2025.

On September 30 and October 1, 2025, the Axalta Board, together with members of Axalta management, met for a regularly scheduled meeting and discussed, among other items, Axalta’s ongoing review of certain potential strategic alternatives available to Axalta, including, among other items, the potential transaction with AkzoNobel, which remained subject to AkzoNobel reengaging with Axalta and the parties negotiating reasonably satisfactory terms with respect thereto, the potential acquisition of Party D, a potential transaction with Party F and Axalta’s standalone plan.

During the first half of October 2025, Mr. Villavarayan and Mr. Poux-Guillaume had multiple calls to discuss the potential to resume discussions among Axalta, AkzoNobel and their respective representatives with respect to the potential transaction between Axalta and AkzoNobel.

On October 22, 2025, AkzoNobel released its results for the third quarter and recognized a provision in connection with the Ichthys Litigation on its September 30, 2025 balance sheet. Also on October 22, 2025, Axalta and AkzoNobel entered into a new non-disclosure agreement to facilitate the sharing of certain additional diligence information with Axalta and its advisors. This non-disclosure agreement did not contain a standstill provision.

On October 25, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss the status of the transaction, including open items that would be required to get to a signing and announcement in mid-to-late November 2025.

On October 29, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss the process for resuming discussions regarding the potential transaction between Axalta and AkzoNobel and addressing unresolved terms in the merger agreement and governance term sheet.

Later on October 29, 2025, Mr. Anderson and Maarten de Vries, AkzoNobel’s chief financial officer, had a call to discuss certain financial terms in the merger agreement, including the amount of the Pre-Completion Distribution, whether AkzoNobel dividends should reduce the amount of the Pre-Completion Distribution and the expected pro forma credit rating of the combined company. During this call, Mr. Anderson proposed, and Mr. de Vries agreed, that it was in the interests of both parties that neither party should conduct share buybacks during the period between signing and closing of any potential transaction.

On October 31, 2025, as agreed between representatives of Cravath and De Brauw, representatives of De Brauw, on behalf of AkzoNobel, delivered revised drafts of the merger agreement and the governance term sheet to representatives of Cravath. The revised draft of the merger agreement provided for, among other items, no reductions to the aggregate amount of the Pre-Completion Distribution for any dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution; a prohibition against each of Axalta and AkzoNobel performing share buybacks during the period between signing and closing; certain revisions to the regulatory efforts standard and limits with respect thereto; a second automatic six-month extension of the outside date to the date that is 30 months after signing if certain closing conditions were not satisfied; and revisions to various provisions with respect to compensation matters. The revised draft of the governance term sheet provided for, among other items, each of the initial directors of the combined company’s board of directors serving three-year terms, with the potential implementation of a staggered board after such period to be discussed by the combined company’s board of directors following closing; and the affirmative vote of at least 75% of the non-executive directors of the combined company board to change the domicile of the combined company indefinitely after closing.

Later on October 31, 2025, representatives of J.P. Morgan and Evercore had a call with representatives of Morgan Stanley to discuss certain financial terms in the merger agreement, including the size of the Pre-Completion Distribution. During the call, representatives of Morgan Stanley conveyed AkzoNobel’s position that, for the combined company to achieve the credit profile desired by AkzoNobel, the exchange ratio would need to be set such that Axalta shareholders would own 42.5% and AkzoNobel shareholders would own 57.5% of the combined company on a pro forma basis immediately after closing (requiring a smaller Pre-Completion Distribution).

On November 3, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss, among other items, the pro forma ownership split of the combined company between Axalta shareholders and AkzoNobel shareholders. During the call, Mr. Poux-Guillaume confirmed that AkzoNobel’s position was that the exchange ratio should be set such that Axalta shareholders would own 42.5% and AkzoNobel shareholders would own 57.5% of the combined company on a pro forma basis immediately after closing to reduce the Pre-Completion Distribution (the “AkzoNobel November 3, 2025 Proposal”). Mr. Villavarayan made clear that Axalta was only willing to proceed with an exchange ratio such that Axalta shareholders would own 45% and AkzoNobel shareholders would own 55% of the combined company on a pro forma basis immediately after closing.

Also on November 3, 2025, representatives of Cravath, Nauta, De Brauw and Davis Polk had a call to discuss De Brauw’s October 31, 2025 draft of the governance term sheet.

On November 4, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, Evercore, Cravath and G + T, held a special meeting of the Axalta Board. At the beginning of the meeting, prior to representatives of J.P. Morgan and Evercore joining the meeting, the Axalta Board, together with members of Axalta management and representatives of Cravath and G + T discussed the Ichthys Litigation, including diligence conducted with respect thereto and various hypothetical scenarios regarding the outcome thereof. During this portion of the meeting, management also provided an overview of updated relationship disclosure letters from each of J.P. Morgan and Evercore which were included in the meeting materials, both of which were consistent with the prior versions of the relationship disclosure letters reviewed by the Axalta Board during the June 29, 2025 Axalta Board meeting. Representatives of J.P. Morgan and Evercore then joined the meeting, after which the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, Evercore and Cravath discussed, among other items, (i) AkzoNobel’s October 31, 2025 draft of the governance term sheet and (ii) AkzoNobel’s October 31, 2025 draft of the merger agreement, including in connection therewith the composition of the debt financing that AkzoNobel would need to obtain to fund the Pre-Completion Distribution necessary to adjust the exchange ratio such that AkzoNobel shareholders and Axalta shareholders would own, respectively, 55% and 45% of the combined company on a pro forma basis immediately after closing while positioning the combined company to have an investment grade credit rating.

On November 6, 2025, Mr. Villavarayan and Mr. Poux-Guillaume had a call to discuss certain unresolved terms in the merger agreement and governance term sheet, including the length of directorship terms for the combined company’s board of directors, the post-closing supermajority vote to change the domicile of the combined company, the initial composition of the combined company’s executive committee and the outside date under the merger agreement. Mr. Villavarayan and Mr. Poux-Guillaume also discussed certain financial terms related to the AkzoNobel November 3, 2025 Proposal.

On November 7, 2025, representatives of Cravath and Nauta, on behalf of Axalta, delivered revised drafts of the merger agreement and the governance term sheet to representatives of De Brauw and Davis Polk (the “November 7, 2025 Proposal”). The revised draft of the merger agreement provided for, among other items, a Pre-Completion Distribution in the amount of €2,500,000,000 minus the aggregate amount of all dividends paid by AkzoNobel to its shareholders with record dates between signing and the record date for the Pre-Completion Distribution; certain revisions to the regulatory efforts standard and limits with respect thereto; removal of the second six-month automatic extension of the outside date, maintaining an outside date of up to 24 months after signing as set forth in Cravath’s July 22, 2025 draft of the merger agreement; and revisions to various provisions with respect to compensation matters. Representatives of Cravath and Nauta informed representatives of De Brauw that the revised merger agreement was being delivered under the assumption that AkzoNobel shareholders and Axalta shareholders would own, respectively, 55% and 45% of the combined company on a pro forma basis immediately after closing. The revised draft of the governance term sheet provided for, among other items, each of the initial directors of the combined company’s board of directors serving three-year terms, after which all directors would be elected annually, and the affirmative vote of at least 75% of the non-executive directors of the combined company board to change the domicile of the combined company indefinitely after closing.

On November 9, 2025, Messrs. Sachdev and Villavarayan and Messrs. Noteboom and Poux-Guillaume had a call to discuss the November 7, 2025 Proposal and, among other items, the length of directorship terms for the combined company’s board of directors, the post-closing supermajority vote to change the domicile of the combined company, the initial composition of the combined company’s executive committee and the outside date under the merger agreement. During the call, Messrs. Sachdev and Villavarayan and Messrs. Noteboom and Poux-Guillaume agreed, subject to approval of their respective boards, that the combined company’s directors would all serve an initial three-year term, after which the legacy Axalta and AkzoNobel directors would be nominated for an additional two-year term and the jointly-designated non-executive directors would be nominated for one-year terms such that, after the expiration of the legacy Axalta and AkzoNobel directors’ additional two-year term, all directors of the combined company’s board of directors would be elected annually.

On November 10, 2025, representatives of De Brauw, on behalf of AkzoNobel, delivered an initial draft of the stichting support agreement to representatives of Cravath and Nauta. From this point until the stichting support agreement was executed, the parties and their respective legal advisors exchanged revised drafts of the stichting support agreement and negotiated the terms of the stichting support agreement. For information regarding the final terms of the stichting support agreement, see the section of this proxy statement/prospectus entitled “Stichting Support Agreement.” A copy of the stichting support agreement is included as Annex G to this proxy statement/prospectus.

On November 11, 2025, the Axalta Board, together with members of Axalta management and representatives of Cravath, held a special meeting to discuss, among other items, (i) the November 7, 2025 Proposal, the subsequent discussions Messrs. Sachdev and Villavarayan had with Messrs. Noteboom and Poux-Guillaume and the discussions representatives of J.P. Morgan and Evercore had with representatives of Morgan Stanley regarding the parties’ respective shareholders’ ownership of the combined company on a pro forma basis immediately after closing, (ii) the Ichthys Litigation, including various hypothetical scenarios regarding the outcome thereof, (iii) the regulatory approvals analysis and the regulatory efforts provisions under the merger agreement and (iv) Axalta management’s revised proposed plan for Axalta on a standalone basis (the “Axalta Financial Projections”), including a discussion of incremental updates to the Axalta Financial Projections from the financial projections previously reviewed by the Axalta Board during the Axalta Board’s July 7, 2025 meeting and the assumptions underlying the same. Following discussion of the Axalta Financial Projections, the Axalta Board expressed its support for the Axalta Financial Projections and approved their use by Axalta’s financial advisors in their respective financial analyses in connection with the potential transaction with AkzoNobel, as further described in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information—Axalta Financial Projections.” In connection with the discussion of the Ichthys Litigation, Axalta management and representatives of Cravath discussed with the Axalta Board the inherent uncertainty of the litigation, the various ways and timelines for a judgment or potential resolution and the €500 million insurance coverage disclosed in AkzoNobel’s quarterly report for the third quarter of 2025. Axalta management detailed a conservative assumption that AkzoNobel would have liability in connection with the Ichthys Litigation and that the amount of such liability would have a net present value of $1.2 billion (the “Ichthys Assumption”). The Axalta Board then expressed its support for the Ichthys Assumption and approved its use by Axalta’s financial advisors in their respective financial analyses in connection with the potential transaction with AkzoNobel. Following such discussions, representatives of J.P. Morgan and Evercore joined the special meeting of the Axalta Board and, together with Axalta management, reviewed with the Axalta Board a preliminary and illustrative analysis of the intrinsic value creation for Axalta shareholders provided by the potential transaction.

On November 11 and through November 17, 2025, representatives of Cravath, Nauta, De Brauw and Davis Polk, on behalf of Axalta and AkzoNobel, respectively, continued to exchange drafts of the merger agreement and governance term sheet and participated in various calls to discuss outstanding terms of the merger agreement, governance term sheet and related matters.

On November 14, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, Evercore, Cravath, Nauta and Walkers (Bermuda) Limited (“Walkers”), Bermuda counsel to Axalta, held a special meeting to discuss the status of the ongoing discussions with AkzoNobel regarding the potential transaction between the parties. Representatives of Cravath discussed the fiduciary duties of the Axalta Board with respect to the evaluation of the potential transaction with AkzoNobel, as well as the standard of review under Bermuda law anticipated to be applied to the Axalta Board’s evaluation of the potential transaction with AkzoNobel. Representatives of Cravath then summarized the key terms of the merger agreement for the potential transaction with AkzoNobel and discussed with and answered questions from the Axalta Board regarding the key outstanding terms that continued to be negotiated, including AkzoNobel’s position that Axalta’s shareholders would own 42.5% (instead of 45%) of the combined company on a pro forma basis immediately after closing, the terms of the debt financing commitment to be used to finance the Pre-Completion Distribution, closing conditionality regarding the payment of the Pre-Completion Distribution and certain regulatory and compensation considerations. Representatives of Evercore and J.P. Morgan then presented preliminary and illustrative analyses of the potential transaction on the basis of Axalta shareholders owning 45% of the combined company on a pro forma basis immediately after closing, including as compared to Axalta management’s standalone plan, and the Axalta Board asked questions regarding such analyses and engaged in discussion. Following a discussion, the Axalta Board determined and directed Axalta management to resolve the remaining outstanding terms regarding the Pre-Completion Distribution in a manner that permitted Axalta shareholders to own 45% of the combined company on a pro forma basis immediately after closing while also supporting the parties’ desired credit profile for the combined company and to resolve the regulatory and compensation considerations on acceptable terms and, with respect to the regulatory considerations, with the objective of increasing closing certainty.

On November 14, 2025, following the various discussions between Mr. Villavarayan and Mr. Poux-Guillaume, Mr. Poux-Guillaume confirmed that AkzoNobel had agreed to Axalta’s position that the exchange ratio would be set such that Axalta shareholders would own 45% and AkzoNobel shareholders would own 55% of the combined company on a pro forma basis immediately after closing. On November 15, 2025, representatives of J.P. Morgan, Evercore, Cravath, Morgan Stanley and Davis Polk held a call in which they determined that the exchange ratio to achieve pro forma ownership of the combined company such that Axalta shareholders would own 45% and AkzoNobel shareholders would own 55% of the combined company on a pro forma basis immediately after closing was 0.6539 AkzoNobel ordinary shares per Axalta common share (the “Exchange Ratio”).

Also on November 14 and through November 17, 2025, representatives of Axalta and AkzoNobel and representatives of Cravath, Nauta, De Brauw and Davis Polk continued to discuss and finalize the terms in the merger agreement with respect to the debt financing commitment to be used to finance the Pre-Completion Distribution, closing conditionality regarding the payment of the Pre-Completion Distribution and certain regulatory and compensation considerations.

On November 17, 2025, the Axalta Board, together with members of Axalta management and representatives of J.P. Morgan, Evercore, Cravath, Nauta and Walkers held a special meeting to discuss the proposed final terms of the potential transaction with AkzoNobel. Mr. Villavarayan noted to the Axalta Board that, per the Axalta Board’s instructions at its November 14, 2025 meeting, Mr. Villavarayan and members of Axalta management had resolved all open points discussed during such meeting. Mr. Villavarayan also noted that, subject to the Axalta Board’s approval, representatives of Axalta and AkzoNobel had agreed to set the exchange ratio pursuant to which Axalta would merge with AkzoNobel at the Exchange Ratio and that the supervisory board of AkzoNobel had agreed earlier during the day on November 17, 2025 to proceed with the potential transaction on the basis of the Exchange Ratio and the other agreed terms in the merger agreement. Thereafter, a representative of Cravath discussed the fiduciary duties of the Axalta Board with respect to the evaluation of the potential transaction with AkzoNobel, as well as the standard of review under Bermuda law anticipated to be applied to the Axalta Board’s evaluation of the potential transaction with AkzoNobel and summarized the proposed final terms of the merger agreement and the stichting support agreement. Thereafter, (a) representatives of J.P. Morgan rendered J.P. Morgan’s oral opinion, which was subsequently confirmed by delivery of a written opinion, dated November 17, 2025, to the Axalta Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Exchange Ratio in the proposed transaction was fair, from a financial point of view, to the holders of Axalta’s common shares, as more fully described below under the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Opinions of Axalta’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” and (b) representatives of Evercore presented their financial analysis and rendered to the Axalta Board Evercore’s oral opinion, subsequently confirmed by delivery of a written opinion, dated November 17, 2025, that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Exchange Ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Axalta’s common shares (other than holders of Excluded Shares), as more fully described below under the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Opinions of Axalta’s Financial Advisors—Opinion of Evercore Group L.L.C.” The Axalta Board then discussed the same. The Axalta Board then entered executive session to further discuss the same. Mr. Villavarayan then left the executive session while the rest of the Axalta Board continued to discuss certain compensation matters for Axalta management related to the proposed transaction with AkzoNobel. Mr. Villavarayan then rejoined the executive session and, after the discussion, in consideration of a variety of factors, including those discussed in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Recommendation of the Axalta Board and Its Reasons for the Transaction,” the Axalta Board resolved to proceed with the proposed transaction with AkzoNobel and unanimously (i) resolved to approve the merger agreement, (ii) determined that the transactions contemplated by the merger agreement, including the merger, are in the best interest of Axalta and its shareholders, (iii) determined that the merger consideration constitutes fair value for the Axalta common shares in accordance with the Bermuda Companies Act, (iv) recommended that the shareholders of Axalta adopt the merger agreement and (v) directed that the merger agreement and the transactions contemplated thereby be submitted to the Axalta shareholders entitled to vote for adoption.

On November 18, 2025, representatives of Axalta and AkzoNobel executed the merger agreement and, later on November 18, 2025, Axalta and AkzoNobel issued a joint press release announcing the transaction.

On April 16, 2026, Mr. Villavarayan and Mr. Poux-Guillaume held a call during which Mr. Poux-Guillaume notified Mr. Villavarayan that, earlier that day, the AkzoNobel Boards received an unsolicited, indicative joint proposal from Nippon Paint Holdings Co., Ltd (“Nippon Paint”) and The Sherwin-Williams Company (“Sherwin-Williams”) (the “joint proposal”) to acquire 100% of the issued and outstanding ordinary shares of AkzoNobel for €70.50 (excluding regular annual and interim dividends) per share payable in cash.

On April 21, 2026, Mr. Poux-Guillaume notified Mr. Villavarayan that, earlier that day, the AkzoNobel Boards held a meeting, during which the AkzoNobel Boards, together with their respective financial and legal advisors, carefully reviewed and considered the joint proposal in line with their fiduciary duties and the terms of the merger agreement and, taking into account the long-term interests of all stakeholders of AkzoNobel (including its shareholders), subsequently unanimously determined that the joint proposal did not come close to potentially qualifying as a superior proposal under the merger agreement, considering a variety of aspects of the joint proposal, including, but not limited to: value, deal certainty (such as conditionality of the joint proposal, execution risks and timing considerations) and relevant stakeholder interests. Mr. Poux-Guillaume notified Mr. Villavarayan that the AkzoNobel Boards therefore unanimously concluded to reject the joint proposal and unanimously continued to recommend the merger between AkzoNobel and Axalta, and that such positions would be communicated to representatives of Nippon Paint and Sherwin-Williams on April 22, 2026.

On April 29, 2026, Mr. Poux-Guillaume notified Mr. Villavarayan that, earlier that day, the AkzoNobel Boards received a revised joint proposal from representatives of Nippon Paint and Sherwin-Williams (the “revised joint proposal”), pursuant to which Nippon Paint and Sherwin-Williams increased their offer to acquire 100% of the issued and outstanding ordinary shares of AkzoNobel to €73.00 per share (excluding regular annual and interim dividends) payable in cash.

On May 1, 2026, Mr. Poux-Guillaume notified Mr. Villavarayan that, on April 30, 2026, the AkzoNobel Boards held a meeting, during which the AkzoNobel Boards, together with their respective financial and legal advisors, carefully reviewed and considered the revised joint proposal in line with their fiduciary duties and the terms of the merger agreement and, taking into account the long-term interests of all stakeholders of AkzoNobel (including its shareholders), subsequently unanimously determined that the revised joint proposal did not qualify, nor was it reasonably expected to qualify, as an AkzoNobel superior proposal under the merger agreement, considering a variety of aspects of the joint proposal, including, but not limited to: the offer price (which the AkzoNobel Boards determined did not come close to adequately reflecting AkzoNobel’s value, taking into account the benefits of the merger between AkzoNobel and Axalta), deal certainty (such as conditionality of the joint proposal, execution risks and timing considerations) and relevant stakeholder interests. Mr. Poux-Guillaume notified Mr. Villavarayan that the AkzoNobel Boards therefore unanimously concluded to reject the revised joint proposal and unanimously continued to recommend the merger between AkzoNobel and Axalta, and that such positions were communicated to representatives of Nippon Paint and Sherwin-Williams on May 1, 2026.

On May 27, 2026, representatives of Axalta and AkzoNobel executed the merger agreement amendment, a copy of which is attached as Annex B to this proxy statement/prospectus.

Also on May 27, 2026, AkzoNobel issued a press release that it had received and rejected the joint proposal and the revised joint proposal. Nippon Paint and Sherwin-Williams subsequently issued a joint press release acknowledging AkzoNobel’s press release and confirming Nippon Paint and Sherwin-Williams had submitted the joint proposal and the revised joint proposal.

On June 3, 2026, Nippon Paint and Sherwin-Williams issued a joint press release that they had decided to end their efforts to jointly acquire AkzoNobel. AkzoNobel subsequently issued a press release acknowledging Nippon Paint’s and Sherwin-Williams’s joint press release and noting that the AkzoNobel Boards unanimously continue to recommend the merger between AkzoNobel and Axalta.

Recommendation of the Axalta Board and Its Reasons for the Transaction

The Axalta Board, at a meeting held on November 17, 2025, unanimously (i) resolved to approve the merger agreement, (ii) determined that the transactions contemplated by the merger agreement, including the merger, are in the best interest of Axalta and the Axalta shareholders, (iii) determined that the merger consideration constitutes fair value in accordance with the Bermuda Companies Act, (iv) recommended that the Axalta shareholders adopt the merger agreement and (v) directed that the merger agreement and the transactions contemplated thereby be submitted to the Axalta shareholders entitled to vote for adoption and approval. The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the bye-laws proposal, “FOR” the merger proposal and “FOR” the adjournment proposal.

In the course of reaching its determination and recommendation, the Axalta Board met numerous times to consider a potential transaction with AkzoNobel and consulted with Axalta management and its outside legal counsel and financial advisors, and considered a number of factors, weighing both perceived benefits of the transaction as well as potential uncertainties, risks and other potentially negative factors associated with the transaction. In recommending that Axalta shareholders vote their Axalta common shares in favor of the merger proposal, the Axalta Board considered a number of factors, including the following factors that the Axalta Board viewed as being generally positive or weighing in favor of the transaction in coming to its determination and recommendation (not necessarily in order of relative importance):

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Benefits of the Combined Company. The fact that the merger consideration will provide Axalta shareholders with an approximately 45% ownership stake in the combined company on a pro forma basis, which will allow Axalta shareholders to participate in the anticipated increase in value of the combined company expected to result from the strategic opportunities and benefits of the business combination, including:

•	the opportunity to accelerate and drive sustainable organic growth by bringing together highly complementary technologies, expertise and people;

•	the expected position of the combined company as a global coatings leader with a balanced global footprint spanning over 160 countries to bring global capabilities to local customers;

•	the belief that the transaction combines highly complementary portfolios of highly regarded brands across end markets to create a full spectrum offering of coatings solutions, differentiated by its breadth of solutions across approximately 100 well-known brands, improving scale and diversity of businesses and mitigating cyclicality while creating the potential to drive stronger revenue growth, enhanced profitability and increased value for shareholders, employees and other stakeholders;

•	the belief that combining and sharing know-how and best practices across two leading research platforms in the coatings space will accelerate high-value innovation;

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the expectation of a highly attractive financial profile for the resulting combined company, providing significant flexibility to support strategic and capital allocation priorities, including anticipated consistent capital returns and inorganic growth;

•	the belief that combining the two companies enables balance sheet flexibility and positions the combined company for an investment grade credit profile;

•	the potential for the combined company to achieve greater scale and enhanced trading liquidity, and be well-positioned for multiple expansion and inclusion in a broader set of equity indices; and

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the expected synergies available to the combined company following completion, including identified and actionable pre-tax run-rate synergies of approximately $600 million, with 90% of such synergies expected to be achieved within the first three years following completion.

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Fixed exchange ratio. The fact that the merger consideration is based on a fixed exchange ratio, which will result in Axalta shareholders owning approximately 45% of the combined company on a pro forma basis, as compared to approximately 35% on an “at-market” basis, and does not include any adjustment or termination rights as a result of possible increases or decreases in the trading price of the Axalta common shares and/or AkzoNobel ordinary shares following the announcement of the transaction.

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Risks relating to remaining a standalone public company. The potential risks and uncertainties associated with remaining a standalone public company, including consideration of Axalta’s business, operations, financial condition, earnings, prospects, competitive position, ability to grow organically, historically range-bound share price and the business, competitive, regulatory, financing and economic environment, developments in the coatings industry, potential impact of geopolitical tensions or conflicts and Axalta’s long-term strategic plan and financial forecasts as a standalone company, and the inherent uncertainty of and risks associated with achieving and executing such long-term strategic plan.

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Best alternative for maximizing Axalta shareholder value. The Axalta Board’s belief that the transaction represents the best reasonably available opportunity to maximize value for Axalta shareholders based on (i) the Axalta Board’s understanding of Axalta’s industry, business, operations, risks, financial condition, strategy and prospects, as well as Axalta’s historical and projected financial performance and share price performance and the potential risks, rewards and uncertainties associated with remaining a standalone company, (ii) the ongoing evaluation by the Axalta Board and Axalta’s senior management of potential opportunities for business combinations and mergers, joint ventures, acquisitions, divestments and other potentially available financial and strategic alternatives, including, among others, the potential transactions described above in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal–Background of the Transaction” and (iii) careful consideration of the advantages, disadvantages and risks involved with each other reasonably available strategic alternative and the belief by the Axalta Board that no such alternative would provide comparable or superior value for Axalta shareholders.

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Due Diligence. The results of due diligence conducted by Axalta, or on Axalta’s behalf by its legal, financial and other advisors, with respect to financial and non-financial elements of AkzoNobel, including its business, operations, financial condition, actual and contingent assets and liabilities (including the Ichthys Litigation), earnings and prospects.

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Receipt of fairness opinion from J.P. Morgan. The financial analyses reviewed and discussed with representatives of J.P. Morgan, as well as the oral opinion of J.P. Morgan, which was subsequently confirmed by delivery of its written opinion, rendered to the Axalta Board on November 17, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Axalta common shares. For more information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal–Opinions of Axalta’s Financial Advisors–Opinion of J.P. Morgan Securities LLC.”

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Receipt of fairness opinion from Evercore. The financial analyses reviewed and discussed with representatives of Evercore, as well as the oral opinion of Evercore rendered to the Axalta Board on November 17, 2025, which was subsequently confirmed in Evercore’s written opinion dated November 17, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Axalta common shares (other than holders of Excluded Shares), as more fully described in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal–Opinions of Axalta’s Financial Advisors–Opinion of Evercore Group L.L.C.” and the full text of the written opinion of Evercore attached as Annex D to this proxy statement/prospectus.

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Combined company governance. The fact that MergeCo will be overseen by an experienced board of 11 directors, including four directors designated by Axalta, including Mr. Sachdev and initially Mr. Villavarayan (to be replaced with Mr. Anderson), together with four directors designated by AkzoNobel and three jointly designated independent directors, that Mr. Sachdev will serve as chair of the MergeCo Board, that Mr. Villavarayan will be appointed as the deputy chief executive officer and Mr. Anderson will be appointed as the chief financial officer of MergeCo following completion and, upon Mr. Villavarayan’s resignation as an executive director six months following completion, as an executive director of MergeCo, and that the directors designated by Axalta, including the chair of the MergeCo Board, will have certain ongoing rights in connection thereto for a period of time following consummation of the transaction, as more fully described below in the section of this proxy statement/prospectus entitled “The Merger Agreement–Post-Completion MergeCo Board.”

•	Terms of the Merger Agreement. The terms of the merger agreement, taken as a whole, including:

•	the customary and mutual nature of the representations, warranties and covenants of AkzoNobel and Axalta in the merger agreement;

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the fact that the merger agreement provides Axalta with sufficient operating flexibility to conduct its business in the ordinary course until the consummation of the merger or termination of the merger agreement;

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the parties’ covenants to use their respective reasonable best efforts to obtain regulatory approvals, including the commitment of the parties to agree to remedies, unless such remedies are materially burdensome;

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the deal protection and termination provisions of the merger agreement, including Axalta’s right to receive the termination fee of €150 million if the merger agreement is terminated under certain circumstances, including if the AkzoNobel boards change their recommendation for the transaction or if AkzoNobel terminates the merger agreement to enter into a transaction that is a superior proposal;

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the provisions of the merger agreement that permit Axalta, in response to certain unsolicited alternative proposals, to, under certain circumstances, furnish information or enter into discussions with third parties in connection with a competing proposal, as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Exclusivity Provisions and Restrictions;”

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the provisions of the merger agreement allowing the Axalta Board to change its recommendation to Axalta shareholders prior to obtaining shareholder approval of the merger in specified circumstances relating to a superior proposal or intervening event, subject to AkzoNobel’s right to receive payment of the termination fee of €150 million, and that the amount of such termination fee is comparable to termination fees in transactions involving both Dutch and U.S. parties, is reasonable, would not likely deter competing bids and would not likely be required to be paid unless Axalta entered into a more favorable transaction, as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Exclusivity Provisions and Restrictions;”

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the right of Axalta to specific performance to prevent breaches and to enforce the terms of the merger agreement, as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Specific Performance;” and

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other terms and conditions of the merger agreement, which were reviewed by the Axalta Board with Axalta’s financial advisors and legal counsel, and the fact that such terms were the product of arm’s-length negotiations between the parties and were negotiated taking into account respective due diligence findings.

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Probability of consummation of the merger. The Axalta Board’s assessment of the likelihood that the merger would be completed, including after consideration of the risks related to the satisfaction of conditions to completion, which included consideration of, among other things, the likelihood of obtaining regulatory and other approvals required in connection with the transaction, including in light of the commitment of the parties to agree to remedies in connection with obtaining such approvals, unless such remedies are materially burdensome.

The Axalta Board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

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Possible failure to achieve the benefits of the combined company. The challenges inherent in the combination of two businesses of the size and geographical diversity and scope of Axalta and AkzoNobel, including:

•	the execution risks associated with, and the possibility that the combined company might not achieve, the combined company’s projected financial results;

•	the possibility that the anticipated strategic and other anticipated benefits of the transaction, including the anticipated synergies, might not be achieved in the time frame contemplated or at all;

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the risk that MergeCo may not be able to successfully integrate the businesses of Axalta and AkzoNobel or that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time; and

•	the other numerous risks and uncertainties that, if the merger is completed, could adversely affect the combined company’s business, operations, financial results and MergeCo trading price.

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Possible failure to consummate the transaction on a timely basis or at all. The possibility that the merger and the other transactions contemplated by the merger agreement may not be completed, or that their completion may be delayed for reasons that are beyond the control of Axalta or AkzoNobel, including the failure of Axalta shareholders to approve and adopt the merger agreement or the failure of the AkzoNobel shareholders to approve the AkzoNobel transaction-related proposals, or the failure of Axalta or AkzoNobel to satisfy other requirements, including the receipt of regulatory approvals and clearances, that are conditions to completion, and the materially adverse impact that such failure or delay could have on Axalta’s financial or business condition, results of operations or stock price.

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Fixed exchange ratio. The fact that, because the merger consideration is based on a fixed exchange ratio rather than a fixed value and does not provide any price-based termination right or adjustment for fluctuations in the trading price of AkzoNobel ordinary shares, there would be a potential decrease in the implied value of the merger consideration if, for any reason, there is a decrease in the trading price of AkzoNobel ordinary shares without a corresponding decrease in the trading price of Axalta common shares.

•	Influence over combined company. The fact that the four members of the MergeCo Board designated by Axalta will not constitute a majority of the MergeCo Board.

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Interim operating covenants. The restrictions on the conduct of Axalta’s business during the period between the execution of the merger agreement and the consummation of the merger, as set forth in the merger agreement, which could delay or prevent Axalta from undertaking certain business opportunities that may arise, or from undertaking other actions it might otherwise take with respect to the operations of Axalta absent the pending consummation of the merger.

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Ability to consider competing proposals. The fact that the merger agreement prohibits Axalta from soliciting or engaging in discussions regarding alternative transactions during the pendency of the transaction, subject to limited exceptions as further described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Exclusivity Provisions and Restrictions,” and the possibility that the €150 million termination fee payable by Axalta to AkzoNobel under certain circumstances involving the termination of the merger agreement could discourage other potential parties from making a competing offer.

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Risks associated with the announcement and pendency of the merger. The potential negative effects of the announcement and pendency of the merger, including the length of time anticipated between the execution of the merger agreement and the consummation of the merger, and the adverse impact that such interim period could have on Axalta, its business and its relationships with persons with whom Axalta has a business relationship, including employees, investors, customers, suppliers and business partners.

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Interests of Axalta’s Directors and Executive Officers. The fact that Axalta’s directors and executive officers may have interests in the transaction that are different from, or in addition to, the interests of Axalta shareholders generally, as more fully described under the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction.”

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Transaction Costs. The transaction costs and expenses to be incurred in connection with the transaction, including in connection with Axalta’s obligations pursuant to the merger agreement, regardless of whether the transaction is completed.

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Ichthys Litigation. The fact that, while a range of scenarios were considered by the Axalta Board in connection with the Ichthys Litigation, the liability associated with the Ichthys Litigation could exceed the Ichthys Assumption.

•

Other risks. The risks of the type and nature described under the section of this proxy statement/prospectus entitled “Risk Factors” and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements.”

The Axalta Board believed that, overall, the potential benefits of the transaction to Axalta shareholders outweighed the risks and uncertainties of the transaction.

The foregoing discussion is not intended to be exhaustive and is not presented in any order of priority, but Axalta believes it addresses the material information and principal factors considered by the Axalta Board in connection with its evaluation of the transaction, including factors that may support the transaction, as well as factors that may weigh against it. In view of the variety of factors and the amount of information considered, the Axalta Board did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the factors considered in reaching its determination, and individual members of the Axalta Board may have given different weights to different factors.

The explanation of the reasoning of the Axalta Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the bye-laws proposal, “FOR” the merger proposal and “FOR” the adjournment proposal.

AkzoNobel’s Reasons for the Transaction

The AkzoNobel Board of Management and the AkzoNobel Supervisory Board carefully evaluated the merger agreement and the transactions contemplated thereby and each unanimously approved the terms of, and the transactions contemplated by, the merger agreement and each unanimously resolved that the approval of AkzoNobel entering into the merger and the other actions contemplated by the merger agreement (including the AkzoNobel transaction-related proposals) be submitted for approval by the AkzoNobel shareholders.

In the course of reaching its decision, the AkzoNobel Board of Management and the AkzoNobel Supervisory Board consulted with AkzoNobel’s management and its financial and legal advisors and considered a number of factors, including the following factors that weighed in favor of the transaction (not necessarily in order of relative importance):

•	MergeCo Group will become a global coatings leader with a balanced global presence spanning 160 countries, including 167 manufacturing sites worldwide;

•

The compelling industrial logic of combining the two companies, including enabling MergeCo Group to achieve enhanced cost leadership, operating resilience across economic cycles and improved scale, procurement leverage, manufacturing footprint optimization and selling, general and administrative efficiencies;

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The transaction brings together two highly complementary portfolios, with AkzoNobel Group’s diversified portfolio of market segments and Axalta Group’s coatings portfolio weighted towards its performance coatings segment, to create a full spectrum offering of coatings solutions, with first-rate franchises across powder, aerospace, refinish, mobility, marine and protective, industrial coatings and decorative paints to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders;

•

The transaction brings together two leading research platforms in the coatings space, which is expected to accelerate high-value innovation with MergeCo Group having approximately $400 million combined annual research and development spend, 91 global research and development centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications;

•

MergeCo Group will have a strong balance sheet, with net leverage targeted to be 2.0x to 2.5x and a mutual commitment to hold an investment grade credit rating, expected revenue of approximately $17 billion with adjusted EBITDA of $3.3 billion and pro forma adjusted free cash flow of $1.5 billion;(1), (2), (3)

(1)	Includes approximately $600 million of run-rate synergies.

(2)	Calculated as reported free cash flow including post-tax synergies and excluding identified items.

(3)

Combined financial figures in this bullet (i) do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies and (ii) represent the addition of each company’s as reported metrics inclusive of synergies where applicable.

•

MergeCo Group is expected to have improved access to capital, including increased flexibility of capital allocations, providing MergeCo Group with opportunities for reinvestment in growth and shareholder returns, as further supported by strong free cash flow generation;

•	The transaction is expected to generate pre-tax run-rate synergies of approximately $600 million, with 90% of synergies expected to be achieved within the first three years following completion;

•

The transaction is structured as a “merger of equals” without a sale of control, and as a result, AkzoNobel shareholders will own 55% of MergeCo Group on pro forma basis immediately after completion, giving AkzoNobel shareholders the ability to participate meaningfully in any potential future increases in the equity value of MergeCo Group, including the upside associated with any future revenue growth and the expected synergies resulting from the transaction;

•	The pre-completion distribution, the declaration and payment of which is a condition to completion that may only be waived by AkzoNobel;

•

That the exchange ratio and the amount of the pre-completion distribution will not fluctuate in the event that the market price of the Axalta common shares increases relative to the market price of AkzoNobel ordinary shares between the date of the merger agreement and completion;

•

The expected greater liquidity through a primary listing on the NYSE and the opportunity for inclusion in key S&P indices in the United States based on the implied market capitalization of MergeCo Group, as well as other factors;

•	That the MergeCo Board, management team and employees will benefit from the talent, expertise and best practices of each of AkzoNobel Group and Axalta Group;

•

That the MergeCo Board will be composed of 11 directors, including four AkzoNobel designees, four Axalta designees and three jointly-designated, independent directors, with the total composition of the MergeCo Board meeting the independence requirements under the NYSE independence rules and the Dutch Corporate Governance Code;

•	That the current chief executive officer of AkzoNobel prior to completion will serve as the chief executive officer of MergeCo; and

•	The results of the due diligence review of Axalta Group and its business, operations, financial conditions earnings and prospects conducted by and on behalf of AkzoNobel.

The AkzoNobel Board of Management and the AkzoNobel Supervisory Board also considered a variety of uncertainties, risks and other potentially negative factors concerning the merger agreement and the transaction in connection with its deliberations, including:

•

The difficulties and challenges inherent in completing the transaction and integrating the businesses, operations and workforce of two business enterprises of the size and scope of AkzoNobel Group and Axalta Group into a combined company that is cross-border in nature;

•	The risk that some or all of the expected benefits of the transaction may fail to materialize, may not occur within the time periods anticipated or involve additional costs to achieve;

•

The risk that the regulatory approvals required in connection with the transaction may not be received in a timely manner or at all, may impose unacceptable conditions or due to the nature of AkzoNobel’s obligations under the merger agreement, AkzoNobel may be required to divest certain assets or commit to certain limitations on its business;

•	The fact that not all of the conditions to completion are within AkzoNobel Group’s control;

•	The risk that AkzoNobel and Axalta shareholders do not approve the transaction;

•

The fact that AkzoNobel has incurred and will continue to incur significant transaction costs and expenses in connection with the transaction, regardless of whether the transaction is consummated, and that those costs may be greater than anticipated;

•

That the exchange ratio is fixed and, as such, the possibility that AkzoNobel shareholders could be adversely affected in the event that the market price of AkzoNobel ordinary shares increases relative to the market price of Axalta common shares between the date of the merger agreement and completion;

•	The potential risk of diverting management and colleague attention and resources from the operation of AkzoNobel Group’s business and towards completion;

•	The risk that certain key employees of AkzoNobel Group may not choose to remain with MergeCo Group following completion;

•

The risk that, despite the efforts of AkzoNobel Group and Axalta Group prior to the consummation of the transaction, MergeCo Group may lose its relationships with one or more significant customers, suppliers or other strategic partners;

•

That AkzoNobel would be required to pay to Axalta a termination payment of €150 million in the event the merger agreement were to be terminated in certain circumstances, including if the AkzoNobel Board of Management and the AkzoNobel Supervisory Board were to change their recommendation supporting the transaction;

•	The ability of the Axalta Board, subject to certain conditions, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal;

•

The ability of the Axalta Board, subject to certain conditions, to change its recommendation supporting the transaction if the Axalta Board were to determine that failure to take such action would reasonably be expected to be inconsistent with the Axalta Board’s fiduciary duties to its shareholders under applicable laws;

•

The restrictions on the conduct of AkzoNobel Group’s business during the period between entry into the merger agreement and completion, while believed to be reasonable and not unduly burdensome, may delay or prevent AkzoNobel Group from undertaking business opportunities that may arise or other actions AkzoNobel Group would otherwise take with respect to the operations of the business prior to completion;

•	The risks associated with becoming subject to U.S. securities laws, including associated costs, compliance and reporting requirements;

•

The risks associated with establishing MergeCo’s primary (and in the future, sole) stock exchange listing in the United States on the NYSE and the risk that MergeCo may not be included in key indices in the United States; and

•	The risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

The AkzoNobel Board of Management and the AkzoNobel Supervisory Board determined that, overall, these risks, uncertainties and potentially negative factors were outweighed by the potential significant benefits that the AkzoNobel Board of Management and AkzoNobel Supervisory Board expects AkzoNobel’s shareholders to achieve as a result of this transaction. The AkzoNobel Board of Management and the AkzoNobel Supervisory Board were aware that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons. The foregoing discussion of the information and factors that the AkzoNobel Board of Management and the AkzoNobel Supervisory Board considered is not, and is not intended to be, exhaustive. The AkzoNobel Board of Management and the AkzoNobel Supervisory Board each collectively reached the conclusion to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the transaction, considering the totality of the information available to them and in light of the various factors described above and other factors that the members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board believed appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the AkzoNobel Board of Management and the AkzoNobel Supervisory Board considered in connection with its evaluation of the transaction, the AkzoNobel Board of Management and the AkzoNobel Supervisory Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the AkzoNobel Board of Management and the AkzoNobel Supervisory Board in approving the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinions of Axalta’s Financial Advisors

Opinion of Evercore Group L.L.C.

Axalta retained Evercore to act as its financial advisor in connection with the merger. As part of this engagement, the Axalta Board requested that Evercore evaluate the fairness, from a financial point of view, to the holders of Axalta common shares (other than holders of Excluded Shares) of the exchange ratio pursuant to the merger agreement. At a meeting of the Axalta Board held on November 17, 2025, Evercore rendered to the Axalta Board its oral opinion, subsequently confirmed by delivery of a written opinion dated November 17, 2025, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Axalta common shares (other than holders of Excluded Shares).

The full text of the written opinion of Evercore, dated November 17, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex D and is incorporated herein by reference into this proxy statement/prospectus in its entirety. The summary of the opinion of Evercore in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Axalta Board (solely in its capacity as such) in connection with its evaluation of the merger. The opinion does not constitute a recommendation to the Axalta Board or to any other persons in respect of the merger, including as to how any holder of Axalta common shares should vote or act in respect of the merger. Evercore’s opinion does not address the relative merits of the merger as compared to other business or financial strategies that might be available to Axalta, nor does it address the underlying business decision of Axalta to engage in the merger.

In connection with rendering its opinion, Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to Axalta and AkzoNobel that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed certain internal projected financial data relating to Axalta and furnished to Evercore by the management of Axalta and certain internal projected financial data and assumptions relating to AkzoNobel prepared and furnished to Evercore by managements of AkzoNobel and Axalta, each as approved for Evercore’s use by Axalta (as summarized and described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information,” and which are referred to collectively in this section regarding Evercore’s opinion as the “Forecasts”), including certain operating synergies prepared by the management of Axalta and AkzoNobel expected to result from the merger, as approved for Evercore’s use by Axalta (as summarized and described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information,” and which are referred to collectively in this section regarding Evercore’s opinion as the “Synergies”);

•

discussed with managements of Axalta and AkzoNobel their assessment of the past and current operations of Axalta and AkzoNobel, the current financial condition and prospects of Axalta and AkzoNobel, and the Forecasts;

•	reviewed the reported prices and the historical trading activity of Axalta common shares and AkzoNobel ordinary shares;

•	compared the financial performance of Axalta and AkzoNobel and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•	reviewed the financial terms and conditions of a draft, dated November 17, 2025, of the merger agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the managements of Axalta and AkzoNobel that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, Evercore assumed with the consent of the Axalta Board that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of Axalta and AkzoNobel as to the future financial performance of Axalta and AkzoNobel and the other matters covered thereby. Evercore relied, at the direction of Axalta, on the assessments of the managements of Axalta and AkzoNobel as to pro-forma combined company’s ability to achieve the Synergies and were advised by Axalta and AkzoNobel, and assumed with Axalta’s consent, that the Synergies will be realized in the amounts and at the times projected. Evercore expressed no view as to the Forecasts, including the Synergies, or the assumptions on which they were based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to Evercore’s analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to Evercore’s analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on Axalta, AkzoNobel or the consummation of the merger or reduce the contemplated benefits to the holders of Axalta common shares of the merger.

Evercore did not conduct a physical inspection of the properties or facilities of Axalta or AkzoNobel and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Axalta or AkzoNobel, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Axalta or AkzoNobel under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, market and other conditions as they existed and as could be evaluated on the date of its opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Axalta common shares (other than holders of Excluded Shares), from a financial point of view, of the exchange ratio. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Axalta, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Axalta, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might have been available to Axalta, nor did it address the underlying business decision of Axalta to engage in the merger. Evercore did not express any view on, and Evercore’s opinion did not address, what the value of AkzoNobel ordinary shares actually will be when issued or the prices at which Axalta common shares or AkzoNobel ordinary shares will trade at any time, including following announcement or consummation of the merger. Evercore’s opinion did not constitute a recommendation to the Axalta Board or to any other persons in respect of the merger, including as to how any holder of Axalta common shares should vote or act in respect of the merger. Evercore did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on Axalta, AkzoNobel or the merger or as to the impact of the merger on the solvency or viability of Axalta or AkzoNobel or the ability of Axalta or AkzoNobel to pay their respective obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Axalta and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Axalta Board on November 17, 2025 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 17, 2025, and is not necessarily indicative of current market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of Axalta. The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

For purposes of the financial analyses described below, Evercore calculated (1) an adjusted closing price per AkzoNobel ordinary share of €43.27 (or $50.25 based on the Euro to U.S. Dollar exchange rate on November 14, 2025 of €1:$1.161 (the “Spot Euro/Dollar Exchange Rate”)) based on the closing price per AkzoNobel ordinary share on November 14, 2025 of €57.80 (or $67.12 based on the Spot Euro/Dollar Exchange Rate) adjusted for the pre-completion distribution (the “Distribution Adjusted AkzoNobel Closing Share Price”); (2) an implied pro forma equity value per AkzoNobel ordinary share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange

Rate) based on the closing price of the AkzoNobel ordinary shares on November 14, 2025 of €57.80 (or $67.12 based on the Spot Euro/Dollar Exchange Rate) adjusted for the pre-completion distribution and further adjusted to reflect pro forma ownership for Axalta and AkzoNobel shareholders in the combined company of 45% and 55% respectively (the “Implied Pro Forma Equity Value Per AkzoNobel Share”); and (3) an implied value of the exchange ratio of $31.08 per Axalta common share by multiplying 0.6539, the exchange ratio pursuant to the merger agreement, by $47.53, the Implied Pro Forma Equity Value Per AkzoNobel Share (the “Implied Exchange Ratio Value Per Share”). Additionally, for purposes of the financial analyses described below, at the direction of Axalta, Evercore assumed the Ichthys Assumption. Evercore did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which Axalta, AkzoNobel or their respective subsidiaries were or may be parties to and have been instructed by Axalta to use the Ichthys Assumption for the purposes of its financial analyses described below.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analyses

Axalta

Evercore performed a discounted cash flow analysis of Axalta to calculate ranges of implied present values of the per share equity value of Axalta utilizing estimates of the standalone unlevered, after-tax free cash flows that Axalta was forecasted to generate during the period from September 30, 2025 through December 31, 2030 based on the Forecasts. Evercore calculated terminal values for Axalta by applying a range of perpetuity growth rates of 1.75% to 2.25%, which range was selected based on Evercore’s professional judgment and experience taking into account a number of factors, including market expectations regarding long-term real growth of gross domestic product and inflation of 1% to 2% and 2% to 3%, respectively, and trends in the economy generally and in applicable industries and sectors, to an estimate of the unlevered, after-tax free cash flows that Axalta was forecasted to generate in the terminal year based on the Forecasts. The cash flows and terminal values in each case were then discounted to present value as of September 30, 2025, using discount rates ranging from 8.50% to 10.00%, representing an estimate of Axalta’s weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience utilizing the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the United States financial markets generally including the risk free rate, equity risk premium and size premium, to derive implied enterprise value reference ranges for Axalta. Based on these ranges of implied enterprise values, Axalta’s estimated net debt, minority interest and after-tax pension liabilities as of September 30, 2025, and the number of fully diluted outstanding Axalta common shares as of September 30, 2025, in each case as provided by Axalta’s management, this analysis indicated a range of implied equity values per Axalta common share of $29.02 to $41.55, as compared to the closing price per share of Axalta common shares of $28.91 on November 14, 2025 and the Implied Exchange Ratio Value Per Share of $31.08.

AkzoNobel

Evercore performed a discounted cash flow analysis of AkzoNobel to calculate ranges of implied present values of the per share equity value of AkzoNobel utilizing estimates of the unlevered free cash flows (as described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) that AkzoNobel was forecasted to generate during the period from September 30, 2025 through December 31, 2030, based on the AkzoNobel Financial Projections. Evercore calculated terminal values for AkzoNobel by applying a range of perpetuity growth rates of 1.50% to 2.00%, which range was selected based on Evercore’s professional judgment and experience taking into account a number of factors, including market expectations regarding long-term real growth of gross domestic product and inflation of 1% to 2% and 2% to 3%, respectively, and trends in the economy generally and in applicable industries and sectors, to an estimate of the unlevered, after-tax free cash flows that AkzoNobel was forecasted to generate in the terminal year based on the AkzoNobel Financial Projections. The cash flows and terminal values in each case were then discounted to present value as of September 30, 2025, using discount rates ranging from 7.25% to 8.75%, representing an estimate of AkzoNobel’s weighted average cost of capital, as estimated by Evercore based on its professional judgment and experience utilizing the CAPM, which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the Netherlands financial markets generally including the risk free rate, equity risk premium and size premium, to derive implied enterprise value reference ranges for AkzoNobel. Based on these ranges of implied enterprise values, AkzoNobel’s estimated net debt, minority interest, and investment in associates as of September 30, 2025, and the number of fully diluted outstanding AkzoNobel ordinary shares as of September 30, 2025, in each case as provided by AkzoNobel’s management, and after adjusting for the Ichthys Assumption and the pre-completion distribution, this analysis indicated ranges of implied equity values per AkzoNobel ordinary share of €35.66 to €62.11 (or $41.00 to $71.43, converted to U.S. Dollars based on the Euro to U.S. Dollar exchange rate of €1:$1.15 at the direction of Axalta (the “Directed Rate”)) as compared to the Distribution Adjusted AkzoNobel Closing Share Price of €43.27 (or $50.25 based on the Spot Euro/Dollar Exchange Rate) and the Implied Pro Forma Equity Value Per AkzoNobel Share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange Rate).

Implied Exchange Ratio

Utilizing the approximate implied per share equity value derived for Axalta and AkzoNobel by application of the high and low ends of the relevant reference ranges selected for Axalta and AkzoNobel as described above, Evercore calculated a range of implied exchange ratios of 0.4062x to 1.0134x, as compared to the exchange ratio of 0.5753x based on the closing prices of Axalta common shares and AkzoNobel ordinary shares on November 14, 2025 and the exchange ratio of 0.6539x pursuant to the merger agreement.

Selected Publicly Traded Companies Analysis

Axalta

Evercore reviewed and compared certain financial information of Axalta to corresponding financial multiples and ratios for the following selected publicly traded companies in the coatings industry:

•	PPG Industries, Inc.

•	RPM International Inc.

•	The Sherwin-Williams Company

•	AkzoNobel

For each of the selected companies, Evercore calculated total enterprise value (“TEV,” defined as equity market capitalization plus total debt, plus preferred equity and minority interest, plus after-tax unfunded pension liabilities and other post-employment benefit obligations, less cash and cash equivalents) as a multiple of estimated 2025 and 2026 adjusted EBITDA (post-stock-based compensation (“SBC”)) (as described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) (such 2025 and 2026 adjusted EBITDA (post-SBC) referred to as “2025E EBITDA” and “2026E EBITDA,” respectively, and such multiples referred to as “TEV / 2025E EBITDA” and “TEV / 2026E EBITDA,” respectively) based on closing share prices as of November 14, 2025.

Based on the multiples it derived for the selected companies and based on its professional judgment and experience taking into account historical and current valuation levels of such selected companies, Evercore applied a TEV / 2025E EBITDA multiple reference range of 8.0x to 10.0x to Axalta’s 2025E EBITDA as reflected in the Forecasts and a TEV / 2026E EBITDA multiple reference range of 7.5x to 9.5x to Axalta’s 2026E EBITDA as reflected in the Forecasts, to derive ranges of implied enterprise values for Axalta.

Based on these ranges of implied enterprise values, Axalta’s estimated net debt, minority interest and after-tax pension liabilities as of September 30, 2025, and the number of fully diluted Axalta common shares, in each case as provided by Axalta’s management, this analysis indicated a range of implied equity values per Axalta common share of $28.34 to $38.93, based on 2025E EBITDA and $28.16 to $39.40, based on 2026E EBITDA, compared to the closing price per share of Axalta common shares of $28.91 on November 14, 2025 and the Implied Exchange Ratio Value Per Share of $31.08.

Although none of the selected companies is directly comparable to Axalta, Evercore selected these companies because they are publicly-traded companies in the coatings industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant to Axalta for purposes of its financial analyses. In selecting the companies included in its analysis, Evercore did not apply any specific selection criteria. Instead, Evercore selected each of these companies based on its professional judgment and experience, considering in each case certain business, operational and financial characteristics of each such company that Evercore considered generally relevant for purposes of its analysis. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, such as the impact of competition on Axalta and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Axalta, the industry or the financial markets in general, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies.

AkzoNobel

Evercore reviewed and compared certain financial information of AkzoNobel to corresponding financial multiples and ratios for the following selected publicly traded companies in the coatings industry:

•	PPG Industries, Inc.

•	RPM International Inc.

•	The Sherwin-Williams Company

•	Axalta

For each of the selected companies, Evercore calculated TEV as a multiple of 2025E EBITDA and 2026E EBITDA based on closing share prices as of November 14, 2025.

Based on the multiples it derived for the selected companies and based on its professional judgment and experience taking into account historical and current valuation levels of such selected companies, Evercore applied a TEV / 2025E EBITDA multiple range of 9.5x to 11.5x to AkzoNobel’s 2025E EBITDA as reflected in the Forecasts and a TEV / 2026E EBITDA multiple range of 8.5x to 10.5x to AkzoNobel’s 2026E EBITDA as reflected in the Forecasts, to derive ranges of implied enterprise values for AkzoNobel.

Based on these ranges of implied enterprise values, AkzoNobel’s estimated net debt, minority interest and investment in associates as of September 30, 2025, and the number of fully diluted AkzoNobel ordinary shares, in each case as included in the AkzoNobel Financial Projections, and after adjusting for the Ichthys Assumption and the pre-completion distribution, this analysis indicated a range of implied equity values per AkzoNobel ordinary share of €33.12 to €48.18 (or $38.08 to $55.41, converted to U.S. Dollars based on the Directed Rate), based on 2025E EBITDA and of €33.53 to €50.47 (or $38.56 to $58.04, converted to U.S. Dollars based on Directed Rate), based on 2026E EBITDA, as compared to the Distribution Adjusted AkzoNobel Closing Share Price of €43.27 (or $50.25 based on the Spot Euro/Dollar Exchange Rate) and the Implied Pro Forma Equity Value Per AkzoNobel Share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange Rate).

Although none of the selected companies is directly comparable to AkzoNobel, Evercore selected these companies because they are publicly-traded companies in the coatings industry with business characteristics that Evercore, in its professional judgment and experience, considered generally relevant to AkzoNobel for purposes of its financial analyses. In selecting the companies included in its analysis, Evercore did not apply any specific selection criteria. Instead, Evercore selected each of these companies based on its professional judgment and experience, considering in each case certain business, operational and financial characteristics of each such company that Evercore considered generally relevant for purposes of its analysis. In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, such as the impact of competition on AkzoNobel and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of AkzoNobel, the industry or the financial markets in general, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies.

Implied Exchange Ratio

Utilizing the approximate implied per share equity value derived for Axalta and AkzoNobel by application of the high and low ends of the relevant reference ranges selected for Axalta and AkzoNobel as described above, Evercore calculated ranges of implied exchange ratios set forth in the table below, as compared to the exchange ratio of 0.5753x based on the closing prices of Axalta common shares and AkzoNobel ordinary shares on November 14, 2025 and the exchange ratio of 0.6539x pursuant to the merger agreement:

Metric	Implied Exchange Ratio
2025E EBITDA	0.5115x - 1.0222x
2026E EBITDA	0.4851x - 1.0217x

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Present Value of Future Share Price Analyses

Axalta

Evercore performed an illustrative analysis of the implied present value of the future share price of Axalta common shares, which was designed to provide an indication of the present value of a theoretical future value of Axalta as a function of Axalta’s estimated future EBITDA and its assumed multiple of enterprise value to next-twelve-months (which is referred to in this section as “NTM”) EBITDA.

In calculating the implied present value of the future price per Axalta common share, Evercore first calculated the implied future enterprise value of Axalta by multiplying Axalta’s estimated 2028 EBITDA based on the Forecasts by an illustrative enterprise value to NTM EBITDA multiple range of 7.5x to 9.5x, which range was selected based on Evercore’s professional judgment and experience based on the multiples it derived for the selected companies listed above under the caption “—Selected Publicly Traded Companies Analysis—Axalta” and taking into account historical and current valuation levels of such selected companies, to derive an implied future enterprise value reference range for Axalta. Evercore then subtracted Axalta’s estimated net debt as of December 31, 2027, as provided to Evercore by Axalta management, to derive a reference range of implied future equity values for Axalta. Evercore then discounted the implied future equity values of Axalta to September 30, 2025 using a discount rate of 12.0%, reflecting an estimate of Axalta’s cost of equity, as estimated by Evercore based on its professional judgment and experience utilizing the CAPM, which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the United States financial markets generally including the risk free rate, equity risk premium and size premium. Based on estimates of Axalta’s minority interest and after-tax pension liabilities, and the number of fully diluted Axalta common shares as of November 14, 2025, in each case as provided by Axalta’s management, this analysis indicated a range of implied equity values per Axalta common share of $26.46 to $35.88, compared to the closing price per share of Axalta common shares of $28.91 on November 14, 2025 and the Implied Exchange Ratio Value Per Share of $31.08.

AkzoNobel

Evercore performed an illustrative analysis of the implied present value of the future share price of AkzoNobel ordinary shares, which was designed to provide an indication of the present value of a theoretical future value of AkzoNobel as a function of AkzoNobel’s estimated future EBITDA and its assumed multiple of enterprise value to NTM EBITDA.

In calculating the implied present value of the future price per AkzoNobel ordinary share, Evercore first calculated the implied future enterprise value of AkzoNobel by multiplying AkzoNobel’s estimated 2028 adjusted EBITDA post-SBC (as described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) based on the AkzoNobel Financial Projections by an illustrative enterprise value to NTM EBITDA multiple range of 8.5x to 10.5x, which range was selected based on Evercore’s professional judgment and experience based on the multiples it derived for the selected companies listed above under the caption “—Selected Publicly Traded Companies Analysis—AkzoNobel” and taking into account historical and current valuation levels of such selected companies, to derive an implied future enterprise value reference range for AkzoNobel. Evercore then subtracted AkzoNobel’s estimated net debt as of December 31, 2027 as provided to Evercore by AkzoNobel management, to derive a reference range of implied future equity values for AkzoNobel. Evercore then discounted the implied future equity values of AkzoNobel to September 30, 2025 using a discount rate of 10.0%, reflecting an estimate of AkzoNobel’s cost of equity, as estimated by Evercore based on its professional judgment and experience utilizing the CAPM, which requires certain company-specific inputs, including debt to equity ratio, debt to total capitalization ratio, pre-tax cost of debt, and levered and unlevered betas, as well as certain financial metrics for the Netherlands financial markets generally including the risk free rate, equity risk premium and size premium. Based on the number of fully diluted AkzoNobel ordinary shares as of November 14, 2025 as provided by AkzoNobel’s management and after adjusting for the Ichthys Assumption and the pre-completion distribution, this analysis indicated a range of implied equity values per AkzoNobel ordinary share of €34.23 to €50.24 (or $39.36 to $57.77 per share, converted to U.S. Dollars based on the Directed Rate), as compared to the Distribution Adjusted AkzoNobel Closing Share Price of €43.27 (or $50.25 based on the Spot Euro/Dollar Exchange Rate) and the Implied Pro Forma Equity Value Per AkzoNobel Share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange Rate).

Implied Exchange Ratio

Utilizing the approximate implied per share equity value reference ranges derived for Axalta and AkzoNobel described above, Evercore calculated an implied exchange ratio range of 0.4580x to 0.9117x, as compared to the exchange ratio of 0.5753x based on the closing prices of Axalta common shares and AkzoNobel ordinary shares on November 14, 2025 and the exchange ratio of 0.6539x pursuant to the merger agreement.

Equity Research Analysts’ Price Targets

Axalta

Evercore reviewed selected publicly available share price targets of 16 research analysts’ estimates known to Evercore as of November 14, 2025, noting that low and high share price targets per share for Axalta common shares ranged from $29.00 to $43.00, compared to the closing price per share of Axalta common shares of

$28.91 on November 14, 2025 and the Implied Exchange Ratio Value Per Share of $31.08. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Axalta common shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Axalta and future general industry and market conditions.

AkzoNobel

Evercore reviewed selected publicly available share price targets of 17 research analysts’ estimates known to Evercore as of November 14, 2025, noting that the low and high share price targets per share for AkzoNobel ordinary shares ranged from €59.00 to €80.00 (or $68.52 to $92.90 based on the Spot Euro/Dollar Exchange Rate), as compared to the Distribution Adjusted AkzoNobel Closing Share Price of €43.27 (or $50.25 based on the Spot Euro/Dollar Exchange Rate) and the Implied Pro Forma Equity Value Per AkzoNobel Share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange Rate). Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the AkzoNobel ordinary shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of AkzoNobel and future general industry and market conditions.

Implied Exchange Ratio

Utilizing the high and low ends of the price targets reference ranges derived for Axalta and AkzoNobel, in each case as described above, Evercore calculated an implied exchange ratio range, after adjusting for the pre-completion distribution, of 0.3814x to 0.8326x, as compared to the exchange ratio of 0.5753x based on the closing prices of Axalta common shares and AkzoNobel ordinary shares on November 14, 2025 and the exchange ratio of 0.6539x pursuant to the merger agreement.

52-Week Trading Range Analysis

Axalta

Evercore reviewed historical trading prices of Axalta common shares during the 52-week period ended November 14, 2025, noting that low and high prices (based on closing prices) during such period ranged from $26.39 to $41.29 per Axalta common share, as compared to the closing price per share of Axalta common shares of $28.91 on November 14, 2025 and the Implied Exchange Ratio Value Per Share of $31.08.

AkzoNobel

Evercore reviewed historical trading prices of AkzoNobel ordinary shares during the 52-week period ended November 14, 2025, noting that low and high prices (based on closing prices) during such period ranged from €49.43 to €62.02 per AkzoNobel ordinary share (or $57.40 to $72.02 based on the Spot Euro/Dollar Exchange Rate), as compared to the Distribution Adjusted AkzoNobel Closing Share Price of €43.27 (or $50.25 based on the Spot Euro/Dollar Exchange Rate) and the Implied Pro Forma Equity Value Per AkzoNobel Share of €40.93 (or $47.53 based on the Spot Euro/Dollar Exchange Rate).

Implied Exchange Ratio

Utilizing the high and low ends of historical trading prices of Axalta common shares and AkzoNobel ordinary shares from the 52-week period ended November 14, 2025, in each case as described above, Evercore calculated an implied exchange ratio range, after adjusting for the pre-completion distribution and the Ichthys Assumption, of 0.4785x to 1.0187x, as compared to the exchange ratio of 0.5753x based on the closing prices of Axalta common shares and AkzoNobel ordinary shares on November 14, 2025 and the exchange ratio of 0.6539x pursuant to the merger agreement.

Has / Gets Analysis - Value Creation Analysis

Evercore reviewed the implied aggregate equity value of Axalta attributable to the holders of Axalta common shares on a pro forma basis giving effect to the merger based on a discounted cash flow analysis. The pro forma implied equity value attributable to the holders of Axalta common shares was equal to the product obtained by multiplying approximately 45.0% (Axalta’s shareholders pro forma ownership of the combined company immediately following completion based on the exchange ratio of 0.6539x set forth in the merger agreement) by an amount equal to the implied aggregate equity value of Axalta on a pro forma basis giving effect to the merger, calculated as (i) AkzoNobel’s standalone implied total enterprise value calculated using the discounted cash flow analysis summarized above under the caption “—Discounted Cash Flow Analyses—AkzoNobel” (calculated using the midpoint value determined by the AkzoNobel standalone discounted cash flow analysis), plus (ii) Axalta’s standalone implied aggregate equity value calculated using the discounted cash flow analysis summarized above under the caption “—Discounted Cash Flow Analyses—AkzoNobel” (calculated using the midpoint value determined by the AkzoNobel standalone discounted cash flow analysis), plus (iii) the net present value, as of September 30, 2025, of the Synergies (using a discount rate of 8.50%), and minus (iv) the pre-completion distribution, the Ichthys Assumption, net debt and other adjustments to the total enterprise value, including investments in associates, minority interests, unfunded pension liabilities and assumed transaction fees and expenses. This analysis resulted in an implied incremental aggregate equity value on a pro forma basis attributable to holders of Axalta common shares of approximately $1.778 billion, relative to Axalta’s standalone implied aggregate equity value calculated using the discounted cash flow analysis summarized above under the caption “—Discounted Cash Flow Analyses—Axalta” (calculated using the midpoint value determined by the Axalta standalone discounted cash flow analysis).

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Axalta Board. Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Axalta common shares, or of AkzoNobel ordinary shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the proposed transaction, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Axalta or its advisors. Rounding may result in total sums set forth in this section not equaling the total of the figures shown.

Evercore prepared these analyses for the purpose of providing an opinion to the Axalta Board as to the fairness of the exchange ratio pursuant to the merger agreement, from a financial point of view, to the holders of Axalta common shares (other than holders of Excluded Shares). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Axalta Board (in its capacity as such) in connection with its evaluation of the merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific exchange ratio to the Axalta Board or Axalta’s management or that any specific exchange ratio constituted the only appropriate exchange ratio in the merger for the holders of Axalta common shares.

Pursuant to the terms of Evercore’s engagement letter with the Axalta Board, Axalta has agreed to pay Evercore a fee for its services in the aggregate amount of $45 million, of which $3 million was payable upon delivery of Evercore’s opinion and the remainder of which is payable contingent upon the consummation of the merger. Axalta has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory or other services to Axalta and received fees for the rendering of these services in the amount of approximately $1 million. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to AkzoNobel and have not received any compensation from AkzoNobel during such period. Evercore may provide financial advisory or other services to Axalta and AkzoNobel in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Axalta, AkzoNobel, potential parties to the merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Axalta or AkzoNobel.

Axalta engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated July 10, 2025, Axalta retained J.P. Morgan as its financial advisor in connection with the merger and to deliver a fairness opinion in connection with the merger.

At the meeting of the Axalta Board on November 17, 2025, J.P. Morgan rendered its oral opinion to the Axalta Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Axalta common shares. J.P. Morgan confirmed its November 17, 2025 oral opinion by delivering its written opinion to the Axalta Board, dated November 17, 2025, that, as of such date, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Axalta common shares.

The full text of the written opinion of J.P. Morgan dated November 17, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Axalta’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Axalta Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Axalta or as to the underlying decision by Axalta to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any Axalta shareholders as to how such shareholder should vote with respect to the proposed merger or any other matter.

In connection with preparing its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated November 17, 2025 of the merger agreement;

•	reviewed certain publicly available business and financial information concerning Axalta and AkzoNobel and the industries in which they operate;

•

compared the financial and operating performance of Axalta and AkzoNobel with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Axalta common shares and AkzoNobel ordinary shares and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts and assumptions prepared by the managements of Axalta and AkzoNobel relating to their respective businesses (the Axalta financial projections and the AkzoNobel financial projections, as summarized and described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information,” and which are referred to collectively in this section regarding J.P. Morgan’s opinion as the “Forecasts”), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger (as summarized and described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information,” and which are referred to collectively in this section regarding J.P. Morgan’s opinion as the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Axalta and AkzoNobel with respect to certain aspects of the merger, and the past and current business operations of Axalta and AkzoNobel, the financial condition and future prospects and operations of Axalta and AkzoNobel, the effects of the merger on the financial condition and future prospects of Axalta and AkzoNobel, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Axalta and AkzoNobel or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with Axalta, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Axalta or AkzoNobel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the Forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then-currently available estimates and judgments by management as to the expected future results of operations and financial condition of Axalta and AkzoNobel to which such Forecasts relate. J.P. Morgan expressed no view as to such Forecasts

(including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Axalta, and would be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Axalta and AkzoNobel in the merger agreement and the related agreements were and would be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Axalta with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Axalta or AkzoNobel or on the contemplated benefits of the merger.

The Axalta Financial Projections and the AkzoNobel Financial Projections furnished to J.P. Morgan (as summarized and described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) were prepared by the managements of Axalta and AkzoNobel, respectively. Neither Axalta nor AkzoNobel publicly disclose internal management financial projections or long-term forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such financial projections were not prepared with a view toward public disclosure. These financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Axalta’s or AkzoNobel’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such financial projections. For more information regarding the use of financial projections and other forward-looking statements, please refer to the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information.”

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. It should be understood that subsequent developments may affect its opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion was limited to the fairness, from a financial point of view, to the holders of the Axalta common shares of the exchange ratio in the merger, and J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to the holders of any other class of securities, creditors or other constituencies of Axalta or as to the underlying decision by Axalta to engage in the proposed merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the exchange ratio applicable to the holders of the Axalta common shares in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Axalta common shares or AkzoNobel ordinary shares would trade at any future time.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between Axalta and AkzoNobel, and the decision to enter into the merger agreement was solely that of the Axalta Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Axalta Board in its evaluation of the merger and should not be viewed as determinative of the views of the Axalta Board or management with respect to the merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Axalta Board on November 17, 2025 and contained in the presentation delivered to the Axalta Board on such date in connection with the rendering of such opinion and this summary does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

For purposes of the financial analyses described below, at the direction of Axalta, J.P. Morgan assumed the Ichthys Assumption. J.P. Morgan did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, or any settlements thereof, to which Axalta, AkzoNobel or their respective subsidiaries were or may be parties to and have been instructed by Axalta to use the Ichthys Assumption for the purposes of its financial analyses described below.

Public Trading Multiples Analysis

J.P. Morgan performed separate selected public trading multiples analyses of Axalta and AkzoNobel in which J.P. Morgan reviewed selected financial data relating to Axalta, AkzoNobel and the selected publicly traded companies listed below. Using publicly available information, J.P. Morgan compared selected financial data of each of Axalta and AkzoNobel with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Axalta and AkzoNobel (or aspects thereof), as applicable, based on J.P. Morgan’s experience and its familiarity with the industries in which Axalta and AkzoNobel, as applicable, operate. The companies selected by J.P. Morgan were as follows:

•	The Sherwin-Williams Company

•	PPG Industries, Inc.

•	RPM International, Inc.

•	Eastman Chemical Company

•	Element Solutions Inc

•	The Chemours Company; and

•	Cabot Corporation.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, may be considered to be similar to those of Axalta and AkzoNobel, as applicable. In selecting the companies included in its analysis, J.P. Morgan did not apply any specific selection criteria. Instead, J.P. Morgan selected each of these companies based on its professional judgment and experience, considering in each case certain business, operational and financial characteristics of each such company that J.P. Morgan considered generally relevant for purposes of its analysis. However, none of the selected companies reviewed is identical to Axalta or AkzoNobel and certain of these companies may have characteristics that are materially different from those of Axalta and AkzoNobel, as applicable. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Axalta and AkzoNobel, as applicable.

Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of the firm value (calculated as equity value plus or minus, as applicable, non-controlling interests, equity investments, net debt or net cash, the “FV”) to analyst consensus estimates of calendar year 2026 adjusted EBITDA for the applicable company (which are referred to as “FV/2026E adjusted EBITDA”).

The results of the calculations are as follows:

Company	FV/2026E adjusted EBITDA
The Sherwin-Williams Company	19.2x
PPG Industries, Inc.	9.5x
RPM International, Inc.	12.5x
Eastman Chemical Company	7.3x
Element Solutions Inc	13.2x
The Chemours Company	5.8x
Cabot Corporation	5.7x

Based on the results of this analysis and J.P. Morgan’s professional judgment and experience, taking into account the financial and operational characteristics of the selected companies, J.P. Morgan selected a FV/2026E adjusted EBITDA multiple reference range of 7.0x to 12.0x and applied that range to each of Axalta’s estimated adjusted EBITDA for calendar year 2026 provided in the Axalta financial projections and AkzoNobel’s estimated adjusted EBITDA (post-SBC) (as described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) for calendar year 2026 (burdened by the Ichthys Assumption) provided in the AkzoNobel Financial Projections.

These analyses indicated a range of implied per share equity value (rounded to the nearest $0.10) for (i) Axalta common shares of approximately $25.60 to $52.90, which was compared to the closing price of Axalta common shares as of November 14, 2025 of $28.91, and (ii) for AkzoNobel ordinary shares of approximately €37.70 to €80.00, which was compared to the closing price of AkzoNobel ordinary shares as of November 14, 2025 of €57.80.

Discounted Cash Flow Analysis

Axalta

J.P. Morgan conducted a discounted cash flow analysis of Axalta for the purpose of determining an implied equity value per share for Axalta common shares using the unlevered free cash flows that Axalta is expected to generate during calendar years 2025 through 2030 based on the Axalta financial projections. J.P. Morgan calculated a range of terminal values for Axalta at the end of such period by applying terminal growth rates ranging from 1.50% to 2.50% to the unlevered free cash flows of Axalta during the terminal year based on the Axalta financial projections. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2025 using a range of discount rates from 7.25% to 8.25%, which was chosen by J.P. Morgan based on an analysis of the weighted average cost of capital of Axalta. The present value of the unlevered free cash flow estimates and range of terminal values were then adjusted by subtracting net debt, non-controlling interest of Axalta, and other adjustments for Axalta as of December 31, 2025, based on the Axalta financial projections and dividing the result by the fully diluted number of Axalta common shares outstanding as of November 13, 2025, as each provided by the management of Axalta. The analysis indicated a range of implied per share equity value for Axalta common shares (rounded to the nearest $0.10) of $39.80 to $59.10, as compared to the closing price of Axalta common shares as of November 14, 2025 of $28.91.

AkzoNobel

J.P. Morgan conducted a discounted cash flow analysis of AkzoNobel for the purpose of determining an implied equity value per share for AkzoNobel ordinary shares using the unlevered free cash flows (as described in the section of this proxy statement/prospectus entitled “—Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information”) that AkzoNobel is expected to generate during calendar years 2025 through 2030 based on the AkzoNobel Financial Projections. J.P. Morgan calculated a range of terminal values for AkzoNobel at the end of such period by applying terminal growth rates ranging from 1.50% to 2.50% to the unlevered free cash flows of AkzoNobel during the terminal year based on the AkzoNobel Financial Projections. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2025 using a range of discount rates from 7.00% to 8.00%, which was chosen by J.P. Morgan based on an analysis of the weighted average cost of capital of AkzoNobel. The present value of the unlevered free cash flow estimates and range of terminal values were then adjusted by subtracting net debt as of December 31, 2025, based on the AkzoNobel Financial Projections and the Ichthys Assumption and dividing the result by the fully diluted number of shares of AkzoNobel ordinary shares outstanding as of November 13, 2025, as provided by the management of AkzoNobel and approved for J.P. Morgan’s use by management of Axalta. The analysis indicated a range of implied per share equity value for AkzoNobel ordinary shares (rounded to the nearest €0.10) of €61.70 to €94.30, as compared to the closing price of AkzoNobel ordinary shares as of November 14, 2025 of €57.80.

Implied Relative Value Analysis

J.P. Morgan compared the results for Axalta to the results for AkzoNobel with respect to the public trading multiples and discounted cash flow analyses described above. J.P. Morgan compared the lowest implied equity value per share of Axalta to the highest implied equity value per share of AkzoNobel to derive the lowest exchange ratio that each pair of results implied. J.P. Morgan also compared the highest implied equity value per share of Axalta to the lowest implied equity value per share of AkzoNobel to derive the highest exchange ratio that each pair of results implied. For purposes of this analysis the equity values per share of AkzoNobel were adjusted to reflect the pre-completion distribution and converted to U.S. Dollars based on the Euro to U.S. Dollar exchange rate of €1:$1.15 at the direction of Axalta. The ranges of implied exchange ratios resulting from this analysis were as follows:

Implied Exchange Ratios
Metric	Low	High
FV/2026E Adj. EBITDA Multiple	0.3395x	1.9912x
Discounted Cash Flow	0.4332x	1.0893x

Intrinsic Value Creation Analysis

J.P. Morgan conducted an illustrative implied intrinsic value creation analysis based on the Axalta financial projections for Axalta and the AkzoNobel Financial Projections for AkzoNobel, as applicable, which compared the implied equity value of Axalta common shares and AkzoNobel ordinary shares derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value, taking into account the Synergies. J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of (i) the aggregate of the implied equity values of the Axalta common shares and the AkzoNobel ordinary shares using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above (which were unburdened by the Ichthys Assumption), plus (ii) the estimated midpoint present value of the Synergies, net of any related costs to achieve such Synergies, which were discounted to present value using a blended discount rate for Axalta and AkzoNobel, less (iii) the pre-completion distribution, less (iv) the Ichthys Assumption less (v) transaction expenses. J.P. Morgan determined the implied value to the holders of Axalta common shares by multiplying the pro forma equity value of the combined company by the pro forma equity ownership percentage of the combined company attributable to the existing holders of Axalta common shares of 45%. This analysis indicated that, on an illustrative basis, the merger created hypothetical incremental implied value of 16.6% to the holders of shares of Axalta common shares.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Axalta. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary are identical to Axalta or AkzoNobel. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Axalta or AkzoNobel. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Axalta or AkzoNobel.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Axalta with respect to the merger and deliver an opinion to the Axalta Board with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Axalta and the industries in which it operates.

For services rendered in connection with the merger and the delivery of its opinion, Axalta has agreed to pay J.P. Morgan a fee of $45 million, of which $3 million became payable upon delivery of the fairness opinion, and the remainder of which is contingent upon completion. Axalta may also pay J.P. Morgan an additional discretionary fee of up to $5 million based on its assessment of J.P. Morgan’s performance of such services upon the consummation of the merger. In addition, Axalta has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Axalta, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on syndicated credit facility amendments in March 2024 and November 2024, joint lead arranger on a credit facility amendment in June 2024 and joint bookrunner on a bond issuance in November 2023. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any material commercial or investment banking relationships with AkzoNobel. J.P. Morgan and/or its affiliates are currently providing investment banking services to AkzoNobel and/or its affiliates, in connection with transactions that are unrelated to the merger. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such investment banking services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be less than the fee for financial advisory services that J.P. Morgan expects to receive from Axalta in connection with the transaction. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common shares of each of Axalta and AkzoNobel. During the two-year period preceding delivery of its opinion ending on November 17, 2025, the aggregate fees recognized by J.P. Morgan from Axalta were approximately $1.5 million and from AkzoNobel were approximately $1.5 million (all of which were unrelated to investment banking services). In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities and other financial instruments (including derivatives, bank loans or other obligations) of Axalta and AkzoNobel for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan is likely at any time to hold long or short positions in such securities or other financial instruments.

Certain Axalta and AkzoNobel Group Unaudited Prospective Financial Information

Axalta does not, other than annual guidance and guidance with respect to the immediately succeeding fiscal quarter (including the guidance for fiscal year 2026 and the first quarter thereof included in Axalta’s press release dated February 10, 2026 (the “2026 Axalta earnings guidance”), with respect to net sales, adjusted EBITDA, adjusted diluted EPS, free cash flow, depreciation and amortization, interest expense and capital expenditures, each of which guidance Axalta presents as approximations, and certain other financial measures), as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates. AkzoNobel does not, other than annual guidance released in the fourth quarter with respect to the immediately succeeding fiscal year and interim quarter updates to such annual guidance (including the guidance for fiscal year 2026 included in AkzoNobel’s 2025 annual report (the “2026 AkzoNobel earnings guidance”), with respect to adjusted EBITDA, adjusted EBITDA margin, adjusted return on average invested capital, net debt/adjusted EBITDA and leverage, each of which guidance AkzoNobel presents as approximations, and certain other financial measures), as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

In connection with the merger, the following unaudited prospective financial information was prepared: (i) certain unaudited prospective financial information with respect to Axalta on a standalone basis for Axalta’s fiscal years 2025 through 2030, prepared by Axalta management, the “Axalta Financial Projections;” (ii) certain unaudited prospective financial information with respect to AkzoNobel on a standalone basis for AkzoNobel’s fiscal years 2025 through 2030, prepared by AkzoNobel management, the “AkzoNobel Financial Projections;” and (iii) certain estimates of run-rate cost synergies expected to be realized following completion, jointly prepared by Axalta management and AkzoNobel management, the “synergy projections.” The Axalta Financial Projections, the AkzoNobel Financial Projections and the synergy projections are referred to as the “projected financial data.”

The projected financial data included in this document has been prepared by, and is the responsibility of, Axalta and AkzoNobel management. PricewaterhouseCoopers LLP, Axalta’s independent registered public accounting firm, and PricewaterhouseCoopers Accountants N.V., AkzoNobel’s independent registered public accounting firm, have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial data and, accordingly, PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report and PricewaterhouseCoopers Accountants N.V. report incorporated by reference and included in this document relate to the Axalta and AkzoNobel previously issued financial statements, respectively. They do not extend to the projected financial data and should not be read to do so.

The projected financial data was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements, U.S. GAAP or IFRS. A summary of this information is presented below.

The Axalta Financial Projections, the AkzoNobel Financial Projections and the synergy projections were, in the view of Axalta management and AkzoNobel management, as applicable, prepared on a reasonable basis and in good faith, and reflect their respective best available estimates and judgments at the time of preparation, and the Axalta Financial Projections and the AkzoNobel Financial Projections were prepared treating Axalta and AkzoNobel, respectively, on a standalone basis, without giving effect to the merger, any estimated synergies or any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals. Further, the AkzoNobel Financial Projections do not take into account any adjustments for outstanding litigation or tax matters, including the Ichthys litigation.

The AkzoNobel Financial Projections were provided by AkzoNobel management to Axalta management for the purposes of considering, analyzing and evaluating the merger. The projected financial data was furnished to the Axalta Board by Axalta management in connection with its consideration, analysis and evaluation of the potential merger and was provided to and directed to be used by, and the Axalta Financial Projections were approved by the Axalta Board for use by, each of J.P. Morgan and Evercore in connection with their respective financial analyses and their respective opinions described in the section of this proxy statement/prospectus above entitled “—Opinions of Axalta’s Financial Advisors.” The Axalta Financial Projections were also made available to AkzoNobel and certain other parties potentially interested in a transaction with Axalta on a confidential basis in connection with evaluating any such transaction.

While presented with numerical specificity, the projected financial data are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Axalta management or AkzoNobel management, as applicable, as of the date of their preparation, and no assurances can be made regarding future events and the estimates and assumptions underlying such financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized or undertaken and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Axalta and AkzoNobel operate and the other risks and uncertainties described in the sections of this proxy statement/prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are outside the control of Axalta or AkzoNobel and, upon consummation of the transactions contemplated by the merger agreement, will be beyond the control of MergeCo Group. There can be no assurance that the underlying assumptions will prove to be accurate or that any projected results will be realized. Actual results likely will differ, and may differ materially, from those reflected in the Axalta Financial Projections and the AkzoNobel Financial Projections, whether or not the merger is consummated. The inclusion in this proxy statement/prospectus of the projected financial data should not be regarded as an indication that Axalta, the Axalta Board, AkzoNobel or its boards or any of their respective financial advisors considered, or now consider, these forecasts to be a reliable predictor of future results. The projected financial data is not fact, and neither they nor any underlying assumptions should be relied upon as being indicative of future results. The projected financial data are not included in this proxy statement/prospectus to influence any decision on whether to vote for the merger proposal, but rather are included in this proxy statement/prospectus to give Axalta shareholders access to certain nonpublic information that was provided to the Axalta Board, Axalta’s financial advisors, the AkzoNobel Board of Management, the AkzoNobel Supervisory Board and AkzoNobel’s financial advisors. Readers of this proxy statement/prospectus are cautioned not to place reliance on this information.

The Axalta Financial Projections and the AkzoNobel Financial Projections include certain financial measures that are not consistent with U.S. GAAP or IFRS, including Axalta adjusted EBITDA (post-SBC), AkzoNobel adjusted EBITDA (post-SBC) and free cash flow. Axalta and AkzoNobel management included forecasts of certain financial measures that are not consistent with U.S. GAAP or IFRS in the Axalta Financial Projections and the AkzoNobel Financial Projections, respectively, because they believe that such financial measures and similar measures are used in the industries in which they operate as a means of evaluating a company’s operating performance and liquidity, can be helpful in comparing their respective company’s past financial performance and future results and can be useful as a basis to compare their respective operating performance with that of other companies. The non-GAAP financial measures and non-IFRS financial measures presented in this proxy statement/prospectus are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with Axalta’s or AkzoNobel’s respective results of operations as determined in accordance with U.S. GAAP or IFRS, as applicable. The non-GAAP financial measures and non-IFRS financial measures presented in this proxy statement/prospectus have no standardized meaning prescribed by U.S. GAAP or IFRS, as applicable, and, therefore, have limits in their usefulness to Axalta’s or AkzoNobel’s shareholders. Because of the non-standardized definitions, the non-GAAP financial measures and non-IFRS financial measures in this proxy statement/prospectus and the accompanying footnotes may be calculated differently from, and may not be directly comparable to, similarly titled measures used by Axalta’s or AkzoNobel’s competitors and other companies, or any similarly titled measures used by AkzoNobel or Axalta, respectively.

The accompanying unaudited prospective financial information includes certain financial measures that are not consistent with U.S. GAAP or IFRS. Financial measures that are not consistent with U.S. GAAP and IFRS should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP and IFRS, and financial measures that are not consistent with U.S. GAAP or IFRS as used by Axalta or AkzoNobel may not be comparable to similarly titled amounts used by other companies. The footnotes to the table below provide certain supplemental information with respect to the calculation of these financial measures that are not consistent with U.S. GAAP or IFRS, as applicable. Such unaudited forward-looking financial information does not take into account any circumstances or events occurring after the date it was prepared and does not give effect to the business combination nor is it indicative for future results of the combined business.

The Axalta Financial Projections and the AkzoNobel Financial Projections, including the financial measures that are not consistent with U.S. GAAP or IFRS, as applicable, included therein, were prepared by Axalta management or AkzoNobel management, respectively, and were provided by Axalta management to the Axalta Board in connection with considering, analyzing and evaluating the potential merger, provided to and directed to be used by each of J.P. Morgan and Evercore in connection with their respective financial analyses and their respective opinions and, and the Axalta Financial Projections were made available to AkzoNobel in connection with evaluating the merger. Financial measures provided to a financial advisor or counterparty in connection with a business combination transaction are not subject to SEC rules regarding disclosures of non-GAAP financial measures, and reconciliations of non-GAAP financial measures were not relied upon by the Axalta Board, J.P. Morgan or Evercore in connection with their respective evaluations of the merger. In addition, none of AkzoNobel or any other potentially interested parties that received the Axalta Financial Projections were provided with any such reconciliation. Accordingly, Axalta has not provided in this proxy statement/prospectus a reconciliation of financial measures therein that are not consistent with U.S. GAAP to the relevant GAAP financial measures.

By including the projected financial data in this proxy statement/prospectus, none of Axalta, AkzoNobel or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Axalta or AkzoNobel or, upon consummation of the transactions contemplated by the merger agreement, MergeCo, compared to the information contained in the projected financial data. Accordingly, the projected financial data should not be construed as financial guidance, nor relied upon as such, and the Axalta Financial Projections may differ in important respects from the 2026 Axalta earnings guidance, which Axalta’s management prepared based on a different set of assumptions and the AkzoNobel Financial Projections may differ in important respects from the 2026 AkzoNobel earnings guidance, which AkzoNobel’s management prepared based on a different set of assumptions. The inclusion of the projected financial data in this proxy statement/prospectus does not constitute an admission or representation by Axalta, AkzoNobel or any of their respective representatives that the information contained therein is material. The projected financial data summarized in this section reflected the opinions, estimates and judgments of Axalta management and AkzoNobel management, as applicable, at the time they were prepared and have not been updated to reflect any changes since such projected financial data were prepared. NONE OF AXALTA, AKZONOBEL OR, AFTER CONSUMMATION OF THE MERGER, MERGECO, UNDERTAKES ANY OBLIGATION, EXCEPT AS REQUIRED BY LAW, TO UPDATE OR OTHERWISE REVISE THE PROJECTED FINANCIAL DATA TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION, CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS OR THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR. IN LIGHT OF THE FOREGOING FACTORS AND UNCERTAINTIES INHERENT IN THE PROJECTED FINANCIAL DATA, READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE RELIANCE ON THIS INFORMATION.

Axalta Financial Projections

The following table presents a summary of the Axalta Financial Projections that Axalta management prepared and used, along with other information, to prepare information that it reviewed with the Axalta Board and provided to Axalta’s financial advisors who were instructed by Axalta to use and rely upon such information for purposes of providing advice to the Axalta Board. The Axalta Financial Projections were also provided to AkzoNobel in connection with evaluating the potential merger.

	Fiscal Year ending December 31,
($ millions)	‘25E	‘26E	‘27E	‘28E	‘29E	‘30E
Revenue	5,105	5,275	5,479	5,694	5,907	6,028
Axalta adjusted EBITDA (post-SBC)(1)	1,109	1,180	1,225	1,279	1,345	1,361
Capital expenditures	180	200	205	190	190	190
Axalta unlevered free cash flow(2)	644	669	665	716	772	797

(1)

“Axalta adjusted EBITDA (post-SBC)” is defined as adjusted earnings before interest, taxes, depreciation and amortization and is burdened by stock-based compensation. Axalta adjusted EBITDA (post-SBC) is a non-GAAP and non-IFRS financial measure and should not be considered as an alternative to cash flows or a measure of liquidity. Other companies may calculate this measure differently, which limits comparability between companies.

(2)

“Axalta unlevered free cash flow” is defined as Axalta adjusted EBITDA (post-SBC), less capital expenditures, less cash taxes, less business incentive plan assets and less certain other cash flow items, including changes in net working capital. Axalta unlevered free cash flow is a non-GAAP and non-IFRS financial measure and should not be considered as an alternative to cash flows or a measure of liquidity. Other companies may calculate this measure differently, which limits comparability between companies.

The Axalta Financial Projections were developed consistent with Axalta’s ordinary course long-term planning process. The process is performed across each of Axalta’s reporting units: Refinish, Industrial, Light Vehicle and Commercial Vehicle. The business teams which lead those reporting units compile their financial projections at a regional level across North America, Latin America, Europe, Middle East and Africa (“EMEA”) and Asia Pacific. The revenue projections included in the Axalta Financial Projections leverage third-party market data where available such as country-level GDP growth projections, S&P global auto production forecasts and U.S.-Mexico-Canada Agreement (“USMCA”) Class 8 projections. Key assumptions applied in preparing the Axalta Financial Projections include:

•	Low single digit revenue growth in Refinish and Industrial;

•	Global light vehicle builds gradually increasing from approximately 90 million in 2025 to approximately 95 million in 2030;

•	USMCA Class 8 truck builds in the United States, Mexico and Canada increasing from 256 thousand in 2025 to 350 thousand in 2030;

•	Cost structure and margins slightly improving as productivity initiatives slightly outpace merit and inflationary increases; and

•	No significant structural impacts to manufacturing footprint and no merger and acquisition activity.

The Axalta Financial Projections are inherently susceptible to various factors which are outside of Axalta’s control and there can be no assurance that the underlying assumptions will prove to be accurate or that any projected results will be realized.

AkzoNobel Financial Projections

The following table presents a summary of the AkzoNobel Financial Projections that AkzoNobel management prepared and made available to Axalta in connection with evaluating the potential merger, which Axalta management used, along with other information, to prepare information that it reviewed with the

Axalta Board and provided to Axalta’s financial advisors who were instructed by Axalta to use and rely upon such information for purposes of providing advice and rendering their opinions to the Axalta Board.

	Fiscal Year ending December 31,
(€ millions)	‘25E(3)	‘26E	‘27E	‘28E	‘29E	‘30E
Revenue	9,883	10,142	10,506	10,872	11,254	11,592
AkzoNobel adjusted EBITDA (post-SBC)(1)	1,296	1,457	1,607	1,707	1,771	1,827
Capital expenditures	315	347	297	297	297	297
AkzoNobel unlevered free cash flow(2)	453	552	758	886	926	967

(1)

“AkzoNobel adjusted EBITDA (post-SBC)” is defined as adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation), calculated using certain GAAP concepts, including lease accounting for operational leases. AkzoNobel adjusted EBITDA (post-SBC) is a non-GAAP and non-IFRS financial measure and should not be considered as an alternative to cash flows or a measure of liquidity. Other companies may calculate this measure differently, which limits comparability between companies.

(2)

“AkzoNobel unlevered free cash flow” is defined as AkzoNobel adjusted EBITDA (post-SBC), less capital expenditures, less cash taxes, less pensions and other postemployment benefits expenses and contributions and less certain other cash flow items, including changes in net working capital (calculated using GAAP concepts). AkzoNobel unlevered free cash flow is a non-GAAP and non-IFRS financial measure and should not be considered as an alternative to cash flows or a measure of liquidity. Other companies may calculate this measure differently, which limits comparability between companies.

(3)	Assumes that Akzo Nobel India Limited (“AkzoNobel India”) has been divested.

The AkzoNobel Financial Projections were developed consistent with AkzoNobel’s annual strategic planning process. The process is performed across each of the reporting units: Decorative Paints (including sub units for EMEA, Asia and Latin America); and Performance Coatings (including sub-units for automotive and specialty, industrial, marine and protective and powder coatings). The business teams leading those units compile their financial projections for their relevant units, as applicable. The volume projections leverage third-party market data, including AkzoNobel’s external market data provider Orr & Boss covering the global paints and coatings markets. AkzoNobel’s detailed strategic planning process covers three years (FY2026, FY2027 and FY2028). Year four (FY2029) and year five (FY2030) have been extrapolated at the global AkzoNobel level. Key assumptions include:

•	Low single digit revenue growth;

•

Cost benefits from our selling, general and administrative costs simplification and industrial excellence programs included as per the existing plans (please refer to “Business Overview—Strategy—Industrial Excellence and Simplifying AkzoNobel Group’s Execution Model” for further detail);

•	Cost structure and margins slightly improving as productivity initiatives slightly outpace merit and inflationary increases; and

•	No merger and acquisition activity.

The AkzoNobel Financial Projections are inherently susceptible to various factors which are outside of AkzoNobel’s control and there can be no assurance that the underlying assumptions will prove to be accurate or that any projected results will be realized.

Synergy Projections

Axalta and AkzoNobel management jointly prepared estimates of certain cost synergies estimated to be potentially realizable by the combined business following completion, which were provided to the Axalta Board in connection with its consideration, analysis and evaluation of the potential merger and provided to, and directed to be used by, each of J.P. Morgan and Evercore in connection with their respective financial analyses and their respective opinions described in the section of this proxy statement/prospectus above entitled “—Opinions of Axalta’s Financial Advisors.” These estimates of cost synergies estimated to be potentially realizable by the combined business following completion were based on numerous variables and assumptions that are inherently uncertain, many of which are beyond the control of Axalta’s and AkzoNobel’s management and will be beyond the control of MergeCo’s management.

Axalta and AkzoNobel management estimated that approximately $600 million of estimated pre-tax run-rate cost synergies could be potentially realizable on an annual basis following completion, with 90% of such synergies expected to be achieved within the first three years following the close of the transaction. Such cost synergies related primarily to procurement, selling, general and administrative efficiencies, footprint optimization and improved supply chain management. The estimated cost synergies assumed that the expected benefits of the transaction would be realized. There will be expected one-time costs of achieving these cost synergies which are estimated to be approximately $600 million.

No assurance can be given that the integration process will deliver all or substantially all of the expected benefits of the transaction. See the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Transaction and MergeCo Group,” including “—MergeCo Group may not realize all of the anticipated benefits of the transaction.”

Listing of MergeCo Ordinary Shares and Termination of ADRs

It is a condition to completion that the MergeCo ordinary shares to be issued in the merger are authorized for listing on the NYSE, subject only to official notice of issuance. It is intended that all MergeCo ordinary shares will be listed on the NYSE. Pursuant to the merger agreement, AkzoNobel must use its reasonable best efforts to cause the MergeCo ordinary shares to be listed for trading on the NYSE as of the effective time. Further, AkzoNobel shall also cause the MergeCo ordinary shares to be issued in connection with the transaction to be listed and admitted to trading on Euronext Amsterdam until such time as the MergeCo ordinary shares are delisted from Euronext Amsterdam.

All MergeCo ordinary shares following completion of the transaction will be transferred and delivered to Cede & Co., as nominee for DTC, and accepted for clearing and settlement in book-entry form through the facilities of DTC and its participating entities, with trades on Euronext Amsterdam being settled through the clearing systems of Euroclear Nederland. Any MergeCo shareholders who qualify as “affiliates,” as defined in Rule 144 under the U.S. Securities Act will, following such delivery, be required to hold their MergeCo ordinary shares in registered form, evidenced through DRS. The name of each DRS Holder will be entered as the registered owner of the relevant number of MergeCo ordinary shares on MergeCo’s register. DRS is a method of recording entitlement to shares in book-entry form that enables the exchange agent (as defined below) to maintain those MergeCo ordinary shares electronically in MergeCo’s records on behalf of the relevant shareholder outside of DTC.

AkzoNobel currently maintains the ADR Program. Each American Depository Receipt (“ADR”) represents ownership in one-third of an AkzoNobel ordinary share. Pursuant to the merger agreement, AkzoNobel must use its reasonable best efforts to cause the ADR Program to be terminated as of the effective time.

As a result of the registration of the AkzoNobel ordinary shares (which are referred to as MergeCo ordinary shares following completion) with the SEC pursuant to the registration statement of which this proxy statement/prospectus forms a part, AkzoNobel (which is referred to as MergeCo following completion) will become subject to the periodic reporting requirements of a foreign private issuer under the U.S. Exchange Act.

For more information see the sections of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Listing of AkzoNobel Ordinary Shares; Termination of ADRs.”

Delisting from Euronext Amsterdam

Pursuant to the merger agreement, AkzoNobel undertakes to take all necessary actions to effect the delisting of the MergeCo ordinary shares from Euronext Amsterdam on or as soon as practicable following completion, subject to compliance with applicable laws and applicable Euronext Amsterdam regulations. AkzoNobel currently anticipates the delisting will occur approximately 12 months after completion.

Delisting and Deregistration of Axalta Common Shares

If the transaction is completed, there will no longer be any publicly held Axalta common shares. Accordingly, the Axalta common shares will be delisted from the NYSE and deregistered under the U.S. Exchange Act as promptly as practicable after the effective time, and Axalta will no longer be required to file periodic reports with the SEC with respect to Axalta common shares.

Pursuant to the merger agreement, Axalta must use its reasonable best efforts to take or cause to be taken all actions reasonably necessary, proper or advisable to delist the Axalta common shares from the NYSE and to terminate its registration under the U.S. Exchange Act as promptly as practicable after the effective time.

Treatment of Axalta Equity Awards

Pursuant to the merger agreement, each Axalta equity award that is held immediately prior to the effective time will be treated as follows:

•

Each Axalta stock option, whether vested or unvested, that is held by a current Axalta service provider immediately prior to the effective time will convert into a MergeCo stock option with respect to a number of MergeCo ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of Axalta common shares subject to such Axalta stock option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Axalta stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Axalta assumed stock option will be subject to the same terms and conditions (including with respect to vesting) that applied to the corresponding Axalta stock option award immediately prior to the effective time.

•

Each Axalta stock option, whether vested or unvested, that is held by a former Axalta service provider immediately prior to the effective time will convert into the right to receive a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such stock option immediately prior to the effective time, less the number of shares with a value equal to the aggregate exercise price of such stock option, and (ii) the exchange ratio, with any Axalta stock option that has a per share exercise price that is equal to or greater than the closing price of an Axalta common share on the trading day immediately preceding the effective time cancelled without consideration.

•

Each Axalta RSU and each Axalta PSU, other than a Terminating Axalta RSU or Terminating Axalta PSU, will convert into an award of MergeCo restricted stock units (each, an “RSU conversion award”) with respect to a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such Axalta RSU or Axalta PSU immediately prior to the effective time and (ii) the exchange ratio, with the same terms and conditions that applied to such Axalta RSU or Axalta PSU immediately prior to the effective time (including with respect to vesting); provided that, (A) if any fractional MergeCo ordinary shares would result from such conversion, the holder of such award will receive a cash payment, calculated in the same manner as for shareholders of Axalta who receive cash in lieu of fractional shares, as described in the section of this proxy statement/prospectus entitled “The Merger Agreement—No Fractional Shares” and (B) in the case of each Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be based on the greater of target and actual performance through the effective time and the corresponding RSU conversion award will no longer be subject to any performance-based vesting conditions.

•

Each Terminating Axalta RSU or each Terminating Axalta PSU will be converted into the right to receive the number of MergeCo ordinary shares that corresponds to the number of Axalta common shares subject to such award immediately prior to the effective time; provided that, in the case of each Terminating Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be determined based on (A) in the case of awards held by former service providers for which the performance period has not yet been completed, the greater of target and actual performance through the effective time, and (B) in the case of awards for which the performance period has been completed, actual performance.

As soon as practicable following the effective time, MergeCo will file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) to register the AkzoNobel ordinary shares underlying such assumed RSU Awards, assumed PSU awards and assumed options, and will use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed RSU awards, assumed PSU awards and assumed options remain outstanding.

Interests of Axalta’s Directors and Executive Officers in the Transaction

In considering the recommendation of the Axalta Board with respect to the Axalta transaction-related proposals, you should be aware that Axalta’s directors and executive officers have interests in the transaction that are different from, or in addition to, those of Axalta shareholders generally. The Axalta Board was aware of and considered these interests (to the extent then known), among other matters, in evaluating, negotiating and approving the merger agreement and in determining to recommend that Axalta shareholders approve the Axalta transaction-related proposals. Such interests are described in more detail below.

Axalta’s executive officers for purposes of the discussion below are:

•	Chris Villavarayan (Chief Executive Officer and President)

•	Carl Anderson (Senior Vice President and Chief Financial Officer)

•	Troy Weaver (President, Global Refinish)

•	Hadi Awada (President, Global Mobility Coatings)

•	Timothy Bowes (President, Global Industrial Coatings)

•	Alex Tablin-Wolf (Senior Vice President, General Counsel & Corporate Secretary)

•	Amy Tufano (Senior Vice President and Chief Human Resources Officer)

In accordance with SEC rules, this discussion is also meant to cover former directors and executive officers of Axalta who served in such capacity at any time since January 1, 2025, which consists of Shelley J. Bausch (former President, Global Industrial Coatings), whose employment with Axalta terminated in March 2025. Because Axalta is not aware of any interests Shelley J. Bausch may have in the transaction, she has been excluded from the disclosure below.

Treatment of Axalta Equity Awards

For information regarding beneficial ownership of Axalta common shares, which generally excludes the Axalta equity awards described below, by each of Axalta’s directors and named executive officers and all of such directors and executive officers as a group, please see the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities—Security Ownership of Axalta.” Each of Axalta’s directors and executive officers will be entitled to receive, for each Axalta common share he or she holds, the same merger consideration in the same manner as other Axalta shareholders.

As described further in the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Axalta Equity Awards,” pursuant to the merger agreement, each Axalta equity award that is outstanding immediately prior to the effective time, including those held by Axalta’s directors and executive officers, will generally convert into an equivalent MergeCo equity award, generally on the same terms and conditions, including vesting terms, other than performance vesting terms, which will be deemed satisfied at the greater of target and actual performance. Notwithstanding the foregoing, the merger agreement also provides that Axalta equity awards held by non-employee members of the Axalta Board and Axalta PSUs for which the performance period has been completed as of the effective time will instead vest and be converted into the right to receive the merger consideration for each Axalta common share subject to the award.

Under the terms of Axalta’s equity awards, in the event of an employee’s, including an executive officer’s, termination without cause or for good reason on or within two years following the effective time (a “qualifying termination”), all then outstanding and unvested converted Axalta equity awards held by such employee will vest, except that any Axalta equity awards that are granted during fiscal year 2027 would only vest on a pro-rata basis.

The following table sets forth, by type of Axalta equity award, for each Axalta director and each Axalta executive officer, an estimate of the aggregate value of such Axalta equity awards that may be held by each such individual at the effective time. The amounts set forth in the table below have been determined based on the number of Axalta equity awards held by each such individual as of June 16, 2026, the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus, and assuming that (i) the price per share of Axalta common shares at the effective time is $29.20, which is the five-day average closing price of Axalta common shares following the first public announcement of the transaction on November 18, 2025, as required by SEC rules, (ii) all Axalta PSUs have their performance criteria satisfied at the target levels, (iii) the effective time occurs on December 31, 2026, which is the assumed completion date only for purposes of this compensation-related disclosure, and (iv) the individuals included in the tables below do not receive any additional grants of Axalta equity awards or forfeit any Axalta equity awards prior to December 31, 2026, and the values in the table below exclude the Axalta equity awards that are expected to vest prior to such date.

	Vested Axalta Stock Options(1)	Unvested Axalta Stock Options(1)	Axalta RSUs	Axalta PSUs(2)	Total
Non-Employee Directors
Rakesh Sachdev	—	—	$184,340	—	$184,340
Jan Bertsch	—	—	$184,340	—	$184,340
William Cook	—	—	$184,340	—	$184,340
Tyrone Jordan	—	—	$184,340	—	$184,340
Deborah Kissire	—	—	$184,340	—	$184,340
Samuel Smolik	—	—	$184,340	—	$184,340
Kevin Stein	—	—	$184,340	—	$184,340
Mary Zappone	—	—	$184,340	—	$184,340

Executive Officers
Chris Villavarayan	—	—	$8,704,053	$6,685,223	$15,389,276
Carl Anderson	—	—	$2,220,193	$1,838,023	$4,058,216
Troy Weaver	$25,347	—	$1,427,296	$1,181,549	$2,634,192
Hadi Awada	—	—	$1,141,837	$945,204	$2,087,041
Timothy Bowes	—	—	$1,200,733	$945,204	$2,145,937
Amy Tufano	—	—	$922,194	$681,236	$1,603,430
Alex Tablin-Wolf	—	—	$1,268,068	$891,301	$2,159,369

(1)	Excludes any Axalta stock options for which the exercise price is equal to or greater than the assumed stock price of $29.20.
(2)

Reflects achievement of target performance. Axalta PSUs will in general have their performance conditions deemed satisfied at the effective time at the greater of target and actual performance, other than any Axalta

PSUs for which the performance period has been completed prior to the effective time, which will have their performance conditions evaluated based on actual performance. The maximum possible payout level, assuming actual performance is at the maximum level, would result in twice the amounts reported in this column.

Executive Severance Arrangements

Chris Villavarayan and Axalta entered into an Executive Restrictive Covenant and Severance Agreement (the “CEO Severance Agreement”), while each other Axalta executive officer is a participant in the Axalta Amended and Restated Restrictive Covenant and Severance Policy (the “Executive Severance Plan”), each of which provides for the following severance payments and benefits in the event the applicable executive experiences a qualifying termination.

•	a lump sum cash payment equal to two (three in the case of Chris Villavarayan) times the sum of the executive’s annual base salary and target bonus amount;

•

a lump sum cash payment equal the value of the premiums that would be necessary for the executive to continue group medical, dental and vision coverage for 24 (36 in the case of Chris Villavarayan) months;

•	accelerated vesting of outstanding equity awards; and

•	for executives other than Chris Villavarayan, up to 12 months of outplacement services.

The foregoing severance payments and benefits are contingent on the executive’s execution and non-revocation of a release of claims in favor of Axalta and compliance with any restrictive covenants to which the executive is subject. Each of the Executive Severance Plan and the CEO Severance Agreement contain a best-net cutback provision whereby if the relevant executive would receive payments or benefits in connection with the transaction, including severance, that would trigger the adverse tax consequences under Sections 280G and 4999 of the Code, then the payments and benefits will either be (i) reduced to the amount necessary to prevent the imposition of such adverse tax consequences or (ii) provided in full, whichever results in the greater after-tax payments and benefits to the executive.

For the quantification of the value of the severance payments and benefits described above that would be payable to Axalta’s named executive officers upon a qualifying termination, see the section of this proxy statement/prospectus entitled “—Interests of Axalta’s Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Axalta’s Named Executive Officers in Connection with the Transaction.”

Retention Bonuses

In connection with the transaction, the Compensation Committee of the Axalta Board approved the establishment of a retention bonus program for certain Axalta employees, including Axalta executives (other than Chris Villavarayan). On December 15, 2025 the Compensation Committee of the Axalta Board approved the following cash retention bonuses for the executive officers: Carl Anderson ($1,360,009), Troy Weaver ($1,084,837), Hadi Awada ($1,040,130), Timothy Bowes ($1,032,500), Alex Tablin-Wolf ($864,025) and Amy Tufano ($792,402).

The retention bonuses were granted pursuant to a retention bonus letter agreement (each, a “Retention Agreement”) and will vest in full on the date that is six months following the effective time, subject to the applicable executive’s continued employment through such date. The Retention Agreements provide that, in the event the applicable executive’s employment is (i) terminated without cause or due to death or disability prior to the effective time, the executive (or such executive’s heirs, as applicable) will be eligible to receive, contingent on completion, a prorated retention bonus in the case of a termination without cause or the full retention bonus in the case of termination due to death or disability, in each case, as of the effective time and (ii) terminated without cause, for good reason or due to death or disability on or following the effective time, the executive (or such executive’s heirs, as applicable) will be eligible to receive the full retention bonus as of such termination. Payment of each retention bonus will be subject to the executive’s continued compliance with applicable restrictive covenants and, if such payment is in connection with a termination of employment without cause, for good reason or due to disability, timely execution and non-revocation of a general release of claims.

For purposes of the retention bonuses, the Retention Agreements modify an executive’s definition of good reason to provide that (A) a decrease of 5% or greater in the executive’s annual target bonus will constitute good reason and (B) a material decrease in the executive’s authority or area of responsibility solely as a result of his or her position immediately following the effective time will not constitute good reason.

Positions with MergeCo

As described in the section of this proxy statement/prospectus entitled “The Merger Agreement—Post-Completion MergeCo Board” and in accordance with the terms set forth in the merger agreement, Axalta and AkzoNobel anticipate that Rakesh Sachdev will be appointed to serve as a non-executive director and the chair of the MergeCo Board, Chris Villavarayan will be appointed to serve as an executive director on the MergeCo Board for the first six months following completion and the Deputy-Chief Executive Officer of MergeCo, Carl Anderson will be appointed to serve as an executive director of the MergeCo Board (upon the resignation of Chris Villavarayan as an executive director) and the Chief Financial Officer of MergeCo, Jan Bertsch will be appointed to serve as a non-executive director of the MergeCo Board and Kevin Stein will be appointed to serve as a non-executive director of the MergeCo Board. Each initial member of the MergeCo Board will serve an initial three-year term, with the end of such term adjusted as necessary to coincide with the date of the first annual general meeting of MergeCo held after the third anniversary of completion, except that Chris Villavarayan will serve on the MergeCo Board as an executive director for the first six months following completion, at which point he will resign from the MergeCo Board and be replaced by Carl Anderson as executive director of the MergeCo Board. Carl Anderson will serve for the remainder of the initial three-year term Chris Villavarayan began. In total, the MergeCo Board will initially consist of four directors designated by Axalta (including one executive director, which shall be the Deputy-Chief Executive Officer of MergeCo, and three non-executive directors, including the Chair of the MergeCo Board).

Other than as described above, as of the date of this proxy statement/prospectus, none of Axalta’s directors or executive officers has entered into any agreement, arrangement or understanding with AkzoNobel regarding employment or other services, or providing for any compensation or benefits, following the effective time, and the transaction is not conditioned upon entrance into any such agreement, arrangement or understanding.

Continuing Employee Benefits

The merger agreement provides for certain customary protections regarding the compensation and benefits of continuing employees, including the executive officers, during their employment with MergeCo following the effective time. The relevant provisions are described in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement—Employee Matters.”

Treatment of Annual Bonuses

The merger agreement provides for certain protections for annual bonuses for the year in which the effective time occurs, including for the executive officers. The relevant provisions are described in more detail in the section of this proxy statement/prospectus entitled “The Merger Agreement–Employee Matters.”

Section 280G Mitigation Actions

Axalta is conducting an ongoing analysis of the potential impact of Section 280G of the Code in connection with the transaction. Although the ultimate impact of Section 280G of the Code is contingent on numerous factors, including the date on which the effective time occurs and AkzoNobel’s share price on and following the effective time, Axalta has identified two executive officers, Alex Tablin-Wolf and Amy Tufano, who, absent any mitigating actions, could trigger the adverse tax consequences imposed by Section 280G of the Code. These consequences consist of a 20% excise tax on any amounts that are considered “excess parachute payments,” within the meaning of Section 280G of the Code, which excise tax is, payable by the individual, and the inability of MergeCo to claim the benefit of a tax deduction with respect to such payments. As a result, it is in the interests of Axalta’s executive officers, Axalta, MergeCo and their respective shareholders to minimize the impact of Section 280G of the Code in connection with the transaction.

In order to preserve the retentive value of the impacted individuals’ equity awards and other compensation, as well as the ability of MergeCo to potentially claim a tax deduction in respect of such payments, Axalta, in consultation with AkzoNobel, approved the following customary actions in December 2025 to mitigate the impact of Section 280G of the Code for Alex Tablin-Wolf and Amy Tufano: (i) accelerating Axalta RSUs and Axalta PSUs scheduled to vest in the first quarter of 2026, such that such vesting occurred in December 2025, with the number of Axalta PSUs accelerating based on a percentage (85% or 50%) of the Axalta PSUs expected to vest based on a good faith estimate of performance at such time; and (ii) the payment of 85% of his or her expected 2025 bonus in December 2025. The accelerated amounts are subject to repayment by the applicable executive if it is determined that the executive would not have subsequently earned the amount, whether as a result of a failure to achieve a required level of performance or to remain continuously employed at the time that the vesting or payment would have otherwise occurred absent such acceleration.

Axalta’s review of the impact of Section 280G of the Code is ongoing and Axalta may, in consultation with AkzoNobel, take further action to mitigate the impact of Section 280G of the Code if Axalta believes it is in the best interest of Axalta, AkzoNobel or MergeCo to do so. To the extent Alex Tablin-Wolf, Amy Tufano or any other Axalta executive officer is subject to the adverse tax consequences of Section 280G of the Code following such mitigation, he or she would be subject to the best-net cutback provisions described above.

Director and Officer Indemnification

Pursuant to the terms of the merger agreement, Axalta directors and Axalta executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the effective time. For a more detailed description of the provisions of the merger agreement relating to director and officer indemnification, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Indemnification and Insurance.”

Quantification of Potential Payments and Benefits to Axalta’s Named Executive Officers in Connection with the Transaction

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Axalta’s named executive officers that is based on or otherwise relates to the transaction and that will or may become payable to the named executive officers at either the effective time or upon a qualifying termination upon or following the effective time. The table below sets forth, for the purposes of this compensation disclosure, the amount of payments and benefits that each named executive officer would receive at the effective time based on the following assumptions: (i) the effective time occurs on December 31, 2026, which is the assumed completion date only for purposes of this compensation-related disclosure; (ii) each named executive officer experiences a termination at the effective time under circumstances that would entitle the executive to severance benefits; (iii) each named executive officer’s base salary rate and annual target bonus remains unchanged from that in effect as of June 16, 2026; (iv) the number of unvested Axalta equity awards held by each named executive officer is the number of equity awards held by such executive as of June 16, 2026 (the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus), less any awards expected to vest in the ordinary course prior to December 31, 2026, and assuming no additional grants or forfeitures of Axalta equity awards prior to December 31, 2026; (v) the price of Axalta common shares at the effective time is $29.20, which is the five-day average closing price of Axalta common shares following the first public announcement of the transaction on November 18, 2025, as required by SEC rules; and (vi) all Axalta PSUs and bonus amounts have their performance criteria satisfied at the target levels.

The calculations in the table do not include amounts that Axalta’s named executive officers were already entitled to receive or that were vested in as of the date of this proxy statement/prospectus. Moreover, as a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For the purposes of this disclosure, “double-trigger” refers to payments or benefits that require two conditions, completion as well as another condition, such as a qualifying termination or continued employment through a certain date. “Single-trigger” refers to payments or benefits that become due or payable solely as a result of completion.

Eligibility for the amounts set forth in the table below that are payable upon a qualifying termination is contingent upon the applicable named executive officer’s execution of, and compliance with, a release of claims in favor of Axalta as well as continued compliance with any applicable restrictive covenant agreements.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Chris Villavarayan	$9,409,729	$15,389,276	—	$24,799,005
Carl Anderson	$4,879,465	$4,058,216	$25,000	$8,962,681
Troy Weaver	$3,848,503	$2,608,845	$25,000	$6,482,348
Hadi Awada	$3,728,476	$2,087,041	$25,000	$5,840,517
Timothy Bowes	$3,677,072	$2,145,937	$25,000	$5,848,009

(1)

Represents the named executive officer’s (i) potential cash severance, payable in a lump sum pursuant to the CEO Severance Agreement or the Executive Severance Plan, as applicable, (ii) annual bonus for 2026, which, based on the assumed date of the effective time, will be determined by Axalta in connection with the consummation of the transaction, but otherwise payable in accordance with the terms and conditions of Axalta’s annual bonus program, and (iii) retention bonus, which amounts are each set forth in the table below.

	Severance(a)	Annual Bonus(b)	Retention Bonus(c)	Total
Chris Villavarayan	$7,927,729	$1,482,000	—	$9,409,729
Carl Anderson	$2,855,915	$663,541	$1,360,009	$4,879,465
Troy Weaver	$2,284,788	$478,878	$1,084,837	$3,848,503
Hadi Awada	$2,226,974	$461,372	$1,040,130	$3,728,476
Timothy Bowes	$2,187,691	$456,881	$1,032,500	$3,677,072

(a)

Cash severance is equal to two (three in the case of Chris Villavarayan) times the sum of the executive’s (i) base salary, (ii) annual target bonus and (iii) the value of the premiums that would be necessary for the executive to continue group medical, dental and vision coverage for one year. These amounts are “double-trigger” payments since they are only payable if the executive incurs a qualifying termination.

(b)

Represents the executive’s 2026 annual bonus, which is assumed payable at the target level. These amounts are “double-trigger” payments since they require continued employment in accordance with the terms of Axalta’s annual bonus plan.

(c)

Represents the executive’s retention bonus, which is a “double-trigger” payment since it requires either continued employment through the date that is six months after the effective time or certain terminations of employment.

(2)

Represents the estimated value of unvested Axalta equity awards that would accelerate and vest upon a qualifying termination on or following the effective time and are therefore “double-trigger” payments.

	Unvested Axalta Stock Options(a)	Axalta RSUs	Axalta PSUs(b)	Total
Chris Villavarayan	—	$8,704,053	$6,685,223	$15,389,276
Carl Anderson	—	$2,220,193	$1,838,023	$4,058,216
Troy Weaver	—	$1,427,296	$1,181,549	$2,608,845
Hadi Awada	—	$1,141,837	$945,204	$2,087,041
Timothy Bowes	—	$1,200,733	$945,204	$2,145,937

(a)	None of the named executive officers holds unvested Axalta Stock Options.
(b)

Axalta PSUs will generally be paid based on the greater of target and actual performance. The amounts above assume achievement of target performance for all Axalta PSUs. The maximum possible payout level, assuming actual performance is at the maximum level, would result in twice the amounts reported in this column. While Axalta PSUs generally constitute “double-trigger” payments, including based on the assumed date of the effective time, if the effective time occurs after the completion of the applicable performance period for any Axalta PSUs but before the date all time-vesting criteria have been satisfied, then such Axalta PSUs will become payable upon the effective time and will therefore constitute “single-trigger” payments.

(3)

Represents the value of outplacement benefits under the Executive Severance Plan. Chris Villavarayan’s severance terms are governed by the CEO Severance Agreement, which does not provide for outplacement benefits. These benefits are “double-trigger” benefits since they are only provided on a qualifying termination.

Accounting Treatment of the Transaction

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, referred to as IFRS 3. IFRS 3 requires that one of the two companies in a transaction be designated as the acquirer for accounting purposes based on the evidence available. AkzoNobel will be treated as the acquiring entity for accounting purposes. In identifying AkzoNobel as the acquiring entity for accounting purposes, AkzoNobel and Axalta took into account the anticipated relative voting rights of all equity instruments of MergeCo, the intended composition of the governing body and senior management of MergeCo and the relative size of the companies. In assessing the size of each of the companies, AkzoNobel’s and Axalta’s management evaluated various metrics, including, but not limited to, revenue, profit before taxation, total assets and market capitalization. Accordingly, AkzoNobel will record assets acquired, including identifiable intangible assets, and liabilities assumed from Axalta Group at their respective fair values at the date of completion. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of AkzoNobel Group after completion will reflect Axalta Group after completion, but will not be restated retroactively to reflect the historical financial condition or results of operations of Axalta Group. The earnings of AkzoNobel Group following completion will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including certain trademarks, and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, AkzoNobel Group determines that tangible or intangible assets (including goodwill) are impaired, AkzoNobel Group would record an impairment charge at that time.

Regulatory Clearances Required for the Transaction

General

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, AkzoNobel and Axalta have each agreed to use their respective reasonable best efforts to obtain certain specified regulatory approvals required to complete the transaction. This includes, among other things: (i) jointly, or if legally required, separately but in close consultation with one another, make certain specified filings, unless otherwise agreed between AkzoNobel and Axalta and any other regulatory clearances mutually agreed to by AkzoNobel and Axalta as soon as permitted and practicably feasible after the effective date of the merger agreement, but in any event within applicable mandatory deadlines; (ii) cooperating fully with one another and use their respective reasonable best efforts to take any and all actions reasonably necessary to obtain certain specified regulatory clearances and to respond as promptly as practicable to any request for information from applicable regulatory authorities of competent jurisdiction; (iii) reasonably consulting and cooperating with one another, including by (to the extent legally permissible) providing to the other in advance a reasonable opportunity to review and comment on communications made or submitted in connection with the proceedings relating to certain specified regulatory clearances, (iv) assisting and furnishing the other with any reasonably necessary information, documentation or assistance reasonably necessary in connection with obtaining certain specified regulatory clearances, (v) to the extent practicable and permitted by applicable law, provide the other reasonably advanced notice of meetings and communications with applicable regulatory authorities; (vi) to the extent practicable and permitted by applicable law, give each other timely notice of, and opportunity to participate in, meetings, oral communications or other material discussions with regulatory authorities, (vii) refraining from taking any action that would reasonably be expected to cause material delay to, materially hinder, prevent or materially prejudice satisfaction of the merger conditions; (viii) jointly determine strategy and consult and cooperate with one another in relation to obtaining the specified regulatory approvals; and (ix) consenting, and causing their respective subsidiaries to consent to, any divestiture, sale, disposition or other structural or conduct remedy so long as, among other limitations, such consent is conditioned on the consummation of the transaction and is not materially burdensome. For more information on these obligations, see the sections of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Efforts to Complete the Merger.”

Antitrust Clearance in the United States

Under the HSR Act, certain transactions, including the transaction, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. If the FTC or the Antitrust Division issues a request for additional information and documentary material (a “second request”) prior to the expiration of the initial waiting period, AkzoNobel and Axalta must observe a second 30-calendar day waiting period, which would begin to run only after each of AkzoNobel and Axalta has substantially complied with the second request, unless such waiting period is terminated earlier or the waiting period is otherwise extended through agreement by the FTC or the Antitrust Division and the parties to the transaction.

Each of AkzoNobel and Axalta filed its respective HSR Act notification and report with respect to the transaction on January 21, 2026. On February 20, 2026, AkzoNobel and Axalta each received a request for additional information and documentary material, often referred to as a “second request,” from the FTC under the HSR Act.

At any time before or after the transaction is completed, the FTC or DOJ could take action under U.S. antitrust laws in opposition to the transaction, including seeking to enjoin completion, condition approval of the transaction upon certain actions or divestitures of certain assets or impose restrictions on AkzoNobel’s post-transaction operations. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take such action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Merger Clearance in the European Union

The EU Merger Regulation requires notification to and approval by the European Commission of mergers or acquisitions involving parties with worldwide and European Union sales exceeding specified thresholds. The parties will submit a draft Form CO filing in pre-notification phase with the European Commission and will formally submit the filing upon invitation from the European Commission. Receipt of the formal notification begins the European Commission’s Phase I review which runs for 25 working days, which may be extended by an additional 10 working days if the parties propose remedies. The European Commission may begin a Phase II investigation that runs for 90 working days, but may be extended by an additional 15 working days if the parties offer remedies after the 55th working day of Phase II and may be further extended for an additional 20 working days if the parties consent. A Phase II investigation may be extended further by formal information requests by the European Commission, which suspends the review period until the response to such request has been submitted.

AkzoNobel and Axalta commenced the pre-filing notification process with the European Commission (European Union) on January 26, 2026.

Merger Clearance in the United Kingdom

The parties will notify the CMA of the transaction under the United Kingdom Enterprise Act 2022 by filing a draft Merger Notice as part of a pre-notification process with the CMA. Based on the pre-notification, the CMA will determine (i) whether it has any additional questions about the merger in response to the pre-notification or (ii) require a formal notification be made. If the formal notification is required, the CMA can either approve (unconditionally or conditional upon remedies) or prohibit the transaction. Receipt of the formal notification begins the CMA’s Phase I review, which runs for 40 working days. At the end of the Phase I review, the CMA will determine if the transaction may result in a substantial lessening of competition, and if so, will refer it to an in-depth review in Phase II, unless the parties offer adequate remedies within five working days of the CMA’s decision. The CMA has 24 weeks to complete the Phase II review, but such time period can be extended for an additional eight weeks at their discretion if they consider there are special reasons to do so. At the end of the Phase II review, the CMA will conclude whether to take action for the purpose of remedying, mitigating or preventing the substantial lessening of competition or approving the merger.

Each of AkzoNobel and Axalta commenced the pre-notification process with the CMA on March 13, 2026.

Other Regulatory Clearances

Additionally, under the merger agreement, AkzoNobel and Axalta must also make merger control filings and foreign direct investment filings, as the case may be, in certain other jurisdictions and a filing with the European Commission under the Foreign Subsidies Regulation (Regulation EU No. 2022/2560). The transaction may not be completed until after the applicable waiting periods have expired or the relevant approvals have been obtained under applicable laws. AkzoNobel and Axalta are in the process of filing applications to obtain the necessary regulatory clearances.

Timing; Challenges by Governmental and Other Entities

Although AkzoNobel and Axalta believe that they will be able to obtain the requisite regulatory clearances in a timely manner, they cannot be certain when or if they will do so, or if any clearances will contain terms, conditions, or restrictions that will be materially burdensome for AkzoNobel, Axalta, or their respective subsidiaries after the consummation of the merger.

There can be no assurance that any of the governmental or other entities described above, including the DOJ, FTC, U.S. state attorneys general, foreign regulators and private parties, will not challenge the transaction on regulatory grounds and, if such a challenge is made, there can be no assurance as to its result. It is not certain how long it will take to obtain all of the required regulatory clearances or whether such clearances will ultimately be obtained, and there may be a substantial period of time between the approval by the AkzoNobel shareholders and Axalta shareholders and completion.

Subject to certain conditions, if the transaction is not completed on or before the end date (as it may be extended in accordance with the merger agreement), either AkzoNobel or Axalta may terminate the merger agreement. For more information, see the section of this proxy statement/prospectus entitled “The Merger Agreement—Termination of the Merger Agreement.”

Statutory Appraisal Rights

Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, every shareholder of the Bermuda company is entitled to receive fair value for its shares. Pursuant to section 106(2)(b)(i) of the Bermuda Companies Act, the Axalta Board considers the fair value for each Axalta common share to be $28.18 per Axalta common share (being the closing price per Axalta common share on the New York Stock Exchange on November 17, 2025, the last trading day before the public announcement of the merger agreement). Any claims pursuant to section 106(2)(b)(ii) of the Bermuda Companies Act should be submitted to Axalta within one (1) month of the Axalta special meeting.

Any dissenting shareholders who are not satisfied that they have been offered fair value for their Axalta common shares, may within one month of the giving of the notice of the Axalta special meeting (delivered with this proxy statement/prospectus) apply to the Supreme Court of Bermuda for an appraisal of the fair value of their Axalta common shares, pursuant to Section 106(6) of the Bermuda Companies Act.

If an Axalta shareholder votes in favor of the merger proposal at the Axalta special meeting, such Axalta shareholder will not have the right to apply to the Supreme Court of Bermuda for an appraisal of the fair value of its Axalta common shares, and instead, if the merger is consummated, and as discussed in the section of this proxy statement/prospectus entitled “The Merger Agreement—Effect of the Merger and Merger Consideration,” each Axalta common share of such shareholder will be converted into the right to receive the merger consideration. Voting against the merger proposal, or not voting, will not in itself satisfy the requirements for notice and exercise of an Axalta shareholder’s right to apply for appraisal of the fair value of its Axalta common shares. Axalta shareholders who do not strictly comply with the requirements of Section 106(6) of the Bermuda Companies Act will not be entitled to exercise the appraisal rights granted thereunder.

There are limited decisions of the Supreme Court of Bermuda and no statutory rules prescribing in detail the operation of the provisions of the Bermuda Companies Act governing appraisal rights that are set forth in Section 106(6) of the Bermuda Companies Act or the process of appraisal by the Supreme Court of Bermuda. The Supreme Court of Bermuda retains considerable discretion as to the precise methodology that it would adopt when determining the fair value of shares in an appraisal application under Section 106(6) of the Bermuda Companies Act.

Notwithstanding the exercise by dissenting shareholders of their appraisal rights pursuant to Section 106(6) of the Bermuda Companies Act, at the effective time and subject to applicable law, each dissenting share subject to appraisal will be converted into the right to receive the merger consideration. If the appraised fair value is greater than the merger consideration paid, then in addition to such merger consideration, the applicable dissenting shareholder will be entitled to receive, following the decision of the Supreme Court of Bermuda, a cash payment equal to the difference between the appraised fair value and the merger consideration paid within one month after the appraised fair value is determined pursuant to such appraisal procedure. A dissenting shareholder has no right of appeal from an appraisal made by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act.

Axalta shareholders that hold their Axalta common shares directly—not in the name of a broker, bank, nominee or other holder of record—are entitled to exercise their rights pursuant to Section 106 of the Bermuda Companies Act. Accordingly, any Axalta shareholder whose Axalta common shares are not held in their own name, and who intend to invoke Section 106 of the Bermuda Companies Act, are advised to transfer their Axalta common shares into their own name in sufficient time to exercise their rights or consult with their brokers, banks, nominees or other holders of record, as applicable, to determine the appropriate procedures to exercise their rights pursuant to Section 106 of the Bermuda Companies Act. Section 106 of the Bermuda Companies Act may only be invoked in respect of Axalta common shares by qualifying Axalta shareholders who have not voted in favor of the merger proposal.

Under the merger agreement, Axalta will promptly notify AkzoNobel of (i) any demands for appraisal (or attempted withdrawals or withdrawals thereof) and any other instruments served under the Bermuda Companies Act and received by Axalta in connection with the foregoing, and, to the extent Axalta has knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the dissenting shares under Section 106(6) of the Bermuda Companies Act, and (ii) to the extent permitted by applicable law, the opportunity to participate with Axalta in negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act. Axalta is not permitted to voluntarily make any payment with respect to, offer to settle or settle any such demands or applications or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act without the prior written consent of AkzoNobel.

An Axalta shareholder that has exercised appraisal rights under Section 106(6) of the Bermuda Companies Act has no right of appeal from an appraisal made by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act. The responsibility for apportioning the costs of any application to the Supreme Court of Bermuda under Section 106 of the Bermuda Companies Act will be in the discretion of the Supreme Court of Bermuda.

The relevant portion of Section 106 of the Bermuda Companies Act in relation to appraisal rights is as follows:

“(6)

Any shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice referred to in subsection (2) apply to the Court to appraise the fair value of his shares.

(6A)	Subject to subsection (6B), within one month of the Court appraising the fair value of any shares under subsection (6) the company will be entitled either —

(a)	to pay to the dissenting shareholder an amount equal to the value of his shares as appraised by the Court; or

(b)	to terminate the amalgamation or merger in accordance with subsection (7).

(6B)

Where the Court has appraised any shares under subsection (6) and the amalgamation or merger has proceeded prior to the appraisal then, within one month of the Court appraising the value of the shares, if the amount paid to the dissenting shareholder for his shares is less than that appraised by the Court, the amalgamated or surviving company will pay to such shareholder the difference between the amount paid to him and the value appraised by the Court.

(6C)	No appeal will lie from an appraisal by the Court under this section.

(6D)	The costs of any application to the Court under this section will be in the discretion of the Court.

(7)

An amalgamation agreement or merger agreement may provide that at any time before the issue of a certificate of amalgamation or merger the agreement may be terminated by the directors of an amalgamating or merging company, notwithstanding approval of the agreement by the shareholders of all or any of the amalgamating or merging companies.”

Restrictions on Resales of MergeCo Ordinary Shares Received in the Transaction

The AkzoNobel ordinary shares (which, following completion will be referred to as MergeCo ordinary shares) to be issued in connection with the transaction will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for MergeCo ordinary shares issued to any shareholder who may be deemed to be an “affiliate” of AkzoNobel for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with AkzoNobel and may include the executive officers, directors and significant shareholders of AkzoNobel. This proxy statement/prospectus does not cover resale of AkzoNobel ordinary shares received by any person upon completion, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

The AkzoNobel Debt Financing for the Transaction

On March 25, 2026, AkzoNobel issued the New 2031 Senior Notes, and on June 16, 2026, AkzoNobel issued the New 2029 Senior Notes, the aggregate proceeds of which, together with cash on AkzoNobel Group’s balance sheet and cash generated from operations, are intended to be used to fund the pre-completion distribution, to pay certain costs and expenses in connection with the transaction and to refinance the Axalta 2029 Dollar Term Loans. In addition to the New Senior Notes, AkzoNobel intends to issue additional senior notes to fund the merger financing prior to completion. To the extent any such issuances have not been completed prior to the shareholder vote, AkzoNobel may enter into a bridge financing facility.

In the context of the transaction, on March 3, 2026, AkzoNobel also replaced its existing multi-currency revolving credit facility with the RCF.

New 2031 Senior Notes

AkzoNobel is the issuer of the New 2031 Senior Notes, which accrue interest at a fixed rate of 4.000% per annum.

The New 2031 Senior Notes may be redeemed prior to maturity in a number of circumstances and pursuant to a number of customary redemption options.

The New 2031 Senior Notes may also be redeemed (in whole but not in part) by AkzoNobel, subject to compliance with the requisite notice period, at the special redemption amount specified in the final terms of the New 2031 Senior Notes together with accrued interest, if the transaction is not completed on or before May 18, 2027 or if AkzoNobel publicly announces that it no longer intends to pursue the transaction prior to such date.

New 2029 Senior Notes

AkzoNobel is the issuer of the New 2029 Senior Notes, which accrue interest at a fixed rate of 3.625% per annum.

The New 2029 Senior Notes contain the same redemption provisions as the New 2031 Senior Notes.

RCF

The RCF has an initial maturity date of March 3, 2031, five years from the date of the facilities agreement, with the option for up to two one-year extensions.

The interest rate for loans borrowed pursuant to the RCF depends on the currency of such loans. For loans denominated in U.S. dollars, the interest rate is a benchmark rate based on the secured overnight financing rate. For loans denominated in GBP, the interest rate is the overnight index average for sterling and for loans denominated in Euros, the interest rate is the euro interbank offered rate for euro plus in each case the applicable margin. Certain customary commitment, coordination and agency fees are payable in respect of the total commitments.

All descriptions in this proxy statement/prospectus of the terms and conditions of the RCF are qualified by reference to the facilities agreement, attached as Exhibit 10.2, to the registration statement of which this proxy statement/prospectus constitutes a part. The reader is urged to refer to the facilities agreement for the definitive terms of the RCF.

This proxy statement/prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of AkzoNobel. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Material U.S. Federal Income Tax Consequences of the Mergers

The following discussion addresses the material U.S. federal income tax consequences of the mergers, taken together, to U.S. Holders (as defined below) of Axalta common shares that exchange their Axalta common shares for MergeCo ordinary shares in the mergers. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this proxy statement/prospectus. Tax considerations arising under foreign, state or local laws, or U.S. federal laws other than those pertaining to U.S. federal income tax (such as estate or gift tax laws), are not addressed in this proxy statement/prospectus.

For purposes of this discussion, the term “U.S. Holder” refers to a beneficial owner of Axalta common shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. Holders of Axalta common shares that hold their Axalta common shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the mergers and does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. Holder in light of their personal circumstances or to U.S. Holders subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks, thrifts, mutual funds, insurance companies or other financial institutions;

•	partnerships, S corporations, or other pass-through entities (or investors in partnerships, S corporations, or other pass-through entities);

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in stocks, securities, commodities, or currencies;

•	traders in securities that elect to use a mark-to-market method of tax accounting;

•	individual retirement or other deferred accounts;

•	persons that hold Axalta common shares as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;

•	regulated investment companies or real estate investment trusts;

•	U.S. Holders whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates;

•	holders who directly, indirectly or constructively own (or at any time during the five-year period ending on the date of the mergers owned) 5% or more of Axalta common shares; and

•	stockholders who acquired their Axalta common shares through the exercise of employee stock options, as a restricted stock award or otherwise as compensation.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Axalta common shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and partnership. Partnerships holding Axalta common shares and partners in such partnerships should consult their tax advisors about the tax consequences of the mergers to them.

This discussion does not address the U.S. federal income tax consequences to a U.S. Holder who will become a “5-percent shareholder” of MergeCo within the meaning of the applicable Treasury Regulations under Section 367 of the Code. In general, a five-percent shareholder is a U.S. Holder who will directly, indirectly or constructively own at least five percent of either the total voting power or total value of all outstanding MergeCo ordinary shares immediately after the mergers. If you believe you could become a 5-percent shareholder of MergeCo, you should consult your tax advisor about certain special rules and time-sensitive tax procedures, including the requirement to file a gain recognition agreement. These special rules and time-sensitive tax procedures might affect your ability to treat the transactions as tax-free for U.S. federal income tax purposes.

This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the mergers. The actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors not within the control of AkzoNobel or Axalta. You should consult with your own tax advisor as to the tax consequences of the mergers in your particular circumstances, including any federal, state, local or foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Mergers to U.S. Holders

AkzoNobel and Axalta intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. It is the opinion of Cravath, Swaine & Moore LLP that the mergers (1) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (2) will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any U.S. Holder of Axalta common shares that would be a “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)) of MergeCo following the mergers that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)). This opinion is based on customary representation letters provided by AkzoNobel and Axalta and on customary factual assumptions. This opinion will not be binding on the IRS and neither AkzoNobel nor Axalta has requested or intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions (including the assumption that the mergers will be completed in accordance with the terms of the merger agreement and as described in this proxy statement/prospectus) upon which the opinion described above is based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting this opinion is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be affected adversely.

Provided the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the mergers to U.S. Holders generally are as follows: U.S. Holders of Axalta common shares who exchange their Axalta common shares for MergeCo ordinary shares will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of fractional MergeCo ordinary shares (taxed in the manner described below). Each U.S. Holder’s aggregate tax basis in the MergeCo ordinary shares received in the mergers (including any fractional shares deemed received and sold for cash, as discussed below) will equal such U.S. Holder’s aggregate adjusted tax basis in the Axalta common shares exchanged in the mergers. The holding period of the MergeCo ordinary shares received by a U.S. Holder in the mergers (including any fractional shares deemed received and sold for cash, as discussed below) will include such U.S. Holder’s holding period for the Axalta common shares exchanged in the mergers. If a U.S. Holder holds different blocks of Axalta common shares (generally, Axalta common shares acquired on different dates or at different prices), such U.S. Holder should consult their tax advisor with respect to the determination of the tax bases or holding periods of the particular MergeCo ordinary shares received in the mergers.

U.S. Holders of Axalta common shares who receive cash in lieu of fractional MergeCo ordinary shares generally will be treated as having received the fractional MergeCo ordinary shares pursuant to the mergers and then as having sold the fractional shares for cash. As a result, U.S. Holders generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such fractional shares (determined as described above). Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for such fractional shares (including the holding period of the Axalta common shares surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Payments of cash to U.S. Holders in lieu of fractional shares of MergeCo ordinary shares in connection with the mergers generally will be subject to information reporting and may be subject to U.S. federal backup withholding. To prevent backup withholding, U.S. Holders of Axalta common shares should (1) furnish the exchange agent (or other payor) with a properly completed IRS Form W-9 (or an applicable substitute or successor form) certifying such U.S. Holder’s correct taxpayer identification number and that such U.S. Holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or (2) otherwise establish an applicable exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder of Axalta common shares under the backup withholding rules may be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder timely furnishes the required information to the IRS.

Passive Foreign Investment Company Rules

Even if the transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in the Treasury Regulations, a U.S. Holder who disposes of stock in a “passive foreign investment company” (a “PFIC”) must recognize any gain on the disposition notwithstanding any other provision of law. No final Treasury Regulations currently are in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date.

Although Axalta does not believe it currently is a PFIC, those proposed Treasury Regulations, if finalized in their current form, would require a U.S. Holder of Axalta common shares to recognize gain as a result of the mergers if (i) Axalta were classified as a PFIC at any time during such U.S. Holder’s holding period in such Axalta common shares and (ii) the U.S. Holder had not timely made (a) an election to treat Axalta as a “qualified electing fund” under Section 1295 of the Code or (b) a mark-to-market election under Section 1296 of the Code with respect to such Axalta common shares.

U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules on the transaction, including the impact of Section 1291(f) of the Code, any proposed or final Treasury Regulations and the availability of any elections.

U.S. Federal Income Tax Consequences to U.S. Holders of Holding MergeCo Ordinary Shares

Dividends

Subject to the discussion in “Passive Foreign Investment Company Rules” below, any cash distribution paid on MergeCo ordinary shares out of MergeCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be included in the gross income of a U.S. Holder as dividend income (without reduction for any Dutch income taxes withheld from the distribution). Because MergeCo does not intend to keep track of its accumulated earnings and profits as determined on the basis of U.S. federal income tax principles, any distribution paid generally will be reported as a “dividend” for U.S. federal income tax purposes.

Dividends received on MergeCo ordinary shares by corporate U.S. Holders generally will not be eligible for the dividends received deduction under Section 243 of the Code.

Subject to certain holding period requirements and other conditions (and assuming that MergeCo is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year), dividends paid to certain non-corporate U.S. Holders may qualify for preferential rates of taxation if either (i) MergeCo is eligible for the benefits of the United States-Netherlands Income Tax Treaty (the “Treaty”) or (ii) MergeCo ordinary shares are readily tradable on an established securities market in the United States. Under applicable IRS authority, stock is considered for this purpose to be readily tradable on an established securities market in the United States if the stock is listed on the NYSE, as MergeCo ordinary shares are expected to be.

Subject to certain significant conditions and limitations, any Dutch taxes paid on or withheld from distributions from MergeCo (at a rate not in excess of any applicable rate under the Treaty in the case of a U.S. Holder that qualifies for the benefits of the Treaty) and not refundable to a U.S. Holder may be credited against such U.S. Holder’s federal income tax liability. For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends that MergeCo pays with respect to MergeCo ordinary shares generally will constitute “passive category income.” Any dividends MergeCo pays to U.S. Holders will generally constitute non-U.S. source income for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances. See the section below entitled “—Material Dutch Tax Consequences—Dutch Tax Consequences of Holding or Disposing the MergeCo Ordinary Shares—Withholding Tax” for a discussion of Dutch withholding taxes on distributions.

The amount of any dividend paid or other distribution made in euros will, for U.S. federal income tax purposes, be the U.S. dollar value of the euros distributed by MergeCo, calculated by reference to the exchange rate on the date the dividend or other distribution is includible in a U.S. Holder’s income, regardless of whether the payment is in fact converted to U.S. dollars on the date of receipt. Generally, U.S. Holders should not recognize any foreign currency gain or loss if the euros are converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date the U.S. Holder actually convert the payment into U.S. dollars will be treated as ordinary income or loss. Such currency exchange gain or loss (if any) generally will be income or loss from U.S. sources.

Sale or Other Taxable Disposition of MergeCo Ordinary Shares

Subject to the discussion in the section of this proxy statement/prospectus entitled “—Passive Foreign Investment Company Rules” below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of MergeCo ordinary shares in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received for such MergeCo ordinary shares and (ii) such U.S. Holder’s adjusted tax basis in such MergeCo ordinary shares. Any such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder has held such MergeCo ordinary shares for more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There currently are no preferential tax rates for long-term capital gains of corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code.

The source of any gain or loss generally is determined by reference to the residence of the holder, such that such gain or loss generally will be treated as U.S. source income in the case of a sale, exchange, or other taxable disposition by U.S. Holders.

You should consult your tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of your MergeCo ordinary shares.

Passive Foreign Investment Company Rules

AkzoNobel believes that it was not a PFIC for its most recent taxable year, and AkzoNobel does not expect to be a PFIC for its taxable year that includes the mergers or in the foreseeable future, but the PFIC test must be applied each year, and it is possible that MergeCo may become a PFIC in a future year.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of MergeCo ordinary shares if MergeCo becomes classified as a PFIC, including the possibility of making a mark-to-market or other election and the applicability of annual filing requirements.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends or other distributions a U.S. Holder receives on MergeCo ordinary shares and the proceeds a U.S. Holder receives on the disposition of MergeCo ordinary shares effected within the United States (and, in certain cases, outside the United States), in each case, other than if such U.S. Holder is an exempt recipient (such as a corporation). Backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or broker) or such U.S. Holder is otherwise subject to backup withholding.

Backup withholding is not an additional U.S. federal tax. Any amounts withheld under the backup withholding tax rules generally will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS AN OVERVIEW OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND IS NOT TAX ADVICE. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSIDERATIONS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES RESULTING FROM THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Material Dutch Tax Consequences

This section outlines the material Dutch tax consequences for Axalta shareholders who exchange their Axalta common shares for MergeCo ordinary shares and the material Dutch tax consequences of the acquisition, holding and disposal of the MergeCo ordinary shares. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be relevant to an Axalta shareholder or a prospective holder of the MergeCo ordinary shares (a “MergeCo shareholder” and, together with an Axalta shareholder, a “shareholder”).

For Dutch tax purposes, a MergeCo shareholder may include an individual or entity not holding the legal title to the MergeCo ordinary shares, but to whom, or to which, the MergeCo ordinary shares are, or the income from such shares is, nevertheless attributed based either on this individual or entity owning a beneficial interest in such shares or on specific statutory provisions. These include statutory provisions attributing the MergeCo ordinary shares to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the MergeCo ordinary shares.

This section is based on Dutch tax law as applied and interpreted by Dutch tax courts and as published and in effect on the date of this proxy statement/prospectus, including the tax rates applicable on that date, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

Any reference in this section made to Dutch taxes, Dutch tax or Dutch tax law should be construed as a reference to any taxes of any nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities or to the law governing such taxes, respectively.

This section does not describe any Dutch tax considerations or consequences that may be relevant where an Axalta shareholder or MergeCo shareholder:

•

is an individual and such individual’s income or capital gains derived from the Axalta common shares or MergeCo ordinary shares are attributable to employment activities, the income from which is taxable in the Netherlands;

•

has a substantial interest (aanmerkelijk belang) or a fictitious substantial interest (fictief aanmerkelijk belang) in Axalta or MergeCo within the meaning of chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) (the “ITA”). Generally, an Axalta shareholder or MergeCo shareholder, as applicable, has a substantial interest in Axalta or MergeCo if the Axalta shareholder or MergeCo shareholder, alone or—in case of an individual—together with a partner for Dutch tax purposes, or any relative by blood or by marriage in the ascending or descending line (including foster-children) of the Axalta shareholder or MergeCo shareholder, owns or holds, or is deemed to own or hold shares or certain rights to shares, including rights to directly or indirectly acquire shares, directly or indirectly representing 5% or more of Axalta’s or MergeCo’s issued capital as a whole or of any class of shares or profit participating certificates (winstbewijzen) relating to 5% or more of Axalta’s or MergeCo’s annual profits or 5% or more of Axalta’s or MergeCo’s liquidation proceeds;

•

is an entity that, although it is in principle subject to Dutch corporate income tax under the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) (the “CITA”), is not subject to Dutch corporate income tax or is fully or partly exempt from Dutch corporate income tax (such as a qualifying pension fund as described in section 5 CITA and a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA), or is an entity that is not tax resident in the Netherlands and functions in a manner that is comparable to a tax exempt investment fund (vrijgestelde beleggingsinstelling) as described in Section 6a CITA;

•

is an investment institution (beleggingsinstelling) as described in Section 28 CITA, or is an entity that is not tax resident in the Netherlands and functions in a manner that is comparable to an investment institution (beleggingsinstelling) as described in Section 28 CITA;

•

is an entity that is required to apply the participation exemption (deelnemingsvrijstelling) with respect to the Axalta common shares or MergeCo ordinary shares (as defined in Section 13 CITA). Generally, an Axalta shareholder or MergeCo shareholder, as applicable, is required to apply the participation exemption if such Axalta shareholder or MergeCo shareholder is subject to Dutch corporate income tax and it, or a related entity, holds an interest of 5% or more of the nominal paid-up share capital in Axalta or MergeCo;

•

is an entity in respect of which the dividend withholding tax exemption (inhoudingsvrijstelling) can or must be applied with respect to any profits derived from the MergeCo ordinary shares (pursuant to Section 4 or Section 4a of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting

1965) (the “DWTA”)). Pursuant to Section 4 DWTA, a dividend withholding tax exemption may apply if a MergeCo shareholder holds an interest of 5% or more of the nominal paid-up share capital in MergeCo, provided certain conditions are met. In addition, pursuant to Section 4a DWTA, a dividend withholding tax exemption may generally be applied if a MergeCo shareholder (x) is an entity that is tax resident in the Netherlands that is not subject to Dutch corporate income tax, or (y) is an entity which (a) is a resident in a member state of the European Union, or a state that is a party to the Agreement on the European Economic Area or, to the extent that it concerns shares that are held as a portfolio investment, another state that has been designated by means of a ministerial decree as a state with which the Netherlands can exchange information in line with the international standard on exchange of information, (b) is not subject to a profit tax levied by that state and (c) would not have been subject to Dutch corporate income tax had that entity been resident in the Netherlands, and such MergeCo shareholder has obtained a formal decision from the Dutch tax authorities stating that these requirements are met (kwalificatiebeschikking); or

•

is an entity that is related (gelieerd) to MergeCo within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021). An entity is considered related for these purposes if (i) it holds a Qualifying Interest in MergeCo, (ii) MergeCo holds a Qualifying Interest in the MergeCo shareholder, or (iii) a third party holds a Qualifying Interest in both MergeCo and the MergeCo shareholder. The term Qualifying Interest means a directly or indirectly held interest—either by an entity individually or jointly if an entity is part of a Qualifying Unity (kwalificerende eenheid)—that enables such entity or such Qualifying Unity to exercise a definite influence over another entities’ decisions, such as MergeCo or the MergeCo shareholder as the case may be, and allows it to determine the other entities’ activities. The term Qualifying Unity means a cooperation between entities that has as the main purpose or one of the main purposes the avoidance of Dutch withholding tax levied pursuant to the Withholding Tax Act 2021.

This section also does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union). Generally, such Dutch tax considerations or consequences may arise for a multinational enterprise group which has at least one Dutch resident constituent entity (including permanent establishments situated in the Netherlands) or a large-scale domestic group, both within the meaning of the Dutch Minimum Tax Act 2024, provided that such a group has an annual revenue of at least €750,000,000 in its (consolidated) financial statements in at least two of the four reporting years immediately preceding the relevant (reporting) year.

This discussion is not tax advice and does not purport to be a complete analysis or discussion of all Dutch tax considerations relating to the transaction. The actual tax consequences of the transaction to you may be complex and will depend on your specific situation and on factors not within the control of AkzoNobel or Axalta. You should consult with your own tax advisor as to the tax consequences of the transaction in your particular circumstances, including any federal, state, local or foreign and other tax laws and of changes in those laws.

Dutch Tax Consequences of the Transaction

Withholding Tax

An Axalta shareholder will not be subject to Dutch dividend withholding tax with respect to the exchange of Axalta common shares for the MergeCo ordinary shares pursuant to the mergers (including any cash received as a result of the sale of an Axalta shareholders’ fractional entitlement to MergeCo ordinary shares pursuant to the mergers).

Taxes on Income and Capital Gains

Generally, an Axalta shareholder will not be subject to Dutch taxes on income or capital gains by reason only of the exchange of Axalta common shares for the MergeCo ordinary shares pursuant to the mergers

(including any cash received as a result of the sale of an Axalta shareholders’ fractional entitlement to MergeCo ordinary shares pursuant to the mergers). This may be different for the following categories of Axalta shareholders:

•	Axalta shareholders who are resident or deemed to be resident in the Netherlands for Dutch income tax or Dutch corporate income tax purposes or opted to be (partially) treated as such;

•

Axalta shareholders who derive profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the Axalta common shares are attributable;

•

Axalta shareholders who are individuals and who derive benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried out in the Netherlands in respect of the Axalta common shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities;

•

Axalta shareholders who are not individuals and who are entitled to a share, other than by way of securities, in the profits of an enterprise or a co-entitlement to the net worth of an enterprise which is effectively managed in the Netherlands and to which enterprise the Axalta common shares are attributable; or

•

Axalta shareholders who are individuals and who are entitled to a share, other than by way of securities, in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Axalta common shares are attributable.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty and transfer taxes, are payable by or on behalf of an Axalta shareholder by reason only of the exchange of Axalta common shares for the MergeCo ordinary shares, or the delivery of the MergeCo ordinary shares.

De Brauw Blackstone Westbroek N.V., Dutch counsel to AkzoNobel, has opined upon the Dutch tax consequences of the transaction. The full text of the written opinion of De Brauw Blackstone Westbroek N.V., dated May 27, 2026, is attached as Exhibit 8.2 and is incorporated by reference into this proxy statement/prospectus in its entirety. You are urged to read De Brauw Blackstone Westbroek N.V.’s opinion carefully and in its entirety. That opinion is based on customary factual assumptions and subject to customary assumptions and qualifications. That opinion will not be binding on the Dutch tax authorities and neither AkzoNobel nor Axalta has requested or intends to request a ruling from the Dutch tax authorities regarding the Dutch tax consequences of the transaction. As a result, there can be no assurance that the Dutch tax authorities will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in that opinion. In addition, if any of the assumptions (including the assumption that the merger will be completed in accordance with the terms of the merger agreement and as described in this proxy statement/prospectus) upon which the opinion is based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting such opinion is breached or is waived by any party, the Dutch tax consequences of the merger could be adversely affected.

Dutch Tax Consequences of Holding or Disposing the MergeCo Ordinary Shares

Withholding Tax

A MergeCo shareholder is generally subject to Dutch dividend withholding tax pursuant to the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “DWTA”) at a rate of 15% on dividends distributed by MergeCo. Generally, MergeCo is responsible for the withholding of such dividend withholding tax at source.

Dividends distributed by MergeCo include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named and in whatever form;

(ii)

proceeds from the liquidation of MergeCo or proceeds from the repurchase of the MergeCo ordinary shares by MergeCo, other than as a temporary portfolio investment (tijdelijke belegging), in excess of the average paid-up capital recognized for the purposes of the DWTA;

(iii)

the par value of the MergeCo ordinary shares issued to a MergeCo shareholder or an increase in the par value of the MergeCo ordinary shares, to the extent that no related contribution, recognized for DWTA purposes, has been made or will be made; and

(iv)	partial repayment of paid-up capital, that is

1.	not recognized for DWTA purposes; or

2.

recognized for DWTA purposes, to the extent that MergeCo has “net profits” (zuivere winst), unless (a) the general meeting of shareholders has resolved in advance to make this repayment, and (b) the par value of the MergeCo ordinary shares concerned has been reduced by an equal amount by way of an amendment to MergeCo’s articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

If a MergeCo shareholder is an individual that is resident or deemed to be resident in the Netherlands or is an individual that is not resident or deemed to be resident in the Netherlands, but for whom dividends distributed by MergeCo or income deemed to be derived from the MergeCo ordinary shares is subject to income tax under the ITA, such MergeCo shareholder is generally entitled to a credit for any Dutch dividend withholding tax against his Dutch tax liability and to a refund of any residual Dutch dividend withholding tax. Entities that are resident or deemed to be resident in the Netherlands and entities that are not resident or deemed resident in the Netherlands, but for which dividends distributed by MergeCo are subject to corporate income tax under the CITA, can only credit Dutch dividend withholding tax up to the total amount of their Dutch corporate income tax liability without taking into account any credit for Dutch dividend withholding tax and gaming tax (kansspelbelasting). To the extent the aggregate of the Dutch dividend withholding tax and gaming tax exceeds the aggregate Dutch corporate income tax liability in respect of the relevant year, the excess is not refunded, but carried forward to future years subject to certain restrictions and conditions.

Depending on specific circumstances, a MergeCo shareholder resident in a country other than the Netherlands and for whom dividends distributed by MergeCo or income deemed to be derived from the MergeCo ordinary shares is not subject to tax under the ITA or the CITA may be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch law, EU law or treaties for the avoidance of double taxation concluded by the Netherlands.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by MergeCo is not considered to be the beneficial owner (uiteindelijk gerechtigde) of those dividends.

The DWTA provides for a non-exhaustive negative description of a beneficial owner. According to the DWTA, a MergeCo shareholder will not be considered the beneficial owner of the dividends if as a consequence of a combination of transactions:

(i)	a person other than the MergeCo shareholder wholly or partly, directly or indirectly, benefits from the dividends;

(ii)	whereby this other person retains or acquires, directly or indirectly, an interest similar to that in the MergeCo ordinary shares on which the dividends were paid; and

(iii)	that other person is entitled to a credit, reduction or refund of Dutch dividend withholding tax that is less than that of the MergeCo shareholder.

In general terms, the burden of proof with respect to beneficial ownership of dividends distributed by the MergeCo for an exemption from or a reduction of Dutch dividend withholding tax rests with the MergeCo shareholder. For a credit against Dutch taxes or a refund of Dutch dividend withholding taxes, the burden of proof rests with the Dutch tax authorities unless the MergeCo shareholder would receive dividends, including dividends on the MergeCo ordinary shares, in a calendar or financial year in respect of which an aggregate amount of more than €1,000 in Dutch dividend withholding tax would be due based on the rate of 15%.

A MergeCo shareholder who is resident in the United States for purposes of the 1992 treaty for the avoidance of double taxation between the United States and the Netherlands, as amended most recently by the Protocol signed 8 March 2004 (the “U.S. Treaty”) (a “U.S. shareholder”) and who is entitled to the benefits of the U.S. Treaty, will be entitled to an exemption from or a reduction of Dutch dividend withholding tax inter alia, in the following situations:

(i)

if the U.S. shareholder is an exempt pension trust as described in Article 35 of the U.S. Treaty or an exempt organization as described in Article 36 of the U.S. Treaty, the U.S. shareholder is entitled to an exemption from Dutch dividend withholding tax; and

(ii)

if the U.S. shareholder is a company that directly holds at least 10%, but less than 80% of the voting power in MergeCo, the U.S. shareholder will be entitled to a reduction of Dutch withholding tax to a rate of 5% (see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Material U.S. Federal Income Tax Consequences of the Mergers”).

A U.S. shareholder that qualifies for an exemption from, or a reduction of, Dutch dividend withholding tax may generally claim (i) an exemption or reduction at source, or (ii) a refund, by making the requisite filings within three years after the end of the calendar year in which the Dutch dividend withholding tax was levied.

Taxes on Income and Capital Gains

Residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following MergeCo shareholders:

(i)	individuals who are resident or deemed to be resident in the Netherlands (“Dutch Resident Individuals”); and

(ii)	entities or enterprises that are subject to the CITA and are resident or deemed to be resident in the Netherlands (“Dutch Resident Corporate Entities”).

Dutch Resident Individuals Engaged or Deemed to Be Engaged in an Enterprise or in Miscellaneous Activities

Dutch Resident Individuals engaged or deemed to be engaged in an enterprise (winst uit onderneming) or in miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to income tax at statutory progressive rates with a maximum of 49.50% on any benefits derived or deemed to be derived from the MergeCo ordinary shares, including any capital gains realized on any disposal or transfer of such shares, where those benefits are attributable to:

(i)

an enterprise from which a Dutch Resident Individual derives profits, whether as an entrepreneur (ondernemer) or by being co-entitled (medegerechtigde) to the net worth of this enterprise other than as an entrepreneur or shareholder; or

(ii)	miscellaneous activities, including activities which are beyond the scope of active portfolio investment activities (meer dan normaal vermogensbeheer).

Dutch Resident Individuals not Engaged or Deemed to Be Engaged in an Enterprise or in Miscellaneous Activities

Generally, MergeCo ordinary shares held by a Dutch Resident Individual who is not engaged or deemed to be engaged in an enterprise or in miscellaneous activities, or who is so engaged or deemed to be engaged but the

MergeCo ordinary shares are not attributable to that enterprise or miscellaneous activities, will be subject to an annual income tax imposed on a fictitious yield on the fair market value of the MergeCo ordinary shares on January 1 of each calendar year under the regime for savings and investments (inkomen uit sparen en beleggen). The annual taxable benefit from a Dutch Resident Individual’s assets and liabilities taxed under this regime, including the MergeCo ordinary shares, is based on fictitious percentages, subject to rebuttal by the Dutch Resident Individual as described below, applied to the fair market value of (i) bank savings, (ii) other assets, including the MergeCo ordinary shares, and (iii) liabilities.

Taxation only occurs if and to the extent the sum of the fair market value of bank savings and other assets minus the fair market value of the liabilities exceeds a certain threshold (heffingvrij vermogen). The tax rate under the regime for savings and investments is a flat rate of 36%.

For the calendar year 2026, the fictitious percentages applicable to the first and third category mentioned above (bank savings and liabilities) have not yet been determined. The fictitious yield percentage applicable to the second category mentioned above (other assets, including the MergeCo ordinary shares) is 6% for the calendar year 2026.

Certain transactions that have the effect of reducing the fictitious yield by shifting assets between the aforementioned categories (i) and (ii) or increasing liabilities in any three months period starting before and ending after January 1 of the relevant year will for this purpose be ignored unless the MergeCo shareholder can demonstrate that such transactions are implemented for other reasons than tax reasons.

In connection with decisions of the Dutch Supreme Court that the regime for savings and investments under specific circumstances may be incompatible with the European Convention on Human Rights, a law entered into force on July 19, 2025, introducing a rebuttal scheme for taxpayers with retroactive effect, partially to January 1, 2017 and partially to January 1, 2023. Taxpayers have the possibility to rebut the applicable fictitious yield percentage if the actual yield (determined in accordance with the specific rules set out in the aforementioned law) in a certain year is lower. The mere value increase of assets, such as unrealized capital gains on the MergeCo ordinary shares, is also considered a realized yield for the application of the rebuttal scheme. If taxpayers succeed in their rebuttal, for which they need to fill out a form that the Dutch tax authorities made available, taxation under the regime for savings and investments is only due in respect of the actual yield realized in the relevant year. The rebuttal scheme is an interim solution for the period until a new regime for taxation of savings and investments is adopted, which is expected to be as of January 1, 2028. MergeCo shareholders are advised to consult their own tax adviser regarding the use of the rebuttal scheme and to ensure that tax is levied in line with the decisions of the Dutch Supreme Court.

Dutch Resident Corporate Entities

Dutch Resident Corporate Entities are generally subject to corporate income tax at statutory rates of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to the excess of that amount on any benefits derived or deemed to be derived from the MergeCo ordinary shares, including any capital gains realized on their disposal or transfer.

Non-Residents of the Netherlands

The description of certain Dutch tax consequences in this section is only intended for the following MergeCo shareholders:

(i)	individuals who are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Individuals”); and

(ii)	entities that are not resident and not deemed to be resident in the Netherlands (“Non-Dutch Resident Corporate Entities”).

Non-Dutch Resident Individuals

A Non-Dutch Resident Individual will not be subject to any Dutch taxes on income or capital gains derived from the holding, disposal or transfer of the MergeCo ordinary shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Resident Individual derives profits from an enterprise, whether as entrepreneur or by being co-entitled to the net worth of this enterprise other than as an entrepreneur or shareholder and this enterprise is fully or partly carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which the MergeCo ordinary shares are attributable;

(ii)

the Non-Dutch Resident Individual derives benefits from miscellaneous activities carried on in the Netherlands in respect of the MergeCo ordinary shares, including activities which are beyond the scope of active portfolio investment activities; or

(iii)

the Non-Dutch Resident Individual is entitled to a share—other than by way of securities—in the profits of an enterprise, which is effectively managed in the Netherlands and to which the MergeCo ordinary shares are attributable.

Non-Dutch Resident Corporate Entities

A Non-Dutch Resident Corporate Entity will not be subject to any Dutch taxes on income or capital gains derived from the holding, disposal or transfer of the MergeCo ordinary shares, other than withholding tax as described above, unless:

(i)

the Non-Dutch Resident Corporate Entity derives profits from an enterprise, which is fully or partly carried on through a permanent establishment or a permanent representative in the Netherlands to which the MergeCo ordinary shares are attributable; or

(ii)

the Non-Dutch Resident Corporate Entity is entitled to a share—other than by way of securities—in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which the MergeCo ordinary shares are attributable.

Under certain specific circumstances, treaties for the avoidance of double taxation may restrict the extent to which Non-Dutch Resident Individuals and Non-Dutch Resident Corporate Entities are subject to Dutch taxes in connection with the acquisition, holding, settlement, redemption, disposal and transfer of the MergeCo ordinary shares.

Dutch Gift Tax or Inheritance Tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the MergeCo ordinary shares by, or inheritance of the MergeCo ordinary shares on the death of, a MergeCo shareholder, unless:

(i)	the MergeCo shareholder is resident, or is deemed to be resident, in the Netherlands at the time of the gift or death of the MergeCo shareholder; or

(ii)

the MergeCo shareholder dies within 180 days after the date of the gift of the MergeCo ordinary shares and was, or was deemed to be, resident in the Netherlands at the time of the MergeCo shareholder’s death but not at the time of the gift; or the gift of the MergeCo ordinary shares is made under a condition precedent and the MergeCo shareholder is resident, or is deemed to be resident, in the Netherlands at the time the condition is fulfilled.

Other Taxes and Duties

No other Dutch taxes, including taxes of a documentary nature, such as capital tax, stamp or registration tax or duty and transfer taxes, are payable by, or on behalf of, the MergeCo shareholder by reason only of the acquisition, holding, disposal or transfer of the MergeCo ordinary shares.

Residency

A MergeCo shareholder will not become a resident or deemed resident of the Netherlands solely as a result of holding the MergeCo ordinary shares.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS AN OVERVIEW OF THE MATERIAL DUTCH TAX CONSEQUENCES OF THE TRANSACTION AND HOLDING OR DISPOSING THE MERGECO ORDINARY SHARES AND IS NOT TAX ADVICE. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSIDERATIONS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES RESULTING FROM THE TRANSACTION AND HOLDING OR DISPOSING THE MERGECO ORDINARY SHARES, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the merger proposal.

PROPOSAL 3: THE ADVISORY COMPENSATION PROPOSAL

Under Section 14A of the U.S. Exchange Act and the applicable SEC rules issued thereunder, Axalta is required to submit a proposal to the Axalta shareholders for a nonbinding advisory vote to approve certain compensation that may be paid or become payable to Axalta’s named executive officers in connection with the merger, as discussed in the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Axalta’s Named Executive Officers in Connection with the Transaction,” including the footnotes to the table and the associated narrative discussion. Accordingly, Axalta shareholders are being provided the opportunity to cast a nonbinding, advisory vote on such payments.

As a nonbinding, advisory vote, the advisory compensation proposal is not binding upon Axalta or the Axalta Board or AkzoNobel or the AkzoNobel boards, and approval of the advisory compensation proposal is not a condition to the consummation of the merger and is a separate vote apart from the merger proposal. Accordingly, Axalta shareholders may vote to approve the merger proposal and vote not to approve the advisory compensation proposal and vice versa. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as contractual arrangements of Axalta’s named executive officers, such compensation will be payable if the merger proposal is approved (subject only to the contractual conditions applicable thereto), regardless of the outcome of the advisory compensation proposal. However, Axalta seeks the support of its shareholders and believes that shareholder support is appropriate as its executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the merger from its early stages until consummation. Accordingly, Axalta shareholders are being asked to vote on the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Axalta in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—Interests of Axalta’s Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Axalta’s Named Executive Officers in Connection with the Transaction,” including the footnotes to the table and the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable (including, without limitation, as applicable, the CEO Severance Agreement, the Executive Severance Plan, Axalta stock options, Axalta RSUs, Axalta PSUs, Retention Agreements and annual bonuses), is hereby APPROVED.”

The approval of the advisory compensation proposal on an advisory basis requires the affirmative vote of the holders of a majority of the votes properly cast at the Axalta special meeting by Axalta shareholders present at the Axalta special meeting (in person or by proxy) entitled to vote thereon as of the Axalta record date, assuming a quorum is present. Such vote is nonbinding and advisory only.

The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the advisory compensation proposal.

PROPOSAL 4: THE ADJOURNMENT PROPOSAL

Axalta shareholders are being asked to consider and vote on the adjournment proposal, a proposal that will give the Axalta Board the authority to adjourn the Axalta special meeting to solicit additional proxies in the event that there are not sufficient votes at the time of the Axalta special meeting to approve the merger proposal.

If the adjournment proposal is approved, the Axalta special meeting could be adjourned to any date (except that, pursuant to the merger agreement, the Axalta special meeting cannot be adjourned to a date that is more than 45 days after the date on which the Axalta special meeting was originally scheduled or less than five business days prior to the long stop date, without AkzoNobel’s consent). If the Axalta special meeting is adjourned, fresh notice of the resumption of the adjourned meeting shall be given to each Axalta shareholder entitled to attend and vote at the meeting, unless the meeting is adjourned to a specific date, place and time announced at the meeting being adjourned. If Axalta shareholders approve the adjournment proposal, Axalta could adjourn the Axalta special meeting and any adjourned session of the Axalta special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Axalta shareholders who have previously voted and revoked their previous vote.

If the Axalta special meeting is adjourned, Axalta shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the adjournment proposal, your shares may be voted in favor of the adjournment proposal.

The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the votes properly cast at the Axalta special meeting by Axalta shareholders present at the Axalta special meeting (in person or by proxy) entitled to vote thereon as of the Axalta record date, assuming a quorum is present.

The Axalta Board unanimously recommends that Axalta shareholders vote “FOR” the adjournment proposal.

THE MERGER AGREEMENT

The following summarizes the material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you, and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A and Annex B to this proxy statement/prospectus and is incorporated by reference herein. You are urged to read the merger agreement carefully and in its entirety, as the rights and obligations of Axalta and AkzoNobel are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Axalta, AkzoNobel or any of their respective subsidiaries or affiliates. The merger agreement contains representations and warranties and covenants by each of Axalta and AkzoNobel, which are summarized below. These representations and warranties have been made as of certain dates for the purposes of the contract between the parties and are solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the merger agreement if those statements prove to be inaccurate;

•

have been qualified by (i) certain documents, in the case of AkzoNobel, filed with the AFM by AkzoNobel and, in the case of Axalta, filed with or furnished to the SEC and (ii) certain information made available by AkzoNobel or Axalta, as applicable, to the other party; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Axalta shareholders or AkzoNobel shareholders.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus or in other public filings Axalta makes with the SEC or AkzoNobel makes with the AFM. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Structure of the Transaction

At the effective time, subject to and upon the terms and conditions of the merger agreement and the applicable provisions of the Bermuda Companies Act, Merger Sub will be merged with and into Axalta and the separate corporate existence of Merger Sub will cease and Axalta will continue as the surviving company with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2.

At the second effective time, subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, Axalta will be merged with and into Merger Sub 2 and the separate corporate existence of Axalta will cease and Merger Sub 2 will continue as the surviving company and will remain a direct wholly-owned subsidiary of AkzoNobel.

Completion of the Merger

Completion will commence at 2:00 PM Amsterdam, Netherlands time on the fifth business day after the satisfaction or waiver of the last condition to the merger, as further described in the section below entitled

“—Conditions to the Merger” (other than those conditions that by their nature are to be satisfied at completion, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions at such time), unless AkzoNobel and Axalta agree otherwise in writing.

The Mergers

The merger will become effective upon the issuance of the certificate of merger by the Bermuda Registrar of Companies, or at such other time and date as will be set forth in the certificate of merger for the merger. At the effective time, in addition to the other effects specified in the merger agreement, the Bermuda statutory merger agreement, the certificate of merger for the merger and the Bermuda Companies Act, all the property, rights, privileges, powers and franchises of Axalta and Merger Sub will vest in Axalta, as the surviving company, and all debts, liabilities and duties of Axalta and Merger Sub will become the debts, liabilities and duties of Axalta, as the surviving company.

The second merger will become effective upon the issuance of the second certificate of merger by the Bermuda Registrar of Companies, or at such other time and date as will be set forth in the second certificate of merger. At the second effective time, in addition to the other effects specified in the merger agreement, the second Bermuda statutory merger agreement, the second certificate of merger and the Bermuda Companies Act, all the property, rights, privileges, powers and franchises of Axalta, as the surviving company of the merger, and Merger Sub 2 will vest in Merger Sub 2, as the surviving company, and all debts, liabilities and duties of Axalta, as the surviving company of the merger, and Merger Sub 2 will become the debts, liabilities and duties of Merger Sub 2, as the surviving company.

Effect of the Merger and Merger Consideration

At the effective time, each issued Axalta common share (other than Axalta common shares owned by Axalta as treasury shares immediately prior to the effective time and any Axalta common shares owned by AkzoNobel or any of its directly or indirectly wholly-owned subsidiaries (including Merger Sub)) will be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel ordinary share, subject to the provisions of the merger agreement with respect to any fractional share consideration, as further described in the section below entitled “—No Fractional Shares;” and all Axalta common shares owned by Axalta as treasury shares immediately prior to the effective time and any Axalta common shares owned by AkzoNobel or any of its subsidiaries (including Merger Sub) will be cancelled and will cease to exist, and no consideration will be due or delivered in exchange therefor.

If, at any time between the date of the merger agreement and the effective time, any change in the number of issued Axalta common shares or issued and outstanding AkzoNobel ordinary shares occurs as a result of any reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange or readjustment of shares, any stock dividend with a record date during such period, or any dividend or distribution in the form of securities of Axalta or AkzoNobel, respectively, or in a subsidiary of Axalta or AkzoNobel, respectively, or securities convertible into Axalta common shares or AkzoNobel ordinary shares, respectively, in each case, with a record date during such period, the amount of the merger consideration will be equitably adjusted to reflect such change. For the avoidance of doubt, this adjustment mechanism does not authorize AkzoNobel or Axalta to undertake any of the aforementioned actions in violation of the interim covenants, as described in the section below entitled “—Conduct of Business.”

No Fractional Shares

No fraction of an AkzoNobel ordinary share will be issued by virtue of the merger. Instead of any such fractional MergeCo AkzoNobel ordinary shares, each Axalta shareholder who would otherwise be entitled to receive a fractional AkzoNobel ordinary share will be entitled, to receive at the election of MergeCo, either:

•

a cash payment (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction multiplied by (ii) the average of the per share closing prices of AkzoNobel ordinary shares reported on Euronext Amsterdam during the five consecutive trading days ending on the trading day immediately preceding the completion date; or

•	a cash payment in accordance with the following:

(1)

AkzoNobel issuing to the exchange agent a number of AkzoNobel ordinary shares resulting from aggregating the fractional entitlements of all Axalta shareholders (rounded downwards to the nearest whole AkzoNobel ordinary share) (the “excess shares”) immediately following the effective time, which excess shares will be sold by the exchange agent at then prevailing prices on the NYSE using reasonable best efforts to complete the sale of the excess shares as promptly following the effective time as, in the exchange agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions, but in any case within five trading days after the completion date; and, subsequently

(2)

the exchange agent determining the portion of the proceeds from such sale of excess shares to which each Axalta shareholder that would otherwise be entitled to a fraction of an AkzoNobel ordinary share shall be entitled, by multiplying the amount of the aggregate proceeds from the sale of all excess shares by a fraction (y) the numerator of which is the fractional share interest to which such Axalta shareholders would otherwise have been entitled (after taking into account all Axalta common shares held immediately prior to the effective time by such Axalta shareholders) and (z) the denominator of which is the aggregate fractional entitlements of all Axalta shareholders (unrounded).

Pre-Completion Distribution

Prior to the effective time, AkzoNobel will declare and pay a special cash dividend (the “pre-completion distribution”) for an aggregate amount of €2.5 billion minus the aggregate amount of any regular annual and interim dividends declared by AkzoNobel with record dates in 2026 prior to the record date of the pre-completion distribution, subject to applicable law and any applicable withholding tax. AkzoNobel will deduct and withhold from the pre-completion distribution such amounts as AkzoNobel may be required to deduct and withhold with respect to any such payments under applicable law. To the extent such amounts are so withheld and paid by AkzoNobel to the appropriate governmental authority, they will be treated as having been paid to such person in respect of which such deduction and withholding was made.

Dividends or Other Distributions

Whenever a dividend or other distribution is declared or made after the date of the merger agreement with respect to AkzoNobel ordinary shares with a record date after the effective time, such declaration will include a dividend or other distribution for all AkzoNobel ordinary shares issuable pursuant to the merger agreement as of that record date. However, no dividends or other distributions declared or made after the date of the merger agreement with a record date after the effective time and no payment in lieu of fractional shares, as further described in the section of this proxy statement/prospectus entitled “—No Fractional Shares,” will be paid to Axalta shareholders owning any unsurrendered Axalta common shares until such holders surrender such shares. Following surrender (and subject to applicable law), the holder of whole AkzoNobel ordinary shares issued in exchange will receive, without interest, (i) promptly after such surrender, the amount of any such dividends or other distributions with a record date after the effective time and theretofore paid with respect to such whole AkzoNobel ordinary shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time and a payment date prior to such surrender and subsequent to such surrender payable with respect to such whole AkzoNobel ordinary shares.

Dissenting Shares

Notwithstanding the exercise by dissenting shareholders of their appraisal rights pursuant to Section 106(6) of the Bermuda Companies Act, at the effective time and subject to applicable law, each dissenting share subject to appraisal will be converted into the right to receive the merger consideration. If the appraised fair value is greater than the merger consideration paid, then in addition to such merger consideration, the applicable dissenting shareholder will be entitled to receive, following the decision of the Supreme Court of Bermuda, a cash payment equal to the difference between the appraised fair value and the merger consideration paid within one month after the appraised fair value is determined pursuant to such appraisal procedure.

Axalta will promptly notify AkzoNobel of (i) any demands for appraisal of dissenting shares or attempted withdrawal or withdrawals of such demands for appraisal received by Axalta, and any other instruments served under the Bermuda Companies Act that Axalta received relating to any dissenting shareholder’s dissenting shares and (ii) to the extent that Axalta has knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of dissenting shares, and to the extent permitted by applicable law, AkzoNobel will have the opportunity to participate with Axalta in any and all negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act.

Without the prior written consent of the other party, neither Axalta nor AkzoNobel will voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act.

Exchange of Axalta Common Shares

AkzoNobel and Axalta will enter into an exchange agent agreement with the exchange agent, which agreement will set forth the duties, responsibilities and obligations of the exchange agent consistent with the terms of the merger agreement, including with regard to the contribution of the Axalta common shares to AkzoNobel pursuant to the merger agreement.

Immediately following the effective time,

(a)

the exchange agent will, solely for the account and benefit of the former registered holders of Axalta common shares as of immediately prior to the effective time (other than the holders of Axalta common shares to be cancelled in accordance with the merger agreement), contribute all the issued Axalta common shares that were held by such former registered holders of Axalta common shares (other than the holders of Axalta common shares to be cancelled in accordance with the merger agreement) to AkzoNobel as a contribution in kind on the AkzoNobel shares to be issued pursuant to (b); and

(b)

AkzoNobel will issue and deliver the merger consideration to the exchange agent, solely for the account and benefit of the former registered holders of Axalta common shares (other than the holders of Axalta common shares to be cancelled in accordance with the merger agreement) and MergeCo will (if it does not elect to compensate for fractional entitlements to AkzoNobel ordinary shares) make available necessary cash in an amount sufficient for payment in lieu of fractional MergeCo ordinary shares and any dividends or distribution to which holders of Axalta common shares may be entitled.

Promptly after the effective time (and in any event within five business days after the effective time), MergeCo will cause the exchange agent to mail to each former holder of Axalta common shares whose shares were converted into the right to receive the merger consideration: a letter of transmittal, in customary form, and instructions for use, the form and substance of which letter of transmittal and instructions will be as reasonably agreed to by Axalta and AkzoNobel and prepared prior to completion.

Upon receipt of an “agent’s message” by the exchange agent in connection with the transfer of an outstanding non-certificated Axalta common share represented by entry in the register of shareholders of Axalta (a “book entry share”) or surrender of a certificate representing outstanding Axalta common shares (a “share certificate”) for cancellation to the exchange agent, in each case together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such book entry share or share certificate will be entitled to receive in exchange therefor, subject to any required withholding of taxes, the merger consideration. This includes cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to the merger consideration, and the book entry share so transferred or share certificate so surrendered will be cancelled.

AkzoNobel and Axalta will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable after the effective time, upon surrender of book entry shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable merger consideration (including any cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to the merger consideration, if any) to be issued or paid.

No interest will be paid to holders of book entry shares or share certificates in connection with, or accrued on the merger consideration or dividends or distributions payable with respect to, merger consideration.

If the merger consideration is to be paid to a person other than a registered holder of Axalta common shares in whose name the book entry share transferred or share certificate surrendered in exchange therefor is registered, it will be a condition of such exchange that the person requesting such exchange shall pay to the exchange agent any transfer or other taxes required by reason of payment of the merger consideration to a person other than the registered holder of Axalta common shares owning the book entry share transferred or share certificate surrendered, or shall establish to the reasonable satisfaction of the exchange agent that such tax has been paid or is not applicable.

At and after the effective time, there will be no further transfers on the transfer books of Axalta of the Axalta common shares that were in issue immediately prior to the effective time. If, after the effective time, share certificates or book entry shares are presented to Axalta, as the surviving company, or the exchange agent for any reason, they will be cancelled and exchanged as described in this section.

If any share certificate or book entry share has not been surrendered or transferred, respectively, prior to the date on which any merger consideration in respect thereof would otherwise escheat to or become the property of any governmental entity pursuant to applicable law, any such merger consideration in respect of such share certificate or book entry share will, to the extent permitted by applicable law, become the property of MergeCo. Any registered holder of Axalta common shares of such share certificate or book entry share who has not complied with the exchange procedures will thereafter look only to MergeCo for payment of their claim for any merger consideration in respect thereof.

If any share certificate has been lost, stolen or destroyed, the person claiming the share certificate to be lost, stolen or destroyed shall make an affidavit of that fact in a form reasonably satisfactory to MergeCo and the exchange agent, and if required by MergeCo or the exchange agent, to post a bond in such reasonable and customary amount as MergeCo or the exchange agent may so require. Upon completion of these requirements, the exchange agent will issue in exchange for such lost, stolen or destroyed share certificate the merger consideration (and any amounts owed in lieu of fractional shares) to which such person is entitled in respect of such share certificate.

Whenever a dividend or other distribution is declared or made after the date of the merger agreement with respect to AkzoNobel ordinary shares with a record date after the effective time, such declaration will include a dividend or other distribution in respect of all AkzoNobel ordinary shares issuable pursuant to the merger agreement as at that record date. No dividends or other distributions declared or made after the date of the merger agreement with respect to AkzoNobel ordinary shares with a record date after the effective time and no payment in lieu of fractional shares will be paid to the registered holders of Axalta common shares owning any unsurrendered share certificates or book entry shares with respect to AkzoNobel ordinary shares represented thereby until the registered holder of Axalta common shares with respect to such share certificates or book entry shares surrenders such share certificates or book entry shares.

Subject to applicable law, once any such share certificates or book entry shares are surrendered, the exchange agent will deliver to the registered holder of Axalta common shares of such share certificates or such book entry shares, as applicable, without interest:

•

promptly after such surrender, such number of whole AkzoNobel ordinary shares issued in exchange for the Axalta common shares represented by such share certificates or book entry shares, along with payment in lieu of fractional and the amount of any such dividends or other distributions with a record date after the effective time and theretofore paid with respect to such whole AkzoNobel ordinary shares; and

•

at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time and a payment date subsequent to such surrender payable with respect to such whole AkzoNobel ordinary shares.

Treatment of AkzoNobel Equity Awards

Pursuant to the merger agreement, each AkzoNobel equity award that is outstanding immediately prior to the effective time will be treated as follows:

•

Each AkzoNobel time-vesting restricted stock unit award (each, an “AkzoNobel RSU”), whether vested or unvested, will remain outstanding following the effective time, with the same terms and conditions that applied to such AkzoNobel RSU immediately prior to the effective time (including with respect to vesting), except that such awards will be amended to include acceleration of the outstanding portion of the award in the event of a resignation of the holder for good reason, commensurate with similar terms in the outstanding Axalta equity awards.

•

Each AkzoNobel performance-vesting restricted stock unit (each, an “AkzoNobel PSU”), whether vested or unvested, will convert into an award of AkzoNobel RSUs (each, a “Continuing AkzoNobel PSU”) with respect to the number of AkzoNobel ordinary shares subject to such AkzoNobel PSU immediately prior to the effective time, with the same terms and conditions that applied to such AkzoNobel PSU immediately prior to the effective time (including with respect to vesting); provided that the number of AkzoNobel ordinary shares subject to such award immediately prior to the effective time will be based on the greater of target and actual performance through the effective time and the Continuing AkzoNobel PSU will no longer be subject to any performance-based vesting conditions, and provided further that such awards will be amended to include acceleration of the outstanding portion of the award in the event of a resignation of the holder for good reason, commensurate with similar terms in the outstanding Axalta equity awards.

•

Each conditional right to receive AkzoNobel shares pursuant to the AkzoNobel Share Matching Program (each, an “AkzoNobel SMR”), whether vested or unvested, will remain outstanding following the effective time, with the same terms and conditions that applied to such AkzoNobel SMR immediately prior to the effective time (including with respect to vesting), except that such awards will be amended to include acceleration of the outstanding portion of the award in the event of a resignation of the holder for good reason, commensurate with similar terms in the outstanding Axalta equity awards.

Treatment of Axalta Equity Awards

Pursuant to the merger agreement, each Axalta equity award that is outstanding immediately prior to the effective time will be treated as follows:

•

Each Axalta stock option, whether vested or unvested, that is held by a current Axalta service provider immediately prior to the effective time will convert into a MergeCo stock option with respect to a number of MergeCo ordinary shares (rounded down to the nearest whole share) equal to the product of (i) the number of Axalta common shares subject to such Axalta stock option immediately prior to the effective time and (ii) the exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Axalta stock option immediately prior to the effective time divided by (B) the exchange ratio. Each Axalta assumed stock option will be subject to the same terms and conditions (including with respect to vesting) that applied to the corresponding Axalta stock option award immediately prior to the effective time.

•

Each Axalta stock option, whether vested or unvested, that is held by a former Axalta service provider immediately prior to the effective time will convert into the right to receive a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such stock option immediately prior to the effective time, less the number of shares with a value equal to the aggregate exercise price of such stock option, and (ii) the exchange ratio, with any Axalta stock option that has a per share exercise price that is equal to or greater than the closing price of an Axalta common share on the trading day immediately preceding the effective time cancelled without consideration.

•

Each Axalta RSU and each Axalta PSU, other than a Terminating Axalta RSU or Terminating Axalta PSU, will convert into an award of MergeCo restricted stock units (each, an “RSU conversion award”) with respect to a number of MergeCo ordinary shares equal to the product of (i) the number of Axalta common shares subject to such Axalta RSU or Axalta PSU immediately prior to the effective time and (ii) the exchange ratio, with the same terms and conditions that applied to such Axalta RSU or Axalta PSU immediately prior to the effective time (including with respect to vesting); provided that, (A) if any fractional MergeCo ordinary shares would result from such conversion, the holder of such award will receive a cash payment, calculated in the same manner as for shareholders of Axalta who receive cash in lieu of fractional shares, as described in “—No Fractional Shares” and (B) in the case of each Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be based on the greater of target and actual performance through the effective time and the corresponding RSU conversion award will no longer be subject to any performance-based vesting conditions.

•

Each Terminating Axalta RSU or each Terminating Axalta PSU will be converted into the right to receive the number of MergeCo ordinary shares that corresponds to the number of Axalta common shares subject to such award immediately prior to the effective time; provided that, in the case of each Terminating Axalta PSU, the number of Axalta common shares subject to such award immediately prior to the effective time will be determined based on (A) in the case of awards held by former service providers for which the performance period has not yet been completed, the greater of target and actual performance through the effective time, and (B) in the case of awards for which the performance period has been completed, actual performance.

Representations and Warranties

Axalta has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

•	capital structure, including the number of issued shares of Axalta and equity awards outstanding;

•

Axalta’s authority to execute and deliver and, subject to the Axalta shareholder approval, perform its obligations under, and to complete the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against Axalta;

•

the unanimous approval by the Axalta Board of the merger agreement and determination that the transactions contemplated by the merger agreement, including the merger, are in the best interest of Axalta and its shareholders and that the merger consideration constitutes fair value in accordance with the Bermuda Companies Act and the Axalta Board recommend that Axalta shareholders adopt the Axalta transaction-related proposals;

•

absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Axalta executing and delivering the merger agreement, performing its obligations thereunder and, consummating the merger;

•	government and regulatory consents and approvals required in connection with Axalta executing and delivering the merger agreement, performing its obligations thereunder and consummating the merger;

•	SEC documents, financial statements, accounting practices, internal controls, disclosure controls and compliance with NYSE listing requirements;

•	Axalta and its subsidiaries having conducted their business in the ordinary course from January 1, 2025 until the date of the merger agreement;

•	absence of a material adverse effect in relation to Axalta since January 1, 2025 through the date of the merger agreement;

•	absence of violations of applicable law and maintenance of permits from governmental authorities necessary to conduct Axalta’s business;

•	absence of certain litigation or other actions pending or, to the knowledge of Axalta, threatened against Axalta or any of its subsidiaries;

•	absence of undisclosed liabilities;

•	compliance with anti-corruption, trade sanctions and export controls laws;

•	employee benefits and labor matters, including matters related to employee benefit plans and labor agreements;

•	tax matters;

•	material contracts;

•	intellectual property matters;

•	data privacy and cybersecurity matters;

•	owned and leased real property;

•	environmental matters; and

•	insurance matters.

AkzoNobel made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

•	capital structure, including the number of shares of issued shares of AkzoNobel and equity awards outstanding;

•

AkzoNobel’s authority to execute and deliver and, subject to the AkzoNobel stockholder approval, perform its obligations under, and to complete the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against AkzoNobel;

•

the unanimous approval by the AkzoNobel board of the merger agreement and determination that: (i) the transactions contemplated by the merger agreement, including the merger, are in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and employees and (ii) the AkzoNobel board recommends that AkzoNobel shareholders adopt the AkzoNobel transaction-related proposals;

•

absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of AkzoNobel entering into the merger agreement and each of Merger Sub and Merger Sub 2 entering into each joinder agreement, performing its obligations thereunder consummating the merger;

•	government and regulatory consents and approvals required in connection with AkzoNobel executing and delivering the merger agreement, performing its obligations thereunder and consummating the merger;

•	AFM documents, financial statements, accounting practices, internal controls, disclosure controls and compliance with Euronext Amsterdam listing requirements;

•	AkzoNobel and its subsidiaries have conducted their business in the ordinary course from January 1, 2025 until the date of the merger agreement;

•	absence of a material adverse effect in relation to AkzoNobel since January 1, 2025 through the date of the merger agreement;

•	absence of violations of applicable law and maintenance of permits from governmental authorities necessary to conduct AkzoNobel’s business;

•	absence of certain litigation or other actions pending or, to the knowledge of AkzoNobel, threatened against AkzoNobel or any of its subsidiaries;

•	absence of undisclosed liabilities;

•	compliance with anti-corruption, trade sanctions and export controls laws;

•	employee benefits and labor matters, including matters related to employee benefit plans and labor agreements;

•	tax matters;

•	material contracts;

•	intellectual property matters;

•	data privacy and cybersecurity matters;

•	owned and leased real property;

•	environmental matters;

•	insurance matters; and

•	ownership and operations of Merger Sub and Merger Sub 2.

All representations and warranties in the merger agreement (i) were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the merger agreement if those statements prove to be inaccurate, (ii) have been qualified by (a) certain documents, in the case of AkzoNobel, filed with the AFM by AkzoNobel and, in the case of Axalta, filed with or furnished to the SEC and (b) certain information made available by AkzoNobel or Axalta, as applicable, to the other party and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by Axalta shareholders or AkzoNobel shareholders. Certain of the representations and warranties in the merger agreement are subject to materiality and material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or executives of the party making the representation did not have actual knowledge (after reasonable investigation).

Material Adverse Effect

The merger agreement provides that a “material adverse effect” means, with respect to AkzoNobel or Axalta, as applicable, any change, event, occurrence or effect that, individually or in the aggregate (a) is or would reasonably be expected to be materially adverse to the financial condition, business or results of operations of AkzoNobel or Axalta, as applicable, and their respective subsidiaries, taken as a whole, or (b) prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of AkzoNobel or Axalta, as applicable, to consummate the merger. However, none of the following, alone or in combination, will be deemed to constitute or be considered in determining whether a material adverse effect under clause (a) has occurred or would reasonably be expected to occur:

•

changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States, the Netherlands or elsewhere in the world where AkzoNobel Group or Axalta Group, as applicable, operates or where any of its products or services are sold;

•	changes that are the result of factors generally affecting the industries, markets or geographical areas in which AkzoNobel Group or Axalta Group, as applicable, operates;

•	changes in Dutch GAAP, U.S. GAAP, IFRS, applicable stock exchange rules or listing standards or any Law, or in the interpretation or enforcement thereof, after the date of the merger agreement;

•

any failure by AkzoNobel and its subsidiaries or Axalta and its subsidiaries, as applicable, to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period;

•

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

•	any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of law, in each case, relating to the merger;

•

any actions taken or omitted to be taken by AkzoNobel or any of its subsidiaries or Axalta or any of its subsidiaries, as applicable, that are required to be taken or omitted to be taken pursuant to the merger agreement (other than those described below in “—Conduct of Business”) or any actions taken or omitted to be taken with, in the case of AkzoNobel, at Axalta’s written request, and, in the case of Axalta, at AkzoNobel’s written request;

•

any change or announcement of a potential change in the credit rating or other rating of financial strength of AkzoNobel or any of its subsidiaries or any of its securities or Axalta or any of its subsidiaries or any of its securities, as applicable;

•

a decline in the market price, or change in trading volume, of the Axalta common shares on the NYSE or the AkzoNobel ordinary shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant party;

•

any fact or development, including any advice, interim judgment, judgment, settlement or order, in connection with, or any facts, developments, circumstances or allegations underlying (including additional claims or proceedings brought by certain specified parties, related to, or based upon substantially the same facts or circumstances as the facts from) the Ichthys litigation (as described in the section of this proxy statement/prospectus entitled “Business of AkzoNobel Group—Legal and Administrative Proceedings”) (which does not include any fact, development, circumstance or allegation related to the application of any AkzoNobel product other than certain specified AkzoNobel products under certain specified circumstances); and

•

the execution and delivery of the merger agreement or the announcement or pendency of the merger (including by reason of the identity of the other parties thereto or their affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its subsidiaries or Axalta and its subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships).

The exceptions described in the first through third bullets (inclusive) and the fifth bullet above will be taken into account if such change, event, occurrence or effect disproportionately affects AkzoNobel and its subsidiaries or Axalta and its subsidiaries, in each case, taken as a whole, compared to other similarly situated companies, in which case only such incremental disproportionate impact or impacts will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect.

The exceptions described in the fourth, eighth and ninth bullets above will not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure, change or decline, as applicable, has resulted in, or contributed to, a material adverse effect (unless otherwise excluded by another clause of the material adverse effect definition in the merger agreement).

Conduct of Business

Each of AkzoNobel and Axalta has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time. In general, but subject to the exceptions described in the merger agreement, each of AkzoNobel and Axalta has agreed to use reasonable best efforts to (i) conduct its business in the ordinary course of business in all material respects, (ii) preserve intact its business organization and material business relationships with manufacturers, suppliers, vendors, distributors, governmental authorities, customers and other third parties with which it has material business relationships and (iii) keep available the services of its present officers and key employees.

Axalta has also agreed that from the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, and subject to applicable competition laws and the exceptions described in the merger agreement, it will not (and will cause its subsidiaries not to) without the prior written consent of AkzoNobel (such consent not to be unreasonably withheld, conditioned or delayed) do any of the following:

•

amend, or allow any member of Axalta Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of Axalta’s subsidiaries for such amendments that do not and would not reasonably be expected to have an adverse effect on the merger and are not and would not reasonably be expected to be materially adverse to AkzoNobel or its affiliates;

•	amend or enter into, or allow any member of Axalta Group to amend or enter into, stock splits, combinations, subdivisions or amendments to or reclassification of stock;

•

other than in the ordinary course of business between members of Axalta Group other than Axalta, (i) declare, set aside or pay any dividend or make any other distribution with respect to any shares of its capital stock or other equity or voting interests, (ii) execute any share repurchases or (iii) redeem, purchase or otherwise acquire any of its shares of capital stock, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with tax withholdings or payment of exercise price with Axalta common shares in connection with the vesting, settlement or exercise of Axalta options, Axalta RSUs and Axalta PSUs that are outstanding as of the date of the merger agreement (or granted thereafter as permitted by the merger agreement) or as otherwise required by any Axalta benefit plan in effect as of the date of the merger agreement (or established, adopted or amended thereafter as permitted under the merger agreement);

•	other than, in each case, between wholly-owned members of Axalta Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, or issue any shares of capital stock or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests for which the consideration would exceed an amount of USD 60,000,000 in the aggregate, other than the issuance of Axalta common shares in connection with the vesting, settlement or exercise of Axalta equity awards that are outstanding as of the date of the merger agreement (or granted following the date of the merger agreement as permitted by the merger agreement) or as otherwise required by any Axalta benefit plan as in effect as of the date of the merger agreement (or any Axalta benefit plan established, adopted or amended thereafter as permitted under the merger agreement);

•

other than, in each case, between wholly-owned members of Axalta Group, directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other person, which acquisition or connected series of acquisitions would exceed an amount of USD 120,000,000 in the aggregate;

•

other than, in each case, (i) factoring of receivables from commercial transactions on arm’s-length terms in the ordinary course of business and consistent with past practice, (ii) commercial transactions in the ordinary course of business and consistent with past practice or (iii) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

•

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to Axalta Group, taken as a whole;

•

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of Axalta Group to voluntarily terminate or materially modify, any permit that is material to Axalta Group, taken as a whole;

•

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person, other than loans, advances or capital contributions among any member of Axalta Group in each case in the ordinary course of business and consistent with past practice, directly or through Axalta’s in-house bank;

•

(i) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (a) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practice, (b) indebtedness incurred between Axalta and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries or guarantees by Axalta of indebtedness of any wholly-owned subsidiary of Axalta, in each case in the ordinary course of business consistent with past practice, (c) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practice, (d) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practice, or (e) any indebtedness that does not exceed USD 150,000,000, or (ii) take any action that would violate applicable securities laws;

•

except as required by the terms of any Axalta benefit plan or labor agreement in effect as of the date of the merger agreement (or established, adopted or amended after the date of the merger agreement as permitted by the merger agreement) or by applicable law, (i) increase compensation or benefits for, or enter into or amend any employment, severance or termination agreement with, any current or former member of Axalta’s executive committee, excluding any current non-executive director (the “Axalta senior management”), or, other than in the ordinary course of business consistent with past practice, any other current or former employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of Axalta or any of its subsidiaries (each, an “Axalta service provider”), (ii) grant bonuses to any member of Axalta senior management or, other than cash bonuses in the ordinary course of business consistent with past practice, any current or former Axalta service provider, in each case other than any annual cash bonuses granted pursuant to an Axalta benefit plan in effect as of the date of the merger agreement (or established, adopted or amended after the date of the merger agreement as permitted under the merger agreement), (iii) establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any Axalta benefit plan or labor agreement, (iv) accelerate the vesting of any compensation or benefits for the benefit of any current or former Axalta service provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any Axalta benefit plan, (v) grant to any current or former Axalta service provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that Axalta may pay severance to any current or former Axalta service provider other than any member of Axalta senior management in accordance with an Axalta benefit plan as in effect as of the date of the merger agreement (or established, adopted or amended as permitted under the merger agreement) or in the ordinary course of business consistent with past practice, (vi) hire or terminate the employment of any Axalta service provider other than a termination for cause as determined in good faith or hiring or terminating any Axalta service provider who is not an Axalta senior management member in the ordinary course of business consistent with past practice or (vii) promote any person to an Axalta senior management position;

•

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labor organization, works council, trade union, or other labor association, other than pursuant to any permitted acquisition;

•

make or authorize any capital expenditures (excluding any existing obligations under asset purchase agreements or share purchase agreements entered into by Axalta prior to the date of the merger agreement, as disclosed to AkzoNobel) in excess of USD 245,000,000 in the aggregate on an annual basis;

•

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Axalta Group or of any business unit/division of Axalta Group, except as may be required by U.S. GAAP or a change in applicable law;

•

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of Axalta, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its subsidiaries or (iii) otherwise materially reorganize Axalta Group’s internal corporate structure;

•

(i) make, change or rescind any material tax election, (ii) settle or compromise any material tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of taxes in excess of the amount reserved for in the annual accounts of Axalta, (iii) make an amendment to any tax return already filed that would result in a material increase in taxes due, (iv) enter into an agreement with any governmental authority with respect to a material amount of taxes (but excluding the extension of an existing disclosed agreement on materially similar terms), (v) enter into or change any material tax sharing, tax advance pricing agreement, tax allocation or tax indemnification agreement with a person other than Axalta or any of its subsidiaries that is binding on Axalta or its subsidiaries, (vi) surrender any right to claim a tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of taxes, (vii) consent to the extension or waiver of the limitation period applicable to any tax matter with respect to a material amount of taxes (except in the ordinary course of business), (viii) change the tax residency of Axalta or (ix) create a permanent establishment of Axalta in any jurisdiction outside the jurisdiction of incorporation of Axalta;

•

sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material Axalta intellectual property (other than granting non-exclusive licenses in the ordinary course of business), (ii) disclose to any person (other than AkzoNobel and its affiliates), or allow to fall into the public domain, any material confidential information, or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material Axalta intellectual property;

•	settle any litigation or arbitration proceedings in excess of USD 60,000,000 in the aggregate;

•	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the merger conditions not being satisfied on a timely basis; or

•	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

From the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, and subject to applicable competition laws and the exceptions described in the merger agreement, AkzoNobel will not, and it will procure that its subsidiaries will not, without the prior written consent of Axalta (which will not unreasonably be withheld, conditioned or delayed):

•

amend, or allow any member of AkzoNobel Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of AkzoNobel’s subsidiaries, for such amendments that do not and would not reasonably be expected to have an adverse effect on the merger and are not and would not reasonably be expected to be materially adverse to Axalta or its affiliates;

•	amend or enter into, or allow any member of AkzoNobel Group to amend or enter into, share splits, combinations, subdivisions or amendments to or reclassification of shares;

•

other than, in each case, (i) in the ordinary course of business in respect of any members of AkzoNobel Group other than AkzoNobel or (ii) in respect of AkzoNobel, in connection with the pre-completion distribution, (a) declare, set aside or pay any dividend or make any other distribution with respect to any shares or other equity or voting interests, (b) execute any share repurchases (whether or not announced and whether on an individual basis or as part of a program) or (c) redeem, purchase or otherwise acquire any of its shares, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with tax withholdings of the AkzoNobel equity awards that are outstanding as of the date of the merger agreement (or granted thereafter as permitted by the merger agreement) or as otherwise required by any AkzoNobel equity plan as in effect as of the date of the merger agreement (or any AkzoNobel equity plan established, adopted or amended thereafter as permitted under the merger agreement);

•

other than, in each case, between wholly-owned members of AkzoNobel Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer or issue any shares or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests for which the consideration would exceed an amount of EUR 50,000,000 in the aggregate, other than (i) the issuance of AkzoNobel ordinary shares which AkzoNobel holds in its own capital in connection with the vesting, settlement or exercise of AkzoNobel equity awards that are outstanding as of the date of the merger agreement (or granted following the date of the merger agreement as permitted by the merger agreement) or as otherwise required by any AkzoNobel equity plans as in effect as of the date of the merger agreement (or any AkzoNobel equity plan established, adopted or amended thereafter as permitted under the merger agreement) or (ii) the transfer of AkzoNobel ordinary shares which AkzoNobel holds in its own share capital to AkzoNobel shareholders who submit their share certificates, each consisting of the ownership certificate proper and the dividend sheet with coupons (possibly including talon), to AkzoNobel in accordance with article 59.1 of AkzoNobel’s articles of association;

•

other than, in each case, between wholly-owned members of AkzoNobel Group, directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other person, which acquisition or connected series of acquisitions would exceed an amount of EUR 100,000,000 in the aggregate;

•

other than, in each case, (i) factoring of receivables from commercial transactions on arm’s-length terms in the ordinary course of business and consistent with past practice, (ii) commercial transactions in the ordinary course of business and consistent with past practice or (iii) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

•

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to AkzoNobel Group, taken as a whole;

•

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of AkzoNobel Group to voluntarily terminate or materially modify, any permit that is material to AkzoNobel Group, taken as a whole;

•

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other person, other than loans, advances or capital contributions among any member of AkzoNobel Group in each case in the ordinary course of business and consistent with past practice, directly or through AkzoNobel’s in-house bank;

•

(i) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (a) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practice, (b) indebtedness incurred between AkzoNobel and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries or guarantees by AkzoNobel of indebtedness of any wholly-owned subsidiary of AkzoNobel, in each case in the ordinary course of business consistent with past practice, (c) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practice, (d) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practice, or (e) any indebtedness that does not exceed EUR 130,000,000, or (ii) take any action that would violate applicable securities laws;

•

except as required by the terms of any AkzoNobel benefit plan or labor agreement in effect as of the date of the merger agreement (or any AkzoNobel benefit plan or labor agreement established, adopted or amended after the date of the merger agreement as permitted by the merger agreement) or by applicable law, (i) increase compensation or benefits of, or enter into or amend any employment, severance or termination agreement with, any current or former member of AkzoNobel’s executive committee (the “AkzoNobel senior management”) or, other than in the ordinary course of business consistent with past practice, any other current or former employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of AkzoNobel or any of its subsidiaries (each, an “AkzoNobel service provider”), (ii) grant bonuses to any member of AkzoNobel senior management or, other than cash bonuses in the ordinary course of business consistent with past practice, any current or former AkzoNobel service provider, in each case other than any annual cash bonuses granted pursuant to an AkzoNobel benefit plan in effect as of the date of the merger agreement (or established, adopted or amended as permitted under the merger agreement), (iii) establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any AkzoNobel benefit plan or labor agreement, (iv) accelerate the vesting of any compensation or benefits for the benefit of any current or former AkzoNobel service provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any AkzoNobel benefit plan, (v) grant to any current or former AkzoNobel service provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that AkzoNobel may pay severance to any current or former AkzoNobel service provider other than any member of AkzoNobel senior management in accordance with an AkzoNobel benefit plan as in effect as of the date of the merger agreement (or established, adopted or amended as permitted under the merger agreement) or in the ordinary course of business consistent with past practice, (vi) hire or terminate the employment of any AkzoNobel service provider other than a termination for cause as determined in good faith or hiring or terminating any AkzoNobel service provider who is not an AkzoNobel senior management member in the ordinary course of business consistent with past practice or (vii) promote any person to an AkzoNobel senior management position;

•

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labor organization, works council, trade union or other labor association, other than pursuant to any permitted acquisition;

•

make or authorize any capital expenditures (excluding, for the avoidance of doubt, any existing obligations under asset purchase agreements or share purchase agreements entered into by AkzoNobel prior to the date of the merger agreement, as disclosed to Axalta) in excess of EUR 385,000,000 in the aggregate on an annual basis;

•

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of AkzoNobel Group or of any business unit/division of AkzoNobel Group, except as may be required by Dutch GAAP, IFRS or a change in applicable law;

•

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of AkzoNobel, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its subsidiaries or (iii) otherwise materially reorganize AkzoNobel Group’s internal corporate structure;

•

(i) make, change or rescind any material tax election, (ii) settle or compromise any material tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of taxes in excess of the amount reserved for in the annual accounts of AkzoNobel, (iii) make an amendment to any tax return already filed that would result in a material increase in taxes due, (iv) enter into an agreement with any governmental authority with respect to a material amount of taxes (but excluding the extension of an existing disclosed agreement on materially similar terms), (v) enter into or change any material tax sharing, tax advance pricing agreement, tax allocation or tax indemnification agreement with a person other than AkzoNobel or any of its subsidiaries that is binding on AkzoNobel or its subsidiaries, (vi) surrender any right to claim a tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of taxes, (vii) consent to the extension or waiver of the limitation period applicable to any tax matter with respect to a material amount of taxes (except in the ordinary course of business), (viii) change the tax residency of AkzoNobel or (ix) create a permanent establishment of AkzoNobel in any jurisdiction outside the jurisdiction of incorporation of AkzoNobel;

•

(i) sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material AkzoNobel intellectual property (other than granting nonexclusive licenses in the ordinary course of business), (ii) disclose to any person (other than Axalta and its affiliates), or allow to fall into the public domain, any material confidential information or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material AkzoNobel intellectual property;

•	settle any litigation or arbitration proceedings in excess of EUR 50,000,000 in the aggregate;

•	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the merger conditions not being satisfied on a timely basis; or

•	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

Exclusivity Provisions and Restrictions

Except as expressly permitted in the merger agreement, from the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, each of Axalta and AkzoNobel will not, and will ensure that its subsidiaries and its subsidiaries’ directors, officers and employees will not, and will direct its and its subsidiaries’ agents, advisors or other representatives acting on its or its subsidiaries’ behalf not to:

•

directly or indirectly, initiate, approach, solicit or knowingly encourage (including furnishing nonpublic or confidential information) or knowingly facilitate or knowingly induce any inquiry or the making, submission or announcement of any proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an alternative proposal;

•

enter into, continue or participate in any discussions or negotiations with any third party with respect to an alternative proposal (other than informing third parties of the provisions described in the sections of this proxy statement/prospectus entitled “—Recommendation of the Axalta Board” and “—Recommendation of the AkzoNobel Boards”);

•

provide any nonpublic or confidential information or data (including by granting access to its books or records) relating to AkzoNobel Group or Axalta Group, as applicable, or their respective businesses to any third party with respect to an alternative proposal;

•

grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);

•	approve or recommend, or propose publicly to approve or recommend, any alternative proposal;

•

approve, adopt, enter into or recommend, or propose to approve, adopt, enter into or recommend, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement, partnership agreement or other similar agreement relating to any alternative proposal or any offer or proposal that would reasonably be expected to lead to an alternative proposal; or

•	propose publicly or agree to do any of the foregoing.

Notwithstanding these restrictions, the merger agreement provides that at any time prior to the adoption of the AkzoNobel completion proposals and the adoption of the Axalta completion proposal if such party receives an unsolicited bona fide written alternative proposal that did not result from a material breach of the exclusivity provision in the merger agreement (such party, the “offeree”), made by a person who, in the reasonable opinion of the AkzoNobel boards or the Axalta Board, as applicable, is a bona fide third party and the AkzoNobel boards or the Axalta Board, as applicable, determine in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is or would reasonably be expected to result in an AkzoNobel superior proposal or an Axalta superior proposal, as applicable (each as defined below):

•

the offeree will be permitted to provide nonpublic information with respect to it and its subsidiaries to the person(s) making such alternative proposal, but only if (i) such person(s) has entered into a confidentiality agreement with the offeree containing material terms that are not materially less restrictive in the aggregate than the confidentiality and nondisclosure agreement dated August 30, 2024 and the clean team agreement dated October 11, 2024, each by and between AkzoNobel and Axalta (together, as amended, the “confidentiality agreement”), and which will not contain any exclusivity provision or other term that would restrict, in any manner, the offeree’s ability to consummate the merger and any other transactions as contemplated in or required to give performance to the merger agreement or to comply with its disclosure obligations to the other party pursuant to the merger agreement, and (ii) prior to or contemporaneously with furnishing any such nonpublic information to such person(s), it furnishes such nonpublic information to the other party to the extent the other party has not previously been provided with such information; and

•	the offeree will be permitted to consider such alternative proposal and engage in discussions or negotiations regarding such alternative proposal.

From the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, Axalta and AkzoNobel are required to:

•

promptly (and in any event within 24 hours) provide the other party with written notice of the receipt of, and the material terms and conditions of, and the identity of the person(s) making, any alternative proposal or any written communication, invitation, approach or enquiry, or any request for nonpublic information, received by such party or any of its relevant persons with respect to, or that would reasonably be expected to lead to, any alternative proposal; and

•

keep the other party informed on a reasonably prompt basis (and in any case, within 24 hours) of any significant development of (including any significant amendment or proposed amendment to) such alternative proposal or other written communication, invitation, approach, enquiry or request for nonpublic information with respect to, or that would reasonably be expected to lead to, any alternative proposal (including by delivering copies of any proposals, counterproposals and drafts of agreements exchanged between the relevant party or any of its relevant persons, on the one hand, and such third party, on the other hand).

An “alternative proposal” means, with respect to Axalta or AkzoNobel, as applicable, any offer or proposal for, or any indication of interest in, whether through one or several related transactions:

•

any direct or indirect acquisition (x) of AkzoNobel ordinary shares or Axalta common shares, as applicable, equaling at least 25% of AkzoNobel’s or Axalta’s respective issued share capital or (y) leading to a holding of at least 25% of the voting rights in AkzoNobel’s or Axalta’s respective shareholder meeting;

•

any direct or indirect acquisition of AkzoNobel ordinary shares or Axalta common shares, as applicable, as may trigger a mandatory offer for AkzoNobel or Axalta under applicable laws or any tender or exchange offer for AkzoNobel ordinary shares or Axalta common shares, as applicable, that would result in any person(s) beneficially owning 25% or more of AkzoNobel’s issued share capital or voting rights in AkzoNobel’s shareholder meeting or Axalta’s issued share capital or voting rights in Axalta’s shareholder meeting, as applicable; or

•

any direct or indirect acquisition of business or assets of AkzoNobel Group or Axalta Group, as applicable, which business or assets represent at least 25% of (x) the total assets as presented in the audited consolidated balance sheet of AkzoNobel or Axalta, as applicable, or (y) the revenue or earnings as presented in the audited consolidated statement of income of AkzoNobel or Axalta, as applicable, in each case, for the financial year ended December 31, 2024, in each case, whether by direct or indirect acquisition or purchase, subscription, merger, amalgamation, scheme of arrangement, demerger, reorganization, contribution, joint venture, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving AkzoNobel or any AkzoNobel Group company or Axalta or any Axalta Group company, respectively, with a person or persons other than the other party or any of its affiliates, excluding, in each case, in respect of AkzoNobel, AkzoNobel’s sale of its shareholding in AkzoNobel India to JSW Paints Limited pursuant to, and in accordance with, the share purchase agreement dated as of June 27, 2025, by and between AkzoNobel and JSW Paints Limited.

A “superior proposal” means, with respect to AkzoNobel (an “AkzoNobel superior proposal”) or Axalta (an “Axalta superior proposal”), as applicable, any bona fide unsolicited written alternative proposal (provided that for purposes of each definition references to 25% in the definition of “alternative proposal” will be deemed to be references to 50%) that is binding on the relevant third party (subject only to the valid termination of the merger agreement) and that did not result from a material breach of the exclusivity or superior proposal provisions of the merger agreement, and that the AkzoNobel boards have or the Axalta Board has, as applicable, determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such alternative proposal and the person making such alternative proposal (and taking into account any amendment or modification to the merger agreement proposed by AkzoNobel or Axalta, as applicable):

•

is more favorable to AkzoNobel and its shareholders, employees and other stakeholders with respect to an AkzoNobel superior proposal), or Axalta (with respect to an Axalta Superior Proposal), as applicable, than the merger, explicitly taking into account (i) the synergies expected to be realized by MergeCo in connection with the merger and the percentage of MergeCo that the AkzoNobel or Axalta shareholders, as applicable, will own and (ii) (A) the transaction structure, (B) the certainty of execution and (C) the strategic rationale, in each case, of the merger compared to the alternative proposal;

•	is reasonably likely to be consummated on the terms proposed; and

•

to the extent third-party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation.

At any time prior to, for AkzoNobel, the adoption of the AkzoNobel completion proposals and, for Axalta, the adoption of the Axalta completion proposal, as soon as the AkzoNobel boards or the Axalta Board, as applicable, has determined that an alternative proposal constitutes an AkzoNobel superior proposal or an Axalta superior proposal, respectively, and subsequently accepts such AkzoNobel superior proposal or Axalta superior proposal, as applicable, the offeree may terminate the merger agreement and the AkzoNobel boards or the Axalta Board, as applicable, may make an AkzoNobel adverse recommendation change or an Axalta adverse recommendation change, as applicable, if:

•	such superior proposal did not result from a material breach by the offeree of the exclusivity or superior proposal provisions in the merger agreement;

•

the offeree provides AkzoNobel or Axalta, as applicable, four business days’ prior written notice, which will expressly state that it proposes to enter into such superior proposal, include the material terms and conditions of such superior proposal, include an unredacted copy of the definitive agreement in respect thereof and all other written materials related thereto exchanged between the offeree and the persons making such superior proposal (with any amendment to such superior proposal requiring a new notice and a new two business day period) and expressly state that, as applicable, (i) with regard to AkzoNobel, the AkzoNobel boards have determined to effect an AkzoNobel adverse recommendation change or terminate the merger agreement and have determined, in good faith (and after consultation with their outside legal counsel and financial advisors), that failure to take such action would be inconsistent with their fiduciary duties under the laws of The Netherlands, or (ii) with regard to Axalta, the Axalta Board has determined to effect an Axalta adverse recommendation change or terminate the merger agreement and has determined, in good faith (and after consultation with its outside legal counsel and financial advisors), that failure to take such action would be inconsistent with its fiduciary duties under the laws of Bermuda, and, prior to taking such action (if requested by the other party) the offeree engaged in good faith negotiations with the other party during such four or two business day period, as applicable, to amend the merger agreement such that the alternative proposal ceases to be an AkzoNobel superior proposal or an Axalta superior proposal, as applicable; and

•

no earlier than the end of the four or two business day period, as applicable, the AkzoNobel boards or Axalta Board, as applicable, will have determined, in good faith (and after consultation with their outside legal counsel and financial advisors), that such alternate proposal continues to constitute an AkzoNobel superior proposal or an Axalta superior proposal, as applicable, and that failure to effect an AkzoNobel adverse recommendation change or an Axalta adverse recommendation change or terminate the merger agreement would continue to be inconsistent with their respective fiduciary duties.

Recommendation of the Axalta Board

Pursuant to the merger agreement, Axalta has agreed, through the Axalta Board, to recommend that Axalta shareholders vote in favor of the Axalta resolutions at the Axalta special meeting (the “Axalta recommendation”) and to include the Axalta recommendation in this proxy statement/prospectus, except as described below.

The merger agreement provides that, subject to the exceptions described below, neither the Axalta Board nor any member or committee of the Axalta Board will:

•

withhold or withdraw (or modify, change, amend or qualify in a manner adverse to AkzoNobel) the Axalta recommendation, or publicly propose to take any such action, or fail to make, fail to include in any press releases in connection with the merger or the Axalta special meeting materials, or otherwise make any public statement inconsistent with, the Axalta recommendation;

•

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any alternative proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any other similar agreement relating to any alternative proposal or any offer or proposal that would reasonably be expected to lead to an alternative proposal;

•

if an alternative proposal structured as a tender offer or exchange offer pursuant to Rule 14d-2 of the U.S. Exchange Act (other than by AkzoNobel or its affiliates) is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by Axalta shareholders no later than 10 business days after commencement of such tender offer or exchange offer;

•

make any public statement in connection with an alternative proposal, the announcement of an alternative proposal or the announcement of the intention to make an alternative proposal, other than (i) a recommendation against such proposal (within 10 business days after the public announcement thereof) or (ii) neutral factual information that Axalta determines in good faith, after consultation with its outside legal counsel, to be required to comply with applicable law;

•

fail to publicly reaffirm the Axalta recommendation within 10 business days after receiving a written request to do so from AkzoNobel if any alternative proposal or any material modification thereto has been publicly made; or

•	publicly propose to do or cause to be done any of the foregoing;

any of the actions described above, an “Axalta adverse recommendation change.”

Other than in connection with a superior proposal, upon the occurrence of any intervening event in relation to Axalta and prior to the Axalta special meeting, the Axalta Board may effect an Axalta adverse recommendation change (or authorize, resolve, agree or propose publicly to make an Axalta adverse recommendation change) only if Axalta has (1) provided AkzoNobel with at least four business days’ prior written notice describing the intervening event in reasonable detail and stating expressly its intention to effect an Axalta adverse recommendation change and confirming that the Axalta Board has determined, in good faith (and after consultation with its outside legal counsel and financial advisors), that the failure to effect an Axalta adverse recommendation change would be inconsistent with the fiduciary duties of the Axalta Board and (2) prior to making such an Axalta adverse recommendation change (if requested in writing by AkzoNobel) engaged in good faith negotiations with AkzoNobel during such four business day period to amend the merger agreement so that the failure of the Axalta Board to make an Axalta adverse recommendation change in response to the intervening event would no longer be inconsistent with the fiduciary duties of the Axalta Board. No earlier than the end of such four business day period, the Axalta Board will have determined in good faith (and after consultation with its outside legal counsel and financial advisors) that, taking into account any revised terms proposed by AkzoNobel, the applicable event, effect, development, occurrence or change in circumstances continues to constitute an intervening event as a result of which failure to effect an Axalta adverse recommendation change would continue to be inconsistent with the fiduciary duties of the Axalta Board. Any material change to the circumstances giving rise to the intervening event that was previously subject of a notice thereunder will require a new notice to AkzoNobel and a new two business day period. An “intervening event” means any change, event, occurrence or effect occurring or arising after the date of the merger agreement and before the AkzoNobel shareholder meeting or Axalta special meeting, as applicable, that was not known to or reasonably foreseeable by the AkzoNobel boards or Axalta Board, as applicable, as of the date of the merger agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable as of the date of the merger agreement), that has not arisen as a proximate result of any actions taken by AkzoNobel or Axalta, as applicable, in breach of the merger agreement, which causes such party’s board of directors to determine in good faith (and after consultation with its outside legal counsel and financial advisors) that failure to make an AkzoNobel adverse recommendation change or an Axalta adverse recommendation change, as applicable, in response thereto would be inconsistent with such board’s fiduciary duties under the laws of the Netherlands or the laws of Bermuda, as applicable. However, the following will not constitute or be deemed to contribute to an intervening event:

•	any alternative proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an alternative proposal, or any matter relating thereto or consequence thereof;

•	any change, event, occurrence or effect in respect of the other party;

•

the fact that AkzoNobel and its subsidiaries or Axalta and its subsidiaries, as applicable, meet or exceed any internal or public projections or forecasts or estimates of revenues or earnings for any period;

•

a change in the market price or trading volume of the Axalta common shares on the NYSE or the AkzoNobel ordinary shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant party;

•	the regulatory clearances (as defined below in the section of this proxy statement/prospectus “—Conditions to the Merger”) or any matters relating thereto or arising therefrom;

•

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

•	changes in or the imposition of any tariffs, or any actions relating to trade wars;

•

the execution and delivery of the merger agreement or the announcement or pendency of the merger (including by reason of the identity of the other parties thereto or their affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its subsidiaries or Axalta and its subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships); or

•	any events, developments, changes or circumstances related to, or any consequences of, the foregoing (other than to the extent explicitly carved out from bullets two through four (inclusive)).

The exclusions described in the third and fourth bullets above will not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such fact, as applicable, has resulted in, or contributed to, an intervening event (unless otherwise excluded by another clause described above).

Recommendation of the AkzoNobel Boards

Pursuant to the merger agreement, the AkzoNobel boards have unanimously resolved to support and recommend the merger and unanimously recommend the AkzoNobel shareholders vote in favor of the AkzoNobel transaction-related proposals at the AkzoNobel shareholder meeting (collectively, the “AkzoNobel recommendation”).

The merger agreement provides that, subject to the exceptions described below, neither the AkzoNobel boards nor any committee thereof will:

•

withhold or withdraw (or modify, change, amend or qualify in a manner adverse to Axalta) the AkzoNobel recommendation, or publicly propose to take any such action, or fail to make, fail to include in any press releases in connection with the merger or the AkzoNobel Extraordinary General Meeting materials, or otherwise make any public statement inconsistent with, the AkzoNobel recommendation;

•

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any alternative proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any other similar agreement relating to any alternative proposal or any offer or proposal that would reasonably be expected to lead to an alternative proposal;

•

if an alternative proposal structured as a public offer for outstanding AkzoNobel ordinary shares has been publicly disclosed, fail to publicly recommend against acceptance of such public offer by the AkzoNobel shareholders no later than 10 business days after commencement of such public offer;

•

make any public statement in connection with an alternative proposal, the announcement of an alternative proposal or the announcement of the intention to make an alternative proposal, other than (i) a recommendation against such proposal (within 10 business days after the public announcement thereof) or (ii) neutral factual information that AkzoNobel determines in good faith, after consultation with its outside legal counsel, to be required to comply with applicable law;

•

fail to publicly reaffirm the AkzoNobel recommendation within 10 business days after receiving a written request to do so from Axalta if any alternative proposal or any material modification thereto has been publicly made; or

•	publicly propose to do or cause to be done any of the foregoing;

any of the actions described above, an “AkzoNobel adverse recommendation change.”

Other than in connection with a superior proposal, upon the occurrence of any intervening event in relation to AkzoNobel and prior to the AkzoNobel Extraordinary General Meeting, the AkzoNobel board may effect an AkzoNobel adverse recommendation change (or authorize, resolve, agree or propose publicly to make such an AkzoNobel adverse recommendation change) only if AkzoNobel has (1) provided Axalta with at least four business days’ prior written notice describing the intervening event in reasonable detail and stating expressly its intention to effect an AkzoNobel adverse recommendation change and confirming that the AkzoNobel board has determined, in good faith (and after consultation with its outside legal counsel and financial advisors), that the failure to effect an AkzoNobel adverse recommendation change would be inconsistent with the fiduciary duties of the AkzoNobel boards, and (2) prior to making such an AkzoNobel adverse recommendation change (if requested in writing by Axalta), engaged in good faith negotiations with Axalta during such four business day period to amend the merger agreement so that the failure of the AkzoNobel boards to make an AkzoNobel adverse recommendation change in response to the intervening event would no longer be inconsistent with the fiduciary duties of the AkzoNobel boards. No earlier than the end of such four business day period, the AkzoNobel board will have determined in good faith (and after consultation with its outside legal counsel and financial advisors) that, taking into account any revised terms proposed by Axalta, the applicable event, effect, development, occurrence or change in circumstances continues to constitute an intervening event and failure to effect an AkzoNobel adverse recommendation change would continue to be inconsistent with the fiduciary duties of the AkzoNobel boards (any material change to the circumstances giving rise to the intervening event that was previously subject of a notice thereunder will require a new notice to Axalta and a new two business day period).

Efforts to Obtain Required Shareholder Votes

Axalta has agreed to convene the Axalta special meeting as soon as reasonably possible after the date this proxy statement/prospectus on Form F-4 is declared effective, and in any event within seven weeks thereafter, and AkzoNobel and Axalta will each use reasonable best efforts to ensure that the Axalta special meeting will take place on the same day as the AkzoNobel Extraordinary General Meeting. Unless the Axalta Board has made an Axalta adverse recommendation change in accordance with the merger agreement (as described above in the section of this proxy statement/prospectus entitled “—Recommendation of the Axalta Board”), Axalta will use its reasonable best efforts to secure approval of the Axalta resolutions, subject to its rights under the merger agreement.

AkzoNobel has also agreed to convene the AkzoNobel Extraordinary General Meeting as soon as reasonably possible after the date this proxy statement/prospectus on Form F-4 is declared effective, and in any event within seven weeks thereafter. Unless the AkzoNobel boards have made an AkzoNobel adverse recommendation change in accordance with the merger agreement (as described above in the section of this proxy statement/prospectus entitled “—Recommendation of the AkzoNobel Boards”), AkzoNobel will use its reasonable best efforts to secure approval of the AkzoNobel transaction-related proposals subject to its rights under the merger agreement.

Efforts to Complete the Merger

Pursuant to the merger agreement, AkzoNobel and Axalta have each agreed to consult with each other and use their respective reasonable best efforts to procure the fulfilment of the merger conditions as soon as reasonably practicable, and in any event before the long stop date, including making all applications and notifications required by the merger conditions and using reasonable best efforts to procure that all information requested by the relevant authorities in connection therewith is provided as promptly as reasonably practicable. Pursuant to the merger agreement, AkzoNobel and Axalta have also agreed to:

•

jointly (or if legally required separately, but in close consultation with one another) make all filings to obtain certain specified regulatory clearances and any other regulatory clearances mutually agreed by the parties as soon as permitted and practicably feasible after the date of the merger agreement, but in any event within applicable mandatory deadlines; and

•

cooperate fully with one another and use their respective reasonable best efforts to take any and all actions reasonably necessary to obtain the regulatory clearances and to respond as promptly as practicable to any requests for information from any regulatory authority of competent jurisdiction.

Without prejudice to the foregoing and subject to competition laws relating to the exchange of information, AkzoNobel and Axalta will:

•

reasonably consult and cooperate with one another, including by (to the extent legally permissible) providing to the other in advance a reasonable opportunity to review, providing to the other comments within a reasonable period and considering in good faith the views of one another in connection with any analyses, presentations, memoranda, briefs, arguments, opinions, proposals or other substantive written communications made or submitted by or on behalf of AkzoNobel or Axalta, in connection with the proceedings relating to any of the regulatory clearances;

•	have joint responsibility for determining the strategy and liaising with all regulatory authorities in relation to the merger, with the assistance of their respective advisers;

•	assist and furnish the other with any reasonably necessary information, documentation and assistance reasonably requested in connection with obtaining the regulatory clearances;

•

to the extent practicable and permitted by applicable law, give each other reasonable advance notice of all meetings, oral communications or other material discussions with any regulatory authority relating to the regulatory clearances;

•

to the extent practicable and permitted by applicable law, give each other (or their respective outside counsel) timely notice of, and opportunity to participate in, each of such meetings, oral communications or other material discussions;

•

if any regulatory authority initiates a substantive oral communication regarding any regulatory clearances and the other party (or their respective outside counsel) did not participate in such communication, to the extent permitted by applicable law, promptly thereafter notify such other party of the substance of such communication; and

•	to the extent permitted by applicable law, provide each other with copies of all substantive written communications received from any governmental authority relating to the regulatory clearances.

In addition, from the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, AkzoNobel and Axalta will, and will cause each of their respective affiliates to, use reasonable best efforts to obtain, as promptly as practicable, any consents, waivers and approvals under any of its or its affiliates’ respective material agreements, contracts, licenses or leases, required or advisable to consummate the merger and any other transactions contemplated in or required by the merger agreement, other than the regulatory clearances (which are subject to the provisions in bullets one through seven (inclusive) of the paragraph immediately above). However, neither party nor their respective affiliates will have any obligation to pay any money, make any concessions, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection therewith, except to the extent required under the applicable agreement as in effect on the date of the merger agreement or under applicable law.

Each party will, and will procure that each of their respective affiliates will, refrain from carrying out any action that would reasonably be expected to cause material delay to, materially hinder, prevent or materially prejudice satisfaction of the regulatory clearance merger condition (as described under the first bullet set forth in the section below entitled “—Conditions to the Merger”). All filing fees incurred in relation to any filing required to be made for regulatory clearances will be split equally by AkzoNobel and Axalta.

Subject to applicable competition laws, AkzoNobel and Axalta have agreed to jointly determine strategy, consult and cooperate with one another and consider in good faith each other’s views with respect to all regulatory authorities and any actions contemplated in connection with obtaining regulatory clearances. Each of AkzoNobel and Axalta will use reasonable best efforts to take, and to cause each of its affiliates to take, any and all actions reasonably necessary to obtain the regulatory clearances as soon as reasonably practicable after the date of the merger agreement and will cause each of its affiliates to consent to any divestiture, sale, disposition or other structural or conduct remedy; provided that:

•	any such action will be conditional on completion;

•

AkzoNobel and Axalta will determine jointly what actions, individually or in the aggregate, are considered the most appropriate and will, to the best of their knowledge and understanding, adequately address the applicable regulatory authority’s concerns;

•

each party may undertake, and the other party will reasonably cooperate with respect to, any such divestiture, sale, disposition or other structural or conduct remedy with respect to its own businesses, assets or properties, unless such actions, individually or in the aggregate, are materially burdensome;

•	neither party will be required to take any actions to the extent such actions, individually or in the aggregate, are materially burdensome; and

•

without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), neither party will, nor will it cause its affiliates to, take any actions to the extent such actions, individually or in the aggregate, are materially burdensome.

Financing

Subject to the terms and conditions of the merger agreement, AkzoNobel has agreed to use reasonable best efforts to enter into a bridge financing facility commitment (the “debt financing commitment”), if necessary, to cover any shortfall not otherwise covered by available cash on AkzoNobel’s balance sheet, cash generated from operations and other available funding sources, including the New Senior Notes and any additional senior notes intended to be issued, to pay the pre-completion distribution and refinance the Axalta 2029 Dollar Term Loans. AkzoNobel will use reasonable best efforts to enter into the debt financing commitment and any borrowings pursuant thereto or in substitution thereof (the “debt financing”) on reasonable market terms available at such time with respect to structure and seniority, with the aim of maintaining an investment grade credit rating with S&P Global and Moody’s, and will keep Axalta informed on a reasonable basis on the status of such efforts to arrange the debt financing commitment and the proposed terms thereof and of any debt financing.

AkzoNobel has agreed to give Axalta prompt written notice (and in any event within two business days) of:

•

any material breach of the debt financing commitment or any uncurable event or circumstance, which AkzoNobel becomes aware of, that makes a condition precedent to the debt financing unable to be satisfied, or any termination of all or a portion of the debt financing;

•

the receipt of any notice or other communication from any party to the debt financing commitment with respect to any actual or alleged breach or default, termination or repudiation of any provisions to the debt financing commitment, or any material dispute between the parties to the debt financing commitment with respect to the obligation to fund any portion of the loans committed thereunder; and

•	if AkzoNobel determines in good faith that it will not be able to obtain all or any of the loans on the terms contemplated in the debt financing commitment.

From the date of the merger agreement until the earlier of the effective time or the valid termination of the merger agreement, AkzoNobel has also agreed to use reasonable best efforts to refinance AkzoNobel’s 1.125% notes due 2026 (the “AkzoNobel 2026 notes”) on commercially reasonable terms, and Axalta has also agreed to, and to cause its affiliates and advisors to, provide reasonable cooperation as reasonably requested by AkzoNobel or its affiliates in connection with the debt financing, including:

•	responding on a timely basis to any reasonable information requests from AkzoNobel or any of AkzoNobel’s debt financing providers;

•

providing reasonable and customary assistance to AkzoNobel in the preparation and delivery of any definitive financing documents, rating agency presentations, offering memoranda or other similar documents;

•	participating in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies; and

•	taking any other reasonable actions that are necessary or advisable to permit the consummation of the debt financing and the refinancing of the AkzoNobel 2026 notes.

Indemnification and Insurance

Under the terms of the merger agreement, for a period of six years following the completion date, MergeCo and Axalta will indemnify and hold harmless, and provide advancement of expenses to, all past and present members of the Axalta Board and all past and present directors and officers of Axalta and its subsidiaries for acts or omissions occurring at or prior to the completion date in a manner no less advantageous in the aggregate as such persons are or have the right to be indemnified or have the right to advancement of expenses as of the date of the merger agreement, in each case pursuant to the organizational documents of Axalta or its subsidiaries or any indemnification agreements between Axalta or its subsidiaries and any such person and to the fullest extent permitted by law. If, prior to the sixth anniversary of the completion date, any such person delivers to MergeCo a written notice asserting that such indemnification or advancement of expenses is required, then the claim will survive until such claim is fully and finally resolved.

Prior to the completion date, Axalta will obtain and fully pay the premium for a six-year run-off or “tail” endorsement for Axalta’s existing directors’ and officers’ insurance programs and Axalta’s existing fiduciary liability insurance policies, such cost not to exceed 400% of the aggregate amount per annum Axalta paid in its last full fiscal year prior to the completion date for such insurance (the “premium cap”), and if the premium for such tail insurance would exceed the premium cap, then Axalta will obtain coverage providing the maximum limits on liability available at a cost equal to the premium cap.

Employee Matters

The merger agreement requires that, for a period of one year after the effective time, each employee of AkzoNobel, Axalta or any of their respective subsidiaries employed by MergeCo or any of its subsidiaries immediately following the effective time will be provided with:

•	a base salary or base wage rate, as applicable, no less favorable than that in effect immediately prior to the effective time;

•	target annual cash bonus opportunities no less favorable than those provided immediately prior to the effective time;

•	severance payments and benefits that are no less favorable than those applicable to such employee immediately prior to the effective time; and

•

other compensation and benefits (excluding defined benefit pension, post-employment welfare benefits, equity-based compensation and change of control, retention or other one-time awards) substantially comparable in the aggregate to those provided to such employee prior to the effective time.

From and after the effective time, with respect to any employee health, medical, dental, prescription drug or vision plans established or maintained by MergeCo or any of its affiliates, MergeCo and its affiliates will use their reasonable best efforts to waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period under all such plans (except to the extent such pre-existing condition, exclusion, actively-at-work requirement or waiting period would apply to such individual under the corresponding Axalta or AkzoNobel benefit plan prior to the effective time) and provide full credit for any co-payments, deductibles or similar payments made prior to the effective time for the plan year.

From and after the effective time, MergeCo and its subsidiaries will use their reasonable best efforts to provide credit to employees for service recognized by AkzoNobel, Axalta or their subsidiaries, as applicable, except when such recognition would result in a duplication of benefits or with respect to any defined benefit pension plan, retiree medical plan or equity or equity-based award granted after the effective time.

To the extent permitted by applicable law, with respect to any employee who is or becomes subject to a labor agreement, all compensation and benefits treatment and terms and conditions afforded to such employee will be provided in accordance with such labor agreement and the terms detailed above will not apply.

The merger agreement further provides that, in the event the effective time occurs during the second half of the year, employees will be eligible to receive a bonus, determined by Axalta or AkzoNobel, as applicable, based on actual performance through the effective time and projected performance for the remainder of the year, with such bonus prorated if the first effective time occurs in the third quarter of the year, with the remaining portion determined by MergeCo using a methodology that is consistent for Axalta and AkzoNobel employees. In the event the effective time occurs in the first half of the year, Axalta and AkzoNobel will agree on a consistent methodology to determine for both Axalta and AkzoNobel employees the treatment of the portion of annual bonuses covering the period prior to the effective time and the portion covering the period following the effective time. In all cases, such annual bonuses will remain payable at the normal time annual bonuses are paid and subject to all terms and conditions of the applicable annual bonus plan.

Post-Completion Equity Plans

As soon as reasonably possible after the date of the merger agreement, and in any event prior to completion, AkzoNobel and Axalta will develop and agree on appropriate equity or equity-based incentive plans and programs for directors and employees of MergeCo and its subsidiaries to be effective as of the completion date (the “Post-Completion Equity Plans”).

Pursuant to the merger agreement, Axalta and AkzoNobel have established a steering committee to coordinate the development, structure and implementation of the Post-Completion Equity Plans (the “SteerCo”). Each of Axalta and AkzoNobel has appointed two representatives to the SteerCo, which will:

•	meet regularly to discuss the Post-Completion Equity Plans;

•

engage a remuneration advisor to assist with the design and implementation of the Post-Completion Equity Plans, with the pre-completion costs of such advisor split evenly between Axalta and AkzoNobel; and

•	develop a timeline, specific milestones and decision-making process for the development, approval and implementation of the Post-Completion Equity Plans.

MergeCo Remuneration Policy and Remuneration Report

Axalta and AkzoNobel have agreed to develop a remuneration policy for the remuneration of the members of the MergeCo board following the effective time. In development of such policy, Axalta and AkzoNobel will take into account current compensation entitlements of individuals at Axalta and AkzoNobel expected to serve on the MergeCo board and market practice in the relevant jurisdictions. Axalta and AkzoNobel are currently developing such policy and expect to have finalized a proposed policy prior to the effectiveness of this proxy statement/prospectus. The remuneration policy will be proposed to the AkzoNobel Extraordinary General Meeting for adoption. The vote of the general meeting on the adoption or amendment of the remuneration policy is binding. Under Dutch law, for as long as MergeCo ordinary shares are admitted to trading on Euronext Amsterdam (i.e., a regulated market within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht)), adoption or amendment of the remuneration policy requires at least 75% of the votes cast, unless the articles of association of the company provide for a different majority requirement (which can also be a simple majority requirement). Pursuant to the MergeCo Articles, a resolution of the general meeting to adopt or amend the remuneration policy requires a majority of the votes cast. In addition, for as long as MergeCo ordinary shares are admitted to trading on Euronext Amsterdam. MergeCo will need to submit its annual remuneration report to the general meeting for an advisory vote. Once MergeCo ordinary shares cease to be admitted to trading on Euronext Amsterdam, a simple majority of votes cast will suffice for the adoption of or any amendment to MergeCo’s remuneration policy and MergeCo will no longer be required to submit its annual remuneration report to the general meeting for an advisory vote.

Post-Completion MergeCo Board

Pursuant to the merger agreement, AkzoNobel will cause MergeCo to have a one-tier board of directors (the “MergeCo Board”) consisting of 11 members, including two executive directors and nine non-executive directors. Subject to the appointment of the MergeCo Board members, the total composition of the MergeCo Board will meet the requirements under the Dutch Civil Code and mandatory NYSE standards, as well as the independence standards under the Dutch Corporate Governance Code and the NYSE listing rules. The initial MergeCo Board will consist of (i) one executive director (which will be the Deputy-Chief Executive Officer of MergeCo, to be succeeded as executive director by the Chief Financial Officer of MergeCo) and three non-executive directors (including the chair of the MergeCo Board), all designated by Axalta (the “MergeCo Board Axalta directors”), (ii) one executive director (which will be the chief executive officer of MergeCo) and three non-executive directors (including the vice chair of the MergeCo Board), all designated by AkzoNobel (the “MergeCo Board AkzoNobel directors”) and (iii) three non-executive directors designated jointly by AkzoNobel and Axalta (the “MergeCo Board joint directors” and, together with the MergeCo Board Axalta directors and the MergeCo Board AkzoNobel directors, the “initial MergeCo directors”), which MergeCo Board joint directors shall be independent from AkzoNobel and Axalta (as determined in accordance with the independence requirements under the NYSE independence rules and the Dutch Corporate Governance Code).

Pursuant to the merger agreement, AkzoNobel will procure that any members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board who will not continue as members of the MergeCo Board will irrevocably resign from their positions as members of the AkzoNobel Board of Management or the AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its subsidiaries (where relevant), in each case, with effect from the amendment time and each such member will confirm prior to the amendment time that, at the amendment time, he or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the merger. In addition, AkzoNobel has agreed not to take any actions that would result in the appointment of any persons as members of the MergeCo Board, other than the (envisaged) initial MergeCo directors.

Each initial member of the MergeCo Board will serve an initial three-year term, with the end of such term adjusted as necessary to coincide with the date of the first annual general meeting of MergeCo held after the third anniversary of completion, except that the Deputy-Chief Executive Officer will only serve on the MergeCo Board for the first six months following completion, at which point he will resign from the MergeCo Board and be replaced by the Chief Financial Officer who will serve on the MergeCo Board for the remainder of the initial three-year term. Thereafter, at the first annual general meeting of MergeCo held after the third anniversary of completion, the MergeCo Board AkzoNobel directors and the MergeCo Board Axalta directors then in office (or their respective successors) will stand for reelection or election, as applicable, for a two-year term, while the MergeCo Board joint directors then in office (or their respective successors) will stand for reelection or election, as applicable, for a one-year term. At the second annual general meeting following the third anniversary of completion, the MergeCo Board joint directors then in office (or their respective successors) will stand for reelection or election, as applicable, for a one-year term. Following this transition, any nominees for the MergeCo Board will stand for reelection or election, as applicable, to serve one-year terms.

In accordance with the terms set forth in the merger agreement, Axalta and AkzoNobel have designated Greg Poux-Guillaume, Chris Villavarayan, Rakesh Sachdev, Ben Noteboom, Jaska de Bakker, Wouter Kolk, Jan Bertsch, and Kevin Stein as nominees to serve as initial MergeCo directors. Axalta and AkzoNobel anticipate that (i) Greg Poux-Guillaume, the current Chief Executive Officer of AkzoNobel, will be appointed to serve as an executive director of the MergeCo Board and the Chief Executive Officer of MergeCo, (ii) Chris Villavarayan, the current Chief Executive Officer and President of Axalta, will be appointed to serve as an executive director of the MergeCo Board and the Deputy-Chief Executive Officer of MergeCo and, upon the resignation of Chris Villavarayan as an executive director, Carl Anderson, the current Senior Vice President and Chief Financial Officer of Axalta who will be appointed Chief Financial Officer of MergeCo, will be appointed to serve as an executive director of the MergeCo Board, (iii) Rakesh Sachdev, the current chair of the Axalta Board, will be appointed to serve as a non-executive director and the chair of the MergeCo Board, (iv) Ben Noteboom, the current chair of the AkzoNobel Supervisory Board, will be appointed to serve as a non-executive director and the vice-chair of the MergeCo Board,

(v) Jaska de Bakker, current member of the AkzoNobel Supervisory Board, will be appointed to serve as a non-executive director of the MergeCo Board, (vi) Wouter Kolk, current member of the AkzoNobel Supervisory Board, will be appointed to serve as a non-executive director of the MergeCo Board, (vii) Jan Bertsch, a current independent director of Axalta, will be appointed to serve as a non-executive director of the MergeCo Board and (viii) Kevin Stein, a current independent director of Axalta, will be appointed to serve as a non-executive director of the MergeCo Board. For additional information on the skills and experience of the MergeCo Board, see the section of this proxy statement/prospectus entitled “Management of MergeCo.” AkzoNobel and Axalta are in the process of identifying the remaining individuals to be nominated for appointment to the MergeCo Board.

Until the first annual general meeting of MergeCo held after the third anniversary of completion (after which the below provisions will expire automatically):

•

the MergeCo Board may only propose to the general meeting of MergeCo shareholders the suspension or dismissal of an executive director or a non-executive director or suspend an executive director, in each case, with the affirmative vote of 75% of the non-executive directors;

•

if the executive director serving as chief executive officer of MergeCo (or their successor) ceases to be a MergeCo director for any reason, the remaining MergeCo Board AkzoNobel directors (or their successors) will be entitled to nominate the chief executive officer’s successor, which nomination will be subject to the approval of at least 75% of the non-executive directors, and such successor will, upon appointment by the MergeCo general meeting, serve as an executive director and the chief executive officer of MergeCo until the first annual general meeting of MergeCo held after the third anniversary of completion;

•

if the executive director serving (x) as Deputy-Chief Executive Officer of MergeCo ceases to be a MergeCo director for any reason prior to the date that is six months after completion, the Chief Financial Officer of MergeCo will be nominated as their successor and will, upon appointment by the MergeCo general meeting, serve as an executive director until the first annual general meeting of MergeCo held after the third anniversary of completion, and (y) as Chief Financial Officer of MergeCo (or their successor) ceases to be a MergeCo director for any reason, the remaining MergeCo Board Axalta directors (or their successors) will be entitled to nominate the Chief Financial Officer’s successor, which nomination will be subject to the approval of at least 75% of the non-executive directors, and such successor will, upon appointment at the MergeCo general shareholder meeting, serve as an executive director and the chief financial officer of MergeCo until the first annual general meeting of MergeCo held after the third anniversary of completion;

•

if any other MergeCo Board Axalta director or MergeCo Board AkzoNobel director ceases to be a MergeCo director for any reason, the remaining MergeCo Board Axalta directors or MergeCo Board AkzoNobel directors, respectively, serving as non-executive directors (or their respective successors) will be entitled to nominate an independent, non-executive director to serve as such person’s successor, which nomination will be subject to the approval of at least 75% of the non-executive directors, and such successor will, upon appointment by the MergeCo general meeting, serve as a non-executive director until the first annual general meeting of MergeCo held after the third anniversary of completion;

•

if any MergeCo Board joint director (or their successor) ceases to be a MergeCo director for any reason, an independent, non-executive director will be nominated by the MergeCo Board to serve as such person’s successor with the approval of at least 75% of the non-executive directors, and such successor will, upon appointment by the MergeCo general meeting, serve as a non-executive director until the first annual general meeting of MergeCo held after the third anniversary of completion;

•

the title ‘Chair’ will be granted from time to time by the then-serving MergeCo Board Axalta directors (or their successors), which grant will be subject to the approval of at least 75% of the non-executive directors, to one of the independent non-executive directors; and

•

the title ‘Vice-Chair’ will be granted from time to time by the then-serving MergeCo Board AkzoNobel directors (or their successors), which grant will be subject to the approval of at least 75% of the non-executive directors, to one of the independent non-executive directors.

The MergeCo Board will require a majority of the votes cast to resolve on any matter, except that, until the first annual general meeting of MergeCo held after the third anniversary of completion, proposed amendments to the remuneration policy suspensions, dismissals and replacements of the Chief Executive Officer or Chief Financial Officer as members of the Executive Committee will require the affirmative vote of at least 75% of the non-executive directors. Furthermore, a domicile change will require the affirmative vote of at least 75% of the non-executive directors. A general quorum requirement of a majority of members of the MergeCo Board will apply, except that, until the first annual general meeting of MergeCo held after the third anniversary of completion, a quorum will require at least three MergeCo Board Axalta directors and three MergeCo Board AkzoNobel directors.

Pursuant to the merger agreement, (i) prior to the effective time, AkzoNobel will cause the adoption of rules governing the MergeCo Board and (ii) immediately following the effective time, AkzoNobel will cause the amendment of its articles of association through execution of a Dutch notarial deed to give effect to the governance terms set out in the merger agreement and effect the conversion of all AkzoNobel priority shares, par value of €400 per share, into AkzoNobel ordinary shares.

For further details on the composition and voting of the MergeCo Board, you should read the more detailed provisions of MergeCo’s articles of association, a copy of the form of which is attached as Annex F to this proxy statement/prospectus and is incorporated by reference herein.

Listing of AkzoNobel Ordinary Shares; Termination of ADRs

Pursuant to the merger agreement, AkzoNobel will use its reasonable best efforts to take or cause to be taken all actions, or do or cause to be done all things, necessary, proper or advisable under applicable law to cause the AkzoNobel ordinary shares to be listed for trading on the NYSE as of the effective time. In addition, AkzoNobel will use its reasonable best efforts to take or cause to be taken all actions, or do or cause to be done all things, necessary, proper or advisable under applicable law to cause AkzoNobel’s American Depositary Receipt program to be terminated as of the effective time.

Delisting from Euronext Amsterdam

Pursuant to the merger agreement, AkzoNobel undertakes to take all necessary actions to effect the delisting of the MergeCo ordinary shares from Euronext Amsterdam on or as soon as practicable following completion, subject to compliance with applicable laws and applicable Euronext Amsterdam regulations. AkzoNobel currently anticipates the delisting will occur approximately 12 months after completion.

Delisting and Deregistration of Axalta Common Shares

If the transaction is completed, there will no longer be any publicly held Axalta common shares. Accordingly, the Axalta common shares will be delisted from the NYSE and deregistered under the U.S. Exchange Act as promptly as practicable after the effective time, and Axalta will no longer be required to file periodic reports with the SEC with respect to Axalta common shares.

Pursuant to the merger agreement, Axalta must use its reasonable best efforts to take or cause to be taken all actions reasonably necessary, proper or advisable to delist the Axalta common shares from the NYSE and to terminate its registration under the U.S. Exchange Act as promptly as practicable after the effective time.

Other Covenants and Agreements

The merger agreement includes additional covenants, including covenants relating to:

•	cooperation between AkzoNobel and Axalta in preparing the proxy statement/prospectus and the prospectus regulation document;

•	cooperation with respect to the name, ticket, symbol and branding strategy of MergeCo;

•	coordination between AkzoNobel and Axalta with respect to public announcements concerning the transactions contemplated by the merger agreement; and

•

confidentiality and access to information, including each of AkzoNobel and Axalta providing the other with reasonable access to information and personnel prior to completion, subject to applicable law and confidentiality obligations.

Conditions to the Merger

The obligations of each of AkzoNobel and Axalta to consummate the merger are subject to the satisfaction (or, to the extent permitted by applicable law, waiver by AkzoNobel or Axalta, as applicable) of the following conditions (each a “merger condition” and, collectively, the “merger conditions”):

•

applicable licenses, certificates, permits, approvals, clearances, consents, waivers, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of applicable regulatory authorities in relation to the merger having been obtained as set out below (each, a “regulatory clearance”), which regulatory clearances will be considered satisfied upon:

◾

such regulatory clearances having been obtained without conditions or with conditions meeting the requirements described in the section of this proxy statement/prospectus entitled “—Efforts to Complete the Merger” that have been addressed or fulfilled to the satisfaction of the applicable regulatory authorities;

◾	the waiting and other time periods (and any extensions thereof) applicable to the merger under the applicable law having expired, lapsed or terminated; or

◾

the applicable regulatory authority taking a decision or otherwise informing AkzoNobel or Axalta that the merger does not fall within the scope of the applicable law, or that the applicable regulatory authority does not have further questions and does not intend to commence an investigation under the applicable law with respect to the merger.

The “regulatory clearances” include (i) merger clearance filings in certain jurisdictions, including the European Union, United Kingdom and United States, (ii) a filing pursuant to Regulation (EU) 2022/2560 (the Foreign Subsidies Regulation) with the European Commission and (iii) foreign direct investment and foreign subsidy filings in certain jurisdictions. Each jurisdiction in which a regulatory clearance is required pursuant to the terms of the merger agreement, including each jurisdiction referenced in clauses (i) – (iii) (inclusive) above, is an “applicable jurisdiction.”

•	the required consultation with the central works council of AkzoNobel having been deemed completed, which has been completed in December 2025;

•

(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of AkzoNobel to the extent specified in the merger agreement and (ii) AkzoNobel, Merger Sub and Merger Sub 2 having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by them under the merger agreement at or prior to the completion date;

•

(i) subject to certain materiality qualifiers, there not being a breach of the representations and warranties of Axalta to the extent specified in the merger agreement and (ii) Axalta having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by it under this merger agreement at or prior to the completion date;

•	the AkzoNobel completion proposals having been validly adopted at the AkzoNobel Extraordinary General Meeting and being in full force and effect;

•	the Axalta completion proposal having been validly adopted at the Axalta special meeting and being in full force and effect;

•

this registration statement on Form F-4 having been declared effective by the SEC under the U.S. Securities Act, no stop order suspending the effectiveness of the Form F-4 being in effect and no proceedings for such purposes being pending before the SEC;

•

AkzoNobel having made publicly available a prospectus regulation document in accordance with Regulation (EU) 2017/1129, as amended from time to time, as required in connection with the listing on Euronext Amsterdam of the AkzoNobel ordinary shares to be issued in the merger;

•	AkzoNobel ordinary shares issuable in the merger having been authorized for listing on NYSE, subject only to official notice of issuance;

•	AkzoNobel having declared and paid the pre-completion distribution;

•

(i) no stay or other order having been issued by any governmental authority of competent jurisdiction that remains in force and effect at completion in an applicable jurisdiction, to the extent related to a competition law or foreign investment law or in any material business jurisdiction and (ii) no statute, rule, regulation or other applicable law of any governmental authority of competent jurisdiction having been enacted that remains in force and effect at completion in an applicable jurisdiction, to the extent related to a competition law or foreign investment law or in a material business jurisdiction, which in any case, prohibits the consummation of the merger, in whole or in part, in accordance with the merger agreement;

•	AkzoNobel not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at completion;

•	Axalta not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at completion;

•	between the date of the merger agreement and completion, there not having occurred a material adverse effect in relation to AkzoNobel; and

•	between the date of the merger agreement and completion, there not having occurred a material adverse effect in relation to Axalta.

Prior to completion, to the extent permitted by applicable law, the merger conditions described in the fourth, thirteenth, and fifteenth bullets above may be waived by AkzoNobel, the merger conditions described in the third, twelfth and fourteenth bullets above may be waived by Axalta and the merger conditions described in the first, second and fifth through eleventh (inclusive) bullets above may only be waived jointly by AkzoNobel and Axalta.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time by mutual written consent of AkzoNobel and Axalta or by either AkzoNobel or Axalta if:

•

a court or other governmental authority of competent jurisdiction has issued an order or if any governmental authority of competent jurisdiction has enacted after the date of the merger agreement an applicable law that remains in force and effect, in either case, in (i) an applicable jurisdiction, to the extent related to a competition law or foreign investment law, or (ii) if not related to a competition law or foreign investment law, in a material business jurisdiction, that permanently enjoins, prevents or prohibits the consummation of the merger and, in respect of such order, shall have become final and non-appealable;

•

any of the merger conditions have not been satisfied or waived in accordance with the merger agreement by 23:59 Central European Time on May 18, 2027 (the “initial long stop date”); provided that if, on the initial long stop date, the merger condition set forth under (i) the eleventh bullet in the section above entitled “—Conditions to the Merger,” if the order or applicable law relates to or is based on any regulatory clearances, or (ii) under the first bullet in the section above entitled “—Conditions to the Merger” has not been satisfied or waived and each other merger condition has been satisfied or waived or remains capable of satisfaction, the initial long stop date automatically extends to November 18, 2027;

•	prior to obtaining approval of the other party’s shareholders to complete the transactions, the board or boards, as applicable, of the other party effects or effect an adverse recommendation change;

•	in connection with such party’s acceptance of a superior proposal;

•

any of the representations and warranties of the other party fails to be true and correct, which failure (i) would give rise to the failure of the merger condition due to a material breach by such other party and (ii) (x) is not reasonably capable of being cured by the long stop date or (y) if such failure is reasonably capable of being cured by such other party, is not cured within 30 calendar days after written notice of such failure to such other party (or, if sooner, the long stop date), except that such right to terminate the merger agreement will not be available to a party if it is then in breach of the merger agreement such that the respective merger condition would not be satisfied at such time;

•

the other party has breached or failed to perform any of its covenants or obligations under the merger agreement in any material respect or has committed fraud with respect to its covenants or obligations under the merger agreement, in each case, to the extent that any such breach, failure or fraud has or would reasonably be expected to have material adverse consequences for the merger or either or both of AkzoNobel and Axalta and has not been remedied by the earlier of (i) 30 days after receipt by such other party of a written notice from the terminating party of such breach and (ii) the long stop date, except that such right to terminate the merger agreement will not be available to a party if it is then in breach of the merger agreement such that the merger condition with respect to such party’s representations and warranties and covenants would not be satisfied at such time;

•	the AkzoNobel Extraordinary General Meeting (including any postponement or adjournment thereof) has concluded and the AkzoNobel completion proposals are not adopted; or

•	the Axalta special meeting (including any postponement or adjournment thereof) has concluded and the Axalta completion proposal is not adopted.

The right to terminate the agreement described under the first and second bullets above will not be available to a party if their breach of the merger agreement has been the proximate cause of the relevant merger condition not being satisfied.

If the merger agreement is terminated, it will have no force or effect and there shall be no liability or obligation on the part of AkzoNobel or Axalta, except in the case of fraud or willful breach (subject to the limitations set forth therein), and except that specified provisions of the merger agreement, including those relating to confidentiality and public announcements, termination payments, effect of termination and other customary general provisions, will survive such termination in accordance with their terms.

Expenses and Termination Payments

Except as described below, each party will pay its own costs relating to the negotiation, preparation, execution and performance of the merger agreement and any documents executed pursuant thereto.

In the event the merger is not consummated, all reasonable and documented out-of-pocket costs incurred by either AkzoNobel or Axalta in connection with arranging, implementing and utilizing the debt financing commitment will be borne on a 50/50 basis. All costs incurred by AkzoNobel in connection with refinancing the AkzoNobel 2026 notes will be borne by AkzoNobel.

AkzoNobel will pay to Axalta a termination payment of EUR 150,000,000 in cash, exclusive of (reverse charge) VAT, if the merger agreement is terminated for the following:

•	Axalta terminates the merger agreement due to an AkzoNobel adverse recommendation change;

•	AkzoNobel terminates the merger in connection with an AkzoNobel superior proposal; or

•

the merger agreement is terminated (i) by either party due to (a) failure to close the transaction by the longstop date or (b) failure to adopt the AkzoNobel completion proposals, or (ii) by Axalta due to (a) a failure of the representations and warranties of AkzoNobel to be true and correct or (b) AkzoNobel’s breach or failure to perform any of its covenants or obligations under the merger agreement, in each case, if (A) prior to such termination and after the date of the merger agreement, an alternative proposal with respect to AkzoNobel was publicly announced, publicly made known or (except for clause (ii)) made to either of the AkzoNobel boards and not withdrawn and (B) on or prior to the 12-month anniversary of such termination, a transaction constituting an alternative proposal with respect to AkzoNobel is consummated or a definitive agreement providing for an alternative proposal with respect to AkzoNobel is entered into by AkzoNobel or any of its subsidiaries.

Axalta will pay to AkzoNobel a termination payment of EUR 150,000,000 in cash, exclusive of (reverse charge) VAT, if the merger agreement is terminated for the following:

•	AkzoNobel terminates the merger agreement due to an Axalta adverse recommendation change;

•	Axalta terminates the merger agreement in connection with an Axalta superior proposal; or

•

the merger agreement is terminated (i) by either party due to (a) failure to close the transaction by the longstop date or (b) failure to adopt the Axalta completion proposal, or (ii) by AkzoNobel due to (a) a failure of the representations and warranties of Axalta to be true and correct or (b) Axalta’s breach or failure to perform any of its covenants or obligations under the merger agreement, in each case, if (A) prior to such termination and after the date of the merger agreement, an alternative proposal with respect to Axalta was publicly announced, publicly made known or (except for clause (ii)) made to the Axalta Board and not withdrawn and (B) on or prior to the 12-month anniversary of such termination, a transaction constituting an alternative proposal with respect to Axalta is consummated or a definitive agreement providing for an alternative proposal with respect to Axalta is entered into by Axalta or any of its subsidiaries.

Solely for the purposes of the third bullets in each of the immediately preceding paragraphs, the term “alternative proposal” will have the same meaning described above in the section of this proxy statement/prospectus entitled “—Exclusivity Provisions and Restrictions,” except that all references to 25% will be deemed to be references to 50%.

Amendments and Waivers

The merger agreement may be amended by written agreement of the parties and no provision may be waived or extended, except by a written instrument signed by the party against whom the waiver or extension is to be effective.

No Third-Party Beneficiaries

Except as set out above in the section of this proxy statement/prospectus entitled “—Indemnification and Insurance,” the merger agreement does not contain any stipulation in favor of any third party and nothing in the merger agreement, express or implied, is intended to confer upon any person other than the parties any right or remedy.

Specific Performance

Each of Axalta and AkzoNobel will have the right to demand specific performance of the provisions of the merger agreement by the other party. The parties agreed that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached and agree that each party will be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, including the right of a party to cause the other parties to consummate the merger and the other transactions contemplated thereby, in addition to any other remedy at law or in equity. The parties further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and no party will be required to prove damages or obtain, furnish, provide or post any bond or similar instrument as a condition to obtaining specific performance or other equitable relief.

Governing Law

Except for the requirements of the parties under the U.S. Exchange Act and the U.S. Securities Act, which will be interpreted, construed and governed by and in accordance with the laws of the United States, and the requirements of Merger Sub and Merger Sub 2, and each of their respective boards of directors, Axalta and the Axalta Board under the Bermuda Companies Act, which will be interpreted, construed and governed by and in accordance with the laws of Bermuda, the merger agreement will be deemed to be made in, and interpreted, construed and governed exclusively by and in accordance with, the laws of the Netherlands, in each case without regard to conflict of laws principles. All disputes arising out of or in connection with the merger agreement and the documents to be entered into pursuant to the merger agreement will (subject to specified exceptions) be finally and exclusively resolved by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of arbitration, with the place of arbitration in London, the United Kingdom, proceedings in English and a tribunal of three arbitrators (each of AkzoNobel and Axalta to nominate an arbitrator, with such co-arbitrators to jointly nominate the president of the tribunal). Prior to the constitution of the arbitral tribunal, the parties may request conservatory or interim measures (including actions to enforce any award stemming from such measures) before the Netherlands Commercial Court.

STICHTING SUPPORT AGREEMENT

The following summarizes the material provisions of the Stichting support agreement. This summary does not purport to be complete and may not contain all of the information about the Stichting support agreement that is important to you, and is qualified in its entirety by reference to the Stichting support agreement, a copy of which is attached as Annex G to this proxy statement/prospectus and is incorporated by reference herein. You are urged to read the Stichting support agreement carefully and in its entirety, as the rights and obligations of the Foundation, Axalta and AkzoNobel thereunder are governed by the express terms and conditions of the Stichting support agreement and not by this summary or any other information contained in this proxy statement/prospectus.

Concurrently with the execution of the merger agreement, AkzoNobel and Axalta entered into that certain Stichting support agreement with the Foundation, an entity that holds all of the issued and outstanding AkzoNobel priority shares. Pursuant to the Stichting support agreement, the Foundation irrevocably agreed to consent to and approve and cooperate with the implementation of the merger and all other transactions contemplated by the merger agreement, to the extent that the Foundation’s consent, approval or cooperation is required therefor, including agreeing:

•

to give its prior approval to the proposal to amend AkzoNobel’s articles of association in accordance with the MergeCo articles of association, pursuant to which, among other things, the AkzoNobel priority shares will be converted into AkzoNobel ordinary shares (such AkzoNobel ordinary shares, the “Stichting Converted Shares”) and all rights that accrue to the Foundation as sole holder of the AkzoNobel priority shares will lapse;

•

to vote all of the AkzoNobel priority shares held by the Foundation in favor of the resolutions to be presented to AkzoNobel shareholders at the AkzoNobel Extraordinary General Meeting (including to approve the merger) and against any resolution or other vote that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by the merger agreement, including the merger;

•

not to consent to, cooperate with, take or omit to take any action that would, or would reasonably be expected to, (i) result in any condition to the merger (as set forth in the merger agreement) not being satisfied or (ii) adversely affect the consummation of the merger or any of the other transactions contemplated by the merger agreement, including a material delay or postponement thereof;

•

to irrevocably waive its rights to draw up a binding list of nominees in respect of the vacancies to be filled by the MergeCo Board nominees, unless, following prior consultation with Axalta, the Foundation deems it reasonably necessary to exercise such rights to prevent any third party from frustrating the merger;

•

not to transfer, pledge, encumber or otherwise dispose of, and not to cooperate with or sign any documents to effect any such transfer, pledge, encumbrance or other disposal of, any AkzoNobel priority shares or Stichting Converted Shares, as applicable, or the voting rights attached thereto, except as expressly contemplated by the Stichting support agreement or the merger agreement, or if such action contributes to consummation of the merger;

•

to transfer, and cooperate with and sign all documents necessary to transfer, the Stichting Converted Shares to AkzoNobel for no consideration, subject to the implementation of the MergeCo articles of association and effective as of the amendment time;

•

to irrevocably waive and relinquish any rights it may have with respect to the AkzoNobel priority shares and AkzoNobel, subject to the implementation of the MergeCo articles of association and effective as of the amendment time; and

•	to take all actions necessary to cause the dissolution of the Stichting support agreement as soon as reasonably practicable following the amendment time.

The Stichting support agreement will terminate as of the earliest to occur of (i) completion and the other transactions contemplated by the merger agreement and (ii) the date of termination of the merger agreement in accordance with its terms.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”), which includes the unaudited pro forma condensed combined balance sheet as of March 31, 2026 and the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2026 and for the year ended December 31, 2025, has been prepared on the basis set out in the notes below to illustrate the effect of the transaction. Completion is subject to certain conditions including, but not limited to, the approval and adoption of the merger agreement by Axalta shareholders and other customary conditions set forth in the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger Agreement—Conditions to the Merger.”

The Pro Forma Financial Information was derived from and should be read in conjunction with:

•

the AkzoNobel Group financial statements, included in this proxy statement/prospectus, and the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AkzoNobel Group;”

•

the Axalta Group financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Axalta’s Annual Report on Form 10-K for the year ended December 31, 2025 and Axalta’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, that Axalta previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus; and

•	the other information contained in or incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the transaction as if it had occurred on March 31, 2026. The unaudited pro forma condensed combined statement of income for the three months ended March 31, 2026 gives effect to the transaction as if it had occurred on January 1, 2025. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2025 gives effect to the transaction as if it had occurred on January 1, 2025.

The Pro Forma Financial Information has been prepared in accordance with Article 11 of Regulation S-X and should be read together with the accompanying notes. Such notes describe the assumptions and estimates related to the adjustments to the Pro Forma Financial Information.

The Pro Forma Financial Information is not necessarily indicative of what MergeCo Group’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the Pro Forma Financial Information does not purport to project the future financial position or operating results of MergeCo Group. The pro forma adjustments are based on the best information available at the time of the preparation of this proxy statement/prospectus and certain assumptions that AkzoNobel Group believes to be reasonable.

Description of the Transaction

The merger agreement provides that, subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, at the effective time, Merger Sub will be merged with and into Axalta and the separate corporate existence of Merger Sub will cease and Axalta will continue as the surviving company with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2.

The merger agreement further provides that, subject to and upon the terms and conditions set forth in the merger agreement and the applicable provisions of the Bermuda Companies Act, at the second effective time, Axalta will be merged with and into Merger Sub 2 and the separate corporate existence of Axalta will cease and Merger Sub 2 will continue as the surviving company and will remain a direct wholly-owned subsidiary of AkzoNobel.

The Financing Transactions

As part of the Merger Agreement, it was agreed that AkzoNobel will declare and pay the pre-completion distribution to AkzoNobel’s shareholders prior to completion.

Furthermore, if the merger is consummated, this will constitute a “Change of Control” under the Axalta credit agreement. Pursuant to the merger agreement, AkzoNobel agreed to, in consultation with Axalta, use reasonable best efforts to obtain funds to, among other things, refinance the Axalta 2029 Dollar Term Loans prior to completion.

AkzoNobel intends to finance the pre-completion distribution, as well as the required refinancing of the Axalta 2029 Dollar Term Loans through a combination of cash generated from operations, cash on hand, and the placement of bonds and commercial paper (including the New Senior Notes). Should such placements not yet be completed before the shareholder vote, a bridge financing facility may be put in place. As such and based on information known as of May 27, 2026, we are reflecting the source of this funding as coming from cash on hand in the amount of €900 million and the New 2031 Senior Notes of €600 million, with the remaining coming from the New 2029 Senior Notes in the amount of €750 million (the effect of which is not reflected in the Pro Forma Financial Information appearing below because its impact would not be material compared to the financing assumptions) and additional senior notes intended to be issued and, if necessary, a bridge financing facility, to fund the merger financing prior to completion and for purposes of this proxy statement/prospectus.

Accounting for the Transaction

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”). IFRS 3 requires that one of the two companies in a transaction be designated as the acquirer for accounting purposes based on the evidence available. AkzoNobel will be treated as the acquiring entity for accounting purposes. In identifying AkzoNobel as the acquiring entity for accounting purposes, AkzoNobel and Axalta took into account the anticipated relative voting rights of all equity instruments of MergeCo, the intended composition of the governing body and senior management of MergeCo and the relative size of the companies. In assessing the size of each of the companies, AkzoNobel’s and Axalta’s management evaluated various metrics, including, but not limited to, revenue, profit before taxation, total assets and market capitalization. Accordingly, AkzoNobel will record assets acquired, including identifiable intangible assets, and liabilities assumed from Axalta at their respective fair values at the completion date. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of AkzoNobel Group after completion will reflect Axalta Group after completion, but will not be restated retroactively to reflect the historical financial condition or results of operations of Axalta Group. The earnings of AkzoNobel Group following completion will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, MergeCo determines that tangible or intangible assets (including goodwill) are impaired, MergeCo would record an impairment charge at that time.

Basis of Pro Forma Presentation

The Pro Forma Financial Information appearing below does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the Pro Forma Financial Information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion.

The Pro Forma Financial Information has been prepared based on the aforementioned historical consolidated financial statements and the assumptions and adjustments as described in the notes to the Pro Forma Financial Information. The pro forma adjustments reflect transaction accounting adjustments related to the transaction and the financing transactions, which are discussed in further detail below. Amounts presented reflect the accounting for the merger. These pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing the Pro Forma Financial Information. Therefore, the Pro Forma Financial Information is presented for illustrative purposes only and does not purport to represent MergeCo Group’s consolidated results of operations or consolidated financial position that would actually have occurred had the transaction been consummated on the dates assumed or to project MergeCo Group’s consolidated results of operations or consolidated financial position for any future date or period.

In addition, for purposes of the Pro Forma Financial Information, the applicable historical financial statements of Axalta Group have been reclassified to align to the financial statement presentation of AkzoNobel Group, and preliminarily adjusted for material accounting policy differences between U.S. GAAP and AkzoNobel Group’s IFRS accounting policies identified to date.

The Pro Forma Financial Information is presented for illustrative purposes only and does not reflect the costs of any management adjustments, including integration activities or cost savings or synergies that may be achieved because of the merger.

AkzoNobel Group and Axalta Group have not had any material relationships prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2026

(€ millions, unless otherwise stated)	AkzoNobel Group Historical As Reported (IFRS)	Axalta Group Historical As Adjusted (IFRS)	Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined	Convenience Translation
		(Note 2)						($)
Assets
Non-current assets
Intangible assets	3,835	2,638	3,248	(A)			9,721	11,147
Property, plant and equipment	2,048	983	509	(A)			3,540	4,060
Right-of-use assets	288	138					426	488
Other non-current assets	1,788	395					2,183	2,502

Total non-current assets	7,959	4,154	3,757		—		15,870	18,197

Current assets
Inventories	1,609	671	150	(A)			2,430	2,786
Trade and other receivables	2,655	1,181					3,836	4,399
Current tax assets	179	38					217	249
Short-term investments	270	—					270	310
Cash and cash equivalents	2,763	533	(179	) (B)	2,239	(E)	1,586	1,819
			(2,500	) (C)	(1,239	) (F)
			(31	) (D)
Assets held for sale	51	—					51	58

Total current assets	7,527	2,423	(2,560)		1,000		8,390	9,621

Total assets	15,486	6,577	1,197		1,000		24,260	27,818

Equity and Liabilities
Equity
Shareholders’ equity	4,881	2,108	(2,108	) (A)			7,470	8,566
			5,291	(A)
			(179	) (B)
			(2,500	) (C)
			(23	) (D)
Non-controlling interests	173	40	(6	) (A)			207	237

Group equity	5,054	2,148	475		—		7,677	8,803

Noncurrent liabilities
Provisions and deferred tax liabilities	1,288	454	730	(A)			2,472	2,835
Long-term borrowings	4,757	2,799			(1,223	) (F)	6,333	7,262

Total non-current liabilities	6,045	3,253	730		(1,223)		8,805	10,097

Current liabilities
Short-term borrowings	1,353	45			2,239	(E)	3,621	4,152
					(16	) (F)
Trade and other payables	2,730	1,058					3,788	4,344
Current tax liabilities	110	42					152	174
Current portion of provisions	178	31	(8	) (D)			201	230
Liabilities held for sale	16	—					16	18

Total current liabilities	4,387	1,176	(8)		2,223		7,778	8,918

Total equity and liabilities	15,486	6,577	1,197		1,000		24,260	27,818

The accompanying notes are an integral part of this Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE

THREE MONTHS ENDED MARCH 31, 2026

(€ millions, unless otherwise stated)	AkzoNobel Group Historical As Reported (IFRS)	Axalta Group Historical As Adjusted (IFRS)	Transaction Accounting Adjustments		Transaction Financing Adjustments		Pro Forma Combined	Convenience Translation
		(Note 2)						($)
Continuing operations
Revenue	2,386	1,068					3,454	3,961
Cost of sales	(1,408)	(575)	(12	)(AA)			(1,995)	(2,288)

Gross profit	978	493	(12)		—		1,459	1,673

Selling, general and administrative (SG&A) costs	(804)	(345)	(29	)(AA)			(1,178)	(1,351)
Other results	3	(22)					(19)	(22)

Operating income	177	126	(41)		—		262	300

Finance income and expenses	(37)	(36)			(32	)(EE)	(85)	(97)
					20	(FF)
Results from associates	8	—					8	9

Profit before tax	148	90	(41)		(12)		185	212

Income tax	(47)	(12)	10	(DD)	3	(DD)	(46)	(53)

Profit for the period	101	78	(31)		(9)		139	159

Attributable to Shareholders of the company	93	77	(31)		(9)		130	149
Non–controlling interests	8	1					9	10

Profit for the period	101	78	(31)		(9)		139	159

Weighted average number of common shares
Basic	171.2	213.6					311.1	311.1
Diluted	171.2	214.6					311.8	311.8
Earnings per share
Basic	0.54	0.36					0.42	0.48
Diluted	0.54	0.36					0.42	0.48

The accompanying notes are an integral part of this Pro Forma Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2025

(€ millions, unless otherwise stated)	AkzoNobel Group Historical As Reported (IFRS)	Axalta Group Historical As Adjusted (IFRS)	Transaction Accounting Adjustments			Transaction Financing Adjustments			Pro Forma Combined	Convenience Translation
		(Note 2)								($)
Continuing operations
Revenue	10,158	4,528							14,686	16,840
Cost of sales	(6,109)	(2,403)	(206)	(AA	)				(8,718)	(9,997)

Gross profit	4,049	2,125	(206)			—			5,968	6,843

Selling, general and administrative (SG&A) costs	(3,275)	(1,423)	(126)	(AA	)				(4,986)	(5,717)
			(102)	(BB	)
			(60)	(CC	)
Other results	390	(47)							343	393

Operating income	1,164	655	(494)			—			1,325	1,519

Finance income and expenses	(199)	(173)				(128)	(EE	)	(422)	(484)
						78	(FF	)
Results from associates	33	1							34	39

Profit before tax	998	483	(494)			(50)			937	1,074
Income tax	(326)	(148)	124	(DD	)	13	(DD	)	(337)	(386)

Profit for the period	672	335	(370)			(37)			600	688

Attributable to
Shareholders of the company	636	334	(370)			(37)			563	646
Non-controlling interests	36	1	—			—			37	42

Profit for the period	672	335	(370)			(37)			600	688

Weighted average number of common shares
Basic	171.0	216.0							310.9	310.9
Diluted	172.0	217.0							312.6	312.6
Earnings per share
Basic	3.72	1.55							1.81	2.08
Diluted	3.70	1.54							1.80	2.07

The accompanying notes are an integral part of this Pro Forma Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The pro forma adjustments have been prepared as if the transaction had been consummated on March 31, 2026 in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of income, as if the transaction had been consummated on January 1, 2025, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of income.

The Pro Forma Financial Information has been prepared assuming the acquisition method of accounting in accordance with IFRS 3. Under this method, Axalta Group’s assets and liabilities will be recorded at their respective fair values. The pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing the Pro Forma Financial Information. Therefore, the Pro Forma Financial Information is presented for illustrative purposes only and does not purport to represent MergeCo Group’s consolidated results of operations or consolidated financial position that would actually have occurred had the transaction been consummated on the dates assumed or to project MergeCo Group’s consolidated results of operations or consolidated financial position for any future date or period.

2. Presentation Adjustments to Axalta Group’s Historical As Reported Financial Statements

Axalta Group’s historical balances were derived from their historical financial statements described above and are presented in accordance with U.S. GAAP and in the reporting currency of USD. The table below presents adjustments to align Axalta Group’s historical financial statements with AkzoNobel Group’s, which are presented in accordance with IFRS and in the reporting currency of EUR.

During the preparation of the Pro Forma Financial Information, AkzoNobel Group performed a preliminary review of Axalta Group’s financial information to identify differences in financial statement presentation and accounting policy differences as compared to the presentation of AkzoNobel Group. Based on the information currently available, certain adjustments have been made to Axalta Group’s historical financial statements to conform to AkzoNobel Group’s presentation. Upon consummation of the transaction, further review of Axalta Group’s financial statements may result in additional adjustments, which could be materially different from the amounts set forth in the Pro Forma Financial Information presented herein.

Refer to the table below for preliminary reconciliation of the historical financial information of Axalta Group to AkzoNobel Group’s presentation:

Unaudited Condensed Consolidated Balance Sheet as of March 31, 2026
Axalta Group Financial Statement Line	Axalta Group Historical Amount	Axalta Group Historical Amount	Reclassification			IFRS Conversion			Axalta Group Historical Reclassified Amount	AkzoNobel Group Financial Statement Line
(€ millions, unless otherwise stated)	($)	(i)	(ii)			(iii)
Assets
Current assets:
Cash and cash equivalents	608	530	3	(a	)				533	Cash and cash equivalents
Restricted cash	3	3	(3)	(a	)				—
	—	—	80	(b	)	(42)	(b	)	38	Current tax assets
Accounts and notes receivable, net	1,261	1,100	81	(b	)				1,181	Trade and other receivables
Inventories	770	671							671	Inventories
Prepaid expenses and other current assets	185	161	(161)	(b	)				—

Total current assets	2,827	2,465	—			(42)			2,423	Total current assets

Axalta Group Financial Statement Line	Axalta Group Historical Amount	Axalta Group Historical Amount	Reclassification			IFRS Conversion			Axalta Group Historical Reclassified Amount	AkzoNobel Group Financial Statement Line
(€ millions, unless otherwise stated)	($)	(i)	(ii)			(iii)
	—	—	37	(h	)	101	(a	)	138	Right-of-use assets
Property, plant and equipment, net	1,293	1,128	(108)	(c	)				983	Property, plant and equipment
			(37)	(h	)
Goodwill	1,772	1,545	(1,545)	(d	)				—
Identifiable intangibles, net	1,114	971	122	(c	)				2,638	Intangible assets
			1,545	(d	)
Other assets	552	482	(14)	(c	)	(100)	(a	)	395	Other non-current assets
						(27)	(b	)

Total assets	7,558	6,591	—			(14)			6,577	Total assets

Liabilities, Shareholders’ Equity
Current liabilities:
Accounts payable	723	631	427	(e	)				1,058	Trade and other payables
	—	—	42	(e	)				42	Current tax liabilities
			31	(e	)				31	Current portion of provisions
Current portion of borrowings	20	17				28	(a	)	45	Short-term borrowings
Other accrued liabilities	605	528	(500)	(e	)	(28)	(a	)	—

Total current liabilities	1,348	1,176	—			—			1,176	Total current liabilities

Long-term borrowings	3,127	2,727				72	(a	)	2,799	Long-term borrowings
Accrued pensions	228	199	(199)	(g	)				—
Deferred income taxes	175	153	(153)	(g)					—
Other liabilities	213	184	352	(g)		(72)	(a	)	454	Provisions and deferred tax liabilities
						(10)	(b	)

Total liabilities	5,091	4,439	—			(10)			4,429

Commitments and contingent liabilities
Shareholders’ equity:
	—	—	2,112	(f	)	1	(a	)	2,108	Shareholders’ equity
						(5)	(b	)
Common shares	256	223	(223)	(f	)				—
Capital in excess of par	1,621	1,414	(1,414)	(f	)				—
Retained earnings	2,145	1,871	(1,871)	(f	)				—

Treasury shares, at cost	(1,202)	(1,048)	1,048	(f	)				—
Accumulated other comprehensive loss	(399)	(348)	348	(f	)				—

Total Axalta shareholders’ equity	2,421	2,112	—			(4)			2,108
Noncontrolling interests	46	40							40	Non-controlling interests

Total shareholders’ equity	2,467	2,152	—			(4)			2,148

Total liabilities and shareholders’ equity	7,558	6,591	—			(14)			6,577	Total equity and liabilities

Unaudited Condensed Consolidated Statement of Income for the Three Months Ended March 31, 2026
Axalta Group Financial Statement Line	Axalta Group Historical Amount	Axalta Group Historical Amount	Reclassification			IFRS Conversion			Axalta Group Historical Reclassified Amount	AkzoNobel Group Financial Statement Line
(€ millions, unless otherwise stated)	($)	(i)	(ii)			(iii)
Net sales	1,254	1,068							1,068	Revenue
Cost of goods sold	838	714	(134)	(a	)	6	(a	)	575	Cost of sales
						(7)	(a	)
						(4)	(c	)
Selling, general and administrative expenses	200	170	134	(a	)	4	(c	)	345	Selling, general and administrative (SG&A) costs
			37	(b	)
Other operating charges	26	22							22	Other results
Research and development expenses	18	15	(15)	(b	)				—
Amortization of acquired intangibles	26	22	(22)	(b	)				—

Income from operations	146	125	—			1			126	Operating income

	—	—	35	(c	)	1	(a	)	36	Finance income and expenses
Interest expense, net	38	32	(32)	(c	)				—
Other expense (income), net	3	3	(3)	(c	)				—

Income before income taxes	105	90	—			—			90	Profit before tax
Provision for income taxes	14	12							12	Income tax

Net income	91	78	—			—			78	Profit for the period
Less: Net income attributable to noncontrolling interests	1	1							1	Non-controlling interests

Net income attributable to common shareholders	90	77	—			—			77	Shareholders of the company

Weighted average number of common shares
Basic	213.6								213.6
Diluted	214.6								214.6
Earnings per share
Basic	0.42								0.36
Diluted	0.42								0.36

Unaudited Condensed Consolidated Statement of Income for the Year Ended December 31, 2025
Axalta Group Financial Statement Line	Axalta Group Historical Amount	Axalta Group Historical Amount	Reclassification			IFRS Conversion			Axalta Group Historical Reclassified Amount	AkzoNobel Group Financial Statement Line
(€ millions, unless otherwise stated)	($)	(i)	(ii)			(iii)
Net sales	5,117	4,528							4,528	Revenue
Cost of goods sold	3,355	2,969	(539)	(a	)	33	(a	)	2,403	Cost of sales
						(38)	(a	)
						(22)	(c	)
Selling, general and administrative expenses	805	712	539	(a	)	22	(c	)	1,423	Selling, general and administrative (SG&A) costs
			150	(b	)
Other operating charges	53	47							47	Other results
Research and development expenses	71	63	(63)	(b	)				—
Amortization of acquired intangibles	98	87	(87)	(b	)				—

Income from operations	735	650	—			5			655	Operating income

Unaudited Condensed Consolidated Statement of Income for the Year Ended December 31, 2025
Axalta Coating Systems Ltd. Financial Statement Line	Axalta Historical Amount	Axalta Historical Amount	Reclassification			IFRS Conversion			Axalta Historical Reclassified Amount	AkzoNobel Financial Statement Line
(€ millions, unless otherwise stated)	($)	(i)	(ii)			(iii)
	—	—	168	(c	)	5	(a	)	173	Finance income and expenses
Interest expense, net	176	156	(156)	(c	)				—
Other expense (income), net	13	11	(11)	(c	)				—
Results from associates	—	—	(1)	(c	)				(1)	Results from associates

Income before income taxes	546	483	—			—			483	Profit before tax
Provision for income taxes	167	148							148	Income tax

Net income	379	335	—			—			335	Profit for the period
Less: Net income attributable to non-controlling interests	1	1							1	Non-controlling interests

Net income attributable to common shareholders	378	334	—			—			334	Shareholders of the company

Weighted average number of common shares
Basic	216.0								216.0
Diluted	217.0								217.0
Earnings per share
Basic	1.75								1.55
Diluted	1.74								1.54

(i)	The financial statements of Axalta Group have been translated into EUR for the purposes of presentation in the Pro Forma Financial Information using the following exchange rates:

a)	The spot rate as of March 31, 2026 of $1.00 to €0.87 for the unaudited pro forma condensed combined balance sheet as of March 31, 2026.

(b)

The average exchange rate for the period January 1, 2026 through March 31, 2026 of $1.00 to €0.85 for the unaudited pro forma condensed combined statement of income for the three months ended March 31, 2026.

(c)

The average exchange rate for the period January 1, 2025 through December 31, 2025 of $1.00 to €0.88 for the unaudited pro forma condensed combined statement of income for the year ended December 31, 2025.

(ii)	Reflects reclassification adjustments to conform Axalta Group’s historical balances to the financial statement presentation of AkzoNobel Group.

•	Unaudited Condensed Consolidated Balance Sheet Impact:

(a)	Represents the reclassification of historical Axalta Group’s restricted cash to cash and cash equivalents.

(b)	Represents the reclassification of historical Axalta Group’s prepaid expenses and other current assets to trade and other receivables and current tax assets.

(c)	Represents the reclassification of historical Axalta Group’s capitalized software and cloud computing arrangements within property, plant and equipment and other assets to intangible assets.

(d)	Represents the reclassification of historical Axalta Group’s goodwill to intangible assets.

(e)	Represents the reclassification of historical Axalta Group’s other accrued liabilities to trade and other payables, current tax liabilities and current portion of provisions.

(f)	Represents the aggregation of historical Axalta Group’s common shares, capital in excess of par, retained earnings, treasury shares and accumulated other comprehensive loss to shareholders’ equity.

(g)	Represents the reclassification of historical Axalta Group’s accrued pensions and deferred income taxes to provisions and deferred tax liabilities.

(h)	Represents the reclassification of historical Axalta Group’s finance leases within property, plant and equipment to right-of-use assets.

•	Unaudited Condensed Consolidated Statement of Income Impact:

(a)

Represents the reclassification of certain amounts of historical Axalta Group’s cost of sales to selling, general and administrative costs, primarily related to the costs of outbound logistical services as well as costs related to other functional costs supporting manufacturing.

(b)	Represents the reclassification of historical Axalta Group’s research and development expenses and amortization of acquired intangibles to selling, general and administrative costs.

(c)	Represents the reclassification of historical Axalta Group’s interest expense, net, and other expense (income), net to results from associates and finance income and expenses.

(iii)	The historical consolidated financial statements of Axalta Group have been converted from U.S. GAAP to IFRS, applying AkzoNobel Group’s IFRS accounting policies.

Based on a preliminary review performed by AkzoNobel Group of Axalta Group’s historical consolidated financial statements, the following adjustments have been made to reflect Axalta Group’s historical consolidated balance sheet and consolidated statement of income on an IFRS basis for the purposes of the Pro Forma Financial Information.

a)

Leases: Under U.S. GAAP, lessees are required to classify their leases as either finance leases or operating leases. Under IFRS, however, lessees apply a single lease accounting model that is broadly similar to the finance lease model under U.S. GAAP. As a result, the following adjustments have been made for the Axalta Group’s operating lease under IFRS.

•

Unaudited Condensed Consolidated Balance Sheet Impact: Reflects the reclassification of operating lease right-of use-assets presented within Other assets to Right-of-use assets. Further, reflects the reclassification of operating lease liabilities presented within Other accrued liabilities and within Other liabilities to Short-term borrowings and Long-term borrowings, respectively.

As of March 31, 2026
(€ millions)
Decrease in Other assets	100
Increase in Shareholders’ equity	1
Increase in Right-of-use assets	101
Decrease in Other accrued liabilities	28
Increase in Short-term borrowings	28
Decrease in Other liabilities	72
Increase in Long-term borrowings	72

•

Unaudited Condensed Consolidated Statement of Income Impact: Reflects the recognition of depreciation on right-of-use assets within Cost of sales related to operating leases which have been reclassified to financing leases with IFRS. Further, reflects the derecognition of operating lease cost within Cost of sales related to leases which have been reclassified to Right-of-use assets and recognition of incremental Finance expense on lease liabilities.

	For the Three Months Ended March 31, 2026	For the Year Ended December 31, 2025
		(€ millions)
Increase in Cost of sales	6	33
Decrease in Cost of sales	7	38
Increase in Finance expenses	1	5

b)

Taxes on Intra-Entity Transfers of Inventories: Under U.S. GAAP, the tax effect of intra-entity transfers of inventories are deferred until the related inventories are sold or disposed of, and no deferred taxes are recognized for the difference between the carrying value of the inventories in the consolidated financial statements and the tax basis of the inventories in the buyer’s tax jurisdiction. In addition, the tax paid or payable from the intra-entity transfer is deferred upon consolidation and is not included in tax expense until the inventories are sold to an unrelated third party. Under IFRS, there is no exception for recognizing such tax consequences of intra-entity transfers of inventory. The following adjustments have been made to Axalta Group’s tax balances under IFRS:

As of March 31, 2026
(€ millions)
Decrease in Current tax assets	42
Increase in Other non-current assets	27
Decrease in Provisions and deferred tax liabilities	10
Decrease in Shareholders’ equity	5

c)

Inventory: Under U.S. GAAP, inventory write-offs of finished goods are reflected within Cost of sales; however, AkzoNobel Group reflects these charges within Selling, general and administrative costs, which is allowable under IFRS. As a result, the following adjustments have been made for the Axalta Group’s inventory write-offs under IFRS.

	For the Three Months Ended March 31, 2026	For the Year Ended December 31, 2025
		(€ millions)
Decrease in Cost of sales	4	22
Increase in Selling, general and administrative costs	4	22

3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026

(A)	Reflects purchase price consideration as well as the purchase price allocation adjustments to record Axalta Group’s assets and liabilities at estimated fair value based on the consideration conveyed.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Goodwill is expected to be recognized as a result of the transaction, which represents the excess of the fair value of consideration over the fair value of the underlying net assets of Axalta Group. This was considered appropriate based on the determination that the transaction would be accounted for under the acquisition method under IFRS 3. The deferred income taxes represent the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments were calculated using the weighted average statutory income tax rate of 25.2%. The estimates of fair value are based upon preliminary valuation assumptions, and are believed to be reasonable, but are inherently uncertain and unpredictable. As a result, actual results may differ from estimates, and the difference may be material.

The following is a preliminary estimate of the assets acquired and the liabilities assumed by AkzoNobel Group in the transaction, reconciled to the estimated purchase consideration:

Net Assets Identified	Preliminary Estimate of Fair Value
(€ millions)
Intangible assets(1)	5,886
Property, plant and equipment(2)	1,492
Right-of-use assets	138
Other non-current assets	395
Inventories(3)	821
Trade and other receivables	1,181
Current tax assets	38
Cash and cash equivalents	533
Non-controlling interests	(34)
Provisions and deferred tax liabilities	(1,184)
Long-term borrowings	(2,799)
Short-term borrowings	(45)
Trade and other payables	(1,058)
Current tax liabilities	(42)
Current portion of provisions	(31)

Total Net Assets Identified	5,291

Value Conveyed
Equity Consideration(4)	5,273
Stock-based Compensation(5)	18

Total Preliminary Purchase Consideration	5,291

(1)	Intangible assets were comprised of the following:

Asset type	Fair value	Weighted Average Remaining Useful Life	Valuation methodology
	(€ millions)
Customer relationships	2,055	17.2 years	Multi-period excess earnings
Technology	606	10.0 years	Relief-from-royalty
Brand names	553	21.2 years	Relief-from-royalty
Software	110	10.0 years	Cost approach
Goodwill	2,562	N/A	IFRS 3

Total intangible assets	5,886

(2)

The property, plant and equipment fair value was primarily related to building and improvements, which accounted for 27% of the balance, and machinery and equipment, which accounted for 47% of the balance. These asset groups in AkzoNobel Group’s property, plant and equipment are included within the subcategory of land and buildings and plant equipment and machinery, respectively. The estimated weighted average remaining useful life of building and improvements and machinery and equipment was 17.3 years and 4.7 years, respectively.

(3)

Reflects the fair value of inventories as a result of the merger. Raw materials inventory is assumed to be at market value, and the adjustment is related to finished products and semi-finished products. The fair value of finished products and semi-finished products to be acquired in the merger is determined based on an analysis of estimated future selling prices, costs of disposal, holding costs and estimated profit allowance for the selling effort of the acquiring entity based on profit for similar products.

(4)

Equity consideration was calculated as 140 million shares of AkzoNobel ordinary shares to be issued to existing Axalta shareholders (i.e., Axalta’s outstanding common shares equal to 214 million as of March 31, 2026, multiplied by the exchange ratio of 0.6539), multiplied by €37.68, the adjusted per share value of AkzoNobel (i.e., calculated as the closing share price of AkzoNobel ordinary shares on May 8, 2026 equal to €50.74, multiplied by the AkzoNobel ordinary shares outstanding equal to 171 million as of March 31, 2026, less the special dividend of €2,500 million net of the announced dividend of €264 million, divided by AkzoNobel ordinary shares outstanding).

A 20% fluctuation in the share price of AkzoNobel ordinary shares would change the value of the preliminary purchase consideration reflected in the Pro Forma Financial Information by €1,420 million with a corresponding change to goodwill related to the transaction. The average opening and closing price for the pro forma period of January 1, 2025 through March 31, 2026 each varied from the share price used in calculating consideration by 14%, respectively. The maximum share price during this period varied by 25%, and the minimum share price during this period varied by 9%.

(5)

Determination of consideration related to stock-based compensation required an allocation of the market-based measure under IFRS 3 between pre-combination compensation expense (i.e. purchase consideration) and post-combination compensation expense, which was determined using the adjusted per share value of AkzoNobel ordinary shares of €37.68 (as described in footnote 4 above) and the closing share price of Axalta common shares on May 8, 2026 of $29.13, or €24.77.

(B)

Reflects €179 million of nonrecurring expenses related to estimated transaction costs. Of this amount, €77 million related to investment banking fees expected to be incurred by Axalta Group; this amount was not reflected as an income statement adjustment as it is not an expense of the accounting acquirer or of MergeCo. The remaining €102 million related to AkzoNobel Group’s estimated transaction costs, which are primarily comprised of investment banking fees, legal fees, accounting and audit fees, and other related advisory costs. The related income statement adjustment associated with AkzoNobel Group’s transaction costs is reflected at adjustment (BB).

(C)	Reflects recognition of pre-completion distribution to be paid by AkzoNobel prior to the effective time of the merger in an aggregate amount of €2.5 billion.

(D)

Reflects the payment at completion of €31 million in cash retention bonuses to individuals at both AkzoNobel Group and Axalta Group. Of this amount, €8 million was accrued for on AkzoNobel Group’s balance sheet as of March 31, 2026. An additional €37 million will be payable six months after completion. The related income statement adjustment is reflected at adjustment (CC).

(E)

Reflects the issuance of the bridge financing facility in an aggregate principal amount of €2.2 billion, as described in the section entitled “The Financing Transactions.” The related income statement adjustment is reflected at adjustment (EE).

(F)	Reflects the repayment of the Axalta 2029 Dollar Term Loans in an aggregate principal amount of €1.2 billion. The related income statement adjustment is reflected at adjustment (FF).

3. Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Income for the Three Months Ended March 31, 2026 and the Year Ended December 31, 2025

(AA)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:

•

Cost of sales on step-up Inventories: Reflects an increase in Cost of sales amounting to €150 million for the year ended December 31, 2025, due to step-up in the fair value of inventory, which based on inventory turnover would be sold within the first year. This is expected to be expensed fully in the year following completion and, as such, would not be a recurring expense of MergeCo Group.

•

Depreciation expense on Property, plant and equipment: Reflects an increase in depreciation expense recorded in Cost of sales in the amount of €12 and €56 million for the three months ended March 31, 2026 and for the year ended December 31, 2025, respectively. This increase is primarily related to Buildings and improvements and Machinery and equipment and was calculated using the estimated weighted average remaining useful life of 17.3 years and 4.7 years, respectively.

•

Amortization expense on Intangible assets: Reflects an increase in amortization expense recorded in selling, general and administrative costs in the amount of €29 and €126 million for the three months ended March 31, 2026 and for the year ended December 31, 2025, respectively. This change is related to Customer relationships, Software, Technology and Brand names and was calculated using the estimated weighted average remaining useful life of 17.2 years, 10.0 years, 10.0 years and 21.2 years, respectively.

(BB)

Reflects the recognition of nonrecurring expense related to AkzoNobel Group’s estimated transaction costs in the amount of €102 million, which are primarily comprised of investment banking fees, legal fees, accounting and audit fees, and other related advisory costs. The related balance sheet adjustment is reflected at adjustment (B).

(CC)	Reflects the recognition of nonrecurring expense related to bonuses in the amount of €60 million. The balance sheet adjustment related to the cash payment at completion is reflected at adjustment (D).

(DD)

Reflects the tax impact of all pro forma adjustments for the three months ended March 31, 2026 and for the year ended December 31, 2025, calculated using the weighted average statutory income tax rate of 25.2%.

(EE)

Reflects estimated interest expense related to (i) the bridge financing facility, as presented at adjustment (D), calculated using an estimated interest rate of 4.6%; and (ii) New 2031 Senior Notes, calculated using a fixed interest rate of 4.0%. An increase or decrease of one-eighth of a percent in the interest rate related to the bridge financing facility would not result in a significant change in interest expense for the three months ended March 31, 2026 and for the year ended December 31, 2025.

(FF)	Reflects the elimination of interest expense related to the Axalta 2029 Dollar Term Loans.

4. Unaudited Pro Forma Earnings per Share

Unaudited pro forma earnings per share calculations are based on the consolidated pro forma weighted average shares outstanding of AkzoNobel Group. The pro forma net income per share calculations have been performed for the three months ended March 31, 2026 and the year ended December 31, 2025, assuming the transaction occurred on January 1, 2025.

	For the Three Months Ended March 31, 2026	For the Year Ended December 31, 2025
Pro forma profit for the period (in € millions)	130	563
Weighted average number of common shares (in millions)
Number of shares:
AkzoNobel	171	171
Axalta legacy shareholders	140	140

Shares for basic earnings per share for the year (in millions)	311	311
Effect of dilutive shares:
AkzoNobel	—	1
Axalta legacy shareholders	1	1

Shares for diluted earnings per share (in millions)	312	313
Pro forma earnings per share (in €)
Basic	0.42	1.81
Diluted	0.42	1.80

INFORMATION ABOUT THE COMPANIES

Akzo Nobel N.V.

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

AkzoNobel Group is a global paints and coatings company, active in over 150 countries. As a pioneering and long-established paints and coatings company, AkzoNobel Group is dedicated to sustainability-driven innovation focused on delivering exceptional value to customers. AkzoNobel Group operates a global portfolio of decorative paints and performance coatings brands oriented towards meeting the specific requirements of different markets and customers. AkzoNobel N.V. is the holding company of the AkzoNobel Group and will be renamed following completion.

AkzoNobel ordinary shares are listed on Euronext Amsterdam under the ticker symbol “AKZA.” AkzoNobel is exclusively a tax resident in the Netherlands and its principal executive offices are located at Christian Neefestraat 2, 1077 WW Amsterdam, the Netherlands, and its telephone number is + 31 88 969 7809.

AkzoNobel maintains a website at https://www.akzonobel.com. The information contained in, or that can be accessed through, AkzoNobel’s website does not constitute a part of this proxy statement/prospectus and, therefore, is not incorporated into this proxy statement/prospectus by reference. For additional information about AkzoNobel, see the section of this proxy statement/prospectus entitled “Business of AkzoNobel Group” and the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Merger Sub

Conyers Corporate Services (Bermuda) Limited

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

Merger Sub, an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, and a wholly-owned subsidiary of Merger Sub 2, was formed solely for the purpose of facilitating the transaction. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

By operation of the transaction, at the effective time and subject to and upon the terms and conditions of the merger agreement and the Bermuda statutory merger agreement and the applicable provisions of the Bermuda Companies Act, Merger Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Bermuda Companies Act, the separate corporate existence of Merger Sub shall cease and Axalta shall continue as the surviving company pursuant to the Bermuda Companies Act with its shares held by Merger Sub 2 and AkzoNobel and, immediately prior to effecting the second merger, as a direct subsidiary of Merger Sub 2.

Merger Sub’s registered office is located at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, and the telephone number for Merger Sub is +1 441 295 1422.

Merger Sub 2

Conyers Corporate Services (Bermuda) Limited

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

Merger Sub 2, an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, intended to be tax resident in the Netherlands, and a direct wholly-owned subsidiary of AkzoNobel, was formed solely for the purpose of facilitating the transaction. Merger Sub 2 has not carried on any activities or operations to date, except for those activities incidental to its formation, undertaken in connection with the transactions contemplated by the merger agreement and undertaken to establish its Dutch tax residence by having its place of effective management solely in the Netherlands.

By operation of the transaction, at the second effective time and subject to and upon the terms and conditions of the merger agreement and the second Bermuda statutory merger agreement and the applicable provisions of the Bermuda Companies Act, Axalta shall be merged with and into Merger Sub 2 under Sections 104(H) to 109 of the Bermuda Companies Act, the separate corporate existence of Axalta shall cease and Merger Sub 2 shall continue as the surviving company pursuant to the Bermuda Companies Act and shall be a direct wholly-owned subsidiary of AkzoNobel.

Merger Sub 2’s registered office is located at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda, and the telephone number for Merger Sub is +1 441 295 1422.

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, Pennsylvania 19112

United States of America

Axalta, a Bermuda exempted company limited by shares incorporated in 2012, is a leading global manufacturer, marketer and distributor of high-performance coatings systems and products. Axalta has over a 150-year heritage in the coatings industry. Axalta’s management believes that Axalta is known for manufacturing high-quality products with well-recognized brands supported by market-leading technology and customer service. Over the course of its history Axalta has remained at the forefront of its industry by continually developing innovative coatings technologies designed to enhance the performance, appearance and sustainability attributes of its customers’ products, while improving their productivity and profitability. Axalta common shares are listed on the NYSE under the ticker symbol “AXTA.” Axalta’s principal executive offices are located at 1050 Constitution Avenue, Philadelphia, Pennsylvania 19112, United States of America and its telephone number is +1 855 547 1461.

Axalta maintains a website at www.axalta.com. The information contained in, or that can be accessed through, Axalta’s website does not constitute a part of this proxy statement/prospectus and, therefore, is not incorporated into this proxy statement/prospectus by reference. For additional information about Axalta, see the documents incorporated by reference in the proxy statement/prospectus in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

BENEFICIAL OWNERSHIP OF SECURITIES

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be issued for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Security Ownership of Axalta

The following table sets forth certain information as of June 16, 2026, with respect to the beneficial ownership of Axalta common shares by:

•	each person known to Axalta to beneficially own more than five percent of Axalta common shares;

•	each of the Axalta directors;

•	each Axalta named executive officer; and

•	all of the current Axalta directors and executive officers as a group.

Percentage computations are based on 214,018,930 Axalta common shares issued as of June 16, 2026.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to Axalta’s knowledge, sole voting and investment power with respect to the indicated Axalta common shares and the business address of each such beneficial owner, other than Artisan, Vanguard, BlackRock, and Barrow Hanley (each as defined below), is c/o Axalta Coating Systems Ltd., 1050 Constitution Avenue, Philadelphia, PA 19112.

	Beneficial Ownership
Name	Number of Shares (#)	Ownership Percentage
5%+ Beneficial Shareholders
Artisan Partners Asset Management, Inc. (1)	28,796,203	13.45%
BlackRock, Inc.(2)	20,040,625	9.36%
Barrow Hanley Mewhinney & Strauss LLC(3)	18,261,518	8.53%
Vanguard Capital Management(4)	11,232,272	5.25%
Named Executive Officers and Directors
Chris Villavarayan(5)	230,443	*
Carl Anderson(5)	79,245	*
Troy Weaver(6)	137,328	*
Hadi Awada(5)	57,376	*
Timothy Bowes(5)	25,817	*
Rakesh Sachdev(5)	146,827	*
Jan Bertsch(5)	21,074	*
William Cook(5)	49,959	*
Tyrone Jordan(5)	29,114	*
Deborah Kissire(5)	60,673	*
Samuel Smolik(5)	66,473	*
Kevin Stein(5)	50,950	*
Mary S. Zappone(5)	13,453	*
Executive officers and directors as a group (15 persons)(7)	1,011,924	*

*	Represents beneficial ownership of less than one percent of Axalta’s issued common shares.
(1)

Reflects ownership at March 31, 2026 as reported on the most recent Schedule 13G/A filed with the SEC on May 13, 2026 by Artisan Partners Asset Management Inc. (“Artisan”), located 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202. Artisan reports sole power to vote or to direct the vote of 0 Axalta common shares, shared power to vote or to direct the vote of 27,735,706 Axalta common shares, sole power to dispose or to direct the disposition of 0 Axalta common shares and shared power to dispose or to direct the disposition of 28,796,203 Axalta common shares. Artisan has certified that these common shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Axalta and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(2)

Reflects ownership as of September 30, 2024 as reported on the most recent Schedule 13G/A filed with the SEC on November 8, 2024 by BlackRock, Inc. (“BlackRock”), located at 50 Hudson Yards, New York, NY 10001. BlackRock reports sole power to vote or to direct the vote of 19,320,541 Axalta common shares, shared power to vote or to direct the vote of 0 Axalta common shares, sole power to dispose of or to direct the disposition of 20,040,625 Axalta common shares and shared power to dispose of or to direct the disposition of 0 Axalta common shares. BlackRock has certified that these Axalta common shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Axalta and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(3)

Reflects ownership as of March 31, 2026 as reported on the most recent Schedule 13G filed with the SEC on May 13, 2026 by Barrow Hanley Mewhinney & Strauss LLC (“Barrow Hanley”), located at 2200 Ross Avenue, 31st Floor, Dallas, TX 75201. Barrow Hanley reports sole power to vote or to direct the vote of 12,380,513 Axalta common shares, shared power to vote or to direct the vote of 5,881,005 Axalta common shares, sole power to dispose of or to direct the disposition of 18,261,518 Axalta common shares and shared power to dispose of or to direct the disposition of 0 Axalta common shares. Barrow Hanley has certified that these Axalta common shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Axalta and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(4)

Reflects ownership as of March 31, 2026 as reported on the most recent Schedule 13G/A filed with the SEC on April 29, 2026 by Vanguard Capital Management (“Vanguard”), located at 100 Vanguard Blvd, Malvern, PA 19355. Vanguard reports sole power to vote or to direct the vote of 1,632,201 Axalta common shares, shared power to vote or to direct the vote of 0 Axalta common shares, sole power to dispose of or to direct the disposition of 11,232,272 Axalta common shares and shared power to dispose of or to direct the disposition of 0 Axalta common shares. Vanguard has certified that these Axalta common shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Axalta and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(5)	Consists entirely of Axalta common shares.
(6)	Includes 108,035 Axalta common shares and 29,293 Axalta common shares underlying vested Axalta options.
(7)

Includes all executive officers listed above currently employed by Axalta and all current directors, as well as Alex Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary and Amy Tufano, Senior Vice President and Chief Human Resources Officer.

Security Ownership of AkzoNobel

Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), any person who directly or indirectly acquires or disposes of an actual or potential interest in the capital or voting rights of AkzoNobel must immediately notify the AFM by means of a standard form, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in AkzoNobel reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. A notification requirement also applies if a person’s capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in AkzoNobel’s total issued share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published AkzoNobel’s notification of the change in its outstanding share capital.

For more details, see the section of this proxy statement/prospectus entitled “Description of AkzoNobel Shares.”

Percentage computations are based on 171,442,645 AkzoNobel ordinary shares issued as of June 16, 2026. The following information was on record in the AFM register on June 16, 2026 of:

•	persons that reported the ownership of an actual or potential interest of three percent or more in the capital or voting rights of AkzoNobel;

•	each of the AkzoNobel Board of Management and Supervisory Board members;

•	each AkzoNobel named executive officer; and

•	all of the current AkzoNobel Board of Management and Supervisory Board members as a group.

Name	Date of Notification(1)	Number of Shares	Ownership Percentage(2)	Number of Voting Rights	Voting Rights Percentage(2)
>3% Beneficial Shareholders(3)
Massachusetts Financial Services Company	June 8, 2026	6,140,165	3.58%	8,594,414	5.02%
UBS Group AG	June 5, 2026	6,954,671	4.06%	6,954,671	4.06%
Caisse des Dépots et Consignations	May 29, 2026	5,854,873	3.42%	5,854,873	3.42%
BlackRock, Inc.	May 28, 2026	9,694,593	5.66%	11,189,177	6.53%
Artisan Investments GP LLC	January 14, 2026	8,597,465	5.02%	8,597,465	5.02%
Cevian Capital II GP Ltd.	December 19, 2025	17,363,591	10.15%	17,363,591	10.15%
Dodge & Cox	July 9, 2024	—	—	17,164,582	10.05%
Dodge & Cox International Stock fund	August 5, 2022	8,886,635	5.00%	8,886,635	5.00%
Board of Management
Greg Poux-Guillaume(4)	April 22, 2026	74,359	*	74,359	*
Maarten de Vries(4)	April 22, 2026	51,972	*	51,972	*
Supervisory Board members
Ben Noteboom(5)	—	2,300	*	2,300	*
Ester Baiget	—	—	—	—	—
Hans van Bylen	—	—	—	—	—
Jaska de Bakker	—	—	—	—	—
Hans-Joachim Müller	—	—	—	—	—
Wouter Kolk	—	—	—	—	—
Ute Wolf	—	—	—	—	—
Robert Schuchna	—	—	—	—	—

Name	Date of Notification(1)	Number of Shares	Ownership Percentage(2)	Number of Voting Rights	Voting Rights Percentage(2)
Other Named Executive Officers
Daniel Campos	—	15,289	*	15,289	*
Patrick Bourguignon	—	11,016	*	11,016	*
Armand Sohet	—	9,938	*	9,938	*
Thierry F. Vanlancker(6)	—	77,564	*	77,564	*
Jan-Piet van Kesteren(6)	—	18,663	*	18,663	*
Board Members and Executive Officers as a group	—	249,488	*	249,488	*

*	Represents beneficial ownership or voting rights of less than one percent of AkzoNobel’s issued ordinary shares.
(1)	As indicated by the applicable notifications on record in the AFM register over the past ten years.
(2)	As of the time of the notification.
(3)

The referenced AFM notifications contain the (aggregate) information on ordinary shares, (American) depositary receipts, equity swap, put options, call options and convertible obligations held by shareholders, insofar applicable.

(4)	As indicated by the latest applicable notification on record in the AFM register.
(5)	As of December 31, 2025, as disclosed by AkzoNobel in its annual report for the year ended December 31, 2025.
(6)	Individuals who were no longer serving as executive officers as of December 31, 2025.

This table, including all numbers of shares, numbers of voting rights and respective percentages thereof, reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as of June 16, 2026 and does not, for the avoidance of doubt, convey a statement of AkzoNobel’s views as to whether or not any such shareholder is entitled to hold such shares.

To the knowledge of AkzoNobel’s management, none of the above AkzoNobel shareholders hold voting rights which are different from those held by other AkzoNobel shareholders and there are no shareholdings that carry special rights relating to control of AkzoNobel, other than the AkzoNobel priority shares held by the Foundation as set out below.

AkzoNobel is not directly or indirectly owned or controlled by another corporation or by any government. AkzoNobel does not know of any arrangements that may, at a subsequent date, result in a change of control of AkzoNobel.

American Depositary Receipts

AkzoNobel has a sponsored level 1 ADR program and ADRs can be traded on the international OTCQX platform in the United States. AkzoNobel’s ADRs represent AkzoNobel’s ordinary shares deposited with the depositary bank, to underlie such certificates and carry the rights attached to them as detailed in the depositary agreement between the depositary bank and AkzoNobel. AkzoNobel’s ADR program. The program will be terminated as of the effective time.

Security Ownership by Foundation

AkzoNobel’s share capital includes 48 priority shares (see the section of this proxy statement/prospectus entitled “Description of AkzoNobel Shares” for more detail). The AkzoNobel priority shares are held by the Foundation. The AkzoNobel priority shares are limited in transferability and profit entitlement. The board of the Foundation consists of AkzoNobel’s Supervisory Board members who are not members of its Audit Committee. The meeting of holders of AkzoNobel priority shares has the nomination right for the appointment of members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board, as well as the right to approve amendments to the articles of association of AkzoNobel (see the section of this proxy statement/prospectus entitled “Description of AkzoNobel Shares” for more detail on the AkzoNobel priority shares).

FOR MORE INFORMATION ON THE TREATMENT OF SHARE OWNERSHIP OF GREG POUX-GUILLAUME, BEN NOTEBOOM, JASKA DE BAKKER AND WOUTER KOLK, SEE THE SECTION OF THIS PROXY STATEMENT/PROSPECTUS ENTITLED “COMPENSATION OF MERGECO DIRECTORS.”

DESCRIPTION OF AKZONOBEL SHARES

The following is a summary of the material terms of (1) the AkzoNobel shares as set forth in AkzoNobel’s articles of association (the “Articles”); and (2) the Dutch Civil Code insofar as it applies to the AkzoNobel shares. Please note that this is only a summary and may not contain all of the information relevant to you. Accordingly, you should read the more detailed provisions of the Articles, a copy of which is exhibited to this proxy statement/prospectus and is incorporated by reference herein. For a description of the rights associated with MergeCo ordinary shares as set forth in MergeCo’s articles of association upon consummation of the merger, please see the section of this proxy statement/prospectus entitled “Comparison of Rights of MergeCo Shareholders and Axalta Shareholders” and the envisaged MergeCo articles of association annexed to this proxy statement/prospectus in Annex F.

Corporate Purpose

Pursuant to article 3 of the Articles, AkzoNobel’s objectives are:

•	to participate directly or indirectly in partnerships, and in companies and other legal entities;

•	to manage and finance such partnerships, companies and legal entities; and

•

to do all such things as are incidental to the attainment of the aforementioned objects, including providing security, whether or not for debts of third parties entering into and providing loans as well as the holding and administering of patents and other rights of intellectual property.

AkzoNobel’s Share Capital

Authorized Share Capital

AkzoNobel’s authorized share capital is €350,019,200, divided into:

•	500,000,000 AkzoNobel ordinary shares;

•	200,000,000 cumulative preferred shares, each with a nominal value of €0.50; and

•	48 AkzoNobel priority shares, each with a nominal value of €400,

(collectively, “AkzoNobel shares”).

Issued Share Capital

As of close of business on June 16, 2026, there were 171,442,645 AkzoNobel ordinary shares issued and outstanding, no cumulative preferred shares were issued and 48 AkzoNobel priority shares were issued and outstanding. All AkzoNobel priority shares are held by the Foundation. AkzoNobel does not hold issued AkzoNobel ordinary shares in treasury.

With respect to the AkzoNobel priority shares, pursuant to the Stichting support agreement, the Foundation has committed to transfer the AkzoNobel priority shares to AkzoNobel for no consideration subject to the implementation of the MergeCo Articles and with effect as of the amendment time, which AkzoNobel priority shares shall per the implementation of the MergeCo Articles and as of the amendment time be converted into AkzoNobel ordinary shares.

History of Share Capital

During the three years preceding the filing of this proxy statement/prospectus, AkzoNobel has issued AkzoNobel ordinary shares in connection with compensation-related issuances. In aggregate, approximately 850,000 AkzoNobel ordinary shares were issued during the three-year period.

Rights Attached to the Priority Shares

The AkzoNobel priority shares are held by the Foundation. The AkzoNobel priority shares are limited in transferability and profit entitlement. The Foundation’s Board consists of AkzoNobel’s Supervisory Board members who are not members of its Audit Committee. The meeting of holders of AkzoNobel priority shares has the nomination right for the appointment of members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board, as well as the right to approve amendments to the Articles.

The AkzoNobel priority shares may be considered to constitute a form of antitakeover measure, in relation to the right of the meeting of holders of AkzoNobel priority shares to make binding nominations for appointments to the AkzoNobel Board of Management and the AkzoNobel Supervisory Board. The Foundation has committed to support the merger, as further described in the section of this proxy statement/prospectus entitled “Stichting Support Agreement,” including, amongst others to:

•

approve the proposal to amend AkzoNobel’s articles in accordance with the proposed MergeCo articles of association at the AkzoNobel Extraordinary General Meeting, pursuant to which the AkzoNobel priority shares will be converted into AkzoNobel ordinary shares and all rights that accrue to the Foundation as sole holder of the AkzoNobel priority shares will lapse;

•

vote all AkzoNobel priority shares held by the Foundation in favor of the AkzoNobel transaction-related proposals and against any resolution that would or would reasonably be expected to delay, prevent, condition or impede the transaction;

•

not consent, cooperate with, take or omit to take any action that would, or would reasonably be expected to, (i) result in a merger condition not being satisfied or (ii) adversely affect the consummation of the merger, including a material delay or postponement thereof;

•

irrevocably waive its rights to draw up a binding list of nominees in respect of the vacancies to be filled on the MergeCo Board as per completion, unless to prevent a third party from frustrating the transaction;

•

not transfer, pledge, encumber or otherwise dispose of any AkzoNobel priority shares or voting rights attached thereto (or cooperate with the effect thereto), unless such action contributes to consummation of the merger;

•	take any actions necessary to cause the dissolution of the Foundation as soon as reasonably practicable following the amendment time.

Net Asset Value

The net asset value (total assets minus total liabilities) per AkzoNobel ordinary share as of March 31, 2026 was €28.49.

All issued AkzoNobel shares have been created under the laws of the Netherlands.

Issuance of AkzoNobel Shares and Preemptive Rights

AkzoNobel may only issue authorized AkzoNobel shares pursuant to a resolution of the general meeting of shareholders (the “General Meeting”) adopted in accordance with a proposal of the AkzoNobel Board of Management that has received the approval of the AkzoNobel Supervisory Board. Alternatively, the General Meeting may authorize the AkzoNobel Board of Management, each time for a defined period of not more than five years, to issue authorized AkzoNobel shares up to a maximum number to be stated for each class in the resolution conferring the authorization. For any such issue, the AkzoNobel Board of Management shall require the approval of the AkzoNobel Supervisory Board.

The validity of a resolution of the General Meeting for such issuance or authorization shall require the prior or simultaneous approval of every group of holders of AkzoNobel shares of the same class whose rights will be adversely affected by the issue.

AkzoNobel shares newly to be issued shall be fully paid up at the time of issue, and the price of issue shall not be below par. AkzoNobel priority shares shall be issued at par only.

Pursuant to Section 96a of Book 2 of the Dutch Civil Code, each AkzoNobel shareholder has a preemptive right upon issuance of AkzoNobel shares in proportion to the aggregate nominal value of their AkzoNobel shares. Shareholders do not have preemptive rights on AkzoNobel shares issued against contributions other than in cash. Shareholders have no preemptive right on AkzoNobel shares issued to employees of AkzoNobel or any of its group companies. The General Meeting may authorize the AkzoNobel Board of Management, each time for a defined period of not more than five years, to restrict or exclude the preemptive rights of shareholders, but only regarding the AkzoNobel shares issued pursuant to a resolution of the AkzoNobel Board of Management.

Pursuant to a resolution adopted by the General Meeting on April 23, 2026, the AkzoNobel Board of Management was authorized for a period of 18 months or until the date on which the General Meeting renews the authorization, if earlier:

•

to issue—and grant subscription rights to—AkzoNobel shares up to a maximum of 10% of the outstanding share capital on April 23, 2026, to be issued as AkzoNobel ordinary shares and/or preferred shares at the AkzoNobel Board of Management’s discretion; and

•

to restrict or exclude the preemptive rights allowed to shareholders by virtue of the law in respect of the issue of AkzoNobel shares or the granting of subscription rights in conformity with the bullet above, but only regarding AkzoNobel shares issued pursuant to a decision of the AkzoNobel Board of Management.

Proposals of the AkzoNobel Board of Management to issue—and grant subscription rights to—AkzoNobel shares and to restrict or exclude preemptive rights are subject to the approval of the AkzoNobel Supervisory Board.

Transfer of AkzoNobel Shares

AkzoNobel shares can be transferred by a deed executed for that purpose and, save in the event that AkzoNobel itself is a party to the transaction, written acknowledgement by AkzoNobel of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on AkzoNobel is the equivalent of acknowledgement as stated in this paragraph.

In principle, registered AkzoNobel ordinary shares require the AkzoNobel Board of Management’s approval for transfer, unless an exemption as set out in the Articles applies.

The transfer of rights an AkzoNobel shareholder holds with regard to AkzoNobel ordinary shares included in a giro depot (girodepot) or collective depot (verzameldepot) (both as referred to in the Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer) (the “Wge”)) must take place in accordance with the provisions of the Wge.

AkzoNobel priority shares may be transferred only to a transferee designated by a meeting of holders of AkzoNobel priority shares and against payment of the par value of the AkzoNobel priority shares concerned, plus interest at the rate of six percent per annum—or the statutory interest in the Netherlands at the beginning of the relevant fiscal year, whichever is lower—for the period between the commencement of the fiscal year then current and the date of transfer.

Form of AkzoNobel Shares; Shareholders’ Register

AkzoNobel’s ordinary shares shall be bearer shares or registered shares. Registered AkzoNobel ordinary shares shall be available either in the form of an entry in the shareholders’ register without any share certificate being issued (Model I shares), or in the form of an entry in the shareholders’ register with the issue of a certificate without dividend sheet (Model II shares).

AkzoNobel shall deposit the share certificate with Euroclear Nederland on behalf of the person(s) entitled thereto. Euroclear Nederland is charged with the administration of the share certificate and has been granted an irrevocable power of attorney to perform all necessary acts for that purpose.

AkzoNobel shall keep or cause to be kept a shareholders’ register which shall be regularly updated. The register shall show, for every shareholder, its name, address and the other data that the law requires to be kept on record, as well as such other data as the AkzoNobel Board of Management, at the request of a shareholder or otherwise, shall direct.

At his request, a shareholder shall be issued without charge a written statement specifying the data contained in the register with respect to shares registered in its name. The provisions regarding shareholders shall apply mutatis mutandis with regard to those who have a usufruct or a pledge in respect of one or more registered shares.

For shares as referred to in the Wge, including the AkzoNobel ordinary shares, which belong to (i) a collective depot (verzameldepot) as referred to in the Wge, of which shares form part, as being kept by an intermediary as referred to in the Wge or (ii) a giro depot (girodepot) as referred to in the Wge, of which shares form part, as being kept by a central institute as referred to in the Wge, in case of the AkzoNobel ordinary shares, Euroclear Nederland, the name and address of the intermediary or the central institute shall be entered in the shareholders’ register, stating the date on which those shares became part of such collective depot or giro depot, the date of acknowledgement by or giving of notice to, as well as the paid-up amount on each share.

Repurchase of AkzoNobel Shares

Subject to Dutch statutory law, AkzoNobel is permitted to repurchase fully paid-up shares in its own capital and depositary receipts for such shares, provided that the AkzoNobel Board of Management has obtained authorization from the General Meeting and approval from the AkzoNobel Supervisory Board.

AkzoNobel cannot exercise voting rights on treasury shares or on shares it holds in usufruct or under pledge. Similarly, pledgees or usufructuaries cannot vote on shares held by AkzoNobel if AkzoNobel created the pledge or usufruct, and no voting rights exist for shares of which AkzoNobel holds depositary receipts.

When determining whether a certain portion of AkzoNobel’s capital is represented or whether a majority represents a certain portion, shares without voting rights are deducted from the calculation.

Treasury shares are excluded from dividend distributions, unless they are subject to a pledge or usufruct.

Pursuant to a resolution adopted by the General Meeting on April 23, 2026, the AkzoNobel Board of Management was authorized for a period of 18 months or until the date on which the General Meeting renews the authorization, if earlier, to acquire AkzoNobel ordinary shares at any time during this period. The number of AkzoNobel ordinary shares to be acquired is limited to the maximum number of shares—as permitted within the limits of Dutch law and the Articles—that AkzoNobel may at any time hold in its own share capital. The maximum number of shares that AkzoNobel will hold in its own share capital at any time shall not exceed 10% of its issued share capital. A resolution of the AkzoNobel Board of Management to acquire shares in AkzoNobel’s share capital is subject to the approval of the AkzoNobel Supervisory Board. AkzoNobel ordinary shares may be acquired through the stock market or otherwise, at a price between par value and the market price of the share (as quoted on Euronext Amsterdam on the day of the acquisition by or on behalf of AkzoNobel) provided that such acquisition price shall not exceed the opening market price on the day of the acquisition by or on behalf of AkzoNobel plus 10%.

Capital Reduction

The General Meeting may, upon proposal of the AkzoNobel Board of Management approved by the AkzoNobel Supervisory Board, resolve to reduce the issued share capital by cancelling shares or by reducing the par value of the AkzoNobel shares through an amendment to the Articles.

Dividends and Other Distributions

General

Cumulative preferred shares, if any, receive dividend first, calculated as a percentage of the par value plus any excess paid at first issue, based on the average effective yield of euro-denominated Dutch government loans with a 9-to-10-year life. If profits are insufficient to pay the cumulative preferred share dividend in full, the shortfall shall be paid from reserves to the extent permitted by law. If reserves are also insufficient, the provisions shall not take effect in subsequent fiscal years until the deficiency has been made good. Further details are set out in the Articles.

Following the dividend payment on the cumulative preferred shares, the AkzoNobel Board of Management, with the AkzoNobel Supervisory Board’s approval, may determine which portion of the remaining profit is allocated to reserves. The remaining profit is then placed at the disposal of the General Meeting, provided that no further dividends can be paid on cumulative preferred shares.

To the extent possible, the following distributions are made from the remaining profit:

•	AkzoNobel priority shares receive six percent per share or the statutory interest (whichever is lower), plus any accrued and unpaid dividends; and

•	AkzoNobel ordinary shares receive a dividend from the remaining profit, as determined by the General Meeting after allocating amounts to reserves.

The General Meeting may decide on the utilization of reserves only on the proposal of the AkzoNobel Board of Management, as approved by the AkzoNobel Supervisory Board, unless otherwise provided in the Articles. AkzoNobel may make distributions on AkzoNobel shares only to the extent that the AkzoNobel shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital plus the reserves which must be maintained under Dutch law and the Articles.

An interim dividend may be declared as provided in the Articles and may be distributed provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that AkzoNobel shareholders’ equity exceeds, by an amount at least equal to the amount of the interim dividend, the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law and the Articles.

The tax legislation of an AkzoNobel shareholder’s state of residence for tax purposes or other relevant jurisdictions and of the Netherlands may have an impact on the income received from the AkzoNobel shares.

Dividend History

AkzoNobel has paid a consistent dividend of €1.98 per ordinary share for each of 2023, 2024 and 2025.

Manner and Time of Dividend Payments

Distributions are paid in such way and at such time as determined in accordance with the Articles. Distributions are paid from such date as set by the AkzoNobel Board of Management. Payments are made at the address or addresses in the Netherlands as determined by the AkzoNobel Board of Management, and at one or more addresses in every country where the shares in question are officially listed at AkzoNobel’s request. Distributions are made in euros, unless the Articles provide for a different currency.

Distributions on registered AkzoNobel ordinary shares shall be made to the person in whose name the share is registered, at the date set by the AkzoNobel Board of Management for each distribution.

Notices of distributions, including the dates and places of the payment, shall be published on AkzoNobel’s website and in accordance with the regulations of the stock exchange where the shares are officially listed at AkzoNobel’s request. The AkzoNobel Board of Management may also publish such notices in any additional manner it deems desirable.

Uncollected Dividends

Any claim for declared dividends and other distributions shall lapse if not collected within five years from the commencement of the second day on which those dividends or distributions became payable.

Envisaged Dividends

Prior to completion, AkzoNobel will pay the pre-completion distribution to AkzoNobel shareholders, equal to €2.5 billion minus the aggregate amount of any regular annual and interim dividends declared by AkzoNobel with record dates in 2026 prior to the record date for the pre-completion distribution.

General Meeting

A General Meeting is held at least once a year, no later than June 30 of each year. General Meetings are held in the Netherlands, in Amsterdam, Arnhem, Rotterdam, The Hague, Utrecht, Hoofddorp, Amstelveen, Noordwijk or Apeldoorn.

Notice of a General Meeting is given at least 42 days before the date of the meeting. The record date for a General Meeting is the 28th day prior to the date of the meeting.

Shareholders (individually or collectively) holding at least 1% of the issued capital of AkzoNobel, or AkzoNobel shares with a market value of at least €50 million (according to the Official List of Euronext Amsterdam N.V.), may submit proposals for the agenda of the General Meeting, provided they submit these proposals in writing to AkzoNobel’s office at least 60 days before the meeting. The AkzoNobel Board of Management may refuse to place proposals on the agenda if it considers them evidently not in the interest of AkzoNobel, to the extent permitted by law.

AkzoNobel shareholders (individually or collectively) representing at least 10% of AkzoNobel’s issued share capital may request the AkzoNobel Board of Management or the AkzoNobel Supervisory Board to convene an extraordinary general meeting of shareholders. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the applicants wish to be discussed. If neither the AkzoNobel Board of Management nor the AkzoNobel Supervisory Board has taken the necessary measures so that the extraordinary general meeting of shareholders could be held within the statutory term, which given AkzoNobel’s current listings is eight weeks after such request, the applicants may convene an extraordinary general meeting of shareholders themselves in case authorized so by the preliminary relief judge (voorzieningenrechter) upon their request.

Voting Rights and Quorum

Each AkzoNobel ordinary share shall entitle its holder to one vote, each cumulative preferred share shall entitle its holder to one vote and each priority share shall entitle its holder to 800 votes.

All resolutions must be taken by an absolute majority of the votes cast without a quorum requirement being applicable, unless otherwise provided by law or the Articles. Blank votes and invalid votes will be regarded as not having been cast.

No votes may be cast at a General Meeting in respect of the AkzoNobel shares that are held by AkzoNobel or any of its subsidiaries.

Amendment to the Articles

The Articles may be amended by the General Meeting if certain conditions have been met. When a proposal to amend the Articles is to be submitted to a General Meeting, this must be stated in the meeting notice, and a copy of the proposed amendment must be made available at AkzoNobel’s office for inspection by shareholders and other persons entitled to attend meetings from the date of the notice until the conclusion of such meeting.

Any proposal to amend the Articles requires prior approval from the meeting of holders of AkzoNobel priority shares. If the amendment would change the special rights of holders of any series of cumulative preferred shares, prior approval from the meeting of holders of that series is also required. If the amendment would change the special rights of holders of AkzoNobel priority shares, such change must be approved by a meeting of holders of AkzoNobel priority shares with a majority of at least 75% of the outstanding AkzoNobel priority shares.

Major Transactions and Dissolution

Resolutions of the AkzoNobel Board of Management regarding important changes in the identity or character of AkzoNobel or its enterprise must be approved by the General Meeting. These changes in the identity or character of AkzoNobel or its enterprise include in any event:

•	transferring the enterprise or almost the entire enterprise to a third party;

•

entering into or termination of any long-term cooperation of (a subsidiary of) AkzoNobel with another legal entity or company or as fully liable partner in a limited or general partnership, if such cooperation or termination thereof is of considerable significance to AkzoNobel; and

•

acquiring or disposing of a participating interest in the capital of (a subsidiary of) AkzoNobel with a value of at least one-third of the amount of the assets as shown on the balance sheet with explanatory notes, or according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual financial statement of AkzoNobel, by AkzoNobel or any of its subsidiaries.

A resolution to dissolve AkzoNobel may be adopted only by a majority of at least two-thirds of the votes cast in a General Meeting at which at least two-thirds of the outstanding capital is represented. A proposal to dissolve AkzoNobel requires the prior approval of the AkzoNobel Supervisory Board. Subsequent liquidation of the business of AkzoNobel will be effected by the AkzoNobel Board of Management, under the supervision of the AkzoNobel Supervisory Board. The assets remaining after payment of all debts and of the liquidation costs will be distributed in accordance with the Articles.

Exchange Controls and Other Provisions Relating to Non-Dutch AkzoNobel Shareholders

Under Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) or otherwise by international sanctions, there are no exchange control restrictions on investments in, or payments on, AkzoNobel shares (except as to cash amounts). There are no special restrictions in the Articles or Dutch law that limit the right of AkzoNobel shareholders, who are not citizens or residents of the Netherlands, to hold or vote on AkzoNobel shares.

Listing

The AkzoNobel ordinary shares are listed on Euronext Amsterdam under the trading symbol “AKZA.” AkzoNobel also has a sponsored level 1 ADR program in which ADRs can be traded on the international OTCQX platform in the United States under the trading symbol “AKZOY.” Each ADR represents ownership in one-third of an AkzoNobel ordinary share. Pursuant to the merger agreement, AkzoNobel must use its reasonable best efforts to cause the ADR Program to be terminated prior to the effective time.

COMPARISON OF RIGHTS OF MERGECO SHAREHOLDERS AND AXALTA SHAREHOLDERS

MergeCo will be a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. Axalta is an exempted company limited by shares incorporated in Bermuda, subject to Bermuda law. Upon completion, each Axalta common share will automatically be converted into the right to receive 0.6539 of an AkzoNobel ordinary share. As a result, Axalta shareholders who become MergeCo shareholders will have their rights as shareholders governed by, among other things, the laws of the Netherlands, and the MergeCo articles of association (which differ from Bermuda law, the Axalta memorandum of association and the Axalta bye-laws).

Set forth below is a summary comparison of (i) the material differences between the rights of a MergeCo shareholder and the governance arrangements relevant for a MergeCo shareholder under the MergeCo articles of association, the MergeCo Board Rules (which will be established and will only be made publicly available upon completion), the Dutch Civil Code and the Dutch Corporate Governance Code and (ii) the rights of an Axalta shareholder and the governance arrangements relevant for an Axalta shareholder under the Axalta memorandum of association, the Axalta bye-laws and Bermuda law.

The following summary does not generally reflect the rules of the NYSE and Euronext Amsterdam in connection with the matters discussed that may apply to MergeCo or Axalta based on their respective shares’ listing venue, nor certain agreements unless expressly stated.

This summary does not purport to be a complete summary of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the MergeCo articles of association, the MergeCo Board Rules, the Axalta memorandum of association, the Axalta bye-laws, the Dutch Civil Code (including Book 2 thereof), the Dutch Corporate Governance Code and Bermuda law (including, for the avoidance of doubt, the Bermuda Companies Act), which MergeCo ordinary shareholders and Axalta shareholders are urged to read carefully. The documents referred to in this summary may be obtained as described in the section of this proxy statement/prospectus entitled “Where You Can Find Additional Information.”

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
Authorized Capital

The MergeCo articles of association provide the authorized share capital of MergeCo. It consists of ordinary shares with a nominal value of fifty eurocent (€0.50) each.

The MergeCo ordinary shares are in registered form; no share certificates are issued.

The authorized share capital of Axalta consists of 1,000,000,000 common shares of $1.00 par value per share.

The Axalta Board is authorized to designate authorized but unissued shares as common or preference shares. The Axalta Board is authorized under the Axalta bye-laws to provide for the issuance of preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, to allot and re-designate such portion of the unissued share capital to such series as it shall determine to be appropriate, and to fix the terms, including designation, powers, preferences, rights, qualifications, limitations and restrictions of the preference shares of each such series, without shareholder approval.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
Voting

The MergeCo articles of association provide that each MergeCo ordinary share confers the right to cast one vote at the general meeting. Blank votes, abstentions and invalid votes will be regarded as not having been cast, but shall be taken into account for determining the presence of a quorum.

No votes may be cast at the general meeting in respect of MergeCo ordinary shares held by MergeCo or a subsidiary of MergeCo. Usufructuaries or pledgees of MergeCo ordinary shares belonging to MergeCo or a subsidiary are not excluded from voting if the right of usufruct or the right of pledge was created before such MergeCo ordinary share was held by MergeCo or a subsidiary. MergeCo and subsidiaries may not vote on MergeCo ordinary shares on which they hold a right of usufruct or a right of pledge.

The voting rights attached to MergeCo ordinary shares encumbered with a right of pledge or right of usufruct will vest in the pledgee or usufructuary, if this is agreed by the shareholder and the pledgee or usufructuary, as applicable, in accordance with the relevant provisions of the Dutch Civil Code. In absence of such agreement, the MergeCo shareholder has the voting rights attached to the MergeCo ordinary shares.

Holders of Axalta common shares are entitled to one vote per share.

Size, Classification and Term of Directors Size and Classification

Pursuant to the MergeCo articles of association, MergeCo has a one-tier board.

Pursuant to the MergeCo articles of association, the MergeCo Board will consist of one (1) or more executive directors and two (2) or more non-executive directors. The MergeCo Board determines the number of executive directors and non-executive directors, provided that the majority of the MergeCo Board must consist of non-executive directors. It is intended that upon completion, the MergeCo Board consists of eleven (11) MergeCo directors, including two (2) executive directors and nine (9) non-executive directors.

At completion and subject to appointment by the AkzoNobel Extraordinary General Meeting, the MergeCo Board will consist of four (4) directors designated by Axalta (one (1) executive director serving as Deputy-Chief Executive Officer for the first six months following completion, at which point the term of the Deputy-Chief Executive Officer will (automatically) lapse and the Chief Financial Officer will become an executive director, and three (3) non-executive directors, including the chair), four (4) directors designated by

The Axalta Board consists of such number of Axalta’s directors as the Axalta Board may determine from time to time.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
AkzoNobel (one (1) executive director serving as Chief Executive Officer and three (3) non-executive directors, including the vice-chair) and three (3) non-executive directors selected by AkzoNobel and Axalta jointly.

Term of Directors

The MergeCo articles of association provide that directors are appointed for a term ending at the close of the annual general meeting held in the first calendar year following their appointment, unless the MergeCo Board makes a binding nomination for a different term (including to accommodate the three and two-year terms described in the next paragraph). A director may be re-appointed in the manner as set out above.

The initial MergeCo directors will each serve a three-year term (except for the Deputy-Chief Executive Officer, who will be succeeded by the Chief Financial Officer after six (6) months, who will serve the remainder of the three (3) year term), after which the initial MergeCo Board AkzoNobel directors and MergeCo Board Axalta directors (or their successors) will be put up for re-election for a two (2) year term at the first annual general meeting held after the third anniversary of completion. The initial MergeCo Board joint directors (or their successors) will be put up for re-election for a one (1) year term at the first annual general meeting held after the third anniversary of completion, and again for a one (1) year term at the second annual general meeting held after the third anniversary of completion. At and following the third annual general meeting held after the third anniversary of completion, all MergeCo directors will be put up for re-election or election to serve a one (1) year term.

Each Axalta director is elected for a one-year term and shall hold office until the next annual general meeting and until such director’s successor has been duly elected or appointed, subject to his office being vacated in accordance with the Axalta bye-laws. In no case shall a decrease in the number of Axalta’s directors shorten the term of any Axalta director then in office.

Appointment, Election, Removal and Vacancies of Directors Appointment and Election

The MergeCo articles of association provide that the directors are appointed by the general meeting, solely pursuant to a binding nomination by the MergeCo Board, even if the General Meeting has previously overruled a binding nomination. Executive directors may not participate in the deliberations and decision-making process of the MergeCo Board with respect to the binding nomination for the appointment of a director.

As allowed under Dutch law, a binding nomination by the MergeCo Board for the appointment of a MergeCo director may at all times be overruled by the general meeting by a majority of two-thirds of the votes cast, representing at least half of MergeCo’s issued share capital.

If a binding nomination is overruled by the general meeting, the MergeCo Board may make a new binding nomination. If a binding nomination comprises one

The Axalta Board may propose any person for election as an Axalta director. In addition, any shareholder of Axalta holding not less than 10% in nominal value of the shares giving a right to attend and vote at general meetings of Axalta (“Relevant Shareholder”) may propose one person for election as an Axalta director at a general meeting in accordance with certain notice requirements under the Axalta bye-laws.

Subject to a valid proposal for re-election or election as an Axalta director, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast is not a prerequisite to the election of such directors.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
candidate for a vacancy, a resolution concerning the nomination results in the appointment of the candidate, unless the nomination is overruled by the general meeting.

Removal

The MergeCo articles of association provide that the general meeting may suspend or dismiss a director. Unless proposed by the MergeCo Board, a resolution to suspend or dismiss a director requires a majority of two-thirds of the votes cast, representing at least half of MergeCo’s issued share capital. A suspension by the general meeting may, at any time, be discontinued by the general meeting.

Furthermore, except as noted below, the MergeCo Board may suspend an executive director at any time. A suspension by the MergeCo Board may, at any time, be discontinued by the MergeCo Board or by the general meeting.

A suspension of a director may be extended one or more times, but the total duration of such suspension may not exceed three months. If at the end of that period, no decision has been taken on termination of the suspension or on dismissal of the director concerned, the suspension ends.

To ensure a smooth transition and integration, until the first annual general meeting after the third anniversary of completion, the MergeCo Board may only (i) propose to the general meeting the suspension or dismissal of a director, or (ii) suspend an executive director, in the case of each of (i) and (ii), with the affirmative vote of at least 75% of the non-executive directors.

The shareholders of Axalta entitled to vote for the election of directors may at any special general meeting convened and held in accordance with the Axalta bye-laws, remove a director only with cause, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to do so, including details of cause, and be served on such director not less than fourteen (14) days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal. For purposes of any such removal, “cause” means (i) conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony, indictable offense or crime involving moral turpitude; (ii) commission of an act of fraud, embezzlement, misappropriation, misconduct, or breach of fiduciary duty against Axalta or any of its subsidiaries; (iii) failure to meet the requirements for service as a director as set forth in the rules and regulations promulgated by the SEC or the NYSE; (iv) the Axalta Board’s determination that the director failed to substantially perform their duties (other than any such failure resulting from their disability); (v) the Axalta Board’s determination that the director failed to carry out or comply with any lawful and reasonable directive of the Axalta Board; or (vi) the director’s unlawful use (including being under the influence) or possession of illegal drugs on the premises of Axalta or any of its subsidiaries or while performing the director’s duties and responsibilities.

Vacancies
The MergeCo articles of association provide that for each vacant seat on the MergeCo Board, and for each director that is unable to act, the MergeCo Board may designate a temporary replacement, whether or not in advance. If there are no directors in office and able to act, and no person designated as a temporary replacement pursuant to the immediately preceding sentence is in office or able to act, the general meeting may designate one or more temporary replacements. If there are no non-executive directors in office, the temporary replacements shall as soon as possible take the necessary measures to make necessary arrangements

The office of an Axalta director will be vacated if the director:

(a)   is removed from office pursuant to the Axalta bye-laws or is prohibited from being a director by law;

(b)   is or becomes subject to bankruptcy proceedings that have not been discharged, or has an order made against him pursuant to Section 94 of the Bermuda Companies Act;

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

for the appointment of at least one (1) non-executive director.

If the seat of an executive director is vacant or if an executive director is unable to act, such executive director’s temporary replacement will temporarily be entrusted with the tasks and duties of that executive director. If no such temporary replacement is in office or able to act, such executive director’s tasks and duties are temporarily entrusted to the other executive directors or, if there are no other executive directors in office and able to act, the non-executive directors.

If the seat of a non-executive director is vacant or if a non-executive director is unable to act, such non-executive director’s temporary replacement will temporarily be entrusted with the tasks and duties of that non-executive director. If no such temporary replacement is in office or able to act, such non-executive director’s tasks and duties are temporarily entrusted to the other non-executive directors.

A temporary replacement serves until the earlier of (a) the moment on which the seat in the MergeCo Board for which he serves as temporary replacement is again occupied by, as applicable, an executive director or a non-executive director able to act, and (b) the end of the first annual general meeting convened following his designation. A temporary replacement may, at any time, be dismissed by the MergeCo Board. Remuneration of temporary replacements is determined by the MergeCo Board.

(c)   is or becomes of unsound mind or dies;

(d)   resigns his office by notice to Axalta; or

(e)   is delivered a request in writing signed by all the other directors to resign and he does not do so by notice to Axalta within thirty (30) days of the date of such request.

The Axalta Board may fill any vacancy occurring as a result of the death, disability, disqualification, resignation or removal of a director or if left unfilled at a general meeting or otherwise.

Board Decision-making and Quorum

The MergeCo articles of association provide that each director has one vote in the MergeCo Board’s decision-making. Blank votes, invalid votes and abstentions are regarded as votes not cast, but shall be taken into account for determining the presence of a quorum.

Under Dutch law, executive directors may not participate in the deliberations and decision-making process of the Board in respect of:

•

the making of binding nominations for the appointment of directors;

•

determining the remuneration and other terms of service for executive directors; and

•

the issuance of instructions to the auditor by the Board if the general meeting fails to do so.

The MergeCo articles of association provide that unless applicable law, the MergeCo articles of association or the MergeCo Board Rules provide otherwise, the

A resolution put to the vote at a meeting of the Axalta Board shall be carried by the affirmative vote of a majority of the votes cast and in the case of an equality of votes the resolution shall fail. A resolution signed by all the directors shall be as valid as if it had been passed at a board meeting duly called and constituted, such resolution to be effective on the date on which the resolution is signed by the last director.

Pursuant to the Axalta bye-laws, the quorum necessary for the transaction of business at an Axalta Board meeting is a majority of the directors then in office, provided that if there is only one (1) director in office the quorum shall be one (1) director.

The Axalta Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number fixed by the Axalta bye-laws as the quorum necessary for the

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

MergeCo Board adopts its resolutions by a majority of the votes cast. In the event of a tied vote, the proposal is rejected. The MergeCo articles of association also provide that directors may adopt legally valid resolutions on behalf of the MergeCo Board with respect to matters that fall within the scope of the duties allocated to them.

The MergeCo Board Rules provide that, unless applicable law, the MergeCo articles of association or the MergeCo Board Rules require a different quorum, the MergeCo Board may only adopt resolutions at a meeting if a majority of the directors entitled to vote is present or represented at a meeting, unless the chair of the meeting determines there is an urgent situation requiring the MergeCo Board’s immediate resolution, provided that at least the CEO, Chair and one other director entitled to vote are present or represented at the meeting and reasonable efforts have been made to give notice to enable the other directors entitled to vote to participate in the meeting.

transaction of business at meetings, the continuing directors may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of Axalta.

Duties of Directors

MergeCo is managed by the MergeCo Board. This includes in any event setting MergeCo’s policy and strategy. In addition:

•

Each director must properly discharge his duties towards MergeCo and each director is responsible for the general affairs of MergeCo.

•

In performing their duties, directors must act in the interest of MergeCo and its affiliated enterprise.

•

These interests extend to the interests of all MergeCo stakeholders, such as shareholders, creditors, employees, consumers and suppliers.

•

Directors shall timely provide each other with the information they need to carry out their duties.

•

The executive directors are primarily responsible for the day-to-day management of MergeCo.

•

The non-executive directors supervise the directors’ performance of duties.

The MergeCo articles of association and MergeCo Board Rules further specify the division of duties within the MergeCo Board, including duties reserved to the full Board, executive director duties and non-executive director duties, provided that;

•

non-executive directors cannot be deprived of their duties to supervise the directors’ performance of duties;

Under Bermuda law, the Axalta directors owe fiduciary duties (under both statute and common law) to Axalta to act in good faith and in the best interests of Axalta as a whole in their dealings with or on behalf of Axalta. Directors also owe a duty of skill and care in their dealings with or on behalf of Axalta.

Under Bermuda law, a director may be found personally liable for any breach of their fiduciary duties or duties of skill and care.

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. The Axalta bye-laws provide that its business is to be managed and conducted by the Axalta Board. Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•

a duty to act in good faith in the best interests of the company;

•

a duty not to make a personal profit from opportunities that arise from the office of director;

•

a duty to avoid conflicts of interest; and

•

a duty to exercise powers for the purpose for which such powers were intended.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

•

the authority to nominate persons for the appointment as a director cannot be allocated to executive directors; and

•

the authority to determine the remuneration of an executive director cannot be allocated to executive directors.

Directors may adopt legally valid resolutions on behalf of the MergeCo Board with respect to matters that fall within the scope of the duties allocated to them.

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:

•

to act honestly and in good faith with a view to the best interests of the company;

•

to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

•

to comply with the Bermuda Companies Act, the regulations and the bye-laws of the company.

The Bermuda Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors and officers of a solvent company generally owe fiduciary duties to the company itself, not to a company’s individual shareholders, creditors or any class thereof.

Bermuda courts recognize that acting in the best interests of the company necessarily involves the exercise of business judgment.

If a director breaches their fiduciary duty, the proper plaintiff in any action against the director for damages is the company itself, as opposed to the stakeholders. Such action typically proceeds in a derivative capacity, with a shareholder of the company suing the directors in the company’s name.

As a result, Axalta’s shareholders may not have a direct cause of action against Axalta’s directors.

Conflicts of Interest & Related Party Transactions

If a director has a direct or indirect personal conflict of interest with MergeCo and its business as referred to in section 2:129(5) of the Dutch Civil Code, he may not participate in the MergeCo Board’s deliberations and decision-making on that matter. In accordance with the provisions of Dutch law and the MergeCo articles of association, if all directors have a conflict of interest, the resolution may nevertheless be adopted by the MergeCo Board as if no director has a direct or indirect personal conflict of interest.

Pursuant to Dutch law, for as long as MergeCo ordinary shares are admitted to trading on Euronext Amsterdam, material transactions with related parties (as defined under EU-IFRS) entered into outside the ordinary course of business or on other than normal market terms, must be approved by the MergeCo Board, and be publicly

An Axalta director who is directly or indirectly interested in a contract or proposed contract with Axalta (an “Interested Director”) shall declare the nature of such interest as required by the Bermuda Companies Act, which calls for disclosure at the first opportunity at a meeting of directors or by writing to the directors of (x) their interest in any material contract or proposed material contract with Axalta or any of its subsidiaries or (y) their material interest in any person that is a party to a material contract or proposed material contract with Axalta or any of its subsidiaries.

Following a declaration of interest, the Interested Director shall not be disqualified from participating in the discussion or voting on the matter unless the chairman of the meeting determines that such

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

announced at the time that the transaction is entered into. Directors who are involved in the transaction with the related party may not participate in the deliberations and decision-making on that matter. If all of the directors are excluded on the basis that they are involved in the relevant transaction, the resolution may nevertheless be adopted by the MergeCo Board as if no director is involved.

In this context, a transaction is considered material if information about the transaction would constitute inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and the Council and is concluded between MergeCo and a related party (which for this purpose in any event includes one or more shareholders representing at least 10% of MergeCo’s issued share capital, or a director).

Certain related party transactions are not subject to the approval and disclosure provisions as described above, including transactions between MergeCo and any of its subsidiaries or with respect to remuneration awarded or owed to directors. The MergeCo Board must establish an internal procedure to periodically assess whether transactions are concluded in the ordinary course of business and on normal market terms.

Interested Director shall be disqualified. In the event the chairman of the meeting is the Interested Director, the determination as to whether or not he should be disqualified may be made by a majority of the votes cast by the Axalta directors not having such interest. An Interested Director may, but shall not be required to, recuse himself from the discussion or voting on any particular matter because of a possible conflict or for any other reason disclosed to the other directors. Any Interested Director that is so disqualified or that elects to be recused shall nevertheless be counted toward a quorum for the meeting.

In the event that one or more Interested Directors are disqualified or elect to be recused from voting on a matter, or one or more directors are later found to have an interest or conflict that should have been declared, the matter shall be approved or stand approved if it is or was approved by a majority of the votes cast by the directors that do not have any interest or conflict in the matter, even if less than a quorum.

Under the Axalta bye-laws, any Axalta director, or any director’s firm, partner or any company with whom any Axalta director is associated, may act in any capacity for, be employed by or render services to Axalta on such terms, including with respect to remuneration, as may be agreed between the parties. Nothing in the Axalta bye-laws shall authorize an Axalta director or a director’s firm, partner or company to act as auditor to Axalta.

Director Remuneration
In accordance with the MergeCo articles of association and Dutch law, MergeCo will have a policy in respect of the remuneration of the executive directors and the non-executive directors. The policy (whether or not combined for the executive directors and non-executive directors) is proposed by the MergeCo Board for adoption by the general meeting. Changes to the remuneration policy can only be resolved upon by the general meeting pursuant to a proposal thereto by the MergeCo Board. A resolution of the general meeting to adopt or amend the remuneration policy requires a majority of the votes cast.	Axalta directors may receive compensation for their services as director, including, without limitation, compensation for service on any committee appointed by the Axalta Board and any additional fees for committee chairs, in amounts, and on such basis, as shall be established from time to time by the Axalta Board. Axalta directors may also be paid all travel, hotel and other expenses properly incurred by them (or in the case of a director that is a corporation, by its representative or representatives) in attending and returning from Axalta Board meetings, meetings of any committee appointed by the Axalta Board, general meetings, or in connection with the business of Axalta or their duties as Axalta directors generally.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

The remuneration and other terms of service for individual directors is determined by the MergeCo Board with due observance of the remuneration policy adopted by the general meeting. Executive directors may not participate in the deliberations and decision- making process of the MergeCo Board in determining the remuneration and other terms of service for executive directors.

Limitation of Liability of Directors
Under Dutch law, the directors of MergeCo may be held jointly and severally liable vis-à-vis MergeCo for damages in the event of improper performance of their duties, unless, considering the duties allocated to other directors, such conduct is not seriously culpable (ernstig verwijtbaar) and the director concerned has not been negligent in taking measures to avert the consequences of such improper performance of duties. In addition, MergeCo directors may be held liable towards third parties for any action that may give rise to tort pursuant to Dutch law. The general meeting of MergeCo may resolve to annually discharge the directors from liability vis-à-vis MergeCo arising out of or in connection with the exercise of their duties and which appear from the annual report and annual accounts of MergeCo or as otherwise disclosed to the general meeting.	The Bermuda Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer, if it appears to a court that such director or officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him or her, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Indemnification and Advancement of Expenses
Pursuant to the MergeCo articles of association, unless applicable law provides otherwise, current and former directors, as well as current and former temporary replacements designated pursuant to the MergeCo articles of association, current and former members of MergeCo’s executive committee and other current or former officers that may be designated by the MergeCo Board from time to time, will be reimbursed for and indemnified against (i) the reasonable costs of conducting a defense against claims resulting from an act or omission in performing their duties or in performing other duties MergeCo or a subsidiary has asked them to fulfil, (ii) costs, compensation or financial penalties they owe as a result of an act or omission as referred to under (i), (iii) any amounts they owe under settlements they have reasonably entered into with MergeCo’s prior written consent in connection with an act or omission as referred to in (i), (iv) reasonable costs of other legal proceedings in which they are involved as a current or former director, temporary replacement, executive committee member or officer, except for proceedings in which they are primarily asserting their own claims (other than claims to enforce their rights under the indemnification provisions included in the MergeCo articles of association), and (v) tax damage due to reimbursements in accordance with the indemnification provisions included in the MergeCo articles of association.

Section 98 of the Bermuda Companies Act permits a company to indemnify its directors and officers and any person employed as its auditor against losses arising or liability resulting from such director, officer or person’s negligence, default, breach of duty or breach of trust in relation to such Bermuda company, except that the company is not permitted to indemnify any such person against any liability arising from their fraud or dishonesty. Section 98 of the Bermuda Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.

The Axalta bye-laws provide that Axalta directors, the resident representative, secretary, other officers (including committee shareholders), liquidators, trustees, and their heirs, executors, and administrators (collectively, “indemnified parties”) are indemnified out of Axalta’s assets from and against all actions, costs, charges, losses, damages, and expenses

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

An indemnified person is not entitled to the reimbursement as referred to above and must immediately repay any sums reimbursed by MergeCo, unless applicable law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness, insofar as (i) it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), wilfully reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), or (ii) the costs or financial losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or financial losses.

The MergeCo Board may resolve that MergeCo takes out liability insurance for the benefit of the indemnified persons.

incurred by them for any act (or failure to act) in the execution of their duties. Indemnified parties are not answerable for the acts, neglects, or defaults of others, or for any bankers or other persons with whom company funds or assets are deposited, or for insufficiency of any security upon which company funds or assets are invested. However, such indemnification expressly does not extend to any matter involving fraud or dishonesty in relation to Axalta.

Pursuant to the Axalta bye-laws, each shareholder agrees to waive any claim against any Axalta director or officer for actions taken (or failure to act) in the performance of duties, except that such waiver also does not extend to matters involving fraud or dishonesty in relation to Axalta.

Axalta may purchase and maintain insurance for directors or officers against liability in such capacity under the Bermuda Companies Act, as well as for negligence, default, breach of duty, or breach of trust in relation to Axalta or its subsidiaries.

Axalta may advance funds to directors or officers for costs incurred in defending civil or criminal proceedings, on condition that the advance must be repaid if any allegation of fraud or dishonesty is proven.

In addition, Axalta has entered into indemnification agreements with each of its directors and officers. These agreements would provide such directors and officers with contractual assurance of their rights to indemnification against litigation risks and expenses, which indemnification is intended to be greater than that afforded by the Axalta bye-laws.

Shareholder Meeting Format and Location

General meetings can be held in person, hybrid and, to the extent permitted by applicable law and if so decided by the MergeCo Board, fully virtual.

The circumstances under which a general meeting may be held fully virtual, will be included in a protocol to be adopted by the MergeCo Board. The draft protocol will be published as part of the documents for the AkzoNobel Extraordinary General Meeting.

The MergeCo articles of association provide that general meetings may be held in the municipality where MergeCo has its seat, or in Rotterdam, The Hague, Utrecht, Amstelveen, Hoofddorp, Noordwijk or Haarlemmermeer (including Schiphol Airport).

An annual general meeting shall be held at such time and place as the Axalta Board appoints. The Axalta Board may, but shall not be required to, make arrangements permitting the Axalta shareholders to participate in any general meeting by telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
Convocation

Pursuant to the MergeCo articles of association and Dutch law, for as long as MergeCo ordinary shares are admitted to trading Euronext Amsterdam, notice of a general meeting must be given by the MergeCo Board with due observance of the statutory notice period of at least forty-two (42) days prior to the general meeting. Once MergeCo ordinary shares cease to be admitted to trading on Euronext Amsterdam, a notice period of at least fifteen (15) days prior to the general meeting will apply under Dutch law. The notice convening the general meeting must contain the agenda of the general meeting.

Dutch law and the MergeCo articles of association provide that MergeCo shareholders (individually or collectively) representing at least one-tenth of MergeCo’s issued share capital, may request the MergeCo Board to convene a general meeting of MergeCo. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the requesting shareholder(s) wish to be discussed. In certain circumstances, these rights are subject to the response time provided under the Dutch Corporate Governance Code and Dutch law, as discussed below.

If the MergeCo Board has not taken the necessary measures so that the general meeting can be held within eight (8) weeks after the request (or, once MergeCo ordinary shares cease to be admitted to trading on Euronext Amsterdam, within six (6) weeks after the request), the requesting shareholder(s) may by authorized by the Dutch court to convene a general meeting, subject to fulfilment of certain requirements. The Dutch court shall disallow the application if the shareholder(s) has/have not demonstrated to have a reasonable interest in the convocation of the general meeting. If the Dutch court grants the authorization, the court shall determine the formal procedure and the period to convene the general meeting. The court may also appoint someone who will be charged to lead the general meeting.

At least fourteen (14) days’ notice is required for an annual general meeting; and at least ten (10) days’ notice is required for a special general meeting.

The Axalta Board shall, upon requisition of Axalta shareholders holding at least 10% of the paid-up share capital of Axalta with the right to vote at general meetings, convene a special general meeting and the provisions of the Bermuda Companies Act shall apply. If the Axalta Board has not taken steps necessary to convene such special general meeting within twenty-one (21) days of the requisition, such shareholders (or any of them representing more than half of the total voting rights of all of them) may themselves convene a special general meeting, to be held within three months of the requisition. Any meeting convened by requisitionists shall be convened in the same manner, as nearly as possible, as meetings convened by directors.

Record Date
When convening a general meeting, the MergeCo Board will be authorized to determine that persons with the right to vote or attend such meeting will be considered those persons who have these rights at the twenty-eighth (28th) day prior to the day of the general meeting (the “Record Date”) and are registered as such in a register to be designated by the MergeCo Board for such purpose, regardless of whether these persons will have these rights at the date of the general meeting. For as	The Axalta Board may fix any date as the record date for determining the Axalta shareholders entitled to receive notice of and to vote at any general meeting.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
long as the MergeCo ordinary shares are admitted to trading on Euronext Amsterdam, this Record Date applies automatically.

Majority and Quorum Requirements

The general meeting adopts resolutions by a majority of the votes cast, unless applicable law or the MergeCo articles of association provide otherwise. In accordance with Dutch law and under the MergeCo articles of association, in case of a tied vote, the proposal is rejected. No quorum requirements apply to the adoption of resolutions by the general meeting, unless applicable law or the MergeCo articles of association provide otherwise.

The MergeCo articles of association contain the following specific majority and quorum requirements:

•

Limitation / exclusion of pre-emptive rights: If less than one half of MergeCo’s issued share capital is represented at the general meeting, a resolution of the general meeting to limit or exclude the pre-emptive rights and a resolution to authorize the MergeCo Board to do so requires a majority of at least two-thirds of the votes cast, as required by Dutch law.

•

Capital reduction: If less than one half of MergeCo’s issued share capital is represented at the general meeting, a resolution of the general meeting to reduce the share capital requires a majority of at least two-thirds of the votes cast, as required by Dutch law.

•

Overruling binding nomination: As allowed under Dutch law, the general meeting may overrule a binding nomination for the appointment of a director by a majority of two-thirds of the votes cast, representing at least one half of MergeCo’s issued share capital.

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Suspension or dismissal of directors: As allowed under Dutch law, unless such resolution is proposed by the MergeCo Board, a resolution to suspend or dismiss a director requires a majority of two-thirds of the votes cast, representing at least half of MergeCo’s issued share capital.

Subject to the Bermuda Companies Act, the Axalta bye-laws and the rules of the NYSE, any question proposed for the consideration of the Axalta shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Axalta bye-laws and in the case of an equality of votes the resolution shall fail.

Subject to the rules of the NYSE, at any general meeting, two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in Axalta throughout the meeting form a quorum for the transaction of business, provided that if Axalta shall have at any time only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

If within such time as the chairman of the meeting may determine after the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Axalta Board or the secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Axalta shareholder entitled to attend and vote thereat.

Shareholder Action by Written Resolution
N/A.	Anything which may be done by resolution of Axalta in a general meeting or by resolution of a meeting of any class of the shareholders may be done without a

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
meeting by written resolution. Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all shareholders who would be entitled to attend a meeting and vote thereon. A written resolution is passed when it is signed by (or in the case of a shareholder that is a corporation, on behalf of) the shareholders who at the date that the notice is given represent such majority of votes as would be required if the resolution was voted on at a meeting of shareholders at which all shareholders entitled to attend and vote thereat were present and voting. However, pursuant to the Axalta bye-laws and Bermuda law, removal of Axalta’s auditor from office before the expiration of his term of office and the removal of a director may not be effected by written resolutions of the shareholders.

Notice Requirements for Shareholder Proposals

Pursuant to the MergeCo articles of association, the MergeCo Board determines the agenda of a general meeting.

In accordance with Dutch law, MergeCo shareholders (individually or collectively) representing at least 3% of MergeCo’s issued share capital will be entitled to, subject to Dutch law, request items to be included on the agenda of any general meeting. Pursuant to Dutch law, the request must be made in writing (which requirement is also fulfilled if the request is recorded electronically), must be reasoned and must be received by MergeCo at the latest sixty (60) days before the date of the general meeting. In certain circumstances, these rights are subject to the response time provided under the Dutch Corporate Governance Code and Dutch law, as summarized below.

Shareholder proposals may be brought before any annual general meeting or any special general meeting by any person who: (i) is a shareholder of record on the date of notice thereof, on the record date for the determination of shareholders entitled to receive notice of and vote at such meeting and on the date of such meeting; and (ii) complies with the notice procedures under the Axalta bye-laws.

For an annual general meeting, notice must be delivered not less than ninety (90) days nor more than one-hundred and twenty (120) days before the anniversary of the last annual general meeting, or in the event the annual general meeting is called for a date that is greater than thirty (30) days before or after such anniversary, the notice must be given not later than ten (10) days following the earlier of the date on which notice of the annual general meeting was posted to Axalta shareholders or the date on which public disclosure of the date of the annual general meeting was made.

For a special general meeting, notice must be given not later than seven (7) days following the earlier of the date on which notice of the special general meeting was posted to Axalta shareholders or the date on which public disclosure of the date of the special general meeting was made.

Notice must set forth: (i) a brief description of the business desired to be brought before the general meeting, the text of the proposal or business and the reasons for conducting such business at the general meeting; (ii) the name and record address of such shareholder and the beneficial owner, if any, on

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
whose behalf the business is being proposed; (iii) the class or series and number of shares of the Axalta registered or beneficially owned by such shareholder and such beneficial owner; (iv) a description of all derivatives, swaps or other transactions; (v) a description of all agreements, arrangements, understandings or relationships relating to hedging or voting power; (vi) a description of all agreements, arrangements, understandings or relationships between such shareholder or such beneficial owner and any other person in connection with the proposal of such business; and (vii) a representation that such shareholder intends to appear in person or by proxy at the general meeting to bring such business before the general meeting.

Shareholder Vote on Certain Transactions

Pursuant to the MergeCo articles of association and Dutch law, the approval of the general meeting is required for resolutions of the MergeCo Board regarding an important change in the identity or character of MergeCo or its business, including in any event:

•

the transfer of the business enterprise, or practically the entire business enterprise to a third party;

•

concluding or cancelling a long-lasting cooperation of MergeCo or a subsidiary of MergeCo with another legal person or company or as fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to MergeCo;

•

acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of MergeCo’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by MergeCo or a subsidiary.

The absence of approval of the general meeting does not affect the authority of the MergeCo Board or the executive directors to represent MergeCo.

The Axalta bye-laws do not currently specify the required approval threshold or quorum for a resolution at a general meeting to approve the merger or amalgamation of Axalta with any other company.

Section 106 of the Bermuda Companies Act provides that, unless a company’s bye-laws provide otherwise, the resolution of the shareholders or class approving the merger or amalgamation of such company with any other company will require the affirmative vote of a three-fourths majority of the votes cast by Axalta shareholders of issued Axalta common shares that are present (in person or by proxy) and voting at the Axalta special meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be.

Amendment of Governing Documents
The MergeCo articles of association may only be amended by the general meeting upon the proposal of the MergeCo Board.	No Axalta bye-law may be rescinded, altered or amended and no new bye-law may be made except if approved by a resolution of the Axalta Board and, thereafter, approved by a resolution of the Axalta shareholders (upon which such amendment will

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

If a proposal is made to the general meeting to amend the MergeCo articles of association, this must be stated in the notice convening the general meeting and a copy of the proposal, stating the proposed amendment verbatim must be made available for inspection by every person with meeting rights at MergeCo’s office, from the day of the convocation of the relevant general meeting until the end of such general meeting.

Any amendment of the MergeCo articles of association must be laid down in a notarial deed.

become operative in accordance with the terms of the resolutions).

No alteration or amendment to Axalta’s memorandum of association may be made save in accordance with the Bermuda Companies Act and until same has been approved by a resolution of the Axalta Board and by a resolution of the Axalta shareholders. The Bermuda Companies Act provides that holders of not less than 20% of Axalta’s issued share capital may, within twenty-one (21) days of the resolution, apply to the Supreme Court of Bermuda to have the alteration or amendment annulled. This procedure does not apply to alterations of share capital.

Variation of Rights
The rights attached to shares in the capital of MergeCo can be varied by means of an amendment to the MergeCo articles of association, as discussed above.	The rights attaching to any class of shares may be varied with the consent in writing of holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of votes cast at a separate general meeting at which the necessary quorum is two (2) persons at least holding or representing by proxy one-third of the issued shares of the class.

Dividends and Distributions

MergeCo will have a dividend policy, which is adopted by the MergeCo Board and will be published on MergeCo’s website.

Under Dutch law and the MergeCo articles of association, dividends may be distributed only after adoption of the Annual Accounts showing that this is permissible. The MergeCo Board may determine that an amount out of the profit will be added to the reserves. A shortfall may be set off against the reserves to be maintained by applicable law only to the extent permitted by applicable law. The profits remaining thereafter (if applicable), will be at the disposal of the general meeting.

Under Dutch law, MergeCo may make distributions on MergeCo ordinary shares only to the extent that MergeCo’s equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

Only the MergeCo Board may resolve to make interim distributions from the profits or reserves. Interim distributions are only permitted if an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that aforementioned equity requirement is met.

The Axalta Board may, in accordance with the Bermuda Companies Act, declare a dividend to be paid to the shareholders, in proportion to the number of Axalta common shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Axalta Board may fix the value for distribution in specie of any assets. No unpaid dividend shall bear interest as against Axalta unless otherwise provided by the rights attached to such shares.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

The MergeCo articles of association provide that the corporate body resolving on a distribution decides whether a distribution is made in cash, in kind or in MergeCo ordinary shares, or any combination thereof. The general meeting may only resolve to make a distribution in kind or in MergeCo ordinary shares pursuant to a proposal thereto by the MergeCo Board.

All MergeCo ordinary shares share equally in all distributions, but when determining the allocation of an amount to be distributed, MergeCo ordinary shares held by MergeCo in its capital are not taken into account, unless those shares are encumbered with a right of usufruct or a right of pledge.

Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to MergeCo and will be carried to the reserves.

Issuance of Shares

Pursuant to the MergeCo articles of association, MergeCo ordinary shares are issued, and rights to subscribe for MergeCo ordinary shares are granted, pursuant to a resolution of the MergeCo Board, if and insofar as the MergeCo Board has been authorized by the general meeting to issue MergeCo ordinary shares or grant rights to subscribe for MergeCo ordinary shares. Pursuant to Dutch law, the authorization must be granted for a specific period not exceeding five years. Unless otherwise stipulated at the time of its grant, the authorization cannot be revoked other than upon a proposal thereto by the MergeCo Board. At the AkzoNobel Extraordinary General Meeting it will be proposed to authorize the MergeCo Board for a period of 18 months to issue shares up to a maximum of 10% of MergeCo’s outstanding share capital, consistent with the authorization the AkzoNobel Shareholders granted to the AkzoNobel Board of Management in 2026. It is anticipated that the MergeCo general meeting will be requested annually to grant the MergeCo Board an authorization to issue shares within certain limitations.

If and insofar as the MergeCo Board has not been so authorized, the general meeting, solely pursuant to a proposal thereto by the MergeCo Board, resolves on the issue of MergeCo ordinary shares and the grant of rights to subscribe for MergeCo ordinary shares.

MergeCo ordinary shares are issued in accordance with Dutch law. The nominal amount and, if a share is subscribed for a higher amount, the difference between such amounts, must be paid up when subscribing for a share, unless otherwise provided for by Dutch law.

The Axalta Board has the power under the Axalta bye-laws to issue any unissued shares on such terms and conditions as it may determine from time to time.

Subject to the Bermuda Companies Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of Axalta or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Axalta Board (before the issue or conversion of such shares).

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

Pre-emptive Rights

Under Dutch law and the MergeCo articles of association, holders of MergeCo ordinary shares have pre-emptive rights in relation to newly issued MergeCo ordinary shares or grants of rights to subscribe for MergeCo ordinary shares, except in case of an issue of MergeCo ordinary shares (i) to employees of MergeCo or a subsidiary, (ii) against a contribution other than in cash or (iii) pursuant to the exercise of a previously acquired right to subscribe for MergeCo ordinary shares.

The MergeCo articles of association provide that the MergeCo Board may resolve to limit or exclude pre-emptive rights, if and insofar as the MergeCo Board has been authorized to do so by the general meeting in accordance with applicable law. Pursuant to Dutch law, the authorization must be granted for a specific period not exceeding five years. Unless otherwise stipulated by the general meeting at the time of its grant, an authorization cannot be revoked other than upon a proposal thereto by the MergeCo Board. At the AkzoNobel Extraordinary General Meeting it will be proposed to authorize the MergeCo Board to restrict or exclude the pre-emptive rights in respect of the issue of shares or the granting of subscription rights, pursuant to a decision of the MergeCo Board, consistent with the authorization the AkzoNobel shareholders granted to the AkzoNobel Board of Management in 2026. It is anticipated that the MergeCo General Meeting will be requested annually to grant the MergeCo Board an authorization to restrict or exclude pre-emptive rights within certain limitations.

If and insofar as the MergeCo Board has not been so authorized, the general meeting, solely pursuant to a proposal thereto by the MergeCo Board, resolves on the limitation or exclusion of pre-emptive rights.

A resolution of the general meeting to grant the aforementioned authorization to the MergeCo Board or to limit or exclude pre-emptive rights, requires a simple majority of the votes cast if at least half of MergeCo’s issued share capital is represented at the general meeting. If less than one half of MergeCo’s issued share capital is represented at the general meeting, a majority of at least two-thirds of the votes cast is required.

N/A.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
Repurchase and Redemption of Shares Repurchase of Shares

The MergeCo articles of association provide that, insofar as the general meeting has authorized the MergeCo Board to do so for a specific period not exceeding 18 months and with due observance of applicable law, MergeCo may acquire fully paid-up shares in its capital as well as depositary receipts for such shares. Unless otherwise stipulated by the general meeting at the time of its grant, an authorization cannot be revoked other than upon a proposal thereto by the MergeCo Board.

In its authorization, the general meeting determines how many MergeCo ordinary shares or depositary receipts may be acquired, in what manner MergeCo may acquire the shares and at what price range.

No authorization is required if MergeCo acquires fully paid-up MergeCo ordinary shares for no consideration or for the purpose of transferring the MergeCo ordinary shares to employees under any applicable equity plan, provided that these MergeCo ordinary shares are quoted on an official list of a stock exchange or if MergeCo acquires the MergeCo ordinary shares under universal title.

Axalta may from time to time purchase its own shares for cancellation or acquire them as treasury shares in accordance with the Bermuda Companies Act on such terms as the Axalta Board shall think fit. The Axalta Board may exercise all the powers of Axalta to purchase or acquire all or any part of its own shares in accordance with the Bermuda Companies Act. All the rights attaching to a treasury share shall be suspended and shall not be exercised by Axalta while it holds such treasury share and, except where required by the Bermuda Companies Act, all treasury shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of Axalta.

Redemption of Shares

Pursuant to the MergeCo articles of association, the general meeting may resolve to reduce the issued share capital pursuant to a proposal thereto by the MergeCo Board, either by reducing the nominal value of the MergeCo ordinary shares through an amendment to the MergeCo articles of association, or by cancelling MergeCo ordinary shares. A resolution to cancel MergeCo ordinary shares can only relate to shares held by MergeCo or of which MergeCo holds the depository receipts.

A resolution of the general meeting to reduce MergeCo’s capital requires a simple majority of votes cast if at least half of MergeCo’s issued share capital is represented at the general meeting. If less than half of MergeCo’s issued share capital is represented at the general meeting, a majority of at least two-thirds of the votes cast is required.

The Axalta Board is authorized to provide for the issuance of redeemable preference shares and fix the terms, including the redemption thereof, as it sees fit.

Mandatory Tender Offers
Under Dutch law, for as long as MergeCo ordinary shares are admitted to trading on Euronext Amsterdam, any person or concert who, directly or indirectly, acquires 30% or more of the voting rights in MergeCo	N/A.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

must make a mandatory public offer for all outstanding shares in MergeCo’s share capital, unless an exemption applies.

The mandatory offer must be made for all outstanding MergeCo ordinary shares at an equitable price.

The offer is subject to supervision by the AFM and the offer document must be approved by the AFM prior to publication.

Squeeze-out

Pursuant to Dutch law, a MergeCo shareholder who for its own account alone or together with group companies contributes at least 95% of MergeCo’s issued share capital (excluding shares held by MergeCo or a subsidiary of MergeCo) may initiate squeeze-out proceedings against the joint minority MergeCo shareholders for the transfer of their MergeCo ordinary shares to that majority shareholder.

The proceedings will be conducted before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each minority shareholder in accordance with Dutch law. If the Enterprise Chamber grants the claim for a squeeze-out, it will determine the price to be paid for the MergeCo ordinary shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the MergeCo ordinary shares. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the MergeCo ordinary shares shall give written notice of the date and place of payment and the price to the holders of the MergeCo ordinary shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily, nationally distributed newspaper.

The Axalta bye-laws do not contain specific squeeze-out provisions. Under Bermuda law, where an offer is made to acquire shares of a Bermuda company and, within four months of the making of the offer, the offer is approved by the holders of not less than 90% in value of the shares affected (excluding shares already held by the offeror or its related companies at the date of the offer), the offeror may, at any time within two months after the expiration of the four-month period, give notice to the dissenting shareholders that it desires to acquire their shares upon the same terms as the approving shareholders. However, a dissenting shareholder may, within one month of receiving notice, apply to the Supreme Court of Bermuda, which may order that the offeror is not entitled to acquire the shares.

Additionally, under Bermuda law, shareholders who individually or jointly hold at least 95% of the issued share capital of Axalta may give notice to the remaining shareholders and require the remaining shareholders to sell their remaining Axalta common shares subject to the terms set out in the notice, unless the remaining shareholders apply to the Supreme Court of Bermuda for an appraisal.

Dissenters’ Statutory Appraisal Rights
Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights. However, Dutch law does provide for squeeze-out procedures as described above. Also, Dutch law provides for cash exit rights in certain situations for MergeCo shareholders, in a scenario where MergeCo would be entering into certain types of mergers, demergers or conversion where MergeCo would be the disappearing company. In those situations, a shareholder may file a claim with MergeCo for compensation or re-examination of the exchange ratio, as applicable,	Under Section 106(6) of the Bermuda Companies Act, dissenting shareholders who are not satisfied that they have been offered fair value for their shares may, within one (1) month of the date of the giving of the notice of the applicable general meeting, apply to the Supreme Court of Bermuda for appraisal of the fair value of their shares. The Supreme Court of Bermuda determines the fair value of the shares and, if the fair value is greater than the merger consideration received, the shareholder is entitled to payment of an amount equal to the difference in

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

subject to certain conditions and in accordance with the procedures stipulated by Dutch law. Such compensation shall then be determined by one or more independent experts, including, if applicable, on the basis of a formula included in the MergeCo articles of association. Except in the case of a shareholder seeking re-examination of an exchange ratio, the shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the merger, demerger or conversion.

No such rights will be available to MergeCo or AkzoNobel Shareholders in connection with the transaction.

value. Costs of the proceedings are in the discretion of the Supreme Court of Bermuda.

Rights of Inspection

Under Dutch law, the MergeCo Board is required to provide the general meeting with all information it requests, unless this would be contrary to MergeCo’s overriding interest.

Under Dutch law, each MergeCo shareholder has the right to inspect: (i) the annual accounts of MergeCo that are submitted to the general meeting, (ii) the board report of MergeCo and any other additional information as required by 2:392(1) of the Dutch Civil Code, (iii) a copy of any proposal to amend the MergeCo articles of association at the same time as the notice for the general meeting referring to such proposals is published, (iv) the shareholders’ register of MergeCo with regard to MergeCo ordinary shares registered in its name, and (v) the record of resolutions adopted at the general meetings of MergeCo.

Each MergeCo shareholder may request a copy of or extract from the documents in (i), (ii), (iii), (iv) and (v) above, and each holder of MergeCo ordinary shares will be provided upon its request with written evidence of the content of the shareholders’ register of MergeCo with regard to MergeCo ordinary shares registered in its name.

The register of shareholders of Axalta shall be open to inspection without charge at the registered office of Axalta on every business day, subject to such reasonable restrictions as the Axalta Board may impose, so that not less than two (2) hours in each business day be allowed for inspection. The register of shareholders of Axalta may, after notice has been given in accordance with the Bermuda Companies Act, be closed for any time or times not exceeding in the whole thirty (30) days in each calendar year.

Under the Bermuda Companies Act, the following additional records must be made available for shareholder inspection: (i) minutes of general meetings, open to inspection by any shareholder without charge for not less than two (2) hours during business hours each day; (ii) the register of directors and officers; and (iii) the register of charges, open to inspection by shareholders.

Shareholder and Derivative Suits
Under Dutch law, if a third party is liable to a Dutch public company, (in principle) only MergeCo can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of MergeCo of which they are a shareholder. Only if the cause for the liability of a third party to MergeCo also constitutes a wrongful act directly against a shareholder, does that shareholder have an individual action against such third party. Dutch law provides for the possibility to initiate such actions collectively. A foundation or

The Axalta bye-laws do not contain specific provisions regarding shareholder or derivative suits.

Under Bermuda law, in the event that a third party is liable to Axalta, only Axalta itself may bring civil action against that party. The decision to sue would be made by the Axalta Board or any person authorized to do so by the Axalta Board.

When the affairs of a company are being conducted in a manner which is believed to be oppressive or

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

association whose objective is to protect the rights of a group of persons having similar interests can commence a collective action.

If a director is liable to MergeCo, for example, on the grounds of improper performance of his or her duties, only MergeCo itself can bring a civil action against that director to claim damages on behalf of MergeCo. Individual shareholders do not have the right to bring an action against the director on behalf of MergeCo of which they are a shareholder. Shareholders only have an individual course of action against directors in the case of gross misconduct.

Shareholders holding at least 1% of the issued share capital or shares representing an aggregate value of at least €20 million, and certain other stakeholders of MergeCo can initiate inquiry proceedings with the Enterprise Chamber of the Amsterdam Court of Appeal. Claimants may request an inquiry into the policy of MergeCo and the conduct of its business. The Enterprise Chamber will only order an inquiry if a plaintiff can demonstrate that well-founded reasons exist to doubt the soundness of the policies of MergeCo or the conduct of its business. The proceedings may only be initiated after the claimant has given the MergeCo Board advance written notice of its objections to the policy of MergeCo or the conduct of the business. Ample time should be given to MergeCo to examine the objections and to address the alleged issues.

prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.

In addition, under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to a company’s individual shareholders, creditors or any class thereof. As a result, Axalta’s shareholders may not have a direct cause of action against Axalta’s directors.

Dissolution

The general meeting may, solely pursuant to a proposal thereto by the MergeCo Board, resolve on the dissolution of MergeCo.

Unless the general meeting resolves otherwise, if MergeCo is dissolved and its assets must be liquidated, (i) the executive directors will become the liquidators, and (ii) the non-executive directors supervise the liquidators.

The MergeCo Board determines the remuneration of the liquidators and of those responsible for supervising the liquidators. In the absence of all directors, the general meeting determines the remuneration of the liquidators and those supervising the liquidators, at the proposal of the liquidators.

The liquidation takes place in accordance with Dutch law. During the liquidation period, the MergeCo articles of association will remain in full force as far as possible. After MergeCo has ceased to exist, its books, records and other data carriers must remain in the custody of the

The Axalta bye-laws do not contain specific provisions regarding the approval required to commence a voluntary wind-up or dissolution. Under Bermuda law, a voluntary dissolution shall be deemed to commence upon, among other things, the passing of a shareholder resolution for the purpose of winding up.

Pursuant to the Axalta bye-laws, Axalta shareholders shall, in the event of a winding-up or dissolution, whether voluntary or involuntary or for purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of Axalta.

If Axalta is to be wound up the liquidator may, with the sanction of a resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the assets of Axalta (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as

Rights of MergeCo Shareholders	Rights of Axalta Shareholders
person designated for that purpose by the liquidators or, if there are no liquidators, by the MergeCo Board, for a period of seven (7) years.	aforesaid and may determine how such division shall be carried out as between the shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder shall be compelled to accept any shares or other securities or assets whereon there is any liability.

Anti-takeover Provision

Under Dutch law, various protective measures against takeovers are possible and permissible for a Dutch legal entity, within the boundaries set by Dutch statutory law and Dutch case law. It is not anticipated that MergeCo will adopt any protective measures. However, certain provisions of MergeCo’s articles of association may make it more difficult for a third-party to acquire control of MergeCo or effect a change in the composition of the MergeCo Board, such as the binding nomination arrangements, qualified majority requirement to dismiss directors absent a proposal thereto of the MergeCo Board, and provisions pursuant to which certain resolutions of the general meeting, including an amendment of the MergeCo articles of association, may be adopted solely pursuant to a proposal thereto by the MergeCo Board. In addition, the MergeCo Board may, in certain instances, invoke a response time as discussed below.

If one or more MergeCo shareholders intend to request that an item be put on the agenda for a general meeting (or to request that a general meeting be convened) that may result in a change in MergeCo’s strategy, pursuant to the Dutch Corporate Governance Code, the MergeCo Board may invoke a response time of up to 180 days to respond to the intention of the MergeCo shareholder(s). If invoked, the MergeCo Board must use such response time for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, the MergeCo Board shall report on this consultation and the exploration of alternatives to the general meeting. This response time may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which either a response time under the Dutch Corporate Governance Code or Dutch law (as discussed below) has been previously invoked or (ii) in situations where a shareholder holds at least 75% of MergeCo’s issued share capital as a consequence of a successful public bid.

The Axalta bye-laws contain certain provisions that may have anti-takeover effects. For example, the Axalta Board may issue preference shares without shareholder approval and with such rights, privileges, restrictions and conditions as the Axalta Board may determine. This ability could dilute the voting power of certain shareholders or create economic barriers to an acquisition that may impede a change of control of Axalta. In addition, the Axalta bye-laws do not provide for cumulative voting in the election of directors, which may impede a change of control of Axalta or the removal of management. Additionally, pursuant to the Axalta bye-laws, directors may only be removed for cause at a special general meeting, which may make it more difficult for Axalta shareholders to replace incumbent directors.

Rights of MergeCo Shareholders	Rights of Axalta Shareholders

Furthermore, in accordance with Dutch law, the MergeCo Board may invoke a statutory response time of up to 250 days if (a) a request from MergeCo shareholder(s) entails a proposal for a change to the composition of the MergeCo Board or of corresponding provisions in the MergeCo articles of association, or (b) when a public offer for the MergeCo ordinary shares has been announced or made without agreement being reached with MergeCo. In both cases, the response time may only be invoked if the MergeCo Board determines that the request or offer, as applicable, is materially contrary to the interests of MergeCo and its business. During this time, the general meeting cannot vote on the requested proposals; the proposals may however be discussed during the general meeting. The MergeCo Board must use the 250-day response time to collect the information it needs to come to a prudent decision regarding the request of the shareholder(s) and at least consult with shareholders representing 3% or more of MergeCo’s issued share capital at the time the response time was invoked, as well as with the works council of MergeCo or its applicable subsidiary. The MergeCo Board must prepare a report on the policy and course of action pursued during the response time, and this report must be placed on MergeCo’s website ultimately one (1) week following the last day of the response time. The report must also be placed on the agenda of the first general meeting held after the response time has ended as a discussion item. Shareholders representing at least 3% of MergeCo’s issued share capital may request the Enterprise Chamber for early termination of the response time and, under certain circumstances, the Enterprise Chamber must rule in favor of such request.

BUSINESS OF AKZONOBEL GROUP

Overview

AkzoNobel Group is a global paints and coatings company, active in over 150 countries. As a pioneering and long-established paints and coatings company, AkzoNobel Group is dedicated to sustainability-driven innovation focused on delivering exceptional value to customers. For the three months ended March 31, 2026, AkzoNobel Group reported revenue of €2,386 million, profit for the period of €101 million and adjusted EBITDA of €345 million, and for the year ended December 31, 2025, AkzoNobel Group reported revenue of €10,158 million, profit for the period of €671 million and adjusted EBITDA of €1,444 million. As at March 31, 2026, AkzoNobel Group operated around 123 manufacturing sites and 68 research and development facilities and employed approximately 31,100 people across its operations and business units.

AkzoNobel Group has three reportable segments: “Decorative Paints,” “Performance Coatings” and “Corporate and Other.” In presenting and discussing segmental operating results AkzoNobel Group uses its two operational segments: “Decorative Paints” and “Performance Coatings.” The distinction reflects differences in customer type, product application and performance requirements, routes to market and management oversight. Items which are not allocated to either one of these segments are reported in a separate “Corporate and Other” reportable segment, which mainly includes corporate assets and corporate costs.

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Decorative Paints. The Decorative Paints segment consists of AkzoNobel Group’s offerings for interior and exterior decoration and protection products, including paints, lacquers and varnishes, as well as services pertaining to the application and use of these products. This segment supplies decorative paints to customers in the built environment and the consumer goods end-user categories. It represented 40.2% and 39.4% of AkzoNobel Group’s revenue and 48.1% and 41.2% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and represented 40.3%, 40.2% and 40.3% of AkzoNobel Group’s revenue and 44.9%, 42.9% and 45.1% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

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Performance Coatings. The Performance Coatings segment consists of AkzoNobel Group’s offerings engineered to achieve functional properties for industrial, professional and consumer customers in use cases ranging from corrosion control and fireproofing, to marine vessel protection, to powder-coating. This segment supplies paints and/or coatings to customers in three key end-user categories: the built environment, consumer goods and transport, and represented 59.8% and 60.6% of AkzoNobel Group’s revenue and 56.8% and 64.7% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively. This segment represented 59.7%, 59.8% and 59.7% of AkzoNobel Group’s revenue and 58.4%, 61.8% and 59.8% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

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Corporate and Other. Items which are not allocated to either one of the operational segments mainly comprise corporate assets and corporate costs and are reported in the reportable segment “Corporate and Other.” This segment did not represent any part of AkzoNobel Group’s revenue and had a negative contribution of approximately 4.9% and 5.9% to AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and a negative contribution of approximately 3.3%, 4.7% and 4.9% to AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

AkzoNobel Group operates a global portfolio of decorative paints and performance coatings brands oriented towards meeting the specific requirements of different markets and customers. AkzoNobel Group’s management believes that AkzoNobel Group’s portfolio of brands—including Dulux, International, Sikkens and Interpon—are trusted by customers around the globe.

AkzoNobel Group’s expertise allows it to substantially support industries as they advance towards a more sustainable future. AkzoNobel Group is recognized as a leader among sustainable paints and coatings companies by independent sustainability rating agencies such as MSCI, Sustainalytics, EcoVadis, FTSE4Good and the carbon disclosure project (“CDP”). For example, AkzoNobel Group customers use its paints and coatings to harness energy, lower curing temperature, reflect heat, protect surfaces for longer, purify indoor air and reduce drag in ships, among other uses, which helps customers reduce energy consumption, increase overall efficiency, lower waste and improve safety, thereby helping them to achieve their own sustainability ambitions.

History and Development

AkzoNobel Group was founded on May 8, 1911 under the name N.V. Nederlandsche Kunstzijdefabriek. In 1929, N.V. Nederlandsche Kunstzijdefabriek merged with Vereinigte Glanzstoff Fabriken, a German chemical company formed in 1899. The resulting organization was named Algemene Kunstzijde Unie (“AKU”). In the years following its founding, AKU grew into an international concern with a portfolio of cellulose fibers and, following the Second World War, synthetic textiles, carpet fibers and industrial fibers. Some of the companies that AKU acquired can be traced back as far as the 18th Century, most notably lacquer manufacturer Sikkens Lakfabrieken founded in Groningen, the Netherlands, in 1792.

In 1969, AKU merged with Koninklijke Zout-Organon N.V., “KZO,” to become “Akzo,” a premier diversified chemical player, with activities in both salt refining, basic chemicals, specialty chemicals and coatings, as well as in food/nonfood products, chemical products, brand-name drugs, nonprescription products and raw materials for the pharmaceutical industry.

Akzo was renamed “Akzo Nobel” in 1994, after the merger with Nobel Industries AB, which was a leading European producer of chemicals (including pulp and paper chemicals and surfactants) and coatings (including paints for professional and consumer markets, industrial coatings and industrial products).

Growth through Material Acquisitions

AkzoNobel Group engages in acquisitions and disposals of businesses and brands from time to time to support its growth strategy, expand its portfolio and enable it to enhance its competitive positioning. AkzoNobel Group may complete selective acquisitions and or hold assets for sale, including through the transactions listed below.

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In July 1998, AkzoNobel Group via a public bid acquired Courtaulds plc (“Courtaulds”), an international chemical company operating in the markets for high-tech industrial coatings and man-made fibers. Several brands, such as International Paints, Courtelle acrylic fibers and Tencell, at that time, a new cellulosic fiber, were included in the acquisition.

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After the Courtaulds acquisition, the fiber operations of AkzoNobel Group and Courtaulds were combined into a newly established company named Acordis B.V. (“Acordis”). On December 31, 1999, the Acordis business was sold, with AkzoNobel Group retaining a 21% stake in the business at that date.

•	In March 2007, AkzoNobel Group sold its pharmaceuticals business, Organon BioSciences N.V., including the “Intervet” veterinary businesses, to the American pharmaceutical firm Schering-Plough Company.

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In January 2008, AkzoNobel Group via a public bid acquired UK-based global firm Imperial Chemical Industries plc (“ICI”), significantly increasing the presence of its core businesses in the coatings and specialty chemicals markets. In April 2008, AkzoNobel Group sold ICI’s adhesives and electronic material businesses to Henkel KGaA. In October 2010, AkzoNobel Group sold its national starch business (formerly ICI’s specialty starches business) to Corn Products International.

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In April 2013, AkzoNobel Group sold its North American Decorative Paints business to PPG Industries, Inc. The sale included AkzoNobel Group’s Decorative Paints business in the United States, Canada and Puerto Rico.

•	In December 2016, AkzoNobel Group acquired Badische Anilin- und Sodafabrik’s (“BASF”) industrial coatings business. The acquisition improved AkzoNobel Group’s position in the coil coatings market.

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In July 2017, AkzoNobel Group acquired Flexcrete Technologies Ltd., a manufacturer of industry-leading technical mortars and high-performance coatings for the protection and repair of concrete substrates.

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In July 2017, AkzoNobel Group acquired Disa Technologies, Inc., a specialist in the manufacture and sale of self-adhesive vinyl, polyester and polycarbonate films used on aircraft, vehicles, agricultural machinery and other equipment.

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In November 2017, AkzoNobel Group acquired V.Powdertech Co., Ltd., a Thailand-based supplier of a range of powder coatings products for domestic appliances, furniture and general industrial applications.

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In June 2018, AkzoNobel Group acquired Fabryo Corporation S.R.L., a leading decorative paints company in Romania that supplies and distributes paints, adhesives and mortars, including “Savana,” the leading decorative paints brand among Romanian consumers.

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In September 2018, AkzoNobel Group acquired Xylazel S.A., through which AkzoNobel became a leader in the decorative paints market and the woodcare market in Spain, strengthening its position in metal care in Spain.

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In October 2018, AkzoNobel Group completed the disposal of its specialty chemicals business to the Carlyle Group and sovereign wealth fund GIC Private Ltd. Since this disposal, AkzoNobel Group’s operations are focused on paints and coatings.

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In November 2018, AkzoNobel Group acquired Colourland Paints Sdn Bhd and Colourland Paints (Marketing) Sdn Bhd, a paints and coatings manufacturer with wide distribution across Malaysia, strengthening its business in Asia.

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In December 2018, AkzoNobel Group acquired AkzoNobel Swire Paints Limited through the acquisition of the minority interest (34%) of its joint venture partner Swire Industrial Limited, strengthening its position in the Chinese decorative paints market and increasing the flexibility to further develop the business.

•	In November 2019, AkzoNobel Group acquired French aerospace coatings manufacturer Mapaero SAS, strengthening AkzoNobel Group’s position in the aerospace coatings industry.

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In April 2020, AkzoNobel Group acquired Mauvilac Industries Limited, a leading paints and coatings company in Mauritius, strengthening AkzoNobel Group’s position in the African decorative paints market.

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In September 2020, AkzoNobel Group acquired Stahl Holdings B.V.’s performance powder coatings business and its range of products for heat sensitive substrates. The transactions accelerated AkzoNobel Group’s access to innovative low curing technology for its powder coatings.

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In December 2020, AkzoNobel Group acquired New Nautical Coatings, Inc., based in the United States and owner of the premier “Sea Hawk” yacht coatings brand. This transaction increased AkzoNobel Group’s presence in the North American yacht coatings market.

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In March 2021, AkzoNobel Group acquired Industrias Titan S.A.U., an industrial paints manufacturer, based in Spain and with a relevant presence in Portugal. Industrias Titan S.A.U.’s portfolio has received recognition for its environmental performance.

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In April 2022, AkzoNobel Group acquired paints and coatings company Grupo Orbis S.A., based in Colombia and with a strong presence in South and Middle America. The acquisition strengthened AkzoNobel Group’s position in the Latin American region.

•	In December 2022, AkzoNobel Group acquired the wheel liquid coatings business of Lankwitzer Lackfabrik GmbH, strengthening AkzoNobel Group’s powder coatings product portfolio.

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In August 2023, AkzoNobel Group acquired the Chinese decorative paints business from the Sherwin-Williams Co. The transaction included the “Huarun” decorative paints brand, which has a long history and is well recognized in China. The acquisition strengthened AkzoNobel Group’s position in China and allowed for further market segmentation while reinforcing AkzoNobel Group’s position in that market.

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In December 2025, AkzoNobel Group acquired the powder coatings operations and International Research Center from its publicly listed subsidiary, AkzoNobel India. Subsequently, in December 2025, AkzoNobel Group disposed of AkzoNobel India to the JSW Group. The transaction includes AkzoNobel Group’s liquid paints and coatings business in India. The India powder coatings business and the International Research Center which it acquired from AkzoNobel India remain under full ownership of AkzoNobel Group and continue as part of its global network.

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In April 2026, AkzoNobel Group entered into an agreement to sell Akzo Nobel Pakistan Limited to IGI Investments (Pvt.) Limited. The transaction is subject to customary closing conditions and is expected to be completed in the second half of 2026.

For more information about the impact of recent acquisitions and divestitures on AkzoNobel Group’s results of operations, please see the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AkzoNobel Group—Key Factors Affecting AkzoNobel Group’s Results of Operations—Growth (or lack thereof) in the markets in which AkzoNobel Group operates.”

Corporate Information and Organizational Structure

The holding company of AkzoNobel Group, Akzo Nobel N.V., is a public limited liability company (naamloze vennootschap) incorporated under the law of the Netherlands. The corporate seat of AkzoNobel Group is in Amsterdam, the Netherlands, and its address is Christian Neefestraat 2, 1077 WW Amsterdam, the Netherlands. AkzoNobel Group’s telephone number is +31 88 969 7809 and its website is www.akzonobel.com. AkzoNobel Group is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 09007809, and its legal entity identifier is LEI 724500XYIJUGXAA5QD70. The current business address of AkzoNobel Group’s agent for service of process and authorized representative in the United States for this proxy statement/prospectus is Akzo Nobel, Inc., 535 Marriott Drive, Suite 500, Nashville, Tennessee 37214, United States. The web address of AkzoNobel Group has been included as an inactive textual reference only. AkzoNobel Group’s website and the information contained therein or connected thereto are not intended to be incorporated by reference into this proxy statement/prospectus.

Set forth below is a table containing information on the significant subsidiaries of AkzoNobel Group as of March 31, 2026.

Entity Name	Country	Ownership Interest
Akzo Nobel Coatings, Inc.	United States	100%
Akzo Nobel Coatings S.p.A.	Italy	100%
Akzo Nobel Decorative Coatings B.V.	The Netherlands	100%
Akzo Nobel Ltda.	Brazil	100%
Akzo Nobel Paints (Shanghai) Limited	China	100%
Imperial Chemical Industries Limited	United Kingdom	100%
International Paint LLC	United States	100%

Strategy

AkzoNobel Group is focused on delivering profitable growth by developing innovative, high-performance and more sustainable products that create value for customers, shareholders, employees and society in general.

Operating a global portfolio of paints and coatings businesses, AkzoNobel Group’s strategic approach is shaped by the specific requirements of different markets and customers, which results in distinct and effective strategies that are designed to outperform in the areas where AkzoNobel Group is active.

AkzoNobel Group established the following overarching strategic pillars across its portfolio of businesses and believes that these will provide the foundation for its sustainable long-term value creation moving forward:

•	Sustainability-driven innovation;

•	Growth in focus segments and markets;

•	Industrial excellence and simplifying its execution model; and

•	Active portfolio management.

In October 2024, AkzoNobel Group announced that it would conduct a strategic review of its portfolio in order to redeploy capital towards growing its core coatings businesses. The initial focus was on its decorative paints positions in South Asia and, in December 2025, AkzoNobel Group divested AkzoNobel India. In April 2026, AkzoNobel entered into an agreement to sell its decorative paints business in Pakistan, Akzo Nobel Pakistan Limited. The review will continue to explore various strategic options ranging from partnerships or joint ventures through to mergers or divestments.

Sustainability-Driven Innovation

AkzoNobel Group recognizes that sustainability is driving changes in its industry and believes this aligns with its strengths in innovation and its leadership position in sustainability. AkzoNobel Group is therefore committed to capturing the opportunities that sustainability presents as a catalyst for innovation.

By developing sustainable products that differentiate it from competitors, AkzoNobel Group can gain market share and generate higher margins in certain markets, while remaining focused on its development efforts and reducing time to market.

For example, in 2025, AkzoNobel Group launched several solutions that demonstrate its focus on driving industry change, especially in its three key end-user categories – the built environment, consumer goods and transport:

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AkzoNobel Group launched a “sunscreen” coating system in China intended to cool down buildings and make them more energy efficient. The coating system features a radiative cooling topcoat and a thermal radiation barrier mid-coat, and can lower the surface temperature of buildings by up to 10% during hot summer months compared to conventional coatings;

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AkzoNobel Group launched a new, award-winning powder coatings technology for protecting electric battery bottom plates for electric vehicles, tripling the life of the battery shielding coatings, compared with existing solutions;

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AkzoNobel Group launched a series of superdurable architectural powder coatings which help deliver a reduced carbon footprint, achieved through AkzoNobel Group’s ongoing value chain partnership with Arkema and BASF; and

•	AkzoNobel Group introduced “Autowave Optima,” a new generation one-stop application waterborne basecoat designed to support bodyshops in pursuit of better productivity and sustainability.

Growth in Focus Segments and Markets

AkzoNobel Group’s growth strategy targets continued investment in growth markets and segments where it has differentiated positions, such as powder coatings, marine and protective coatings, and aerospace coatings.

AkzoNobel Group maintains leading positions across multiple markets. This enables AkzoNobel Group to drive growth, increase scale, and achieve greater profitability. AkzoNobel Group tailors its approach to the unique characteristics of each market and focuses on existing AkzoNobel Group brands, while improving asset utilization of its integrated supply chain and enhancing operational performance.

AkzoNobel Group’s enhanced operational performance and product innovation are helping it achieve its mid-term growth ambitions and guidance, including a greater than 16% adjusted EBITDA margin and 16-19% adjusted return on average invested capital in the mid-term (subject to ongoing market uncertainties and assuming constant currencies, and excluding any effects from the transaction). In recent years, AkzoNobel Group invested in capturing the following key growth opportunities:

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AkzoNobel Group significantly increased its capacity for powder coatings through a capacity boost in North America and an expansion of its Como plant in Italy. As these facilities support the conversion of liquid to powder coatings, this is expected to help AkzoNobel Group unlock new opportunities and specification wins, such as coatings for space industry applications.

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AkzoNobel Group also completed a major investment project at the Bac Ninh production plant in Vietnam, strengthening its position in Asia and supporting its focus on more sustainable manufacturing. With total investments exceeding €18 million, five new powder coating lines were added to the multi-line site, along with a line for water-based products for the consumer electronics market.

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In 2025, AkzoNobel Group installed new equipment and increased capacity at its Suzhou site, to enable it to produce wind turbine blade and passive fire protection materials and to support the end-user market activity in its marine and protective coatings business.

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AkzoNobel Group invested €32 million in opening a new facility in Vilafranca, Spain, for the production of Bisphenol A (“BPA”)-free coatings for metal packaging. The facility opened in 2025 and is intended to serve clients in the metal packaging industry in the EMEA region.

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In 2025, AkzoNobel Group invested in curing technology infrastructure in its laboratories, to focus on developing more sustainable methods of curing coatings. Those investments were focused on E-beam lab investments in facilities in Hilden, Germany; Sassenheim, the Netherlands; Songjiang, China; and Strongsville, Ohio, United States; and in its powder coatings offerings in laser cure equipment in Como, Italy.

•	In 2025, AkzoNobel Group began a €50 million upgrade at its Waukegan, Illinois, facility in the United States, its largest aerospace coatings production site.

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AkzoNobel Group has established a new powder innovation center in Sassenheim, the Netherlands which opened on May 5, 2026. This facility intends to accelerate technology development for powder coatings, focusing on more sustainable curing and waste-reduction solutions.

Industrial Excellence and Simplifying AkzoNobel Group’s Execution Model

AkzoNobel Group believes that there is significant value to be gained through improving its operations, and therefore, AkzoNobel Group places substantial emphasis on addressing bottlenecks in business-critical supply chains, remedying underinvestment in key sites and correcting low capacity utilization. AkzoNobel Group is achieving manufacturing cost savings through the reduction of operational leakage, shipment consolidation, enablement of dual sourcing and rationalization of packaging. AkzoNobel Group is addressing these improvements through its industrial excellence program announced in 2023.

AkzoNobel Group’s industrial excellence program aims to deliver cost reduction, enhance efficiency, improve service levels and heighten overall competitiveness. The program is on track to deliver €300 million in value by the end of 2027, with €30 million delivered in 2024 and €70 million delivered in 2025, an expected €90 million in 2026 and €110 million in 2027. Two-thirds of this total value is derived from cost savings, driven primarily by optimizations in AkzoNobel Group’s manufacturing and supply chain network, enhanced productivity at AkzoNobel Group’s key sites, supply chain complexity reduction and prevention of supply chain operational leakage.

The value expected to be delivered by the program is a combination of cost savings (i.e., fewer plants and plants running more efficiency) and enabled volume growth (i.e., more volume out of the same plant). The value of the program is measured as an improvement in EBITDA compared to the base year 2023, linked to improvements and productivity measures in AkzoNobel Group’s integrated supply chain. Cost saving initiatives are expected to deliver approximately €200 million of EBITDA benefits including over €100 million of operational benefits (e.g., fixed manufacturing costs and supply chain costs), network optimizations and in-plant productivity improvements, and around €100 million of variable manufacturing costs benefits such as cross-functional supply chain costs, sourcing and procurement initiatives. Volume growth initiatives are expected to deliver approximately €100 million of additional EBITDA from revenue increases expected to be generated by debottlenecking the integrated supply chain leading to sales/margin increases, producing more volume out of the same plants, reducing out of stock items and related pricing impacts. AkzoNobel Group’s priority is to achieve supply chain consolidation and optimal productivity levels at its anchor sites.

In line with AkzoNobel Group’s focus on reducing complexity, enhancing productivity and optimizing its network, AkzoNobel Group closed 12 total sites in recent years and announced 6 further site closures for 2026. AkzoNobel Group has also made progress to improve operational efficiency and de-bottleneck critical assets, which was necessary to address supply chain constraints that impacted AkzoNobel Group’s ability to meet customer demand. As a result, on-time, in-full meeting of customer demand increased to 90% through the course of 2024. These improved levels of service were maintained in 2025.

Incremental to the industrial excellence program, which focuses on optimizing AkzoNobel Group’s manufacturing sites, AkzoNobel Group is also in the process of improving its functional organization by simplifying operations, accelerating decision-making and streamlining its management structure. In 2025, AkzoNobel Group executed on this plan by reducing 2,900 positions globally to maintain agility against an increasingly difficult market backdrop.

AkzoNobel Group aims to create a seamless experience for both customers and employees by aligning the commercial and industrial sides of its business, simplifying AkzoNobel Group’s operating model and decision-making processes, and fostering a culture of end-to-end accountability and efficient implementation.

Active Portfolio Management

AkzoNobel Group looks for ways to improve its portfolio in pursuit of synergies and scale, to redeploy capital towards growing its core Coatings businesses. Through exiting markets where there is no clear path to a leadership position, this allows AkzoNobel Group to free up capital to invest in markets where AkzoNobel Group is or can be a leader. In October 2024, AkzoNobel Group announced a strategic review of its portfolio with an initial focus on South Asia, where AkzoNobel Group has a highly profitable position in Decorative Paints, with a strong track record of growth. AkzoNobel Group’s portfolio review is continuing, with the focus remaining on paints businesses where AkzoNobel Group holds a sub-scale position (i.e., for example, in markets in which AkzoNobel Group is not one of the regional market leaders and is unlikely to become one). This is primarily evident in the Asia Pacific region, where current valuation levels present attractive monetization opportunities. This portfolio review represents a key step towards focusing its portfolio on positions of differentiating scale in key coatings markets. For example, on December 10, 2025, AkzoNobel Group divested AkzoNobel India, and in April 2026 entered into an agreement to divest Akzo Nobel Pakistan Limited.

Operational Segments

AkzoNobel Group’s operations are organized around two operational segments, Decorative Paints and Performance Coatings, which are organized on the basis of similarities in the activities within each segment. In the year ended December 31, 2025, Decorative Paints accounted for approximately 40.3% of AkzoNobel Group’s revenue and Performance Coatings accounted for approximately 59.7% of AkzoNobel Group’s revenue.

Period-on-period changes in financial performance across AkzoNobel Group’s operational segments can be explained by reference to positive or negative changes in (i) volume and/or (ii) price/mix:

•	“volume” refers to the number of units sold (e.g., liters, tons) in a given period. Changes in market demand or customer loss or gain are examples of events that may affect volume.

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“price/mix” refers to changes in financial performance that are not driven by change in volume. It reflects the combined impact of two related factors: (i) “price,” which reflects the changes in the selling price of a given product and captures increases or decreases in price, discounts and rebates (for example, when the same quantity of a product is sold but at a higher price, AkzoNobel Group refers to the resulting impact on its financial performance as a positive price effect) and (ii) “mix,” which refers to the composition or “mix” of the products sold, and reflects changes in:

•	product mix (e.g., number of premium specialty coatings sold v. number of mid-market products sold);

•	regional mix (e.g., number of products sold in regions with structurally higher price levels like the United States v. regions with structurally lower price levels);

•	channel mix (e.g., number of direct sales or online sales v. sales through distributors);

•	customer mix (e.g., number of products sold to specification-driven customers v. number of products sold to customers not requiring specification); and

•	segment mix (e.g., number of products sold in specialty markets such as aerospace v. number of products sold in general industrial markets).

Decorative Paints

Products and Services and Customers

AkzoNobel Group’s Decorative Paints segment concerns products used in the decoration, repair, maintenance and improvement of architectural structures (both on interior and exterior surfaces). AkzoNobel Group’s product offering is generally used by both do-it-yourself (“DIY”) consumers and professionals (tradespeople and contractors), and includes paints and lacquers for both interior and exterior walls, varnishes such as primers, topcoats, enamels, wood care and metal care coatings and paints for walls, as well as products for surface preparation and waterproofing. The products and services supplied by AkzoNobel Group in its Decorative Paints segment serve communities worldwide, for use in interior and exterior conditions. AkzoNobel Group’s Decorative Paints also serves the project market, supplying paints used in residential and nonresidential construction, including office, commercial, industrial and infrastructure projects. AkzoNobel Group’s mixing machines and color concepts are used heavily in the building and renovation industry.

The extensive Decorative Paints product range is marketed under international and local brand names, including Dulux, Sikkens, Astral, Alabastine, Levis, Marshall, Flexa and Pintuco. AkzoNobel Group has a single global brand identity for its retail consumer paint range, “Flourish,” which includes the brands Dulux, Flexa, Levis, Alba, Coral, Marshall, Astral, Bruguer, Dulux Valentine, Inca, Sadolin, Nordsjö and Vivechrom.

AkzoNobel Group also offers services including mixing machines, color concepts and advice, along with training courses for applicators.

Distribution Network

AkzoNobel Group operates its own sales distribution network in addition to selling through agents and distributors. AkzoNobel Group predominantly sells products in its Decorative Paints segment through distributors, as well as selling directly to paints stores and other decorative paints retailers. In some geographies, AkzoNobel Group also owns stores. AkzoNobel Group stores are predominantly located in Northern Europe, including the United Kingdom, Ireland, the Netherlands, France, Switzerland and the Nordics.

Geographic Markets

The Decorative Paints business is divided into three geographical reporting units: EMEA, Asia and Latin America.

EMEA

Revenues from Decorative Paints in EMEA were 59.0% (€2,412 million), 57.2% (€2,462 million) and 56.1% (€2,413 million) in the years ended December 31, 2025, 2024 and 2023, respectively.

In Q1 2026, organic sales were flat compared to Q1 2025, as pricing gains were fully offset by lower volumes, primarily in Western Europe, where volumes improved progressively over the course of the quarter. DIY volumes were lower while the professional channel remained flat.

In 2025, full-year organic sales were flat, while revenues were down 2% compared to 2024, in part due to volatile exchange rates. Organic sales were broadly flat in EMEA in 2025, as pricing fully offset weaker volumes. Demand trends were mixed, with volume growth in South Europe, Africa, the United Kingdom and the Benelux region in line with 2024 and partially offset by lower volumes in Central and Eastern Europe. Volumes in 2024 remained flat across Decorative Paints in EMEA, with no material market recovery observed. AkzoNobel Group anticipated a progressive rebound in demand, but the year was marked by unusually wet weather across various parts of Europe, which affected the exterior painting season – particularly in the trade market. These headwinds were partially offset by resilient demand in the DIY market.

AkzoNobel Group plans to focus its growth initiatives on the largest EMEA regions such as the United Kingdom, Ireland and the Benelux and on increasing profitability in Spain, Germany, France and the Nordics. These plans are underpinned by growing its share in key markets through demand creation for its products and services with leading brands, continuing sustainable innovation and implementing strategic pricing. AkzoNobel Group’s industrial excellence program is a process to simplify the manufacturing network in EMEA and support a more streamlined product portfolio. The program is expected to be completed by the end of 2026 and expected to help deliver €56 million in cost savings as compared to 2023 in EMEA.

Asia

In Q1 2026, revenue was down 24% compared to Q1 2025, due to the divestment of AkzoNobel India as well as currency translation impacts. Revenues from Decorative Paints in Asia were 22.5% (€920 million), 23.6% (€1,014 million) and 25.7% (€1,107 million) in the years ended December 31, 2025, 2024 and 2023, respectively.

Economic conditions in China were challenging for the Decorative Paints business in 2024, with market demand remaining depressed due to a weak real estate sector and low consumer confidence, and China continued to see a decline in the property market in 2025. However, anticipated future government spending in infrastructure and public service upgrades may open new opportunities for AkzoNobel Group to increase its performance in the region. Organic sales growth was driven by strong volume growth in China and Vietnam. Organic sales were down 3% in 2025 compared to 2024.

In China, AkzoNobel Group returned to growth and recorded a solid performance in a weak overall market in 2025 – especially in respect of AkzoNobel Group’s premium products – delivering volume increases, fully offset by a weaker price/mix. China saw a rebound in volume growth in AkzoNobel Group’s retail offerings, with emulsion products performing strongly. AkzoNobel Group saw growth in its mass channels in China in 2025, with new product launches increasing the competitiveness of AkzoNobel Group’s product portfolio. AkzoNobel Group also further optimized its distribution networks in 2025 to ensure robust retail channel coverage in key cities throughout China.

Trends in South East and South Asia were broadly positive in 2025, albeit with differences across countries in the region (in line with broader macro-economic trends). South East and South Asia saw high single-digit volume growth amid an increasingly competitive environment, which intensified pricing pressure. Demand in India and Indonesia was strong, while Vietnam stabilized after a difficult first half of the year. In Vietnam, AkzoNobel Group saw strong performance in 2025, fueled by strong demand and the successful launch of new products, including Aquatech 3in1, Ambience Airfresh and Ambience Primer. In Indonesia, AkzoNobel Group put into place plans to increase weighted distribution, with a targeted small-scale outlet strategy in key geographic areas leveraging the strength of AkzoNobel Group’s leading Dulux brand. The waterproofing business, which shows strong growth in the market, provides an opportunity for AkzoNobel Group to launch products to meet strong demand.

Latin America

In Q1 2026, revenue was down 1%, largely due to currency translation impacts. Revenues from Decorative Paints in Latin America were 18.5% (€758 million), 19.2% (€825 million) and 18.1% (€780 million) in the years ended December 31, 2025, 2024 and 2023, respectively.

Low single-digit volume growth was achieved in 2024, with momentum gradually building after volumes remained largely flat in the first half-year. Higher volumes were driven by strong growth in Brazil, although this was partially offset by impact from volatile exchange rates and challenging macroeconomic conditions in neighboring countries, including Colombia and Argentina. Organic sales increased by 6% in 2025, supported by positive price/mix, notwithstanding the inflationary conditions in Argentina. In Q1 2026, higher volumes were experienced across the region, driven by activity in Brazil. In 2025, volumes were slightly down driven by Brazil, which reflected the phasing of AkzoNobel Group’s pricing initiatives amid market ownership changes.

For the year ended December 31, 2025, Brazil was the largest contributor to revenue in the region at 52%, while Argentina and Colombia made up 13% and 22% of revenue in the region, respectively. To increase competitiveness in Brazil, AkzoNobel Group has started to expand its direct distribution network to increase response time and reduce costs of logistics. In Argentina, macroeconomic stabilization led to subdued economic activity in the construction sector, as public and private investments diminished, but AkzoNobel Group continued to hold a strong position through increased investment in store expansion and increasing distributors. In Colombia, AkzoNobel Group holds a leading market position, and the paint market is expected to grow in 2026 assuming easing inflation and stable interest rates supported by domestic demand and a recovery in consumer confidence. AkzoNobel Group had a strong performance in 2025 throughout Colombia as seen primarily in large store outlets and industrial and institutional projects.

Compared to other subregions within Latin America, Central America has the smallest revenue contribution. Central America is a competitive market with both global players and strong local brands. However, AkzoNobel Group is a market leader in Panama.

Seasonality

Revenue and results in Decorative Paints are impacted by seasonal influences. Revenue and profitability tend to be higher in the second and third quarter of the year as weather conditions determine whether paints can be applied. A substantial portion of AkzoNobel Group’s revenue in the Decorative Paints segment is generated in the Northern Hemisphere, and so revenue generation is generally higher in quarters where the Northern Hemisphere is experiencing seasonably warmer weather conditions, corresponding approximately to the second and third quarters of the fiscal year. Retail and contractor activity are also influenced by holiday periods and promotional calendars.

Performance Coatings

Overview

AkzoNobel Group is a leading manufacturer and supplier of performance coatings. AkzoNobel Group’s products are engineered to achieve functional properties such as corrosion control, fouling control, anti-scratch and passive fire protection, while delivering step changes in sustainability.

Its Performance Coatings activities are organized into four main business units: automotive and specialty; industrial; marine and protective; and powder coatings.

Key end markets include general industrials (agricultural and construction equipment, construction-related steel and metal fabrication, pipes, appliances and transportation), energy, packaging, infrastructure, automotive, aerospace and shipbuilding and maintenance.

In Q1 2026, organic sales in the Performance Coatings segment were down 3%, mainly driven by lower volumes. AkzoNobel experienced strong volume growth in Asia, which was fully offset by lower volumes in North America and Europe amid macro-economic uncertainties. Pricing was mostly flat, with automotive and specialty coatings delivering positive pricing. The currency translation effect due to a strong Euro and the divestment of AkzoNobel India decreased revenue. As a result of these and other factors, revenue was down 10% compared to Q1 2025.

Economic conditions in 2025 were challenging for AkzoNobel Group’s Performance Coatings activities. Volumes primarily reflected softer demand in North America, where growth was limited to marine and protective coatings and aerospace coatings, which accelerated in the second half of the year. The remaining businesses in the region were impacted by subdued industrial activity and cautious consumer spending. China was more resilient, led by strong performances in powder coatings and marine and protective coatings. In EMEA, trading conditions were generally weak across the portfolio, in line with broad-based economic softness. Despite AkzoNobel Group’s sustained focus on operational excellence, margins narrowed as the benefits from operational efficiencies were more than offset by an unfavorable regional price/mix principally resulting from weaker demand in North America. Volumes declined by 2%, with growth in Asia fully offset by the weakness in North America due to macro-economic uncertainties. Marine and protective coatings delivered solid growth across key regions, while powder coatings performed particularly well in Asia.

Performance Coatings brands include Sikkens, International and Interpon, among others.

Products and Services

AkzoNobel Group’s coatings offerings cover a wide array of use cases and consumer demographics. As used by AkzoNobel Group, a “coating” is a covering that is applied to the surface of an object, usually referred to as the “substrate.” Common substrates on which coatings can be applied include metal (e.g., steel and aluminum), plastic, wood, concrete, glass and paper. As distinguished from decorative coatings, which AkzoNobel Group accounts for in its Decorative Paints segment, a “performance coating” (also referred to as an “industrial coating”) is applied to improve surface properties of the substrate, such as appearance, adhesion, wettability, corrosion resistance, wear resistance and scratch resistance. Industrial coatings are coatings supplied (directly or indirectly) to producers of goods on which these coatings are applied on an integrated paint application line during the production process.

Performance coatings exist in powder or liquid form. Powder coatings are used for general industrial applications, and are applied as a dry, free-flowing powder and then cured under heat to form a protective and/or decorative finish. Liquid coatings are also used for general industrial applications, as well as for more specific end product applications, such as automotive refinishes. Liquid coatings also extend to specialty coatings which are highly specialized coatings engineered for superior, long-term performance in specific, challenging environments, offering resistance to (for example) chemical corrosion, fire, and severe temperature and weather conditions.

AkzoNobel Group’s Performance Coatings segment is subdivided into offerings in four main business units: powder coatings; marine and protective coatings; automotive and specialty coatings; and industrial coatings.

Powder Coatings

AkzoNobel Group’s powder coatings unit supplies powder coatings to the automotive, architectural, functional and industrial and consumer markets for various applications. This business unit provides powder coatings technology for a wide variety of end applications, often as an alternative to liquid coatings, including architectural metalwork, industrial equipment, automotive parts, furniture, domestic appliances and other metal products. For example, AkzoNobel Group’s powder coatings are used on window and door frames, pipes, alloy wheels and other car components, radiators, metal furniture, home appliances, shelving, barbecues, electric motors and batteries. They are marketed globally under AkzoNobel Group’s Interpon brand for decorative and industrial applications, and under the Resicoat brand for functional, high-protection uses such as pipelines, valves and electrical insulation components.

AkzoNobel Group’s leadership in lower temperature cure technology, supported by its investment in curing technology infrastructure, further positions AkzoNobel Group for future growth in this business.

Marine and Protective Coatings

AkzoNobel Group’s marine and protective coatings unit supplies coatings and services for ships and yachts as well as protective coatings and fire protection products for steel structures in a wide range of industries. This business unit provides coatings for commercial ships, naval fleets and leisure yachts, as well as for critical infrastructure in harsh environments. Marine coatings protect vessels during new construction and maintenance, offering solutions that resist corrosion, fouling and extreme weather.

The markets for marine coatings are for new-build, repair and maintenance of deep sea, coastal and navy vessels. AkzoNobel Group’s marine coatings brands include International. In the yacht market, the business provides products to the superyacht industry and recreational boats industries.

The protective coatings business produces protective coatings and fire protection products for steel structures in a wide range of industries, including power generation, upstream and downstream oil and gas facilities, chemical and petrochemical installations, high value infrastructure (including airports and sports stadia), mining and minerals and water and water treatment markets. The business also offers weather resistant (rotor) blade and tower coatings for onshore and offshore wind turbines.

AkzoNobel Group’s technology leadership positions also demonstrated strength, especially “Chartek” passive fire protection and “Intersleek,” AkzoNobel Group’s biocide-free marine foul release coating which is highly regarded for its fuel and emissions saving benefits. In addition, AkzoNobel Group launched innovative solutions throughout the year, including Chartek One, Interline 704HS and Awlcraft 3000, all designed to support customers with reducing complexity, improving productivity and supporting decarbonization.

Automotive and Specialty Coatings

AkzoNobel Group’s Automotive and Specialty Coatings (“ASCs”) business unit focuses on supplying coatings in four main areas, namely (i) vehicle refinishes, (ii) automotive Original Equipment Manufacturer

(“OEM”) coatings, (iii) aerospace coatings and (iv) consumer electronics. ASCs are surface treatments used to enhance durability, functionality and appearance.

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Vehicle refinishes: This division within AkzoNobel Group provides vehicle refinish coatings and services for collision repairers (i.e., bodyshops), as well as commercial vehicle refinishers for the after-market. It also provides coatings and services to the manufacturers of buses, trucks and other commercial vehicle builders. AkzoNobel Group’s key vehicle refinish coatings brands include Sikkens, Lesonal, Dynacoat and Wanda.

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Automotive OEM coatings: This division provides exterior and interior plastic coatings, metal coatings (for wheels), as well as design and technical services to the OEMs of passenger cars and light vehicles, buses, trucks and other specialized truck builders. Similar to vehicle refinish coatings, automotive OEM coating products include basecoats, clearcoats, primers and topcoats, supplied in water-borne and solvent-borne forms. AkzoNobel Group sells automotive OEM coatings under its own brand name. Although this division is referred to by AkzoNobel Group as automotive OEM coatings, AkzoNobel Group does not supply coatings for the metal body of passenger cars and light vehicles, which constitutes a significant part of the automotive OEM market.

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Aerospace coatings: This division supplies coating products to the civil, general-aviation and military aircraft industries, for both OEM and maintenance-repair-overhaul markets worldwide. Its portfolio spans exterior topcoats, primers, structural and composite coatings, fuel-tank coatings, cabin-interior coatings, conductive coatings and various specialty coatings (for example, abrasion-resistant, anti-slip and high-heat systems). Its branded product families include, among others, Aerodur and Eclipse.

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Consumer electronics: This division provides high-performance coating solutions for consumer-electronics applications, including IT and lifestyle markets. Its products are used on devices such as laptops, keyboards, computer mice, home appliances and wireless device panels, providing decorative finishes, strong adhesion, durability and nonconductive properties.

Industrial Coatings

The industrial coatings business unit covers the following main industrial coatings areas: (i) coil and extrusion coatings, (ii) packaging coatings, (iii) wood finishes and (iv) wood adhesives.

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Coil and extrusion coatings: These coatings are applied to metal substrates such as steel and aluminum, either before forming (coil coatings) or after extrusion and forming into finished profiles (extrusion coatings). They are used for roofing, cladding, building-material panels and other construction-industry metal components. The coatings are offered under dedicated brands, and designed for durability, corrosion protection and long-term performance in diverse outdoor and indoor environments.

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Packaging coatings: Encompasses protective coatings for metal packaging (including beverage and food cans, metal closures, and general line packaging like paint cans and collapsible tubes) ensuring compatibility with food safety, regulatory compliance and high-quality surface protection for metal packaging.

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Wood finishes: Encompasses wood-coating systems for applications in building products (windows, doors, cladding), flooring, furniture, cabinetry and other wood-based industrial or consumer goods. The wood coatings portfolio includes a broad range of finish systems tailored to protect and decorate wood substrates across different end uses.

•	Wood adhesives: Offers a wide variety of bonding solutions for structural and nonstructural, interior and exterior applications to the woodworking industry.

Under its industrial coatings business, AkzoNobel Group also operates its resin business. Resins are key ingredients for making coatings and are used as a binder to hold pigment particles together and provide adhesion to the coated surface. The resins produced by AkzoNobel Group that can be used as inputs for coatings are primarily used captively. However, AkzoNobel Group also has a limited merchant resins business with activities only in Latin America and North America.

Throughout 2025 and into 2026, AkzoNobel Group expanded its range of next-generation, bisphenol-free, PFAS-free and styrene-free technologies to meet and exceed the metal packaging industry’s demanding long-term regulatory and sustainability needs.

Customers

Customers of AkzoNobel Group Performance Coatings include businesses in the automotive and aerospace industries, including parties involved in the maintenance and production of the relevant conveyances; customers in the maritime and shipping industries; customers involved in the production of consumer goods packaging; and customers involved in the architectural and construction industries; and range from industrial and business customers to direct consumers, as well as including end customers who consume AkzoNobel Group products through either “job-coaters” (or, in the automotive sector, so-called “tier” suppliers).

Distribution Network

AkzoNobel Group’s Performance Coatings offerings are distributed across three main channels, including distribution business channels, direct business channels and specification business channels:

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Distribution business channels are a go-to-market model in which AkzoNobel Group sells its products to independent third-party distributors, who then resell and deliver these products to end customers;

•	Direct business channels are a go-to-market model in which AkzoNobel Group sells its products directly to the end customer, without an independent distributor in between; and

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Specification business channels are a demand-creation model, in which AkzoNobel Group influences product choice upstream by securing approval or specification of its products by specifiers. The actual transaction to distribute products occurs subsequently either via direct or distribution transaction channels.

The main channel of sales for AkzoNobel Group’s ASCs is direct sales to automotive tier suppliers, who produce coated car parts. AkzoNobel Group’s vehicle refinish offerings are mainly sold through distributors or directly to larger car bodyshop chains and independent bodyshops. A smaller part of this business is sold directly to automotive OEMs.

AkzoNobel Group’s aerospace offerings are sold through a variety of different channels. For new commercial aircraft, the main sales channel is direct to OEM or tier suppliers. For offerings related to aerospace maintenance, AkzoNobel Group sells directly to airlines or to applicators serving different airlines. AkzoNobel Group’s offerings for defense applications are sold directly to OEMs or to national militaries for maintenance.

AkzoNobel Group’s offerings for consumer electronics in automotives are sold through direct channels to OEMs or applicators.

Geographic Markets

AkzoNobel Group reports revenue across four geographic markets in its Performance Coatings segment: EMEA, Asia, North America and Latin America.

Revenues for Performance Coatings in EMEA comprised 40.8% (€2,474 million), 40.5% (€2,594 million) and 40.4% (€2,574 million) of this segment’s revenues for 2025, 2024 and 2023, respectively. Revenues for Performance Coatings in Asia comprised 30.9% (€1,878 million), 30.7% (€1,965 million) and 30.1%

(€1,917 million) of this segment’s revenues for 2025, 2024 and 2023, respectively. Revenues for Performance Coatings in North America comprised 20.8% (€1,264 million), 21.3% (€1,363 million) and 21.7% (€1,379 million) of this segment’s revenues for 2025, 2024 and 2023, respectively. Revenues for Performance Coatings in Latin America comprised 7.4% (€452 million), 7.6% (€488 million) and 7.8% (€498 million) of this segment’s revenues for 2025, 2024 and 2023, respectively.

Seasonality

Performance Coatings exhibits more moderate seasonality than Decorative Paints, with demand driven by industrial production cycles, planned maintenance schedules and project timing in marine and protective markets. Summer shutdowns in parts of Europe temporarily reduce industrial activity, while marine and protective and infrastructure projects continue to be influenced by weather conditions and project planning cycles. Additionally, revenues generated from offerings in marine and protective coatings correspond to the seasonality of yacht coating in the Northern Hemisphere during the Spring.

Manufacturing and Supply Chain

AkzoNobel Group uses thousands of different raw materials in its manufacturing processes, which fall into six broad categories: resins, pigments and colorants, packaging, additives, solvents and minerals (e.g., extenders, driers and antiskinning agents). AkzoNobel Group purchases raw materials from a diverse group of global suppliers.

Raw materials represent AkzoNobel Group’s single largest production cost component. Raw material prices generally fluctuate with supplier feedstock prices, as well as with supply and demand dynamics of the given raw material market. Over the past several years, the dynamics of supply and demand had a greater impact in the cost of AkzoNobel Group’s raw materials than the price of the supplier feedstocks.

Historically, to manage raw material volatility, AkzoNobel Group has used a combination of price increases to customers and, in certain circumstances, contractual raw material indexing mechanisms. For further discussion on raw material volatility, refer to “Risk Factors—Risks Relating to AkzoNobel Group’s Business and Industry—Unexpected price increases, business and supply chain interruptions or declines in the supply of raw materials could adversely affect AkzoNobel Group’s business, financial position, results of operations or cash flows.”

Competitive Landscape

AkzoNobel Group has strong positions in both the decorative paints and performance coatings sectors around the world, with a global business, including presence in EMEA, Asia, Latin America and North America.

Competition in the industry for paints and coatings is characterized by a combination of large, diversified multinational suppliers and smaller regional or niche players, with competitive dynamics varying by product segment, end use and geographic scope. At a global level, AkzoNobel Group faces competition from several well-established international players with significant scale, product portfolios and brands. Key global competitors include PPG Industries, Inc., Sherwin-Williams Co., BASF, Axalta, Nippon Paint Holdings Co., Ltd. and Kansai Paint Co., Ltd. There are also a vast array of other multinational, regional and local players active in the coatings sector, either in multiple parts or specific areas. These include (to name a few of the largest): RPM International Inc., Asian Paints Ltd and Jotun A/S. In Performance Coatings, there are numerous competitors with broad product offerings and several others with niche products. In Decorative Paints, competitors also include manufacturers and distributors of branded and private-label paint and coatings products as well as other paint and wallpaper stores, mass merchandisers, home centers, independent hardware stores, hardware chains and manufacturer-operated direct outlets.

Innovation

Research and Development

AkzoNobel Group’s focus on technology has allowed it to provide customers with next-generation offerings that enhance product performance, improve productivity and satisfy increasingly strict environmental regulations. AkzoNobel Group has been at the forefront of coatings technology innovation, underpinned by a strong patent portfolio. These innovations have played a fundamental role in AkzoNobel Group’s ability to maintain and grow its global market share as well as deliver substantial financial returns.

AkzoNobel Group believes that it is a technology leader well positioned to benefit from continued industry shifts in customer needs. AkzoNobel Group’s end markets are among the most demanding in the coatings industry with high levels of required product performance that continuously evolve, with increasing expectations for productivity on customer lines and environmentally responsible products. As of March 31, 2026, AkzoNobel Group had approximately 2,614 full-time professionals dedicated to technology development, comprising a highly experienced workforce that is focused on new product development, color development, technical customer support and manufacturing support. AkzoNobel Group operates five major technology centers throughout the world where it emphasizes technology investments aligned to meet global and regional business needs. These technology centers are complemented by approximately 65 regional laboratories that provide connection to AkzoNobel Group’s worldwide customer base.

Transforming Industries with Sustainability-Driven Innovation

AkzoNobel Group is focused on decarbonizing its value chain, supporting a circular economy and providing its customers with more sustainable solutions. In 2025 and into 2026, AkzoNobel Group made significant progress in advancing these priorities, developing innovative solutions that support its three major end-user categories: the built environment, consumer goods and transport.

Built Environment

The built environment end-user group accounted for around 34% of global energy-related carbon emissions in 2025, according to the United Nations Environment Programme, and AkzoNobel Group believes that green buildings will play a vital role in driving a more sustainable future. To support this vision, AkzoNobel Group continues to develop innovative technologies and solutions that help reduce the environmental footprint of the built environment. For example:

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AkzoNobel Group launched a “sunscreen” coating system in China intended to cool down buildings and make them more energy efficient. The coating system features a radiative cooling topcoat and a thermal radiation barrier mid-coat, and can lower the surface temperature of buildings by up to 10% during hot summer months compared to conventional coatings; and

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AkzoNobel Group has become the exclusive paint supplier to the Calosol heat-absorbing facade technology, a panel system which transforms the facades of homes and buildings into a source of energy. AkzoNobel Group developed this technology system together with Dutch partners Emergo and Nederlandse Organisatie voor Toegepast Natuurwetenschappelijk Onderzoek.

Consumer Goods

AkzoNobel Group is committed to a future without the use of bisphenols to protect metal packaging. In response to changing legislation and the European food packaging industry’s shift towards more sustainable alternatives, AkzoNobel Group developed new products that meet these needs:

•	AkzoNobel Group’s packaging coatings business invested in the development and production of “Accelshield” coatings with no intentionally added BPA. The coating has been developed for the inside of beverage cans and lids to meet regulatory requirements regarding the elimination of BPA in the metal packaging industry, and also lower the coating process carbon footprint by approximately 20% per square meter of coating as compared to legacy epoxy resin-based products. These technologies are currently going through market testing in Europe and North America; and

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AkzoNobel Group launched a next-generation clearcoat for consumer electronic applications that utilizes advanced multi-curing ultraviolet technology to deliver a super matte surface with exceptional stain and wear resistance.

Transport

The transport sector is undergoing a rapid transformation, driving the need for innovative coatings that can enhance performance and contribute to energy savings. For example, in 2025:

•	AkzoNobel Group developed new products in the transport market to keep pace with this rapid transformation;

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AkzoNobel Group received the 2025 Altair Enlighten Award, one of the automotive industry’s most coveted innovation prizes. This award was presented to AkzoNobel Group’s powder coatings business and to Chinese electric car maker Wèilái (“NIO”) for co-developing a new product which will help NIO achieve its 15-year electric vehicle battery longevity ambition; and

•	AkzoNobel Group introduced “Autowave Optima” in 2025, a new generation one-stop application waterborne basecoat designed to support bodyshops in pursuit of better productivity and sustainability.

AkzoNobel Group is also continuing to implement digitization and automation across its business to improve efficiency, customer experience and sustainability. This includes the ongoing success of AkzoNobel Group’s virtual aircraft spray booth: introduced by the aerospace coatings business, the portable virtual reality system is used for training painters to coat airplanes.

Driving Progress through Strategic Partnerships

AkzoNobel Group seeks to share its knowledge and work with others to overcome many of the challenges its customers and the wider world are facing. For example, AkzoNobel Group has started a unique collaboration with two industry-leading raw material suppliers to explore how existing formulation practices can be enhanced to reduce the carbon footprint of decorative wall paint. AkzoNobel Group has also taken on a leading role in the Dutch SusInkCoat project, which is exploring how to make inks and coatings more sustainable.

Investing in Innovation Infrastructure

AkzoNobel Group’s ongoing commitment to innovate with impact and bring more sustainable products to the market has been further strengthened by investments in its own infrastructure. At its largest global research and development center in Sassenheim, the Netherlands, AkzoNobel Group started building a new technology center for powder coatings and opened a new polymer lab to develop innovative resin technologies. In the United Kingdom, AkzoNobel Group inaugurated the world’s first purpose-built wind turbine blade testing facility, which is capable of running simulations at half the speed of sound.

AkzoNobel Group dedicates substantial resources to innovation, particularly with respect to sustainability, which it hopes will drive progress in decarbonization within and beyond the paints and coatings industry.

Sustainability Initiatives

AkzoNobel Group seeks to ensure that the innovative paints and coatings it supplies support the transition to a more sustainable world. By using the power of paints and coatings—for example, to harness energy, lower curing temperature, reflect heat, protect surfaces for longer, purify indoor air and reduce drag in ships—AkzoNobel Group can help its customers cut their energy consumption, increase efficiency, lower waste and improve safety, while also being more cost-effective.

AkzoNobel Group’s sustainability ambitions are built around three strategic pillars:

•	producing durable solutions in a more sustainable manner;

•	helping partners become more sustainable; and

•	empowering communities and employees.

Collaborative innovation is central to this vision and AkzoNobel Group strives to push boundaries and make a positive contribution to the ever-changing world by teaming up with start-ups, academia, suppliers and customers. AkzoNobel Group believes in innovation with and for customers and aims to play a progressive and collaborative role in inspiring industries to advance towards a more sustainable future.

AkzoNobel Group puts particular emphasis and investment into its more sustainable solutions and continues to expand its portfolio of innovative products and technologies. This emphasis is guided by five key drivers:

•	lower energy and carbon;

•	less waste;

•	reduce, reuse and renew;

•	health and well-being; and

•	longer lasting.

Consequently, the development of AkzoNobel Group’s products and solutions is increasingly focused on the use of renewable and recycled materials, improving material and production efficiency, making surfaces more durable and enhancing systems and processes. AkzoNobel Group’s sustainability initiative is about developing real solutions for real-life problems and finding inventive ways to collectively make a positive contribution to the ever-changing world.

AkzoNobel Group has set certain key sustainability ambitions that it aspires to realize by 2030, including reducing carbon emissions in its own operations and across the value chain by 50% compared to its 2018 baseline (in alignment with the Paris Agreement and the Science Based Targets initiative).

In support of these ambitions, in 2025, AkzoNobel Group announced various sustainability-linked developments, for example:

•	February – AkzoNobel Group launched a new wood coating with 20% bio-based content;

•	March – AkzoNobel Group accelerated its transition to clean energy in China;

•	April – AkzoNobel Group partnered with IPG Photonics Corporation over laser curing for powder coatings;

•	May – AkzoNobel Group signed a power purchase agreement with Alight AB to build a solar park in Sweden;

•	September – AkzoNobel Group, Arkema S.A. and BASF teamed up to lower the carbon footprint of architectural powder coatings; and

•	October – AkzoNobel Group became the exclusive supplier for the Calosol heat-absorbing facade technology.

AkzoNobel Group monitors its progress towards its ambitions, and is focused on maintaining high standards with leading sustainability rating agencies, such as MSCI, Sustainalytics, EcoVadis, FTSE4Good and CDP. AkzoNobel Group annually reviews the benchmarks it actively participates in, taking into account the interests of its stakeholders, including investors, suppliers and customers.

Because collaborative innovation is fundamental to AkzoNobel Group’s business, AkzoNobel Group collaborates with start-ups, academia suppliers and customers to support a number of sustainability-related initiatives and actions, including:

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The Advanced Research Center Chemical Building Blocks Consortium, which envisions a greener, more sustainable chemical industry: AkzoNobel Group collaborates with industry, academia and government stakeholders to advance this mission.

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The EU-funded VIPCOAT program, which is an open innovation platform aiming to help engineers develop coatings: AkzoNobel Group is among 12 partners from 7 countries who have joined forces to make developing and producing corrosion protection technologies faster, increasingly sustainable and more economical.

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Extended strong relationship with Signify: AkzoNobel Group extended its strong relationship with Signify N.V., a world leader in lighting, by providing Interpon F powder coatings to help extend the lifetime of Philips LED consumer outdoor luminaires.

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Partnership to reduce carbon footprint: AkzoNobel Group, Arkema S.A. and BASF have partnered to reduce the carbon footprint of part of AkzoNobel Group’s super durable Interpon D range of architectural powder coatings by as much as 40%.

Patents, Licenses and Trademarks

AkzoNobel Group has a global portfolio of approximately 2,300 patents and patent applications and approximately 19,000 active trademarks. AkzoNobel Group actively applies for and obtains patents and trademarks across multiple jurisdictions across the world to protect its new products and process innovations.

AkzoNobel Group’s primary purpose in obtaining patents is to protect the results of its research for use in operations and licensing. AkzoNobel Group builds and maintains its patent portfolio in line with business strategic plans to maximize business value. AkzoNobel Group is party to a substantial number of patent licenses and other technology licensing agreements.

AkzoNobel Group maintains a comprehensive global trademark portfolio covering products across all its businesses. AkzoNobel Group actively enforces its intellectual property rights, with hundreds of administrative enforcement actions ongoing at any given time to protect and strengthen its brands and innovations.

AkzoNobel Group owns or otherwise has rights to the trademarks used in conjunction with the marketing and sale of its products and services. These trademarks include AkzoNobel Group, Alabastine, Alba, Andercol, Astral, Awlgrip Bruguer, Cetabever, Cetol, Chemcraft, Coral, Cuprinol, Dulux, Dynacoat, Flexa, Hammerite, Herbol, International, Interpon, Lesonal, Levis, Mactra, Marshall, Mauvilac, Maxilite, Molto, Nordsjö, Pintuco, Pinotex, Polyfilla, Resicoat, Sadolin, Salcomix, SEA HAWK, Sikkens and Wanda, which are protected under applicable intellectual property laws and are the property of AkzoNobel Group.

Although AkzoNobel Group believes that its patents, licenses and trademarks in the aggregate constitute a valuable asset, it does not regard its business as being materially dependent on any single or group of related patents, licenses or trademarks.

Capital Expenditures

AkzoNobel Group owns and invests in property, plant and equipment principally related to ongoing business operations. AkzoNobel Group’s current capital expenditures primarily relate to the acquisition and upgrading of equipment and infrastructure related to manufacturing operations, commercial activities (including store operations), research and development and IT investments. In recent years, AkzoNobel Group has engaged in a small number of land purchase transactions.

Investments in property, plant and equipment represented €296 million, €282 million and €265 million for the years ended December 31, 2025, 2024 and 2023, respectively. Research and development expenses amounted to €274 million, €296 million and €270 million in 2025, 2024 and 2023, respectively. See the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of AkzoNobel Group—Non-IFRS Financial Measures—Capital expenditures” for further discussion, and the section entitled “Business of AkzoNobel Group—Property, Plant and Equipment” for a list of AkzoNobel Group’s property, plant and equipment.

Human Capital Management

As at March 31, 2026, AkzoNobel Group employed approximately 31,100 people across its operations in 150 countries. AkzoNobel Group continues to work towards becoming a more inclusive workplace, and implemented a renewed strategy towards the end of 2023.

AkzoNobel Group’s workforce includes, among others, manufacturing and supply chain professionals, research and development and technical specialists, commercial teams and corporate support functions. Attracting, developing and retaining highly skilled talent requires focus on employee engagement, development and well-being. For each country, AkzoNobel Group complies with local regulations.

AkzoNobel Group is continuing to strengthen a performance-driven culture supported by company-wide communications and learning interventions. AkzoNobel Group also uses employee listening mechanisms (including employee surveys) to gather feedback and inform actions related to leadership, communication, development and the employee experience.

Safety is paramount and the well-being of AkzoNobel Group’s employees and contractors is a core responsibility. AkzoNobel Group maintains global standards and programs designed to continuously improve safe operating practices, investigate incidents and implement corrective actions.

AkzoNobel Group’s Code of Conduct emphasizes the treatment of people with dignity and respect, rejecting harassment or discrimination, whether through culture, nationality, race, religion, gender, disability, association, sexual orientation or age. AkzoNobel Group strives to foster a culture of dignity and respect, free of harassment and discrimination.

AkzoNobel Group has created internal reporting procedures for workplace comfort and safety: the SpeakUp! grievance mechanism offers employees a means to raise allegations regarding compliance with AkzoNobel Group’s Code of Conduct and violations of applicable laws and regulations. A dedicated team follows an investigation protocol which adheres to strict principles of confidentiality, respect for anonymity, non-retaliation, objectivity and the right to be heard.

For other concerns outside of AkzoNobel Group’s Code of Conduct, AkzoNobel Group offers other formal and informal channels for employees to raise their concerns. Formal channels include the option to raise a formal complaint to works councils, trade unions, occupational health services or committees, trusted persons and harassment committees. Informal channels include raising concerns to the relevant line manager, HR or site manager, suggestion boxes at locations, or during town halls held at locations. Availability of these aforementioned channels may differ, depending on the region or country the employee works in.

Property, Plant and Equipment

As at December 31, 2025, AkzoNobel Group’s facilities footprint comprised 218 manufacturing and/or warehouse locations, 177 offices/research and development labs, 431 stores and 17 dedicated customer training centers. This footprint includes facilities from joint venture activities. All locations are owned or leased by AkzoNobel Group or made available via a joint venture.

As at December 31, 2025, the net book value of owned land and buildings is €839 million. The net book value of other assets is €904 million, with an additional €296 million of assets under construction across the network.

The following table provides an overview of AkzoNobel Group’s labs, offices, plants, stores, training centers and warehouses, as of December 31, 2025.

	Lab (R&D)(1)	Office(1)	Plant(1)	Store(1)	Training center(1)	Warehouse(1)	Total(1)
Lease	8	158	21	419	15	85	706
Owned	4	6	106	11	2	6	135

Total	13	164	127	431	17	91	843

(1)	Representing numbers of locations.

In 2026, AkzoNobel Group expects to continue to invest in its facilities across the business, including integrated supply chain investments, with a focus on strategic sites.

Regulatory Compliance

AkzoNobel Group is committed to leading with integrity. This is one of AkzoNobel Group’s three core values for doing business. AkzoNobel Group also strives to align with relevant laws and regulations in those markets it operates in by assessing compliance risks and taking preventive measures accordingly by continuously advancing and expanding its integrity and compliance program and empowering and enabling its employees to make fair and honest business decisions. The integrity and compliance program covers anti-bribery and anti-corruption (for own employees and third parties), antitrust, data privacy, export controls and sanctions and the SpeakUp! program.

AkzoNobel Group’s operations are subject to a wide range of applicable environmental, health and safety laws and regulations throughout its global operations. These include regulations governing emissions to air, water and land, the manufacture, use and handling of chemicals, waste management and disposal, occupational health and safety, and product stewardship. Compliance with such regulations requires significant capital expenditure, operational controls, permitting, reporting and monitoring, and may expose AkzoNobel Group to liabilities, fines, remediation obligations or operational restrictions. To manage these obligations, AkzoNobel Group has established a comprehensive integrity and compliance framework.

Further, AkzoNobel Group’s business is subject to various laws and regulations regulating the emission or discharge of materials into the environment, the use, storage, treatment, disposal, transportation and management of solid and hazardous substances and wastes, the impact of chemicals on human health and safety and the environment, and the protection of the health and safety of persons in the workplace. These laws also impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of sites AkzoNobel Group currently owns or operates. These laws and regulations can result in costs associated with transporting and managing hazardous materials and waste disposal and plant site clean-up, fines, penalties, orders requiring corrective action or suspending or otherwise impacting AkzoNobel Group’s operations or other sanctions if it is found to be in violation of law, as well as modifications, disruptions or discontinuation of certain operations or types of operations including product limitations, recalls and reformulations. Changes in such laws and regulations, including among others, air, water, chemical and product regulations, could impact the sales of some of AkzoNobel Group’s products or the cost of acquiring certain raw materials used in its manufacturing. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to AkzoNobel Group’s business and potentially cause economic or consequential losses should it be unable to meet the demands of its customers for products or services. Environmental and regulatory matters most significant to AkzoNobel Group’s operations are discussed below.

Decarbonization and Energy

EU Energy Efficiency Directive

In many of AkzoNobel Group’s European sites, AkzoNobel Group is subject to the revised Energy Efficiency Directive (EU/2023/1791), and it has obligations to report and deliver on energy efficiency projects every four years, or otherwise have a ISO50001 energy certification. At the national level, AkzoNobel Group is also subject to more specific regulations: for example, in the Netherlands, AkzoNobel Group is obliged to implement all energy savings projects with payback under five years under the Energy Saving Obligation.

EU / UK Emissions Trading System (“ETS”)

AkzoNobel Group is excluded from ETS1 system, a European Union emissions trading system established in 2005, because the installed capacity of its installations is not sufficiently large. However, AkzoNobel Group is preparing for ETS2, a forthcoming initiative to link the European Union’s and United Kingdom’s respective emissions trading systems through a joint carbon marketization regime, whereunder it will likely see a cost increase on energy on fossil fuels from its suppliers in 2028.

The related Directive (EU) 2023/959 establishes a system for greenhouse gas emission allowance trading within the EU. This directive creates a new emissions trading system, ETS2, to cover carbon dioxide emissions from fuel combustion in buildings, road transport and small industries not covered by ETS1.

CSRD reporting

AkzoNobel Group’s reporting since 2024 is in line with CSRD, under which it provides comprehensive disclosures in accordance with the European Sustainability Reporting Standards (“ESRS”). The CSRD serves as the foundation for AkzoNobel Group’s sustainability and climate-related reporting.

Local sustainability reporting

In addition to the CSRD, national legislation may require tailored disclosures in certain jurisdictions. For example, the United Kingdom has introduced climate-related financial disclosure regulations based on the Task Force on Climate-related Financial Disclosures (“TCFD”) recommendations, mandating large companies like AkzoNobel Group to report climate risks, governance, strategy and performance metrics in a manner consistent with CSRD principles. Similarly, in Turkey, AkzoNobel Group reports in line with the Turkish Sustainability Reporting Standards, which are closely aligned with CSRD and international frameworks such as TCFD and International Sustainability Standards Board (“ISSB”).

As ISSB standards are rolled out globally, more countries are adopting or adapting their sustainability reporting frameworks to align with ISSB requirements. For AkzoNobel Group, this means that additional national legislations derived from CSRD, or influenced by ISSB, are being implemented in other regions where it operates. AkzoNobel Group believes this ongoing convergence towards global standards allows AkzoNobel Group to leverage its CSRD reporting as the central reference point, streamlining compliance with both European and local regulations and ensuring that its sustainability disclosures meet the expectations of stakeholders and regulators worldwide.

ISO Certification

AkzoNobel Group is globally multi-site certified for ISO14001 (Environment), and several of AkzoNobel Group’s sites are additionally certified for ISO50001 (Energy).

Voluntary standards and frameworks

AkzoNobel Group’s commitment to setting science-based sustainability targets is based on the Science Based Targets initiative. Furthermore, AkzoNobel Group uses a CDP to submit and validate AkzoNobel Group’s efficiency and decarbonization plans. AkzoNobel Group has been recognized as a leader on CDP’s A list for 2025.

Pollution Control Regulations

AkzoNobel Group’s manufacturing sites operate under environmental permits that impose quantitative limits on emissions to air, water and land. These include limits on volatile organic compounds (“VOC”), greenhouse gases, substances of very high concern and other hazardous pollutants. Environmental laws may impose liability for contamination and remediation, including at current and former sites and at third-party disposal locations. Failure to comply may result in fines, penalties, mandatory corrective actions or suspension of operations.

Commission Delegated Regulation (EU) 2023/2772, Annex I, European Sustainability Reporting standards, ESRS E2 pollution requirements, aims to ensure transparent management emissions, pollutants and substance of concerns (including substances of very high concern and substances of concern). AkzoNobel operates emission control measures including scrubber systems, filters, VOC abatement systems and catalytic control technologies implemented in accordance with regulatory and permit requirements and proactive monitoring, regulatory reporting and continuous improvement.

AkzoNobel Group facilities may also be subject to quantitative limits on allowable emissions (e.g., total volume released) defined in environmental permits, for example in Europe the Industrial Emissions Directive (IED- Directive 2024/1785/EU), European Pollutant Release and Transfer Register E-PRTR- Regulation (EC) No 166/2006, Environmental Quality Standard Directive 2013/39/EU. These limits are influenced by local, regional or global policies targeting air quality improvement.

The EU Groundwater Directive (2006/118/EC) requires the prevention and limitation of groundwater pollution through chemical-status and trend monitoring, with compliance evidenced by monitoring data, threshold assessments, and documented corrective actions. The EU Soil Monitoring & Resilience Law (2025) a framework for identifying and monitoring contaminated sites, with compliance demonstrated through soil surveys, contamination inventories, and remediation plans.

Legal and Other Requirements

Multi-tiered regulatory obligations include national/international environmental laws, regional/state and local regulations, permits, public authority agreements and customer contracts, voluntary certifications, labelling and internal procedures. Compliance management system sites must operate a system to identify, implement, monitor and act on changes in regulations and requirements. This includes defined responsibilities, resourcing, communication plans and timelines, ensuring systematic resolution of compliance tasks.

AkzoNobel Group’s paints and coatings products are chemical products which are regulated across their full lifecycle (development, manufacturing, marketing, sales, transport, use and disposal) must meet extensive notice, documentation, testing, labelling, emissions and waste requirements. These requirements are similar in nature but not identical when considering, for example the United States, the EU and Canada. The below provides examples of such requirements:

•	Chemical inventory, registration, and substance restrictions:

•	United States (TSCA): Ingredient screening and import certifications.

•

EU (Registration, Evaluation, Authorisation and Restriction of Chemicals): Substances of very high concern and authorization and restrictions that can force substitution; duties for substances in articles and substance volume tracking to ensure tonnage bands are met.

•	Canada (Canadian Environmental Protection Act (“CEPA”)): New substance notifications and broader substance management and limits.

•	Emissions and VOC control:

•

United States: Clean Air Act and state VOC limits, local air districts (e.g., the South Coast Air Quality Management District) set VOC and hazardous air pollutants limits, permitting, and recordkeeping.

•	EU: IED/IED 2.0 tightens industrial emissions control and links reporting more closely to permitting and Decopaint Directive caps VOC content for certain decorative/vehicle refinish products.

•	Canada: CEPA provincial air rules impose VOC/air pollutant controls.

•	Hazard communication and worker protection:

•

United States (The Occupational Safety and Health Administration’s Hazard Communication Standard): Hazard evaluation, Globally Harmonized System of Classification and Labeling of Chemicals (“GHS”)-aligned labels and safety data sheets (“SDSs”) for all products.

•

EU (EU CLP Regulation and EU agency for Occupational Safety and Health): GHS-aligned labels and SDS for all products, occupational exposure limits setting and limitations to specific substances through the Carcinogens and Mutagens Directive.

•	Canada (Workplace Hazardous Materials Information System): Analogous classification, label and SDS requirements.

•	Transport of hazardous materials:

•	United States (U.S. Department of Transportation): Hazardous classification, packaging, labelling and placarding, shipping papers, training and incident response.

•	EU (Agreement concerning the International Carriage of Dangerous Goods by Road): Road transport aligned with the United Nations’ recommendations on the Transport of Dangerous Goods—Model Regulations.

•	Canada (Transportation of Dangerous Goods Regulation): A parallel dangerous goods transport regime.

•	International Transport (International Air Transport Association and International Maritime Dangerous Goods): Analogous transport regimes for air and sea shipments, respectively.

•	Waste and end-of-life obligations:

•	United States (Resource Conservation and Recovery Act): Hazardous waste identification and compliant treatment, storage and disposal with significant enforcement and cleanup liability.

•

EU: National waste rules through the Waste Framework Directive (Directive 2008/98/EC), classification through the European Waste Catalogue and shipment through the Waste Shipment Regulation (Regulation (EU) 2024/1157).

•	Canada: Provincial waste rules and CEPA and product stewardship expectations.

Health, Safety, Environment and Security

In addition to regulatory compliance, AkzoNobel Group maintains a global Health, Safety, Environment and Security (“HSE&S”) management system aligned with internationally recognized standards, including ISO 14001 (Environment) and ISO 45001 (Occupational Health and Safety). This system is designed to support consistent compliance across operations, facilitate risk identification and mitigation, and drive continuous improvement in HSE&S performance.

AkzoNobel Group conducts periodic audits and assessments of its sites and operations based on the hazard rating to monitor compliance with applicable requirements and internal standards. AkzoNobel Group’s HSE&S vision is guided by its core principles of safety, integrity and sustainability.

AkzoNobel Group recognizes that it is responsible to:

•	Protect the health and safety of its employees, contractors, customers and neighboring communities;

•	Ensure the security of its people and assets; and

•	Protect and preserve the environment.

In addition to complying with applicable laws and regulatory requirements, AkzoNobel Group seeks to ensure that all activities across the value chain are conducted in accordance with AkzoNobel Group’s HSE&S policies and procedures. AkzoNobel Group is certified against ISO45001 (Occupational Health and Safety) and ISO14001 (Environment). AkzoNobel Group works closely with its customers, suppliers, distributors and other service providers to achieve its objectives through continuous improvement processes aligned with the HSE&S management system. In pursuit of these aims, AkzoNobel Group:

•	Sets targets and measures progress to ensure continuous improvement in HSE&S performance;

•	Assesses the performance of locations via periodical corporate audits;

•	Provides safe and healthy workplaces for employees, contractors and other service providers;

•	Ensures consultation and participation of workers and, where they exist, workers representatives;

•	Provides information, instruction and training to enable employees to meet their responsibility to contribute to compliance with AkzoNobel Group’s HSE&S Statement;

•	Provides appropriate HSE&S information for all contractors, customers and other service providers who work for AkzoNobel Group, handle AkzoNobel Group products or operate AkzoNobel Group technologies;

•

Protects the environment by developing products and processes that help preserve resources and the environment; maintaining company policies to manage and phase out harmful substances, ensuring compliance with proactive product life-cycle stewardship; ensuring the appropriate and effective management of legacy sites, taking remedial action when required and having procedures to control risks for people and the environment; and preventing future contamination through evaluation of the environmental impacts of mergers and acquisitions through a rigid risk assessment and approval process;

•

AkzoNobel Group has set “Life Saving Rules,” which are eight basic safety rules that are mandatory at all AkzoNobel Group locations and for all AkzoNobel Group colleagues and contractors. The rules focus on activities that have the highest potential threat of severe injury when these rules are not observed. These Life Saving Rules emphasize compliance with existing procedures, including “Life Critical Procedures” which define the minimum requirements for how to mitigate and build systems to facilitate the adherence of Life Saving Rules; and

•

AkzoNobel Group assesses the impacts, risks and opportunities on sustainability matters and how these interact with their strategy and business model. This assessment is based on internal and external stakeholder engagement for both impact and financial materiality.

AkzoNobel Group’s Circularity and Waste Reduction Ambitions

AkzoNobel Group’s waste management system aligns with EU waste regulation which is anchored in the Waste Framework Directive, which establishes a waste hierarchy, defines waste by products and end of waste status, and mandates extended producer responsibility, thereby forming the baseline for waste prevention, reuse, recycling and recovery across the global. Waste disposal is further governed by the Landfill Directive (Directive 1999/31/EC, as amended by Directive (EU) 2018/850), which introduces strict permitting, waste acceptance, monitoring, closure and aftercare obligations and restricts the landfilling of recyclable waste. The movement of waste within the EU and other countries and across borders is regulated by the Waste Shipment Regulation, local countries and regional regulation, which sets legally binding controls on shipments, restricts exports for disposal, strengthens traceability and aims to ensure environmentally sound management in line with international obligations.

AkzoNobel Group is committed to minimizing waste to landfills and increasing circularity in the materials it uses. This includes, for example, raw material packaging purchased from suppliers for use in AkzoNobel Group’s Decorative Paints and Performance Coatings segments.

Operations

AkzoNobel Group is focused on reducing waste and increasing the circular use of materials. AkzoNobel Group’s material optimization process aims to divert slow-moving and obsolete materials from scrapping to internal reuse or third-party recyclers and outlets. Waste reduction is driven through multidisciplinary collaboration between AkzoNobel Group’s commercial teams, supply chain, manufacturing, HSE&S, innovation teams and external partners.

Upstream

One of AkzoNobel Group’s key circularity goals is to increase recycled content in the plastic packaging used by its Decorative Paints Europe business. By working closely with packaging suppliers, AkzoNobel Group has successfully incorporated recycled content into its key packs without increasing packaging weight or compromising performance. Additionally, AkzoNobel Group is transitioning from purchasing raw materials in 200-liter drums to using intermediate bulk containers and tank farms, which helps prevent waste generation.

Downstream

Moving towards a circular economy means reducing waste and increasing circularity throughout AkzoNobel Group’s value chain. AkzoNobel Group’s approach is based on prevention, reuse, recycling and energy recovery. Furthermore, AkzoNobel Group products are designed to protect and extend the life of surfaces and materials.

Data Privacy, Cybersecurity and AI

AkzoNobel Group has implemented various initiatives to raise awareness on data privacy. AkzoNobel Group has launched two targeted e-learnings to help employees adhere to data privacy requirements they face in their respective jobs. One is focused on handling personal customer data and the other on managing personal employee data. AkzoNobel Group has also launched initiatives to enhance awareness around the notification process for personal data breaches to further strengthen internal data protection culture.

AkzoNobel Group is implementing a company-wide, risk-based cybersecurity program that covers people, information, IT and operational technology (“OT”) manufacturing assets to manage cyber and information risks, aligned with international standards such as ISO 27000, NIST and IEC 62443.

AkzoNobel Group follows a risk-based, enterprise-wide security framework that involves the entire organization. The board of AkzoNobel Group approves an Information Security Policy Statement that sets the high-level strategy and objectives, which is implemented via a structured Information and Cybersecurity Policy Framework (“ISMS”). The ISMS is operationalized through a suite of security standards that are reviewed regularly. These standards define the minimum security controls, and include Information Classification, Asset Management, IT Acceptable Use, Logical and Physical Access Control, Mobile Device Security, Acceptable Encryption, IT & Security Operations, Change Management, Disaster Recovery, Network Security, Service Provider Security, OT Cybersecurity and AI Security. Security standards are tailored and implemented by first-line functions in their own domains: risk ownership is explicitly distributed to business and asset owners, and each function owns its risks and is responsible for implementing appropriate controls on information and IT/OT assets.

AkzoNobel Group applies a “Secure-by-Design” methodology to IT and OT systems, integrating security requirements throughout the full system lifecycle through planning, design, development and operations. This includes:

•	System and information classification, access control, encryption, hardening, logging and secure software development lifecycle practices;

•

Strict requirements for internet-exposed assets, including minimal exposure, managed connections only, no admin interfaces on the internet, mandatory multifactor authentication, vulnerability scanning, anti-malware/endpoint detection and response and web application defense for web apps; and

•	OT-specific security standards and industrial control system guidance to protect manufacturing environments.

All AkzoNobel Group locations are required to perform security vulnerability assessments using a global methodology and tools, covering people, physical sites, IT/OT assets and logistics. Sites must identify and evaluate security risks to people, physical/intellectual property, and reputation, periodically review vulnerabilities (at least every three years, or after significant changes) and implement improvement actions.

AkzoNobel Group recognizes that people are the most effective defense against cyber risk. Accordingly, AkzoNobel Group invests in culture, communication and awareness programs to build secure behavior across all employees and contractors. AkzoNobel Group also maintains a central “cybersecurity in AkzoNobel” portal as a one-stop shop for strategy, standards, tips and training, continuously updated to reflect evolving needs.

AkzoNobel Group principally uses AI to increase productivity, support innovation and mitigate risk, which reflects industry insights that AI can help transform research and development, supply chains and customer engagement. AkzoNobel Group has an extensive digital foundation in place, and combined with its data platform, advanced process intelligence and AI tools, AkzoNobel Group is enabling fast scale-up once new concepts have been proven and validated.

AkzoNobel Group recognizes that the use of AI introduces specific risks, including data quality, privacy, security, legal and model-related risks. For all AI development and deployment, AkzoNobel Group applies a structured risk assessment and its “Secure-by-Design” methodology. This includes implementing data privacy controls, appropriation authorizations and access management segregation of duties, and end-to-end audit trails to support traceability and accountability. AkzoNobel Group validates data sources and outputs, and uses controlled pilots with defined success criteria and documented testing before any solution is scaled. For AI agents and other automated workflows, AkzoNobel Group typically begins with a “human in the loop” review to validate decisions and outcomes; where risk levels warrant it, this human validation remains in place on an ongoing basis rather than moving to full automation.

Legal and Administrative Proceedings

AkzoNobel Group and certain of its (former) group companies are involved in legal proceedings brought by third parties as well as proceedings by, or discussions with, governments, tax agencies, environmental agencies and other authorities that arise from time to time in the ordinary course of its business.

While it is not feasible to predict or determine the outcome of all pending and threatening legal proceedings and proceedings by, or discussions with, governments, tax agencies, environmental agencies and other authorities, AkzoNobel Group is of the opinion that, save for the Project Ichthys claims described below, no current or recently concluded third-party proceedings had, or are expected to have, a material impact on AkzoNobel Group’s consolidated financial position or profitability.

Project Ichthys Claims

AkzoNobel Group is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel Group product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015. The claims allege that AkzoNobel Group is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework), and associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, but instead relate to (modeled) future inspection and remediation costs. AkzoNobel Group denies liability and contests the quantum of alleged damages.

In 2024, the case proceeded to trial in the Federal Court of Australia. As part of the proceedings, the Federal Court of Australia appointed a Referee for the consideration of the potential quantum should any liability be established. Following issuance of the Referee’s quantum report, INPEX has sought damages in the amount of AUD 4.8 billion (approximately €2.7 billion based on December 2025 exchange rates). There are several other scenarios in the Referee’s quantum report for calculating potential damages with significantly lower amounts. Following the completion of the main hearing phase in May 2025, the Federal Court of Australia continues to address various procedural and substantive matters as part of the ongoing proceedings.

AkzoNobel Group maintains that it is not liable for any alleged damages and thus argues its liability towards both INPEX and JKC should be zero. The Federal Court of Australia has yet to decide on liability and, if AkzoNobel Group is found liable, on the appropriate amount of damages that AkzoNobel Group is liable for (including whether any liability should be shared with other parties involved).

In the third quarter of 2025, AkzoNobel Group recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. AkzoNobel Group is insured with a maximum coverage of €500 million for cash outflows, whether presented as a provision or as a contingent liability.

The timing of the Federal Court of Australia’s judgment remains uncertain, although it is not anticipated before 2027. Either party can appeal the first instance decision to the Full Court of the Federal Court of Australia. A further appeal can be made to the High Court of Australia if special leave is granted. Under Australian law, a verdict would be payable soon after being issued, unless a stay is obtained. The amounts in such verdict could be significantly higher than the amount currently provided for.

Indemnities and Guarantees

AkzoNobel Group has provided various indemnities and guarantees in respect of past divestments to the relevant purchasers and their permitted assigns (if applicable), which in general are subject to time limits in which claims can be made and/or limits on the amount which can be claimed (generally by reference to the value received). These indemnities and guarantees have varying maturity periods. AkzoNobel Group has received various claims under these indemnities and guarantees. In some instances, AkzoNobel Group has been named as a direct defendant despite the divestments. AkzoNobel Group withdrew its declarations of joint and several liability under Article 403 of Book 2 of the Dutch Civil Code for certain Dutch former specialty chemicals subsidiaries divested as per October 1, 2018 and since then has followed the procedures to terminate its residual liability under those declarations under Article 404 of Book 2 of the Dutch Civil Code. The last objection against the termination of residual liability was resolved on February 20, 2025.

Tax Proceedings

AkzoNobel Group is in the ordinary course subject to audits by tax authorities in several jurisdictions. Furthermore, AkzoNobel Group is subject to a number of tax-related court cases.

Uncertain Tax Positions

Liabilities for uncertain tax positions are recognized if and to the extent it is probable (more likely than not) that additional taxes will become due, and the amount can be measured reliably. Significant judgment is involved in the determination of such liabilities. Probability is assessed by applying interpretation of legislation and relevant case law.

AkzoNobel Group’s assessments of uncertain tax positions are based on its best estimate of how the tax authorities concerned are likely to evaluate and respond to the cases in question, taking into account expert advice as needed. Uncertain tax positions for which liabilities have been recorded mainly relate to international transfer pricing and deductibility of expenses.

In certain cases, uncertain tax positions are related to disputes with tax authorities. AkzoNobel Group usually strongly contests and defends such cases, as appropriate, often assisted by outside counsel and/or experts.

The aggregate net carrying amount of uncertain tax positions was €45 million and €71 million, at March 31, 2026 and March 31, 2025, respectively. This amount is reflected, as appropriate, in current tax liabilities, current tax assets and deferred tax assets.

UK ACT Case

In the United Kingdom, the ICI group of companies are members of a group litigation known as the Franked Investment Income GLO (the “GLO”). The GLO collects for case management purposes claims made by 21 corporate groups in the UK High Court seeking the repayment of advance corporation tax, and tax on dividend income, on the basis that its levy by the UK was contrary to EU law. ICI made its claim to the UK High Court on January 10, 2003 and enrolled in the GLO on its commencement on October 8, 2003.

In August 2009, following the judgment of the High Court, ICI received an interim payment amounting to £64.5 million, which was largely recognized as income. Following this 2009 High Court judgment, further litigation developments took place, including at the UK Supreme Court and at the European Court of Justice. In respect of this matter, AkzoNobel Group’s balance sheet at December 31, 2025 included an income tax receivable of £13 million and an interest receivable of £16.5 million.

While existing case law and legal and tax opinions support the current accounting treatment, further appeals are possible and expected. The outcomes of such appeals may lead to reassessment of AkzoNobel Group’s accounting treatment.

Environmental Proceedings

AkzoNobel Group is subject to costs arising out of environmental laws and regulations from time to time, which include obligations to eliminate or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites. AkzoNobel Group seeks to monitor and adapt to significant and rapid changes in the legal systems, regulatory controls and customs and practices in the countries in which AkzoNobel Group operates.

Proceedings involving environmental matters, such as the alleged discharge of chemicals or waste materials into the air, water or soil, are pending against AkzoNobel Group in various countries. In some cases, this concerns sites divested in prior years or derelict sites belonging to companies acquired in the past. For example, certain legacy sites of AkzoNobel Group in respect of which AkzoNobel Group retains “polluter pays” liability are affected by PFAS contamination, including sites of AkzoNobel Group’s Specialty Chemicals business which was divested in 2018, and the resolution of any claims in connection therewith could be material to AkzoNobel. It is AkzoNobel Group’s policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has materialized and an amount is reliably estimable. These accruals are reviewed periodically and adjusted, if necessary, as assessments and cleanups proceed and additional information becomes available.

Estimating the impact of environmental liabilities often is complex and requires significant judgment. It requires the assessment of many (often interconnected) elements, which contain varying levels of uncertainty. Environmental liabilities can change substantially due to the emergence of additional information on the nature or extent of the contamination, the geological circumstances, changes in (or the interpretation and enforcement of) environmental regulations, new and evolving analytical and remediation techniques, success or lack of success of currently anticipated cleanup methods, the necessity of employing particular methods of remediation, success in allocating liability with other potentially responsible parties, the financial viability of other potentially responsible parties and third-party indemnitors, actions by governmental agencies or private parties, or other factors.

Especially for sites for which AkzoNobel Group is faced with relatively new legislation, which are in the early stages of discussions with regulators, and/or where there is limited information available from earlier experience, there may be considerable variability between the cleanup activities that are currently being undertaken or planned and the ultimate actions that could be required. For such sites, the costs for the earlier years might be rather reliably estimable, while for later years it is much more difficult, if possible at all, to estimate the cost of environmental compliance and remediation.

If the level of uncertainty is such that no reliable estimate can be made for the longer-term costs, no provision for such longer-term costs is recorded in AkzoNobel Group’s financial statements. Cash expenditures often lag behind the period in which an accrual is recorded by a number of years. While it is not feasible to predict the outcome of all pending environmental exposures, it is possible that there will be a need for future provisions for environmental costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AKZONOBEL GROUP

The following is a discussion and analysis of AkzoNobel Group’s results of operations and financial condition as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 and as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025. You should read this entire proxy statement/prospectus and not just rely on the information set out below. In particular, the following discussion, where applicable, was derived from and should be read together with AkzoNobel Group’s financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 and as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following discussion contains forward-looking statements that are based on assumptions and estimates and involve risks and uncertainties. AkzoNobel Group’s actual results could differ materially from those that are discussed in these forward-looking statements. Potential investors should read the sections of this proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of the risks and uncertainties related to those statements as well as “Risk Factors” for a discussion of certain factors that may affect AkzoNobel Group’s business, results of operations, financial condition or cash flows.

The following discussion of AkzoNobel Group’s results of operations also makes reference to certain non-IFRS financial measures. Prospective investors should bear in mind that these non-IFRS financial measures are not financial measures defined in accordance with IFRS, may not be comparable to other similarly titled measures of other companies, may have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of AkzoNobel Group’s operating results as reported under IFRS. See the section of this proxy statement/prospectus entitled “Presentation of Financial and Other Information—Key Non-IFRS and Non-GAAP Measures—Key Non-IFRS Financial Measures of AkzoNobel Group” for further information.

The financial information and related discussion and analysis contained in this section are presented in euro unless specified otherwise, and many of the amounts and percentages have been rounded for convenience of presentation.

Overview

AkzoNobel Group is a global paints and coatings company, active in over 150 countries. As a pioneering and long-established paints and coatings company, AkzoNobel Group is dedicated to sustainability-driven innovation focused on delivering exceptional value to customers. For the three months ended March 31, 2026, AkzoNobel Group reported revenue of €2,386 million, profit for the period of €101 million and adjusted EBITDA of €345 million, and for the year ended December 31, 2025, AkzoNobel Group reported revenue of €10,158 million, profit for the period of €671 million and adjusted EBITDA of €1,444 million. As at March 31, 2026, AkzoNobel Group operated around 123 manufacturing sites and 68 research and development facilities and employed approximately 31,100 people across its operations and business units.

AkzoNobel Group has three reportable segments: “Decorative Paints,” “Performance Coatings” and “Corporate and Other.” In presenting and discussing segmental operating results AkzoNobel Group uses its two operational segments: “Decorative Paints” and “Performance Coatings.” The distinction reflects differences in customer type, product application and performance requirements, routes to market and management oversight. Items which are not allocated to either one of these segments are reported in a separate “Corporate and Other” reportable segment, which mainly includes corporate assets and corporate costs.

•	Decorative Paints. The Decorative Paints segment consists of AkzoNobel Group’s offerings for interior and exterior decoration and protection products, including paints, lacquers and varnishes, as well as services pertaining to the application and use of these products. This segment supplies decorative paints to customers in the built environment and the consumer goods end-user categories. It represented 40.2% and 39.4% of AkzoNobel Group’s revenue and 48.1% and 41.2% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and represented 40.3%, 40.2% and 40.3% of AkzoNobel Group’s revenue and 44.9%, 42.9% and 45.1% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

•

Performance Coatings. The Performance Coatings segment consists of AkzoNobel Group’s offerings engineered to achieve functional properties for industrial, professional and consumer customers in use cases ranging from corrosion control and fireproofing, to marine vessel protection, to powder-coating. This segment supplies paints and/or coatings to customers in three key end-user categories: the built environment, consumer goods and transport, and represented 59.8% and 60.6% of AkzoNobel Group’s revenue and 56.8% and 64.7% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively. This segment represented 59.7%, 59.8% and 59.7% of AkzoNobel Group’s revenue and 58.4%, 61.8% and 59.8% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

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Corporate and Other. Items which are not allocated to either one of the operational segments mainly comprise corporate assets and corporate costs and are reported in the reportable segment “Corporate and Other.” This segment did not represent any part of AkzoNobel Group’s revenue and had a negative contribution of approximately 4.9% and 5.9% to AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and a negative contribution of approximately 3.3%, 4.7% and 4.9% to AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

AkzoNobel Group operates a global portfolio of decorative paints and performance coatings brands oriented towards meeting the specific requirements of different markets and customers. AkzoNobel Group’s management believes that AkzoNobel Group’s portfolio of brands—including Dulux, International, Sikkens and Interpon—are trusted by customers around the globe.

AkzoNobel Group’s expertise allows it to substantially support industries as they advance towards a more sustainable future. AkzoNobel Group is recognized as a leader among sustainable paints and coatings companies by independent sustainability rating agencies such as MSCI, Sustainalytics, EcoVadis, FTSE4Good and CDP. For example, AkzoNobel Group customers use its paints and coatings to harness energy, lower curing temperature, reflect heat, protect surfaces for longer, purify indoor air and reduce drag in ships, among other uses, which helps customers reduce energy consumption, increase overall efficiency, lower waste and improve safety, thereby helping them to achieve their own sustainability ambitions.

Key Financials

The following table sets forth key financial information for AkzoNobel Group for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions, unless otherwise stated)
Revenue	2,386	2,613	10,158	10,711	10,668
Operating income	177	192	1,164	917	1,029
Profit for the period	101	121	671	592	483
Adjusted EBITDA(1)	345	357	1,444	1,478	1,429
Profit margin(%)(1)	4.2	4.6	6.6	5.5	4.5
Adjusted EBITDA margin (%)(1)	14.5	13.7	14.2	13.8	13.4
Return on average invested capital(%)(1)	14.6	10.1	14.5	11.0	12.5
Adjusted return on average invested capital (%)(1)	13.6	13.1	13.5	13.3	13.0
Earnings per share (in €)	0.54	0.63	3.71	3.17	2.59

(1)	This metric is a non-IFRS Financial Measure. See “—Non-IFRS Financial Measures” for definitions and reconciliations of non-IFRS financial measures to the relevant nearest IFRS financial results.

Key Factors Affecting AkzoNobel Group’s Results of Operations

AkzoNobel Group’s results of operations, financial position and liquidity have been affected in the years under review, and are expected to continue to be affected, by the following principal factors and development.

While the factors described in the discussion below impact revenue in each of AkzoNobel Group’s segments, the impact of these factors on its segments can differ.

For more information about risks relating to AkzoNobel Group’s business, see “Risk Factors—Risks Relating to AkzoNobel Group’s Business and Industry.”

Macroeconomic conditions

AkzoNobel Group’s financial performance is closely linked to overall economic activity in the geographic markets in which it operates. Demand for Decorative Paints is primarily driven by residential construction, renovation and refurbishment activity, as well as by consumer confidence and disposable income. Demand for Performance Coatings is influenced by industrial production, infrastructure investment, marine and offshore activity, automotive production and general manufacturing output.

In Q1 2026, market uncertainty drove lower volumes in Europe and North America, while volumes were stronger in Asia. Increasing trade frictions, adverse currency impacts and ongoing geopolitical tensions, including escalation of the conflicts in the Middle East, have brought volatility, which has made for a challenging economic environment.

In 2025, macroeconomic conditions remained challenging in several of AkzoNobel Group’s key markets. Elevated interest rates continued to weigh on housing affordability and renovation activity, particularly in parts of Europe and North America, while industrial production growth remained uneven across regions. As a result, overall market growth was limited and, in some end markets, demand remained below historical levels. In 2025, AkzoNobel Group faced considerable macroeconomic business challenges, including geopolitical uncertainties such as tariffs, which complicated supply chains and influenced customer demand, and volatile exchange rates impacts in certain markets.

Macroeconomic conditions in 2025 were challenging for AkzoNobel’s Performance Coatings activities. AkzoNobel maintained its value proposition against a backdrop of volatile exchange rates and ongoing competitive intensity and continued to realize benefits from its restructuring efforts. However, despite these efforts and sustained focus on operational excellence, margins narrowed as the benefits of operational efficiencies were more than offset by dynamics resulting from weaker demand in North America. Volumes declined by 2%, with growth in Asia fully offset by the weakness in North America due to macro-economic uncertainties. Marine and Protective Coatings delivered solid growth across key regions.

Despite challenging macroeconomic conditions, Decorative Paints delivered strong results in 2025, highlighting the resilience of AkzoNobel’s business in times of macroeconomic volatility. The year presented a mixed operating environment across regions. EMEA achieved a robust performance, with strong pricing dynamics largely offsetting softer volumes amid uneven demand trends. Latin America delivered solid growth, supported by maintenance of value proposition, despite volume volatility – especially in Brazil. Solid volume growth in Asia, mainly in China and Vietnam, was partially offset by pricing and mix pressures and weaker conditions in Indonesia. Despite these challenges, the segment delivered profit growth, supported by efficiency measures.

Higher living costs and financing costs constrain discretionary spending on home improvement projects in certain markets, while higher operating costs across the value chain influence customer purchasing behavior and project timing. Inflation also impacts AkzoNobel Group’s cost base, including raw materials, labor, logistics and energy, requiring continued maintenance of value proposition and productivity initiatives to protect margins. In 2023, inflation was at a peak with high living costs and financing costs constraining discretionary spending and impacting raw material costs, labor, logistics and energy. In 2024, inflationary pressure began to ease but remained significantly above historical averages and continued to impact demand across end-use segments and on cost. Inflationary pressures moderated in 2025 compared with prior years but continued to affect both demand and costs.

Growth (or lack thereof) in the markets in which AkzoNobel Group operates

AkzoNobel Group’s results of operations are influenced by the level of underlying growth in its end markets, both globally and in specific geographies. In periods of strong construction and industrial growth, AkzoNobel Group benefits from higher volumes, improved capacity utilization and positive operating leverage. Conversely, in low-growth or contracting markets, performance is more dependent on maintaining value proposition, product mix management, market share development and cost control.

Several of AkzoNobel Group’s key end markets experienced limited growth or remained under pressure, particularly in parts of Europe and North America. Decorative Paints volumes were impacted by subdued renovation activity in certain mature markets, while Performance Coatings volumes reflected mixed trends across industrial, automotive, marine and protective segments. This environment constrained volume development in parts of the portfolio and increased the importance of pricing, mix improvement and cost reduction initiatives in supporting profitability. In response to these and other pressures, AkzoNobel Group focused on elements within its control, including operational efficiency, maintaining value proposition and cash generation.

For example, protective coatings, however, saw solid underlying growth across key regions in 2025 through infrastructure investments, and Powder Coatings saw particularly good market performance in Asia due to economic growth including high growth in areas such as electric vehicles and new energy. In contrast, the year 2024 presented a complex economic environment, with persistent inflation, volatile exchange rates and unfavorable market conditions in certain regions and segments. In 2023, in response to challenges posed by an unpredictable macro-economic landscape, AkzoNobel Group outlined a set of strategic priorities oriented around resilience and adaptability to offset the lack of growth due to such macro-economic factors.

AkzoNobel Group continues to actively manage its portfolio in line with its strategic focus on becoming a more streamlined and focused coatings company. For example, this includes the divestment of AkzoNobel India and other asset review initiatives. These actions affect reported revenue, margin profile and comparability between periods, while also strengthening AkzoNobel Group’s balance sheet and capital allocation flexibility.

Innovation and changes in customer behavior and requirements

AkzoNobel Group operates in markets characterized by ongoing technological development and evolving customer requirements. AkzoNobel Group’s results are influenced by changes in the types of products used within existing applications, the emergence of new applications requiring advanced coatings solutions, and the increasing importance of sustainability, regulatory compliance and performance differentiation.

In recent years, customer demand persistently shifted in the direction of more sustainable, high-performance and application-efficient solutions. Regulatory developments and customer sustainability commitments continue to drive demand for lower-volatile organic compound products, water-based technologies, powder coatings and solutions with a reduced carbon footprint. These trends influence product development priorities, reformulation programs and investment in new technologies.

Changes in customer buying behavior also affect results of operations. In a cautious demand environment, distributors and professional customers remain focused on inventory management and working capital optimization, which led to periodic destocking and more conservative purchasing patterns in certain markets. Customers also continue to place greater emphasis on total cost of ownership, including durability, maintenance cycles and application efficiency.

AkzoNobel Group continues to invest in innovation and new product development, supporting premiumization strategies in Decorative Paints and the expansion of value-added and sustainable solutions in Performance Coatings. While research and development expenses represent a significant ongoing investment, these activities support long-term growth, strengthen customer relationships and enhance AkzoNobel Group’s competitive positioning.

Cost of sales and product prices

AkzoNobel Group’s profitability is directly influenced by movements in selling prices, input costs and production efficiency.

In recent years, AkzoNobel Group continued to focus on maintaining its value proposition and positive price/mix in order to offset cost inflation and support margins in a subdued demand environment. Pricing actions implemented in prior periods continued to benefit results, while commercial terms, rebates and discounts were actively managed in response to market conditions and competitive dynamics.

Raw materials are a significant component of cost of sales. Input costs showed some stabilization during 2025 compared with the volatility experienced in previous periods, although prices for certain materials remained elevated and the prices for raw materials generally increased significantly in Q1 2026. Energy and logistics costs moderated in some regions but remained above historical averages. Labor costs continued to increase in many markets as a result of wage inflation and tight labor markets.

Changes in production and sales volumes affect fixed cost absorption in manufacturing. Lower volumes in certain businesses may be mitigated by cost reduction and productivity initiatives. Product mix also continues to play an important role, with a focus on higher-margin premium and specialty coatings supporting overall margin resilience.

AkzoNobel Group continues to implement cost control and productivity measures, including procurement optimization, manufacturing efficiency programs, footprint optimization and digitalization initiatives. These actions contribute to structural cost savings and support profitability despite when there is a challenging demand environment.

Distribution network

AkzoNobel Group’s distribution network is a critical element of its business model and has a direct impact on service levels, cost-to-serve and customer satisfaction.

AkzoNobel Group continues to optimize its distribution network to improve efficiency, resilience and service performance. For example, this includes further development of digital ordering platforms, improvements in logistics planning and the rationalization of certain manufacturing and warehouse sites in selected markets.

Changes in the customer base and channel mix influence commercial and operating costs. Large professional and key accounts remain an important growth focus, while distributor partnerships continue to play a central role in many markets. In Q1 2026 and the year 2025, new product launches and market expansions required ongoing investments in sales, marketing and technical support, particularly in Performance Coatings, where qualification cycles and customer trials can be extensive.

Supply and demand conditions influence bargaining power across the value chain. In a low-growth environment, customers remain focused on pricing and service levels, which requires continued commercial discipline and differentiation through product performance and technical support.

Competition

AkzoNobel Group operates in highly competitive markets across all regions and product categories. Competition is based on a combination of price, product performance, innovation, sustainability credentials, service levels and brand strength.

In recent years, competitive intensity remained high, particularly in mature Decorative Paints markets and in certain Performance Coatings segments where capacity utilization across the industry remained below historical levels. This resulted in continued pricing pressure in some markets and increased promotional activity by competitors.

At the same time, innovation remained a key competitive differentiator. Competitors continued to invest in sustainable technologies, digital solutions and application-specific products, increasing the pace of product launches in several segments. AkzoNobel Group’s continued investment in innovation and brand strength remain important in defending and growing market positions. Competitive dynamics vary by region, reflecting differences in local market structures, regulatory environments and customer preferences.

Seasonality

AkzoNobel Group’s sales exhibit a degree of seasonality, primarily driven by weather conditions, construction cycles and industrial production patterns. Seasonality affects factory utilization and fixed cost absorption, with stronger seasonal peaks supporting margins and weaker periods resulting in lower absorption and higher unit costs.

Decorative Paints shows stronger seasonality, particularly in the Northern Hemisphere markets. Demand is higher in the spring and summer months, when weather conditions are more favorable for exterior painting and renovation projects. A substantial portion of AkzoNobel Group’s revenue in the Decorative Paints segment is generated in the Northern Hemisphere, and so revenue generation is generally higher in quarters where the Northern Hemisphere is experiencing seasonably warmer weather conditions, corresponding approximately to the second and third quarters of the fiscal year, while the first quarter is softer due to winter conditions. Retail and contractor activity are also influenced by holiday periods and promotional calendars.

Performance Coatings exhibits more moderate seasonality, with demand driven by industrial production cycles, planned maintenance schedules and project timing in marine and protective markets. Summer shutdowns in parts of Europe temporarily reduce industrial activity, while marine and protective and infrastructure projects continue to be influenced by weather conditions and project planning cycles. Additionally, revenues generated from offerings in marine and protective coatings correspond to the seasonality of yacht coating in the Northern Hemisphere during the Spring.

Foreign exchange rates

AkzoNobel Group operates globally and generates a substantial portion of its revenue and incurs a significant share of its costs in currencies other than the euro. As a result, fluctuations in foreign exchange rates can have a material impact on reported results, as was the case in Q1 2026 and the year 2025.

The strengthening of the euro against several major currencies during 2025 reduced reported revenue and operating profit from non-euro operations. Foreign exchange movements also affect the translation of cost of sales and operating expenses, with the net impact depending on the geographic and currency alignment of revenues and costs.

Foreign exchange movements also affect transaction margins in certain businesses where products are sold in one currency and costs are incurred in another. In addition, exchange rate movements influence AkzoNobel Group’s competitive position in some markets, depending on the relative cost structures of local and international competitors.

AkzoNobel Group mitigates foreign exchange risks through natural hedging, local sourcing and manufacturing, pricing actions and, where appropriate, financial hedging in accordance with its treasury policies.

Description of Key Consolidated Statement of Income Line Items

The following discussion sets forth the principal components of AkzoNobel Group’s consolidated statement of income.

Revenue

AkzoNobel Group generates revenue from the sale of goods, providing equipment to customers and services across its business and geographic segments. AkzoNobel Group’s revenue includes total sales net of rebates, discounts and similar allowances, and net of sales tax.

Cost of sales

AkzoNobel Group’s cost of sales comprises the costs of purchase, conversion and other costs incurred to bring the products sold into the condition and location to be ready for sale. This includes the cost of raw materials, labor, warehousing of raw materials, production overhead and changes in inventory provisions for raw materials and semi-finished goods.

Selling and distribution expenses

AkzoNobel Group’s selling and distribution expenses comprise the costs associated with promoting and selling products or services, as well as delivering them to customers. These costs include sales, marketing, distribution, warehousing of finished goods, supply chain management costs and changes in inventory provisions related to finished goods.

General and administrative expenses

AkzoNobel Group’s general and administrative expenses include costs for support functions and other general and administrative expenses.

Research and development expenses

AkzoNobel Group’s research and development expenses include costs incurred in the process of developing new products, or improving existing products. Development costs are capitalized as an internally generated intangible asset, if it is probable that sufficient future economic benefits will be generated by the development.

Other results

AkzoNobel Group’s other results include items not considered to be normal operational items (from ordinary activities), including gains and losses that cannot be reported in any of the categories above, among others impairment of goodwill and results on certain divestments.

Operating income

AkzoNobel Group’s operating income is the income generated from its core business activities, before financing income and expenses, results from associates and income tax. Operating income includes revenue, cost of sales, selling and distribution expenses, general and administrative expenses, research and development expenses and other results.

Financing income and expenses

AkzoNobel Group’s financing income and expenses includes net interest on net debt and other financing income and expenses, composed of financing income related to post-retirement benefits, interest on provisions, exchange rate results, gain or loss on net monetary position and other items. Financing income and expenses related to postretirement benefits includes the interest on the net defined benefit liability/asset. Interest on provisions contains the movement of provisions as a result of the passage of time, as well as the impact from changes in discount rates. Exchange rate results contain the foreign exchange results on monetary items, such as cash and cash equivalents, derivatives, loans, receivables and payables. The gain or loss on net monetary position is a hyperinflation accounting metric and reflects the gain or loss of purchase power by either having a net monetary liability or net monetary asset position. It includes the restatement of nonmonetary assets and liabilities, equity and items in the statement of profit and loss. Additionally, the increase of provisions as a result of the passage of time is recognized in the statement of income under financing income and expenses.

Income tax

AkzoNobel Group is subject to income tax in the various jurisdictions in which it operates.

Income tax expense comprises both current and deferred tax, including the effects of changes in tax rates. In determining the amount of current and deferred tax, AkzoNobel Group also takes into account the impact of uncertain tax positions. Income tax is recognized in the statement of income, unless it relates to items recognized in other comprehensive income or equity.

Current tax includes the expected tax payable and receivable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, as well as (any adjustments to) tax payables and receivables with respect to previous years.

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. AkzoNobel Group does not recognize deferred tax for the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences related to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and AkzoNobel Group can control the timing of the reversal of the temporary difference. Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Reportable Segments

AkzoNobel Group has three reportable segments: “Decorative Paints,” “Performance Coatings” and “Corporate and Other.” In presenting and discussing segmental operating results AkzoNobel Group uses its two operational segments: “Decorative Paints” and “Performance Coatings.” The distinction reflects differences in customer type, product application and performance requirements, routes to market and management oversight. Items which are not allocated to either one of these segments are reported in a separate “Corporate and Other” reportable segment, which mainly includes corporate assets and corporate costs.

Decorative Paints

The Decorative Paints segment is comprised of businesses that focus on a full range of interior and exterior decoration and protection products for both the professional and DIY channels. These include paints, enamels and varnishes, as well as products for surface preparation. AkzoNobel Group also offers services such as mixing machines, color concepts and advice, along with training courses for applicators. AkzoNobel Group operates its own sales distribution network in addition to selling through agents and distributors, across three geographical regions, with all regional business units now operating under a centralized leadership structure.

Performance Coatings

The Performance Coatings segment’s activities are organized into four main businesses: automotive and specialty; industrial; marine and protective; and powder coatings. Key end markets include general industrials (agricultural and construction equipment, construction-related steel and metal fabrication, pipes, appliances and transportation), energy, packaging, infrastructure, automotive, aerospace and shipbuilding and maintenance.

Corporate and Other

The Corporate and Other reportable segment is comprised of items not allocated to the Decorative Paints or Performance Coatings segments and mainly includes corporate assets and corporate costs.

Results of Operations

Comparison of Results for Three Months Ended March 31, 2026 and 2025

	For the three months ended March 31,		% change
	2026	2025	Q1 2026 vs. 2025
	(€ millions)
Revenue	2,386	2,613	(8.7)%
Cost of sales	(1,408)	(1,565)	(10.0)%

Gross profit	978	1,048	(6.7)%
Selling and distribution expenses	(563)	(611)	(7.9)%
General and administrative expenses	(172)	(172)	—
Research and development expenses	(69)	(72)	(4.2)%
Other results	3	(1)	(400.0)%

Operating income	177	192	(7.8)%
Financing income and expenses	(37)	(30)	(23.3)%
Results from associates	8	7	14.3%

Profit before tax	148	169	(12.4)%
Income tax	(47)	(48)	(2.1)%

Profit for the period of continuing operations	101	121	(16.5)%

Profit/(loss) for the period from discontinued operations	—	—	—

Profit for the period	101	121	(16.5)%

Revenue

Revenue decreased by €227 million, or 8.7%, to €2,386 million for the three months ended March 31, 2026 from €2,613 million for the three months ended March 31, 2025, principally due to impacts from currency translation due to a strong Euro and the divestment of AkzoNobel India.

Cost of sales

Cost of sales decreased by €157 million, or 10.0%, to €1,408 million for the three months ended March 31, 2026 from €1,565 million for the three months ended March 31, 2025, principally due to the impact of currency translation, the divestment of AkzoNobel India, lower volumes and raw material price decreases.

Gross profit

As a result of the aforementioned factors, gross profit decreased by €70 million, or 6.7%, to €978 million for the three months ended March 31, 2026 from €1,048 million for the three months ended March 31, 2025.

Selling and distribution expenses

Selling and distribution expenses decreased by €48 million, or 7.9%, to €563 million for the three months ended March 31, 2026 from €611 million for the three months ended March 31, 2025, mainly driven by the impact of AkzoNobel Group’s selling, general and administrative expenses productivity programs, the divestment of AkzoNobel India, currency translation impact, partially offset by inflation.

General and administrative expenses

General and administrative expenses remained flat at €172 million, for the three months ended March 31, 2026 and for the three months ended March 31, 2025, mainly driven by the impact of AkzoNobel Group’s selling, general and administrative expenses productivity programs, and currency translation impact, fully offset by inflation.

Research and development expenses

Research and development expenses decreased by €3 million, or 4.2%, to €69 million for the three months ended March 31, 2026 from €72 million for the three months ended March 31, 2025, mainly driven by the impact of AkzoNobel Group’s selling, general and administrative expenses productivity programs, and currency translation impact, partially offset by inflation.

Other results

Other results increased by €4 million to €3 million for the three months ended March 31, 2026 from expenses of negative €1 million for the three months ended March 31, 2025, mainly driven by income for specific items related to the divestment of AkzoNobel India.

Operating income

As a result of the aforementioned factors, operating income decreased by €15 million, or 7.8%, to €177 million for the three months ended March 31, 2026 from €192 million for the three months ended March 31, 2025.

Financing income and expenses

Financing income and expenses decreased by €7 million, or 23.3%, to negative €37 million for the three months ended March 31, 2026 from negative €30 million for the three months ended March 31, 2025, mainly due to hyperinflation accounting.

Results from associates

Results from associates increased by €1 million, or 14.3%, to €8 million for the three months ended March 31, 2026 from €7 million for the three months ended March 31, 2025.

Profit before tax

As a result of the aforementioned factors, profit before tax decreased by €21 million, or 12.4%, to €148 million for the three months ended March 31, 2026 from €169 million for the three months ended March 31, 2025.

Income tax

Income tax decreased by €1 million, to €47 million for the three months ended March 31, 2026 from €48 million for the three months ended March 31, 2025. In Q1 2026, the effective tax rate was 31.8% (in Q1 2025: 28.4%) and was impacted by a change in country mix and higher non-deductible interest in the Netherlands.

Profit for the period from continuing operations

As a result of the aforementioned factors, profit for the period from continuing operations decreased by €20 million to €101 million for the three months ended March 31, 2026 from €121 million for the three months ended March 31, 2025.

Profit for the period

As a result of the aforementioned factors, profit for the period decreased by €20 million to €101 million for the three months ended March 31, 2026 from €121 million for the three months ended March 31, 2025.

Comparison of Results for Financial Year 2025 and Financial Year 2024

	For the year ended December 31,		% change
	2025	2024	2025 vs. 2024
	(€ millions)
Revenue	10,158	10,711	(5.2)%
Cost of sales	(6,109)	(6,374)	(4.2)%

Gross profit	4,049	4,337	(6.6)%
Selling and distribution expenses	(2,352)	(2,463)	(4.5)%
General and administrative expenses	(649)	(655)	(0.9)%
Research and development expenses	(274)	(296)	(7.4)%
Other results	390	(6)	6,600%

Operating income	1,164	917	26.9%
Financing income and expenses	(199)	(102)	95.1%
Results from associates	33	23	43.5%

Profit before tax	998	838	19.1%
Income tax	(326)	(246)	32.5%

Profit for the period of continuing operations	672	592	13.5%

Profit/(loss) for the period from discontinued operations	(1)	—	—

Profit for the period	671	592	13.3%

Revenue

Revenue decreased by €553 million, or 5.2%, to €10,158 million for the year ended December 31, 2025 from €10,711 million for the year ended December 31, 2024, principally due to the strengthening of the Euro and hyperinflation, with organic sales flat as volume decreased and fully offset positive pricing impacts.

Cost of sales

Cost of sales decreased by €265 million, or 4.2%, to €6,109 million for the year ended December 31, 2025 from €6,374 million for the year ended December 31, 2024, principally due to the impact of currency translation and lower volumes which were partially offset by raw material price increases and restructuring.

Gross profit

As a result of the aforementioned factors, gross profit decreased by €288 million, or 6.6%, to €4,049 million for the year ended December 31, 2025 from €4,337 million for the year ended December 31, 2024.

Selling and distribution expenses

Selling and distribution expenses decreased by €111 million, or 4.5%, to €2,352 million for the year ended December 31, 2025 from €2,463 million for the year ended December 31, 2024, mainly driven by the impact of AkzoNobel Group’s selling, general and administrative expenses productivity programs and a positive currency translation impact, partially offset by inflation.

General and administrative expenses

General and administrative expenses decreased by €6 million, or 0.9%, to €649 million for the year ended December 31, 2025 from €655 million for the year ended December 31, 2024, mainly driven by the impact of AkzoNobel Group’s selling, general and administrative expenses productivity programs, a positive currency translation impact and lower third party services, partially offset by higher restructuring costs.

Research and development expenses

Research and development expenses decreased by €22 million, or 7.4%, to €274 million for the year ended December 31, 2025 from €296 million for the year ended December 31, 2024, mainly driven by a positive currency translation impact, compensation costs and productivity, net of inflation.

Other results

Other results increased by €396 million to €390 million for the year ended December 31, 2025 from expenses of €6 million for the year ended December 31, 2024, mainly driven by the divestment of AkzoNobel India and provision for Project Ichthys.

Operating income

As a result of the aforementioned factors, operating income increased by €247 million, or 26.9%, to €1,164 million for the year ended December 31, 2025 from €917 million for the year ended December 31, 2024.

Financing income and expenses

Financing income and expenses increased by €97 million, or 95.1%, to €199 million for the year ended December 31, 2025 from €102 million for the year ended December 31, 2024, principally due to hyperinflation accounting and the impact of a prior year interest gain related to the release of a provision for an uncertain tax position and partially due to a charge related to recording the interest portion of the provision for Project Ichthys.

Results from associates

Results from associates increased by €10 million, or 43.5%, to €33 million for the year ended December 31, 2025 from €23 million for the year ended December 31, 2024, principally due to an increase in financial results from the largest associate.

Profit before tax

As a result of the aforementioned factors, profit before tax increased by €160 million, or 19.1%, to €998 million for the year ended December 31, 2025 from €838 million for the year ended December 31, 2024.

Income tax

Income tax increased by €80 million, to €326 million for the year ended December 31, 2025 from €246 million for the year ended December 31, 2024. In 2025, the effective tax rate was 32.7% (2024: 29.4%) and was impacted by the derecognition of deferred tax assets due to a combination of changes in forecasted taxable income in certain jurisdictions and increased deferred tax assets related to temporary differences, as well as the divestment of AkzoNobel India. Excluding the impact of these two effects, the effective tax rate would have been 28.7%.

Profit for the period from continuing operations

As a result of the aforementioned factors, profit for the period from continuing operations increased by €80 million to €672 million for the year ended December 31, 2025 from €592 million for the year ended December 31, 2024.

Profit/(loss) for the period from discontinued operations

Profit/(loss) for the period from discontinued operations remained largely flat with €1 million in losses for the year ended December 31, 2025 from €0 million for the year ended December 31, 2024.

Profit for the period

As a result of the aforementioned factors, profit for the period increased by €79 million to €671 million for the year ended December 31, 2025 from €592 million for the year ended December 31, 2024.

Comparison of Results for Financial Year 2024 and Financial Year 2023

	For the year ended December 31,		% change
	2024	2023	2024 vs. 2023
	(€ millions)
Revenue	10,711	10,668	0.4%
Cost of sales	(6,374)	(6,434)	(0.9)%

Gross profit	4,337	4,234	2.4%
Selling and distribution expenses	(2,463)	(2,347)	4.9%
General and administrative expenses	(655)	(648)	1.1%
Research and development expenses	(296)	(270)	9.6%
Other results	(6)	60	(110)%

Operating income	917	1,029	(10.9)%
Financing income and expenses	(102)	(272)	(62.5)%
Results from associates	23	27	(14.8)%

Profit before tax	838	784	6.9%
Income tax	(246)	(296)	(16.9)%

Profit for the period of continuing operations	592	488	21.3%

Profit/(loss) for the period from discontinued operations	—	(5)	100%

Profit for the period	592	483	22.6%

Revenue

Revenue increased by €43 million, or 0.4%, to €10,711 million for the year ended December 31, 2024 from €10,668 million for the year ended December 31, 2023, principally due to an increase in organic sales driven by volume growth and positive pricing impacts, partially offset by volatile exchange rates.

Cost of sales

Cost of sales decreased by €60 million, or 0.9%, to €6,374 million for the year ended December 31, 2024 from €6,434 million for the year ended December 31, 2023, principally due to positive currency translation impact and raw material deflation, partially offset by higher volumes and higher restructuring spending.

Gross profit

As a result of the aforementioned factors, gross profit increased by €103 million, or 2.4%, to €4,337 million for the year ended December 31, 2024 from €4,234 million for the year ended December 31, 2023.

Selling and distribution expenses

Selling and distribution expenses increased by €116 million, or 4.9%, to €2,463 million for the year ended December 31, 2024 from €2,347 million for the year ended December 31, 2023, mainly driven by compensation costs inflation, restructuring costs and supply chain inflation.

General and administrative expenses

General and administrative expenses increased by €7 million, or 1.1%, to €655 million for the year ended December 31, 2024 from €648 million for the year ended December 31, 2023, mainly driven by compensation costs inflation.

Research and development expenses

Research and development expenses increased by €26 million, or 9.6%, to €296 million for the year ended December 31, 2024 from €270 million for the year ended December 31, 2023, mainly driven by higher compensation costs and restructuring costs.

Other results

Other results decreased by €66 million, or 110%, to expenses of €6 million for the year ended December 31, 2024 from €60 million for the year ended December 31, 2023, mainly driven by restructuring and acquisition-related costs, partially offset by gains on property divestments.

Operating income

As a result of the aforementioned factors, operating income decreased by €112 million, or 10.9%, to €917 million for the year ended December 31, 2024 from €1,029 million for the year ended December 31, 2023.

Financing income and expenses

Financing income and expenses decreased by €170 million, or 62.5%, to €102 million for the year ended December 31, 2024 from €272 million for the year ended December 31, 2023, principally due to hyperinflation accounting, the interest impact related to the release of provisions for uncertain tax positions and a lower currency translation impact.

Results from associates

Results from associates decreased by €4 million, or 14.8%, to €23 million for the year ended December 31, 2024 from €27 million for the year ended December 31, 2023, principally due to lower financial results from the largest associate.

Profit before tax

As a result of the aforementioned factors, profit before tax increased by €54 million, or 6.9%, to €838 million for the year ended December 31, 2024 from €784 million for the year ended December 31, 2023.

Income tax

Income tax decreased by €50 million, to €246 million for the year ended December 31, 2024 from €296 million for the year ended December 31, 2023. In 2024, the effective tax rate was 29.4% (2023: 37.8%) and was impacted by the release of provisions for uncertain tax positions, derecognition of deferred tax positions and hyperinflation accounting. In 2024, the net derecognition of deferred tax positions and hyperinflation accounting together increased the effective tax rate by 8%, while the release of uncertain tax positions decreased the effective tax rate by 7%.

Profit for the period from continuing operations

As a result of the aforementioned factors, profit for the period from continuing operations increased by €104 million to €592 million for the year ended December 31, 2024 from €488 million for the year ended December 31, 2023.

Profit/(loss) for the period from discontinued operations

Profit/(loss) for the period from discontinued operations increased by €5 million to €0 million for the year ended December 31, 2024 from losses of €5 million for the year ended December 31, 2023, mainly due to a decrease in expenses for legacy operations.

Profit for the period

As a result of the aforementioned factors, profit for the period increased by €109 million to €592 million for the year ended December 31, 2024 from €483 million for the year ended December 31, 2023.

Non-IFRS Financial Measures

To supplement its financial information presented in accordance with IFRS, AkzoNobel Group uses certain non-IFRS metrics, including profit margin, adjusted EBITDA, adjusted operating income, adjusted EBITDA margin, invested capital, average invested capital, return on average invested capital, adjusted return on average invested capital, organic sales growth/(decline), capital expenditures and free cash flow (the “non-IFRS financial measures”), when measuring performance, including when measuring current period results against prior periods. Certain non-IFRS financial measures used by AkzoNobel Group exclude the so-called identified items, which are special charges and benefits, results on acquisitions and divestments, major restructuring and impairment charges, charges and benefits related to major legal, environmental and tax cases and hyperinflation accounting adjustments for inventory positions that exceed normal operational levels. Because of its non-standardized definition, these non-IFRS financial measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. Also, these non-IFRS financial measures should be used as supplementary information and should not be viewed as a substitute for IFRS measures. The non-IFRS financial measures are presented solely to permit investors to more fully understand how AkzoNobel management assesses underlying performance, since

AkzoNobel management believes that such measures provide investors with greater transparency and supplemental data relating to AkzoNobel Group’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business and AkzoNobel Group’s operating performance.

Profit margin, Adjusted EBITDA, Adjusted operating income and Adjusted EBITDA margin

AkzoNobel Group uses “profit margin,” an operational profit margin representing the most comparable measure to adjusted EBITDA margin (as defined below) calculated using IFRS basis amounts. Profit margin is profit for the period as a percentage of revenue. Profit margin is used to evaluate the performance of AkzoNobel Group and its segments.

AkzoNobel Group uses “adjusted EBITDA,” which is operating income excluding depreciation, amortization and identified items, and “adjusted operating income,” which is operating income excluding identified items, as measures to evaluate the performance of AkzoNobel Group and its segments. Adjusted EBITDA is used to evaluate the performance of AkzoNobel Group and its segments. By excluding identified items, AkzoNobel management believes the comparability of the operational results increases and financial performance can be evaluated more effectively.

AkzoNobel Group uses “adjusted EBITDA margin,” an operational profit margin. Adjusted EBITDA margin is adjusted EBITDA as a percentage of revenue. Adjusted EBITDA margin is used to evaluate the performance of AkzoNobel Group and its segments. By excluding identified items, AkzoNobel management believes the comparability of the operational results increases and financial performance can be evaluated more effectively. AkzoNobel management views adjusted EBITDA margin as an appropriate measure for (segment) performance.

	For the three months ended March 31,
	2026				2025
	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total
	(€ millions)
Revenue	959	1,427	—	2,386	1,030	1,583	—	2,613

Profit for the period	—	—	—	101	—	—	—	121

Profit Margin	—	—	—	4.2%	—	—	—	4.6%

Profit for the period from discontinued operations	—	—	—	—	—	—	—	—
Income tax	—	—	—	(47)	—	—	—	(48)
Result from associates	—	—	—	8	—	—	—	7
Financing expense	—	—	—	(52)	—	—	—	(44)
Financing income	—	—	—	15	—	—	—	14
Operating income	91	140	(54)	177	77	171	(56)	192

Restructuring-related costs(1)	(40)	(10)	(2)	(52)	(29)	(14)	(7)	(50)
Acquisition/divestment-related results(2)	—	—	(22)	(22)	(2)	—	(5)	(7)
Hyperinflation(3)	—	—	—	—	(1)	—	—	(1)
Legal and environmental(4)	—	—	(2)	(2)	—	—	(13)	(13)
Pension curtailments and buyouts(5)	—	—	—	—	—	—	—	—
Other(6)	—	—	(1)	(1)	—	—	(1)	(1)

Total identified items	(40)	(10)	(27)	(77)	(32)	(14)	(26)	(72)

Adjusted operating income	131	150	(27)	254	109	185	(30)	264

Depreciation and amortization	(35)	(46)	(10)	(91)	(38)	(46)	(9)	(93)

Adjusted EBITDA	166	196	(17)	345	147	231	(21)	357
Adjusted EBITDA margin	17.3%	13.7%	—	14.5%	14.3%	14.6%	—	13.7%

	For the year ended December 31,
	2025				2024				2023
	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total
	(€ millions)
Revenue	4,090	6,068	—	10,158	4,301	6,410	—	10,711	4,300	6,368	—	10,688

Profit for the period	—	—	—	671	—	—	—	592	—	—	—	483

Profit Margin	—	—	—	6.6%	—	—	—	5.5%	—	—	—	4.5%

Profit for the period from discontinued operations	—	—	—	(1)	—	—	—	—	—	—	—	(5)
Income tax	—	—	—	(326)	—	—	—	(246)	—	—	—	(296)
Result from associates	—	—	—	33	—	—	—	23	—	—	—	27
Financing expense	—	—	—	(248)	—	—	—	(163)	—	—	—	(341)
Financing income	—	—	—	49	—	—	—	61	—	—	—	69
Operating income	401	300	463	1,164	405	679	(167)	917	500	698	(169)	1,029

Restructuring-related costs(1)	(93)	(88)	(19)	(200)	(51)	(48)	(45)	(144)	(20)	(30)	(30)	(80)
Acquisition/divestment-related results(2)	(2)	—	618	616	(12)	(2)	(9)	(23)	21	49	(27)	43
Hyperinflation(3)	(3)	(1)	—	(4)	(15)	(4)	—	(19)	—	—	—	—
Legal and environmental(4)	—	(272)	(29)	(301)	(1)	—	(6)	(7)	—	—	—	—
Pension curtailments and buyouts(5)	(1)	(3)	(6)	(10)	—	—	—	—	—	—	—	—
Other(6)	(3)	(1)	(14)	(18)	(1)	(2)	—	(3)	(1)	(6)	(1)	(8)

Total identified items	(102)	(365)	550	83	(80)	(56)	(60)	(196)	—	13	(58)	(45)

Adjusted operating income	503	665	(87)	1,081	485	735	(107)	1,113	500	685	(111)	1,074

Depreciation and amortization	(145)	(178)	(40)	(363)	(150)	(178)	(37)	(365)	(145)	(169)	(41)	(355)

Adjusted EBITDA	648	843	(47)	1,444	635	913	(70)	1,478	645	854	(70)	1,429
Adjusted EBITDA Margin	15.8%	13.9%	—	14.2%	14.8%	14.2%	—	13.8%	15.0%	13.4%	—	13.4%

(1)

Restructuring-related costs primarily relate to costs for accruals for certain employee benefits and for other costs which are directly associated with plans to exit or cease specific activities, closing down of facilities and right-sizing the organization. In Q1 2026, -€52 million. In Q1 2025 -€50 million. In both 2025 and 2024, the restructuring-related costs primarily included costs for the industrial excellence and selling, general and administrative reduction program. In 2023, restructuring-related costs included several industrial site closures and functional efficiency programs.

(2)

Acquisition/divestment-related results include all results on acquisitions and divestments of businesses, costs directly related to such acquisitions and divestments, and post-merger integration costs. It also includes results of divestments not being part of a business divestment when certain materiality thresholds are met. In Q1 2026, €22 million. In Q1 2025 €7 million. In 2025, the results primarily related to the divestment of AkzoNobel India for an amount of €651 million, see Note 2 to the AkzoNobel Group audited financial statements. In 2024, these costs mainly related to post-merger integration costs for Huarun and Grupo Orbis, whereas in 2023 they primarily related to the gains on the divestment of the Offenbach site in Germany and the Bangkok site in Thailand.

(3)	Hyperinflation relates to the hyperinflation accounting impact of inventory positions that exceed normal operational levels.
(4)

Legal and environmental mainly includes costs related to provisions for non-operational sites or employer liabilities recorded for former employees, and to legal and environmental costs for which certain materiality thresholds are met. In Q1 2026, this mainly included charges for employee liability claims (€1 million). In Q1 2025, this included charges for environmental liabilities (€12 million) and employee liability claims (€1 million). In 2025, this included charges for Project Ichthys (€272 million), environmental liabilities (€19 million) and employee liability claims of former employees (€10 million). In 2024, it related mainly to charges for environmental liabilities.

(5)

Pension curtailments relate to events reducing future defined benefits or membership. Buyouts relate to transactions transferring obligations to a third party. Both result in one off remeasurement and settlement gains or losses separate from underlying operating performance.

(6)

In Q1 2026, -€1 million. In Q1 2025 -€1 million. In 2025, other identified items included, amongst others, costs related to specific IT programs. In 2024, other identified items were mainly related to legal cases and legacy items. In 2023, other identified items were mainly related to impairments and legal cases.

Invested capital and Average invested capital

AkzoNobel Group uses “invested capital,” which is equal to total assets (excluding cash and cash equivalents, short-term investments, investments in associates, pension assets and assets held for sale) less current tax liabilities, deferred tax liabilities and trade and other payables. AkzoNobel Group uses “average invested capital,” which is the average of the quarter-end invested capital balances for the last four quarters.

	As of March 31,		As of December 31,
	2026	2025	2025	2024	2023
	(€ millions)
Intangible assets	3,835	3,991	3,798	4,049	4,081
Property, plant and equipment	2,048	2,109	2,039	2,122	1,994
Right-of-use assets	288	317	294	318	302
Deferred tax assets	398	404	401	422	512
Financial non-current assets (excluding pension assets)	233	338	236	345	392
Working capital*	1,603	1,853	1,312	1,509	1,122
Deferred tax liabilities	(498)	(501)	(487)	(491)	(557)

Invested capital	7,907	8,511	7,593	8,274	7,846

*	Working capital contains inventories, trade and other receivables, trade and other payables, current tax assets and current tax liabilities.

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions, unless otherwise stated)
Average invested capital
Decorative Paints	3,391	3,901	3,525	3,921	3,755
Performance Coatings	3,596	3,733	3,595	3,773	3,725
Corporate and Other	877	759	896	656	753

Total	7,864	8,393	8,016	8,350	8,233

Return on average invested capital and Adjusted return on average invested capital

AkzoNobel Group uses “return on average invested capital,” which is operating income of the LTM as a percentage of average invested capital. AkzoNobel Group uses return on average invested capital to assess the efficiency of investments and make informed decisions on how to allocate capital to maximize returns and drive long-term growth.

AkzoNobel Group uses “adjusted return on average invested capital,” which is adjusted operating income of the LTM as a percentage of average invested capital. AkzoNobel Group uses adjusted return on average invested capital to assess the efficiency of investments and make informed decisions on how to allocate capital to maximize returns and drive long-term growth. AkzoNobel Group looks at adjusted return on average invested capital by segment and uses adjusted operating income by segment as the numerator, which is segment adjusted EBITDA with depreciation and amortization expense by segment included. A reconciliation has been shown below from operating income by segment to adjusted operating income by segment and adjusted EBITDA by segment in order to show the most comparable IFRS metric, which management considers to be operating income by segment divided by average invested capital.

	For the three months ended March 31,
	2026				2025
	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total
Operating income	91	140	(54)	177	77	171	(56)	192

Restructuring-related costs(1)	(40)	(10)	(2)	(52)	(29)	(14)	(7)	(50)
Acquisition/divestment-related results(2)	—	—	(22)	(22)	(2)	—	(5)	(7)
Hyperinflation(3)	—	—	—	—	(1)	—	—	(1)
Legal and environmental(4)	—	—	(2)	(2)	—	—	(13)	(13)
Pension curtailments and buyouts(5)	—	—	—	—	—	—	—	—
Other(6)	—	1	(1)	(1)	—	—	(1)	(1)

Total identified items	(40)	(10)	(27)	(77)	(32)	(14)	(26)	(72)

Adjusted operating income	131	150	(27)	254	109	185	(30)	264

Depreciation and amortization	(35)	(46)	(10)	(91)	(38)	(46)	(9)	(93)

Adjusted EBITDA	166	196	(17)	346	147	231	(21)	357
Average invested capital (LTM)	3,391	3,596	877	7,864	3,901	3,733	759	8,393
Operating income (LTM)	415	269	465	1,149	366	674	(192)	848
Adjusted operating income (LTM)	525	630	(84)	1,071	474	743	(114)	1,103
Return on average invested capital	12.2%	7.5%	—	14.6%	9.4%	18.1%	—	10.1%
Adjusted return on average invested capital	15.5%	17.5%	—	13.6%	12.2%	19.9%	—	13.1%

	For the year ended December 31,
	2025				2024				2023
	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total	Decorative Paints	Perf. Coatings	Other activities	Total
Operating income	401	300	463	1,164	405	679	(167)	917	500	698	(169)	1,029

Restructuring-related costs(1)	(93)	(88)	(19)	(200)	(51)	(48)	(45)	(144)	(20)	(30)	(30)	(80)
Acquisition/divestment-related results(2)	(2)	—	618	616	(12)	(2)	(9)	(23)	21	49	(27)	43
Hyperinflation(3)	(3)	(1)	—	(4)	(15)	(4)	—	(19)	—	—	—	—
Legal and environmental(4)	—	(272)	(29)	(301)	(1)	—	(6)	(7	—	—	—	—
Pension curtailments and buyouts(5)	(1)	(3)	(6)	(10)	—	—	—	—	—	—	—	—

Other(6)	(3)	(1)	(14)	(18)	(1)	(2)	—	(3)	(1)	(6)	(1)	(8)

Total identified items	(102)	(365)	550	83	(80)	(56)	(60)	(196)	—	13	(58)	(45)

Adjusted operating income	503	665	(87)	1,081	485	735	(107)	1,113	500	685	(111)	1,074

Adjusted operating income margin	12.3%	11.0%	—	10.6%	11.3%	11.5%	—	10.4%	11.6%	10.8%	—	10.1%

Depreciation and amortization	(145)	(178)	(40)	(363)	(150)	(178)	(37)	(365)	(145)	(169)	(41)	(355)

Adjusted EBITDA	648	843	(47)	1,444	635	913	(70)	1,478	645	854	(70)	1,429
Average invested capital	3,525	3,595	896	8,016	3,921	3,773	656	8,350	3,755	3,725	753	8,233
Return on average invested capital	11.4%	8.3%	—	14.5%	10.3%	18.0%	—	11.0%	13.3%	18.7%	—	12.5%
Adjusted return on average invested capital	14.3%	18.5%	—	13.5%	12.4%	19.5%	—	13.3%	13.3%	18.4%	—	13.0%

(1)

Restructuring-related costs primarily relate to costs for accruals for certain employee benefits and for other costs which are directly associated with plans to exit or cease specific activities, closing down of facilities and right-sizing the organization. In Q1 2026, -€52 million. In Q1 2025 -€50 million. In both 2025 and 2024, the restructuring-related costs primarily included costs for the industrial excellence and selling, general and administrative reduction program. In 2023, restructuring-related costs included several industrial site closures and functional efficiency programs.

(2)

Acquisition/divestment-related results include all results on acquisitions and divestments of businesses, costs directly related to such acquisitions and divestments, and post-merger integration costs. It also includes results of divestments not being part of a business divestment when certain materiality thresholds are met. In Q1 2026, €22 million. In Q1 2025 €7 million. In 2025, the results primarily related to the divestment of AkzoNobel India for an amount of €651 million, see Note 2 to the AkzoNobel Group audited financial statements. In 2024, these costs mainly related to post-merger integration costs for Huarun and Grupo Orbis, whereas in 2023 they primarily related to the gains on the divestment of the Offenbach site in Germany and the Bangkok site in Thailand.

(3)	Hyperinflation relates to the hyperinflation accounting impact of inventory positions that exceed normal operational levels.
(4)

Legal and environmental mainly includes costs related to provisions for non-operational sites or employer liabilities recorded for former employees, and to legal and environmental costs for which certain materiality thresholds are met. In Q1 2026, this mainly included charges for employee liability claims (€1 million). In Q1 2025, this included charges for environmental liabilities (€12 million) and employee liability claims (€1 million). In 2025, this included charges for Project Ichthys (€272 million), environmental liabilities (€19 million) and employee liability claims of former employees (€10 million). In 2024, it related mainly to charges for environmental liabilities.

(5)

Pension curtailments relate to events reducing future defined benefits or membership. Buyouts relate to transactions transferring obligations to a third party. Both result in one off remeasurement and settlement gains or losses separate from underlying operating performance.

(6)

In Q1 2026, -€1 million. In Q1 2025 -€1 million. In 2025, other identified items included, amongst others, costs related to specific IT programs. In 2024, other identified items were mainly related to legal cases and legacy items. In 2023, other identified items were mainly related to impairments and legal cases.

LTM build-up for Operating income and Adjusted operating income

Operating income Q1 2026	177	Operating income Q1 2025	192
Operating income Q4 2025	787	Operating income Q4 2024	127
Operating income Q3 2025	(29)	Operating income Q3 2024	259
Operating income Q2 2025	214	Operating income Q2 2024	270

Operating income LTM Q1 2026	1,149	Operating income LTM Q1 2025	848

Adjusted Operating income Q1 2026	254	Adjusted Operating income Q1 2025	264
Adjusted Operating income Q4 2025	217	Adjusted Operating income Q4 2024	227
Adjusted Operating income Q3 2025	297	Adjusted Operating income Q3 2024	303
Adjusted Operating income Q2 2025	303	Adjusted Operating income Q2 2024	309

Adjusted Operating income LTM Q1 2026	1,071	Adjusted Operating income LTM Q1 2025	1,103

Organic sales growth/(decline)

AkzoNobel Group uses “organic sales growth/(decline)” which excludes the impact from changes in subsidiary ownership, the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. The impact of changes in foreign exchange rates is calculated by retranslating the prior year’s local currency amounts into euros at the current year’s foreign exchange rates. AkzoNobel Group believes organic sales growth/(decline) provides a better understanding of underlying revenue growth factors.

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
			(€ millions)
Change in sales	(227)	(27)	(553)	43	(178)
Currency effect	126	24	460	124	675
Other (hyperinflation)	(2)	11	71	38	78
Consolidation changes	79	—	25	(30)	(170)
Organic sales growth/(decline)	24	8	3	175	405

Change in Q1 2026 versus 2025 (in %)	Volume(1)	Price/mix(2)	Organic sales growth/ (decline)(3)	Acq./div.(4)	FX(5)	Other(6)	Revenue(7)
Decorative Paints	—%	2%	2%	(5)%	(4)%	—%	(7)%
Performance Coatings	(2)%	(1)%	(3)%	(2)%	(5)%	—%	(10)%

Total	(1)%	—%	(1)%	(3)%	(5)%	—%	(9)%

Change in 2025 versus 2024 (in %)	Volume(1)	Price/mix(2)	Organic sales growth/ (decline)(3)	Acq./div.(4)	FX(5)	Other(6)	Revenue(7)
Decorative Paints	(1)%	1%	—%	—%	(4)%	(1)%	(5)%
Performance Coatings	(2)%	2%	—%	—%	(4)%	(1)%	(5)%

Total	(2)%	2%	—%	—%	(4)%	(1)%	(5)%

Change in 2024 versus 2023 (in %)	Volume(1)	Price/mix(2)	Organic sales growth/ (decline)(3)	Acq./div.(4)	FX(5)	Other(6)	Revenue(7)
Decorative Paints	—%	1%	1%	1%	(1)%	(1)%	—%
Performance Coatings	2%	—%	2%	—%	(1)%	—%	1%

Total	1%	1%	2%	—%	(1)%	(1)%	—%

(1)	Volume refers to the number of units sold (e.g., liters, tons) in a given period.
(2)

Price/mix captures revenue changes that are not driven by volume. It combines two related effects: (i) price which reflects the changes in the selling price of the same product and (ii) mix which reflected the changes in the composition of what is sold.

(3)

Organic sales growth/(decline) excludes the impact of changes in consolidation, the impact of changes in foreign exchange rates and the impact of hyperinflation accounting. The impact of changes in foreign exchange rates is calculated by retranslating the prior year local currency amounts into euros at the current year’s foreign exchange rates.

(4)

Acquisition/divestment-related results include all results on acquisitions and divestments of businesses, costs directly related to such acquisitions and divestments, and post-merger integration costs. It also includes results of divestments not being part of a business divestment when certain materiality thresholds are met. In Q1 2026, the results primarily related to the divestment of AkzoNobel India for an amount of €79 million. In Q1 2025, the impact from acquisitions and divestments was nil. In 2025, the results primarily related to the divestment of AkzoNobel India for an amount of €651 million, see Note 2 to the AkzoNobel Group audited financial statements. In 2024, these costs mainly related to post-merger integration costs for Huarun and Grupo Orbis, whereas in 2023 they primarily related to the gains on the divestment of the Offenbach site in Germany and the Bangkok site in Thailand.

(5)	Foreign exchange.
(6)	Other results are predominantly hyperinflation and/or royalties and service income.
(7)	Revenue includes total sales net of rebates, discounts and similar allowances, and net of sales tax.

Capital expenditures

AkzoNobel Group uses “capital expenditures,” which is the total of investments in property, plant and equipment and investments in intangible assets. AkzoNobel Group believes capital expenditures provide insight into the investment in long-term assets.

	For the three months ended March 31,
	2026			2025
	Investments in PP&E	Investments in intangible assets	Capital expenditures	Investments in PP&E	Investments in intangible assets	Capital expenditures
	(€ millions)
Decorative Paints	12	—	12	17	—	17
Performance Coatings	43	1	44	49	1	50
Corporate and Other	1	1	2	2	2	4

Total	56	2	58	68	3	71

	For the year ended December 31,
	2025			2024			2023
	Investments in PP&E	Investments in intangible assets	Capital expenditures	Investments in PP&E	Investments in intangible assets	Capital expenditures	Investments in PP&E	Investments in intangible assets	Capital expenditures
	(€ millions)
Decorative Paints	85	—	85	87	—	87	97	—	97
Performance Coatings	203	4	207	190	7	197	163	3	166
Corporate and Other	8	9	17	5	17	22	5	18	23

Total	296	13	309	282	24	306	265	21	286

Free cash flow

AkzoNobel Group uses “free cash flow,” which is the total of cash generated from/(used for) operating activities, minus capital expenditures. AkzoNobel Group believes free cash flow to be a useful measure to provide additional insight into the cash generating capability of its operations.

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions)
Net cash generated from/(used for) operating activities	(86)	(112)	915	673	1,126
Capital expenditures	(58)	(71)	(309)	(306)	(286)

Total	(144)	(183)	606	367	840

Information per Reportable Segment

The table below sets forth the revenue of AkzoNobel Group’s reportable segments for the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023. Decorative Paints represented 40.2% and 39.4% of AkzoNobel Group’s revenue and 48.1% and 41.2% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and represented 40.3%, 40.2% and 40.3% of AkzoNobel Group’s revenue and 44.9%, 42.9% and 45.1% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

Performance Coatings represented 59.8% and 60.6% of AkzoNobel Group’s revenue and 56.8% and 64.7% of AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and represented 59.7%, 59.8% and 59.7% of AkzoNobel Group’s revenue and 58.4%, 61.8% and 59.8% of AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

Corporate and Other did not represent any part of AkzoNobel Group’s revenue and had a negative contribution of approximately 4.9% and 5.9% to AkzoNobel Group’s adjusted EBITDA in the three months ended March 31, 2026 and 2025, respectively, and did not represent any part of AkzoNobel Group’s revenue and had a negative contribution of approximately 3.3%, 4.7% and 4.9% to AkzoNobel Group’s adjusted EBITDA in the years ended December 31, 2025, 2024 and 2023, respectively.

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions, unless otherwise stated)
Decorative Paints
Revenue	959	1,030	4,090	4,301	4,300
Operating income	91	77	401	405	500

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions, unless otherwise stated)
Adjusted EBITDA	166	147	648	635	645
Adjusted EBITDA margin (%)	17.3	14.3	15.8	14.8	15.0
Performance Coatings
Revenue	1,427	1,583	6,068	6,410	6,368
Operating income	140	171	300	679	698
Adjusted EBITDA	196	231	843	913	854
Adjusted EBITDA margin (%)	13.7	14.6	13.9	14.2	13.4
Corporate and Other
Revenue	—	—	—	—	—
Operating income	(54)	(56)	463	(167)	(169)
Adjusted EBITDA	(17)	(21)	(47)	(70)	(70)
Adjusted EBITDA margin* (%)	—	—	—	—	—

*	Adjusted EBITDA margin (%) for Corporate and Other is not shown, as this is not meaningful.

Decorative Paints

Three Months Ended March 31, 2026 compared to Three Months Ended March 31, 2025

Revenue for Decorative Paints decreased by €71 million, or 6.9%, to €959 million for the three months ended March 31, 2026 from €1,030 million for the three months ended March 31, 2025, principally due to impacts from currency translation due to a strong Euro and the divestment of AkzoNobel India.

Operating income for Decorative Paints increased by €14 million, or 18.2%, to €91 million for the three months ended March 31, 2026 from €77 million for the three months ended March 31, 2025, principally due to gross margin expansion on the back of higher pricing.

Adjusted EBITDA for Decorative Paints increased by €19 million, or 12.9%, to €166 million for the three months ended March 31, 2026 from €147 million for the three months ended March 31, 2025, principally due to gross margin expansion on the back of higher pricing, the impact of selling, general and administrative costs and industrial excellence programs, partially offset by a negative impact from currency translation and the divestment of AkzoNobel India.

Adjusted EBITDA margin for Decorative Paints was 17.3% for the three months ended March 31, 2026 compared to 14.3% for the three months ended March 31, 2025, an increase of 21.0%, principally due to gross margin expansion on the back of higher pricing, the impact of our selling, general and administrative costs and industrial excellence programs, partially offset by a negative impact from currency translation.

Financial Year 2025 compared to Financial Year 2024

Revenue for Decorative Paints decreased by €211 million, or 4.9%, to €4,090 million for the year ended December 31, 2025 from €4,301 million for the year ended December 31, 2024, principally due to the negative currency translation impact on revenue and other results mainly related to hyperinflation accounting.

Operating income for Decorative Paints decreased by €4 million, or 1.0%, to €401 million for the year ended December 31, 2025 from €405 million for the year ended December 31, 2024, principally due to higher restructuring expenses.

Adjusted EBITDA for Decorative Paints increased by €13 million, or 2.0%, to €648 million for the year ended December 31, 2025 from €635 million for the year ended December 31, 2024, principally due to the increase in adjusted EBITDA margin.

Adjusted EBITDA margin for Decorative Paints was 15.8% for the year ended December 31, 2025 compared to 14.8% for the year ended December 31, 2024, an increase of 1%, principally due to increased prices and lower operational expenses, partially offset by lower volume and currency translation impact.

Financial Year 2024 compared to Financial Year 2023

Revenue for Decorative Paints increased by €1 million, or 0.0%, to €4,301 million for the year ended December 31, 2024 from €4,300 million for the year ended December 31, 2023, principally due to increased sales prices, with flat volumes and partially offset by currency translation impact.

Operating income for Decorative Paints decreased by €95 million, or 19.0%, to €405 million for the year ended December 31, 2024 from €500 million for the year ended December 31, 2023, principally due to restructuring related costs in 2024, partially offset by the 2023 gains from property divestments, and operating cost inflation.

Adjusted EBITDA for Decorative Paints decreased by €10 million, or 1.6%, to €635 million for the year ended December 31, 2024 from €645 million for the year ended December 31, 2023, principally due to a decrease in adjusted EBITDA margin.

Adjusted EBITDA margin for Decorative Paints was 14.8% for the year ended December 31, 2024 compared to 15.0% for the year ended December 31, 2023, a decrease of 0.2%, principally due to inflation and currency translation impact.

Performance Coatings

Three Months Ended March 31, 2026 compared to Three Months Ended March 31, 2025

Revenue for Performance Coatings decreased by €156 million, or 9.9%, to €1,427 million for the three months ended March 31, 2026 from €1,583 million for the three months ended March 31, 2025, principally due to impacts from currency translation due to a strong Euro, lower volumes and the divestment of AkzoNobel India.

Operating income for Performance Coatings decreased by €31 million, or 18.1%, to €140 million for the three months ended March 31, 2026 from €171 million for the three months ended March 31, 2025, principally due to impacts from currency translation due to a strong Euro, lower volumes and the divestment of AkzoNobel India.

Adjusted EBITDA for Performance Coatings decreased by €35 million, or 15.1%, to €196 million for the three months ended March 31, 2026 from €231 million for the three months ended March 31, 2025, principally due to impacts from currency translation due to a strong Euro, lower volumes and the divestment of AkzoNobel India.

Adjusted EBITDA margin for Performance Coatings was 13.7% for the three months ended March 31, 2026 compared to 14.6% for the three months ended March 31, 2025, a decrease of 6.2% principally due to impacts from currency translation due to a strong Euro, lower volumes and the divestment of AkzoNobel India.

Financial Year 2025 compared to Financial Year 2024

Revenue for Performance Coatings decreased by €342 million, or 5.3%, to €6,068 million for the year ended December 31, 2025 from €6,410 million for the year ended December 31, 2024, principally due to the currency translation impact on revenue, while other results mainly related to hyperinflation accounting decreased.

Operating income for Performance Coatings decreased by €379 million, or 55.8%, to €300 million for the year ended December 31, 2025 from €679 million for the year ended December 31, 2024, principally due to recording a provision for Project Ichthys and restructuring programs.

Adjusted EBITDA for Performance Coatings decreased by €70 million, or 7.7%, to €843 million for the year ended December 31, 2025 from €913 million for the year ended December 31, 2024, principally due to a negative impact from currency translation.

Adjusted EBITDA margin for Performance Coatings was 13.9% for the year ended December 31, 2025 compared to 14.2% for the year ended December 31, 2024, a decrease of 0.3% principally due to lower operating expenses and higher sales prices, lower volumes, currency translation impact and partially offsetting the impact from higher raw material prices.

Financial Year 2024 compared to Financial Year 2023

Revenue for Performance Coatings increased by €42 million, or 0.7%, to €6,410 million for the year ended December 31, 2024 from €6,368 million for the year ended December 31, 2023, principally due to higher volumes in most businesses.

Operating income for Performance Coatings decreased by €19 million, or 2.7%, to €679 million for the year ended December 31, 2024 from €698 million for the year ended December 31, 2023, principally due to restructuring related costs in 2024, partially offset by the 2023 gains from property divestments and operating cost inflation.

Adjusted EBITDA for Performance Coatings increased by €59 million, or 6.9%, to €913 million for the year ended December 31, 2024 from €854 million for the year ended December 31, 2023, principally due to a higher margin.

Adjusted EBITDA margin for Performance Coatings was 14.2% for the year ended December 31, 2024 compared to 13.4% for the year ended December 31, 2023, an increase of 0.8% principally due to increased revenues and raw material price decreases, more than offsetting inflation of operating expenses and currency translation impact.

Corporate and Other

Three Months Ended March 31, 2026 compared to Three Months Ended March 31, 2025

Operating income for Corporate and Other increased by €2 million, or 3.6%, to negative €54 million for the three months ended March 31, 2026 from negative €56 million for the three months ended March 31, 2025.

Adjusted EBITDA for Corporate and Other increased by €4 million, or 19.0%, to negative €17 million for the three months ended March 31, 2026 from negative €21 million for the three months ended March 31, 2025.

Financial Year 2025 compared to Financial Year 2024

Operating income for Corporate and Other increased by €630 million, or 377.3%, to €463 million for the year ended December 31, 2025 from negative €167 million for the year ended December 31, 2024, principally due to a gain on the divestment of AkzoNobel India.

Adjusted EBITDA for Corporate and Other increased by €23 million, or 32.9%, to negative €47 million for the year ended December 31, 2025 from negative €70 million for the year ended December 31, 2024, principally due to lower fixed manufacturing related costs and lower global general and administrative expenses.

Financial Year 2024 compared to Financial Year 2023

Operating income for Corporate and Other remained largely flat with an increase of €2 million, or 1.2%, to negative €167 million for the year ended December 31, 2024 from negative €169 million for the year ended December 31, 2023.

Adjusted EBITDA for Corporate and Other remained at negative €70 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023.

Liquidity and Capital Resources

AkzoNobel Group’s primary sources of liquidity are cash on hand, net cash generated from operating activities, net cash generated from financing activities and available borrowing capacity under its RCF.

AkzoNobel Group’s approach to managing liquidity is to maintain sufficient cash and cash equivalents to enable it to meet its liabilities as they fall due. AkzoNobel Group aims for a well-spread maturity schedule of its long-term borrowings and a strong liquidity position. At March 31, 2026, AkzoNobel Group had €2.8 billion of cash and cash equivalents available (2025: €1.6 billion) and €270 million of short-term investments (2025: €173 million). At December 31, 2025, AkzoNobel Group had €1.6 billion of cash and cash equivalents available (2024: €1.3 billion; 2023: €1.5 billion) and €302 million of short-term investments (2024: €165 million; 2023: €265 million).

AkzoNobel Group’s capital markets activities consist predominantly of senior note and commercial paper issuances.

AkzoNobel Group believes that, as of the date of this prospectus, its existing cash resources are adequate to meet its present financing requirements for at least 12 months following the date of this proxy statement/prospectus.

Euro Medium Term Note Programme

AkzoNobel Group issues senior unsecured notes from time to time under its Euro Medium Term Note Programme, as most recently updated on March 5, 2026 and supplemented by a supplement to the prospectus dated June 3, 2026. Under this program, AkzoNobel Group has issued the following series of notes which remain outstanding as of the date of this proxy statement/prospectus: (i) 1.50% fixed rate senior unsecured notes due March 28, 2028 in an aggregate principal amount of €600 million, (ii) 3.625% fixed rate senior unsecured notes due June 16, 2029 in an aggregate principal amount of €750 million (iii) 1.625% fixed rate senior unsecured notes due April 14, 2030 in an aggregate principal amount of €750 million, (iv) 4.000% fixed rate senior unsecured notes due March 25, 2031 in an aggregate principal amount of €600 million, (v) 2.00% fixed rate senior unsecured notes due March 28, 2032 in an aggregate principal amount of €600 million, (vi) 4.000% fixed rate senior unsecured notes due May 24, 2033 in an aggregate principal amount of €500 million, (vii) 3.750% fixed rate senior unsecured notes due September 16, 2034 in an aggregate principal amount of €500 million, (viii) 4.000% fixed rate senior unsecured notes due March 31, 2035 in an aggregate principal amount of €500 million and (ix) 4.625% fixed rate senior unsecured notes due March 25, 2036 in an aggregate principal amount of €500 million.

RCF

In the context of the transaction, AkzoNobel also replaced its existing multi-currency revolving credit facility with a new facilities agreement with a syndicate of banks providing a €1.5 billion multi-currency revolving credit facility (which includes a $750 million swingline facility) (together, the “RCF”). The RCF has an initial maturity date of March 3, 2031, five years from the date of the facilities agreement, with the option for up to two one-year extensions. The interest rate for loans borrowed pursuant to the RCF depends on the currency of such loans. For loans denominated in U.S. dollars, the interest rate is a benchmark rate based on the secured overnight financing rate. For loans denominated in GBP, the interest rate is the overnight index average for sterling and for loans denominated in Euros, the interest rate is the euro interbank offered rate for euro plus in each case the applicable margin. Certain customary commitment, coordination and agency fees are payable in respect of the total commitments. The RCF does not contain financial covenants or acceleration provisions that are based on adverse changes in ratings or material adverse change. As of the filing of this proxy statement/prospectus, the RCF remained undrawn. For further information, see the section of this proxy statement/prospectus entitled “Proposal 2: The Merger Proposal—The AkzoNobel Debt Financing for the Transaction.”

Further, at March 31, 2026, AkzoNobel had €0.5 billion of short-term bank loans outstanding against three-month Euribor plus a markup (2025: €0.5 billion against three-month Euribor plus a markup). None of these facilities contain financial covenants.

Commercial Paper Programs

AkzoNobel Group has $3.0 billion and €1.5 billion commercial paper programs in place, which it intends to continue to use only to the extent that the equivalent portion of its €1.5 billion RCF remains unused. AkzoNobel Group has €150 million commercial paper notes outstanding under its EUR program as at March 31, 2026 (March 31, 2025: €992 million, as against an average interest rate of 2.93%). AkzoNobel Group had no commercial paper notes outstanding under its USD program as at March 31, 2026 and March 31, 2025.

Cash Flow Analysis

The following table presents the primary components of AkzoNobel Group’s cash flow for the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023:

	For the three months ended March 31,		For the year ended December 31,
	2026	2025	2025	2024	2023
	(€ millions)
Net cash generated from/(used for) operating activities	(86)	(112)	915	673	1,126
Net cash generated from/(used for) investing activities	(8)	(63)	442	(132)	(144)
Net cash generated from/(used for) financing activities	1,217	471	(981)	(684)	(827)

Net cash generated from/(used for) continuing operations	1,123	296	376	(143)	155

Net cash generated from/(used for) discontinued operations	—	(1)	(1)	(5)	(6)
Net change in cash and cash equivalents from continued and discontinued operations	1,123	295	375	(148)	149

Net cash and cash equivalents at January 1	—	—	1,273	1,453	1,398
Effect of exchange rate changes on cash and cash equivalents	18	(7)	(43)	(32)	(94)
Net cash and cash equivalents at March 31 and December 31, respectively	2,746	1,561	1,605	1,273	1,453

Net cash and cash equivalents at March 31, 2026 amounted to €2,746 million compared to €1,561 million at March 31, 2025. This increase was mainly driven by improvements in changes in working capital and a net inflow of short-term investments.

Net cash and cash equivalents at December 31, 2025 amounted to €1,605 million compared to €1,273 million at December 31, 2024. This increase was mainly driven by improvements in changes in working capital, higher movements in other provisions and proceeds from divestment, partially offset by tax charges, interest expenses and repayments of borrowings.

Net cash and cash equivalents at December 31, 2024 amounted to €1,273 million compared to €1,453 million at December 31, 2023. This decrease was mainly driven by larger working capital outflow partially offset by lower tax charges, lower repayments of short-term investments and borrowings.

Net cash generated from/(used for) operating activities

For the three months ended March 31, 2026, cash used for operating activities was negative €86 million, compared to negative €112 million for the three months ended March 31, 2025. This increase was mainly driven by improvements in changes in working capital.

For the year ended December 31, 2025, cash generated from operating activities was €915 million, compared to €673 million for the year ended December 31, 2024. This increase was mainly driven by improvements in changes in working capital fueled by lower inventories, lower accounts receivables and higher accounts payables.

For the year ended December 31, 2024, cash generated from operating activities was €673 million, compared to €1,126 million for the year ended December 31, 2023. This decrease was mainly driven by larger working capital outflow partially offset by lower tax charges.

Net cash generated from/(used for) investing activities

For the three months ended March 31, 2026, cash used for investing activities was €8 million, compared to cash used for investing activities of €63 million for the three months ended March 31, 2025. This increase was mainly driven by a net inflow in short-term investments.

For the year ended December 31, 2025, cash generated from investing activities was €442 million, compared to cash used for investing activities of €132 million for the year ended December 31, 2024. This increase was mainly driven by cash flows from divestments being partially offset by net outflow in short-term investments.

For the year ended December 31, 2024, cash used for investing activities was €132 million, compared to cash used for investing activities of €144 million for the year ended December 31, 2023. This decrease was mainly driven by the lower net impact of repayments of, and investments in, short-term investments.

Net cash generated from/(used for) financing activities

For the three months ended March 31, 2026, generated from financing activities was €1,217 million, compared to €471 million for the three months ended March 31, 2026. This increase was mainly driven by higher repayments of borrowings.

For the year ended December 31, 2025, cash used for financing activities was €981 million, compared to €684 million for the year ended December 31, 2024. This increase was mainly driven by higher repayments of borrowings.

For the year ended December 31, 2024, cash used for financing activities was €684 million, compared to €827 million for the year ended December 31, 2023. This decrease was mainly driven by lower repayments of borrowings.

Net cash generated from/(used for) continuing operations

For the three months ended March 31, 2026, cash generated from continuing operations was €1,123 million, compared to cash generated from continuing operations of €296 million for the three months ended March 31, 2026, mainly driven by cash flows from financing activities.

For the year ended December 31, 2025, cash generated from continuing operations was €376 million, compared to cash used for continuing operations of €143 million for the year ended December 31, 2024, mainly driven by improvements in changes in working capital, higher movements in other provisions partially offset by tax charges and interest, cash flows from divestments being partially offset by net outflow in short-term investments and higher payments of borrowings.

For the year ended December 31, 2024, cash used for continuing operations was €143 million, compared to cash generated from continuing operations of €155 million for the year ended December 31, 2023. This decrease was mainly driven by larger working capital outflow partially offset by lower tax charges, lower repayment of short-term investments and borrowings.

Contractual Commitments

Purchase commitments for property, plant and equipment at December 31, 2025, 2024 and 2023, respectively, aggregated €71 million, €23 million and €18 million.

AkzoNobel Group policies do not allow engaging in material off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on its financial condition, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued and Adopted Accounting Standards

A description of recently issued and adopted accounting standards that may potentially impact AkzoNobel Group’s financial position, result of operations or cash flows is disclosed in Note 1 to the AkzoNobel Group audited financial statements included elsewhere in this proxy statement/prospectus.

Critical Accounting Estimates and Judgments

For information on AkzoNobel Group’s general accounting policies and significant accounting estimates and judgments, see Note 1 to the AkzoNobel Group audited financial statements included elsewhere in this proxy statement/prospectus.

For information on the annual goodwill impairment assessment (including discussion of key assumptions), see Note 10 to the AkzoNobel Group audited financial statements included elsewhere in this proxy statement/prospectus. In 2025, 2024 and 2023, no impairment charges were recognized in relation to the annual impairment test. The sensitivity tests performed for 2025 show that reasonably possible changes in key assumptions would not cause carrying amounts to exceed recoverable amounts for any of the business units. AkzoNobel Group determined that the recoverable amount of each business unit substantially exceeded the assigned carrying value.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. AkzoNobel Group’s primary market risks include foreign currency exchange rate risks on transacting in multiple geographies around the world and in repatriation of profits to the Netherlands, and in interest rate risks on cost of financing. AkzoNobel Group is exposed to risks in the ordinary course of business. Management regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges. Potential risks are discussed below.

Liquidity Risk

Liquidity risk is the risk that AkzoNobel Group will not be able to meet its financial obligations as they fall due. AkzoNobel Group manages liquidity risk by maintaining adequate levels of cash and cash equivalents, committed credit facilities and access to capital markets.

AkzoNobel Group monitors liquidity risk on an ongoing basis by forecasting cash flows, taking into account expected operating performance, capital expenditures, debt maturities, dividend payments and potential portfolio actions. Liquidity forecasts are regularly reviewed to ensure that sufficient financial resources are available under both normal and stressed market conditions.

In recent years, AkzoNobel Group focused on disciplined cash flow management, including working capital optimization and controlled capital expenditure, in order to preserve financial flexibility in a challenging market environment. AkzoNobel Group maintained access to committed credit facilities and diversified funding sources to mitigate refinancing risk and support its liquidity position.

For more information about AkzoNobel Group’s financial obligations, please see the section of this proxy statement/prospectus entitled “—Liquidity and Capital Resources.”

Credit Risk

Credit risk is the risk of financial loss arising from a counterparty’s failure to meet its contractual obligations. AkzoNobel Group is exposed to credit risk primarily through trade receivables from customers, as well as through cash deposits, derivatives and other financial instruments with financial institutions.

AkzoNobel Group manages credit risk through a combination of credit assessments, credit limits, monitoring of customer payment behavior and, where appropriate, the use of credit insurance or other credit risk mitigation tools. Credit risk exposure is diversified across a large number of customers operating in different industries and geographic markets.

In 2025 and into 2026, heightened macroeconomic uncertainty in certain regions increased the importance of active credit risk management. AkzoNobel Group continued to closely monitor customer credit quality and adjusted allowances for doubtful accounts where necessary, reflecting changes in customer payment behavior and financial conditions.

Credit risk related to financial counterparties is managed by dealing primarily with high-quality financial institutions and by setting counterparty limits in accordance with internal treasury policies. Due to AkzoNobel Group’s geographical spread and the diversity of its customers, it is currently not subject to any significant concentration of credit risks.

The credit risk from trade receivables is measured and analyzed by dedicated teams in the businesses, mainly by means of ageing analysis (see Note 16 to the AkzoNobel Group audited financial statements for further information). Additionally, trade receivables and financial assets measured at amortized cost are subject to the expected credit loss impairment model either using the general or the simplified approach.

The maximum exposure to credit risk is represented by the carrying value of financial assets in the balance sheet, which at March 31, 2026 was €5.9 billion (2025: €4.8 billion) and at December 31, 2025 was €4.4 billion (2024: €4.1 billion) for cash and cash equivalents, short-term investments, loans and trade and other receivables. AkzoNobel Group’s credit risk is well spread among both global and local counterparties. AkzoNobel Group’s largest counterparty risk amounted to €224 million at year-end 2025 (2024: €259 million).

Foreign Exchange Risk

Foreign exchange risk arises from fluctuations in exchange rates that affect AkzoNobel Group’s cash flows, earnings and net assets. AkzoNobel Group is exposed to foreign exchange risk through its international operations, as revenues and costs are denominated in various currencies, while AkzoNobel Group’s reporting currency is the euro.

Foreign exchange risk includes both translation risk, arising from the conversion of foreign currency financial statements into euros, and transaction risk, arising from transactions denominated in currencies other than the functional currency of the relevant entity.

In 2025 and into 2026, movements in foreign exchange rates, including a strengthening of the euro against several major currencies, affected AkzoNobel Group’s reported revenue and operating results. Though Q1 2026 and 2025 represented exceptionally strong periods for the euro, AkzoNobel Group generally seeks to mitigate foreign exchange risk through natural hedging, including matching revenues and costs in the same currency, local sourcing and manufacturing, and, where appropriate, the use of financial instruments in line with treasury policies.

Sensitivities on Financial Instruments Recorded in the Balance Sheet at December 31, 2025
Sensitivity Object: Foreign Currencies	Sensitivity	Hypothetical Impact
AkzoNobel Group performs foreign currency sensitivity analysis by applying an adjustment to the spot rates prevailing at year-end. This adjustment is based on observed changes in the exchange rate in the past and management’s expectation for reasonably possible* future movements over a longer term from a sensitivity test perspective. AkzoNobel Group then applies the expected possible volatility to revalue all monetary assets and liabilities (including derivative financial instruments) in a currency other than the functional currency of the subsidiary in the balance sheet at year-end. These effects are of a fairly linear nature.

•

A 10% (2024: 10%) strengthening of other currencies versus USD

•

A 10% (2024: 10%) strengthening of other currencies versus GBP

•

A 10% (2024: 10%) strengthening of other currencies versus Chinese yuan

• Profit €33 million (2024: profit €21 million). • Loss €1 million (2024: profit €1 million) • Profit €1 million (2024: profit €1 million)

*	This analysis does not indicate any probability of such changes occurring; nor does it preclude larger changes in any given period or longer term.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates will affect AkzoNobel Group’s financial performance and cash flows. AkzoNobel Group is exposed to interest rate risk primarily through its interest-bearing borrowings and cash balances.

AkzoNobel Group manages interest rate risk by maintaining an appropriate balance between fixed-rate and floating-rate debt, taking into account prevailing market conditions, the maturity profile of its debt portfolio and its risk appetite. Interest rate derivatives may be used to hedge exposure to fluctuations in interest rates, in accordance with treasury policies. Fixed rate debt results in fair value interest rate risk. Floating rate debt results in cash flow interest rate risk. At December 31, 2025, 81% of AkzoNobel Group’s total debt consisted of fixed rate bonds (2024: 64%; 2023: 62%), and 12% of short-term loans (2024: 11%; 2023: 15%). AkzoNobel Group had no commercial paper at the end of 2025 (2024: 18%; 2023: 14%). The fixed-floating ratio of its outstanding bonds was 100% fixed (2024: 100% fixed; 2023: 100% fixed). The weighted average maturity of its outstanding bonds at year-end is 5.3 years (2024: 5.8 years; 2023: 5.4 years). The remainder of AkzoNobel Group’s total debt consisted of lease liabilities and other debt. In recent years, AkzoNobel Group has not used any interest rate derivatives.

During 2025 and into 2026, interest rate levels remained elevated compared with historical averages. As a result, interest expense and refinancing considerations remained an area of focus in AkzoNobel Group’s financial management. AkzoNobel Group continued to actively manage its debt profile to mitigate the impact of interest rate volatility on earnings and cash flows.

Sensitivities of Financial Instruments Recorded in the Balance Sheet at December 31, 2025
Sensitivity Object: Interest Rate	Sensitivity	Hypothetical impact
AkzoNobel Group performs interest rate sensitivity analysis by applying an adjustment to the interest rate curve prevailing at year-end. This adjustment is based on observed changes in the interest rate in the past and management’s expectation for reasonably possible* future movements over a longer term from a sensitivity test perspective. AkzoNobel Group then applies the expected possible volatility to revalue all interest bearing assets and liabilities. These effects are of a fairly linear nature.

•

A 100 basis points (2024: 100 basis points) increase of EUR interest rates

•

A 100 basis points (2024: 100 basis points) increase of USD interest rates

•

A 100 basis points (2024: 100 basis points) increase of GBP interest rates

• Loss €1 million (2024: loss €10 million) • Profit €1 million (2024: profit €1 million) • Nil (2024: profit €1 million)

*	This analysis does not indicate any probability of such changes occurring; nor does it preclude larger changes in any given period or longer term.

Capital Risk

Capital risk management focuses on ensuring that AkzoNobel Group maintains a strong capital structure that supports its business strategy, safeguards financial stability and provides flexibility to invest in growth opportunities, while delivering appropriate returns to shareholders.

AkzoNobel Group manages capital risk by monitoring key metrics such as net debt, leverage ratios and credit ratings. Capital allocation decisions take into account operating performance, cash flow generation, investment requirements, dividend policy and potential portfolio actions.

In 2025 and into 2026, capital risk management continued to be an important focus, particularly in light of ongoing market uncertainty and portfolio optimization initiatives. AkzoNobel Group seeks to maintain a balanced approach to capital allocation, prioritizing financial discipline, balance sheet strength and long-term value creation.

MANAGEMENT OF MERGECO

Grégoire (Greg) Poux-Guillaume

Chief Executive Officer, AkzoNobel | executive director and Chief Executive Officer, MergeCo (b. January 26, 1970)

Greg Poux-Guillaume joined AkzoNobel in November 2022 as Chief Executive Officer and Chair of the Board of Management and Executive Committee, bringing with him 30 years of experience in various industrial businesses and private equity. Previously, Greg Poux-Guillaume was the chairman of the board of directors of medmix Ltd. Before joining AkzoNobel, he was Chief Executive Officer of flow control specialist Sulzer from 2015 to 2022 and before that, Chief Executive Officer of General Electric Grid Solutions, a leader in medium and high voltage equipment, software and automation. From 2011 to 2015, Greg Poux-Guillaume was Executive Vice-President of Alstom Group and served as President and Chief Executive Officer of Alstom Grid. From 2009 to 2011, he was a Senior Managing Director at CVC Capital Partners. Prior to this, he held various positions with Alstom Group from 2003 to 2008, in technology venture capital with Softbank and in consulting with McKinsey & Company.

Greg Poux-Guillaume started his career in exploration and production with TotalEnergies. Greg Poux-Guillaume holds a B.S. and an M.S. in mechanical engineering from the Ecole Centrale Paris and an M.B.A. from Harvard. Greg Poux-Guillaume is a member of the board of directors of Stichting France Nederland Cultuurfonds and the American Coatings Association.

Chris Villavarayan

Chief Executive Officer and President, Axalta | executive director and Deputy-Chief Executive Officer, MergeCo (b. June 12, 1970)

Chris Villavarayan has served as Chief Executive Officer and President of Axalta since January 2023. Chris Villavarayan joined Axalta from Meritor, Inc., a global supplier of a broad range of integrated systems, modules and components to OEMs and the aftermarket for the commercial vehicle, transportation and industrial sectors (“Meritor”), where he held a number of positions of increasing responsibility over the course of 22 years, most recently serving, from 2021 until October 2022, as Chief Executive Officer and President. Prior to this role, he served, from 2020 to 2021, as Executive Vice President and Chief Operating Officer, overseeing Meritor’s global operations for both its business units, Global Truck and Aftermarket & Industrial, and serving, from 2018 to 2021, as board lead with executive oversight of Meritor’s four largest joint ventures. From 2018 to 2020, Chris Villavarayan served as Senior Vice President and President – Global Truck, with responsibility for leading profit and loss across Meritor’s global truck business, and from 2014 to 2018 as President – Americas, managing multiple businesses across portfolios as leader of Meritor’s North and South America businesses. Meritor was acquired by Cummins Inc. in August 2022.

Chris Villavarayan currently serves as a director on the board of Franklin Electric Co., Inc. and Focus: HOPE, a Detroit-based non-profit organization. Chris Villavarayan holds a B.S. in civil engineering from McMaster University and completed the Wharton Executive Education Advanced Finance Program.

Rakesh Sachdev

Board Chair, Axalta | non-executive director and Chair, MergeCo (b. February 21, 1956)

Rakesh Sachdev has served as an independent director of Axalta since August 2020 and as Axalta’s Board Chair since January 2023. He also served as Axalta’s interim Chief Executive Officer from August 2022 through December 2022. Rakesh Sachdev is currently Chairman of the Board of Regal Rexnord Corporation and serves as a board member of Edgewell Personal Care Company, Herc Holdings and Actylis. He is also a senior advisor at New Mountain Capital. Rakesh Sachdev has deep experience in the chemical, industrial and life sciences industries and brings significant global expertise in strategy, finance, operations and mergers and acquisitions. He previously served as Chief Executive Officer of Platform Specialty Products Corporation, a leading global specialty chemicals company, from 2016 to 2019. Prior to that, he led Sigma-Aldrich Corporation, a leading S&P 500 global life sciences and technology company, as its President and Chief Executive Officer from 2010 until 2015, when it was acquired by Merck KGaA. Rakesh Sachdev previously held executive positions at Meritor and Cummins Inc. (a global engine and power systems manufacturer).

Rakesh Sachdev holds a B.S. in mechanical engineering from the Indian Institute of Technology, Delhi, an M.S. in mechanical engineering from the University of Illinois at Urbana-Champaign, and an M.B.A. from Indiana University.

Ben Noteboom

Chair of the Supervisory Board, AkzoNobel | non-executive director and Vice-chair, MergeCo (b. July 4, 1958)

Ben Noteboom was appointed to the Supervisory Board of AkzoNobel in April 2023. He currently is the Chair of the Supervisory Board, the Chair of the Nomination Committee and a member of the Remuneration Committee of AkzoNobel. Furthermore, he currently is the Chair of the Supervisory Board of Koninklijke Vopak N.V., Vice Chair of the Supervisory Board of Koninklijke KPN N.V and board member of Stichting Preferente Aandelen Heijmans.

Previously, Ben Noteboom was a member of the Supervisory Boards of Aegon N.V., Wolters Kluwer N.V. and Koninklijke Ahold Delhaize N.V., as well as Chief Executive Officer and Chair of the Board of Management at Randstad and held different management positions at Dow Chemicals (for nearly nine years). Ben Noteboom holds a law degree from Erasmus University Rotterdam.

Carl Anderson

Senior Vice President and Chief Financial Officer, Axalta | executive director (upon the resignation of the Deputy-Chief Executive Officer as an executive director) and Chief Financial Officer, MergeCo (b. August 21, 1969)

Carl Anderson has served as Senior Vice President and Chief Financial Officer at Axalta since August 2023. Prior to this, Carl Anderson served as the Chief Financial Officer for XPO, Inc., a leading provider of freight transportation services, from November 2022 to August 2023. Prior to XPO, Carl Anderson was Senior Vice President and Chief Financial Officer at Meritor from March 2019 to October 2022. Throughout his 16-year tenure with Meritor, Carl Anderson also served as Group Vice President, Finance; Treasurer; Assistant Treasurer; and Director, International Capital Markets, Risk Management and Corporate Insurance. Earlier, he held treasury and financial planning roles at General Motors Acceptance Corporation after beginning his career with First Chicago Corporation. Carl Anderson holds a B.A. in Economics from Michigan State University and an M.B.A. from Wayne State University.

Jaska de Bakker

Member of the Supervisory Board, AkzoNobel | non-executive director, MergeCo (b. October 28, 1970)

Jaska de Bakker was appointed to the Supervisory Board of AkzoNobel in April 2024. She currently is a member of the Audit Committee of AkzoNobel. Furthermore, she currently is a member of the Board of Directors and chair of the Control and Risk Committee of Prysmian S.p.A., a member of the Board of Directors and chair of the Audit Committee of Nobian Coöperatief U.A. and a member of the Supervisory Board and chair of the Audit Committee of Stichting The Ocean Cleanup, until August 2026.

Previously, Jaska de Bakker was a member of the Supervisory Board and Nomination Committee and chair of the Audit Committee of Redcare Pharmacy N.V., as well as Chief Financial Officer at Koninklijke

FrieslandCampina N.V. and Koninklijke Haskoning Groep B.V. Jaska de Bakker holds a MSc degree in Econometrics from University of Amsterdam and an M.B.A. from Northwestern University, Kellogg School of Management.

Wouter Kolk

Member of the Supervisory Board, AkzoNobel | non-executive director, MergeCo (b. April 26, 1966)

Wouter Kolk was appointed to the Supervisory Board of AkzoNobel in April 2024. He currently is the Chair of the Remuneration Committee of AkzoNobel and a member of the Nomination Committee of AkzoNobel. Furthermore, he currently is a member of the Supervisory Boards of WE Europe B.V. and Goedhart Brood & Specialiteiten B.V. Wouter Kolk is also a senior advisor to McKinsey Company, Inc.

Previously, Wouter Kolk held various positions within Ahold Delhaize, including as a member of the management board of Koninklijke Ahold Delhaize N.V. and Chief Executive Officer of Ahold Delhaize Europe & Indonesia. Wouter Kolk also served as Chief Executive Officer of WE Fashion B.V. Wouter Kolk holds a B.A. in Marketing and Strategy from Hogeschool Haarlem.

Jan Bertsch

Director, Axalta | non-executive director, MergeCo (b. January 14, 1957)

Jan Bertsch has served as an independent director of Axalta since September 2022. She currently serves as the independent chair of the board of directors for BWX Technologies, Inc., a manufacturing and engineering innovator that provides safe and effective nuclear solutions for global security, clean energy, environmental remediation, nuclear medicine and space exploration, where she previously served as chair of the audit and finance committee and a member of the compensation committee. Jan Bertsch also serves on the board of directors of Regal Rexnord Corporation, a manufacturer of industrial and powertrain solutions, and is a member of its audit committee and was previously on the Compensation and Human Resources Committee.

She previously served on the board of directors of Meritor, Inc., a global supplier of drivetrain, mobility, braking, aftermarket and electric powertrain solutions for commercial vehicle and industrial markets, where she was also chair of the audit committee and a member of the governance and nominating committee until the acquisition of Meritor, Inc. by Cummins Inc. in August 2022. Prior to her retirement in 2019, Jan Bertsch held executive positions at Owens-Illinois, Inc. (now O-I Glass) and Sigma-Aldrich Corporation. Prior to joining Sigma-Aldrich, Jan Bertsch served in a variety of finance and IT leadership roles of increasing responsibility at BorgWarner, Chrysler, Visteon Corp. and Ford Motor Company. She has served as a member of the Cisco Board of Advisors, Microsoft Advisory Board and CIO Executive Board. Jan Bertsch holds a bachelor’s degree in finance from Wayne State University and an M.B.A. from Eastern Michigan University.

Kevin Stein

Director, Axalta | non-executive director, MergeCo (b. February 6, 1966)

Kevin Stein has served as an independent director at Axalta since September 2023. He served as President and Chief Executive Officer of TransDigm Group Incorporated from April 2018 until his retirement in September 2025 and as a member of the Board of Directors of TransDigm from April 2018 until March 2026. Kevin Stein joined TransDigm Group Incorporated in 2014 as Chief Operating Officer of the Power and Controls Segment. He then became the Chief Operating Officer and President in January of 2017, before being promoted to Chief Executive Officer in April of 2018. Prior to joining TransDigm Group Incorporated, Kevin Stein worked for Precision Castparts Corporation, now a division of Berkshire Hathaway, in a variety of senior leadership roles. Previously, he served as a division president for Cooper Industries and Tyco Electronics/Raychem Corporation. Kevin Stein earned his bachelor’s degree in Chemistry from Hobart College and his master’s and Ph.D. in Inorganic Chemistry from Stanford University.

COMPENSATION OF MERGECO DIRECTORS

AkzoNobel Group

Introduction

This section provides information on the compensation provided by AkzoNobel in fiscal year 2025 to Greg Poux-Guillaume (Chief Executive Officer and member of the AkzoNobel Board of Management), Ben Noteboom (Chair of the AkzoNobel Supervisory Board), Jaska de Bakker (member of the AkzoNobel Supervisory Board) and Wouter Kolk (member of the AkzoNobel Supervisory Board).

It is expected that Greg Poux-Guillaume, Ben Noteboom, Jaska de Bakker and Wouter Kolk will serve on the MergeCo Board following completion.

This disclosure describes all compensation paid and benefits in kind granted to Greg Poux-Guillaume, Ben Noteboom, Jaska de Bakker and Wouter Kolk by AkzoNobel and its subsidiaries for services in all capacities, including contingent or deferred compensation accrued with respect to fiscal year 2025, even if payable at a later date.

Highlights of Business Performance

In fiscal year 2025, AkzoNobel operated in a complex economic environment characterized by persistent inflation, volatile exchange rates and challenging market conditions in certain regions and segments. Despite these headwinds, performance on adjusted EBITDA reached €1,444 million (131% of target; €1,555 million when adjusted for constant currencies and divestment of Akzo Nobel India Limited), adjusted return on average invested capital reached 13.5% (108% of target), and organic revenue growth compared with select competitors* reached 0.55% (114% of target), all three metrics were above target for the financial year 2025. For the financial year 2025, adjusted operating income reached €1,081 million (97% of target; €1,133 million when adjusted for constant currencies and divestment of Akzo Nobel India Limited) and free cash flow reached €606 million (126% of target). AkzoNobel uses certain non-IFRS financial measures as key performance indicators in its executive remuneration framework. These measures are used because the AkzoNobel Supervisory Board believes they provide a more accurate reflection of the underlying operational and financial performance of the business, and therefore serve as more meaningful bases for incentive compensation decisions. Specifically, the adjusted operating income and adjusted EBITDA are used in AkzoNobel’s incentive plans as non-IFRS financial measures.

To enhance organizational efficiency, the company implemented a targeted reduction of 2,200 positions globally, with actual reductions amounting to 2,900 positions. The company sold its shareholding in AkzoNobel India to the JSW Group, completing the divestment in December 2025. In November 2025, AkzoNobel and Axalta agreed to combine in a merger of equals which will create a premier global coatings company, subject to shareholder approval and other relevant conditions being met.

Summary of the 2025 Revision of the Remuneration Policy for the AkzoNobel Board of Management

The remuneration policy for the AkzoNobel Board of Management (the “Remuneration Policy”) was most recently revised in 2025. At the Annual General Meeting of Shareholders of AkzoNobel held on April 25, 2025 (the “AkzoNobel 2025 AGM”), AkzoNobel shareholders adopted an amendment of the Remuneration Policy, with retroactive effect from January 1, 2025. The revisions implemented through the 2025 amendment of the Remuneration Policy intend to better align the Remuneration Policy with AkzoNobel’s strategic priorities, enhance risk management provisions, and reflect evolving market practices. The remuneration offered is designed to be highly competitive within AkzoNobel’s talent pool and within a broader European context, while also reflecting the unique remuneration landscape and societal environment in which AkzoNobel operates.

*

Organic revenue growth compared with Sherwin-Williams, Nippon Paint, PPG, Axalta and BASF Coatings. For Axalta and Sherwin-Williams, only performance for the coatings business is taken into consideration. Performance on this metric is measured against 33 months following the start of the conditional period for all companies, except PPG which is measured full year.

To realize AkzoNobel’s strategy and the sustainable, long-term value it aims for, the Remuneration Policy is designed to attract, motivate, and retain high caliber AkzoNobel Board of Management members by linking a part of their remuneration to achieving strategic objectives through the criteria and targets included in the short-term and long-term incentives; providing market-competitive compensation aligned with peer group companies competing for similar talent; and encouraging share ownership to create alignment with the interests of AkzoNobel shareholders and to incentivize sustainable long-term value creation.

The changes that were implemented through the 2025 revision of the Remuneration Policy can be summarized as follows:

•

The AkzoNobel Supervisory Board reviewed the performance metrics for long-term incentives and adjusted their weighting to better align with AkzoNobel’s strategic priorities. The 2023 Remuneration Policy, on the basis of which the long-term incentive payout was calculated in 2025, assigned a 40% weighting to adjusted EBITDA, a 20% weighting to adjusted return on average invested capital, a 20% weighting to revenue growth and a 20% weighting to environmental, social and governance (“ESG”) metrics. As part of the 2025 revision of the Remuneration Policy, the weight of the financial metric adjusted return on average invested capital was increased to 40%, while the revenue growth metric was removed (already in 2024 Remuneration Policy revision).

•	Additional malus and clawback triggers related to risk management, individual misconduct and reasonableness and fairness were included in the Remuneration Policy.

•

For new members of the AkzoNobel Board of Management from outside AkzoNobel, the reference to ‘sign-on’ was changed to ‘buy-out’ to reflect the practice to (partially) compensate new members of the AkzoNobel Board of Management for variable pay forfeited as a result of leaving a previous employer.

This summary does not purport to be a complete summary of the changes made, or a complete description of the specific changes referred to in this summary.

Summary of the Remuneration Policy for the AkzoNobel Supervisory Board

The remuneration policy for the AkzoNobel Supervisory Board (the “SB Remuneration Policy”) was adopted at the AkzoNobel 2025 AGM, with effect from January 1, 2025 (retroactively). In principle, the SB Remuneration Policy will remain in effect until AkzoNobel’s annual general meeting in 2029. However, Axalta and AkzoNobel are currently preparing a remuneration policy for the MergeCo Board, which will be proposed for adoption at the AkzoNobel Extraordinary General Meeting. If adopted by AkzoNobel shareholders at the AkzoNobel Extraordinary General Meeting, such remuneration policy will become effective as of completion, and the SB Remuneration Policy will cease to apply. The previous policy was adopted in full at AkzoNobel’s annual general meeting in 2021 and was most recently amended at AkzoNobel’s annual general meeting in 2024. Following the adoption of new remuneration levels at AkzoNobel’s annual general meeting in 2024, no further changes were made in 2025, apart from some technical and non-substantial textual updates.

In order to recruit and retain qualified AkzoNobel Supervisory Board members and ensure an AkzoNobel Supervisory Board with a balanced composition, the remuneration is designed to be attractive and competitive. In compliance with the Dutch Corporate Governance Code, remuneration reflects the responsibilities and the time spent, is not dependent on the results of the Company and is not awarded in shares.

This summary does not purport to be a complete summary of the changes made, or a complete description of the specific changes referred to in this summary.

Remuneration Package for Greg Poux-Guillaume

Compensation Package for the Chief Executive Officer

Pursuant to the Remuneration Policy, the remuneration of the members of the AkzoNobel Board of Management consists of the following elements: (i) fixed annual base salary; (ii) variable remuneration consisting of (a) performance-related short-term incentives delivered in cash (with the ability to award matching shares) (“STI”), (b) a share matching plan, and (c) performance-related long-term incentives awarded in the form of shares (“LTI”); (iii) post-contractual benefits (pension); and (iv) other benefits.

The compensation package for Greg Poux-Guillaume during fiscal year 2025 consisted of the following fixed and variable components, which are discussed in more detail below:

•	Fixed annual base salary;

•	STI;

•	LTI consisting of conditional performance shares;

•	Pension; and

•	Benefits.

Base Salary

The base salary of Greg Poux-Guillaume consists of fixed cash compensation paid in monthly instalments. In fiscal year 2025, the base salary of Greg Poux-Guillaume amounted to €1,290,000 gross. The base salary was not increased in fiscal year 2025.

Short-term Incentive (“STI”)

The STI aligns short-term business objectives with sustainable long-term value creation. In fiscal year 2025, Greg Poux-Guillaume’s target STI was 100% of base salary, with a maximum opportunity of 150% of base salary.

Short-term performance is measured with a weighting of 70% based on financial objectives that reflect the profitable growth AkzoNobel aims for and 30% based on quantifiable non-financial objectives. For the financial objectives, performance is incentivized through the following metrics, measured over a one-year period: adjusted operating income (40%) and free cash flow (30%). For the non-financial objectives, performance is measured on people, organizational efficiency, industrial excellence and portfolio management targets.

For each metric, the AkzoNobel Supervisory Board, upon the recommendation of the AkzoNobel Remuneration Committee, sets performance targets and ranges each year. These performance ranges determine: (i) the threshold level, at which 0% of the target amount is paid out and below which no payouts are made; (ii) the target performance level, at which 100% of the target payout is made; and (iii) the performance level, at which the maximum payout of 150% of the target payout is made. In aggregate, STI awards will not exceed 150% of base salary for Greg Poux-Guillaume.

STI awards are paid in cash when performance over the previous year has been assessed. The STI plan serves as AkzoNobel’s annual bonus plan. Participation in the plan is based on Greg Poux-Guillaume’s position as a member of the AkzoNobel Board of Management.

Long-Term Incentive Plan (“LTI”)

The LTI is designed to promote sustainable long-term value creation and alignment with shareholder interests. AkzoNobel ordinary shares are conditionally granted annually with a three-year vesting period. Performance is measured over three financial years, with an additional two-year holding period after vesting.

Under the LTI plan, AkzoNobel ordinary shares are conditionally granted to the members of the AkzoNobel Board of Management on an annual basis, following approval from the AkzoNobel Supervisory Board upon the recommendation of the AkzoNobel Remuneration Committee. The grant level is 200% of base salary for Greg Poux-Guillaume.

Performance is measured based upon the following categories, which are measured over a three-year period and assigned the indicated weightings: adjusted EBITDA (40%), adjusted return on average invested capital (40%) and ESG (20%).

The AkzoNobel Supervisory Board, upon a recommendation of the AkzoNobel Remuneration Committee, determines the targets and target ranges that comprise each metric. In case of at-target performance, 100% of the target number of AkzoNobel ordinary shares conditionally granted will vest. Maximum vesting is 150% of the target number of shares subject to the grant. No AkzoNobel ordinary shares will vest if the minimum performance level is not achieved.

Once the performance period has ended, the AkzoNobel Remuneration Committee assesses the extent to which the targets have been met. The number of AkzoNobel ordinary shares to vest is adjusted for dividends that were paid to AkzoNobel shareholders over the three-year performance period. In total, the LTI plan rewards the AkzoNobel Board of Management for performance over at least five financial years, as any vested shares must be retained by the AkzoNobel Board of Management member for two financial years following vesting and may require a longer holding period if the AkzoNobel Board of Management member’s minimum shareholding requirement has not been fulfilled.

Share-Matching Plan

To further promote share ownership and alignment with the interests of AkzoNobel and its shareholders, a Share Matching Plan is in place. The Share Matching Plan awards AkzoNobel ordinary shares to members for AkzoNobel ordinary shares they have invested in from their STI-proceeds and held over a three-year period.

AkzoNobel Board of Management members are required to invest 25% of their STI proceeds (net after tax and other deductions) in AkzoNobel ordinary shares and may elect to invest a second 25% of their STI proceeds. When they retain these AkzoNobel ordinary shares for three years, AkzoNobel will match such shares on a one-to-one basis, subject to continued service. The matching AkzoNobel ordinary shares must be retained for a further two years, or longer if the AkzoNobel Board of Management member’s minimum shareholding requirement has not been fulfilled.

Because Greg Poux-Guillaume joined AkzoNobel in 2022, he did not receive an annual bonus payment over 2021. As the potential matching shares awarded in 2022 were based on the investment of the annual bonus payment over 2021, he was not eligible for matching share and therefore no potential matching AkzoNobel ordinary shares were applicable during 2025.

Benefits

In fiscal year 2025, Greg Poux-Guillaume was entitled to customary fringe benefits, such as sick pay (aligned with Netherlands-based employees), a monthly transportation allowance of €2,000, and commuting benefits (temporary housing and travel reimbursements) to support regular travel between Switzerland and the Netherlands. For fiscal year 2025, fringe benefits for Greg Poux-Guillaume amounted to €155,500 in the aggregate.

Pension

In fiscal year 2025, the pension contributions for Greg Poux-Guillaume amounted to €249,700. The pension contribution consisted of a company paid contribution, based on age, to allow participation in a private pension plan (aligned with Netherlands-based employees).

Total Remuneration 2025

The total remuneration actually due to Greg Poux-Guillaume for fiscal year 2025 is set out below, compared to 2024. All amounts represent compensation paid by AkzoNobel and its subsidiaries for services rendered in all capacities during the fiscal year.

Name of Director, position	Reporting period	Fixed remuneration			Variable remuneration		Post-contract compensation	Extra- ordinary items	Total remuneration	Proportion of fixed and variable remuneration
		Base salary(1)	Fees	Fringe benefits	One-year variable	Multi-year variable
Greg Poux-Guillaume – CEO	2025	1,290	—	155	1,491	3,107	249	—	6,294	27	% /73%
	2024	1,290	—	154	935	2,773	215	—	5,368	29	% /71%

(1)	All amounts in this table are expressed in thousands of Euros (€ 000s).

No loans, advances or guarantees were granted to Greg Poux-Guillaume in fiscal year 2025.

The one-year variable compensation of €1,491,111 represents the STI payout pursuant to AkzoNobel’s annual bonus plan for 2025 performance, which was paid in cash. The multi-year variable compensation of €3,107,602 represents the IFRS 2 expense recognized in 2025 for conditional performance shares granted under the LTI plans, which constitute deferred compensation that will vest and become payable subject to achievement of performance conditions over multi-year performance periods.

General Overview of STI for Fiscal Year 2025

The AkzoNobel Supervisory Board sets strategically important operational targets for each fiscal year and determines the extent to which they have been achieved. The targets used for the calculation of the STI for 2025 and their relative weight are as follows:

STI on Financial Objectives

Performance metric	Weighting	Threshold	Maximum	Performance	Pay-out (as % of target)
Adjusted OPI (in EUR million)	40%	650	1,400	1,133(1) (97%)	38.6%
FCF (in EUR million)	30%	100	700	606 (126%)	38.0%
Total financial	70%			109%	76.6%

(1)	Actual result of €1,081 million adjusted for constant currencies and the divestment of AkzoNobel India.

STI on Personal Objectives

Performance metric	Weighting	Performance	Pay-out (as % of target)
Organizational Efficiency	13.5%	144%	19.4%
Industrial excellence	9%	98%	8.8%
Portfolio management	4.5%	140%	6.3%
People	3.0%	150%	4.5%
Total personal	30%	130%	39.0%

Following the performance assessment conducted by the AkzoNobel Remuneration Committee, the AkzoNobel Remuneration Committee determined that a total pay-out of 115.59% of target applied for fiscal year 2025. The STI was delivered in cash.

General Overview of LTIs

LTI 2023-2025

Under the 2023-2025 LTI Share Plan, Greg Poux-Guillaume received a conditional share grant of 35,105 AkzoNobel ordinary shares.

The performance measures (based on constant currencies) were determined as set out in the tables below. At date of award, the AkzoNobel Supervisory Board determined for each measure (i) the performance level below which no AkzoNobel ordinary shares vest; (ii) the performance level at which the target number of AkzoNobel ordinary shares vest; and (iii) the performance level at which the maximum number of AkzoNobel ordinary shares vest.

Following the performance assessment conducted by the AkzoNobel Remuneration Committee, a total vesting – after including the dividend yield of 9.72% during the vesting period – of 129.82% of the conditionally awarded number of AkzoNobel ordinary shares is applied. As for Greg Poux-Guillaume, this resulted in 45,573 AkzoNobel ordinary shares vested.

LTI 2025-2027

Conditional performance shares granted as of January 1, 2025 and expected to vest on December 31, 2027 are referred to as the LTI 2025-2027. Under the 2025-2027 LTI Share Plan, Greg Poux-Guillaume was granted 46,137 conditional AkzoNobel ordinary shares on January 1, 2025. The grant price was calculated based on the average share price of an AkzoNobel ordinary share in the two weeks following publication of the annual results.

The targets set by the AkzoNobel Supervisory Board are determined based on adjusted EBITDA, adjusted return on average invested capital and ESG objectives. The conditional performance shares will vest if AkzoNobel’s business develops in accordance with and in the direction of the targets as determined by the AkzoNobel Supervisory Board.

The targets to be used for the vesting of the conditional performance shares granted under the LTI 2025-2027 and their relative weight are as follows: adjusted EBITDA measured as is (40% weight), adjusted return on average invested capital measured as is (40% weight), serious injuries and fatalities measured over 100 million hours, three-year average (5% weight), cradle-to-grave carbon footprint Scope 1 and 2 measured as reduction versus 2018 baseline (10% weight), cradle-to-grave carbon footprint Scope 3 selected categories measured as reduction versus 2018 baseline (5% weight).

Minimum vesting is 0% of the target award level. The formal limit under the LTI 2025-2027 allows vesting of up to 150% of the target award level, excluding any dividend equivalent accruals.

Overview of Share Awards

Name of Director, position	Plan	Performance / vesting period	Award date	End of performance period	End of holding period	Balance at 1 January, 2025(1)	Awarded in 2025	Vested in 2025	Forfeited in 2025	Dividend in 2025	Balance at December 31, 2025
Greg Poux-Guillaume – CEO	ANS2022	2022-2024	January 1, 2022	December 31, 2024	February 26, 2027	24,360	—	(24,360)	—	—	—
	ANS2023	2023-2025	January 1, 2023	December 31, 2025	February 24, 2028	37,221	7,053	—	—	1,299	45,573
	SMP2023	2023-2026	April 26, 2023	April 22, 2026	April 2028	1,046	—	—	—	—	1,046
	ANS2024	2024-2026	January 1, 2024	December 31, 2026	February 2029	38,984	—	—	—	1,360	40,344
	SMP2024	2024-2027	April 23, 2024	April 2027	April 2029	6,088	—	—	—	—	6,088
	ANS2025	2025-2027	January 1, 2025	December 31, 2027	February 2030	—	46,137	—	—	1,610	47,747
	SMP2025	2025-2028	April 23, 2025	April 2028	April 2030	—	4,276	—	—	—	4,276

(2)

The balance of shares on January 1, 2025, includes cumulative dividend. For ANS2023, the cumulative dividend over 2023 and 2024 of 6.03% applies, and for ANS2024, the 2024 dividend yield of 3.20% applies.

General Overview of Share-Matching Plan

The Share-Matching Plan awards AkzoNobel ordinary shares to Greg Poux-Guillaume for AkzoNobel ordinary shares acquired using from STI proceeds and held over a three-year period. When such AkzoNobel ordinary shares are retained for three years, AkzoNobel will match such AkzoNobel ordinary shares on a one-to-one basis, subject to continued employment.

Members of the AkzoNobel Board of Management are required to invest 25% of their STI proceeds (net after tax and other deductions) and may invest up to an additional 25% (maximum investment is 50% of total net STI).

In addition to the required investment of 25% of STI proceeds (net after tax and other deductions), Greg Poux-Guillaume decided to invest another 25%, totaling 50% of total net STI proceeds for 2025.

Value Adjustment and Clawback

The AkzoNobel Supervisory Board can reclaim in whole or in part any variable remuneration that has been unconditionally granted or vested or has been paid out on the basis of incorrect information on the underlying performance achievement, objectives and/or conditions underlying the award or regarding the circumstances on which the award was dependent (clawback). Clawback may also be applied in case of individual misconduct or breach of compliance manuals or the Code of Conduct applicable in AkzoNobel, or material failure of risk management or breach of risk management policies.

In 2025, there was no cause for a clawback or value adjustment by the AkzoNobel Remuneration Committee with respect to any AkzoNobel Board of Management member.

Compensation Package’s Compliance with Remuneration Policy

The remuneration granted to Greg Poux-Guillaume in 2025 is compliant with the Remuneration Policy.

In 2025, no deviations from the procedure for the implementation of the Remuneration Policy were made and no derogations were applied.

Chief Executive Officer Pay Ratios within AkzoNobel and Annual Change

The pay ratio of Greg Poux-Guillaume relative to the average pay of all employees employed by AkzoNobel was 99.8 to one in 2025 (2024: 87.9). This ratio is based on total staff cost per average FTE in the year. This calculation includes the full total compensation and benefits, such as pension schemes, and share-based payments, payable to the Chief Executive Officer and employees.

The pay ratio was calculated in accordance with the calculation method under the Dutch Corporate Governance Code. In addition, Chief Executive Officer pay ratios on the basis of median employee remuneration have been calculated.

Share Ownership of Greg Poux-Guillaume

The number of AkzoNobel ordinary shares held by Greg Poux-Guillaume as of December 31, 2025 is set forth in the table below.

Name	Total AkzoNobel ordinary shares	Ownership ratio
Greg Poux-Guillaume	31,826	146%

Share ownership promotes alignment to the long-term interests of AkzoNobel and its shareholders. Members of the AkzoNobel Board of Management are required to hold AkzoNobel ordinary shares for the duration of their tenure in that capacity. The AkzoNobel ordinary shares must be accumulated over five years from the date of their appointment to the AkzoNobel Board of Management. Ownership ratio means the fair market value of all shares held by the individual, based upon the trading price of one share on a selected date (i.e., the last trading of the financial year), divided by the individual’s annual base salary. The holding requirement for Greg Poux-Guillaume is 300% of annual gross base salary.

Severance Arrangements

Members of the AkzoNobel Board of Management are entitled to a severance payment equivalent to one year’s annual base salary, except in cases where the member resigns voluntarily or is terminated for serious misconduct. This severance payment also applies in situations of severance due to a change in control.

During fiscal year 2025, no severance payments were granted to Greg Poux-Guillaume.

Payments by Participating Interests

During fiscal year 2025, no remuneration for Greg Poux-Guillaume was made at the account of any participating interest of AkzoNobel.

Pension Benefits

The total amounts set aside or accrued by AkzoNobel and its subsidiaries in 2025 to provide pension, retirement or similar benefits for Greg Poux-Guillaume amounted to €249,700. This amount was paid as an annual cash allowance to enable Greg Poux-Guillaume to participate in a private pension scheme or obtain pension insurance and disability insurance. Greg Poux-Guillaume does not participate in any collective pension scheme maintained by AkzoNobel or its subsidiaries.

Compensation Package for AkzoNobel Supervisory Board Members

The sections below provide information on the compensation provided by AkzoNobel in fiscal year 2025 to Ben Noteboom (Chair of the AkzoNobel Supervisory Board), Jaska de Bakker (member of the AkzoNobel Supervisory Board) and Wouter Kolk (member of the AkzoNobel Supervisory Board).

Structure of AkzoNobel Supervisory Board Remuneration

Pursuant to the SB Remuneration Policy, AkzoNobel Supervisory Board members receive: a fixed annual fee for their membership of the AkzoNobel Supervisory Board; a committee fee for membership of the committees they are a member of (with the chair of the respective committee receiving a higher fee); and an attendance fee for any AkzoNobel Supervisory Board or committee meetings they attend outside their country of residence.

In accordance with the Dutch Corporate Governance Code, AkzoNobel Supervisory Board members are not remunerated in shares. Remuneration reflects the responsibilities and the time spent and is not dependent on the results of AkzoNobel.

The fee schedule applicable to fiscal year 2025 is as follows:

	Chair(1)	Deputy Chair	Member
Base fee (Supervisory Board)	162	100	86
Audit Committee fee (Chair / Member)	—	—	27 / 22
Remuneration & Nomination Committee fee (Chair / Member)	—	—	22 / 16

(1)	Amounts are expressed in thousands of Euros.

The committee fees in the table above represent the additional annual fee payable to ordinary AkzoNobel Supervisory Board members who serve as chair or member of the respective committee. Where the chair of the AkzoNobel Supervisory Board also serves as chair of a committee, the applicable committee chair fee is paid separately in addition to the chair base fee.

AkzoNobel Supervisory Board members receive a meeting attendance fees, which fees vary depending on the individual’s country of residence. The fee for joining a meeting outside the country of residence, but within the same continent is €2,500 per meeting. The fee for joining a meeting outside the continent of residence is €5,000 per meeting. Travel expenses and facilities for members of the AkzoNobel Supervisory Board are borne by AkzoNobel and reviewed by the AkzoNobel Audit Committee.

No changes were made to the annual fee and committee fees of the AkzoNobel Supervisory Board members in 2025.

Total Remuneration 2025

The total remuneration actually due to Ben Noteboom, Jaska de Bakker and Wouter Kolk for fiscal year 2025 is set out below, compared to 2024. All amounts represent compensation paid by AkzoNobel and its subsidiaries for services rendered in all capacities during the fiscal year:

Name of Director, position	Reporting period	Fixed remuneration (base fee)(1)	Committee allowance fees		Attendance fees	Total remuneration
Ben Noteboom, Chair AkzoNobel Supervisory Board	2025	162	22		—	184
Jaska de Bakker, member AkzoNobel Supervisory Board	2025	86	22		15	123
Wouter Kolk, member AkzoNobel Supervisory Board	2025	86	20	(2)	—	106

(1)	Amounts are expressed in thousands of Euros.
(2)

The committee allowance reflects a blended fee for fiscal year 2025: a partial year as a member of the AkzoNobel Remuneration Committee (January 1 to April 24, 2025) at the annual member rate of €16,000, and a partial year as chair of the AkzoNobel Remuneration Committee (April 25 to December 31, 2025) at the annual chair rate of €22,000, following Supervisory Board committee composition changes that took effect as of April 25, 2025.

Ben Noteboom was elected as a member of the AkzoNobel Supervisory Board as of April 21, 2023, and elected as Chair effective May 26, 2023. Ben Noteboom serves as chair of the AkzoNobel Nomination Committee, for which he receives an annual committee chair fee of €22,000 in addition to his base fee as chair of the AkzoNobel Supervisory Board of €162,000. No attendance fee was recorded for Ben Noteboom in 2025, as no meetings were attended outside the Netherlands, Ben Noteboom’s country of residence, resulting in total remuneration of €184,000 for fiscal year 2025.

Jaska de Bakker was elected as a member of the AkzoNobel Supervisory Board as of April 25, 2024. Jaska de Bakker serves as a member of the AkzoNobel Audit Committee, for which she receives an annual committee member fee of €22,000 for her service on the AkzoNobel Audit Committee, in addition to her base fee as a member of the AkzoNobel Supervisory Board of €86,000. In fiscal year 2025, Jaska de Bakker received attendance fees totalling €15,000 for meetings attended outside her country of residence, resulting in total remuneration of €123,000 for fiscal year 2025.

Wouter Kolk was elected as a member of the AkzoNobel Supervisory Board as of April 25, 2024. Wouter Kolk serves as chair of the AkzoNobel Remuneration Committee. In fiscal year 2025, Wouter Kolk received a committee allowance of €20,088 for his service on the AkzoNobel Remuneration Committee, in addition to his base fee as a member of the AkzoNobel Supervisory Board of €86,000. No attendance fee was recorded for

Wouter Kolk in 2025, as no meetings were attended outside the Netherlands, Wouter Kolk’s country of residence, resulting in total remuneration of €106,088 for fiscal year 2025.

The remuneration of Ben Noteboom, Jaska de Bakker and Wouter Kolk consists entirely of fixed fees. In accordance with the SB Remuneration Policy and the Dutch Corporate Governance Code, none of Ben Noteboom, Jaska de Bakker and Wouter Kolk receive variable remuneration, share-based awards, or any form of performance-related pay.

No loans, advances or guarantees were granted to Ben Noteboom in fiscal year 2025.

Compliance with Remuneration Policy

The remuneration granted to Ben Noteboom, Jaska de Bakker and Wouter Kolk in 2025 is in line with the SB Remuneration Policy. Actual remuneration was determined in line with the SB Remuneration Policy without deviation.

Share Ownership

Members of the AkzoNobel Supervisory Board do not receive share-based remuneration.

As of December 31, 2025, Ben Noteboom held a total of 2,300 AkzoNobel ordinary shares, which shares were acquired by Ben Noteboom using his personal assets and obtained prior to his appointment at AkzoNobel. As of December 31, 2025, Jaska de Bakker and Wouter Kolk held no AkzoNobel ordinary shares.

Severance Arrangements

AkzoNobel Supervisory Board members may resign before the end of their term of appointment at their own request or by decision of the board. In case of the resignation of an AkzoNobel Supervisory Board member, there is no required notice period and no severance or termination payments or benefits are provided.

Payments by Participating Interests

During fiscal year 2025, no remuneration for Ben Noteboom, Jaska de Bakker or Wouter Kolk was made at the account of any participating interest of AkzoNobel.

Pension Benefits

Members of the AkzoNobel Supervisory Board do not receive pension contributions from AkzoNobel. Therefore, no amounts were set aside or accrued by AkzoNobel or its subsidiaries in 2025 to provide pension, retirement or similar benefits for Ben Noteboom, Jaska de Bakker or Wouter Kolk.

Axalta Group

It is expected that Chris Villavarayan, Rakesh Sachdev, Jan Bertsch and Kevin Stein will serve on the MergeCo Board following completion and Carl Anderson will serve on the MergeCo Board (upon the resignation of Chris Villavarayan as an executive director). For information regarding the compensation provided by Axalta in fiscal year 2025 to Chris Villavarayan, Chief Executive Officer and President of Axalta, Rakesh Sachdev, Board Chair of Axalta and Carl Anderson, Senior Vice President and Chief Financial Officer of Axalta, Jan Bertsch, Independent Director of Axalta, and Kevin Stein, Independent Director of Axalta, see the sections entitled “Compensation Discussion and Analysis,” “Compensation Committee Report,” “Director Compensation” and “Executive Compensation” of Axalta’s Definitive Proxy Statement on Form DEF 14A filed on April 21, 2026, which is incorporated by reference into this proxy statement/prospectus.

LEGAL MATTERS

De Brauw Blackstone Westbroek N.V., Dutch counsel to AkzoNobel, has opined upon the validity of the AkzoNobel ordinary shares being registered in connection with the transaction.

EXPERTS

Axalta Group

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s report on internal control over financial reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

AkzoNobel Group

The financial statements of AkzoNobel Group as of December 31, 2025 and 2024, and for each of the three years ended December 31, 2025, included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

According to European and Dutch legislation, the engagement period for an audit firm should not exceed 10 years, followed by a four-year cooling-off period. The fiscal year 2025 was the last fiscal year for which PricewaterhouseCoopers Accountants N.V. performed the audit of AkzoNobel Group’s financial statements. On April 25, 2025, following the recommendation by the AkzoNobel Audit Committee and proposal by the AkzoNobel Supervisory Board, AkzoNobel shareholders approved the appointment of EY Accountants B.V. as AkzoNobel Group’s independent registered public accounting firm to audit its consolidated financial statements as of and for the fiscal year ended December 31, 2026, up to and including the fiscal year ended December 31, 2028. The dismissal of PricewaterhouseCoopers Accountants N.V. became effective upon completion of the PCAOB audit for fiscal year 2025 on March 27, 2026. The registered address of PricewaterhouseCoopers Accountants N.V. is Thomas R. Malthusstraat 5, 1066 JR Amsterdam, the Netherlands.The registered address of EY Accountants B.V. is Cross Towers, Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through March 27, 2026, there were no (1) disagreements with PricewaterhouseCoopers Accountants N.V. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.

The audit report of PricewaterhouseCoopers Accountants N.V. on the AkzoNobel Group financial statements as of and for the fiscal years ended December 31, 2025 and 2024 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through March 27, 2026, AkzoNobel Group did not consult with EY Accountants B.V. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on AkzoNobel Group’s financial statements, and neither a written report nor oral advice was provided to AkzoNobel Group that PricewaterhouseCoopers Accountants N.V. concluded was an important factor considered by AkzoNobel Group in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.

AkzoNobel Group provided a copy of this disclosure to PricewaterhouseCoopers Accountants N.V., who furnished AkzoNobel Group with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached to this proxy statement/prospectus as Exhibit 16.1 hereto.

ENFORCEABILITY OF CIVIL LIABILITIES

AkzoNobel (which is referred to as MergeCo following completion) is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands and has its statutory seat (statutaire zetel) in Amsterdam, the Netherlands.

The majority of the AkzoNobel Management Board and the AkzoNobel Supervisory Board reside outside the United States. A substantial portion of AkzoNobel’s assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon AkzoNobel or those persons or to enforce against AkzoNobel or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States.

For a more detailed discussion of the rights of shareholders under Bermuda law and Dutch law in relation to the bringing of shareholder suits, see the section of this proxy statement/prospectus entitled “Comparison of Rights of MergeCo Shareholders and Axalta Shareholders.” There is no treaty between the Netherlands and the United States providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, the Hague Convention on Choice of Court Agreements has entered into force for the Netherlands but has not entered into force for the United States. The Hague Convention on Choice of Court Agreements does not apply to one-sided exclusive jurisdiction clauses. Accordingly, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the Dutch courts. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States which is enforceable in the United States and files their claim with the competent Dutch court, the Dutch court will in principle recognize and give effect to such foreign judgment without substantive re-examination or re-litigation on the merits insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) the principles of proper legal procedures (behoorlijke rechtspleging) have been observed, (iii) the judgment does not contravene Dutch public policy and (iv) the judgment is not irreconcilable with a judgment of a Dutch court given between the same parties or an earlier judgment of a foreign court given between the same parties in a dispute concerning the same subject matter and based on the same cause of action, provided that such judgment is capable of being recognized in the Netherlands.

In addition, a Dutch court might not accept jurisdiction and impose civil liability in an action commenced in the Netherlands and predicated solely upon U.S. federal securities laws. Furthermore, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in jurisdictions outside the United States.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Axalta Board knows of no matters that will be presented for consideration at the Axalta special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before Axalta shareholders at the Axalta special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Axalta Board.

FUTURE AXALTA SHAREHOLDER PROPOSALS

If the merger is completed, Axalta will not have public holders of Axalta common shares and there will be no public participation in any future meeting of holders of Axalta common shares. However, if the merger is not completed for any reason, you will continue to be entitled to attend and participate in future meetings of holders of Axalta common shares, including Axalta’s annual general meetings of members, and, if the merger is not completed prior to the date thereof, Axalta will provide notice of or otherwise publicly disclose the date on which the 2027 Annual General Meeting of Members (the “Axalta 2027 Annual Meeting”) will be held.

Shareholders who intend to present proposals at the Axalta 2027 Annual Meeting, and who wish to have such proposals included in Axalta’s proxy statement for such meeting pursuant to Rule 14a-8 under the U.S. Exchange Act, must submit such proposals in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Corporate Secretary, Axalta Coating Systems Ltd., 1050 Constitution Avenue, Philadelphia, PA 19112, and such proposals must be received no later than December 22, 2026. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Axalta’s proxy statement for the Axalta 2027 Annual Meeting. If Axalta changes the date of the Axalta 2027 Annual Meeting by more than 30 days from the anniversary of Axalta’s 2026 Annual General Meeting of Members (the “Axalta 2026 Annual Meeting”), shareholder proposals must be received a reasonable time before Axalta begins to print and mail its proxy materials for the Axalta 2027 Annual Meeting.

Shareholders who wish to nominate directors or introduce an item of business at the Axalta 2027 Annual Meeting, without including such matters in Axalta’s 2027 proxy statement, must comply with the informational requirements and the other requirements set forth in the Axalta bye-laws. Nominations or an item of business to be introduced at the Axalta 2027 Annual Meeting must be submitted in writing and received by Axalta no earlier than February 3, 2027 and no later than March 5, 2027 (i.e., no more than 120 days and no less than 90 days prior to June 3, 2027, the first anniversary of the Axalta 2026 Annual Meeting). In the event the Axalta 2027 Annual Meeting is called for a date that is greater than 30 days before or after the first anniversary of the Axalta 2026 Annual Meeting, the notice must be submitted and received not later than 10 days following the earlier of the date on which notice of the Axalta 2027 Annual Meeting was posted to members or the date on which public disclosure of the date of the Axalta 2027 Annual Meeting was made. A copy of the Axalta bye-laws, which sets forth the informational requirements and other requirements, can be obtained from the Corporate Secretary of Axalta.

In addition to satisfying the requirements under the Axalta bye-laws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Axalta’s nominees must also provide notice that sets forth the information required by Rule 14a-19 under the U.S. Exchange Act no later than April 4, 2027 (i.e., no later than 60 calendar days prior to the first anniversary date of the Axalta 2026 Annual Meeting). If the date of the Axalta 2027 Annual Meeting is changed by more than 30 calendar days from the first anniversary of the Axalta 2026 Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the Axalta 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the Axalta 2026 Annual Meeting is first made by Axalta.

Additionally, under Bermuda law, Axalta shareholders representing not less than five percent of the total voting rights of all the shareholders having at the date of the requisition a right to vote at the meeting to which a requisition relates or 100 or more Axalta shareholders together may requisition Axalta to give notice to Axalta shareholders of a proposal to be submitted at an annual general meeting. Generally, notice of such a proposal must be received by Axalta at its registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda not less than six weeks before the date of the meeting and must otherwise comply with the requirements of Bermuda law.

HOUSEHOLDING OF PROXY MATERIALS

To reduce costs and reduce the environmental impact of the Axalta shareholder meeting, Axalta has adopted a procedure approved by the SEC called “householding.” Under this procedure, Axalta’s members of record who have the same address and last name will receive only a single copy of this proxy statement/prospectus, unless Axalta has received contrary instructions from such member. Members who participate in householding will continue to receive separate proxy cards and notices.

Axalta will promptly deliver, upon written or oral request, individual copies of this proxy statement/prospectus to any member that received a householded mailing. If you would like an additional copy of this proxy statement/prospectus, or you would like to request separate copies of future proxy materials, please contact our Corporate Secretary, by mail at Axalta Coating Systems Ltd., 1050 Constitution Avenue, Philadelphia, PA 19112, or by telephone at (855) 547-1461. If you are a beneficial owner, you may contact the broker or bank where you hold the account.

If you are eligible for householding, but you and other members of record with whom you share an address currently receive multiple copies of this proxy statement/prospectus, or if you hold Axalta common shares in more than one account, and in either case you wish to receive only a single copy for your household, you may do so by submitting a request through Mediant Communications, LLC online at https://www.investorelections.com/enotice/AXTA/login, by telephone at 866-648-8133 or via email at paper@investorelections.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

AkzoNobel has filed a registration statement on Form F-4 to register with the SEC the AkzoNobel ordinary shares to be issued to Axalta shareholders as part of the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of AkzoNobel in addition to being a proxy statement of Axalta for its special meeting. The registration statement, including the attached annexes and exhibits, contains additional relevant information about AkzoNobel and the MergeCo ordinary shares. The rules and regulations of the SEC allow AkzoNobel and Axalta to omit certain information included in the registration statement from this proxy statement/prospectus.

Axalta files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC’s website is not incorporated by reference into this proxy statement/prospectus. AkzoNobel is not a reporting company under the U.S. Exchange Act, and following the effectiveness of the registration statement of which this proxy statement/prospectus constitutes a part, AkzoNobel will be subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers.

You may also access the SEC filings and obtain other information about AkzoNobel and Axalta through the websites maintained by AkzoNobel and Axalta at https://www.akzonobel.com/en/investors/results-center and https://ir.axalta.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

Incorporation of Certain Documents by Reference

The SEC allows AkzoNobel and Axalta to “incorporate by reference” information into this proxy statement/prospectus. This means that AkzoNobel and Axalta can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Axalta has previously filed with the SEC. They contain important information about Axalta and its financial condition. The following documents, which were filed by Axalta with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Axalta Filings with the SEC (File No. 001-36733)	Period and/or Filing Date
Quarterly Report on Form 10-Q	Quarter ended March 31, 2026
Annual Report on Form 10-K	Year ended December 31, 2025
Definitive proxy statement on Form DEF 14A	Filed with the SEC on April 21, 2026
Current Report on Form 8-K	Filed with the SEC on May 28, 2026
Current Report on Form 8-K	Filed with the SEC on June 4, 2026

All documents filed by Axalta with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the date of the Axalta special meeting will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act) and proxy statements.

AkzoNobel and Axalta also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A and Annex B.

AkzoNobel has supplied all information contained in this proxy statement/prospectus relating to AkzoNobel, and Axalta has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Axalta.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from either AkzoNobel or Axalta at the addresses below, as applicable, or from the SEC through the SEC’s website at http://www.sec.gov. Axalta shareholders may request a copy of such documents by contacting:

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, Pennsylvania 19112

United States of America
Attention: Investor Relations
Colleen Lubic
colleen.lubic@axalta.com

Telephone: +1 855 547 1461

Akzo Nobel N.V. Christian Neefestraat 2 1077 WW Amsterdam The Netherlands Attention: Investor Relations Jan Willem Enhus investor.relations@akzonobel.com Telephone: +31 88 969 1411

In addition, you may obtain copies of any document incorporated by reference in this proxy statement/prospectus, without charge, by visiting the website maintained by Axalta at https://ir.axalta.com.

If you would like to request documents, please do so by July 29, 2026 to receive them before the Axalta special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

AkzoNobel and Axalta have not authorized anyone to give any information or make any representation about the transaction, the Axalta special meeting or AkzoNobel and Axalta that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that AkzoNobel and Axalta have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of AkzoNobel ordinary shares in the transaction should create any implication to the contrary.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

	2025	2026
	In € millions, for the quarter ended March 31
Continuing operations
Revenue	2,613	2,386
Cost of sales	(1,565)	(1,408)

Gross profit	1,048	978
SG&A costs	(855)	(804)
Other results	(1)	3

Operating income	192	177
Financing income and expenses	(30)	(37)
Results from associates	7	8

Profit before tax	169	148
Income tax	(48)	(47)

Profit for the period from continuing operations	121	101

Discontinued operations
Profit/(loss) for the period from discontinued operations	—	—

Attributable to
Shareholders of the company	107	93
Non-controlling interests	14	8

Profit for the period	121	101

Earnings per share from total operations (in €)
Basic	0.63	0.54
Diluted	0.62	0.54

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	2025	2026
	In € millions, for the quarter ended March 31
Profit for the period	121	101
Other comprehensive income
Exchange differences arising on translation of foreign operations	(84)	120
Post-retirement benefits	12	8
Tax relating to components of other comprehensive income	(3)	—

Other comprehensive income for the period (net of tax)	(75)	128

Comprehensive income for the period	46	229
Comprehensive income for the period attributable to
Shareholders of the company	43	216
Non-controlling interests	3	13

Comprehensive income for the period	46	229

CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2025	March 31, 2026
	(UNAUDITED)
	In € millions
Assets
Non-current assets
Intangible assets	3,798	3,835
Property, plant and equipment	2,039	2,048
Right-of-use assets	294	288
Other non-current assets	1,760	1,788

Total non-current assets	7,891	7,959

Current assets
Inventories	1,529	1,609
Trade and other receivables	2,403	2,655
Current tax assets	209	179
Short-term investments	302	270
Cash and cash equivalents	1,618	2,763
Assets held for sale	—	51

Total current assets	6,061	7,527

Total assets	13,952	15,486

Equity and liabilities
Group equity	4,822	5,054

Non-current liabilities
Provisions and deferred tax liabilities	1,253	1,288
Long-term borrowings	3,670	4,757

Total non-current liabilities	4,923	6,045

Current liabilities
Short-term borrowings	1,192	1,353
Trade and other payables	2,690	2,730
Current tax liabilities	139	110
Current portion of provisions	186	178
Liabilities held for sale	—	16

Total current liabilities	4,207	4,387

Total equity and liabilities	13,952	15,486

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	2025	2026
	In € millions, for the quarter ended March 31
Profit for the period from continuing operations	121	101
Amortization and depreciation	94	93
Impairment losses	3	3
Financing income and expenses	30	37
Results from associates	(7)	(8)
Pre-tax results on acquisitions and divestments	1	(2)
Income tax	48	47
Changes in working capital	(336)	(264)
Changes in provisions	9	1
Interest paid	(41)	(55)
Income tax paid	(44)	(41)
Other changes	10	2

Net cash generated from/(used for) operating activities	(112)	(86)
Capital expenditures	(71)	(58)
Interest received	15	15
Acquisitions and divestments net of cash acquired/divested	—	1
Investments in short-term investments	(8)	(21)
Repayments of short-term investments	1	55

Net cash generated from/(used for) investing activities	(63)	(8)
Changes from borrowings	477	1,220
Dividends paid	(6)	(3)

Net cash generated from/(used for) financing activities	471	1,217

Net cash generated from/(used for) continuing operations	296	1,123
Cash flows from discontinued operations	(1)	—

Net change in cash and cash equivalents total operations	295	1,123
Net cash and cash equivalents at Beginning of period	1,273	1,605
Effect of exchange rate changes on cash and cash equivalents	(7)	18

Net cash and cash equivalents at March 31	1,561	2,746

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the company
	Subscribed share capital	Cumulative translation reserves	Other (legal) reserves and in distributed profit	Shareholders equity	Non-controlling interests	Group equity
	In € millions
Balance at December 31, 2024	85	(579)	5,068	4,574	242	4,816
Profit for the period	—	—	107	107	14	121
Other comprehensive income/(expense)	—	(73)	12	(61)	(11)	(72)
Tax on other comprehensive income	—	—	(3)	(3)	—	(3)

Comprehensive income for the period	—	(73)	116	43	3	46
Dividend	—	—	—	—	(7)	(7)
Equity-settled transactions	—	—	7	7	—	7

Balance at March 31, 2025	85	(652)	5,191	4,624	238	4,862
Balance at December 31, 2025	86	(801)	5,374	4,659	163	4,822
Profit for the period	—	—	93	93	8	101
Other comprehensive income/(expense)	—	115	8	123	5	128
Tax on other comprehensive income	—	(1)	1	—	—	—

Comprehensive income for the period	—	114	102	216	13	229
Dividend	—	—	—	—	(3)	(3)
Equity-settled transactions	—	—	6	6	—	6

Balance at March 31, 2026	86	(687)	5,482	4,881	173	5,054

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

General information

Akzo Nobel N.V. is a public limited liability company headquartered in Amsterdam, the Netherlands. The interim condensed consolidated financial statements include the condensed financial statements of Akzo Nobel N.V. and its consolidated subsidiaries (in this document referred to as “AkzoNobel”, “the Group” or “the company”). The company was incorporated under the laws of the Netherlands and is listed on Euronext Amsterdam.

Basis of preparation

These condensed consolidated financial statements for the three-month period ended March 31, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB).

All figures in this report are unaudited. The interim condensed consolidated financial statements were discussed and approved by the Board of Management and the Supervisory Board. These interim condensed financial statements have been authorized for issue.

The interim condensed consolidated financial statements should be read in conjunction with AkzoNobel’s consolidated financial statements in the 2025 annual report as published on February 24, 2026. The 2025 financial statements have been adopted by the Annual General Meeting of shareholders on April 23, 2026. In accordance with Article 393 of Book 2 of the Dutch Civil Code, PricewaterhouseCoopers Accountants N.V. has issued an unqualified auditor’s opinion on the 2025 financial statements.

Accounting policies

The material accounting policies applied in the interim condensed consolidated financial statements are consistent with those applied in AkzoNobel’s consolidated financial statements for the year ended December 31, 2025, except for amendments to IFRS 9 and IFRS 7 related to “Contracts Referencing Nature-dependent Electricity” and to “Classification and Measurement of Financial Instruments”. These amendments were assessed and are not expected to materially affect AkzoNobel’s consolidated financial statements.

Geopolitical developments (Middle East)

The economic environment remains challenging, characterized by ongoing geopolitical tensions, increasing trade frictions and adverse currency impacts. The conflict in the Middle East, which escalated in Q1 2026, brings further volatility.

At present, AkzoNobel generates only a low single-digit percentage of its total revenues from this region. However, the implications of this conflict on global raw material prices, logistics costs and raw material availability can have a material adverse effect on AkzoNobel’s business, financial condition, results of operations and/or cash flows.

In Q1 2026 the impact of the conflict was limited. Our already announced price increases are expected to offset the anticipated impact of raw material cost inflation, based on current assumptions. We will monitor developments and take further measures as needed.

Seasonality

Revenue and results in Decorative Paints are impacted by seasonal influences. Revenue and profitability tend to be higher in the second and third quarter of the year as weather conditions determine if paints and coatings can be applied.

In Performance Coatings, revenue and profitability vary, among others, with building patterns from original equipment manufacturers.

Scope of consolidation

Pakistan held for sale

On April 16, 2026, Akzo Nobel N.V. signed an agreement to sell Akzo Nobel Pakistan Limited to IGI investments, part of the Packages Group. The transaction is based on a total enterprise value of approximately €50 million. Completion of the transaction is subject to customary closing conditions, including regulatory approvals. Completion is expected in H2 2026.

The assets and liabilities of Akzo Nobel Pakistan Limited were classified as held for sale as of March 31, 2026. No impairment was recognized upon classification as held for sale. On March 31, 2026, the cumulative translation adjustment related to this entity recognized in equity amounted to €51 million negative; this amount will be recycled to the P&L at completion.

The business reported as held for sale represents less than 0.5% of our revenue; discontinued operations is not applicable.

ASSETS AND LIABILITIES HELD FOR SALE (UNAUDITED)

Mar-26
In € millions
Intangible assets	11
Property, plant and equipment	16
Inventories	7
Receivables	11
Other current assets	6

Assets held for sale	51

Non-current liabilities	9
Current liabilities	7

Liabilities held for sale	16

Intended merger with Axalta

On November 18, 2025, Akzo Nobel N.V. (“AkzoNobel”) and Axalta Coating Systems Ltd. (“Axalta”) announced that they had entered into a definitive agreement to combine in an all-stock merger, creating a premier global coatings company.

The combination will bring together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders.

The terms of the agreement stipulate that Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned, with AkzoNobel being the surviving entity.

In connection with the transaction, AkzoNobel intends to pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion, minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion. The special dividend is conditional on completion of the transaction and on the level of regular dividends paid in 2026. The merger agreement prohibits AkzoNobel to repurchase shares up to the merger date.

AkzoNobel shareholders will own approximately 55% and Axalta shareholders will own approximately 45% of the combined company on a pro forma basis immediately after closing. The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions.

If either of the companies terminate the merger agreement, the terminating party may be required to pay the other party a €150 million termination fee.

Regulatory filings progress in accordance with the expected timeline. At the end of March 2026, the company filed a first confidential submission of a Form F-4 with the US Securities and Exchange Commission (SEC) in connection with the proposed merger of AkzoNobel and Axalta and the anticipated listing on NYSE. The confidential submission remains subject to SEC review, and a public filing will follow in due course.

Revenue disaggregation

The table below reflects the disaggregation of revenue. Additional disaggregation of revenue is included on the respective pages on Decorative Paints and Performance Coatings.

REVENUE DISAGGREGATION (UNAUDITED)

	Performance coatings		Decorative paints		Total
	2025	2026	2025	2026	2025	2026
	In € millions, for the quarter ended March 31
The Netherlands	29	25	52	50	81	75
Other EMEA Countries	625	593	555	548	1,180	1,141
North Asia	273	254	108	107	381	361
South East and South Asia	186	144	144	84	330	228
North America	350	298	—	—	350	298
Latin America	120	113	171	170	291	283

Total	1,583	1,427	1,030	959	2,613	2,386

Timing of revenue recognition
Goods transferred at a point in	1,529	1,372	1,014	944	2,543	2,316
Services transferred over time	54	55	16	15	70	70

Total	1,583	1,427	1,030	959	2,613	2,386

Hyperinflation accounting (Türkiye and Argentina)

For Türkiye and Argentina, hyperinflation accounting is applied. The impact of the application of hyperinflation accounting, which includes the use of end of period rates to translate the statement of the income statement, is shown in the table below.

HYPERINFLATION ACCOUNTING (UNAUDITED)

	2025	2026
	In € millions, for the quarter ended March 31
Hyperinflation accounting
Revenue	(7)	3
Operating income	(6)	(3)
Hyperinflation: gain/loss on net monetary position	(6)	(13)
Other financing income/expenses	—	—

Profit before tax	(12)	(16)
Income tax	(2)	—

Profit for the period	(14)	(16)
Non controlling interests	2	2

Net income	(12)	(14)

Shareholders’ equity and non-controlling interests

Development of shareholders’ equity

Shareholders’ equity amounted to €4.9 billion at March 31, 2026, compared with €4.7 billion at year-end 2025. The main movements related to:

•	Profit for the period of €93 million

•	Positive currency effects of €114 million (net of taxes) driven by changes in the exchange rate of the euro versus Other currencies, in particular the Colombian peso, Chinese yuan and US dollar

Dividend

The dividend policy remains unchanged and is to pay a stable to rising dividend.

In 2025, an interim dividend of €0.44 per share was paid (2024:€0.44). A final 2025 dividend of €1.54 (2024: €1.54) per common share is proposed for approval at the AGM on April 23, 2026.

Outstanding share capital

The outstanding share capital was 171.3 million common shares at the end of March 2026. The weighted average number of shares in Q1 2026 was 171.2 million shares.

Pensions

The net balance sheet position (according to IAS19) of the pension plans at the end of Q1 was a surplus of €0.6 billion (year-end 2025: surplus of €0.6 billion). In Q1 2026, gains from higher discount rates were largely offset by losses from higher inflation rates and lower plan asset returns in key countries.

Contingent liabilities/Project Ichthys update

A contingent liability is a liability of uncertain timing or amount. Contingent liabilities are not recognized in the balance sheet because they are dependent on the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability.

Legal proceedings

The company and certain of its (former) group companies are involved in legal proceedings as well as proceedings by / discussions with governments, tax authorities, environmental agencies and other authorities.

While it is not feasible to predict or determine the outcome of all pending and threatening legal proceedings and proceedings by/discussions with governments, tax, environmental agencies and other authorities, the company is of the opinion that the case described below may have a significant impact on the company’s consolidated financial position, results of operations and cash flows.

In accordance with IAS 37.92, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter.

Project Ichthys (no material developments)

AkzoNobel is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015. The claims allege that AkzoNobel is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework) and associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, rather they relate to (modelled) future inspection and remediation costs. AkzoNobel denies liability and contests the quantum of alleged damages.

In 2024, the case proceeded to trial in the Federal Court of Australia. As part of the proceedings, the Federal Court of Australia appointed a Referee for the consideration of the potential quantum should any liability be established. Following issuance of the Referee’s quantum report, INPEX has sought damages in the amount of AUD 4.8 billion (€2.9 billion as of March 31, 2026). There are several other scenarios in the Referee’s quantum report for calculating potential damages with significantly lower amounts. Following the completion of the main hearing phase in May 2025, the Federal Court continues to address various procedural and substantive matters as part of the ongoing proceedings.

AkzoNobel maintains that it is not liable for any alleged damages and thus argues its liability towards both INPEX and JKC should be zero (0). The Federal Court of Australia has yet to decide on liability, and if AkzoNobel is found liable, on the appropriate amount of damages that AkzoNobel is liable for (including whether any liability should be shared with other parties involved).

In Q3 2025, AkzoNobel recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. AkzoNobel is insured with a maximum coverage of €500 million for cash outflows, whether presented as a provision or as a contingent liability.

In accordance with IAS 37.92, no further information is disclosed, as such disclosure might seriously prejudice the outcome of the matter.

The timing of the Federal Court of Australia’s judgment remains uncertain, although it is not anticipated before 2027. Either party can appeal the first instance decision to the Full Court of the Federal Court of Australia. A further appeal can be made to the High Court of Australia if special leave is granted. Under Australian law, a verdict would be payable soon after being issued, unless a stay would be obtained. The amounts in such verdict could be significantly higher than the amount currently provided for.

CASH FLOW RECONCILIATION (UNAUDITED)

	March 31, 2025	March 31, 2026
	In € millions
Cash and cash equivalents in the balance sheet	1,599	2,763
Debt to credit institutions	(38)	(18)
Held for sale	—	1

Total per statement of cash flows	1,561	2,746

Related parties

AkzoNobel purchased and sold goods and services to various related parties in which we hold a 50% or less equity interest (associates). These transactions were not material to the condensed consolidated financial statements.

We consider the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. Transactions with board members are limited to those conducted in their capacity as members of the Executive Committee or Supervisory Board.

Related party transactions with pension funds are limited to those inherent to the purpose of the pension funds.

Financial risk management

The consolidated financial statements for the year ended December 31, 2025, provide a description of the financial risks faced by the company in its regular operations, as well as the policies and procedures established to mitigate these risks.

The risks, policies and procedures outlined in the consolidated financial statements are still applicable and relevant.

The carrying amount of the financial assets and current liabilities is a reasonable approximation of their fair value. The fair value of total borrowings (Level 1) as at March 31, 2026, was €5,946* million (December 31, 2025: €4,767 million); the carrying amount measured at amortized cost was €6,116 million (December 31, 2025: €4,862 million).

During the quarter there have been no material changes in the fair value hierarchy.

*	Including borrowings held for sale (fair value €6 million; book value €6 million).

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Akzo Nobel N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akzo Nobel N.V. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of deferred tax assets – withholding tax credits and tax loss carryforwards concerning the UK and the Netherlands

As described in note 8 of the consolidated financial statements, the Company recognized net deferred tax assets of €401 million as of 31 December 2025, with 70% relating to the UK and the Netherlands. Of this amount, €179 million concerns tax loss carryforwards and €224 million concerns tax credits, the utilization of which depends on generating sufficient future taxable profits in excess of those arising from the reversal of existing taxable temporary differences, as well as additional criteria applicable for tax credit utilization.

Management’s assessment of recoverability involves significant judgment, particularly regarding the long-term profitability forecasts used to estimate projected taxable income. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and the application of relevant local tax legislation.

The principal considerations for our determination that performing procedures relating to the Recoverability of deferred tax assets – withholding tax credits and tax loss carryforwards concerning the UK and the Netherlands is a critical audit matter are (i) the significant judgment by management in determining whether the deferred tax assets relating to withholding tax credits and tax loss carryforwards are recoverable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment of the Recoverability of deferred tax assets – withholding tax credits and tax loss carryforwards concerning the UK and the Netherlands.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating the positive and negative evidence available to support management’s assessment of the recoverability of deferred tax assets relating to withholding tax credits and tax loss carryforwards; (ii) testing the completeness and accuracy of underlying data used in management’s assessment; (iii) assessing applicable local fiscal regulations and developments, interest limitation rules and specific requirements of the settlement of tax credits; (iv) assessing impacts of the scheduled reversal of deferred tax liabilities on the recoverability assessment and (v) evaluating the reasonableness of management’s projected future taxable income. Evaluating the reasonableness of management’s projected future taxable income involved considering (i) the current and past performance of the UK and Netherlands businesses; (ii) the consistency with external market and industry data; (iii) whether tax planning strategies are prudent and feasible; (iv) the impacts of the Company’s plans and initiatives on the Company’s projected future taxable income and (v) the consistency with evidence obtained in other areas of the audit.

Goodwill and brands with indefinite useful lives impairment testing – Decorative Paints China and North Asia

As described in note 10 of the consolidated financial statements, the Company’s goodwill was approximately €1,392 million and brands with indefinite useful lives were approximately €1,683 million as of December 31, 2025. Goodwill associated with the cash-generating-unit for Decorative Paints China and North Asia was €30 million and brands with indefinite useful lives associated with the cash-generating-unit for Decorative Paints China and North Asia was €378 million. Goodwill and brands with indefinite useful lives are tested for impairment at business unit level annually or whenever an impairment trigger exists, applying the value-in-use method. If the carrying value of an asset or its cash-generating-unit exceeds its estimated recoverable amount, an impairment loss is recognized in the statement of income. In addition to its annual test, management performed an interim impairment test as a result of the organizational changes implemented in the Decorative Paints segment impacting the Dulux brand resulting in the Dulux brand being treated as a corporate asset for impairment testing purposes. As disclosed by management, the cash flow projections used in the value-in-use calculations for the impairment tests for goodwill and other intangible assets with indefinite life require significant judgment. The key assumptions used in the projections for impairment testing are revenue growth, margin development and the applied discount rate.

The principal considerations for our determination that performing procedures relating to Goodwill and brands with indefinite useful lives impairment testing is a critical audit matter are (i) the significant judgment by management when developing the value-in-use estimate of the Decorative Paints China and North Asia cash-generating-unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, margin development and the applied discount rate; and (iii) the audit effort involved, including the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating the appropriateness of the value-in-use method used by management for the Decorative Paints China and North Asia cash-generating-unit; (ii) testing the completeness and accuracy of underlying data used in the value-in-use model; (iii) evaluating the revision in the treatment of the Dulux brand in the impairment test and (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the reasonableness of the significant assumptions used by management by performing a combination of procedures, including (a) developing an independent expectation with respect to management’s revenue growth rate, margin development, and applied discount rate assumptions and (b) comparing the independent expectations for the revenue growth rate, margin development, and discount rate assumptions to management’s expectations. Developing the independent expectation over the revenue growth rate, margin development, and applied discount rate assumptions involved independently considering (i) the current and past performance of the Decorative Paints China and North Asia cash-generating-unit; (ii) the consistency with external market and industry data; (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. We also utilized professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the value-in-use model applied by management.

Provision and contingent liabilities from legal proceedings related to Project Ichthys

As described in note 19 of the consolidated financial statements, the Company recognizes provisions when a present legal or constructive obligation as a result of a past event exists, it is probable that an outflow of economic benefits is required to settle the obligation, and the amount can be reliably estimated. As disclosed by management, the Company is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia. As part of the proceedings, INPEX has sought damages in the amount of AUD 4.8 billion (€2.7 billion). In Q3 2025, the Company recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claim for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements for provision recognition are presented as contingent liabilities and remain unprovided for.

The principal considerations for our determination that performing procedures relating to the Provision and contingent liabilities from legal proceedings related to Project Ichthys is a critical audit matter are (i) the required specialized legal expertise to assess possible outcomes and their likelihood and the subsequent judgment from management for meeting the recognition, measurement and disclosure requirements as outlined in IAS 37 and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s recognition of the provision and assessment of the contingent liabilities from legal proceedings related to Project Ichthys.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) confirming with internal and external legal counsel whether a present obligation exists and their estimation of the probability and amount of any outflows related to the claims; (ii) evaluating the reasonableness of management’s assessment of the probability, amount and timing of any outflows that may arise and (iii) evaluating the sufficiency of the Company’s contingent liability disclosure related to Project Ichthys.

/s/ PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

March 27, 2026

We have served as the Company’s auditor since 2016.

CONSOLIDATED STATEMENT OF INCOME

	Notes*	2023	2024	2025
		in € millions, for the year ended December 31
Continuing operations
Revenue	4	10,668	10,711	10,158
Cost of sales	5	(6,434)	(6,374)	(6,109)

Gross profit		4,234	4,337	4,049
Selling and distribution expenses	5	(2,347)	(2,463)	(2,352)
General and administrative expenses	5	(648)	(655)	(649)
Research and development expenses	5	(270)	(296)	(274)
Other results	5	60	(6)	390

		(3,205)	(3,420)	(2,885)

Operating income		1,029	917	1,164
Financing income	7	69	61	49
Financing expenses	7	(341)	(163)	(248)

Financing income and expenses	7	(272)	(102)	(199)
Results from associates	13	27	23	33

Profit before tax		784	838	998
Income tax	8	(296)	(246)	(326)

Profit for the period from continuing operations		488	592	672

Discontinued operations
Profit/(loss) for the period from discontinued operations		(5)	—	(1)

Profit for the period		483	592	671

Attributable to
Shareholders of the company		442	542	635
Non-controlling interests		41	50	36

Profit for the period		483	592	671

Earnings per share, in €
Continuing operations
Basic	9	2.62	3.17	3.72

Diluted	9	2.61	3.16	3.70

Discontinued operations
Basic	9	(0.03)	—	(0.01)

Diluted	9	(0.03)	—	(0.01)

Total operations
Basic	9	2.59	3.17	3.71

Diluted	9	2.58	3.16	3.69

*	The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2023	2024	2025
	in € millions, for the year ended December 31
Profit for the period	483	592	671

Other comprehensive income/(expense)
Items that will not be reclassified to the statement of income:
Post-retirement benefits	(149)	(135)	13
Income tax	38	31	(8)

Net effect	(111)	(104)	5

Items that may be reclassified subsequently to the statement of income:
Exchange rate differences arising on translation of foreign operations	(61)	148	(360)
Cash flow hedges	34	—	15
Income tax	(1)	—	1

Net effect	(28)	148	(344)

Items that have been reclassified to the statement of income:
Recycling of cumulative translation reserve	—	—	113
Cash flow hedges	—	—	(15)

Net effect	—	—	98

Other comprehensive income/(expense) for the period	(139)	44	(241)

Comprehensive income/(expense) for the period	344	636	430

Comprehensive income attributable to
Shareholders of the company	310	570	418
Non-controlling interests	34	66	12

Comprehensive income/(expense) for the period	344	636	430

CONSOLIDATED BALANCE SHEET

	Notes*	2024	2025
		in € millions, at December 31
Assets
Non-current assets
Intangible assets	10	4,049	3,798
Property, plant and equipment	11	2,122	2,039
Right-of-use assets	12	318	294
Deferred tax assets	8	422	401
Investments in associates	13	228	232
Financial non-current assets	14	1,274	1,127

Total non-current assets		8,413	7,891

Current assets
Inventories	15	1,721	1,529
Trade and other receivables	16	2,498	2,403
Current tax assets		150	209
Short-term investments	20	165	302
Cash and cash equivalents	20	1,302	1,618

Total current assets		5,836	6,061

Total assets		14,249	13,952

Equity
Shareholders’ equity	17	4,574	4,659
Non-controlling interests	17	242	163

Group equity		4,816	4,822

Non-current liabilities
Post-retirement benefit provisions	18	381	300
Other provisions	19	160	466
Deferred tax liabilities	8	491	487
Long-term borrowings	20	3,671	3,670

Total non-current liabilities		4,703	4,923

Current liabilities
Short-term borrowings	20	1,697	1,192
Trade and other payables	21	2,740	2,690
Current tax liabilities		120	139
Current portion of provisions	18, 19	173	186

Total current liabilities		4,730	4,207

Total equity and liabilities		14,249	13,952

*	The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes*	2023	2024	2025
		in € millions, for the year ended December 31
Cash flow from operating activities
Profit for the period from continuing operations		488	592	672
Adjustments to reconcile profit for the period to net cash generated from operating activities:
- Amortization and depreciation	10, 11, 12	357	371	378
- Impairment losses	10, 11, 12	4	—	9
- Financing income and expenses	7	272	102	199
- Results from associates	13	(27)	(23)	(33)
- Pre-tax result on acquisitions and divestments	2	(66)	3	(678)
- Income tax	8	296	246	326
Changes in working capital	22	254	(206)	166
Changes in post-retirement benefit provisions	18	(40)	(17)	(12)
Changes in other provisions	19	(13)	24	299
Interest paid		(167)	(174)	(162)
Income tax paid		(295)	(291)	(268)
Other changes		63	46	19

Net cash generated from/(used for) operating activities		1,126	673	915

Cash flows from investing activities
Capital expenditures**	10, 11	(286)	(306)	(309)
Interest received		71	54	48
Dividends from associates		13	14	17
Acquisition of consolidated companies, net of cash acquired	2	(114)	2	—
Investments in short-term investments	20	(64)	(320)	(314)
Repayments of short-term investments	20	142	423	174
Proceeds from divestments, net of cash divested		96	1	816
Other changes		(2)	—	10

Net cash generated from/(used for) investing activities		(144)	(132)	442

Cash flows from financing activities
Proceeds from borrowings	20	5,036	2,307	2,453
Borrowings repaid	20	(5,495)	(2,602)	(3,035)
Dividends paid	17	(368)	(385)	(382)
Buy-out of non-controlling interests		—	(4)	(17)

Net cash generated from/(used for) financing activities		(827)	(684)	(981)
Net cash generated from/(used for) continuing operations		155	(143)	376
Net cash generated from/(used for) discontinued operations		(6)	(5)	(1)
Net change in cash and cash equivalents from continued and discontinued operations		149	(148)	375
Net cash and cash equivalents at January 1	20	1,398	1,453	1,273
Effect of exchange rate changes on cash and cash equivalents		(94)	(32)	(43)

Net cash and cash equivalents at December 31		1,453	1,273	1,605

*	The accompanying notes are an integral part of the financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the company					Non-controlling interests	Group equity*
	Subscribed share capital	Cash flow hedge reserve	Cumulative translation reserve	Other (legal) reserves and undistributed profit	Shareholders’ equity
	in € millions
Balance at December 31, 2022	87	(34)	(656)	4,936	4,333	215	4,548
Profit for the period	—	—	—	442	442	41	483
Reclassification into the statement of income	—	46	(4)	—	42	—	42
Other comprehensive income/(expense)	—	(12)	(50)	(149)	(211)	(7)	(218)
Tax on other comprehensive income	—	—	(1)	38	37	—	37

Comprehensive income for the period	—	34	(55)	331	310	34	344
Dividend	—	—	—	(338)	(338)	(25)	(363)
Share buyback	(2)	—	—	2	—	—	—
Equity-settled transactions**	—	—	—	17	17	—	17

Balance at December 31, 2023	85	—	(711)	4,948	4,322	224	4,546
Profit for the period	—	—	—	542	542	50	592
Reclassification into the statement of income	—	—	—	—	—	—	—
Other comprehensive income/(expense)	—	—	132	(135)	(3)	16	13
Tax on other comprehensive income	—	—	—	31	31	—	31

Comprehensive income for the period	—	—	132	438	570	66	636
Dividend	—	—	—	(338)	(338)	(47)	(385)
Equity-settled transactions**	—	—	—	23	23	—	23
Acquisitions and divestments	—	—	—	(3)	(3)	(1)	(4)

Balance at December 31, 2024	85	—	(579)	5,068	4,574	242	4,816
Profit for the period	—	—	—	635	635	36	671
Reclassification into the statement of income	—	(15)	113	—	98	—	98
Other comprehensive income/(expense)	—	15	(336)	13	(308)	(24)	(332)

Tax on other comprehensive income	—	—	1	(8)	(7)	—	(7)

Comprehensive income for the period	—	—	(222)	640	418	12	430
Dividend	—	—	—	(339)	(339)	(43)	(382)
Equity-settled transactions**	—	—	—	24	24	—	24
Issue of common shares	1	—	—	(1)	—	—	—
Acquisitions and divestments	—	—	—	(18)	(18)	(48)	(66)

Balance at December 31, 2025	86	—	(801)	5,374	4,659	163	4,822

*	The accompanying notes are an integral part of the financial statements
**	No tax charge in 2025, 2024 (2023: €1 million).

NOTE 1: GENERAL INFORMATION

Reporting entity and its operations

Akzo Nobel N.V. is a public limited liability company headquartered in the Netherlands. The address of our registered office is Christian Neefestraat 2, Amsterdam; the Chamber of Commerce number is 09007809. The principal activity of AkzoNobel is the production and selling of paints and coatings.

Basis of preparation

We have prepared the Consolidated financial statements of Akzo Nobel N.V. in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

On March 27, 2026, the Board of Management authorized the financial statements for issue.

Going concern

The Consolidated financial statements have been prepared on the going concern basis of accounting. To determine the appropriateness of the going concern assumption, management has assessed the ability of AkzoNobel to continue as a going concern for at least 12 months from the date of preparation of this report (the going concern period), based on an evaluation of, among others, the financial position, expected future cash flows and expected market developments.

At December 31, 2025, cash and cash equivalents amounted to €1.6 billion. As part of our going concern assessment, we also assessed the ability of the company to obtain financing, taking into account the company’s external credit rating.

Expected future cash flows are based on the latest forecasts. These forecasts take into account internal and external developments relevant in the assessment of the ability of AkzoNobel to continue as a going concern, including but not limited to market developments, developments in the macro-economic environment, climate-related developments (see disclosure on impact of climate change in this Note) and the potential financial implications of ongoing legal proceedings, and the anticipated impact from acquisitions and divestments, considering various scenarios and their impact on the company’s financial position.

Management’s assessment did not lead to uncertainties in relation to AkzoNobel’s ability to continue as a going concern during the going concern period.

Impact of climate change

AkzoNobel assessed the impact of climate change on its operations, identifying climate change mitigation and adaptation as key topics.

Climate change mitigation

For climate change mitigation in its own operations (Scope 1 and Scope 2) AkzoNobel has identified three key levers, being decarbonization through upgrading (energy) inefficient assets, prioritizing renewable electricity purchase and production, and reduction by transition from fossil to renewable fuels. Replaced assets are either divested or impaired. The book value of these replaced assets is typically low.

Prioritizing renewable electricity purchase and production is driven by a focus on on-site solar panels and renewable electricity purchasing agreements. We purchase Renewable Electricity Certificates or Guarantees of Origin, only for actual energy off take, and actively look for off-site power purchasing agreements where possible. For the purchasing power arrangement entered into in 2025, which is expected to be operational in 2027, the own-use exemption criteria under IFRS 9 will be met.

To become carbon neutral in 2050, we’ll shift our fossil fuel consumption towards renewable alternatives, e.g. heat recovery from our compressors and smart electrification with heat pumps.

Currently, our fossil fuels are primarily used for heating buildings and heating within the production process.

Climate change mitigation measures within the entire value chain (Scope 3) focus on increasing our sustainable product offering, the development of new products and engaging with our suppliers and customers around the world to collectively find solutions towards our target of halving carbon emissions in our value chain by 2030 through four key levers, being energy transition, process efficiency, reduced solvent emissions and circular solutions.

Currently, this decarbonization has no material impact on our financial position and performance. The cost for moving towards our 2030 target is mostly captured in the investments of our suppliers, with limited direct investments required for our own operations. The financial effects, if any, would be captured in our Cost of sales.

Climate change adaptation

Climate change adaptation is critical to our organization, with the primary risk involving insufficient adaptation to natural hazards resulting from climate change, which include heat stress, flooding events and water scarcity. This risk could lead to loss of assets and operational disruptions.

From a financial perspective, we have assessed the physical risks for our own operations. We assessed the potential occurrence of material financial impacts to our own operations, focusing on heat stress, flooding events and water scarcity. We currently see no risk of material financial impact. To reach this conclusion, we analyzed the risk related to property damage, as well as the risk related to business interruption.

Given our approximately 125 manufacturing sites, the risk of business interruption at one or a few sites does not pose a significant interruption risk to AkzoNobel. This is primarily due to our extensive global distribution network and the relatively low revenue exposure per site, allowing us to shift production should a natural hazard occur.

We also analyzed historical insurance claims related to natural hazards. Over a period of 20 years, the total indemnity paid related to natural catastrophes was below €10 million. This is the combined sum of property damage and business interruption.

Geopolitical developments

Trade frictions

In 2025, the economic environment was marked by ongoing geopolitical tensions, increasing trade frictions and adverse currency impacts. We faced geopolitical uncertainties, with tariffs complicating supply chains and influencing customer demand. Our direct exposure to increased tariffs between major economies is limited, as production and sourcing are largely localized in the markets where we operate.

The main impact on our business is therefore indirect, Tariffs and related trade measures affected our customers through lower demand more complex supply chains and margin pressure, which in turn impacts our volumes. In 2025, these macro-economic uncertainties were most visible in our volumes in North America volumes and, to a lesser extent, Europe. For further details on business performance, refer to Note 5 Operating income.

Further, in our forecasting process, the effects of macro-economic developments are closely monitored to ensure that the impacts on the estimated future cash flows are reflected in the forecasts, which in turn are included in the models which are used to calculate the recoverable amounts taken into account in the annual impairment test. Refer to Note 10 Intangible assets.

Impact from the war in Ukraine and sanctions on Russia

In 2022, following the EU sanctions, the majority of our Performance Coatings activities in Russia were suspended. The residual Russian business since then has been ringfenced. Since 2022, the EU has issued further waves of sanctions against Russia. AkzoNobel continuously monitors sanction developments and takes measures as required. Each year, the measures as implemented have been assessed for their financial reporting impact, if any, under the applicable IFRS accounting standards. This includes, among others, compliance with IFRS requirements on consolidation and asset impairment assessments. To date, other than the suspension of the majority of our Performance Coating activities in 2022, there has been no material financial reporting impact as a direct result of the measures implemented.

Our business in Ukraine and Russia combined represents less than 2% of our revenue in 2025, 2024 and 2023, of which the vast majority concerned Russia.

Middle East Conflict

The conflict in the Middle East which escalated in Q1 2026 will likely bring further volatility. At present, AkzoNobel Group generates only a low single digit percentage of its total revenues from this region, however the implications of this conflict on global raw material prices, logistic costs and raw material availability can have a material adverse effect on AkzoNobel Group’s business, financial condition, results of operations or cash flow.

Material accounting policies

The material accounting policies as applied throughout the financial statements are described below. Material accounting policies relating to specific financial statement items are included in the respective notes to the financial statements.

Consolidation

The Consolidated financial statements include the accounts of Akzo Nobel N.V. and its subsidiaries. Subsidiaries are companies over which Akzo Nobel N.V. has control, because it is exposed, or has rights, to variable returns from its involvement with the subsidiary and it has the ability to affect returns through its power over the subsidiary. Non-controlling interests in equity and in results are presented separately.

Changes in accounting policies and first-time application

Accounting pronouncements with potential relevance for AkzoNobel, which became effective for 2025, included “Lack of exchangeability” amendments to IAS 21. These changes in accounting policies did not have a material impact on our Consolidated financial statements.

Held for sale/Discontinued operations

Assets and liabilities are classified as held for sale if it is highly probable that the carrying value will be recovered through a sale transaction within one year, rather than through continuing use. A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operations that has been disposed of, or is held for sale, or is a subsidiary acquired exclusively with a view to resale.

Foreign currencies

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate at transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rates at the balance sheet date. The resulting foreign currency differences are included in the statement of income in financing expenses. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at acquisition date.

The assets and liabilities of entities with functional currencies other than euro, are translated into euros (the functional currency of the parent entity) using the exchange rates at the balance sheet date. The income and expenses of entities with functional currencies other than euro, are translated into the functional currency using the exchange rates at transaction date.

Foreign exchange rate differences resulting from translation into the functional currency of investments in subsidiaries and of intercompany loans of a permanent nature with functional currencies other than euro are recorded as a separate component (cumulative translation reserve) within Other comprehensive income. These cumulative translation adjustments are reclassified (either fully or partly) to the statement of income upon disposal (either fully or partly) or liquidation of the foreign subsidiary to which the investment or the intercompany loan with a permanent nature relates. Foreign currency differences arising on the translation of a financial liability designated as an effective hedge of a net investment in a foreign operation are recognized in the cumulative translation reserve (in Other comprehensive income).

Exchange rates of key currencies

The principal exchange rates against the euro used in preparing the balance sheet and the statement of income are:

	Balance sheet			Statement of income
Currency*	2024	2025	%	2024	2025	%
US dollar	1.04	1.17	12.5	1.08	1.13	4.6
Pound sterling	0.83	0.87	4.8	0.85	0.86	1.2
Chinese yuan	7.62	8.19	7.5	7.80	8.12	4.1

*	Foreign currency equivalent of €1.

	Balance sheet			Statement of income
Currency*	2023	2024	%	2023	2024	%
US dollar	1.11	1.04	(6.3)	1.08	1.08	—
Pound sterling	0.87	0.83	(4.6)	0.87	0.85	(2.3)
Chinese yuan	7.86	7.62	(3.1)	7.67	7.80	1.7

*	Foreign currency equivalent of €1.

Hyperinflation economies

When a subsidiary is operating in a hyperinflationary country, the financial statements of this entity are restated into the current purchasing power at the end of the reporting period. In addition, exchange rates at this balance sheet date are used to translate both the balance sheet and the statement of income into euros. Hyperinflation accounting is applied for Argentina and Türkiye based on the historical cost approach and using the Consumer Price Index (CPI). CPI developments for Argentina and Türkiye are included in the table below. For reference, the balance sheet exchange rates for both countries have also been included.

	CPI at December 31
Country	2022	2023	2024	2025
Argentina	1,135	3,533	7,694	10,121
Türkiye	1,128	1,859	2,685	3,514

	Balance sheet exchange rates* at December 31
Currency	2022	2023	2024	2025
Argentinian peso	188.62	894.91	1,072.96	1,702.53
Turkish lira	19.97	32.73	36.80	50.38

*	Foreign currency equivalent of €1.

For a consolidated overview of financial impacts from hyperinflation accounting, refer to Note 7 Financing income and expenses.

Government grants

Government grants related to costs are deducted from the relevant costs in the same period. Government grants to compensate for the cost of an asset are deducted from the cost of the related asset.

New IFRS accounting standards

IFRS accounting standards and interpretations thereof not yet in force, which may apply to our Consolidated financial statements for 2026 and beyond, have been assessed for their potential impact.

These include, among others, amendments to IFRS 9 and IFRS 7 “Classification and Measurement of Financial Instruments”, amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture” and amendments to IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”. These changes are not expected to have a material effect on AkzoNobel’s Consolidated financial statements.

Further, in 2024, the IASB published IFRS 18 “Presentation and Disclosure in Financial Statements”. IFRS 18 introduces, among others, a defined structure of the statement of profit or loss with required subtotals, required disclosures in the financial statements for certain management defined performance measures and enhanced principles on aggregation and disaggregation which apply to the primary financial statements. The implementation date of IFRS 18 is January 1, 2027,. Based on the performed impact assessment, we note that the primary effect of this implementation involves reallocating exchange rate results to the categories within the statement of profit or loss where they originate from, whereas currently these results are reported under financing expenses. In addition, certain line items will be regrouped and relabeled in accordance with the new presentation requirements, without affecting total profit or loss.

The IASB has also amended IAS 7 “Statement of Cash Flows,” requiring entities that apply the indirect method to use operating profit (as defined by IFRS 18) as the starting point for cash flows from operating activities. In addition, the amendments require interest and dividends paid to be presented as financing cash flows and interest and dividends received as investing cash flows, removing the option to present these items within operating activities. For AkzoNobel, this means that interest paid will be reclassified from net cash generated from/(used for) operating activities to net cash generated from/(used for) financing activities. As a result, net cash generated from/(used for) operating activities will increase, while net cash generated from/(used for) financing activities will decrease. The implementation date of this change is January 1, 2027.

Significant accounting estimates and judgments

The preparation of the financial statements in compliance with IFRS accounting standards requires management to make judgments, estimates and assumptions that affect amounts reported in the financial statements. The estimates and assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances and are used to judge the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis.

The most critical accounting policies involving a higher degree of judgment and complexity in applying principles of valuation and for which changes in the assumptions and estimates could result in significantly different results than those recorded in the financial statements, are the following:

•	Recoverability of deferred tax assets (Note 8)

•	Impairment of intangible assets (Note 10)

•	Post-retirement benefit provisions (Note 18)

•	Provisions and contingent liabilities related to major legal matters (Note 19)

More details related to the estimates and judgments for these financial statement items are described in the respective notes.

NOTE 2: SCOPE OF CONSOLIDATION

Accounting policies

Acquisitions

In business combinations, identifiable assets and liabilities, and contingent liabilities, are recognized at their fair values at the acquisition date.

Goodwill in a business combination represents the excess of the consideration paid over the net fair value of the acquired identifiable assets, liabilities and contingent liabilities. If the cost of an acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The fair value of brands, customer relationships and know-how acquired in a business combination is estimated using generally accepted valuation methods. These include the relief-from-royalty method, the incremental cash flow method and the multi-period excess earnings method.

The fair value of property, plant and equipment acquired in a business combination is based on estimated market values.

The fair value of inventories acquired in a business combination is determined based on estimated selling prices in the ordinary course of business, less the estimated costs of completion and sale and a reasonable profit margin, based on the effort required to complete and sell the inventories.

Divestments

Upon loss of control over a subsidiary, its assets, liabilities, and non-controlling interests are derecognized. At the same time, any cumulative translation adjustments related to this subsidiary are reclassified to the statement of profit or loss.

The divestment result includes the consideration received, minus the carrying amount of the net assets derecognized (including non-controlling interests) and any directly attributable costs, and the true up to fair value of any remaining investments, and any directly attributable costs.

The subsidiary’s results are consolidated up to, but not after, the date of loss of control.

Material subsidiaries

The Consolidated financial statements comprise the assets, liabilities, income and expenses of 222 legal entities. We consider legal entities material when they represent, for at least two subsequent years, more than 5%

of either revenue, operating income or total assets. Material subsidiaries included in the table below are fully owned at year-end 2025. Refer to Note 17 Group equity for an overview of non-controlling interests.

Material subsidiaries related to continuing operations

Legal entity	Principal place of business
Akzo Nobel Coatings Inc.	United States
Imperial Chemical Industries Limited	United Kingdom
Akzo Nobel Decorative Coatings B.V.	The Netherlands
Akzo Nobel Coatings S.p.A.	Italy
Akzo Nobel Ltda	Brazil
Akzo Nobel Paints (Shanghai) Limited	China
International Paint LLC	United States

Akzo Nobel India Limited, formerly reported as a material subsidiary, was divested on December 10, 2025.

Divestments

In 2024, no material divestments occurred. In 2023, no material divestments occurred either, other than property divestments (the divestment of the Offenbach site in Germany and the Bangkok site in Thailand).

On December 10, 2025 AkzoNobel sold 61% of the shares of Akzo Nobel India Limited (ANIL) to the JSW Group (JSW); as a result AkzoNobel no longer controlled the company. Prior to that transaction, on September 24, 2025, AkzoNobel sold 5% of the share capital of ANIL through market block trades. After the transaction with JSW, AkzoNobel retained a 9% share in ANIL, which was subsequently sold in a block trade on December 17, 2025. As these block trades were linked to the agreement and transaction with JSW, they have been accounted for as part of the deal result.

The deal result amounted to €555 million, the net cash inflow was €776 million. As part of the disposal AkzoNobel is entitled to additional contingent consideration of up to €26 million dependent on the occurrence of specified future events. The contingent consideration receivable is recognized at its fair value of €20 million, determined using a probability-weighted assessment of the expected future receipts and discounted to present value.

Prior to the sale to JSW, ANIL sold its Powder Coatings business and International Research Center to AkzoNobel Powder Coatings India Limited, a fully owned subsidiary of Akzo Nobel N.V. At the same time, the rights to the Dulux brand in India were sold to ANIL, the divested entity.

The divested business represented our operations in India, excluding our Powder Coatings business and International Research Center. The divested businesses contributed €316 million in revenue in 2025, of which €192 million related to Decorative Paints and €124 million related to Performance Coatings. In terms of operating income, the divested business contributed €44 million, of which €29 million related to Decorative Paints, €21 million related to Performance Coatings and negative €6 million related to other activities.

Since the divested company did not represent a separate major line of business or geographical area, no discontinued operations accounting was applied. The balances related to the deconsolidation of the assets and liabilities are included in the divestment line in the various movement schedules in the financial statements.

The deal result, with the exception of related income taxes, has been reported within “Other results” in the Consolidated statement of income.

Deal result AkzoNobel India Limited divestment	2025
in € millions
Consideration for shares sold	887
Contingent consideration	20
Recycling of cash flow hedge reserve to P&L	15

Gross proceeds	922
Derecognition of assets and liabilities (including non-controlling interest)	(137)
Cost allocated to the deal, including recycling of cumulative translation to the P&L	(130)

Pre-tax deal result	655
Income tax related to the sale	(100)

Total deal result	555

Cash inflow from AkzoNobel India Limited divestment	2025
in € millions
Consideration for shares sold (including shares sold before and after the transaction with JSW)	887
Cash and cash equivalents derecognized on disposal	(28)
Income tax paid on divestment proceeds	(98)
Proceeds from cash flow hedge	15

Total cash inflow from divestment	776

The total cash inflow from the divestment is presented in the consolidated statement of cash flows under ‘Proceeds from divestments, net of cash divested.’ The difference between the €776 million cash inflow from divestment disclosed in this Note and the €816 million reported as ‘proceeds from divestments, net of cash divested’ in the Cash Flow Statement, relates to cash inflows from the sale of real estate unrelated to this transaction.

Balance sheet AkzoNobel India Limited at divestment date	December 10, 2025
in € millions
Intangible assets	55
Property, plant and equipment	49
Other non-current assets	35
Inventories	54
Trade receivables	56
Other current assets	67
Non-current liabilities	(20)
Trade payables	(90)
Other current liabilities	(21)
Non-controlling interest	(48)

Net assets and liabilities divested	137

Mergers and acquisitions

Axalta Coating Systems Ltd. (“Axalta”)

On November 18, 2025 Akzo Nobel N.V. (“AkzoNobel”) and Axalta Coating Systems Ltd. (“Axalta”) announced they entered into a definitive agreement to combine in an all-stock merger, creating a premier global coatings company.

The combination will bring together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders.

The terms of the agreement stipulate that Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned, with AkzoNobel being the surviving entity.

In connection with the transaction, AkzoNobel intends to pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion, minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion of the transaction. The special dividend is conditional on completion of the transaction and on the level of regular dividends paid in 2026. The Merger agreement prohibits AkzoNobel to repurchase shares up to the merger date.

AkzoNobel shareholders will own approximately 55% and Axalta shareholders will own approximately 45% of the combined company on a pro forma basis immediately after closing. The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions. If either of the companies terminate the Merger Agreement, the terminating party may be required to pay the other party a €150 million termination fee.

Valspar Coatings Holding Co. Ltd

On August 1, 2023, AkzoNobel acquired 100% of the shares of Valspar Coatings Holding Co. Ltd., Hong Kong (hereafter: “the Huarun business”) for a final purchase price of €70 million (2023: €72 million). The acquisition strengthened our position in China and allow us further market segmentation and reinforces our position outside of the premium segment.

The final purchase price allocation as determined in 2024 resulted in €32 million of goodwill (2023: €32 million), non-deductible for tax purposes, €27 million of other intangible assets (2023: €28 million) and €42 million other fixed and current assets (2023: €42 million), excluding deferred taxes. Of the intangible assets, €13 million relates to brands which have finite useful lives (2023: €13 million).

The goodwill is mainly attributable to synergies expected to be achieved from integrating the acquired business into the group. The Huarun business has been integrated in business unit Decorative Paints China and North Asia.

NOTE 3: SEGMENT INFORMATION

Accounting policies

We determine and present operating segments based on the information that is provided to the Executive Committee, our chief operating decision-maker during 2025, to make decisions about resources to be allocated to the segments and assess their performance. Segment results reported to the Executive Committee include items directly attributable to a segment, as well as those items that can be allocated on a reasonable basis.

In presenting and discussing segmental operating results AkzoNobel uses two operational segments, Decorative Paints and Performance Coatings. The distinction reflects differences in customer type, product application and performance requirements, routes to market and management oversight. Items which are not allocated to either one of these segments, mainly comprise of corporate assets and corporate costs and are reported in “Corporate and other”.

General information

Decorative Paints

Decorative Paints comprises businesses that provide a full range of interior and exterior decoration and protection products to both professional and do-it-yourself customers, including paints, enamels, varnishes and surface preparation products. We also offer services such as mixing machines, color concepts and advice, and training for applicators. The segment operates through our own sales and distribution network as well as agents and distributors. In 2025, all geographical regions were brought under central / global leadership; in addition a global commercial organization was implemented.

The business units in the operating segment Decorative Paints are set up regionally, as the paints business is managed per region. Refer to Note 4 Revenue for a disaggregation of revenues per region.

Performance Coatings

Performance Coatings produces engineered coatings designed to deliver functional properties such as corrosion and fouling control, anti-scratch performance and passive fire protection, to protect and enhance ships, cars, aircraft, yachts and architectural components (structural steel, building products, flooring), consumer goods (mobile devices, appliances, beverage cans, furniture) and oil and gas facilities.

The business units in the operating segment Performance Coatings are set up per product/end market, as the segment is managed based on product/end market combinations. Refer to Note 4 Revenue for a disaggregation of revenues per product/end market.

	Revenue (third parties)			Cost of sales
	2023	2024	2025	2023	2024	2025
	in € millions
Information per reportable segment
Decorative Paints	4,300	4,301	4,090	(2,415)	(2,422)	(2,282)
Performance Coatings	6,368	6,410	6,068	(3,994)	(3,932)	(3,802)
Corporate and other	—	—	—	(25)	(20)	(25)

Total	10,668	10,711	10,158	(6,434)	(6,374)	(6,109)

	Adjusted EBITDA			Amortization and depreciation
	2023	2024	2025	2023	2024	2025
	in € millions
Information per reportable segment
Decorative Paints	645	635	648	(145)	(151)	(153)
Performance Coatings	854	913	843	(170)	(183)	(185)
Corporate and other	(70)	(70)	(47)	(42)	(37)	(40)

Total	1,429	1,478	1,444	(357)	(371)	(378)

	Adjusted EBITDA reconciliation
	2023	2024	2025
	in € millions
Profit for the year	483	592	671
Profit for the period from discontinued operations	(5)	—	(1)
Income tax	(296)	(246)	(326)
Results from associates	27	23	33
Financing expense	(341)	(163)	(248)
Financing income	69	61	49
Restructuring-related costs	(78)	(138)	(185)
Acquisition/divestment-related results	43	(23)	616
Hyperinflation	—	(19)	(4)
Legal & Environmental	—	(2)	(301)
Pension curtailments and buyouts	—	—	(10)
Other	(8)	(8)	(18)

Depreciation and amortization	(357)	(371)	(378)

Adjusted EBITDA	1,429	1,478	1,444

	Research and development expenses			Employee benefits
	2023	2024	2025	2023	2024	2025
	in € millions
Information per reportable segment
Decorative Paints	(67)	(74)	(70)	(584)	(640)	(644)
Performance Coatings	(201)	(217)	(204)	(1,098)	(1,203)	(1,162)
Corporate and other	(2)	(5)	—	(326)	(320)	(307)

Total	(270)	(296)	(274)	(2,008)	(2,163)	(2,113)

	Total assets		Total liabilities
	2024	2025	2024	2025
	in € millions
Information per reportable segment
Decorative Paints	5,770	5,516	1,302	1,480
Performance Coatings	6,224	5,954	2,156	2,245
Corporate and other	2,255	2,482	5,975	5,405

Total	14,249	13,952	9,433	9,130

	Revenue by region of destination			Intangible assets and property, plant and equipment
	2023	2024	2025	2024	2025
	in € millions
Regional information
The Netherlands	315	329	330	1,201	1,175
Other EMEA countries	4,672	4,727	4,556	1,770	1,778
North Asia	1,720	1,668	1,592	1,184	1,088
South Asia Pacific	1,304	1,311	1,206	554	396
North America	1,379	1,363	1,264	687	637
Latin America	1,278	1,313	1,210	775	763

Total	10,668	10,711	10,158	6,171	5,837

NOTE 4: REVENUE

Accounting policies

Sale of goods

AkzoNobel’s main business consists of selling of goods (paints and coatings) to customers at contractually determined prices and conditions without any additional services. Although the transfer of risks and rewards is not the only criterion to be considered to determine whether control over the goods has transferred, it is in most situations considered to be the main indicator of the customer’s ability to direct the use of, and obtain the benefits from the asset, and largely also coincides with the physical transfer of the goods and the obligation of the customer to pay.

Variable considerations, including among others rebates, bonuses, discounts and payments to customers, are accrued for as performance obligations are satisfied and revenue is recognized. Variable considerations are only recognized when it is highly probable that these are not subject to significant reversal.

Revenue is recognized net of rebates, discounts and similar allowances, and net of sales tax. In case of expected returns, revenue is not recognized for such products. Instead, we record a liability for the refund and an asset for the products that will be returned. A provision for warranties is recognized when the underlying products or services are sold, generally based on historical warranty data.

Equipment provided to customers

AkzoNobel regularly provides mixing machines, store interior and other assets to its customers at the start of a paints or coatings delivery contract. The delivery of such assets qualifies as a separate performance obligation. Revenue can only be recognized at the moment of transfer of such assets, when there is an agreed sales price or when there is a binding take-or-pay commitment for a minimum quantity of paints or coatings to be purchased by the customer.

Services

AkzoNobel provides certain training, technical and/or support services to customers, as well as shipping and handling activities for its customers. Service revenue is recognized over time when the related services are being provided. When not separately invoiced, part of the sales price of paints or coatings is allocated to such services.

General

The major product lines and geographical regions are as disclosed in the table in this Note.

For the receivables, which are included in Trade and other receivables, reference is made to Note 16 Trade and other receivables.

As at December 31, 2025; December 31, 2024 and December 31, 2023, no significant contract assets were recognized.

As at December 31, 2025, the amount of contract liabilities deferred to be recognized over time in 2026 was €4 million (2024: €4 million; 2023: €4 million). These contract liabilities primarily relate to shipping, training and certain technical services, for which revenue is recognized over time. The amount of €4 million included in contract liabilities at the beginning of the period has been recognized as revenue during the year 2025 (2024: €4 million; 2023: €4 million).

Revenue disaggregation	Decorative Paints			Performance Coatings			Total
	2023	2024	2025	2023	2024	2025	2023	2024	2025
	in € millions
Primary geographical markets – revenue from third parties
The Netherlands	214	222	220	101	107	110	315	329	330
Other EMEA countries	2,199	2,240	2,192	2,473	2,487	2,364	4,672	4,727	4,556
North Asia	543	459	426	1,177	1,209	1,166	1,720	1,668	1,592
South Asia Pacific	564	555	494	740	756	712	1,304	1,311	1,206
North America	—	—	—	1,379	1,363	1,264	1,379	1,363	1,264
Latin America	780	825	758	498	488	452	1,278	1,313	1,210

Total	4,300	4,301	4,090	6,368	6,410	6,068	10,668	10,711	10,158

Major goods/service lines - revenue from third parties
Decorative Paints Europe, Middle East and Africa	2,413	2,462	2,412	—	—	—	2,413	2,462	2,412
Decorative Paints Latin America	780	825	758	—	—	—	780	825	758
Decorative Paints China and North Asia	543	459	426	—	—	—	543	459	426
Decorative Paints South East and South Asia	564	555	494	—	—	—	564	555	494
Powder Coatings	—	—	—	1,377	1,365	1,280	1,377	1,365	1,280
Marine and Protective Coatings	—	—	—	1,482	1,575	1,570	1,482	1,575	1,570
Automotive and Specialty Coatings	—	—	—	1,422	1,434	1,347	1,422	1,434	1,347
Industrial Coatings	—	—	—	2,087	2,036	1,871	2,087	2,036	1,871

Total	4,300	4,301	4,090	6,368	6,410	6,068	10,668	10,711	10,158

Timing of revenue recognition - revenue from third parties
Goods transferred at a point in time	4,220	4,237	4,027	6,169	6,196	5,850	10,389	10,433	9,877
Services transferred over time	80	64	63	199	214	218	279	278	281

Total	4,300	4,301	4,090	6,368	6,410	6,068	10,668	10,711	10,158

NOTE 5: OPERATING INCOME

Accounting policies

Operating income is the income generated from our core business activities, before financing income and expenses, results from associates and income tax.

Cost of sales

Cost of sales comprises the costs of purchase, conversion and other costs incurred to bring the products sold into the condition and location to be ready for sale. This includes the cost of raw materials, labor, warehousing of raw materials, production overhead and changes in inventory provisions for raw materials and semi-finished goods.

Selling and distribution expenses

Selling and distribution expenses comprise the costs associated with promoting and selling products or services, as well as delivering them to customers. These costs include sales, marketing, distribution, warehousing of finished goods, supply chain management costs and changes in inventory provisions related to finished goods.

General and administrative expenses

General and administrative expenses include costs for support functions and other general and administrative expenses.

Research and development expenses

Research and development expenses include costs incurred in the process of developing new products, or improving existing products. Development costs are capitalized as an internally generated intangible asset, if it is probable that sufficient future economic benefits will be generated by the development.

Other results

Other results include items not considered to be normal operational items (from ordinary activities); these costs includes gains and losses that cannot be reported in any of the categories above, amongst others impairment of goodwill, significant additions to provisions, and results on certain divestments.

Development of operating income

Operating income at €1,164 million (2024: €917 million; 2023: €1,029 million) was impacted by the divestment of Akzo Nobel India Limited for €655 million, a charge of €272 million related to Project Ichthys and our restructuring programs for €200 million. The AkzoNobel India Limited divestment and Project Ichthys were reported within “Other results”; restructuring costs are reporting in the applicable functional cost line in the income statement.

In 2025, the impact of revenue developments on operating income was limited. While revenue was down 5%, this was largely driven by negative currency translation, which impacted revenue with 4%. Volumes were down 2% and price/mix was up 2%. Structural cost measures helped offset most of the impact from lower volumes, keeping operating expenses lower year-on-year despite wage and general inflation.

For more details on the result on the disposal of Akzo Nobel India Limited, refer to Note 2 Scope of Consolidation, for more details on the provision for Project Ichthys, refer to Note 19 Other provisions and contingent liabilities.

Costs by nature 2025	Employee benefits	Amortization	Depreciation	Purchases and other costs	Result on disposal of business (India)	Total
	in € millions
Cost of sales	(637)	(1)	(169)	(5,302)	—	(6,109)
Selling and distribution expenses	(1,004)	(50)	(98)	(1,200)	—	(2,352)

Costs by nature 2025	Employee benefits	Amortization	Depreciation	Purchases and other costs	Result on disposal of business (India)	Total
General and administrative	(282)	(22)	(17)	(328)	—	(649)
Research and development	(190)	(5)	(16)	(63)	—	(274)
Other results*	—	—	—	(265)	655	390

Total	(2,113)	(78)	(300)	(7,158)	655	(8,994)

*

Purchases and other costs in Other results contain a €272 million charge related to the provision made for Project Ichthys. The result on disposal of business (India) has been included to allow reconciliation of total costs with consolidated statement of income

Costs by nature 2024	Employee benefits	Amortization	Depreciation	Purchases and other costs	Total
	in € millions
Cost of sales	(583)	(1)	(166)	(5,624)	(6,374)
Selling and distribution expenses	(1,078)	(51)	(94)	(1,240)	(2,463)
General and administrative expenses	(293)	(21)	(18)	(323)	(655)
Research and development expenses	(209)	(5)	(15)	(67)	(296)
Other results	—	—	—	(6)	(6)

Total	(2,163)	(78)	(293)	(7,260)	(9,794)

Costs by nature 2023	Employee benefits	Amortization	Depreciation	Purchases and other costs	Total
	in € millions
Cost of sales	(550)	(1)	(150)	(5,733)	(6,434)
Selling and distribution expenses	(991)	(52)	(94)	(1,210)	(2,347)
General and administrative expenses	(279)	(22)	(19)	(328)	(648)
Research and development expenses	(186)	(5)	(14)	(65)	(270)
Other results	(2)	—	—	62	60

Total	(2,008)	(80)	(277)	(7,274)	(9,639)

NOTE 6: EMPLOYEE BENEFITS

Accounting policies

Salaries and wages are recognized in the statement of profit and loss in the period in which the employee has rendered services to AkzoNobel.

The accounting policies for post-retirement costs are described in Note 18 Post-retirement benefit provisions.

AkzoNobel has a performance-related and a restricted share plan, as well as a share-matching plan, under which equity-settled shares are granted to certain employees. The fair value is measured at grant date and amortized over the three-year period during which the employees normally become unconditionally entitled to the shares with a corresponding increase in shareholders’ equity. Amortization is accelerated in the event of earlier vesting or settlement.

Salaries, wages and other employee benefits

Salaries and wages decreased in 2025, primarily due to cost reductions as a result from a lower FTE count, partly offset by wage bill inflation and an increase in severance costs. Salaries and wages increased in 2024, mainly due to wage bill inflation and an increase in severance costs.

	2023	2024	2025
	in € millions
Salaries, wages and other employee benefits in operating income
Salaries and wages	(1,573)	(1,702)	(1,633)
Post-retirement cost	(138)	(145)	(146)
Other social charges	(297)	(316)	(334)

Total	(2,008)	(2,163)	(2,113)

Share-based compensation

Share-based compensation relates to the equity-settled performance-related share plans and the restricted share plans, as well as the share-matching plan. Charges recognized in the 2025 statement of income for share-based compensation amounted to €24 million and are included in salaries and wages (2024: €23 million; 2023: €18 million).

Performance-related and restricted share plans

Under the performance-related share plan and the restricted share plans, a number of conditional shares are granted to the members of the Board of Management, members of the Executive Committee, executives and certain other employee categories each year. The number of participants of the performance-related share plan and the restricted share plans at year-end 2025 was 628 (2024: 694; 2023: 666). The shares of the performance-related and restricted share plan series 2020-2022, 2021-2023 and 2022-2024 have vested and were delivered to the participants in 2023, 2024 and 2025, respectively.

The performance targets for the conditional grant of performance-related shares of the Board of Management and the Executive Committee (series 2021-2023; 2022-2024 and series 2023-2025) are linked to revenue growth (20%), adjusted EBITDA (40%), ROI (20%), and Environmental, Social and Governance (ESG) KPIs (20%). The performance targets for the conditional grant of performance-related shares of the Board of Management, the Executive Committee, and the executives (series 2024-2026), are linked to adjusted EBITDA (33%), ROI (33%), and Environmental, Social and Governance (ESG) KPIs (34%).

The performance targets for the conditional grant of performance-related shares of the Board of Management, the Executive Committee, and the executives (series 2025-2027), are linked to adjusted EBITDA (40%), ROI (40%), and Environmental, Social and Governance (ESG) KPIs (20%).

For the Board of Management and the Executive Committee, a two-year holding restriction after vesting applies. The executives have no holding restriction.

The plans for the executives (series 2023-2025) and certain non-executive employee categories are restricted share plans without any performance conditions, whereby the conditional grant of shares will vest upon the condition that they remain in service with the company during the three-year vesting period. A one-year holding restriction after vesting applies for the executives.

The conditional shares of the 2023-2025 performance share plan for the AkzoNobel participants vested for 118.32% (series 2022-2024: 112.35%; series 2021-2023: 12.30%), including dividend shares of 9.72%

(series 2022-2024: 8.76%; series 2021-2023: 7.42%), the final vesting percentage amounted to 129.82% (series 2022-2024: 122.19%; series 2021-2023: 13.21%).

The share price of a common share of AkzoNobel N.V. at year end 2025 amounted to €59.20 (2024: €57.96, 2023: €74.82).

Fair value of performance-related and restricted shares

The fair value of the performance shares of the 2025-2027 grant to executives, amounting to €56.33, is based on the opening share price on March 17, 2025, of €62.08 and the expected dividend yield of 3.19%. The fair value of the performance shares of the 2024-2026 grant to executives, amounting to €63.75, is based on the opening share price on April 2, 2024, of €69.52 and the expected dividend yield of 2.85%.

The fair value of the restricted shares of the 2023-2025 grant to executives, amounting to €68.78, is based on the opening share price on April 26, 2023, of €74.56 and the expected dividend yield of 2.66%.

The fair value of the restricted shares of the 2025-2027 grant to non-executives, amounting to €53.91, is based on the opening share price on July 1, 2025, of €59.66 and the expected dividend yield of 3.32%. The fair value of the restricted shares of the 2024-2026 grant to non-executives, amounting to €50.87, is based on the opening share price on July 1, 2024, of €56.60 and the expected dividend yield of 3.50%.

The fair value of the restricted shares of the 2023-2025 grant to non-executives, amounting to €69.00, is based on the opening share price on July 3, 2023 of € 74.78 and the expected dividend yield of 2.65%.

The fair value of the performance-related 2025-2027 (2024-2026; 2023-2025) grant for the Board of Management and the Executive Committee, based on the opening share price on April 25, 2025 (April 25, 2024; February 23, 2023), amounts to €56.20 (2024: €62.80; 2023: €69.26) respectively.

Fair value performance-related shares in €

Series	Opening share price per:	Fair Value(5)	Share price	Dividend yield
2020 - 2022	April 21, 2020(1)	53.42	63.88	NA
2021 - 2023	April 22, 2021(2)	103.20	103.20	NA
2022 - 2024	February 23, 2022	88.28	88.28	NA
2022 - 2024	October 3, 2022(3)	57.70	57.70	NA
2023 - 2025	February 23, 2023	69.26	69.26	NA
2023 - 2025	July 3, 2023(4)	74.78	74.78	NA
2023 - 2025	January 2, 2024(5)	74.82	74.82	NA
2024 - 2026	April 2, 2024	63.75	69.52	2.85%
2024 - 2026	April 25, 2024(6)	62.80	62.80	NA
2025 - 2027	March 17, 2025	56.33	62.08	3.19%
2025 - 2027	April 25, 2025	56.20	56.20	NA
2025 - 2027	December 10, 2025(7)	53.80	53.80	NA

(1)	Date on which the Supervisory Board approved the use of the average share price calculation method to determine the number of shares granted.
(2)	Date of the AGM at which the new LTI performance criteria for the Board of Management were approved.
(3)	Date on which Greg Poux-Guillaume started working for AkzoNobel.
(4)	Dates on which members of the Executive Committee started working for AkzoNobel.
(5)	Date of the AGM at which the new LTI performance criteria for the Board of Management were approved.
(6)	Date of additional grant to 3 executives when the company sold 61% of its shares in Akzo Nobel India Limited to JSW Group.
(7)	No market conditions, hence the fair value is equal to share price taking into account dividend yield, if applicable.

Share-matching plan

The members of the Board of Management and the members of the Executive Committee are eligible to participate in the share-matching plan. Under certain conditions, members who invest part of their short-term incentive payment in AkzoNobel shares may have such shares matched by the company one-on-one.

During 2025, 1,364 potential matching shares were forfeited and 2,955 potential matching shares were matched for the members of the Board of Management and the members of the Executive Committee. In 2025, the members of the Board of Management and the members of the Executive Committee invested part of their 2024 short-term incentive in AkzoNobel shares, leading to 11,787 potential matching shares. The total number of matching shares outstanding per December 31, 2025, is 26,797.

During 2024, no potential matching shares were matched as the members of the Board of Management and the members of the Executive Committee were not eligible for matching shares on the 2021 series. In 2024, the members of the Board of Management and the members of the Executive Committee invested part of their 2023 short-term incentive in AkzoNobel shares, leading to 15,816 potential matching shares. The total number of matching shares outstanding per December 31, 2024, is 19,329.

During 2023, no potential matching shares were matched as the members of the Board of Management and the members of the Executive Committee were not eligible for matching shares on the 2020 series. However, in 2023, the 2,708 potential matching shares that were granted to Thierry Vanlancker were pro-rated, resulting in 903 potential matching shares. These shares were matched upon termination of the management agreement in April 2023. In 2023, the members of the Board of Management and the members of the Executive Committee invested part of their 2022 short-term incentive in AkzoNobel shares, leading to 2,545 potential matching shares. The total number of matching shares outstanding per December 31, 2023, is 3,626.

Fair value of matching shares

For 2025, the fair value of the matching shares of €49.57 was based on the opening share price on the investment date of April 23, 2025, being €55.30, discounted for expected dividends over the vesting period (dividend yield: 3.58%). For 2024, the fair value of the matching shares of €61.59 was based on the opening share price on the investment date of April 23, 2023, being €67.36, discounted for expected dividends over the vesting period (dividend yield: 2.94%). For 2023, the fair value of the matching shares of €68.78 was based on the opening share price on the investment date of April 26, 2023, being €74.56, discounted for expected dividends over the holding period (dividend yield: 2.66%).

Share plans of AkzoNobel employees
Share plans	Performance/ Vesting period	Award Date	Vesting Date	End of holding period	Balance at January 1, 2025	Award in 2025	Vested in 2025	Forfeited in 2025	Dividend in 2025	Subject to performance condition	Unvested in 2025	Subject to holding period	Balance at December 31, 2025
2022-2024
Restricted Share Plan E*	3 years	4/1/2022	4/1/2025	4/1/2026	123,166	—	(123,008)	(158)	—	NA	—	123,008	—
Performance Share Plan	3 years	1/1/2022	1/1/2025	1/1/2027	71,939	—	(71,939)	—	—	—	—	71,939	—
Restricted Share Plan NE*	3 years	4/1/2022	4/1/2025	NA	40,756	—	(40,366)	(390)	—	NA	—	—	—
2023-2025
Restricted Share Plan E*	3 years	4/1/2023	4/1/2026	4/1/2027	192,158	—	(27,561)	(14,288)	—	NA	150,309	150,309	150,309
Performance Share Plan	3 years	1/1/2023	1/1/2026	1/1/2028	116,841	21,556	—	(2,949)	3,779	139,227	139,227	139,227	139,227
Restricted Share Plan NE*	3 years	4/1/2023	4/1/2026	NA	58,570	—	(3,750)	(2,672)	—	NA	52,148	—	52,148
2024-2026
Performance Share Plan E*	3 year	4/2/2024	4/2/2027	NA	181,399	—	(12,767)	(22,525)	—	146,107	146,107	—	146,107
Performance Share Plan	3 years	1/1/2024	1/1/2027	1/1/2029	118,062	—	—	(9,307)	3,485	112,240	112,240	112,240	112,240
Restricted Share Plan NE*	3 years	4/2/2024	4/2/2027	NA	43,220	—	(717)	(2,393)	—	NA	40,110	—	40,110
2025-2027
Performance Share Plan E*	3 years	4/1/2025	4/1/2028	NA	—	218,648	(1,991)	(24,149)	—	192,508	192,508	—	192,508
Performance Share Plan	3 years	1/1/2025	1/1/2028	1/1/2030	—	145,911	—	(10,655)	4,720	139,976	139,976	139,976	139,976
Restricted Share Plan NE*	3 years	4/1/2025	4/1/2028	NA	—	48,670	—	(780)	—	NA	47,890	—	47,890

Total					946,111	434,785	(282,099)	(90,266)	11,984	730,058	1,020,515	736,699	1,020,515

*	E means executive plan; NE means non-executive plan.

Share plans of AkzoNobel employees
Share plans	Performance/ Vesting period	Award Date	Vesting Date	End of holding period	Balance at January 1, 2024	Award in 2024	Vested in 2024	Forfeited in 2024	Dividend in 2024	Subject to performance condition	Unvested in 2024	Subject to holding period	Balance at December 31, 2024
2021-2023
Restricted Share Plan E*	3 years	4/1/2021	4/1/2024	4/1/2025	130,855	—	(130,707)	(148)	—	NA	—	130,707	—
Performance Share Plan	3 years	1/1/2021	1/1/2024	1/1/2026	8,663	—	(8,663)	—	—	—	—	8,663	—
Restricted Share Plan NE*	3 years	4/1/2021	4/1/2024	NA	24,020	—	(23,240)	(780)	—	NA	—	—	—
2022-2024
Restricted Share Plan E*	3 years	4/1/2022	4/1/2025	4/1/2026	143,425	173	(11,530)	(8,902)	—	NA	123,166	123,166	123,166
Performance Share Plan	3 years	1/1/2022	1/1/2025	1/1/2027	62,047	7,906	—	—	1,986	71,939	71,939	71,939	71,939
Restricted Share Plan NE*	3 years	4/1/2022	4/1/2025	NA	44,217	—	(696)	(2,765)	—	NA	40,756	—	40,756
2023-2025
Performance Share Plan E*	3 year	4/1/2023	4/1/2026	4/1/2027	225,745	173	(8,284)	(25,476)	—	NA	192,158	192,158	192,158
Performance Share Plan	3 years	1/1/2023	1/1/2026	1/1/2028	104,795	8,196	—	—	3,850	116,841	116,841	116,841	116,841
Restricted Share Plan NE*	3 years	4/1/2023	4/1/2026	NA	63,025	—	(320)	(4,135)	—	NA	58,570	—	58,570
2024-2026
Performance Share Plan E*	3 years	4/2/2024	4/2/2027	NA	—	203,647	(410)	(21,838)	—	181,399	181,399	—	181,399
Performance Share Plan	3 years	1/1/2024	1/1/2027	1/1/2029	—	114,401	—	—	3,661	118,062	118,062	118,062	118,062
Restricted Share Plan NE*	3 years	4/2/2024	4/2/2027	NA	—	43,760	—	(540)	—	NA	43,220	—	43,220

Total					806,792	378,256	(183,850)	(64,584)	9,497	488,241	946,111	761,536	946,111

*	E means executive plan; NE means non-executive plan.

Share plans of AkzoNobel employees
Share plans	Performance/ Vesting period	Award Date	Vesting Date	End of holding period	Balance at January 1, 2023	Award in 2023	Vested in 2023	Forfeited in 2023	Dividend in 2023	Subject to performance condition	Unvested in 2023	Subject to holding period	Balance at December 31, 2023
2020-2022
Restricted Share Plan E*	3 years	1/1/2020	1/1/2023	1/1/2024	136,401	—	(136,401)	—	—	NA	—	136,401	—
Performance Share Plan	3 years	1/1/2020	1/1/2023	1/1/2025	10,972	—	(10,972)	—	—	—	—	10,972	—
Restricted Share Plan NE*	3 years	4/1/2020	4/1/2023	NA	5,680	—	(5,680)	—	—	NA	—	—	—
2021-2023
Restricted Share Plan E*	3 years	4/1/2021	4/1/2024	4/1/2025	154,950	240	(10,127)	(14,208)	—	NA	130,855	130,855	130,855
Performance Share Plan	3 years	1/1/2021	1/1/2024	1/1/2026	61,689	—	—	(54,716)	1,690	8,663	8,663	8,663	8,663
Restricted Share Plan NE*	3 years	4/1/2021	4/1/2024	NA	25,580	—	(480)	(1,080)	—	NA	24,020	—	24,020
2022-2024
Restricted Share Plan E*	3 year	4/1/2022	4/1/2025	4/1/2026	170,994	240	(6,777)	(21,032)	—	NA	143,425	143,425	143,425
Performance Share Plan	3 years	1/1/2022	1/1/2025	1/1/2027	87,008	—	—	(25,946)	985	62,047	62,047	62,047	62,047
Restricted Share Plan NE*	3 years	4/1/2022	4/1/2025	NA	47,182	390	(335)	(3,020)	—	NA	44,217	—	44,217
2023-2025
Restricted Share Plan E*	3 years	4/1/2023	4/1/2026	4/1/2027	—	247,214	(443)	(21,026)	—	NA	225,745	225,745	225,745
Performance Share Plan	3 years	1/1/2023	1/1/2026	1/1/2028	—	108,147	—	(6,147)	2,795	104,795	104,795	104,795	104,795
Restricted Share Plan NE*	3 years	4/1/2023	4/1/2026	NA	—	64,050	—	(1,025)	—	NA	63,025	—	63,025

Total					700,456	420,281	(171,215)	(148,200)	5,470	175,505	806,792	822,903	806,792

*	E means executive plan; NE means non-executive plan.

NOTE 7: FINANCING INCOME AND EXPENSES

Accounting policies

Net interest on net debt is measured using the effective interest method.

Financing income related to post-retirement benefits includes the interest on the net defined benefit liability/asset. Interest on provisions contains the movement of provisions as a result of the passage of time, as well as the impact from changes in discount rates and the component of a provision that relates to interest.

Exchange rate results contain the FX results on monetary items, such as cash and cash equivalents, derivatives, loans, receivables, and payables.

The gain or loss on net monetary position is a hyperinflation accounting metric and reflects the gain or loss of purchase power by either having a net monetary liability or net monetary asset position. It includes the restatement of non-monetary assets and liabilities, equity and items in the statement of profit and loss.

Financing income and expenses

	2023	2024	2025
	in € millions
Net interest on net debt
Financing income	69	61	49
Financing expenses	(192)	(187)	(176)

Net interest on net debt	(123)	(126)	(127)
Other income and expenses
Financing income related to post-retirement benefits	33	27	32
Interest related to provisions	(1)	(3)	(35)
Exchange rate results	(128)	(47)	(49)
Hyperinflation: gain/(loss) on net monetary position	(46)	15	(26)
Other items	(7)	32	6

Net other income and expenses	(149)	24	(72)

Financing income	69	61	49

Financing expenses	(341)	(163)	(248)

Total financing income and expenses	(272)	(102)	(199)

Total financing income and expenses for the year were €199 million (2024: €102 million; 2023: €272 million). Significant variances include:

•

In 2025, Interest related to provisions was negative €35 million (2024: negative €3 million; 2023: negative €1 million). The increase of €32 million compared to 2024 is mainly the result of a charge of €21 million related to the interest portion of the provision for Project Ichthys.

•

In 2025, Hyperinflation: the net loss on monetary position was €26 million negative (2024: gain €15 million; 2023: negative €46 million). The changes over the years are the result of the company moving between net monetary liability and net monetary asset positions in hyperinflation economies.

•

In 2023, Exchange rate results of €128 million negative contained €36 million negative result on cash flow hedging contracts, related to the previously anticipated acquisition of Kansai Paints Africa (refer to Note 26 Financial risk management for more details) and significant impact from the Argentinian peso.

•

In 2025, other items decreased by €26 million (2024: increased by €39 million), mainly due to the interest impact related to the release of provisions for uncertain tax positions in 2024 (refer to Note 8 Income tax for more details).

Interest income from financial assets measured at amortized cost amounted to approximately €7 million in 2025 (2024: €10 million; 2023: €5 million). The remainder was generated by financial assets measured at fair value through profit and loss.

The average interest rate used for capitalized interest was 2.5% (2024: 2.3%, 2023: 2.1%). Capitalized interest was negligible in 2025, 2024 and 2023. The average interest rate on total debt was 3.2% (2024: 3.4%, 2023: 3.2%).

Impact hyperinflation accounting

The impact of the application of hyperinflation accounting and the use of end of period rates to translate the statement of the income statement, is shown in the table below.

	2023	2024	2025
	in € millions
Hyperinflation accounting
Revenue	(64)	67	(17)
Operating income	(54)	(47)	(22)
Net interest on net debt	17	—	—
Other financing income/expenses	54	(3)	1
Hyperinflation: gain/(loss) on net monetary position	(46)	15	(26)
Financing income and expenses	25	12	(25)
Profit before tax	(29)	(35)	(47)
Income tax	(48)	(18)	(4)

Profit for the period	(77)	(53)	(51)

Attributable to
Shareholders of the company	(65)	(43)	(42)
Non-controlling interests	(12)	(10)	(9)

NOTE 8: INCOME TAX

Accounting policies

Income tax expenses comprise both current and deferred tax, including the effects of changes in tax rates. In determining the amount of current and deferred tax, we also take into account the impact of uncertain tax positions and whether additional taxes may be due. Income tax is recognized in the statement of income, unless it relates to items recognized in other comprehensive income or equity.

Current tax includes the expected tax payable and receivable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, as well as (any adjustments to) tax payables and receivables with respect to previous years.

Deferred tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. We do not recognize deferred tax for the initial recognition of goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences related to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and we can control the timing of the reversal of the temporary difference. Deferred tax assets are recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

AkzoNobel has applied the exemption for recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Measurement of deferred tax assets and liabilities is based upon the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be reversed. Deferred tax positions are not discounted.

Significant accounting estimates and judgments

Recoverability of deferred tax assets

When assessing the recognition of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies, and the application of local tax legislation in making this assessment.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income against which the deductible temporary differences, unused tax losses and unused tax credits can be utilized.

The assessment of the recoverability of deferred tax assets involves significant judgment, mainly in relation to the long-term profitability forecasts that are prepared to estimate the projected future taxable income. The projections used to assess recoverability are, in general, based on a ten-year period. Specific facts and circumstances per country may lead to shorter or longer projection periods being used. Growth in profitability is projected using GDP growth, adjusting (where needed) for specific factors affecting profitability of our operations within the country.

Effective tax rate

Pre-tax income from continuing operations for the year amounted to a profit of €998 million (2024: €838 million; 2023: €784 million). The net tax charges related to continuing operations are included in the statement of income as shown in this Note and amount to €326 million (2024: €246 million; 2023: €296 million), leading to an effective tax rate of 32.7% (2024: 29.4%; 2023: 37.8%). The impacts from the divestment of Akzo Nobel India Limited and the derecognition of deferred tax assets, on a net basis increased the 2025 tax rate with 4.0%.

Classification of current and deferred tax result

A breakdown into current and deferred tax expenses and a split of the main categories is provided in the table below.

Classification of current and deferred tax result	2023	2024	2025
	in € millions
Current tax expense for
The year	(277)	(259)	(324)
Adjustments for previous years	(28)	62	—

Total current tax expense	(305)	(197)	(324)
Deferred tax expense for
Origination and reversal of temporary differences and tax losses	57	14	86
(Derecognition)/recognition of deferred tax assets	(47)	(64)	(80)
Changes in tax rates	(1)	1	(8)
Total deferred tax expense	9	(49)	(2)

Total	(296)	(246)	(326)

Adjustments for previous years in 2025 are net nil and contain various true-ups as a result of tax audits and a release of provisions for uncertain tax positions; in 2024 adjustments for previous years mainly related to the release of provisions for uncertain tax positions while in 2023 adjustments for prior years mainly related to true-ups as a result of tax audits.

Origination and reversal of temporary differences and tax losses is driven, among others, by timing differences between recognition and payments for provisions, timing differences on depreciation and amortization for tax purposes versus the consolidated financial statements and tax loss carryforwards utilized against profits of the year or new tax losses incurred. The origination of temporary differences in 2025 includes temporary differences related to Project Ichthys, which subsequently was one of the causes for the derecognition of the deferred tax assets for unused tax losses.

The net derecognition of deferred tax assets in 2025 is mainly due to a combination of changes in forecasted taxable income in certain jurisdictions and increased deferred tax assets related to temporary differences (Project Ichthys); the latter increased the balance under review and therefore was one of the causes for the derecognition. Additionally, part is related to technical limitations to deduct interest. The derecognition of deferred tax assets in 2024 and 2023 mainly related to technical limitations to deduct interest. In 2024, the derecognition also included the derecognition of tax losses carried forward outside of the Netherlands, due to (planned) repatriation of funds to the Netherlands.

Changes in tax rates in 2025 mainly relate to phased changes in the German tax rate from 2028 onwards.

Effective tax rate reconciliation

In 2025, the effective income tax rate based on the statement of income was 32.7% (2024: 29.4%; 2023: 37.8%). A reconciliation between the effective tax rate and the weighted average statutory income tax rate is provided in the table.

Effective tax rate reconciliation	2023	2024	2025
	in%
Corporate tax rate in the Netherlands	25.8	25.8	25.8
Effect of tax rates in other countries	(1.7)	(0.8)	(0.6)
Weighted average statutory income tax rate	24.1	25.0	25.2
Divestment Akzo Nobel India Ltd	—	—	(4.0)
Non-taxable income	(2.8)	(2.6)	(2.3)
Non-deductible expenses	2.2	1.6	3.1
Non-refundable withholding taxes	1.4	1.8	0.7
(Recognition)/derecognition of deferred tax assets	6.0	7.6	8.0
Adjustments for previous years	3.5	(7.4)	—
Hyperinflation impact	3.2	3.5	1.1
Deferred tax adjustment due to changes in tax rates	0.2	(0.1)	0.9

Effective tax rate	37.8	29.4	32.7

The 2025 effective tax rate was impacted by the divestment of Akzo Nobel India Limited. This impact relates to the combination of a lower tax rate on the sales proceeds of the share sale and the tax impact on internal transfers prior to the divestment. Refer to Note 2 Scope of Consolidation for more details on this transaction.

Non-taxable income in 2025, 2024 and 2023 was mainly related to incentives in various countries. Non-deductible expenses are related to certain non-deductible costs in various countries.

The impact of non-refundable withholding tax on the effective tax rate is dependent on our relative share in the profit of subsidiaries in countries that levy withholding tax on dividends and on the timing of the remittance of such dividends. Based on the Dutch tax system there is a limited credit for such taxes.

For details on derecognition of deferred tax assets and adjustments for previous years, refer to section Classification of current and deferred tax result in this Note.

The net effect of hyperinflation accounting in Argentina and Türkiye combined in 2025 is an increase in effective tax rate of 1.1% (2024: 3.5%; 2023: 3.2%). This mainly relates to the restatement of reserves, which results in a non-taxable, non-cash impact on the effective tax rate.

Origination of deferred tax assets and liabilities

Deferred tax assets and liabilities originate from temporary differences in various balance sheet line items, as well as from tax credits and tax loss carryforwards. The tables show the origination of deferred tax assets and liabilities, and the movements thereof, for the financial years 2025 and 2024.

Origination of deferred tax assets and liabilities 2025	Balance at January 1, 2025	Changes in exchange rate	Recognized in income	Recognized in equity/Other comprehensive income	Divestment	Balance at December 31, 2025
	in € millions
Intangible assets	(528)	16	26	—	(14)	(500)
Property, plant and equipment	27	7	(20)	—	(3)	11
Financial non-current assets	(224)	12	—	4	—	(208)
Post-retirement benefit provisions	73	(4)	(13)	(13)	—	43
Other provisions	23	(4)	76	1	—	96
Other items	97	(8)	(23)	—	3	69
Temporary differences	(532)	19	46	(8)	(14)	(489)
Tax credits	234	—	(10)	—	—	224
Tax loss carryforwards	229	(13)	(38)	1	—	179

Deferred tax assets (liabilities)	(69)	6	(2)	(7)	(14)	(86)

Origination of deferred tax assets and liabilities 2024	Balance at January 1, 2024	Changes in exchange rate	Recognized in income	Recognized in equity/Other comprehensive income	Acquisitions	Balance at December 31, 2024
	in € millions
Intangible assets	(533)	1	4	—	—	(528)
Property, plant and equipment	49	1	(23)	—	—	27
Financial non-current assets	(247)	(12)	(6)	41	—	(224)
Post-retirement benefit provisions	85	—	(2)	(10)	—	73
Other provisions	28	—	(5)	—	—	23
Other items	91	—	6	—	—	97
Temporary differences	(527)	(10)	(26)	31	—	(532)
Tax credits	222	—	12	—	—	234
Tax loss carryforwards	260	4	(35)	—	—	229

Deferred tax assets (liabilities)	(45)	(6)	(49)	31	—	(69)

Reconciliation deferred tax assets and liabilities to the balance sheet

The table below provides a reconciliation of the total deferred tax amounts for each of the originating items to the deferred tax asset and liability positions as included in the balance sheet.

	December 31, 2024			December 31, 2025
Deferred tax assets and liabilities per balance sheet item	Net balance	Assets	Liabilities	Net balance	Assets	Liabilities
	in € millions
Intangible assets	(528)	14	542	(500)	52	552
Property, plant and equipment	27	174	147	11	79	68
Financial non-current assets	(224)	14	238	(208)	11	219
Post-retirement benefit provisions	73	76	3	43	55	12
Other provisions	23	34	11	96	105	9
Other items	97	118	21	69	87	18
Temporary differences	(532)	430	962	(489)	389	878
Tax credits	234	234	—	224	224	—
Tax loss carryforwards	229	229	—	179	179	—
Tax assets/liabilities	(69)	893	962	(86)	792	878
Set-off of tax	—	(471)	(471)	—	(391)	(391)

Net deferred tax positions	(69)	422	491	(86)	401	487

Deferred tax assets recoverability assessment

All deferred tax asset positions have been supported by a deferred tax asset recoverability assessment, which is based on the scheduled reversal of deferred tax liabilities, projected future taxable income, tax planning strategies and the application of local tax legislation, as described in the accounting estimates and judgments section above. These assessments involve significant judgments and estimation uncertainty as the amount of deferred tax assets considered realizable could change if future estimates of projected taxable income during the carryforward period, or other variables, are revised.

The net derecognition of deferred tax assets in 2025 is mainly due to a combination of changes in forecasted taxable income in certain jurisdictions and increased deferred tax assets related to temporary differences (Project Ichthys), the latter increased the balance under review and therefore was one of the causes for the derecognition. Additionally, part is related to technical limitations to deduct interest. The derecognition of deferred tax assets in 2024 mainly related to technical limitations to deduct interest. In 2024, the derecognition also included derecognition of tax losses carried forward outside of the Netherlands due to (planned) repatriation of funds to The Netherlands.

At year-end 2025, recognized deferred tax assets amounted to €401 million (2024: €422 million), of which approximately 70% (2024: approximately 55%) concerned the UK and the Netherlands.

From the total amount of recognized deferred tax assets, €219 million (2024: €102 million) is related to entities that have suffered a loss in either the current or the previous year and where utilization is dependent on future taxable profit in excess of the profit arising from the reversal of existing taxable temporary differences. Of this €219 million, €203 million relates to one jurisdiction that suffered a fiscal loss in 2025. This jurisdiction was profitable in previous years and is expected to be profitable again as of 2026, among others due to changes in funding structure.

The vast majority of the tax credits of €224 million (2024: €234 million) is related to withholding tax credits in the Netherlands. While we expect that we are able to generate sufficient profits in the Dutch fiscal unity to realize these credits, the amount which can be utilized per year is limited due to additional criteria which apply for tax credit utilization. As these tax credits have an unlimited expiration period, we have applied a projection period beyond our normal 10-year horizon.

At year-end 2025, deferred tax assets not recognized include €629 million of tax loss carryforwards (2024: €615 million), and €100 million of mainly non-deductible interest (2024: €74 million). The losses in the tables on tax losses carried forward hereafter are gross amounts, with the tax impact included in the last column of the table. The derecognized non-deductible interest has an unlimited expiry period.

A deferred tax liability is recognized for taxable temporary differences related to investments in subsidiaries, branches and associates and interests in joint arrangements, to the extent that it is probable that these will reverse in the foreseeable future. The expected net tax impact of the remaining differences for which no deferred tax liabilities have been recognized is €89 million (2024: €56 million).

Most of the amount of the deferred taxes will be recovered after more than 12 months.

Expiration year of loss carryforwards 2025	2026	2027	2028	2029	2030	Later	Unlimited	Total	Deferred tax
	in € millions
Total loss carryforwards	3	4	23	22	14	66	3,058	3,190	808
Loss carryforwards not recognized in deferred tax assets	(2)	(4)	(8)	(9)	(6)	(61)	(2,390)	(2,480)	(629)

Total loss carryforwards recognized	1	—	15	13	8	5	668	710	179

Expiration year of loss carryforwards 2024	2025	2026	2027	2028	2029	Later	Unlimited	Total	Deferred tax
	in € millions
Total loss carryforwards	1	4	6	59	26	40	3,149	3,285	844
Loss carryforwards not recognized in deferred tax assets	(1)	(1)	(5)	(10)	(11)	(27)	(2,389)	(2,444)	(615)

Total loss carryforwards recognized	—	3	1	49	15	13	760	841	229

Uncertain tax positions

Liabilities for uncertain tax positions are recognized if and to the extent it is probable that additional taxes will become due, and the amount can be measured reliably. Judgment is involved in the determination of such liabilities. Probability is assessed by applying interpretation of legislation and relevant case law.

Our assessments of uncertain tax positions are based on our best estimate of how the tax authorities concerned are likely to evaluate and respond to the cases in question, taking into account expert advice as needed. Uncertain tax positions for which liabilities have been recorded, mainly relate to international transfer pricing and deductibility of expenses.

In certain cases, uncertain tax positions are related to disputes with tax authorities. Such cases are usually strongly contested and defended by the company, often assisted by outside counsel and/or experts.

The net carrying amount of liabilities for uncertain tax positions is €39 million (2024: €71 million); this amount is included, in the appropriate tax balances. The net decrease is mainly due to utilization of a liability for an uncertain tax position following settlement of the related tax audit. In 2024, the net decrease is mainly due to the release of provisions for uncertain tax positions.

Impact OECD Pillar Two framework

AkzoNobel is within the scope of the OECD Pillar Two rules. Pillar Two legislation was enacted in the Netherlands, and is effective for AkzoNobel as of January 1, 2024. The 2025 current tax expense related to Pillar Two is approximately €2 million (2024: €1 million), which is attributable to earnings in a limited number of countries.

Income tax recognized in equity

The following table shows income tax items recognized in equity by category.

	2023	2024	2025
	in € millions
Currency exchange differences on intercompany loans of a permanent nature	(1)	—	1
Share-based compensation	(1)	—	—
Post-retirement benefits	38	31	(8)
Total	36	31	(7)
Current tax	(1)	1	1
Deferred tax	37	30	(8)

Total	36	31	(7)

NOTE 9: EARNINGS PER SHARE

Accounting policies

Basic earnings per share is calculated by dividing the profit for the period attributable to shareholders of the company by the weighted average number of common shares outstanding during the year, adjusted for any repurchased shares.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding during the year for the diluting effect of the shares of the performance-related share plan, the restricted share plan and the share-matching plan.

General

Profit for the period attributable to the shareholders of the company was €635 million (2024: €542 million; 2023: €442 million).

Profit for the period	2023	2024	2025
	in € millions
Profit before tax from continuing operations	784	838	998
Income tax	(296)	(246)	(326)

Profit from continuing operations	488	592	672
Profit for the period attributable to non-controlling interests	(41)	(50)	(36)

Profit for the period from continuing operations attributable to shareholders of the company	447	542	636
Profit for the period from discontinued operations attributable to shareholders of the company	(5)	—	(1)

Profit for the period attributable to shareholders of the company	442	542	635

Weighted average number of common shares	2023	2024	2025
	Number of shares
Issued common shares at January 1	170,428,331	170,600,675	170,784,638
Effect of issued common shares during the year	145,224	128,195	200,207

Shares for basic earnings per share for the year	170,573,555	170,728,870	170,984,845

Effect of dilutive shares
For performance-related and restricted shares	761,918	871,692	1,007,225
For share-matching plan	3,283	12,313	22,868

Shares for diluted earnings per share	171,338,756	171,612,875	172,014,938

Earnings per share	2023	2024	2025
	in €
Continuing operations
Basic	2.62	3.17	3.72
Diluted	2.61	3.16	3.70
Discontinued operations
Basic	(0.03)	—	(0.01)
Diluted	(0.03)	—	(0.01)
Total operations
Basic	2.59	3.17	3.71
Diluted	2.58	3.16	3.69

NOTE 10: INTANGIBLE ASSETS

Intangible assets	Goodwill	Brands	Customer lists	Other intangibles	Total
	in € millions
Balance at January 1, 2024
Cost of acquisition	1,458	2,255	1,151	180	5,044
Cost of internally developed intangibles	—	—	—	273	273
Accumulated amortization/impairment	(28)	(238)	(660)	(310)	(1,236)

Carrying value at January 1, 2024	1,430	2,017	491	143	4,081
Movements in 2024
Acquisitions through business combinations	3	—	(1)	—	2
Investments - including internally developed intangibles	—	—	—	24	24
Amortization	—	(17)	(32)	(29)	(78)
Hyperinflation adjustment	5	10	—	—	15
Changes in exchange rates	5	11	(8)	(3)	5

Total movements	13	4	(41)	(8)	(32)
Balance at December 31, 2024
Cost of acquisition	1,472	2,274	1,136	190	5,072
Cost of internally developed intangibles	—	—	—	287	287
Accumulated amortization/impairment	(29)	(253)	(686)	(342)	(1,310)

Carrying value at December 31, 2024	1,443	2,021	450	135	4,049

Intangible assets	Goodwill	Brands	Customer lists	Other intangibles	Total
	in € millions
Movements in 2025
Investments - including internally developed intangibles	—	—	—	13	13
Divestments	(3)	(51)	(1)	—	(55)
Amortization	—	(16)	(31)	(31)	(78)
Impairments, including reversals thereof	—	—	—	(1)	(1)
Hyperinflation adjustment	2	2	—	—	4
Changes in exchange rates	(50)	(80)	(3)	(1)	(134)

Total movements	(51)	(145)	(35)	(20)	(251)
Balance at December 31, 2025
Cost of acquisition	1,419	2,131	1,053	183	4,786
Cost of internally developed intangibles	—	—	—	296	296
Accumulated amortization/impairment	(27)	(255)	(638)	(364)	(1,284)

Carrying value at December 31, 2025	1,392	1,876	415	115	3,798

Accounting policies

Intangible assets are valued at cost less accumulated amortization and impairment charges. Intangible assets with an indefinite useful life, such as goodwill and certain brands, are not amortized, but tested for impairment annually.

Intangible assets with a finite useful life, such as licenses, know-how, certain brands, customer relationships, intellectual property rights, software expenditures (in as far as AkzoNobel controls the software configured or customized) and capitalized development costs, are capitalized at historical cost and amortized on a straight-line basis over the estimated useful life of the assets, which generally ranges from 5 to 40 years for brands with finite useful lives, 5 to 25 years for customer relationships, and 3 to 15 years for other intangibles. Amortization methods, useful lives and residual values are reassessed annually.

Research expenditures are expensed as incurred.

Impairment

We assess the carrying value of intangible assets, property, plant and equipment and right-of-use assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable as a result of e.g. changes in cash flow forecasts, damages, market developments or environmental and climate change risks. In addition, for goodwill and other intangible assets with an indefinite useful life, the carrying value is reviewed at least annually or when circumstances indicate the carrying amount may be impaired. If the carrying value of an asset or its cash-generating unit exceeds its estimated recoverable amount, an impairment loss is recognized in the statement of income on the functional level of the asset impaired.

Except for goodwill, we reverse impairment losses in the statement of income if and to the extent we have identified a change in estimates used to determine the recoverable amount.

Significant accounting estimates and judgments

The cash flow projections used in the value in use calculations for the annual impairment test for goodwill and other intangibles assets with indefinite life, require significant judgment. The various judgments and estimations are described in the Annual impairment testing section in this Note.

The assessment for impairment is performed at the lowest level of assets generating largely independent cash inflows. For goodwill and other intangible assets with an indefinite life, we have determined this to be at business unit level (one level below operating segment).

General

Brands include both brands with indefinite useful lives and brands with finite useful lives. Brands with indefinite useful lives are predominantly attributable to Dulux, a major premier brand, reflecting its global presence, strong recognition, and strategic importance. Other intangibles include licenses, know-how, intellectual property rights, software and development cost.

At year-end 2025 and 2024, there were no material purchase commitments for individual intangible assets. No intangible assets were registered as security for bank loans.

Acquisitions

No material additions from acquisitions were recorded in 2025 and 2024. Additions from acquisitions in 2023 primarily relate to the acquisition of the Huarun business, China. Refer to Note 2 Scope of consolidation for disclosures on acquisitions.

Divestments

Divestments in 2025 related to the divestment of Akzo Nobel India Limited. Refer to Note 2 Scope of consolidation for disclosures on divestments.

Annual impairment testing

Goodwill and other intangibles with indefinite useful lives are tested for impairment at business unit level (the applicable cash-generating-unit for goodwill impairment testing, which is one level below segment level) annually or whenever an impairment trigger exists, applying the value-in-use method.

The impairment test is based on the three-year plan, which contains euro-denominated cash flow projections for each of the business units, and two years of extrapolation. After the initial five-year period, the terminal growth rate is applied, unless a different approach would be more appropriate. Elements considered to determine if a different approach would be more appropriate include high growth/emerging economies, geographic expansion opportunities, introduction of new product ranges and opportunities from market consolidation. In 2025 and 2024, no exception was applied.

Macro-economic developments and other relevant variables (e.g. inflation, geopolitical uncertainties, climate risks) are closely monitored to ensure that the impact on the estimated future cash flows is reflected in the models which are used to assess the value of AkzoNobel’s asset base. The impact of climate change did not have a significant effect on the estimated future cash flows.

In 2025, organizational changes were implemented in the Decorative Paints segment. Following these changes, as from 2025, the Dulux brand is managed under global leadership and through a global commercial organization. This has led to a revision of how Dulux is tested for impairment annually. Previously, as the brand was managed in a more decentralized manner, the brand value was allocated to the individual business units in accordance with the values measured per the purchase price allocation date.

Following the organizational change, the brand is now treated as a corporate asset for impairment testing purposes. Each year, the brand’s value is allocated to the carrying values of relevant individual business units, based on the business unit’s relative share of the global Dulux revenues. We consider this to be a reasonable and consistent basis, as the business units generate the cash flows to recover the central brand value.

This change resulted in a modification to the carrying values of the individual business units Decorative Paints Europe, Middle East and Africa (€125 million increase), Decorative Paints China and North Asia

(€239 million decrease), and Decorative Paints South East and South Asia (€113 million increase). Prior to the change, under the pre-existing method, an impairment assessment was performed for these business units; no impairment loss was recognized as a result of this assessment. Due to the inherent complexity of impairment testing and its reliance on multiple inputs, some of which are forward-looking or only become available in future periods, the impact of this change on future periods cannot be reliably assessed.

	Goodwill		Brands with indefinite useful lives		Other intangibles with finite useful lives		Total intangibles
Goodwill and other intangibles per business unit	2024	2025	2024	2025	2024	2025	2024	2025
				in € millions
Decorative Paints Europe, Middle East and Africa	110	107	836	961	116	103	1,062	1,171
Decorative Paints
Latin America	169	168	90	87	164	158	423	413
Decorative Paints
China and North Asia	32	30	663	378	32	27	727	435
Decorative Paints South East and South Asia	7	6	217	257	9	6	233	269
Powder Coatings	149	131	—	—	35	28	184	159
Marine and Protective Coatings	213	212	—	—	91	85	304	297
Automotive and Specialty Coatings	304	299	—	—	144	135	448	434
Industrial Coatings	459	439	—	—	119	105	578	544
Corporate and other	—	—	—	—	90	76	90	76

Total	1,443	1,392	1,806	1,683	800	723	4,049	3,798

*	Brands with indefinite useful lives in Decorative Paints South East and South Asia decreased with €51 million in 2025 due to the divestment of Akzo Nobel India Limited.

The key assumptions used in the projections for annual impairment testing are revenue growth, margin development and the applied discount rate.

Revenue growth assumptions are derived from (i) historical volume and price performance (ii) external market information (including industry forecasts and GDP growth outlooks), and (iii) management’s expectations for market share development, considering capacity, customer pipeline and competitive dynamics. Deviations from historical trends or external market forecasts reflect unit specific factors (e.g. contract wins/losses, planned pricing actions) and align with management-approved plans.

Revenue forecasts for business unit Decorative Paints China and North Asia deviate from historical trends as revenues in recent years were impacted by a combination of significant events (e.g. China real estate crisis, Covid-19, strategic changes within the business unit) which are not considered reflective of future circumstances. Revenue forecasts for this business unit are based on a detailed updated plan aimed at revenue growth and margin improvements (to the extent that measures meet the criteria in IAS 36.33). The plan began to deliver initial benefits during 2025.

Margin assumptions are based on historical margins, adjusted for expected operational changes and management actions, considering (i) pricing and sales mix developments, (ii) relevant external input cost trends (e.g. inflation, commodity and wage trends), and (iii) approved efficiency and cost saving initiatives, to the extent that measures meet the criteria in IAS 36.33. Deviations from historical trends are attributable to identified drivers (e.g. restructuring & efficiency programs like Industrial Excellence, cost reduction programs like Path to Profitable Growth, scale effects, or changes in competitive intensity) and align with management-approved plans.

Impacts from the global Industrial Excellence & Path to Profitable Growth programs vary per business unit, with the most evident impact to date observed in Decorative Paints Europe, Middle East and Africa. For Decorative Paints China and North Asia, the aforementioned plan also addressed margins.

Discount rates applied are based on a weighted cost of capital (WACC), which is adjusted for the risks specifically associated with each business unit. The WACC represents the post-tax cost of equity and cost of debt, and is based on market inputs that reflect changes in the time value of money, such as the risk-free rate, market risk premium and beta factor. Country risk premium is used to address the risks specific to the geographic footprint of each business unit. Value-in-use is calculated using post-tax cash flows and a post-tax discount rate; the pre-tax discount rate is derived iteratively for disclosure purposes.

For all business units, a terminal value was calculated based on long-term inflation expectations of 2% (2024: 2%). The pre-tax discount rates for business units whose goodwill or indefinite-life intangibles are considered significant in comparison with the total carrying amount of goodwill or indefinite-life intangibles are disclosed in the table below.

Pre-tax discount rate	2023	2024	2025
		% per year
Decorative Paints Europe, Middle East and Africa	11.4%	10.4%	10.8%
Decorative Paints China and North Asia	10.8%	9.8%	10.3%
Marine and Protective Coatings	10.7%	9.7%	10.3%
Automotive and Specialty Coatings	10.7%	9.7%	10.4%
Industrial Coatings	11.2%	10.1%	10.6%

Both the long-term inflation expectations and the discount rates are reflective of the inflation expectation in the eurozone.

In 2025, 2024 and 2023, no impairment charges were recognized in relation to the annual impairment test. The sensitivity tests performed show that reasonably possible changes in key assumptions would not cause carrying amounts to exceed recoverable amounts for any of the business units.

Impairment of specific intangible assets

For intangible assets excluding goodwill and other intangible assets with indefinite useful life, estimates are required to determine the (remaining) useful lives.

Periodical evaluations are performed in order to ensure timely detection of triggers that might indicate impairment of specific assets. Whenever such triggers are noted, the related assets are assessed for impairment as appropriate. In 2025, 2024 and 2023, no significant impairment charges were recorded in relation to specific assets.

NOTE 11: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment	Land and buildings	Plant equipment & machinery	Other equipment	Construction in progress & prepayments on projects	Assets not used	Total
	in € millions
Balance at January 1, 2024
Cost of acquisition	1,656	2,310	904	354	10	5,234
Accumulated depreciation/impairment	(817)	(1,647)	(766)	(2)	(8)	(3,240)

Carrying value at January 1, 2024	839	663	138	352	2	1,994
Movements in 2024
Divestments	(5)	(2)	(2)	—	—	(9)
Investments	2	8	3	269	—	282
Additions to asset retirement obligations	2	—	—	—	—	2
Transfer between categories	54	163	50	(267)	—	—
Depreciation	(43)	(116)	(33)	—	(1)	(193)
Hyperinflation adjustment	18	8	2	5	—	33
Changes in exchange rates	2	3	3	5	—	13

Total movements	30	64	23	12	(1)	128
Balance at December 31, 2024
Cost of acquisition	1,737	2,438	932	365	10	5,482
Accumulated depreciation/impairment	(868)	(1,711)	(771)	(1)	(9)	(3,360)

Carrying value at December 31, 2024	869	727	161	364	1	2,122

Property, plant and equipment	Land and buildings	Plant equipment & machinery	Other equipment	Construction in progress & prepayments on projects	Assets not used	Total
	in € millions
Balance at January 1, 2025
Cost of acquisition	1,737	2,438	932	365	10	5,482
Accumulated depreciation/impairment	(868)	(1,711)	(771)	(1)	(9)	(3,360)

Carrying value at January 1, 2025	869	727	161	364	1	2,122
Movements in 2025
Divestments	(31)	(12)	(15)	(7)	—	(65)
Investments	9	18	3	266	—	296
Transfer between categories	80	183	43	(306)	—	—
Depreciation	(46)	(115)	(35)	—	(1)	(197)
Impairments, including reversals thereof	(1)	(2)	(3)	—	—	(6)
Hyperinflation adjustment	9	7	—	(1)	—	15
Changes in exchange rates	(50)	(45)	(11)	(20)	—	(126)

Total movements	(30)	34	(18)	(68)	(1)	(83)
Balance at December 31, 2025
Cost of acquisition	1,678	2,398	859	298	10	5,243
Accumulated depreciation/impairment	(839)	(1,637)	(716)	(2)	(10)	(3,204)

Carrying value at December 31, 2025	839	761	143	296	—	2,039

Accounting policies

Property, plant and equipment are valued at cost less accumulated depreciation and impairment charges. Costs include expenditures that are directly attributable to the acquisition of the asset, including borrowing cost of capital investment projects under construction.

Depreciation is calculated using the straight-line method, based on the estimated useful life of the asset components. The useful life of plant equipment and machinery generally ranges from 10 to 25 years, and for buildings it ranges from 20 to 50 years. Land is not depreciated. Other equipment contains assets with a useful life ranging from 3 to 20 years. In the majority of cases, residual value is assumed to be not material. Depreciation methods, useful lives and residual values are reassessed annually.

Costs of major maintenance activities are capitalized and depreciated over the estimated useful life. Maintenance costs which cannot be separately defined as a component of property, plant and equipment are expensed in the period in which they occur. Asset retirement obligations are recognized as soon as sufficient information becomes available to reasonably estimate the cash outflow.

Refer to Note 10 Intangible assets, for a description of the accounting policies for asset impairment, which equally apply to property, plant and equipment.

Acquisitions

No material additions from acquisitions were recorded in 2024. Additions from acquisitions in 2023 primarily relate to the acquisition of the Huarun business, China. Refer to Note 2 Scope of consolidation for disclosures on acquisitions.

Divestments

The divestments in 2025 primarily relate to the disposal of Akzo Nobel India Limited. Refer to Note 2 Scope of consolidation for disclosures on divestments).

Investments in property, plant and equipment

In 2025, 2024 and 2023 we invested in multiple large projects, which in both years contained investments for the Industrial Coatings facility in Barcelona, Spain, and continued investments in our Wood Coatings site in High Point, US. In 2023, investments included the upgrade of a Powder Coatings plant in Gwalior, India, and a new plant in Hanoi, Vietnam.

Impairment of specific property, plant and equipment assets

Periodical evaluations are performed in order to ensure timely detection of triggers that might indicate impairment of specific assets. Whenever such triggers are noted, the related assets are assessed for impairment as appropriate. In 2025, 2024 and 2023, no significant impairment charges were recognized.

NOTE 12: LEASES

Accounting policies

As a lessee, we assess whether a contract is, or contains, a lease at inception. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use assets are measured at costs less accumulated depreciation and impairment losses, adjusted for any remeasurements.

For contracts that contain a lease component, we allocate consideration based on relative stand-alone price, with the exception of lease cars where non-lease components are not separated.

Short-term leases and low value leases are expensed on a straight-line basis over the lease term.

Refer to Note 10 Intangible assets, for a description of the accounting policies for asset impairment, which equally apply to right-of-use assets.

General

AkzoNobel mainly leases land, office spaces, stores and cars. Some leases provide for additional rent payments that are based on changes in local price indices.

Some property leases contain extension options exercisable by AkzoNobel up to one year before the end of the non-cancellable contract period. We have estimated that the lease liability would increase by less than 20%, if we would exercise the extension options which are currently not included in the valuation of the lease liability. This excludes so-called “evergreens” or perpetual leases.

Total net cash outflow from financing activities related to leases recognized on the balance sheet was €116 million (2024: €114 million; 2023: €107 million). Net cash outflow for leases not recognized on the balance sheet was €37 million (2024: €39 million; 2023: €21 million).

Refer to Note 26 Financial risk management for the maturities of lease liabilities.

Right-of-use assets	Land	Buildings	Other	Total
	in € millions
Balance at January 1, 2024
Cost of acquisition	77	399	123	599
Accumulated depreciation/impairment	(23)	(215)	(59)	(297)

Carrying value at January 1, 2024	54	184	64	302
Movements in 2024
Additions/modifications	1	71	49	121
Disposals	—	(5)	(4)	(9)
Depreciation	(2)	(64)	(34)	(100)
Changes in exchange rates	1	3	—	4

Total movements	—	5	11	16
Cost of acquisition	77	424	130	631
Accumulated depreciation/impairment	(23)	(235)	(55)	(313)

Carrying value at December 31, 2024	54	189	75	318
Movements in 2025
Additions/modifications	4	97	38	139
Disposals	(18)	(21)	(5)	(44)
Depreciation	(2)	(65)	(36)	(103)
Impairments, including reversals thereof	—	—	(2)	(2)
Changes in exchange rates	(4)	(7)	(3)	(14)

Total movements	(20)	4	(8)	(24)
Cost of acquisition	57	429	130	616

Right-of-use assets	Land	Buildings	Other	Total
	in € millions
Accumulated depreciation/impairment	(23)	(236)	(63)	(322)

Carrying value at December 31, 2025	34	193	67	294

The table below shows the total impact from leases on our profit and loss account.

Income/(expenses) recognized in profit and loss	2023	2024	2025
	in € millions
Depreciation right-of-use assets	(99)	(100)	(103)
Impairments for right-of-use assets	—	—	(3)
Interest expense on lease liabilities	(7)	(9)	(10)
Short-term lease expenses	(14)	(13)	(11)
Expenses relating to low-value assets	(5)	(6)	(5)
Variable lease expenses	(8)	(20)	(22)

Total expenses	(133)	(148)	(154)

Impairments of specific right-of-use assets

Periodical evaluations are performed in order to ensure timely detection of triggers that might indicate impairment of specific assets. Whenever such triggers are noted, the related assets are assessed for impairment as appropriate.

In 2025, 2024 and 2023, no significant impairment charges were recognized.

NOTE 13: INVESTMENTS IN ASSOCIATES

Accounting policies

Associates are accounted for using the equity method and are initially recognized at cost. The Consolidated financial statements include our share of the income and expenses of the associates, whereby the result is determined using our accounting principles. When the share of losses exceeds the interest in the investee, the carrying amount is reduced to nil and recognition of further losses is discontinued, unless we have further legal or constructive obligations.

The total value of investments in associates at December 31, 2025, amounted to €232 million (2024: €228 million) and included our equity share of €232 million (2024: €227 million). At year-end 2025, there were no outstanding loans (2024: €1 million).

Balance sheet information of our share in associates	2024	2025
	in € millions, at December 31
Condensed balance sheet
Non-current assets	115	118
Current assets	159	170

Total assets	274	288
Shareholders’ equity	227	232
Non-current liabilities	5	6
Current liabilities	42	50

Total liabilities and equity	274	288

Profit and loss of our share in associates	2023	2024	2025
	in € millions
Condensed statement of income
Revenue	209	222	216
Profit before tax	38	33	47

Profit for the period	27	23	33

In 2025, the results from associates amounted to a profit of €33 million (2024: €23 million; 2023: €27 million). No significant contingent liabilities exist related to associates. The largest associate of AkzoNobel is Metlac S.p.A, incorporated in Italy. None of the associates are considered individually material to the group.

NOTE 14: FINANCIAL NON-CURRENT ASSETS

Accounting policies

Pension assets are accounted for in accordance with IAS 19; for more details on the accounting policies refer to Note 18 Post-retirement benefits.

Loans and receivables are initially measured at fair value plus transaction costs. Subsequent measurement is at amortized cost, using the effective interest method, less any impairment losses.

Other financial non-current assets contain different types of financial instruments, for which treatment is dependent on the specific facts and circumstances of these assets. For more details on the accounting policy with regards to classification, measurement and impairment of financial assets, refer to Note 26 Financial risk management.

Financial non-current assets	2024	2025
	in € millions, at December 31
Pension assets	929	891
Loans and receivables	158	57
Other financial non-current assets	187	179

Total	1,274	1,127

Financial non-current assets can be broken down as per the table above. Pension assets (€891 million) relate to pension plans in an asset position (2024: €929 million).

In 2025, the decrease in loans and receivables is mainly due to the transfer of the subordinated loan (€99 million) granted to the Pension Fund APF in the Netherlands (2024: €91 million) to other short-term receivables.

Loans and receivables are considered to have low credit risk; the impairment provision recognized during the period was limited to 12 months expected losses, which was less than €1 million in 2025, 2024 and 2023.

NOTE 15: INVENTORIES

Accounting policies

Inventories are measured at the lower of cost and net realizable value. Costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to the present location and condition. The costs of inventories are determined using weighted average cost.

Inventories	2024	2025
	in € millions, at December 31
Raw materials and supplies	601	507
Work in progress	101	87
Finished products and goods for resale	1,019	935

Total	1,721	1,529

Inventories can be broken down as per the table above. Of the total carrying value of inventories at year-end 2025, €9 million was measured at net realizable value (2024: €14 million). In 2025, €70 million was recognized in the statement of income for the write-down of inventories (2024: €64 million; 2023: €86 million), while €14 million of write-downs were reversed (2024: €19 million; 2023: €20 million). There are no inventories subject to retention of title clauses.

NOTE 16: TRADE AND OTHER RECEIVABLES

Accounting policies

Trade receivables are initially measured at fair value plus transaction costs. Subsequent measurement is at amortized cost, using the effective interest method, less any impairment losses. Positions are netted if there is an intention to set off and when netting is legally enforceable.

FX contracts are measured at fair value through profit and loss, unless hedge accounting is applied.

Other receivables contain various types of (financial) assets, for which treatment is dependent on the specific facts and circumstances of these assets.

For more details on the accounting policy with regards to classification, measurement and impairment of financial assets, refer to Note 26 Financial risk management.

General

Trade and other receivables can be broken down as per the table below.

Trade and other receivables	2024	2025
	in € millions, at December 31
Trade receivables	2,144	1,990
Prepaid expenses	42	35
Tax receivables other than income tax	167	156
FX contracts	16	16
Other short-term receivables	129	206

Total	2,498	2,403

In 2025, other short-term receivables include the subordinated loan granted to the Dutch Pension Fund APF, which was reclassified from financial non-current assets. Due to changes in Dutch pension legislation, which the pension fund expects to implement by January 1, 2027, Pension Fund APF must repay the loan before the transition. Consequently, the expected repayment timing was revised and the carrying amount was adjusted to reflect the loan’s present value, resulting in a valuation of €99 million (2024: €91 million).

Ageing and impairment of trade receivables

Ageing of trade receivables	2024	2025
	in € millions, at December 31
Performing trade receivables	2,003	1,867
Past due trade receivables
< 3 months	113	90
> 3 months	62	61
Allowance for impairment	(34)	(28)

Total trade receivables	2,144	1,990

Allowance for impairment of trade receivables	2024	2025
	in € millions
Balance at January 1	39	34
Additions charged to income	15	24
Release of unused amounts	(9)	(10)
Utilization	(11)	(17)
Divestments	—	(1)
Currency exchange differences	—	(2)

Balance at December 31	34	28

Since the total amount of impairment losses under IFRS 9 is not material, no separate disclosure was made in the statement of income.

NOTE 17: GROUP EQUITY

Accounting policies

Shares are classified as equity and recorded at the value of the proceeds received. Own equity instruments that are bought back (treasury shares) are deducted from equity. Incremental costs that are directly attributable to issuing or buying back own equity instruments are recognized directly in equity, net of the related tax.

Dividends are recognized as liability when they are declared.

Composition of share capital at year-end 2025	Authorized share capital	Subscribed share capital
	in €
Priority shares (48 with nominal value of €400)	19,200	19,200
Cumulative preferred shares (200 million with nominal value of €0.50)	100,000,000	—
Common shares (500 million with nominal value of €0.50)	250,000,000	85,534,571

Total	350,019,200	85,553,771

Composition of share capital at year-end 2024	Authorized share capital	Subscribed share capital
	in €
Priority shares (48 with nominal value of €400)	19,200	19,200
Cumulative preferred shares (200 million with nominal value of €0.50)	100,000,000	—
Common shares (500 million with nominal value of €0.50)	250,000,000	85,392,319

Total	350,019,200	85,411,519

Outstanding common shares	2024	2025
	Number of shares
Outstanding at January 1	170,600,675	170,784,638
Issued in connection to performance-related share plan, restricted share plan and share-matching plan	183,963	284,504
Outstanding at December 31	170,784,638	171,069,142

Weighted average number of common shares	170,728,870	170,984,845

Cash flow hedge reserve

The cash flow hedge reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges, pending subsequent recognition in the statement of income or in the initial cost or other carrying amount of a non-financial asset or non-financial liability.

Cumulative translation reserve

The cumulative translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of intercompany loans with a permanent nature and liabilities and derivatives that hedge the net investments in a foreign subsidiary.

In 2025, net negative currency effects of €222 million (net of taxes) were driven by strengthening of the euro versus most other currencies, in particular the US dollar, Chinese yuan, and pound sterling, partly offset by the recycling of the cumulative translation reserve related to Akzo Nobel India Limited in the statement of income.

Equity-settled transactions

Equity-settled transactions relate to the performance-related and restricted share plans and the share-matching plan, whereby shares are granted to the Board of Management, Executive Committee, other executives and certain non-executive employee categories. For details on share-based compensation, refer to Note 6 Employee benefits.

Dividend

In 2025, an interim dividend of €0.44 (2024: €0.44; 2023: €0.44) per common share was paid. We propose a 2025 final dividend of €1.54 (2024: €1.54; 2023: €1.54) per common share, which would equal a total 2025 dividend of €1.98 (2024: €1.98; 2023: €1.98).

Share buybacks

In 2025, 2024 and 2023 no shares were repurchased. In 2023, 3.9 million shares were cancelled which were repurchased in 2022. For further details on weighted average number of shares, refer to Note 9 Earnings per share.

Non-controlling interests

None of the non-controlling interests are considered individually material to the group. The effects of share transactions with non-controlling interest shareholders are recorded in equity insofar these do not lead to changes in control.

In 2025, following the divestment of Akzo Nobel India Limited, its non-controlling interest of €48 million was derecognized. Refer to Note 2 Scope of Consolidation for more details. Furthermore, in 2025, we have acquired the remaining stake of €18 million in Akzo Nobel Paints (Malaysia) Sdn. Bhd. from non-controlling interest shareholders.

Non-controlling interests		2024		2025
Group entity	Partner during 2025	Equity stake
		%	in € millions	%	in € millions
Akzo Nobel Kemipol Kimya Sanayi ve Ticaret A.Ş., Izmir, Türkiye	Altan, Eyyüp and other family members	49.00	30	49.00	27
International Paints of Shanghai Co. Ltd, Shanghai, China	Shanghai Huayi Fine Chemical Co. Ltd and China National Shipbuilding Equipment & Materials Corp.	49.00	22	49.00	27
PT ICI Paints Indonesia, Jakarta, Indonesia	PT DWI Satrya Utama, Indonesia	45.00	30	45.00	23
Akzo Nobel Saudi Arabia Ltd, Dammam, Saudi Arabia	Yousuf Bin Ahmed Kanoo Co. Ltd, Saudi Arabia	40.00	20	40.00	19
Akzo Nobel UAE Paints L.L.C.,United Arab Emirates	Kanoo Group, United Arab Emirates	40.00	17	40.00	15
Société Tunisienne de Peintures Astral S.A., Megrine, Tunisia	S.A.I. SICAF and several people	40.00	11	40.00	11
International Paint (Korea) Ltd, Busan, South-Korea	Noroo Holdings, South Korea	40.00	8	40.00	11
Akzo Nobel Oman SAOC, Muscat, Oman	Omar Zawawi Establishment LLC, Oman	50.00	12	50.00	10
Akzo Nobel India Limited, Kolkata, India	Publicly held, India	25.24	50	N/A	N/ A
Akzo Nobel Paints (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	Permodalan Nasional Berhad, Malaysia	40.05	19	—	—
Others		—	23	—	20

Total			242		163

NOTE 18: POST-RETIREMENT BENEFIT PROVISIONS

Accounting policies

Defined contribution plans

Contributions to defined contribution plans are recognized in the statement of income as incurred.

Defined benefit plans

Most of our defined benefit pension plans are funded with plan assets that have been segregated in a trust or foundation. We also provide post-retirement benefits other than pensions, including healthcare and welfare plans, to certain employees, which are generally not funded.

Valuations of both funded and unfunded plans are carried out by independent actuaries, based on the projected unit credit method. Post-retirement costs primarily represent the increase in the actuarial present value of the obligation for projected benefits, based on employee service during the year and interest on the net defined benefit liability/asset.

When the actuarial calculations result in a net future benefit to AkzoNobel, recognition of the asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available if it is realizable during the life of the plan, or upon settlement of the plan liabilities. The effects of these so-called asset ceiling restrictions and any changes therein are recognized in Other comprehensive income.

Actuarial gains and losses, which arise upon remeasurement of our plans assets and obligations, are recognized in Other comprehensive income. When the benefits of a plan improve, the portion of the increased benefits related to past service by employees is recognized as an expense in the statement of income immediately. We recognize gains and losses on the curtailment or settlement of a defined benefit plan in the statement of income when the curtailment or settlement occurs.

Interest on the net defined benefit liability/asset is included in financing expenses related to post-retirement benefits. Other charges and benefits recognized are reported in operating income, unless recorded in other comprehensive income.

Significant accounting estimates and judgments

In order to measure defined benefit obligations key actuarial assumptions are required. These key assumptions are:

•	Discount rate

•	Price inflation

•	Pension increases

•	Mortality / life expectancy

These assumptions are determined with the assistance of external actuaries using relevant market data, such as corporate bond yields and yield curves to set the discount rate, published inflation expectations to derive price and salary growth, and standard mortality tables to estimate life expectancy and pension payment periods.

Introduction

Post-retirement benefit provisions relate to defined benefit pension plans and other post-retirement benefit plans, including healthcare and welfare plans. The largest defined benefit pension plans are the ICI Pension Fund (ICIPF) and the Akzo Nobel (CPS) Pension Scheme (CPS) in the UK which together account for 89% of defined benefit obligations (DBO) and 94% of plan assets. Other defined benefit pension plans include the largely unfunded plans in Germany, the plans in the US and certain other smaller plans in the UK and Ireland. The benefits of these pension plans are based primarily on years of service and employees’ compensation. The funding policy for the plans is consistent with local requirements in the countries of establishment. We also provide certain healthcare and life insurance benefits to retired employees, mainly in the US and the Netherlands.

Governance

Governance of the benefit plans is the responsibility of the Executive Pensions Committee. This committee provides oversight of the costs and risks of the plans including oversight of the impact of the plans on the company in terms of cash flow, pension expenses and the balance sheet. The committee develops and maintains policies on benefit design, funding, asset allocation and assumption setting.

Pension plan de-risking

Almost all of the defined benefit plans have been closed to new members since the early to mid-2000s, although in many plans long-serving employees continue to accrue benefits. For plans in the US, benefit accrual is frozen and employees participate in defined contribution plans for future service. In countries where plans are closed, new employees are eligible to join a defined contribution arrangement. In countries in high growth markets, pension schemes currently are not material. Unless mandated by law, it is our policy that any new plans are established as defined contribution plans.

The most significant risks that we run in relation to defined benefit plans are investment returns falling short of expectations, low discount rates, inflation exceeding expectations, retirees living longer than expected and legislation changes. The assets and liabilities of each of the funded plans are held outside of the company in a trust or a foundation, which is governed by a board of fiduciaries or trustees, depending on the legal arrangements in the country concerned. The primary objective with regards to the investment of pension plan assets is to ensure that each individual plan has sufficient funds available to satisfy future benefit obligations in accordance with local legal and legislative requirements. For this purpose, we work closely with plan trustees or fiduciaries to develop investment strategies. Studies are carried out periodically to analyze and understand the trade-off between expected investment returns, volatility of outcomes and the impact on cash contributions. We aim to strike a cautious balance between these factors in order to agree affordable contribution schedules with plan fiduciaries.

Plan assets principally consist of insurance (annuity) policies, long-term interest-earning investments and investment funds with holdings primarily in quoted equity securities. Our largest plans use derivatives (such as index futures, currency forward contracts and swaps) to reduce volatility of underlying variables, for efficient portfolio management and to improve the liability matching characteristics of the assets. Limits have been set on the use of derivatives which are periodically subject to review for compliance with the pension fund’s investment strategy.

In line with our proactive pension risk management strategy, we seek to reduce risk in our pension plans over time. We evaluate potential de-risking opportunities on an ongoing basis. Future de-risking transactions may have both cash flow and balance sheet impacts which may be substantial, as had some of the de-risking actions already taken. The cost of fully removing risk would exceed estimated funding deficits.

Between 2014 and 2022, ICIPF invested in annuity buy-in contracts that aim to hedge all key risks related to its pensioner population. Between 2015 and 2023, a smaller UK plan, the ICI Specialty Chemicals Pension Fund (ISCPF), invested in annuity buy-in contracts that aim to hedge all key risks related to their pensioner and deferred member populations. In 2022, CPS also invested in an annuity buy-in contract that aims to hedge all key risks related to 40% of their pensioner liabilities. CPS also has an insurance contract to hedge longevity risk in respect of a portion of its pensioners not impacted by the buy-in transaction.

By purchasing bulk annuities, the ICIPF, CPS and ISCPF Trustees have taken significant steps in actively de-risking liabilities and reducing the risk that AkzoNobel will be required to contribute additional cash in the future.

In October 2025, the Trustee of the ISCPF entered into a buy-out agreement, which completed in December 2025. Residual risks and run-off insurance premia, together with some member benefit enhancements and associated administration costs, are disclosed as buy-out costs in the reconciliation table. The remaining cash in the fund (less than €1 million) was returned to the Company in December 2025 as a negative contribution. When individual policies for all members were written in December 2025, liabilities were transferred to the insurers (Prudential and PIC) and reported as a settlement of €352 million of both DBO and associated plan asset annuity policies. The trustees expect to wind up the ISCPF in 2026.

Regulatory developments

On November 25, 2020, correspondence between the Chancellor of the Exchequer and the UK Statistics Authority (UKSA) was published regarding the future of the Retail Price Index (RPI) measurement of inflation. With effect from February 2030 onwards, increases in the RPI will be aligned with those under the Consumer Prices Index (CPI) with owner occupiers’ housing costs (CPIH). Broadly this is expected to result in RPI inflation being 1% lower in the longer term than under the existing methodology. The inflation assumption continues to be calculated using a market breakeven inflation rate and the CPI inflation assumption, on which the benefits of some plans are based, is set with reference to RPI. Until 2030, the CPI inflation assumption is calculated as 1% below RPI and from 2030 onwards as 0.1% below RPI.

The Virgin Media Ltd versus NTL Pension Trustees decision, handed down by the UK High Court on June 16, 2023, has implications for the validity of trust deeds between 1997 and 2016. In July 2024, the Court of Appeal upheld the original June 2023 High Court decision and further court cases were scheduled to clarify the scope of the judgments. High-level reviews have been carried out by the UK defined benefit scheme trustees, assessing whether relevant deeds were validly executed. The conclusions of the reviews, which have been shared with the Company, show only very limited potential effects on member benefits if the judgment is upheld. For this reason, and because of the uncertain application of the judgment, no changes have been made to the defined benefit obligation. On June 5, 2025, The UK Government announced it will introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards.

Defined contribution plans

The remaining pension plans primarily represent plans accounted for as defined contribution plans. This includes, among others, the Pension Fund APF in the Netherlands and the 401k Plan in the US. The new pension legislation in The Netherlands, which the pension fund must implement ultimately by January 1, 2028, has no material impact other than the reassessment of the expected repayment date of AkzoNobel’s outstanding loan Pension Fund APF. Refer to Note 16 Trade and other receivables for more details.

The ITP2 plan in Sweden is financed through insurance with the Alecta insurance company and is classified as a multi-employer defined benefit plan. As AkzoNobel does not have access to sufficient information from Alecta to enable defined benefit accounting treatment, it is accounted for as a defined contribution plan. Contributions in 2025 were nil (2024: nil). Alecta’s funding ratio is normally allowed to vary between 125% and 170%. The most recently quoted ratio at December 2025 stood at 167%.

The expenses of all plans accounted for as defined contribution plans in AkzoNobel totaled €94 million in 2025 (2024: €101 million; 2023: €90 million).

Other post-retirement benefit plans

AkzoNobel provides certain healthcare and life insurance benefits to retired employees, mainly in the US and the Netherlands. The risks to which the US healthcare plans expose AkzoNobel include the risk of future increases in the cost of healthcare which would increase the cost of maintaining the plans. The benefit payments to retirees under the Dutch plan are frozen. Both plans expose AkzoNobel to the risk of a decline in discount rates, which increases the plan obligations, and longevity risk as the plans generally pay lifetime benefits.

DBO at funded and unfunded pension plans

Of the €7,723 million of defined benefit obligations, €7,641 million relates to pension plans, with the table below specifying the funded and unfunded amounts.

DBO at funded and unfunded pension plans*	2024	2025
	in € millions, at December 31
Wholly or partly funded plans	8,620	7,422
Unfunded plans	243	219

Total	8,863	7,641

*	Excludes other post-retirement benefit plans.

Reconciliation to the balance sheet

The 2025 closing net balance sheet position of €543 million net asset (2024: €505 million net asset) includes the pension plans (€625 million net asset; 2024: €598 million net asset) and other post-retirement plans (€82 million liability; 2024: €93 million liability).

	2024			2025
Reconciliation to the balance sheet	DBO Plan assets		Total	DBO Plan assets		Total
	in € millions
Balance at the beginning of the period	(9,510)	10,066	556	(8,956)	9,479	523
Statement of income
Current service cost	(30)	—	(30)	(28)	—	(28)
Past service cost	(1)	—	(1)	(3)	—	(3)
Buy-out costs	—	—	—	(7)	—	(7)
Settlements	2	(2)	—	353	(353)	—
Net interest (charge)/income on net defined benefit (liability)/asset	(427)	454	27	(441)	473	32

Cost recognized in statement of income	(456)	452	(4)	(126)	120	(6)
Remeasurements recognized in Other comprehensive income
Actuarial (loss)/gain due to liability experience	(14)	—	(14)	11	—	11
Actuarial (loss)/gain due to liability financial assumption changes	618	—	618	130	—	130
Actuarial (loss)/gain due to liability demographic assumption changes	16	—	16	(36)	—	(36)
Return on plan assets (less than)/greater than discount rate	—	(742)	(742)	—	(100)	(100)

Remeasurement effects recognized in Other comprehensive income	620	(742)	(122)	105	(100)	5
Cash flow
Employer contributions	—	48	48	—	48	48
Employee contributions	(2)	2	—	(2)	2	—
Benefits and administration costs paid from plan assets	799	(799)	—	793	(793)	—

Net cash flow	797	(749)	48	791	(743)	48
Other
Acquisitions/divestments/transfers	—	—	—	39	(30)	9
Changes in exchange rates	(407)	452	45	424	(452)	(28)

Total other	(407)	452	45	463	(482)	(19)

Balance at the end of the period	(8,956)	9,479	523	(7,723)	8,274	551
Asset restriction			(18)			(8)

Net balance sheet position			505			543
Presentation of Net balance sheet position
Financial non-current assets			929			891
Post-retirement benefit provisions			(381)			(300)
Current portion of provisions			(43)			(48)

Net balance sheet position			505			543

Administrative expenses

Where pension plans bear their own administrative expenses using plan assets, those costs are reflected within the current service cost line. Administrative expenses borne by funds of €11 million are included in 2025 current service cost (2024: €13 million; 2023: €3 million). In addition to the expenses borne by the funds themselves, some expenses are borne directly by AkzoNobel. Administrative expenses, borne directly by AkzoNobel, of €14 million are included in 2025 operating income (2024: €13 million; 2023: €25 million). In addition, we directly incurred asset management expenses of €1 million (2024: €2 million; 2023: €2 million), which have been included in Other comprehensive income.

Interest costs

Interest costs on the DBO for both pensions and other post-retirement benefits, together with the interest income on plan assets, comprise the financing income related to post-retirement benefits of €32 million (2024: €27 million; 2023: €33 million), refer to Note 7 Financing income and expenses.

Pension plans in asset position

Pension balances recorded under Financial non-current assets totaled €891 million (2024: €929 million). In 2025, the €38 million decrease is due to €19 million of net actuarial losses and exchange rate translation losses of €46 million, partly offset by €1 million of employer contributions and net income of €26 million. In 2024, the €88 million decrease is due to €168 million of net actuarial losses, partly offset by €4 million of employer contributions, net income of €28 million and exchange rate translation gains of €48 million.

Plan assets have been recognized in the company’s balance sheet under IFRIC 14 to the extent future economic benefits are available to AkzoNobel in the form of future refunds from the plan or reductions in future contributions to the plan, either during the life of the plan or upon (final) settlement of the plan liabilities.

Plan assets

The equities and government bond debt assets have quoted prices in active markets, although most are held through funds comprised of such instruments which are not actively traded themselves. The UK buy-in annuity policies have a value that is equal to the DBO of the pensioners covered by the policies.

The total value of plan assets not quoted in active markets is €5,212 million (2024: €6,174 million), including the UK buy-in annuity policies totaling €4,785 million (2024: €5,735 million), investments in real estate totaling €217 million (2024: €245 million) and other investments in infrastructure and insurance policies.

Plan assets did not directly include any of AkzoNobel’s own transferable financial instruments, nor any property occupied by or assets used by the company.

	2024		2025
Plan assets	Total	% of total	Total	% of total
	in € millions, at December 31
Equities	189	2	171	2
Debt - fixed interest government bonds	396	4	396	5
Debt - index-linked government bonds	1,140	12	1,060	13
Debt - corporate and other bonds	1,531	16	1,418	17
UK buy-in annuity policies	5,735	61	4,785	58
Cash and cash equivalents	143	2	111	1
Other	345	3	333	4

Total	9,479	100	8,274	100

Cash flows

In 2026, we expect to contribute €41 million (2025: €40 million; 2024: €38million) to our defined benefit pension plans. We expect to pay a further €9 million (2025: €10 million; 2024: €10 million) to our other post-retirement benefit plans. No allowance is made for any special one-off contributions that may arise in relation to new de-risking opportunities.

	Pensions			Other post-retirement benefits
Cash flows	2024	2025	2026	2024	2025	2026
	in € millions
Regular contributions	37	36	36	10	10	9
Top-ups	1	4	5	—	—	—

Total	38	40	41	10	10	9

Sensitivity of DBO

The actuarially calculated sensitivity effects on DBO shown in the table allow for an alternative value for each assumption while the other actuarial assumptions remain unchanged. This table illustrates the overall impact on DBO for the changes shown, which management assessed could be reasonably possible over a longer term from a sensitivity test perspective. It should be noted, however, that this analysis does not indicate any probability of such changes occurring, nor does it preclude larger changes in any given period or longer term.

In addition, the significance of the impact and the range of reasonably possible alternative assumptions may differ between the different plans that comprise the total DBO. In particular, the plans differ in benefit design, currency and average term, meaning that different assumptions have different levels of significance for each plan.

The sensitivity analysis is intended to illustrate the inherent uncertainty in the valuation of the DBO under market conditions at the measurement date. Its results, in principle, cannot be extrapolated due to increasing non-linear effects that changes in the key actuarial assumptions, when deviating further from the assumptions presented, may have on the total DBO. Any management actions that may be taken to mitigate the inherent risks in the post-retirement defined benefit plans are not reflected in this analysis, as they would normally be reflected in plan asset changes rather than DBO changes.

The sensitivities in the table only apply to the DBO and not to the net amounts recognized in the balance sheet. Movements in the fair value of plan assets (which include the de-risking instruments) would, to a significant extent, be expected to offset movements in the DBO resulting from changes in the given assumptions.

At ICIPF, the annuity buy-in contracts cover 96% of pensioner liabilities (2024: 97%) and 87% of total liabilities (2024: 88%). At CPS, the annuity buy-in contract covers 40% of pensioner liabilities (2024: 39%) and 29% of total liabilities (2024: 28%). Also at CPS, the longevity hedge contract covers 45% of pensioner liabilities (2024: 45%) and 32% of total liabilities (2024: 32%).

Sensitivity of DBO to change in assumptions	ICIPF UK	CPS UK	Other pension plans	Other post- retirement benefits	Total
	in € millions
Discount rate: 0.5% decrease	188	108	40	3	339
Price inflation: 0.5% increase*	117	65	21	—	203
Pension increases: 0.5% increase	165	98	22	—	285
Life expectancy: one year increase from age 60	253	79	24	3	359
Maturity information
Weighted average duration of DBO (years)	7.8	10.3	10.7	7.9	8.8

*	The sensitivity to price inflation assumption includes corresponding changes to all inflation-related compensation increases, pensions in payment and pensions in deferment.

Future benefit payments

The figures in the table below are the estimated future benefit payments to be paid from the plans to beneficiaries over the next ten years.

Future benefit payments	Pensions	Other post- retirement benefits
	in € millions
2026	737	9
2027	740	8
2028	744	8
2029	750	8
2030	758	7
2031-2035	3,869	33

Key figures and assumptions by plan	ICIPF UK	CPS UK	Other pension plans	Other post- retirement benefits	2024 Total	ICIPF UK	CPS UK	Other pension plans	Other post- retirement benefits	2025 Total
	in € millions or %
Percentage of total DBO	60%	25%	14%	1%	100%	62%	27%	10%	1%	100%
Defined Benefit Obligation at year-end	(5,395)	(2,243)	(1,225)	(93)	(8,956)	(4,817)	(2,073)	(751)	(82)	(7,723)
Fair value of plan assets at year-end	5,721	2,814	944	—	9,479	5,123	2,630	521	—	8,274
Plan funded status	326	571	(281)	(93)	523	306	557	(230)	(82)	551

Restriction on asset recognition	—	—	(18)	—	(18)	—	—	(8)	—	(8)

Amounts recognized on the balance sheet	326	571	(299)	(93)	505	306	557	(238)	(82)	543
Percentage of total current service cost	3%	33%	64%	—	100%	4%	37%	59%	—	100%
Current service cost	(1)	(10)	(19)	—	(30)	(1)	(10)	(17)	—	(28)
Employer contributions	—	1	37	10	48	—	1	38	9	48
Discount rate	5.4%	5.5%	4.7%	6.1%	5.3%	5.3%	5.5%	4.6%	6.3%	5.3%
Rate of compensation increase	1.5%	1.4%	2.2%	—	1.5%	1.4%	1.4%	2.4%	—	1.5%
Inflation	3.3%	3.2%	2.3%	—	3.1%	2.8%	2.8%	1.9%	—	2.7%
Pension increases	3.0%	2.7%	2.2%	—	2.8%	2.7%	2.4%	1.8%	—	2.6%
	Life expectancy (in years)
Currently aged 60
Males	25.7	25.5	26.0	25.9	25.7	26.0	25.8	26.1	25.9	26.0
Females	27.4	28.6	28.7	27.8	27.9	27.4	28.6	28.8	28.0	27.9
Currently aged 45, from age 60
Males	26.8	26.6	27.4	26.8	26.8	27.1	26.9	27.7	26.8	27.1
Females	28.5	29.7	29.9	28.8	29.0	28.6	29.8	30.2	28.9	29.1

Key plan details for the two largest pension plans

	ICI Pension Fund, UK	Akzo Nobel (CPS) Pension Scheme, UK

Type of plan	Defined benefit, based upon years of service and final salary	Defined benefit, based upon years of service and final salary

Benefits	Retirement pension for employee Dependents’ pensions on death of employee/pensioner Options for ill health early retirement	Retirement pension for employee Dependents’ pensions on death of employee/pensioner Options for ill health early retirement

Pension increases (main benefit section)	Annually linked to UK RPI with a maximum of 5%	Annually linked to UK CPI with a maximum of 5%

Plan structure	Plans are set up under a trust and are tax approved	Plans are set up under a trust and are tax approved

Governance	Trustee directors: Three member-nominated Three appointed with the agreement of Law Debenture One independent (Law Debenture)	Trustee directors: Three member-nominated Three company-nominated Two independent (Law Debenture and Ross)

Regulatory framework	The plans are tax approved and assets are held in trust for the benefit of participants. The trustees have a legal duty to manage the trust in the best interests of participants. Investment strategy is controlled by the trustees in consultation with the company.

Funding basis	A plan specific funding basis must be agreed with each trustee board in accordance with UK regulations. This basis is not the same as the IFRS calculation as it uses more prudent assumptions about life expectancy and the discount rates reflect prudent estimates of the expected return on assets actually held, thus the trustees’ investment strategies will impact the discounted value of liabilities.

Frequency of funding reviews	Normally every three years	Normally every three years

Latest completed valuation	March 31, 2023	March 31, 2023

Funding surplus/deficit at latest completed valuation[1],[2]	€56 million surplus	€218 million surplus

Recovery plan	As there were sufficient assets to cover the Fund’s technical provisions, a recovery plan is not required.	As there were sufficient assets to cover the Fund’s technical provisions, a recovery plan is not required.

Next funding review	March 31, 2026 (due to be completed before June 30, 2027)	March 31, 2026 (due to be completed before June 30, 2027)

[1]	Amounts in euro are a convenience translation using the December 31, 2025, exchange rate.
[2]	Based on local valuation regulations.

Asset allocation at March 31, 2025 Matching: Return seeking:	100% 0% Buy-in annuity contracts cover 96% of pensioner liabilities and 87% of total liabilities.	87% 13% Buy-in annuity contract covers 40% of pensioner liabilities and 29% of total liabilities. The longevity hedge contract covers 45% of pensioner liabilities and 33% of total liabilities.

Membership at March 31, 2025

Active members	48	185
Deferred members	4,103	4,277
Pensioners, spouses and dependents	30,781	15,647

Total	34,932	20,109

NOTE 19: OTHER PROVISIONS AND CONTINGENT LIABILITIES

Accounting policies

We recognize provisions when a present legal or constructive obligation as a result of a past event exists, it is probable that an outflow of economic benefits is required to settle the obligation, and the amount can be reliably estimated.

Provisions for restructuring of activities are recognized when a detailed and formal restructuring plan has been approved, and the restructuring has either commenced or has been announced publicly. We do not provide for future operating costs.

Provisions for liabilities to (former) employees are measured at present value, using actuarial assumptions and other methods. Any actuarial gains and losses are recognized in the statement of income in the period in which they arise.

Leased sites, offices or stores may have to be restored to their original condition or sometimes decontaminated before being handed back at the end of the contractual period. If such legal obligations exist, and a reliable estimate of future expenses can be made, a provision is formed.

Provisions are measured at net present value. The change of provisions as a result of the passage of time changes in discount rates and changes to spend patterns are recognized in the statement of income under financing expenses.

A contingent liability is a liability of uncertain timing or amount. Contingent liabilities are not recognized in the balance sheet because they are dependent on the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or because (i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured with sufficient reliability.

Significant accounting estimates and judgments

Provisions and contingent liabilities related to major legal matters

Provisions and contingencies related to major legal matters require significant judgment. When legal matters are at an early stage, accounting judgments can be significant because of the high degree of uncertainty associated with determining whether a present obligation exists. Significant judgement also is required when estimating the probability, amount and timing of any outflows that may arise. As legal matters progress, management and legal advisers continuously assess the recognition criteria to determine whether a provision should be recognized or adjusted. Professional advice guides the evaluation of litigation and similar obligations.

Estimates for legal proceedings and regulatory matters remain sensitive to potential changes in assumptions used in determining the estimate. A wide range of possible outcomes may be applicable to pending legal proceedings, investigations or inquiries. As a result, quantifying a range of possible outcomes for individual matters may be impracticable.

Movements in other provisions	Restructuring of activities	Environmental costs	Liabilities to (former) employees	Sundry	Total
	in € millions
Balance at January 1, 2024	36	42	117	85	280
Additions made during the year	99	7	21	30	157
Additions to asset retirement obligations	—	—	—	2	2
Utilization	(58)	(16)	(20)	(27)	(121)
Amounts reversed during the year	(7)	(1)	(2)	(10)	(20)
Unwind of discount	—	4	(2)	—	2
Acquisitions	—	—	—	1	1
Divestments	—	—	(11)	—	(11)
Changes in exchange rates	—	1	—	(1)	—

Balance at December 31, 2024	70	37	103	80	290
Non-current portion of other provisions	1	24	91	44	160
Current portion of provisions	69	13	12	36	130

Balance at December 31, 2024	70	37	103	80	290
Additions made during the year	138	19	17	347	521
Utilization	(89)	(9)	(22)	(37)	(157)
Amounts reversed during the year	(21)	—	(5)	(8)	(34)
Unwind of discount	—	2	4	(1)	5
Divestments	(2)	—	(2)	(3)	(7)
Changes in exchange rates	(1)	(3)	(7)	(3)	(14)

Balance at December 31, 2025	95	46	88	375	604
Non-current portion of other provisions	14	30	77	345	466
Current portion of provisions	81	16	11	30	138

Balance at December 31, 2025	95	46	88	375	604

Provisions for restructuring of activities

Provisions for restructuring of activities comprise of accruals for certain employee benefits and for costs which are directly associated with plans to exit or cease specific activities, organizational optimization programs and closing down of facilities. For all restructuring provisions, a detailed formal plan exists and the implementation of the plan has started or the plan has been announced before the balance sheet date. Most restructuring plans are expected to be completed within one year from the balance sheet date, no discounting is applied.

Environmental liabilities

We are confronted with costs arising out of environmental laws and regulations, which include obligations to eliminate or limit the effects on the environment of the disposal or release of certain wastes or substances at various sites.

Estimating the impact of environmental liabilities is complex and requires the assessment of many (often interconnected) elements, which contain varying levels of uncertainty. Environmental liabilities can change substantially, among others due to the emergence of additional information on the nature or extent of the contamination, the geological circumstances, changes in (the interpretation and/or enforcement of) environmental regulations, new and evolving analytical and remediation techniques, success or lack of success of currently anticipated clean-up methods, actions by governmental agencies or private parties, success or lack of success in allocating liability to other potentially responsible parties, the financial viability of other potentially responsible parties and third-party indemnitors, and/or other factors.

Proceedings involving environmental matters, such as the alleged discharge of chemicals or waste materials into the air, water, or soil, are pending against us in various countries. In some cases, this concerns sites divested in prior years or derelict sites belonging to companies acquired in the past. The majority of the cash outflows relating to the environmental liabilities is expected to be within one to five years, whilst some one-third is projected to be spent after ten years. The provision has been discounted using an average pre-tax discount rate of 4.3% (2024: 4.3%).

For some sites for which we are faced with relatively new legislation, which are in the early stages of discussions with regulators, and/or where there is limited information available from earlier experience, there may be considerable variability between the clean-up activities that are currently being undertaken or planned and the ultimate actions that could be required. For such sites, the costs for the earlier years might be rather reliably estimable, while for later years it is much more difficult, if possible at all, to estimate the cost of environmental compliance and remediation. If the level of uncertainty is such that no reliable estimate can be made for the longer-term costs, no provision for such longer-term costs is recorded. While it is not feasible to predict the outcome of all pending environmental exposures, it is reasonably possible that there will be a need for future (changes to) provisions for environmental costs which, in management’s opinion, based on information currently available, would not have a material effect on the company’s financial position but could be material to the company’s results of operations in any one accounting period.

Liabilities to (former) employees

The majority of the cash outflows related to liabilities to (former) employees is expected to be after five years. In calculating the liabilities to (former) employees, an average pre-tax discount rate of 4.8% (2024: 4.4%) has been used.

Sundry provisions

Sundry provisions relate to a variety of provisions, including provisions for legal claims, sales returns, guarantees, asset retirement obligations and other operational provisions. (Customer) claims provisions reflect the best estimate of the expected outflow, if applicable supported by case law and internal or external legal counsel opinions.

Due to possible future developments, such as potential additional lawsuits, possible future settlements and rulings or judgments in pending lawsuits, certain cases may result in additional liabilities and related costs. At this point in time, we cannot estimate any additional amount of loss or range of loss in excess of the recorded amounts with sufficient certainty to allow such amount or range of amounts to be meaningful.

In Q3 2025, AkzoNobel recognized a provision of €300 million for the Australian litigation matter in respect of claims related to Project Ichthys, with €275 million being reported within Other results and €25 million within interest expense. This provision relates to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. For a full description on this ongoing court case, refer to the Contingent liabilities section in this Note. The provision for Project Ichthys is the only major legal matter for which a provision was recorded.

The majority of the cash outflows related to sundry provisions is expected to be within one to five years. In calculating the sundry provisions, a pre-tax discount rate of on average 2.4% (2024: 3.8%) has been used. The lower discount rate compared to prior year is mainly due to the inclusion of Project Ichthys, which has a relatively low discount rate.

Current portion of provisions

The current portion of post-retirement benefit provisions (€48 million) and the current portion of other provisions (€138 million) add up to €186 million (2024: €173 million), as reflected in the balance sheet.

Discount rates

The discount rates used in calculating the provisions recognized at December 31, 2025, are mentioned in the paragraphs on provisions for environmental costs, liabilities to (former) employees and sundry provisions. Provisions for restructuring of activities are not discounted. Changes in discount rates will affect our consolidated financial position. A sensitivity test showed that a one percentage point increase or decrease of discount rates will have an impact down of €8 million and up €8 million, respectively, on the provisions recognized at December 31, 2025 (2024: down €5 million and up €6 million respectively).

Contingent liabilities

Legal and other proceedings

The company and certain of its (former) group companies are involved in legal proceedings as well as other proceedings by and discussions with governments, tax authorities, environmental agencies and other authorities.

While it is not feasible to predict or determine the outcome of all pending and threatening legal proceedings and proceedings by discussions with governments, tax authorities, environmental agencies and other authorities, the company is of the opinion that the litigation described below (Project Ichthys) may have a significant impact on the company’s consolidated financial position, results of operations and cash flows.

In accordance with IAS 37.92, certain information is not disclosed for legal proceedings for which the company concludes that disclosure can be expected to seriously prejudice the outcome of the matter.

Project Ichthys

AkzoNobel is defending claims brought by INPEX Operations Australia in 2021 and JKC Australia LNG in 2017 relating to the specification and use of an AkzoNobel product which was applied to part of the pipework for the Ichthys Onshore Project in Darwin, Australia, a large LNG project, between 2013 and 2015.

The claims allege that AkzoNobel is liable for significant damages (relating to degradation of the coating on extensive parts of the pipework) and associated remediation costs are sought under the Australian Consumer Law. The vast majority of the damages claimed for remediation costs have not yet been incurred, rather they relate to (modelled) future inspection and remediation costs. AkzoNobel denies liability and contests the quantum of alleged damages.

In 2024, the case proceeded to trial in the Federal Court of Australia. As part of the proceedings, the Federal Court of Australia appointed a Referee for the consideration of the potential quantum, should any liability be established. Following issuance of the Referee’s quantum report, INPEX has sought damages in the amount of AUD 4.8 billion (€2.7 billion). There are several other scenarios in the Referee’s quantum report for calculating potential damages with significantly lower amounts. Following the completion of the main hearing phase in May 2025, the Federal Court continues to address various procedural and substantive matters as part of the ongoing proceedings.

AkzoNobel maintains that it is not liable for any alleged damages and thus argues its liability towards both INPEX and JKC should be zero (0). The Federal Court of Australia has yet to decide on liability, and if AkzoNobel is found liable, on the appropriate amount of damages that AkzoNobel is liable for (including whether any liability should be shared with other parties involved).

In Q3 2025, AkzoNobel recognized a provision of €300 million in respect of Project Ichthys, relating to the elements in the claims for which the IAS 37 recognition criteria are met. Other elements not meeting the requirements are presented as contingent liabilities and remain unprovided for. AkzoNobel is insured with a maximum coverage of €500 million for cash outflows, whether presented as a provision or as a contingent liability.

In accordance with IAS 37.92, no further information is disclosed, as such disclosure might seriously prejudice the outcome of the matter.

The timing of the Federal Court of Australia’s judgment remains uncertain, although it is not anticipated before 2027. Either party can appeal the first instance decision to the Full Court of the Federal Court of Australia. A further appeal can be made to the High Court of Australia if special leave is granted. Under Australian law, a verdict would be payable soon after being issued, unless a stay would be obtained. The amounts in such verdict could be significantly higher than the amount currently provided for.

Other (legal) disputes and disputes with tax authorities

We are also involved in other (legal) disputes and disputes with tax authorities in several jurisdictions. Those disputes include situations in which AkzoNobel has provided various indemnities and guarantees in respect of past divestments to the relevant purchasers and their permitted assigns (if applicable), which in general are capped in time and/or amount (in proportion to the value received). The provided guarantees and indemnities have varying maturity periods. AkzoNobel has received various claims under such indemnities and guarantees. In some instances, AkzoNobel has been named as a direct defendant despite the divestments.

NOTE 20: NET DEBT

Accounting policies

Cash and cash equivalents are measured at amortized cost and short-term investments are measured at fair value through profit and loss. Cash and cash equivalents include all cash balances and other investments that are directly convertible into known amounts of cash. Changes in fair values are included in financing expenses. For more details on the accounting policy with regards to classification, valuation and impairment of financial assets, refer to Note 26 Financial risk management.

Long-term and short-term borrowings are initially measured at fair value net of directly attributable transaction costs. Subsequent measurement is at amortized cost, using the effective interest rate method. The interest expense on borrowings is included in financing income and expenses.

The fair value of borrowings, used for disclosure purposes, is determined based on listed market prices, if available. If a listed market price is not available, the fair value is calculated based on the present value of principal and interest cash flows, discounted at the interest rate at the reporting date, considering AkzoNobel’s credit risk.

Net debt	Long-term borrowings	Short-term borrowings	Short-term investments	Cash & cash equivalents	Net debt
	in € millions
Net debt at January 1, 2024	3,165	2,398	(265)	(1,513)	3,785
Net cash from operating activities	—	—	—	(673)	(673)
Acquisitions	3	—	—	(2)	1
Divestments	—	—	—	—	—
Investments in short-term investments	—	—	(320)	320	—
Repayments of short-term investments	—	—	423	(423)	—
Net cash from other investing activities	—	—	—	237	237
Buy-out of non-controlling interests	—	—	—	4	4
Net gain/loss from changes in fair value	—	—	(3)	—	(3)
Unwind of discount and amortized cost	12	6	—	—	18
Proceeds from borrowings	499	1,808	—	(2,307)	—
Borrowings repaid	—	(2,602)	—	2,602	—
New/modification/disposal of lease contracts	112	—	—	—	112
Transfers from long-term to short-term	(121)	121	—	—	—
Movement bank overdrafts and short-term bank loans	—	(31)	—	31	—
Dividends	—	—	—	385	385
Net cash impact from discontinued operations	—	—	—	5	5
Changes in exchange rates	1	(3)	—	32	30

Net debt at December 31, 2024	3,671	1,697	(165)	(1,302)	3,901

Net debt at January 1, 2025	3,671	1,697	(165)	(1,302)	3,901
Net cash from operating activities	—	—	—	(915)	(915)
Acquisitions	—	—	—	—	—
Divestments	(7)	(2)	4	(816)	(821)
Investments in short-term investments	—	—	(314)	314	—
Repayments of short-term investments	—	—	174	(174)	—
Net cash from other investing activities	—	—	—	234	234
Buy-out of non-controlling interests	—	—	—	17	17
Net gain/loss from changes in fair value	—	—	(2)	—	(2)
Unwind of discount and amortized cost	13	(12)	—	—	1
Proceeds from borrowings	507	1,946	—	(2,453)	—
Borrowings repaid	—	(3,035)	—	3,035	—
New/modification/disposal of lease contracts	107	—	—	—	107
Transfers from long-term to short-term	(614)	614	—	—	—
Movement bank overdrafts and short-term bank loans	—	(13)	—	13	—
Dividends	—	—	—	382	382
Net cash impact from discontinued operations	—	—	—	1	1
Changes in exchange rates	(7)	(3)	1	46	37

Net debt at December 31, 2025	3,670	1,192	(302)	(1,618)	2,942

Analysis of net debt by category	2024	2025
	in € millions, at December 31
Bonds issued	3,433	3,434
Lease liabilities	201	194
Other long-term borrowings	37	42
Long-term borrowings	3,671	3,670
Current portion of long-term borrowings	87	586
Current portion of lease liabilities	91	80
Debt to credit institutions	1,515	523
Other short-term borrowings	4	3
Short-term borrowings	1,697	1,192
Total borrowings	5,368	4,862
Short-term investments	(165)	(302)
Cash and cash equivalents	(1,302)	(1,618)

Net debt	3,901	2,942

AkzoNobel’s net debt is mainly denominated in euro.

Multi-currency revolving credit facility

At December 31, 2025 we had a multi-currency revolving credit facility of €1.3 billion which ran until 2027. On March 3, 2026, the facility was renewed and extended to 2031, and its committed amount was increased to €1.5 billion. This facility does not contain financial covenants or acceleration provisions that are based on adverse changes in ratings or material adverse change. At year-end 2025 and 2024, this facility has not been drawn.

Long-term borrowings

At year-end 2025, bonds issued amounted to €3,434 million (2024: €3,433 million); a specification of the long-term portion of the bonds issued is included in the table in this Note.

Bonds issued	2024	2025
	in € millions, at December 31
1 1/8% 2016/26 (€500 million)	499	—
1 1/2% 2022/28 (€600 million)	598	599
1 5/8% 2020/30 (€750 million)	746	747
2% 2022/32 (€600 million)	596	597
4% 2023/33 (€500 million)	496	496
3 3/4% 2024/34 (€500 million)	498	498
4% 2025/35 (€500 million)	—	497

Total	3,433	3,434

In March, 2026, dual-tranche bonds of €1.1 billion were issued, consisting of a €500 million nominal value tranche with a coupon of 4.625%, maturing in 2036 and a €600 million nominal value tranche with a coupon of 4%, maturing in 2031. The bonds are issued by Akzo Nobel N.V. and will be listed on the Luxembourg Stock Exchange. Settlement is scheduled for March 25, 2026.

In March 2025, a bond was issued with a nominal value of €500 million and a coupon of 4%, maturing in 2035. In 2025, a bond with a nominal value of €500 million maturing in 2026 was reclassified to short-term borrowing.

In September 2024, a bond was issued with a nominal value of €500 million and a coupon of 3.75%, maturing in 2034. In May 2023, a bond was issued with a nominal value of €500 million, with a coupon of 4%, maturing in 2033.

For details on the exposure to interest rate and foreign currency risk, refer to Note 26 Financial risk management.

The average effective interest rate of the bonds included in long-term borrowings at year-end 2025 was 2.7% (year-end 2024: 2.2%, year-end 2023: 2.0%).

Aggregated maturities of long-term borrowings	2027-2030	After 2030
	in € millions
Bonds issued	1,346	2,088
Lease liabilities	168	26
Other long-term borrowings	17	25

Total	1,531	2,139

The blended incremental borrowing rate applied to the lease liabilities at year-end 2025 was 3.6% (2024: 3.1%).

At year-end 2025 and 2024, none of the borrowings were secured by collateral.

Short-term borrowings

The current portion of long-term borrowings increased in 2025 mainly due to the reclassification of a €500 million bond maturing in 2026. In 2024, the current portion of long-term borrowings decreased mainly due to the maturing of a €500 million bond in November 2024.

At year-end 2025, our debt to credit institutions amounted to €523 million (2024: €1,515 million; 2023: €1,635 million). Debt to credit institutions includes short-term bank loans of €0.5 billion (2024: €0.5 billion; 2023: €0.8 billion) against a three-months Euribor rate plus a mark-up (2024 and 2023: three-months Euribor rate plus a mark-up). None of these facilities contain financial covenants.

Debt to credit institutions also includes commercial paper. At year-end 2025 no commercial paper was outstanding (2024: €1.0 billion; 2023: €0.8 billion).We have US dollar and euro commercial paper programs in place of $3.0 billion (€2.6 billion) and €1.5 billion respectively, which we intend to use only to the extent that the equivalent portion of the €1.5 billion multi-currency revolving credit facility is not used.

Short-term investments

At year-end 2025, we had short-term investments for an amount of €302 million (2024: €165 million). Short-term investments almost entirely consist of time deposits, money market funds and other marketable securities with a lifetime at investment date longer than three months but shorter than 12 months. For more information on credit risk management, refer to Note 26 Financial risk management.

Cash and cash equivalents

Cash and cash equivalents	2024	2025
	in € millions, at December 31
Cash on hand and in banks	848	789
Short-term investments with a life up to three months	454	829
Cash and cash equivalents in the balance sheet	1,302	1,618
Debt to credit institutions	(29)	(13)

Net cash and cash equivalents per statement of cash flows	1,273	1,605

Short-term investments with a life up to three months include deposits and money market funds. Deposits and money market funds within cash and cash equivalents almost entirely consist of time deposits immediately convertible into known amounts of cash and with a maturity of three months or less from the date of purchase, and marketable securities that can be redeemed immediately when called.

We face cross-border foreign exchange controls and/or other legal restrictions in a few countries that (currently) limit the ability to make these balances available for general use by the group. At December 31, 2025, an amount of €9 million in cash and cash equivalents (2024: €19 million) was restricted. The vast majority of these funds are available for use in the relevant subsidiaries’ day-to-day business.

NOTE 21: TRADE AND OTHER PAYABLES

Accounting policies

Trade and other payables are measured at amortized cost, using the effective interest rate method.

Trade and other payables	2024	2025
	in € millions, at December 31
Trade payables	2,220	2,157
Taxes and social security contributions	160	197
Amounts payable to employees	245	222
Interest	59	76
FX contracts	16	10
Dividends	2	1
Other current liabilities	38	27

Total	2,740	2,690

Trade and other payables can be broken down as per the above table. Other current liabilities consist of a large number of individually immaterial items.

Supplier finance arrangements

AkzoNobel has entered into a limited number of supplier finance arrangements related to payables presented within trade and other payables. These arrangements provide suppliers with the option to receive early payment from banks before the due date, based on our terms and conditions. In line with the nature of these arrangements, fees are typically charged by the bank to the supplier for early settlement.

At year end, the total carrying amount of trade payables for which suppliers have the option to apply early settlements was €108 million (2024: €115 million). At reporting date, suppliers had applied this option and received payments from banks for an amount of €63 million (2024: €69 million).

NOTE 22: CASH FLOW

Accounting policies

AkzoNobel uses the indirect cash flow model. Interest paid is classified as an operating cash flow and interest received as an investing cash flow. Dividends received are classified as investing cash flow and dividends paid are classified as financing cash flow. Acquisitions or divestments of subsidiaries are presented net of cash and cash equivalents acquired or disposed of, respectively and net of taxes paid. Cash flows from derivatives are recognized in the statement of cash flows in the same category as the hedged items.

Changes in working capital

Operating activities in 2025 resulted in a cash inflow of €915 million (2024: cash inflow of €673 million; 2023: cash inflow of €1,126 million). This includes changes in working capital as specified in the below table.

Changes in working capital as per consolidated statement of cash flows	2023	2024	2025
	in € millions
Trade and other receivables	(111)	12	(50)
Inventories	131	(83)	49
Trade and other payables	234	(135)	167

Total	254	(206)	166

The amounts in the table above cannot be reconciled directly to the respective balance sheet positions. They reflect changes in balance sheet positions only to the extent these have a cash flow impact, or they reverse the non-cash impact as included in profit for the period. These amounts exclude non-cash movements such as unwinding of discount, movements through Other comprehensive income, acquisitions and divestments, and changes in exchange rates.

NOTE 23: COMMITMENTS

Purchase commitments for property, plant and equipment at year-end 2025 aggregated €71 million (2024: €23 million).

NOTE 24: RELATED PARTY TRANSACTIONS

We purchased and sold goods and services to various related parties in which we hold a 50% or less equity interest (associates), which are not material to the financial statements.

During 2025, we considered the members of the Executive Committee and the Supervisory Board to be the key management personnel as defined in IAS 24 “Related parties”. Transactions with board members are limited to those conducted in their capacity as members of the Supervisory Board or Board of Management. For details on their remuneration, as well as on shares held by members of the Supervisory Board or Board of Management, refer to Note 25 Remuneration of the Supervisory Board and the Board of Management.

For related party transactions with pension funds, refer to Note 14 Financial non-current assets, Note 16 Trade and other receivables and Note 18 Post-retirement benefit provisions.

NOTE 25: REMUNERATION OF THE SUPERVISORY BOARD AND THE BOARD OF MANAGEMENT

Total compensation for key management personnel expensed during the period amounted to € 24.2 million (2024: €19.7 million; 2023: €19.2 million). An amount of €12.5 million relates to short-term employee benefits (2024: €10.4 million; 2023: €11.6 million); €1.0 million relates to post contract benefits and other post contract compensation (2024: €0.9 million; 2023: €1.0 million); €9.5 million relates to share-based compensation (2024: €8.4 million; 2023: €5.4 million); and €1.2 million relates to termination of employment (2024: €nil; 2023: €1.2 million). In 2025, an amount of €0.8 million was accrued which relate to taxation on excessive pay (“Belasting heffing excessieve beloningsbestanddelen”) (2024 and 2023: €nil).

This compensation includes total remuneration for the members of the Supervisory Board of €1.0 million (2024: €1.1 million, 2023: €0.9 million) and for the members of the Board of Management of €9.6 million (2024: €8.3 million, 2023: €7.7 million).

Loans

The company does not grant loans, advance payments or guarantees to members of the Supervisory Board, members of the Executive Committee or any family members of such persons.

NOTE 26: FINANCIAL RISK MANAGEMENT

Accounting policies

Classification and measurement

On initial recognition, financial assets are measured at fair value (plus transaction costs, in the case of assets not subsequently measured at fair value through profit or loss (FVTPL)).

For the purpose of subsequent measurement, financial assets are classified as measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income (FVOCI). The classification of a financial asset is determined at initial recognition, but if certain conditions are met, an asset may be subject to reclassification.

A financial asset is measured at amortized cost if it meets both of the following conditions:

1.	It is held within a business model, the objective of which is to hold assets to collect contractual cash flows; and

2.	Its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

1.	It is held within a business model, the objective of which is achieved by both collecting contractual cash flows and selling financial assets; and

2.	Its contractual terms give rise, on specified dates, to cash flows that are SPPI on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or measured at FVOCI, as described above, (e.g. financial assets held for trading and those that are managed and whose performance is evaluated on a fair value basis) are measured at FVTPL.

Derivatives

Derivative financial instruments are recognized at fair value on the balance sheet. Fair values are derived from market prices and quotes from dealers and brokers, or are estimated using observable market inputs. When determining fair values, credit risk for our counter party, as well as for AkzoNobel, is taken into account.

Changes in fair value are recognized in the statement of income, unless cash flow hedge accounting or net investment hedge accounting is applied. In those cases, the effective part of the fair value changes is deferred in other comprehensive income and released to the related specific lines in the statement of income or balance sheet at the same time as the hedged item.

Impairment

Financial assets are assessed for impairment either according to the general approach or a simplified approach.

The calculation of impairment under the general approach uses the following stages:

•	12-months expected credit losses, taking into account possible default events within one year

•	Lifetime expected credit losses in case of an increase in credit risk, through recognition of expected credit losses over the remaining life of the exposure

•	Lifetime expected credit losses, where interest is calculated on the net amount of the receivables less impairment loss.

In all above stages, the impairment calculation used is based on external credit ratings of involved parties or default rates published by well-known credit risk agencies.

The financial assets included in the general impairment approach are long-term loans and other long-term receivables.

The calculation of impairment under the simplified approach requires recognition of lifetime expected credit loss (no tracking of changes in credit risk). The financial assets included in the simplified impairment approach are trade receivables and the remaining financial assets.

Financial Risk Management Framework

Our activities expose us to a variety of financial risks: liquidity risk, credit risk, foreign exchange rate risk, interest rate risk and capital risk. These risks are inherent to the way we operate as a multinational with a large number of locally operating subsidiaries. Our overall risk management program seeks to identify, assess, and – if necessary and possible – mitigate these financial risks in order to minimize potential adverse effects on our financial performance.

Our risk mitigating activities include the use of derivative financial instruments to hedge certain risk exposures. The Board of Management is ultimately responsible for risk management. We centrally identify, evaluate and hedge financial risks, and monitor compliance with the corporate policies approved by the Board of Management, except for commodity risks, which are subject to identification, evaluation, hedging and monitoring in the businesses. In addition to our centralized Treasury organization in Amsterdam, we have treasury hubs located in Brazil and China that are primarily responsible for regional cash management and short-term financing. We do not allow extensive treasury operations directly with external parties at subsidiary level.

Liquidity risk management

The primary objective of our liquidity risk management is to provide for sufficient cash and cash equivalents at all times and any place in the world to enable us to meet our payment obligations. We aim for a well-spread maturity schedule of our long-term borrowings and a strong liquidity position. At year-end 2025, we had available €1.6 billion of cash and cash equivalents (2024: €1.3 billion) and €302 million of short-term investments (2024: €165 million); reference is made to Note 20 Net debt.

In addition, at December 31, 2025 we had a multi-currency revolving credit facility of €1.3 billion which runs until 2027. On March 3, 2026, the facility was renewed and extended to 2031, and its committed amount was increased to €1.5 billion. This facility does not contain financial covenants or acceleration provisions that are based on adverse changes in ratings or on other material adverse changes. At year-end 2025 and 2024, this facility had not been drawn. Further, we have US dollar and euro commercial paper programs in place of $3.0 billion (€2.6 billion) and €1.5 billion respectively, which we intend to use only to the extent that the equivalent portion of the €1.5 billion multi-currency revolving credit facility is not used. We had no commercial paper outstanding at year end 2025 (2024: €1.0 billion, against an average interest rate of 3.4%). Further, at year-end 2025, we had €0.5 billion short-term bank loans outstanding against three-months Euribor rate plus a mark-up (2024: €0.5 billion against three-months Euribor rate plus a mark-up). None of these facilities contain financial covenants. The table on maturity of liabilities and cash outflows in this Note shows the timing of cash outflows per maturity group. The amounts disclosed in the table are the contractual, undiscounted cash flows..

Maturity of liabilities and cash outflows*	Less than 1 year	Between 1 and 5 years	Over 5 years
	in € millions
At December 31, 2024
Borrowings	1,606	1,111	2,376
Interest on borrowings	134	287	187
Lease liabilities	92	184	50
Trade and other payables	2,676	—	—
FX contracts (hedges)
Outflow	2,714	—	—
Inflow	(2,714)	—	—

Total	4,508	1,582	2,613

At December 31, 2025
Borrowings	1,112	1,367	2,125
Interest on borrowings	120	351	217
Lease liabilities	82	184	36
Trade and other payables	2,618	—	—
FX contracts (hedges)
Outflow	2,514	—	—
Inflow	(2,518)	—	—

Total	3,928	1,902	2,378

*	Amounts are the contractual, undiscounted cash flows.

Credit risk management

Credit risk arises from financial assets such as cash and cash equivalents, deposits with financial institutions, money market funds, trade receivables and derivative financial instruments with a positive fair value. We have a credit risk management policy in place to limit credit losses due to non-performance of financial counterparties and customers. We monitor our exposure to credit risk on an ongoing basis at various levels. We only deal with financial counterparties that have a sufficiently high credit rating. Generally, we do not require collateral in respect of financial assets. Investments in cash and cash equivalents, short-term investments and transactions involving derivative financial instruments are entered into with counterparties that have sound credit ratings and a good reputation. Derivative transactions are concluded mostly with parties with whom we have contractual netting agreements and ISDA agreements in place. We set limits per counterparty for the different types of financial instruments we use. We closely monitor the acceptable financial counterparty credit ratings and credit limits and revise these where required in line with market circumstances. We do not expect non-performance by the counterparties for these financial instruments. Due to our geographical spread and the diversity of our customers, we were not subject to any significant concentration of credit risks at balance sheet date.

The credit risk from trade receivables is measured and analyzed by dedicated teams in the businesses, mainly by means of ageing analysis (refer to Note 16 Trade and other receivables). Additionally, trade receivables and financial assets measured at amortized cost are subject to the expected credit loss impairment model either using the general or the simplified approach. For more information on the applied impairment approaches per financial asset type, refer to Note 1 General information.

The maximum exposure to credit risk is represented by the carrying value of financial assets in the balance sheet, which at year-end 2025 was €4.4 billion (2024: €4.1 billion) for cash and cash equivalents, short-term investments, loans and trade and other receivables. Our credit risk is well spread among both global and local counterparties. Our largest counterparty risk amounted to €224 million at year-end 2025 (2024: €259 million).

Foreign exchange risk management

Trade and financing transactions

We operate in a large number of countries, where we have clients and suppliers, many of whom are outside of the local functional currency environment. This creates currency exposures which are partly netted out on group level. The purpose of our foreign currency hedging activities is to protect us from the risk that the functional currency net cash flows resulting from trade or financing transactions are adversely affected by changes in exchange rates. Our policy is to hedge our transactional foreign exchange rate exposures above predefined thresholds from recognized assets and liabilities. Hedge accounting is generally not applied for foreign currency hedging activities, except for certain specific forecasted transactions.

As from July 2025, cash flow hedge accounting was applied on an INR 59.6 billion hedge of (part of) the foreign currency risk exposure related to the sale of the controlling shareholding in Akzo Nobel India Limited which was finalized in December 2025, refer to Note 2 Scope of Consolidation for further details.

During 2025 the spot result of this hedge of €15 million positive was recognized in other comprehensive income and accumulated in the cash flow hedge reserve; after completion of the transaction it was released from other comprehensive income and allocated to the sales proceeds. During 2025 the hedge was fully effective.

In 2023, a total loss of €36 million was recorded in the statement of income under financing expenses, which related to cash flow hedging for the intended acquisition of Kansai Paint’s African activities. As from July 2022, cash flow hedge accounting was applied on a $450 million hedge for foreign currency risk exposure related to this intended acquisition, which continued in 2023. In November 2023, the decision was made not to proceed with the acquisition. The losses reported in 2023 included €46 million related to the recycling of the amount accumulated in the cash flow hedge reserve through other comprehensive income.

In general, our forward exchange contracts have a maturity of less than one year. When necessary, forward exchange contracts are rolled over at maturity. Currency derivatives are not used for speculative purposes.

Hedged notional amounts at year-end(1)	Buy 2024	Sell 2024	Buy 2025	Sell 2025
	in € millions
US dollar	362	678	339	576
Pound sterling	820	46	925	52
Chinese yuan	66	128	99	52
Brazilian real	26	38	10	147
Thai baht	16	116	8	109
Australian dollar	1	78	—	51
Korean won	5	30	8	41
Moroccan dirham	—	21	12	37
Taiwan dollar	13	47	4	34
South African Rand	6	63	—	47
Other(2)	192	298	158	205

Total	1,507	1,543	1,563	1,351

(1)	No hedge accounting was applied on these notional amounts in 2025
(2)	No individually significant position is included in Other, the amounts per currency are highly disaggregated.

Investments in foreign subsidiaries and associates

During 2025 no net investment hedge accounting was applied on hedges of net investments in foreign operations. In 2024 and 2023, net investment hedge accounting was applied on hedges of certain net investments in foreign operations, which were partly hedged. The main net investments included in 2024 were related to Chinese yuan, Brazilian real, Vietnamese dong, Indian rupee, Indonesian rupiah and Taiwanese dollar (2023: Brazilian real, Chinese yuan, Indonesian rupiah and Indian rupee), which were hedged with forward exchange contracts for the same currencies. The spot results related to these hedges were recognized in other comprehensive income and accumulated in the cumulative translation reserves. In addition, a net investment in Colombian peso was hedged with a COP 330 billion bank loan. The spot result related to this hedge was recognized in other comprehensive income and accumulated in the cumulative translation reserves. At year-end 2025 and 2024, no hedges of net investments were outstanding. At year-end 2023, the hedge of the net investment in Colombian peso was outstanding. During 2024 and 2023, the hedges of net investments were fully effective.

Interest rate risk management

We are partly financed with debt in order to obtain more efficient leverage. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fixed rate debt results in fair value interest rate risk. Floating rate debt results in cash flow interest rate risk. At the end of 2025, 81% of our total debt consisted of fixed rate bonds (2024: 64%), and 12% of short-term loans (2024: 11%). We had no commercial paper at the end of 2025 (2024: 18%). The fixed/floating ratio of our outstanding bonds was 100% fixed (2024: 100% fixed). The weighted average maturity of our outstanding bonds at year-end is 5.3 years (2024: 5.8 years). The remainder of our total debt consisted of lease liabilities and other debt. For more information about our debt, refer to Note 20 Net debt. During 2025, 2024 and 2023, we have not used any interest rate derivatives.

Capital risk management

Our objectives when managing capital are to safeguard our ability to satisfy our capital providers and to maintain a capital structure that optimizes our cost of capital. For this we maintain an adequate financial strategy, with the objective to retain a strong investment grade credit rating as assigned by the rating agencies Moody’s and Standard & Poor’s. The capital structure can be altered, among others, by adjusting the amounts of dividends paid to shareholders, return of capital to capital providers, or issuance of new debt or shares. In March 2025, a bond was issued with a nominal value of €500 million and a coupon of 4%, maturing in 2034. In March 2026, bonds were issued with a nominal value of €500 million and a coupon of 4.625%, maturing in 2036 and with a nominal value of €600 million and a coupon of 4%, maturing in 2031.

Fair value of financial instruments and IFRS 9 categories

In the table “Fair value per financial instrument” on the next page, insight is provided in the recognition of the respective financial instruments per IFRS 9 category. The total carrying value is based on the accounting principles in this Note. Financial instruments are recognized at fair value and subsequently recognized either at fair value or at amortized cost, using the effective interest method. The financial instruments accounted for at fair value through profit or loss are derivative financial instruments and securities included in financial non-current assets and other current liabilities, and short-term investments. The remaining financial instruments are accounted for at amortized cost.

Fair value per financial instrument			Carrying value per IFRS 9 category
Category	Carrying amount	Out of scope of IFRS7	Measured at amortized cost	Measured at fair value through profit or loss	Total carrying value	Fair value of items measured at amortized cost
	in € millions
December 31, 2024
Financial non-current assets(1)	1,274	1,013	242	19	261	250
Trade and other receivables(2)	2,498	258	2,224	16	2,240	2,224
Short-term investments	165	—	—	165	165	—
Cash and cash equivalents	1,302	—	1,302	—	1,302	1,302

Total financial assets	5,239	1,271	3,768	200	3,968	3,776
Long-term borrowings	3,671	—	3,671	—	3,671	3,559
Short-term borrowings	1,697	—	1,697	—	1,697	1,697
Trade and other payables(3)	2,740	405	2,319	16	2,335	2,319

Total financial liabilities	8,108	405	7,687	16	7,703	7,575
December 31, 2025
Financial non-current assets(1)	1,127	966	155	6	161	155
Trade and other receivables(2)	2,403	226	2,161	16	2,177	2,162
Short-term investments	302	—	—	302	302	—
Cash and cash equivalents	1,618	—	1,618	—	1,618	1,618

Total financial assets	5,450	1,192	3,934	324	4,258	3,935
Long-term borrowings	3,670	—	3,670	—	3,670	3,577
Short-term borrowings	1,192	—	1,192	—	1,192	1,190
Trade and other payables(3)	2,690	419	2,261	10	2,271	2,261

Total financial liabilities	7,552	419	7,123	10	7,133	7,028

(1)

€966 million (2024: €1,013 million) out of scope for IFRS7 mainly relates to pension assets (refer to Note 14), €155 million (2024: €242 million) measured at amortized cost relates to loans and receivables and various other financial non-current assets (refer to Note 14); €6 million (2024: €19 million) measured at FVTPL relates to other financial instruments (2024: €12 million long-term investments and €7 million other financial instruments) (refer to Note 14).

(2)

€226 million (2024: €258 million) out of scope for IFRS7 mainly relates to (non-) income taxes receivable (refer to Note 16), €2,161 million (2024: €2,224 million) relates to the remainder of trade and other receivables (refer to Note 16) and €16 million (2024: €16 million) relates to FX contracts measured at FVTPL.

(3)

€419 million (2024: €405 million) out of scope for IFRS7 mainly relates to payables to employees and (non-) income taxes payable (refer to Note 21), €2,261 million (2024: €2,319 million) relates to the remainder of trade and other payables (refer to Note 21) and €10 million (2024: €16 million) measured at FVTPL relates to FX contracts (refer to Note 21).

The following valuation methods for financial instruments carried at fair value through profit or loss are distinguished:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable)

For the purpose of determining the fair value per financial instrument category, shown in the column fair value, the following valuation methods were used:

•

A Level 1 valuation method was used to estimate the fair value of the bonds issued included in our long-term and short-term borrowings. The estimate is based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt with similar maturities.

•

A Level 2 valuation method was used to determine the fair value of marketable securities included in cash and cash equivalents and short-term investments by obtaining the market price at reporting date. The fair value of foreign currency contracts and swap contracts was also determined by Level 2 valuation techniques using market observable input (such as foreign currency interest rates based on Refinitiv/LSEG) and by obtaining quotes from dealers and brokers. Further, a level 2 valuation method was used to determine the fair value of time deposits included in cash and cash equivalents and short-term investments using the market interest rate. Finally, the carrying amounts of cash and banks, trade receivables less allowance for impairment, other short-term borrowings and other current liabilities approximate fair value due to the short maturity period of those instruments and were determined using Level 2 fair value methods.

Sensitivities of financial instruments recorded in the balance sheet at year-end 2025
Sensitivity object	Sensitivity	Hypothetical impact
Foreign currencies:

We perform foreign currency sensitivity analysis by applying an adjustment to the spot rates prevailing at year-end. This adjustment is based on observed changes in the exchange rate in the past and management’s expectation for reasonably possible* future movements over a longer term from a sensitivity test perspective. We then apply the expected possible volatility to revalue all monetary assets and liabilities (including derivative financial instruments) in a currency other than the functional currency of the subsidiary in the balance sheet at year-end. These effects are of a fairly linear nature.

•   A 10% (2024: 10%) strengthening of other currencies versus US dollar

•   A 10% (2024: 10%) strengthening of other currencies versus the pound sterling

•   A 10% (2024: 10%) strengthening of other currencies versus Chinese yuan

• Profit €33 million (2024: profit €21 million). • Loss €1 million (2024: profit €1 million) • Profit €1 million (2024: profit €1 million)

Interest rate:

We perform interest rate sensitivity analysis by applying an adjustment to the interest rate curve prevailing at year-end. This adjustment is based on observed changes in the interest rate in the past and management’s expectation for reasonably possible* future movements over a longer term from a sensitivity test perspective. We then apply the expected possible volatility to revalue all interest bearing assets and liabilities. These effects are of a fairly linear nature.

•   A 100 basis points (2024: 100 basis points) increase of EUR interest rates

•   A 100 basis points (2024: 100 basis points) increase of USD interest rates

•   A 100 basis points (2024: 100 basis points) increase of GBP interest rates

• Loss €1 million (2024: loss €10 million) • Profit €1 million (2024: profit €1 million) • Nil (2024: profit €1 million)

*	This analysis does not indicate any probability of such changes occurring; nor does it preclude larger changes in any given period or longer term.

Master netting agreements

We enter into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of transactions outstanding in the same currency may be aggregated into a single net amount that is payable by one party to the other. In certain circumstances – e.g. when a credit event such as a default occurs – all outstanding transactions under the agreement may be terminated, the termination value is assessed and a net amount is payable in settlement of the transactions. We have evaluated the potential effect of netting agreements, including the effect of rights of set-off, and concluded that the impact is immaterial. We did not offset any amounts regarding derivative transactions.

NOTE 27: SUBSEQUENT EVENTS

On November 18, 2025, Akzo Nobel N.V. (“AkzoNobel”) entered into a definitive agreement to merge with Axalta Coating Systems Ltd. (“Axalta”) in an all-stock transaction. The merger remains subject to shareholder and regulatory approvals, as well as other customary closing conditions, and is expected to close in late 2026 to early 2027. For more details refer to Note 2, section Mergers and acquisitions.

In March, 2026, dual-tranche bonds of €1.1 billion were issued, consisting of a €500 million nominal value tranche with a coupon of 4.625%, maturing in 2036 and a €600 million nominal value tranche with a coupon of 4%, maturing in 2031. The bonds are issued by Akzo Nobel N.V. and will be listed on the Luxembourg Stock Exchange. Settlement is scheduled for March 25, 2026.

On March 3, 2026, the multi-currency revolving credit facility of €1.3 billion which ran until 2027, was renewed and extended to 2031, and its committed amount was increased to €1.5 billion. This facility does not contain financial covenants or acceleration provisions that are based on adverse changes in ratings or material adverse change.

Annex A

Execution Version

MERGER AGREEMENT

  between

    Akzo Nobel N.V.

  and

    Axalta Coating Systems Ltd.

  Dated  18 November 2025

Contents

Clause	Page
1 DEFINITIONS AND CONSTRUCTION	A-A-2
1.1 Definitions	A-A-2
2 THE MERGER	A-A-2
2.1 The Merger	A-A-2
2.2 The Effective Time	A-A-3
2.3 Pre-Completion Distribution	A-A-3
2.4 Completion	A-A-3
2.5 Branding of MergeCo	A-A-3
3 MERGER CONDITIONS	A-A-3
3.1 Merger Conditions	A-A-3
3.2 Beneficiary of Conditions; Waiver	A-A-5
3.3 Regulatory Clearances	A-A-5
3.4 Other regulatory approvals	A-A-6
3.5 Commitments in respect of Regulatory Clearances	A-A-7
3.6 Employee Consultation	A-A-7
3.7 NYSE listing	A-A-10
3.8 Reasonable Best Efforts	A-A-10
4 EXTRAORDINARY GENERAL MEETINGS	A-A-10
4.1 Convocation of the AkzoNobel EGM	A-A-10
4.2 AkzoNobel Resolutions	A-A-10
4.3 AkzoNobel EGM Materials	A-A-10
4.4 AkzoNobel Recommendation	A-A-11
4.5 AkzoNobel Adverse Recommendation Change	A-A-11
4.6 AkzoNobel Intervening Event	A-A-12
4.7 Other matters in respect of the AkzoNobel EGM	A-A-12
4.8 Convocation of the Axalta EGM	A-A-13
4.9 Axalta Resolutions	A-A-13
4.10 Axalta EGM Materials	A-A-13
4.11 Axalta Recommendation	A-A-14
4.12 Axalta Adverse Recommendation Change	A-A-14
4.13 Axalta Intervening Event	A-A-15
4.14 Other matters in respect of the Axalta EGM	A-A-16
4.15 Certain Filings; SEC and AFM Matters	A-A-17
4.16 Fairness Opinions	A-A-19
5 REPRESENTATIONS AND WARRANTIES OF AKZONOBEL	A-A-19
6 REPRESENTATIONS AND WARRANTIES OF AXALTA	A-A-19
7 POST-MERGER CORPORATE GOVERNANCE	A-A-19
7.1 MergeCo Governance	A-A-19
7.2 MergeCo Board Composition	A-A-20
7.3 MergeCo Tax residency	A-A-21
8 DELISTING FROM EURONEXT AMSTERDAM	A-A-21
9 INDEMNIFICATION AND INSURANCE	A-A-21
9.1 Indemnification	A-A-21
9.2 Insurance	A-A-22
9.3 Third-Party Beneficiaries	A-A-22
10 DEBT FINANCING AND REFINANCING	A-A-22
10.1 Debt Financing	A-A-22
10.2 Refinancing	A-A-23
10.3 Debt Financing and Refinancing Cooperation	A-A-23
10.4 Cost Allocation	A-A-24

Clause	Page
11 EQUITY PLANS	A-A-24
11.1 Axalta Equity Plans	A-A-24
11.2 AkzoNobel Equity Plans	A-A-26
11.3 Post-Completion Equity Plans	A-A-27
11.4 Tax	A-A-27
12 INTERIM PERIOD AND FURTHER UNDERTAKINGS	A-A-27
12.1 Conduct during Interim Period	A-A-27
12.2 Third party consents	A-A-28
12.3 Merger Planning	A-A-28
12.4 MergeCo Remuneration Policy	A-A-29
13 EXCLUSIVITY	A-A-29
13.1 Exclusivity	A-A-29
14 SUPERIOR PROPOSAL	A-A-30
14.1 Superior Proposal	A-A-30
15 TERMINATION	A-A-32
15.1 Termination by AkzoNobel or Axalta	A-A-32
15.2 Consequence of Termination	A-A-34
16 TERMINATION PAYMENT	A-A-34
16.1 Termination Payment AkzoNobel	A-A-34
16.2 Termination Payment Axalta	A-A-35
16.3 Payment of Termination Payment	A-A-35
16.4 Tax	A-A-36
16.5 Specific Performance and Related Provisions	A-A-36
17 CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS	A-A-37
17.1 Announcement, Filings and Other Public Statements	A-A-37
17.2 Confidentiality Agreement	A-A-38
18 TAX MATTERS	A-A-38
18.1 Withholding	A-A-38
18.2 U.S. Tax Matters	A-A-38
18.3 Pillar 2 and CAMT	A-A-39
19 EMPLOYEE MATTERS	A-A-39
20 MISCELLANEOUS	A-A-40
20.1 Assignment	A-A-40
20.2 Costs	A-A-40
20.3 No waiver	A-A-40
20.4 No recission	A-A-41
20.5 Further assurances	A-A-41
20.6 Invalidity	A-A-41
20.7 Third party rights	A-A-41
20.8 Entire agreement and amendment	A-A-41
20.9 Notices	A-A-41
20.10 Counterparts	A-A-42
20.11 Governing law and forum	A-A-42
20.12 Rules of Construction	A-A-43

Schedules
Schedule 1	Definitions
Schedule 2	Stichting Support Agreement
Schedule 3	Joint Announcement
Schedule 4	Merger
Schedule 5	AkzoNobel Resolutions
Schedule 6	Axalta Resolutions
Schedule 7	Interim Period: AkzoNobel
Schedule 8	Interim Period: Axalta
Schedule 9	Representations and Warranties of AkzoNobel
Schedule 10	Representations and Warranties of Axalta
Schedule 11	MergeCo Governance
Schedule 12	Bermuda Statutory Merger Agreement
Schedule 13	AkzoNobel Sub Joinder Agreement

MERGER AGREEMENT

THIS AGREEMENT IS DATED 18 NOVEMBER 2025 AND MADE BETWEEN:

(1)	Akzo Nobel N.V. (“AkzoNobel”);

and

(2)	Axalta Coating Systems Ltd. (“Axalta”),

AkzoNobel and Axalta each a “Party” and together the “Parties”.

BACKGROUND:

(A)

AkzoNobel, a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, is a global paints and coatings company with its corporate seat and headquarters in Amsterdam, the Netherlands, and a listing on Euronext Amsterdam.

(B)

Axalta, an exempted company incorporated under the laws of Bermuda, is a global coatings company with its headquarters in Philadelphia, Pennsylvania, the United States, and a listing on the New York Stock Exchange (the “NYSE”).

(C)

AkzoNobel and Axalta have entered into a confidentiality and non-disclosure agreement dated 30 August 2024 and a clean team agreement dated 11 October 2024 (together, as amended, the “Confidentiality Agreement”) to discuss a potential combination of their respective businesses.

(D)

AkzoNobel and Axalta now have agreed to combine, via a merger of equals, the respective businesses of AkzoNobel and Axalta under a single listed parent company. AkzoNobel will serve as a vehicle hereto (AkzoNobel, upon the completion of the Merger, “MergeCo”), which will have dual headquarters in Amsterdam, the Netherlands, and Philadelphia, Pennsylvania, the United States, its corporate seat in the Netherlands, its Tax residency in the Netherlands and its ordinary shares listed on the NYSE. AkzoNobel and Axalta intend to effect the combination of their respective businesses through a merger (the “Merger”) under the laws of Bermuda between Axalta and a wholly-owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda (“AkzoNobel Sub”), on the terms and subject to the conditions in this Agreement.

(E)	Prior to completion of the Merger, AkzoNobel will declare and pay the Pre-Completion Distribution.

(F)

Following completion of the Merger, subject to the terms of this Agreement and based on the outstanding share capital of AkzoNobel and the issued share capital of Axalta as of the date of this Agreement, respectively, MergeCo will have a single class of ordinary shares and, without prejudice to the Exchange Ratio, the existing Axalta shareholders are expected to hold approximately forty-five per cent (45%) of the issued and outstanding shares in MergeCo and the existing AkzoNobel shareholders are expected to hold approximately fifty-five per cent (55%) of the issued and outstanding shares in MergeCo.

(G)

The board of directors of Axalta (the “Axalta Board”) unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of Axalta and its shareholders, determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act and recommends the shareholders of Axalta adopt the Axalta Resolutions subject to the terms and conditions set out in this Agreement.

(H)

The board of management of AkzoNobel (the “AkzoNobel Board of Management”) and the supervisory board of AkzoNobel (the “AkzoNobel Supervisory Board”, and together with the AkzoNobel Board of Management, the “AkzoNobel Boards”) each unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and recommend the shareholders of AkzoNobel adopt the AkzoNobel Resolutions subject to the terms and conditions set out in this Agreement.

A-A-1

(I)

Stichting Akzo Nobel has executed a support agreement (attached to this Agreement as Schedule 2 (Stichting Support Agreement), the “Stichting Support Agreement”), pursuant to which, among other things, Stichting Akzo Nobel irrevocably agreed to (a) approve the proposal of the AkzoNobel Board of Management to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association, including the conversion of all AkzoNobel Priority Shares into AkzoNobel Ordinary Shares (such AkzoNobel Ordinary Shares, the “Stichting Converted Shares”), (b) vote all AkzoNobel Priority Shares in favour of the AkzoNobel Resolutions and against any resolution or other vote (stemming) that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by this Agreement, including the Merger, (c) waive its rights to make binding nominations in respect of the MergeCo Board Nominees, (d) transfer the Stichting Converted Shares to AkzoNobel for no consideration with effect immediately after the implementation of the MergeCo Articles of Association, and (e) waive and relinquish any rights Stichting Akzo Nobel may have with respect to AkzoNobel Priority Shares and AkzoNobel.

(J)	The terms and conditions and the mutual understanding of AkzoNobel and Axalta with respect to the Merger are set out in this merger agreement (this “Agreement”).

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND CONSTRUCTION

1.1	Definitions

Certain terms used in this Agreement are defined in Schedule 1 (Definitions).

2	THE MERGER

2.1	The Merger

2.1.1

As soon as reasonably practicable after the date of this Agreement, and in any event prior to the filing of the Form F-4 in accordance with clause 4.15, AkzoNobel shall incorporate AkzoNobel Sub as an exempted company under the laws of Bermuda. Promptly following the incorporation of AkzoNobel Sub:

(a)	AkzoNobel shall deliver to Axalta a complete and correct copy of the organizational or other governing documents of AkzoNobel Sub;

(b)

The board of directors of AkzoNobel Sub shall approve this Agreement, determine that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel Sub and its shareholder, and the shareholder of AkzoNobel Sub shall approve this Agreement and the Merger, in each case, in accordance with applicable Bermuda laws and subject to the terms and conditions set out in this Agreement; and

(c)

AkzoNobel shall cause AkzoNobel Sub to execute and deliver to Axalta a joinder to this Agreement, in the form attached hereto as Schedule 13 (AkzoNobel Sub Joinder Agreement) (the “Joinder Agreement”). Upon the execution and delivery of the Joinder Agreement, (i) the Joinder Agreement shall be deemed to be part of this Agreement and (ii) AkzoNobel Sub and AkzoNobel shall together be deemed to be a “Party” to this Agreement. The representations, warranties, covenants and agreements of, or with respect to, AkzoNobel Sub herein and in the Joinder Agreement shall take effect as of and after the execution and delivery of the Joinder Agreement.

2.1.2

On the terms and subject to the conditions set out in this Agreement, AkzoNobel and Axalta shall, and AkzoNobel shall procure that AkzoNobel Sub shall, implement the Merger by merging AkzoNobel Sub with and into Axalta, with Axalta as the surviving company, in accordance with the terms set out in Schedule 4 (Merger), pursuant to which:

(a)

at the Effective Time, each Axalta Ordinary Share shall be automatically converted into the right to receive 0.6539 AkzoNobel Ordinary Shares, as further set out in paragraph 2 of Schedule 4 (Merger); and

A-A-2

(b)

immediately following the Effective Time, the Parties shall procure that the Exchange Agent will, solely for the account and benefit of the former Axalta Registered Shareholders as of immediately prior to the Effective Time, contribute the issued and outstanding Axalta Ordinary Shares held by such former Axalta Registered Shareholders to AkzoNobel as a contribution in kind (the “Contribution”) and, in consideration of the Contribution, AkzoNobel shall issue and deliver to the Exchange Agent, solely for the account and benefit of such former Axalta Registered Shareholders, the relevant number of AkzoNobel Ordinary Shares, all in accordance with the terms set out in Schedule 4 (Merger).

2.2	The Effective Time

The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Certificate of Merger (such date and time, the “Effective Time”).

2.3	Pre-Completion Distribution

Prior to the Effective Time, AkzoNobel shall declare and pay a special cash dividend for an aggregate amount of EUR 2,500,000,000 (two billion five hundred million euro) minus the aggregate amount of any 2026 Pre-Completion Distribution AkzoNobel Dividends (the “Pre-Completion Distribution”), subject to Applicable Law and any applicable withholding Tax. AkzoNobel shall use reasonable best efforts to (x) as promptly as practicable during the Interim Period, obtain the Debt Financing Commitment and (y) consummate such borrowings on or before the Effective Time to provide AkzoNobel necessary funds for the Pre-Completion Distribution, in the case of each of clauses (x) and (y), in accordance with clause 10.1. AkzoNobel shall deduct and withhold from the Pre-Completion Distribution such amounts as AkzoNobel may be required to deduct and withhold with respect to any such payments under Applicable Law. To the extent such amounts are so withheld and paid by AkzoNobel to the appropriate Governmental Authority, they shall be treated as having been paid to such Person in respect of which such deduction and withholding was made.

2.4	Completion

Completion shall commence at 14:00 Amsterdam, Netherlands time on the fifth (5th) Business Day after the satisfaction or waiver of the last Merger Condition in accordance with this Agreement (other than those Merger Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or (to the extent permitted by Applicable Law) waiver of those Merger Conditions at Completion), or such other date and time as agreed in writing between AkzoNobel and Axalta.

2.5	Branding of MergeCo

2.5.1

The Parties shall discuss in good faith and mutually agree on the name, ticker symbol and branding strategy of MergeCo as soon as reasonably practicable after the date of this Agreement, and in any event prior to the initial filing of the Form F-4. The Parties acknowledge and agree that the name of MergeCo shall not be exclusively “AkzoNobel” or “Axalta” (but may include one or both of such names in combination with other words as mutually agreed by the Parties).

2.5.2	As of the Amendment Time, AkzoNobel shall cause the name and ticker symbol of MergeCo to be changed to such name and ticker symbol as mutually agreed pursuant to this clause 2.5.

3	MERGER CONDITIONS

3.1	Merger Conditions

3.1.1

Notwithstanding any other provision of this Agreement, the obligations of AkzoNobel, on the one hand, and Axalta, on the other hand, to consummate the Merger are subject to the satisfaction (or waiver by AkzoNobel or Axalta in accordance with clause 3.2) of the conditions set forth in this clause 3.1 (the “Merger Conditions”):

(a)	all Regulatory Clearances in relation to the Merger having been obtained as set out in clause 3.3.1;

A-A-3

(b)	the AkzoNobel Works Council Consultation having been deemed completed in accordance with clause 3.6;

(c)

(i) there not being an AkzoNobel Material Warranty Breach and (ii) AkzoNobel and AkzoNobel Sub having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by them under this Agreement at or prior to the Completion Date;

(d)

(i) there not being an Axalta Material Warranty Breach and (ii) Axalta having complied with or performed in all material respects all obligations and covenants required to be complied with or performed by it under this Agreement at or prior to the Completion Date;

(e)	the AkzoNobel Completion Resolutions having been validly adopted at the AkzoNobel EGM and being in full force and effect;

(f)	the Axalta Completion Resolution having been validly adopted at the Axalta EGM and being in full force and effect;

(g)

the registration statement on Form F-4 (which shall include the Proxy Statement/Prospectus) (together with all amendments and supplements thereto, the “Form F-4”) relating to the registration of AkzoNobel Ordinary Shares to be issued to shareholders of Axalta having been declared effective by the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Form F-4 being in effect and no proceedings for such purposes being pending before the SEC;

(h)

AkzoNobel having made publicly available a document (the “Prospectus Regulation Document”) in accordance with Regulation (EU) 2017/1129, as amended from time to time (the “Prospectus Regulation”), as required in connection with the listing on Euronext Amsterdam of the AkzoNobel Ordinary Shares to be issued in the Merger;

(i)	AkzoNobel Ordinary Shares issuable in the Merger having been authorized for listing on NYSE, subject only to official notice of issuance;

(j)	the Pre-Completion Distribution having been declared and paid by AkzoNobel;

(k)	(i) no stay or other Order having been issued by any Governmental Authority of competent jurisdiction that remains in force and effect at Completion:

(A)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(B)	in a Material Business Jurisdiction, to the extent clause 3.1.1(k)(i)(A) does not apply; and

(ii) no statute, rule, regulation or other Applicable Law of any Governmental Authority of competent jurisdiction having been enacted that remains in force and effect at Completion:

(A)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(B)	in a Material Business Jurisdiction, to the extent clause 3.1.1(k)(ii)(A) does not apply,

which in any case of clause (k)(i) or (k)(ii), prohibits the consummation of the Merger, in whole or in part, in accordance with this Agreement;

(l)	AkzoNobel not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

(m)	Axalta not being subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction at Completion;

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(n)	between the date of this Agreement and Completion, there not having occurred a Material Adverse Effect in relation to AkzoNobel; and

(o)	between the date of this Agreement and Completion, there not having occurred a Material Adverse Effect in relation to Axalta.

3.1.2	No Party may invoke any Merger Condition if such Party’s breach of any provision of this Agreement has been the proximate cause of the non-satisfaction of such Merger Condition.

3.2	Beneficiary of Conditions; Waiver

3.2.1

The Merger Conditions set out in clause 3.1, subclauses (d), (m) and (o) are for the sole benefit of AkzoNobel and accordingly AkzoNobel may, to the extent permitted by the Applicable Law, waive each of these Merger Conditions (either in whole or in part) at any time by giving written notice to Axalta.

3.2.2

The Merger Conditions set out in clause 3.1, subclauses (c), (l) and (n) are for the sole benefit of Axalta and accordingly Axalta may, to the extent permitted by the Applicable Law, waive each of these Merger Conditions (either in whole or in part) at any time by giving written notice to AkzoNobel.

3.2.3

The Merger Conditions set out in clause 3.1, subclauses (a), (b), (e), (f), (g), (h), (i), (j) and (k) are for the benefit of both AkzoNobel and Axalta and may, to the extent permitted by the Applicable Law, only be waived (either in whole or in part) by both AkzoNobel and Axalta jointly in writing; provided, however, that, to the extent the AkzoNobel Boards determine in good faith (after consultation with their outside legal counsel and financial advisors) that the failure to waive (either in whole or in part) the Merger Condition set out in clause 3.1, subclause (j) would be inconsistent with the fiduciary duties of the AkzoNobel Boards under the Laws of the Netherlands, the Merger Condition set out in clause 3.1, subclause (j) may be waived solely by AkzoNobel to such extent by giving written notice to Axalta (provided that AkzoNobel first consults in good faith with Axalta and takes into account any reasonable comments that Axalta may have).

3.3	Regulatory Clearances

3.3.1	The Merger Condition set out in clause 3.1.1(a) will be considered to be satisfied upon, with respect to each Regulatory Clearance:

(a)

the Regulatory Clearance having been obtained without conditions or with conditions meeting the requirements of clause 3.5.1 that have been addressed or fulfilled to the satisfaction of the Regulatory Authorities;

(b)	the waiting and other time periods (and any extensions thereof) applicable to the Merger under the relevant Applicable Law having expired, lapsed or terminated; or

(c)

the applicable Regulatory Authority taking a decision or otherwise informing AkzoNobel or Axalta that the Merger does not fall within the scope of the relevant Applicable Law, or that the applicable Regulatory Authority does not have further questions and does not intend to commence an investigation under the Applicable Law with respect to the Merger.

3.3.2

AkzoNobel and Axalta shall, or shall cause their respective Affiliates to, jointly, or if legally required separately but in close consultation with one another, make all filings, unless otherwise agreed between AkzoNobel and Axalta, to obtain the Regulatory Clearances set out in paragraph 1 of Part C of the Disclosure Letter (Regulatory Clearances) and any other Regulatory Clearances mutually agreed to by AkzoNobel and Axalta pursuant to clauses 3.3 (Regulatory Clearances) and 3.4 (Other regulatory approvals) as soon as permitted and practicably feasible after the date of this Agreement, but in any event within applicable mandatory deadlines; and cooperate fully with one another and, without prejudice to clause 3.5 (Commitments in respect of Regulatory Clearances), use their respective reasonable best efforts to take any and all actions reasonably necessary to obtain the Regulatory Clearances and to respond as promptly as practicable to any requests for information from any Regulatory Authority of competent jurisdiction.

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3.3.3	Without prejudice to the generality of clauses 3.3.2 and 3.5 (Commitments in respect of Regulatory Clearances), and subject to Competition Laws relating to the exchange of information:

(a)

AkzoNobel and Axalta shall reasonably consult and cooperate with one another, including by (to the extent legally permissible) providing to the other in advance a reasonable opportunity to review, providing to the other comments within a reasonable period and considering in good faith the views of one another in connection with any analyses, presentations, memoranda, briefs, arguments, opinions, proposals or other substantive written communications made or submitted by or on behalf of AkzoNobel or Axalta, in connection with the proceedings relating to any of the Regulatory Clearances. AkzoNobel and Axalta shall have joint responsibility for determining the strategy and liaising with all Regulatory Authorities in relation to the Merger, with the assistance of their respective advisers;

(b)

each of AkzoNobel and Axalta shall assist and furnish the other with any reasonably necessary information, documentation and assistance reasonably requested in connection with obtaining the Regulatory Clearances; and

(c)	each of AkzoNobel and Axalta shall:

(i)

to the extent practicable and permitted by Applicable Law, give each other reasonable advance notice of all meetings, oral communications or other material discussions with any Regulatory Authority relating to the Regulatory Clearances;

(ii)

to the extent practicable and permitted by Applicable Law, give each other (or their respective outside counsel) timely notice of, and opportunity to participate in, each of such meetings, oral communications or other material discussions;

(iii)

if any Regulatory Authority initiates a substantive oral communication regarding any Regulatory Clearance and the other Party (or their respective outside counsel) did not participate in such communication, to the extent permitted by Applicable Law, promptly thereafter notify such other Party of the substance of such communication; and

(iv)

to the extent permitted by Applicable Law, provide each other with copies of all substantive written communications received from any Governmental Authority relating to the Regulatory Clearances, provided that any disclosures or provision of copies by AkzoNobel or Axalta, as applicable, to the other pursuant to this clause 3.3.3 may be made on an outside counsel basis or pursuant to the procedures set forth in the Confidentiality Agreement, if appropriate.

(d)

Subject to clause 3.5 (Commitments in respect of Regulatory Clearances), each of AkzoNobel and Axalta shall, and shall procure that each of their respective Affiliates shall, refrain from carrying out any action that would reasonably be expected to cause material delay to, materially hinder, prevent or materially prejudice satisfaction of the Merger Condition set out in clause 3.1.1(a).

(e)

All filing fees incurred in relation to any filing required to be made in any jurisdiction in connection with the obtainment of the Regulatory Clearances shall be split equally by AkzoNobel and Axalta.

3.4	Other regulatory approvals

If, after the date of this Agreement, both AkzoNobel and Axalta agree in writing that other approvals required by Applicable Law apply to the Merger, AkzoNobel and Axalta shall use their respective reasonable best efforts to promptly secure such additional approval(s), unless agreed in writing otherwise between AkzoNobel and Axalta, including by submitting any required filings. In that case, clause 3.5 (Commitments in respect of Regulatory Clearances) applies mutatis mutandis to such newly introduced approvals. For the avoidance of doubt, except as set forth in paragraph 1.1.4(b) of Part C of the Disclosure Letter (Regulatory Clearances), any approval that AkzoNobel and Axalta agree to pursue

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pursuant to this clause 3.4 shall be deemed not to be a Regulatory Clearance for purposes of the Merger Condition set out in clause 3.1.1(a) of the Agreement.

3.5	Commitments in respect of Regulatory Clearances

3.5.1

AkzoNobel and Axalta shall jointly determine the strategy, shall consult and cooperate with one another and shall consider in good faith the views of one another with respect to all Regulatory Authorities in relation to any and all aspects concerning the actions contemplated in this clause 3.5 (Commitments in respect of Regulatory Clearances). Each of AkzoNobel and Axalta shall use its reasonable best efforts to take, and to cause each of its Affiliates to take, any and all actions reasonably necessary to obtain the Regulatory Clearances as soon as reasonably practicable after the date of this Agreement, and, without limiting the foregoing, each of AkzoNobel and Axalta shall, and shall cause each of its Affiliates to, consent to any divestiture, sale, disposition or other structural or conduct remedy, provided that:

(a)	any such action shall be conditional on Completion;

(b)

AkzoNobel and Axalta will determine jointly what actions, individually or in the aggregate, are considered the most appropriate and will also, to the best of their knowledge and understanding, adequately address any applicable Regulatory Authority’s concerns;

(c)

without limiting any other subclause of this clause 3.5.1, AkzoNobel or Axalta may undertake, and Axalta or AkzoNobel, as applicable, shall reasonably cooperate with the other in connection with, any such divestiture, sale, disposition or other structural or conduct remedy with respect to its own businesses, assets or properties, unless such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances);

(d)

AkzoNobel and Axalta shall not be required to take any actions to the extent such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances); and

(e)

without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), AkzoNobel and Axalta shall not, and shall procure that their respective Affiliates shall not, take any actions to the extent such actions, individually or in the aggregate, are materially burdensome as set out in paragraph 2 of Part C of the Disclosure Letter (Regulatory Clearances).

3.6	Employee Consultation

3.6.1

Each of AkzoNobel and Axalta shall, or shall procure, that the notification and consultation procedure with respect to the Merger, and any other consultation matters in relation to the Merger or required to give performance to this Agreement, are performed:

(a)

in accordance with the SER’s Merger code 2015 (SER Fusiegedragsregels 2015, the “Merger Code”), which procedure shall be initiated after execution of this Agreement and simultaneously with, or immediately prior to, announcement of the Merger with reasonable best efforts taken to ensure confidentiality;

(b)

with respect to the consultation with the AkzoNobel Works Council, in accordance with the Dutch Works Council Act (Wet op de Ondernemingsraden, the “WCA”), which procedure shall be initiated as soon as practicable (and in any event no later than fifteen (15) Business Days) after execution of this Agreement;

(c)

with respect to the consultation with AkzoNobel’s European works council, such that such procedure shall be initiated as soon as practicable (and in any event no later than ten (10) Business Days) after execution of this Agreement and in accordance with clause 3.6.7; and

(d)

with respect to the Other Employee Procedures pursuant to clause 3.6.7, such that such procedures shall be initiated as soon as practicable after execution of this Agreement (each of (a) through (d) in accordance with this clause 3.6.1 (the “Employee Consultation”)).

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AkzoNobel Works Council Consultation

3.6.2

The required consultation with the AkzoNobel Works Council (the “AkzoNobel Works Council Consultation”) will be deemed completed upon the AkzoNobel Board of Management adopting a resolution in accordance with the relevant advice, and:

(a)	the AkzoNobel Works Council having rendered an unconditional advice permitting the Parties to pursue the Merger; or

(b)	the AkzoNobel Works Council having rendered an advice with conditions acceptable to each of AkzoNobel and Axalta, acting reasonably.

3.6.3

To the extent neither of the situations described in clause 3.6.2 occurs, the AkzoNobel Works Council Consultation will be deemed completed upon the AkzoNobel Board of Management adopting a resolution that deviates from the relevant advice, if rendered, and:

(a)

the AkzoNobel Works Council having unconditionally waived (i) the applicable waiting period in accordance with article 25 paragraph 6 of the Dutch Works Councils Act and (ii) its right to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

(b)

the applicable waiting period pursuant to article 25 paragraph 6 of the Dutch Works Council Act having expired without the AkzoNobel Works Council having initiated legal proceedings pursuant to the Dutch Works Council Act; or

(c)

following the initiation of legal proceedings pursuant to article 26 of the Dutch Works Councils Act, the AkzoNobel Works Council having withdrawn from such legal proceedings or the Enterprise Chamber having dismissed the AkzoNobel Works Council’s appeal to the effect that no measures obstructing the Merger are imposed and the dismissal of the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam) having immediate effect (uitvoerbaar bij voorrraad) or such legal proceedings having been concluded otherwise in a manner that does not prohibit the Merger from proceeding.

Completion of the AkzoNobel Works Council Consultation process

3.6.4

AkzoNobel and Axalta shall use their respective reasonable best efforts to complete the AkzoNobel Works Council Consultation process, it being understood that AkzoNobel will have the primary responsibility for, and take all steps reasonably necessary to, in close consultation with Axalta and its advisors, as soon as practicably possible following the date of this Agreement, initiate, conduct and complete the AkzoNobel Works Council Consultation. AkzoNobel and Axalta shall consult with each other closely with a view to seeking and obtaining the AkzoNobel Works Council’s advice and completing the AkzoNobel Works Council Consultation, including by discussing in good faith to expeditiously resolve any relevant issues raised by the AkzoNobel Works Council during the AkzoNobel Works Council Consultation, including discussion of any potential changes to this Agreement and the documents relating hereto requested by the AkzoNobel Works Council (bearing in mind the intent and purpose of the terms and conditions set forth in this Agreement); provided that in no event shall any Party be required pursuant to this clause 3.6.4 to agree to amend, modify or waive any terms or conditions of this Agreement. AkzoNobel shall keep Axalta informed on a continuing basis on all material correspondence and consultations in respect of the AkzoNobel Works Council Consultation, including providing Axalta with advance notice of any meetings with the AkzoNobel Works Council and the anticipated agenda for such meeting. AkzoNobel shall give (representatives of) Axalta the opportunity to attend meetings with (representatives of) the AkzoNobel Works Council if requested by the AkzoNobel Works Council and, if not requested by the AkzoNobel Works Council, consult with Axalta regarding (representatives of) Axalta attending such meetings. AkzoNobel shall not send the request for advice or any other material communication (including responses to questions raised by the AkzoNobel Works Council and any commitments) to the AkzoNobel Works Council without Axalta’s prior written consent,

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such consent not to be unreasonably withheld, conditioned or delayed. As soon as practicable following the occurrence of any one of the events described in clause 3.6.2(a) or (b) or 3.6.3(a), (b) or (c), the AkzoNobel Board of Management shall meet to adopt the resolution contemplated by clause 3.6.2 or 3.6.3, as applicable, which adoption shall not be unreasonably withheld, conditioned or delayed.

Merger Code Process

3.6.5

AkzoNobel will, in close consultation with Axalta and its advisors and on behalf of all relevant Persons, make notifications (the “Merger Code Notifications”) under the Merger Code to the SER and the relevant Dutch trade unions within the meaning of the Merger Code (the “Trade Unions”) with respect to the Merger in accordance with the Merger Code, including clauses 3 (2) and 8 (1) of the Merger Code. If, within two (2) weeks following the submission of the Merger Code Notifications, AkzoNobel has not received any written questions from the SER or any of the Trade Unions or any written requests for a consultation meeting by any of the Trade Unions in connection with the Merger Code Notifications, the process under the Merger Code shall be deemed completed.

3.6.6

If the SER or any of the Trade Unions submit any written questions to AkzoNobel in connection with the Merger Code Notifications within two (2) weeks following submission of the Merger Code Notifications, AkzoNobel shall promptly provide Axalta with a copy thereof. AkzoNobel shall, in close consultation with Axalta, answer such questions, if any, within three (3) weeks of the submission of the Merger Code Notifications. If one or more of the Trade Unions request a consultation meeting with AkzoNobel within two (2) weeks following submission of the Merger Code Notifications, AkzoNobel shall schedule such meeting promptly and give (representatives of) Axalta the opportunity to attend such meetings with (representatives of) the relevant Trade Unions if requested by (one of) the Trade Unions and, if not requested by (one of) the Trade Unions, consult with Axalta regarding (representatives of) Axalta attending such meetings. If the SER or any of the Trade Unions express any views in opposition of the Merger insofar as it may affect employees’ interests as referred to in the Merger Code or requests any commitment, in each case, in any questions or during any consultation meeting contemplated by this clause 3.6.6, AkzoNobel and Axalta shall consult with each other closely with a view to resolving any such comments, including discussing in good faith to expeditiously resolve any relevant issues raised by the SER or (one of) the Trade Unions, provided that in no event shall any Party be required pursuant to this clause 3.6.6 to agree to amend, modify or waive any terms or conditions of this Agreement and AkzoNobel shall not make any commitment to the SER or any Trade Union without Axalta’s prior written consent.

Other Employee Procedures

3.6.7

Prior to the Completion, each of AkzoNobel and Axalta, as applicable, shall fully comply with all notice, consultation, effects bargaining or other bargaining obligations (other than the AkzoNobel Works Council Consultation and the Merger Code process) (together, the “Other Employee Procedures”) to any labour union, labour organization, works council or group of employees of such Party and its group in connection with the Merger and any other transactions as contemplated in or required to give performance to this Agreement. Each of AkzoNobel and Axalta shall use its reasonable best efforts to ensure that the Other Employee Procedures are completed as promptly as practicable following the date of this Agreement. Each of AkzoNobel and Axalta will have the primary responsibility for the conduct and completion of all of its Other Employee Procedures. AkzoNobel and Axalta will keep each other informed on the preparation of the information and consultation meetings and on all material correspondence related to the Other Employee Procedures, and will consult each other closely with a view to completing the Other Employee Procedures. Each of AkzoNobel and Axalta will attend meetings related to the Other Employee Procedures with representatives of, as applicable, Axalta’s or AkzoNobel’s employees upon the requesting party’s or the relevant employees’ request.

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3.7	NYSE listing

AkzoNobel shall use its reasonable best efforts to take or cause to be taken all actions, or do or cause to be done all things, necessary, proper or advisable under Applicable Law to cause the AkzoNobel Ordinary Shares to be listed for trading on the NYSE and to cause the AkzoNobel American Depositary Receipt Program to be terminated, each as of the Effective Time. Axalta shall use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and the NYSE Rules to enable the delisting by Axalta of the Axalta Ordinary Shares from the NYSE and the termination of its registration under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) as promptly as practicable after the Effective Time, including (i) directing the NYSE to file with the SEC a Form 25 on the Closing Date and (ii) filing Form 15 on the first Business Day that is at least ten (10) calendar days after the date the Form 25 is filed.

3.8	Reasonable Best Efforts

Without prejudice to clauses 3.1 through 3.7, AkzoNobel and Axalta shall consult with each other and each of AkzoNobel and Axalta undertakes to use its reasonable best efforts to procure the fulfilment of the Merger Conditions as soon as reasonably practicable and in any event before the Long Stop Date. AkzoNobel and Axalta shall keep each other informed in respect of material developments regarding the Merger Conditions. Subject to clauses 3.1 through 3.7, each of AkzoNobel and Axalta shall make all applications and notifications required by the Merger Conditions and shall use its reasonable best efforts to procure that all such information as is requested by the relevant authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable. For the avoidance of doubt, each of AkzoNobel’s and Axalta’s obligations with respect to obtaining Regulatory Clearance is governed solely by clauses 3.3 through 3.5 and this clause 3.8 shall not be deemed to modify the obligations of AkzoNobel or Axalta with respect to the matters set forth in clauses 3.3 through 3.5.

4	EXTRAORDINARY GENERAL MEETINGS

4.1	Convocation of the AkzoNobel EGM

AkzoNobel undertakes to convene an extraordinary general meeting to take place as soon as reasonably possible following the date that the Form F-4 is declared effective, and in any event within seven (7) weeks of such date, in order to provide AkzoNobel’s shareholders with the necessary information concerning the Merger and to propose the adoption of the AkzoNobel Resolutions (the “AkzoNobel EGM”); provided that AkzoNobel and Axalta shall use their respective reasonable best efforts to ensure that the AkzoNobel EGM shall take place on the same day as the Axalta EGM.

4.2	AkzoNobel Resolutions

At the AkzoNobel EGM, the general meeting of AkzoNobel shall be requested to adopt the resolutions set forth in Schedule 5 (AkzoNobel Resolutions) (the “AkzoNobel Resolutions”).

4.3	AkzoNobel EGM Materials

As promptly as practicable after the date of this Agreement, AkzoNobel shall prepare the convening notice for the AkzoNobel EGM, the AkzoNobel Circular and all other appropriate materials for the AkzoNobel EGM consistent with this Agreement (such materials, together with any amendments and supplements thereto, the “AkzoNobel EGM Materials”). Unless the AkzoNobel Boards have made an AkzoNobel Adverse Recommendation Change in accordance with the terms of this Agreement, AkzoNobel shall include the AkzoNobel Recommendation in the AkzoNobel EGM Materials. Axalta shall as promptly as practicable furnish to AkzoNobel all information concerning Axalta and its Affiliates reasonably required to be set forth in the AkzoNobel EGM Materials. AkzoNobel will give Axalta and its counsel reasonable opportunity to review and comment on the AkzoNobel EGM Materials before they are published by AkzoNobel, and AkzoNobel shall consider in good faith any comments made by Axalta or any of its advisors.

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4.4	AkzoNobel Recommendation

AkzoNobel confirms that the AkzoNobel Boards, taking into account their fiduciary duties under the laws of the Netherlands, have carefully considered the rationale for the Merger, the provisions of this Agreement and all other relevant facts and circumstances, and that the AkzoNobel Boards, each having received independent financial and legal advice, unanimously consider the Merger and the related actions as contemplated in this Agreement to be in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and have unanimously resolved:

(a)

to approve the terms and conditions of this Agreement, the execution and delivery of this Agreement by AkzoNobel and the performance by AkzoNobel of its obligations under this Agreement and in connection to the Merger;

(b)

subject to the terms and conditions of this Agreement, to unanimously support and recommend the Merger and unanimously recommend the AkzoNobel shareholders vote in favour of the AkzoNobel Resolutions at the AkzoNobel EGM (collectively such recommendation, the “AkzoNobel Recommendation”); and

(c)

subject to the terms and conditions of this Agreement, to include the AkzoNobel Recommendation in the Joint Announcement and in any further press releases in connection with the Merger, and in the AkzoNobel EGM Materials.

4.5	AkzoNobel Adverse Recommendation Change

4.5.1	Subject to clauses 4.6, 13 and 14, AkzoNobel shall ensure that neither of the AkzoNobel Boards nor any of their members or committees shall, directly or indirectly:

(a)

(i) withhold or withdraw, or modify, change, amend or qualify in a manner adverse to Axalta, the AkzoNobel Recommendation, or publicly propose to do any of the foregoing, (ii) fail to make the AkzoNobel Recommendation, (iii) fail to include in any of (A) the Joint Announcement, (B) any further press releases in connection with the Merger or (C) the AkzoNobel EGM Materials, the AkzoNobel Recommendation or (iv) otherwise make any public statement inconsistent with the AkzoNobel Recommendation;

(b)

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any Alternative Proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal;

(c)

if an Alternative Proposal structured as a public offer for outstanding AkzoNobel Ordinary Shares (other than by Axalta or an Affiliate of Axalta) has been publicly disclosed, fail to publicly recommend, in a position statement (standpuntbepaling), against acceptance of such public offer by the shareholders of AkzoNobel no later than ten (10) Business Days after the commencement of such public offer;

(d)

make any public statement in connection with an Alternative Proposal, the announcement of an Alternative Proposal or the announcement of the intention to make an Alternative Proposal, other than (i) a recommendation against such proposal (which shall be made within ten (10) Business Days after the public announcement of such Alternative Proposal or the announcement of an intention to make an Alternative Proposal), or (ii) such neutral factual information that AkzoNobel determines in good faith, after consultation with its outside legal counsel, to be required in order to comply with Applicable Law (provided, however, that if such disclosure has the effect of

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withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to Axalta, the AkzoNobel Recommendation, such disclosure shall be deemed to be an AkzoNobel Adverse Recommendation Change);

(e)

fail to make a public reaffirmation of the AkzoNobel Recommendation within ten (10) Business Days after receiving a written request to do so from Axalta if any Alternative Proposal or any material modification thereto has been publicly made, sent or given to AkzoNobel’s shareholders; or

(f)	publicly propose to do or cause to be done any of the foregoing,

any of the actions described in clauses (a) – (f), an “AkzoNobel Adverse Recommendation Change”.

4.6	AkzoNobel Intervening Event

Notwithstanding anything to the contrary set forth in clause 4.5 or elsewhere in this Agreement, upon the occurrence of any Intervening Event in relation to AkzoNobel, the AkzoNobel Boards may, at any time prior to the AkzoNobel EGM, make an AkzoNobel Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to make an AkzoNobel Adverse Recommendation Change, only if all of the following conditions are met:

(a)

AkzoNobel shall have (A) provided to Axalta four (4) Business Days’ prior written notice (which shall not constitute an AkzoNobel Adverse Recommendation Change), which shall (x) set forth in reasonable detail information describing the Intervening Event, and (y) state expressly that, subject to clause 4.6(b), the AkzoNobel Boards intend to effect an AkzoNobel Adverse Recommendation Change, as well as the rationale of the AkzoNobel Boards for such intention, and (z) confirm that the AkzoNobel Boards have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an AkzoNobel Adverse Recommendation Change would be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands and (B) prior to making such an AkzoNobel Adverse Recommendation Change, to the extent requested in writing by Axalta, engaged in good faith negotiations with Axalta during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in relation to AkzoNobel in such a manner that the failure of the AkzoNobel Boards to effect an AkzoNobel Adverse Recommendation Change in response to the Intervening Event in accordance with clause 4.6(b) would no longer be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands; and

(b)

no earlier than the end of such four (4) Business Day period (as extended pursuant to the parenthetical at the end of this clause 4.6(b)), the AkzoNobel Boards shall have determined in good faith, after consultation with their outside legal counsel and financial advisors, that, taking into account any revised terms proposed by Axalta pursuant to clause 4.6(a), the applicable event, effect, development, occurrence or change in circumstances continues to constitute an Intervening Event in relation to AkzoNobel, as a result of which the failure to effect an AkzoNobel Adverse Recommendation Change would continue to be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Axalta as provided above; provided, that, with respect to each such material change, each reference in the preceding clause 4.6(a) and this clause 4.6(b) to a “four (4) Business Day” period shall be changed to refer to a “two (2) Business Day” period).

4.7	Other matters in respect of the AkzoNobel EGM

4.7.1

AkzoNobel shall together with Axalta determine the date of the AkzoNobel EGM and, unless this Agreement is terminated in accordance with its terms, shall not cancel, postpone or adjourn the AkzoNobel EGM, once convened, without the prior written consent of Axalta; provided that AkzoNobel

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may, after consultation with Axalta, postpone, adjourn or reconvene the AkzoNobel EGM in accordance with the requirements under Applicable Law (i) if it is necessary to postpone or adjourn the AkzoNobel EGM to ensure that any required supplement or amendment to the AkzoNobel EGM Materials is provided to the AkzoNobel shareholders within a reasonable amount of time in advance of the AkzoNobel EGM, or (ii) to solicit a larger number of votes in favour of the AkzoNobel Completion Resolutions, whether or not through proxies, for the purpose of obtaining AkzoNobel shareholder approval of the AkzoNobel Completion Resolutions (including at the request of Axalta in connection with the foregoing); provided, however, that, except as required by Applicable Law, the AkzoNobel EGM shall not be postponed, adjourned or reconvened to a date that is more than forty five (45) days after the date on which the AkzoNobel EGM was originally scheduled or less than five (5) Business Days prior to the Long Stop Date, in each case without the prior written consent of Axalta.

4.7.2

AkzoNobel shall ensure that the AkzoNobel EGM is called, noticed, convened, held and conducted in compliance in all material respects with all Applicable Laws and its organizational documents. The AkzoNobel Resolutions shall be the only matters that AkzoNobel shall propose to the shareholders of AkzoNobel at the AkzoNobel EGM and, other than a discussion of the Merger and the AkzoNobel Resolutions, there shall be no other matters listed on the agenda for the AkzoNobel EGM as a discussion item, unless (A) otherwise reasonably proposed by AkzoNobel and approved in advance in writing by Axalta (such approval not to be unreasonably withheld, conditioned or delayed) or (B) reasonably proposed by Axalta and approved in advance in writing by AkzoNobel (such approval not to be unreasonably withheld, conditioned or delayed).

4.7.3

Unless the AkzoNobel Boards have made an AkzoNobel Adverse Recommendation Change in accordance with the terms of this Agreement, AkzoNobel shall use its reasonable best efforts to secure the approval of the AkzoNobel Resolutions at the AkzoNobel EGM (including any adjournment, postponement or reconvening thereof).

4.7.4

Without limiting the generality of the foregoing, but subject to AkzoNobel’s rights to terminate this Agreement in accordance with its terms, AkzoNobel agrees that (i) its obligation to duly call, give notice of, convene and hold the AkzoNobel EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this clause 4, in each case, shall, unless specifically provided for, not be affected by the commencement, public proposal, public disclosure or communication to AkzoNobel of any Alternative Proposal (whether or not an AkzoNobel Superior Proposal) or any AkzoNobel Adverse Recommendation Change. Unless this Agreement is terminated in accordance with its terms, AkzoNobel agrees that it shall not submit to the vote of the shareholders of AkzoNobel any Alternative Proposal (whether or not an AkzoNobel Superior Proposal) or any matters relating thereto.

4.8	Convocation of the Axalta EGM

Axalta undertakes to convene a special general meeting to take place as soon as reasonably possible following the date that the Form F-4 is declared effective, and in any event within seven (7) weeks of such date, in order to provide Axalta’s shareholders with the necessary information concerning the Merger and to propose the adoption of the Axalta Resolutions (the “Axalta EGM”); provided that AkzoNobel and Axalta shall use their respective reasonable best efforts to ensure that the Axalta EGM shall take place on the same day as the AkzoNobel EGM.

4.9	Axalta Resolutions

At the Axalta EGM, the general meeting of Axalta shall be requested to adopt the resolutions set forth in Schedule 6 (Axalta Resolutions) (the “Axalta Resolutions”).

4.10	Axalta EGM Materials

Axalta will prepare and file the Proxy Statement/Prospectus (and all other proxy materials for the Axalta EGM) in accordance with clause 4.15 (such materials, together with any amendments and supplements thereto, the “Axalta EGM Materials”). Unless the Axalta Board has made an Axalta Adverse

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Recommendation Change in accordance with the terms of this Agreement, Axalta shall include the Axalta Recommendation in the Axalta Proxy Statement/Prospectus (and all other proxy materials for the Axalta EGM, where applicable). AkzoNobel shall as promptly as practicable furnish to Axalta all information concerning AkzoNobel and its Affiliates reasonably required to be set forth in the Axalta EGM Materials (including by, beginning immediately after the date of this Agreement and continuing thereafter, diligently pursuing the preparation of, and causing AkzoNobel’s independent accountants to assist in the preparation of, all financial and related information of AkzoNobel and its Subsidiaries that is necessary to prepare and file the Proxy Statement/Prospectus, including audits of the AkzoNobel Financial Statements and the financial statements to be included in AkzoNobel’s 2025 annual report in compliance with the auditing standards published by the Public Company Accounting Oversight Board). Axalta will give AkzoNobel and its counsel reasonable opportunity to review and comment on the Axalta EGM Materials before they are published by Axalta, and Axalta shall consider in good faith any comments made by AkzoNobel or any of its advisors.

4.11	Axalta Recommendation

Axalta confirms that the Axalta Board, taking into account its fiduciary duties under the laws of Bermuda, has carefully considered the rationale for the Merger, the provisions of this Agreement and all other relevant facts and circumstances, and that the Axalta Board, having received independent financial and legal advice, unanimously considers the Merger and the related actions as contemplated in this Agreement to be in the best interest of Axalta and its shareholders, has determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act and has unanimously resolved:

(a)

to approve the terms and conditions of this Agreement, the execution and delivery of this Agreement by Axalta and the performance by Axalta of its obligations under this Agreement and in connection to the Merger;

(b)

subject to the terms and conditions of this Agreement, to unanimously support and recommend the Merger and unanimously recommend the Axalta shareholders vote in favour of the Axalta Resolutions at the Axalta EGM (collectively such recommendation, the “Axalta Recommendation”); and

(c)

subject to the terms and conditions of this Agreement, to include the Axalta Recommendation in the Joint Announcement and in any further press releases in connection with the Merger, and in the Axalta EGM Materials.

4.12	Axalta Adverse Recommendation Change

Subject to clauses 4.13, 13 and 14, Axalta shall ensure that neither the Axalta Board nor any of its members or committees shall, directly or indirectly:

(a)

(i) withhold or withdraw, or modify, change, amend or qualify in a manner adverse to AkzoNobel, the Axalta Recommendation, or publicly propose to do any of the foregoing, (ii) fail to make the Axalta Recommendation, (iii) fail to include in any of (A) the Joint Announcement, (B) any further press releases in connection with the Merger or (C) the Axalta EGM Materials, the Axalta Recommendation or (iv) otherwise make any public statement inconsistent with the Axalta Recommendation;

(b)

recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any Alternative Proposal, or recommend, adopt, approve or enter into, or propose publicly to recommend, adopt, approve or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal;

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(c)

if an Alternative Proposal structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding Axalta Ordinary Shares (other than by AkzoNobel or an Affiliate of AkzoNobel) has been publicly disclosed, fail to publicly recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the shareholders of Axalta no later than ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after the commencement of such tender offer or exchange offer;

(d)

make any public statement in connection with an Alternative Proposal, the announcement of an Alternative Proposal or the announcement of the intention to make an Alternative Proposal, other than (i) a recommendation against such proposal (which shall be made within ten (10) Business Days after the public announcement of such Alternative Proposal or the announcement of an intention to make an Alternative Proposal), or (ii) such neutral factual information that Axalta determines in good faith, after consultation with its outside legal counsel, to be required in order to comply with Applicable Law (provided, however, that if such disclosure has the effect of withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to AkzoNobel, the Axalta Recommendation, such disclosure shall be deemed to be an Axalta Adverse Recommendation Change);

(e)

fail to make a public reaffirmation of the Axalta Recommendation within ten (10) Business Days after receiving a written request to do so from AkzoNobel if any Alternative Proposal or any material modification thereto has been publicly made, sent or given to Axalta’s shareholders; or

(f)	publicly propose to do or cause to be done any of the foregoing,

any of the actions described in clauses (a) – (f), an “Axalta Adverse Recommendation Change”.

4.12.1

Nothing contained in this Agreement shall prohibit Axalta or the Axalta Board from taking and disclosing to the shareholders of Axalta a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any “stop, look and listen” communication to the shareholders of Axalta pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder, provided, that no such action, position or disclosure that has the effect of withholding or withdrawing, or modifying, changing, amending or qualifying in a manner adverse to AkzoNobel, the Axalta Recommendation shall be permitted, made or taken other than in compliance with clause 14 or clause 15.

4.13	Axalta Intervening Event

Notwithstanding anything to the contrary set forth in clause 4.11 or elsewhere in this Agreement, upon the occurrence of any Intervening Event in relation to Axalta, the Axalta Board may, at any time prior to the Axalta EGM, make an Axalta Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to make an Axalta Adverse Recommendation Change, only if all of the following conditions are met:

(a)

Axalta shall have (A) provided to AkzoNobel four (4) Business Days’ prior written notice (which shall not constitute an Axalta Adverse Recommendation Change), which shall (x) set forth in reasonable detail information describing the Intervening Event, and (y) state expressly that, subject to clause 4.13(b), the Axalta Board intends to effect an Axalta Adverse Recommendation Change, as well as the rationale of the Axalta Board for such intention, and (z) confirm that the Axalta Board has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Axalta Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda and (B) prior to making such an Axalta Adverse Recommendation Change, to the extent requested in writing by AkzoNobel, engaged in good faith negotiations with AkzoNobel during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in relation to Axalta in such a manner that the failure of the Axalta Board to effect an Axalta Adverse Recommendation Change

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in response to the Intervening Event in accordance with clause 4.13(b) would no longer be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda; and

(b)

no earlier than the end of such four (4) Business Day period (as extended pursuant to the parenthetical at the end of this clause 4.13(b)), the Axalta Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that, taking into account any revised terms proposed by AkzoNobel pursuant to clause 4.13(a), the applicable event, effect, development, occurrence or change in circumstances continues to constitute an Intervening Event in relation to Axalta, as a result of which the failure to effect an Axalta Adverse Recommendation Change would continue to be inconsistent with the fiduciary duties of the Axalta Board under the laws of Bermuda (it being understood and agreed that any material change to the circumstances giving rise to the Intervening Event that was previously the subject of a notice hereunder shall require a new notice to AkzoNobel as provided above; provided, that, with respect to each such material change, each reference in the preceding clause 4.13(a) and this clause 4.13(b) to a “four (4) Business Day” period shall be changed to refer to a “two (2) Business Day” period).

4.14	Other matters in respect of the Axalta EGM

4.14.1

Axalta shall together with AkzoNobel determine the date of the Axalta EGM and, unless this Agreement is terminated in accordance with its terms, shall not cancel, postpone or adjourn the Axalta EGM, once convened, without the prior written consent of AkzoNobel, provided that Axalta may, after consultation with AkzoNobel, postpone, adjourn or reconvene the Axalta EGM in accordance with the requirements under Applicable Law (i) if it is necessary to postpone or adjourn the Axalta EGM to ensure that any required supplement or amendment to the Axalta EGM Materials is provided to the Axalta shareholders within a reasonable amount of time in advance of the Axalta EGM, (ii) if, as of the time for which the Axalta EGM is scheduled, there are insufficient Axalta Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Axalta EGM or (iii) to solicit additional proxies for the purpose of obtaining Axalta shareholder approval of the Axalta Completion Resolution (including at the request of AkzoNobel in connection with the foregoing); provided, however, that, except as required by Applicable Law, the Axalta EGM shall not be postponed, adjourned or reconvened to a date that is more than forty five (45) days after the date on which the Axalta EGM was originally scheduled or less than five (5) Business Days prior to the Long Stop Date, in each case without the prior written consent of AkzoNobel.

4.14.2

Axalta shall ensure that the Axalta EGM is called, noticed, convened, held and conducted in compliance in all material respects with all Applicable Laws and its organizational documents. The Axalta Resolutions shall be the only matters that Axalta shall propose to the shareholders of Axalta at the Axalta EGM and, other than a discussion of the Merger and the Axalta Resolutions, there shall be no other matters listed on the agenda for the Axalta EGM as a discussion item, unless (A) required under Applicable Law, (B) otherwise reasonably proposed by Axalta and approved in advance in writing by AkzoNobel (such approval not to be unreasonably withheld, conditioned or delayed) or (C) reasonably proposed by AkzoNobel and approved in advance in writing by Axalta (such approval not to be unreasonably withheld, conditioned or delayed).

4.14.3

Unless the Axalta Board has made an Axalta Adverse Recommendation Change in accordance with the terms of this Agreement, Axalta shall use its reasonable best efforts to secure the approval of the Axalta Resolutions at the Axalta EGM (including any adjournment, postponement or reconvening thereof).

4.14.4

On the date of the Axalta EGM, if the Axalta Resolution referred to in clause (a) of Schedule 6 (Axalta Resolutions) is adopted, after such adoption but prior to submission of the Axalta Resolution referred to in clause (b) of Schedule 6 (Axalta Resolutions) for vote in the Axalta EGM, Axalta shall procure that its bye-laws are amended and restated in the form of the Axalta Pre-Merger Bye-Laws.

4.14.5

Without limiting the generality of the foregoing, but subject to Axalta’s rights to terminate this Agreement in accordance with its terms, Axalta agrees that (i) its obligation to duly call, give notice of,

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convene and hold the Axalta EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this clause 4, in each case, shall, unless specifically provided for, not be affected by the commencement, public proposal, public disclosure or communication to Axalta of any Alternative Proposal (whether or not an Axalta Superior Proposal) or any Axalta Adverse Recommendation Change. Unless this Agreement is terminated in accordance with its terms, Axalta agrees that it shall not submit to the vote of the shareholders of Axalta any Alternative Proposal (whether or not an Axalta Superior Proposal) or any matters relating thereto.

4.15	Certain Filings; SEC and AFM Matters

4.15.1

As promptly as practicable following the date of this Agreement, AkzoNobel and Axalta shall prepare and AkzoNobel shall cause to be filed with the SEC the Form F-4, which shall include a proxy statement related to the matters to be submitted to the holders of Axalta Ordinary Shares and a prospectus related to the offering of AkzoNobel Ordinary Shares to holders of Axalta Ordinary Shares (including amendments and supplements thereto, the “Proxy Statement/Prospectus”). Following the Form F-4 being declared effective, Axalta shall cause the Proxy Statement/Prospectus to be filed with the SEC. The Proxy Statement/Prospectus and the Form F-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other Applicable Law. AkzoNobel and Axalta shall ensure that the Form F-4 has been declared effective prior to, or simultaneously with, convocation of the AkzoNobel EGM and Axalta EGM and publication of the AkzoNobel EGM Materials and the Axalta EGM Materials.

4.15.2

As promptly as practicable following the date of this Agreement, AkzoNobel and Axalta shall prepare the Prospectus Regulation Document, which shall be made available to the public by AkzoNobel and, as required by Applicable Law, be filed by AkzoNobel with the AFM, in each case having due regard to the planned timing of publication of the Prospectus Regulation Document and Applicable Law.

4.15.3

AkzoNobel and Axalta shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Affiliates, directors, officers and (to the extent reasonably available to the applicable Party) shareholders (including AkzoNobel Disclosed Information and Axalta Disclosed Information) and such other matters as may be reasonably necessary or advisable in connection with the preparation, filing and distribution of the Prospectus Regulation Document, the Proxy Statement/Prospectus and the Form F-4 or any other statement, filing, notice or application made by or on behalf of each of AkzoNobel or Axalta or any of their respective Affiliates to the AFM, the SEC or the NYSE in connection with the transactions contemplated by this Agreement, including the Merger, in each case having due regard to the planned timing of publication of such document and Applicable Law, provided, that neither AkzoNobel nor Axalta shall use any such information for any purposes other than those contemplated by this Agreement unless such Party obtains the prior written consent of the other. In addition, each of AkzoNobel and Axalta shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the other Party to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Proxy Statement/Prospectus and the Form F-4 and, as required by Applicable Law, the Prospectus Regulation Document and (ii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary or necessary in connection with the preparation of Proxy Statement/Prospectus, the Form F-4 and the Prospectus Regulation Document and any amendment or supplement thereto or where such documents, information or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document. Each of AkzoNobel and Axalta will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC (including its staff) or the AFM (including its staff), as applicable, and will use its reasonable best efforts to cause the Form F-4 to be declared effective under the Securities Act and, as required by Applicable Law, the Prospectus Regulation Document to be approved by the AFM, as promptly as reasonably practicable after such filing, and to keep the Form F-4 effective as long as is necessary to consummate the transactions contemplated by this Agreement, including the Merger. Each of AkzoNobel and Axalta will notify the other promptly upon the receipt of any comments from the SEC

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(including its staff) or the AFM (including its staff) in connection with the filing of, or amendments or supplements to, the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document, and will promptly provide the other with copies of any written communication from the SEC, any state securities commission or the AFM. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Form F-4 or the Prospectus Regulation Document, AkzoNobel or Axalta, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the SEC or the AFM, as the case may be, such amendment or supplement. Prior to filing the Form F-4 or mailing the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) or any amendment or supplement thereto, or responding to any comments of the SEC or its staff with respect to the Form F-4 or the Proxy Statement/Prospectus and prior to filing or publishing the Prospectus Regulation Document or any amendment or supplement thereto, or responding to any comments of the AFM or its staff with respect to the Prospectus Regulation Document, (a) each of AkzoNobel and Axalta shall cooperate and provide the other (and its counsel) a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider in good faith any comments provided by the other Party or any of their respective Representatives with respect thereto, and (b) no such filing, mailing, publication or response shall be made by AkzoNobel or Axalta without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that this sentence shall not apply to any filings with the SEC (x) that form part of the Form F-4 through solely their incorporation by reference therein (provided that (A) the exception in this clause (x) shall not apply to any current report on Form 8-K filed with the SEC to the extent such Form 8-K relates to (1) this Agreement or the transactions contemplated by this Agreement, including the Merger, or (2) any action pursuant to which consent of the other Party would be required under clause 12.1 of this Agreement and (B) with respect to any other Form 8-K (or portion thereof) filed with the SEC, clause (a) of this sentence shall still apply) or (y) with respect to an Alternative Proposal, an AkzoNobel Superior Proposal, an Axalta Superior Proposal, an AkzoNobel Adverse Recommendation Change, an Axalta Adverse Recommendation Change or any matters relating thereto. Except as required by Applicable Law, neither AkzoNobel nor Axalta shall take any action to withdraw the Form F-4 at any time prior to the termination of this Agreement pursuant to clause 15.

4.15.4

Each of AkzoNobel and Axalta agrees that none of the information supplied or to be supplied by or on behalf of AkzoNobel or Axalta, as applicable, for inclusion or incorporation by reference (a) in the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) will, at the time the Form F-4 becomes effective under the Securities Act, and at the time of the AkzoNobel EGM and Axalta EGM, or (b) in the Prospectus Regulation Document will, at the time of its publication and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the respective extraordinary general meeting or, with respect to the Prospectus Regulation Document, prior to the Effective Time, any fact or event relating to AkzoNobel, Axalta or any of their Affiliates which should be set forth in an amendment or supplement to the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) or the Prospectus Regulation Document should be discovered by AkzoNobel or Axalta or should occur, AkzoNobel or Axalta shall, promptly after becoming aware thereof, inform the other Party of such fact or event. Notwithstanding the foregoing, no representation, warranty or covenant is made by AkzoNobel or Axalta with respect to statements made or incorporated by reference in the Prospectus Regulation Document, the Form F-4 or the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM) based on information supplied by the other Party for inclusion or incorporation by reference therein.

4.15.5

Each of AkzoNobel and Axalta shall use its reasonable best efforts to take any action required to be taken by it under the Securities Act, the Exchange Act and the rules of the NYSE in connection with the filing and distribution of the Proxy Statement/Prospectus (or any other proxy materials for the Axalta EGM), the Form F-4 and the solicitation of proxies from the shareholders of Axalta and the shareholders of AkzoNobel.

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4.16	Fairness Opinions

4.16.1

The AkzoNobel Boards have obtained the written opinion from each of Morgan Stanley & Co. International plc and Lazard B.V. to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley & Co. International plc or Lazard B.V., as applicable, as set forth therein, after giving effect to the Pre-Completion Distribution, the Exchange Ratio is fair, from a financial point of view, to AkzoNobel (the “AkzoNobel Fairness Opinions”).

4.16.2

Evercore Group L.L.C. and J.P. Morgan Securities LLC have each rendered their oral opinions to the Axalta Board (to be confirmed by delivery of written opinions from each of Evercore Group L.L.C. and J.P. Morgan Securities LLC) that, as of the date of such opinions, and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Evercore Group L.L.C. and J.P. Morgan Securities LLC, as applicable, as set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Axalta Ordinary Shares (the “Axalta Fairness Opinions” and, together with the AkzoNobel Fairness Opinions, the “Fairness Opinions”).

4.16.3

AkzoNobel and Axalta shall ensure that (i) the Fairness Opinions will be referenced in the Prospectus Regulation Document, (ii) the AkzoNobel Fairness Opinions will be included in full in the AkzoNobel EGM Materials and may be included in full in the Prospectus Regulation Document, and (iii) the Axalta Fairness Opinions will be included in full in the Proxy Statement/Prospectus. Each of AkzoNobel and Axalta shall deliver, solely for informational purposes, copies of the signed Fairness Opinions received by such Party to the other Party promptly following the date of this Agreement.

5	REPRESENTATIONS AND WARRANTIES OF AKZONOBEL

Subject to the limitations set forth in paragraph 22 of Schedule 9 (Representations and Warranties of AkzoNobel), AkzoNobel hereby represents and warrants to Axalta that, except as Disclosed, the representations and warranties set forth in Schedule 9 (Representations and Warranties of AkzoNobel) are true and accurate as of the date of this Agreement (except to the extent that the relevant representation or warranty by AkzoNobel is given by reference explicitly to another specific date or period, in which case such representation or warranty shall be true and accurate as of such specific date or period).

6	REPRESENTATIONS AND WARRANTIES OF AXALTA

Subject to the limitations set forth in paragraph 21 of Schedule 10 (Representations and Warranties of Axalta), Axalta hereby represents and warrants to AkzoNobel that, except as Disclosed, the representations and warranties set forth in Schedule 10 (Representations and Warranties of Axalta) are true and accurate as of the date of this Agreement (except to the extent that the relevant representation or warranty by Axalta is given by reference explicitly to another specific date or period, in which case such representation or warranty shall be true and accurate as of such specific date or period).

7	POST-MERGER CORPORATE GOVERNANCE

7.1	MergeCo Governance

AkzoNobel shall:

(a)

immediately following the Effective Time, cause the amendment of its articles of association through the execution of a Dutch notarial deed in accordance with the governance terms as set out in Schedule 11 (MergeCo Governance), including but not limited to the conversion of all AkzoNobel Priority Shares into the Stichting Converted Shares;

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(b)	prior to the Effective Time:

(i)	cause the AkzoNobel Boards to adopt the MergeCo Board Rules, with effect as of the Amendment Time; and

(ii)

cause the execution of a deed of transfer, whereby the Stichting Converted Shares held by Stichting Akzo Nobel are transferred to AkzoNobel for no consideration in accordance with the Stichting Support Agreement, which transfer shall be effective as of the Amendment Time.

7.2	MergeCo Board Composition

7.2.1	Subject to Applicable Law, AkzoNobel shall cause, effective as of the Amendment Time:

(a)	MergeCo to have a one-tier board of directors consisting of eleven (11) members, including two (2) executive directors and nine (9) non-executive directors;

(b)	the MergeCo Axalta Board Nominees to be appointed as members of the MergeCo Board;

(c)	the MergeCo AkzoNobel Board Nominees to be appointed as members of the MergeCo Board; and

(d)

three (3) individuals to be nominated by AkzoNobel and Axalta, acting jointly, to be appointed as non-executive directors of the MergeCo Board, who shall be independent (as determined in accordance with the standards of the NYSE and the Dutch Corporate Governance Code) from the Parties (the “MergeCo Joint Board Nominees”).

7.2.2

The MergeCo Axalta Board Nominees shall be designated by Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between AkzoNobel and Axalta regarding appropriate candidates for appointment to the MergeCo Board, and Axalta shall consider in good faith input reasonably provided by AkzoNobel, taking into account Applicable Law.

7.2.3

The MergeCo AkzoNobel Board Nominees shall be designated by AkzoNobel in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between Axalta and AkzoNobel regarding appropriate candidates for appointment to the MergeCo Board, and AkzoNobel shall consider in good faith input reasonably provided by Axalta, taking into account Applicable Law.

7.2.4

The MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board.

7.2.5	In designating the MergeCo Board Nominees, the Parties shall take the following into account:

(a)

all MergeCo Board Nominees shall be suitable for appointment under Applicable Law (including under any binding limitations under overboarding rules under Applicable Law) and mandatory NYSE standards and the total composition of the MergeCo Board shall meet the independence standards under the NYSE independence rules and the Dutch Corporate Governance Code; and

(b)

in selecting the MergeCo Board Nominees, the Parties shall comply with the binding limitations under gender balance requirements under Applicable Law and, if required for that purpose, in good faith discuss any alternatives to any MergeCo Board Nominee, as applicable.

7.2.6

AkzoNobel shall procure that any members of the AkzoNobel Board of Management and the AkzoNobel Supervisory Board who will not continue as MergeCo Board members as of the Amendment Time shall irrevocably resign from their positions as members of the AkzoNobel Board of Management or the AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its Subsidiaries (where relevant), in each case with effect from the Amendment Time and each such member will confirm prior to the Amendment Time that, at the Amendment Time, he

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or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the Merger.

7.2.7	AkzoNobel shall not take any actions that would result in the appointment of any persons as members of the MergeCo Board, other than the MergeCo Board Nominees.

7.2.8

Axalta shall procure that any member of the Axalta Board that will resign as a member of the Axalta Board as a consequence of the Merger, and not become a member of the MergeCo Board, will confirm prior to the Effective Time that, at the Effective Time, he or she has no claim whatsoever against Axalta in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to Axalta or (ii) severance or retention agreements entered into in respect of the Merger.

7.3	MergeCo Tax residency

The Parties acknowledge and agree that, as of the Effective Time, MergeCo intends to continue to be resident for Tax purposes exclusively in the Netherlands.

8	DELISTING FROM EURONEXT AMSTERDAM

AkzoNobel undertakes to take all necessary actions, including but not limited to preparing and submitting all required filings and notifications to Euronext Amsterdam, the AFM and any other relevant regulatory authority, to effect delisting of the AkzoNobel Ordinary Shares from Euronext Amsterdam on or as soon as practicable following the Completion Date, subject to compliance with Applicable Laws and applicable Euronext Amsterdam regulations, provided that AkzoNobel shall under no circumstances be obligated to list any of its shares on the NYSE prior to Completion.

9	INDEMNIFICATION AND INSURANCE

9.1	Indemnification

From and after the Completion Date, until the six (6) year anniversary of the Completion Date, MergeCo and Axalta shall indemnify and hold harmless, and provide advancement of expenses (as incurred by such Person in connection with and prior to the final disposition of any claim, action or proceeding, subject to the execution by such Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Person is not entitled to indemnification) to, all past and present members of the Axalta Board and all past and present directors and officers of Axalta and its Subsidiaries:

(a)

in a manner no less advantageous in the aggregate as such Persons are or have the right to be indemnified or have the right to advancement of expenses as of the date of this Agreement, in each case pursuant to the organizational documents of Axalta or its Subsidiaries or any indemnification agreements between Axalta or its Subsidiaries and such Person; and

(b)	to the fullest extent permitted by law,

in each case, for acts or omissions occurring at or prior to the Completion Date, whether asserted or claimed prior to, at or after the Completion Date (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger); provided that if, at any time prior to such sixth (6th) anniversary of the Completion Date, any Person entitled to indemnification or advancement of expenses under this clause 9.1 delivers to MergeCo a written notice asserting that such indemnification or advancement of expenses is required in accordance with this clause 9.1, then the provisions for indemnification and advancement of expenses contained in this clause 9.1 with respect to such claim shall instead survive until such time as such claim is fully and finally resolved.

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9.2	Insurance

9.2.1

Prior to the Completion Date, AkzoNobel and Axalta shall consult in good faith on the matters set forth in this clause 9.2.1, and shall procure that Axalta shall as of the Completion Date, obtain and fully pay, or cause to be obtained and fully paid, the premium for a six-year run-off or “tail” endorsement to:

(a)	the directors’ and officers’ liability coverage of Axalta’s existing directors’ and officers’ insurance programs; and

(b)	Axalta’s existing fiduciary liability insurance policies,

(collectively, “D&O Insurance”) which, in each case, commences upon the Completion Date (the “Tail Period”), provided, that in no event shall the premium payable for the D&O Insurance exceed four hundred percent (400%) of the aggregate amount per annum Axalta paid in its last full fiscal year prior to the Completion Date for such insurance (the “Premium Cap”), and if such premium for such tail insurance would exceed the Premium Cap, then Axalta shall obtain, or cause to be obtained, D&O Insurance, which based upon consultation between the Parties in good faith, provides the maximum limits on liability available at a cost equal to the Premium Cap.

9.2.2

In the event that MergeCo or any of its successors or assigns (other than pursuant to the Merger) (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer, including by means of a demerger or spin-off, all or substantially all of its properties or assets to any Person, then, in each case, MergeCo shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in clauses 9.1, 9.2 and 9.3.

9.3	Third-Party Beneficiaries

The obligations of any of the Parties under this clause 9 shall be subject to any restrictions of Applicable Law and shall not be terminated or modified in such a manner as to adversely affect any Person to whom clause 9.1 or 9.2 applies without the consent of such affected Person (it being expressly agreed that the indemnitees to whom clause 9.1 applies and the insureds under the D&O Insurance to which clause 9.2 applies shall be third-party beneficiaries (with own right of demand) in the context of this clause 9 (Indemnification and insurance)).

10	DEBT FINANCING AND REFINANCING

10.1	Debt Financing

10.1.1

AkzoNobel shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary or advisable to enter into, as promptly as practicable during the Interim Period, a Debt Financing Commitment for an amount sufficient, together with available cash on balance and other available funding sources, to pay the Pre-Completion Distribution and refinance the Axalta Term Loans (the “Minimum Committed Financing Amount” and, any borrowings pursuant to such Debt Financing Commitment or in substitution thereof, a “Debt Financing”), including using reasonable best efforts to (i) enter into the Debt Financing Commitment and definitive Debt Financing Documents, in each case, in consultation with Axalta in accordance with clause 10.1.2, (ii) satisfy on a timely basis or obtain the waiver of all conditions to funding applicable to AkzoNobel contained in the Debt Financing Commitment, and (iii) in consultation with Axalta, based on an assessment of aggregate liquidity expected to be available at the Effective Time and the amount of borrowings under the Debt Financing required to pay the Pre-Completion Distribution and refinance the Axalta Term Loans, consummate one or more Debt Financings prior to, or substantially concurrently with, the Effective Time.

10.1.2

AkzoNobel shall use its reasonable best efforts to enter into the Debt Financing Commitment and any potential Debt Financing on reasonable market terms available at such time with respect to structure and seniority, maturity profile and pricing, in each case with the aim of maintaining an investment grade credit rating with S&P Global and Moody’s. AkzoNobel shall keep Axalta informed on a reasonable basis

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and in reasonable detail of the status of its efforts to arrange the Debt Financing Commitment and the proposed terms thereof and of any potential Debt Financing, and shall take into consideration any timely and reasonable requests from Axalta as to the terms of the Debt Financing Commitment and any potential Debt Financing, it being understood that AkzoNobel shall at all times retain the right to enter into such documentation relating to the Debt Financing Commitment and the Debt Financing it deems fit, taking into account reasonable market terms available at such time with respect to structure and seniority, maturity profile and pricing, in each case with the aim of maintaining an investment grade credit rating with S&P Global and Moody’s. AkzoNobel shall promptly upon request provide to Axalta copies of the definitive agreements in respect of the Debt Financing Commitment and any Debt Financing.

10.1.3

AkzoNobel shall give Axalta prompt written notice (in any event within two (2) Business Days) after the occurrence of any of the following: (i) any material breach of the Debt Financing Commitment by any party to the Debt Financing Commitment or any uncurable event or circumstance that makes a condition precedent to the Debt Financing unable to be satisfied, in each case, of which AkzoNobel becomes aware, or any termination of all or a portion of the Debt Financing, (ii) the receipt of any notice or other communication from any party to the Debt Financing Commitment with respect to any (A) actual or alleged breach or default, termination or repudiation by any party to the Debt Financing Commitment of any provisions of the Debt Financing Commitment of which AkzoNobel becomes aware or (B) material dispute between or among any parties to the Debt Financing Commitment with respect to the obligation to fund any portion of the loans committed thereunder, and (iii) if at any time AkzoNobel determines in good faith for any reason that AkzoNobel will not be able to obtain all or any portion of the loans on the terms contemplated by the Debt Financing Commitment. As soon as reasonably practicable, but in any event within two (2) Business Days following the date that Axalta delivers to AkzoNobel a written request, AkzoNobel shall use reasonable best efforts to provide any information reasonably requested by Axalta relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence.

10.2	Refinancing

During the Interim Period, AkzoNobel shall use its reasonable best efforts to refinance the AkzoNobel 2026 Notes on commercially reasonable terms.

10.3	Debt Financing and Refinancing Cooperation

With respect to each of the covenants set forth in clauses 10.1 and 10.2 above, Axalta agrees to, and to cause each of its, and if necessary, its Affiliates’ respective, senior management, employees, accountants, legal counsel, financial advisors and other advisors to, during the Interim Period, provide reasonable cooperation as may be reasonably requested by AkzoNobel or any of its Affiliates in connection with the arrangements, issuance or syndication of any financing or refinancing efforts in accordance with clauses 10.1 and 10.2 above, including, but not limited to, by:

(a)	responding, on a timely basis, to any reasonable information requests from AkzoNobel or any of AkzoNobel’s debt financing providers, including know your customer and due diligence inquiries;

(b)

providing reasonable and customary assistance to AkzoNobel in the preparation and delivery of any definitive financing documents, rating agency presentations, bank information memoranda, offering memoranda, private placement memoranda and other similar documents, including by causing its respective senior management, employees, accountants, legal counsel, financial advisors and other advisors to provide reasonable cooperation (including with respect to timeliness);

(c)

participating (including by making the senior management of Axalta, in each case with appropriate seniority and expertise, available to participate) in meetings, presentations, road shows, due diligence sessions (or other sessions with prospective lenders and investors) and sessions with rating agencies at such times and places as AkzoNobel may reasonably request; and

(d)	taking any other reasonable actions that are necessary or advisable to permit the consummation of the Debt Financing and the refinancing of the AkzoNobel 2026 Notes by AkzoNobel.

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10.4	Cost Allocation

In the event the Merger is not consummated, all reasonable and documented out-of-pocket costs (including arrangement fees, commitment fees and other fees (including legal fees), penalties and interest and coupon payments) incurred by either AkzoNobel or Axalta as from the date of this Agreement in connection with arranging, implementing and utilising the Debt Financing Commitment shall be borne jointly by AkzoNobel and Axalta on a 50/50 basis. All costs (including arrangement fees, commitment fees and other fees (including legal fees), penalties and interest and coupon payments) incurred by AkzoNobel in connection with the refinancing of the AkzoNobel 2026 Notes shall be borne by AkzoNobel.

11	EQUITY PLANS

11.1	Axalta Equity Plans

11.1.1

At the Effective Time, except as set forth in clause 11.1.2, each Axalta RSU that is outstanding as of immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta RSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award (each, an “Assumed RSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the corresponding Axalta RSU immediately prior to the Effective Time multiplied by the Exchange Ratio; provided that, if any fractional AkzoNobel Ordinary Shares would result from such conversion, then, in lieu of such fractional share, the holder of such Axalta RSU shall receive a cash payment (rounded to the nearest whole cent), without interest, equal to the product of such fraction and the amount described in clause 2.3.5(a)(ii) of Schedule 4 (the “Fractional RSU Consideration”). Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta RSUs pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or, in each case, as amended consistent with the terms of this Agreement).

11.1.2

At the Effective Time, each Axalta RSU that is outstanding immediately prior to the Effective Time and (a) is vested as of immediately prior to the Effective Time or (b) is held by (i) a former Axalta Service Provider or (ii) a non-employee member of the Axalta Board, in each case, whether or not vested immediately prior to the Effective Time (each Axalta RSU described in the foregoing subclauses (a) and (b), a “Terminating Axalta RSU Award”), by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying such Terminating Axalta RSU Award, the AkzoNobel Share Consideration, as if such Terminating Axalta RSU Award had been settled in Axalta Ordinary Shares immediately prior to the Effective Time, plus cash in lieu of fractional shares as provided for under clause 2.3.5 of Schedule 4 (collectively, the “Terminating Axalta RSU Award Consideration”).

11.1.3

At the Effective Time, except as set forth in clause 11.1.4, each Axalta PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta PSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award (each, an “Assumed PSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the Axalta PSU immediately prior to the Effective Time (based on the Axalta Deemed Performance Level) multiplied by the Exchange Ratio; provided that, if any fractional AkzoNobel Ordinary Shares would result from such conversion, then, in lieu of such fractional share, the holder of such Axalta PSU shall

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receive a cash payment (rounded to the nearest whole cent), without interest, equal to the product of such fraction and the amount described in clause 2.3.5(a)(ii) of Schedule 4 (the “Fractional PSU Consideration”). Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta PSUs pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or, in each case, as amended consistent with the terms of this Agreement).

11.1.4

At the Effective Time, each Axalta PSU that is outstanding immediately prior to the Effective Time and (i) is held by a former Axalta Service Provider or (ii) for which the applicable performance period has been completed as of immediately prior to the Effective Time (each, Axalta PSU described in the foregoing subclauses (i) and (ii), a “Terminating Axalta PSU Award”), by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta PSU Award, shall fully vest (based on, for Terminating Axalta PSU Awards covered only under clause (i), the Axalta Deemed Performance Level or, for Terminating Axalta PSU Awards covered under clause (ii), based on actual performance through the last day of the applicable performance period (as determined in good faith by the Compensation Committee of the Axalta Board)) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying the Terminating Axalta PSU Award (determined as provided above), the AkzoNobel Share Consideration, as if such Terminating Axalta PSU Award had been settled in Axalta Ordinary Shares immediately prior to the Effective Time, plus cash in lieu of fractional shares as provided for under clause 2.3.5 of Schedule 4 (collectively, the “Terminating Axalta PSU Award Consideration”).

11.1.5

At the Effective Time, except as set forth in clause 11.1.6, each Axalta Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall be assumed by AkzoNobel and shall be converted into a stock option (each, an “Assumed Option”) with respect to a number of AkzoNobel Ordinary Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Axalta Ordinary Shares underlying the Axalta Option immediately prior to the Effective Time, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Axalta Ordinary Shares of such Axalta Option divided by (ii) the Exchange Ratio. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta Option pursuant to their terms as in effect on the date of this Agreement, or, if later, the date of grant or as amended consistent with the terms of this Agreement).

11.1.6

At the Effective Time, each Axalta Option that is outstanding immediately prior to the Effective Time and is held by a former Axalta Service Provider, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive a number of AkzoNobel Ordinary Shares (if any) equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Axalta Shares underlying the Axalta Option immediately prior to the Effective Time less (ii) a number of Axalta Shares having a fair market value (determined by reference to the closing price of an Axalta Share on the trading day immediately preceding the Effective Time) equal to the aggregate exercise price applicable to such Axalta Option (the “Terminating Axalta Option Consideration”). For the avoidance of doubt, each such Axalta Option for which the applicable per-share exercise price exceeds the closing price of an Axalta Share on the trading day immediately preceding the Effective Time shall be cancelled as of the Effective Time for no consideration.

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11.1.7

The Terminating Axalta RSU Award Consideration, Terminating Axalta PSU Award Consideration, Terminating Axalta Option Consideration, Fractional RSU Consideration and Fractional PSU Consideration shall be delivered as soon as reasonably practicable following the Effective Time and in no event later than Axalta’s second regularly scheduled payroll date following the Effective Time, and shall be reduced by any withholding Taxes required to be paid by or collected on behalf of the recipients (which withholding Taxes for any such consideration settleable in AkzoNobel Ordinary Shares shall be satisfied by retaining a number of AkzoNobel Ordinary Shares having a fair market value equal to the minimum statutory amount required to be withheld). Notwithstanding anything in this clause 11.1.7 to the contrary, with respect to any Axalta RSU or Axalta PSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be treated as contemplated by this clause 11.1.7 at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Axalta Equity Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

11.1.8

Prior to the Effective Time, Axalta, the Axalta Board or the appropriate committee thereof shall adopt any resolutions, provide any notices, and take any other action reasonably necessary to effectuate the provisions of clauses 11.1.1 through 11.1.7.

11.1.9

Prior to the Effective Time, AkzoNobel and the AkzoNobel Boards or any appropriate committee thereof shall take all corporate actions that are reasonably necessary for the assumption of the Assumed RSU Awards, Assumed PSU Awards and Assumed Options pursuant to clauses 11.1.1, 11.1.3 and 11.1.5, including the reservation, issuance and listing of AkzoNobel Ordinary Shares as necessary to effect the transactions contemplated by clauses 11.1.1, 11.1.3 and 11.1.5. As soon as practicable following the Effective Time, MergeCo shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) to register the issuance of AkzoNobel Ordinary Shares underlying such Assumed RSU Awards, Assumed PSU Awards and Assumed Options to holders of such Assumed RSU Awards, Assumed PSU Awards and Assumed Options, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such Assumed RSU Awards, Assumed PSU Awards and Assumed Options remain outstanding.

11.2	AkzoNobel Equity Plans

11.2.1

At the Effective Time, each AkzoNobel RSU that is outstanding as of immediately prior to the Effective Time shall remain outstanding following the Effective Time, and shall continue to have, and shall be subject to, the same terms and conditions as applied to such AkzoNobel RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger’’ vesting provisions applicable to such AkzoNobel RSUs in accordance with Part A of the Disclosure Letter).

11.2.2

At the Effective Time, each AkzoNobel PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of AkzoNobel, Axalta or any of their respective Affiliates or any holder of such AkzoNobel PSU, shall be converted into a restricted stock unit award (each, a “Continuing AkzoNobel PSU Award”) that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of AkzoNobel Ordinary Shares underlying the AkzoNobel PSU immediately prior to the Effective Time (based on the AkzoNobel Deemed Performance Level). Each Continuing AkzoNobel PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding AkzoNobel PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such AkzoNobel PSUs in accordance with Part A of the Disclosure Letter).

11.2.3

At the Effective Time, each AkzoNobel SMR that is outstanding as of immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall continue to have, and shall be subject to, the same terms and conditions as applied to such AkzoNobel SMR immediately prior to the

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Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to the AkzoNobel SMRs in accordance with Part A of the Disclosure Letter).

11.2.4

Prior to the Effective Time, AkzoNobel, the AkzoNobel Management Board or the AkzoNobel Supervisory Board or the appropriate committee thereof shall adopt any resolutions, provide notices, and take any other action reasonably necessary to effectuate the provisions of clauses 11.2.1 through 11.2.3.

11.3	Post-Completion Equity Plans

11.3.1

As soon as reasonably possible after the date of this Agreement but in any event prior to Completion, AkzoNobel and Axalta shall in good faith develop and agree on appropriate equity or equity-based incentive plans and programs for all or some of the directors of MergeCo and employees of MergeCo and its Subsidiaries to be implemented for the period commencing on, and taking effect on, the Completion Date (the “Post-Completion Equity Plans”).

11.3.2

As soon as reasonably practicable after the date of this Agreement, and in any event within fifteen (15) Business Days after the date of this Agreement, the Parties shall establish a steering committee to coordinate the process to develop the Post-Completion Equity Plans and agree on the structure and implementation of the Post-Completion Equity Plans (the “SteerCo”). Each Party shall appoint two (2) representatives to the SteerCo. The SteerCo shall:

(a)	meet regularly (which may be via video or teleconference) to discuss the Post-Completion Equity Plans;

(b)

ensure that a remuneration advisor of good standing, with the required experience in respect of incentive plans applicable to companies of the size, nature and reach of MergeCo, will be engaged as soon as reasonably practicable, and coordinate with and instruct such remuneration advisor to advise on the design and set up of the Post-Completion Equity Plans, it being understood that the costs to engage such advisor for such services rendered prior to Completion shall be split evenly between AkzoNobel and Axalta; and

(c)

develop a timeline, specific milestones and decision-making process for the development, approval and implementation of the Post-Completion Equity Plans, taking into account any statutory employee co-determination requirements.

11.4	Tax

For the avoidance of doubt, any payment or award made, or deemed awarded or made, or any benefit realized, or deemed realized, by or to (current and former) individual employees of the AkzoNobel Group or the Axalta Group (as applicable) pursuant to, or otherwise following from, this clause 11 (Equity Plans) or the incentive plans described herein or contemplated actions in respect thereof shall be subject to any applicable Taxes, including wage withholding tax and social security contributions to be withheld on or from the relevant payments or awards. To the extent that such amounts are so withheld and paid to the appropriate Tax Authority, they shall be treated for all purposes of this Agreement as having been paid to such respective person in respect of which such withholding was made.

12	INTERIM PERIOD AND FURTHER UNDERTAKINGS

12.1	Conduct during Interim Period

12.1.1

Subject to applicable Competition Laws, during the period from the date of this Agreement until the earlier of (i) the Effective Time or (ii) the valid termination of this Agreement in accordance with clause 15 (Termination) (such period being referred to as the “Interim Period”), each of AkzoNobel and Axalta shall:

(a)	use its reasonable best efforts to conduct its business, and shall procure that its Subsidiaries conduct their businesses, in the ordinary course of business in all material respects;

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(b)

use its reasonable best efforts to (i) preserve intact its business organization and material business relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and other third parties with which it has material business relationships and (ii) keep available the services of its present officers and key employees; and

(c)	comply, and procure that its Subsidiaries shall comply, with the covenants set out in Schedule 7 (Interim Period: AkzoNobel) or Schedule 8 (Interim Period: Axalta), as applicable.

12.1.2	Nothing in clause 12.1.1 restricts any member of the AkzoNobel Group or the Axalta Group from taking any action or refraining from taking any action:

(a)	expressly contemplated or expressly permitted by this Agreement;

(b)

consented to in advance by, in the case of the AkzoNobel Group, Axalta and, in the case of the Axalta Group, AkzoNobel, in each case, in writing (which consent shall not unreasonably be withheld, conditioned or delayed);

(c)	set forth on Part A of the Disclosure Letter (Interim Period Exceptions: AkzoNobel) or Part B of the Disclosure Letter (Interim Period Exceptions: Axalta); or

(d)	required to comply with any Applicable Law.

12.1.3

When requested to grant its consent pursuant to clause 12.1.2(b), the other Party shall, as soon as reasonably practicable, and in any event within ten (10) Business Days, after having received a written request pursuant to clause 20.9 for consent containing all information reasonably required in connection with such request, inform (e-mail being sufficient) the other Party whether or not it consents to the proposed action, failing which the consent will be deemed to have been given.

12.2	Third party consents

During the Interim Period, each of AkzoNobel and Axalta shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to obtain, as promptly as practicable, any consents, waivers and approvals under any of its or its Affiliates’ respective material agreements, contracts, licenses or leases, required or advisable to be obtained from any third party in order to consummate the Merger and any other transactions as contemplated in or required to give performance to this Agreement, other than the Regulatory Clearances (which shall be subject to clauses 3.3 through 3.5); provided, however, that neither AkzoNobel or Axalta nor any of their respective Affiliates shall have any obligation to pay any money, make any concessions, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection therewith, except to the extent that such obligation is required under the applicable agreement, contract, license or lease as in effect as of the date of this Agreement or under Applicable Law.

12.3	Merger Planning

12.3.1

Subject to applicable Competition Laws or other Applicable Law, each of AkzoNobel and Axalta will use their respective reasonable best efforts to provide, and will procure that their respective Subsidiaries and respective Representatives will use their respective reasonable best efforts to provide, upon reasonable prior written notice and during normal business hours, the other Party and its advisors reasonable access to such Party’s and its Subsidiaries’ officers, senior employees, premises, documents and advisors, and all such information and documentation thereof, as may reasonably be requested by the other Party to make the necessary preparations for the implementation of the Merger.

12.3.2

Without limiting the generality of the foregoing, and subject to applicable Competition Laws or other Applicable Law, each of AkzoNobel and Axalta shall use its reasonable best efforts to (i) give the requesting Party and its advisors access to such information and (ii) give such presentations and provide such financial information and forecasts, in the case of each of clauses (i) and (ii), to the extent reasonably requested by the requesting Party:

(a)	to complete any necessary filings and notifications;

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(b)	for benchmarking and preparation purposes; or

(c)	otherwise to progress the Merger or any other transactions as contemplated in or required to give performance to this Agreement.

12.3.3	Notwithstanding anything to the contrary contained herein, neither AkzoNobel or Axalta nor any of their respective Affiliates or Representatives shall be required to:

(a)

take any action that, in the good faith determination of the Party receiving the request, would unreasonably interfere with the conduct of its or its Subsidiaries’ business or create an unreasonable risk of damage or destruction to any property or assets of such Party or any of its Subsidiaries;

(b)

provide (i) any information the disclosure of which is prohibited or restricted under any Applicable Law or subject to legal privilege or (ii) any information with respect to which the Party receiving the request or any of its Subsidiaries owes a duty of contractual confidentiality to a third-party or for which disclosure would cause competitive harm to the Party receiving the request or its Subsidiaries if the Merger is not consummated; or

(c)	take any action that would conflict with or violate any Applicable Law,

provided that the Party receiving the request shall use its reasonable best efforts (i) to allow for such access or disclosure in a manner that does not result in any of the foregoing in this clause 12.3.3 or (ii) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to both AkzoNobel and Axalta. The Party receiving the request shall advise the requesting Party in such circumstances that it is unable to comply with the requesting Party’s reasonable requests for information pursuant to the immediately preceding sentence, and the Party receiving the request shall reasonably describe the reasons why such information is being withheld.

12.3.4

Any information provided by or on behalf of a Party under this clause 12.3 or knowledge obtained in any review or investigation pursuant to this clause 12.3 shall be held in confidence pursuant to the terms of the Confidentiality Agreement. No investigation by either AkzoNobel or Axalta or their respective Representatives shall affect or be deemed to modify or waive the representations, warranties, covenants and agreements of the other set forth herein. Nothing contained in this Agreement shall give either AkzoNobel or Axalta, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each of AkzoNobel and Axalta shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

12.4	MergeCo Remuneration Policy

12.4.1

The Parties shall discuss in good faith and mutually agree on the MergeCo Remuneration Policy, as soon as reasonably practicable after the date of this Agreement, and in any event prior to the initial filing of the Form F-4, taking into account the terms set forth in this Agreement, current compensation entitlements and market practice in relevant jurisdictions.

13	EXCLUSIVITY

13.1	Exclusivity

13.1.1

For the purposes of this Agreement, the “Exclusivity Period” shall mean the period commencing on the date of this Agreement and ending on the earlier of the Effective Time and the valid termination of this Agreement in accordance with clause 15 (Termination).

13.1.2

During the Exclusivity Period, except as expressly permitted pursuant to clause 14 (Superior Proposal), each of AkzoNobel and Axalta shall not, and shall ensure that its Subsidiaries and its and its Subsidiaries’ directors, officers and employees shall not, and shall direct its and its Subsidiaries’ agents, advisers or other Representatives acting on its or its Subsidiaries’ behalf (together the “Relevant Persons”) not to:

(a)	directly or indirectly, initiate, approach, solicit or knowingly encourage (including by way of furnishing non-public information or confidential information or data), or knowingly facilitate or

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knowingly induce, any inquiry or the making, submission or announcement of any proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an Alternative Proposal;

(b)

enter into, continue or participate in any discussions or negotiations with any third-party with respect to an Alternative Proposal (other than informing third parties of the provisions contained in this clause 13 and clause 14);

(c)

provide any non-public or confidential information or data (including by granting access to its books or records) relating to the AkzoNobel Group or Axalta Group, as applicable, or their respective businesses to any third party with respect to an Alternative Proposal;

(d)

grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract);

(e)	approve or recommend, or propose publicly to approve or recommend, any Alternative Proposal;

(f)

approve, adopt, enter into or recommend, or propose to approve, adopt enter into or recommend, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, business combination agreement, joint-venture agreement, option agreement, partnership agreement or other similar agreement relating to any Alternative Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Proposal; or

(g)	propose publicly or agree to do any of the foregoing.

13.1.3

During the Exclusivity Period, the relevant Party (i) shall promptly (and in any event within twenty-four (24) hours) provide the other Party with written notice of the receipt of, and the material terms and conditions of, and the identity of the Person(s) making, any Alternative Proposal or any written communication, invitation, approach or enquiry, or any request for non-public information, received by such Party or any of its Relevant Persons with respect to, or that would reasonably be expected to lead to, any Alternative Proposal, and (ii) shall keep the other Party informed on a reasonably prompt basis (and in any case, within twenty-four (24) hours) of any significant development of (including any significant amendment or proposed amendment to) such Alternative Proposal or other written communication, invitation, approach, enquiry, or request for non-public information with respect to, or that would reasonably be expected to lead to, any Alternative Proposal (including by delivering copies of any proposals, counterproposals and drafts of agreements exchanged between the relevant Party or any of its Relevant Persons, on the one hand, and such third-party, on the other hand). Following receipt of an Alternative Proposal, the relevant Party shall continue to cooperate with and support the Merger subject to the terms and upon the conditions of this Agreement.

13.1.4

Each of AkzoNobel and Axalta hereby confirms that it and its Relevant Persons are on the date of this Agreement not in contact, discussions or negotiations with any third-party regarding an Alternative Proposal.

14	SUPERIOR PROPOSAL

14.1	Superior Proposal

14.1.1

Notwithstanding anything to the contrary contained in clause 4, in respect of AkzoNobel prior to the satisfaction of the Merger Condition included in clause 3.1.1(e) and in respect of Axalta prior to the satisfaction of the Merger Condition included in clause 3.1.1(f), in the event that (i) AkzoNobel or Axalta receives an unsolicited bona fide written Alternative Proposal that did not result from a material breach of clause 13 (Exclusivity) (such Party, the “Offeree”), made by a Person who, in the reasonable opinion of the AkzoNobel Boards or the Axalta Board, as applicable, is a bona fide third-party and (ii) the AkzoNobel Boards or the Axalta Board, as applicable, determines in good faith, after consultation with its

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outside legal counsel and financial advisors, that such proposal is or would reasonably be expected to result in an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable:

(a)

the Offeree shall be permitted to provide non-public information with respect to it and its Subsidiaries to the Person(s) making such Alternative Proposal, but only if (i) such Person(s) has entered into a confidentiality agreement with the Offeree containing material terms that are not materially less restrictive in the aggregate than the Confidentiality Agreement, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Offeree’s ability to consummate the Merger and any other transactions as contemplated in or required to give performance to this Agreement or to comply with its disclosure obligations to the other Party pursuant to this Agreement, and (ii) prior to or contemporaneously with furnishing any such non-public information to such Person(s), it furnishes such non-public information to the other Party to the extent the other Party has not previously been provided with such information; and

(b)	the Offeree shall be permitted to consider such Alternative Proposal and engage in discussions or negotiations regarding such Alternative Proposal.

14.1.2

As soon as the AkzoNobel Boards or the Axalta Board, as applicable, has determined that an Alternative Proposal does not constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, the Offeree shall, to the extent permitted under Applicable Law, inform the other Party promptly thereof and shall confirm to the other Party that the AkzoNobel Boards or the Axalta Board, as applicable, continue to unanimously support and recommend the Merger and that the Offeree has ceased to consider such Alternative Proposal and terminated discussions and negotiations regarding such Alternative Proposal and has requested the return or destruction of all confidential information provided to the Person(s) making such Alternative Proposal, it being understood that these confirmations by the Offeree will be made public if such Alternative Proposal has also been communicated in public.

14.1.3

As soon as the AkzoNobel Boards or the Axalta Board, as applicable, has determined, at any time prior to the satisfaction of, in respect of AkzoNobel, the Merger Condition included in clause 3.1.1(e), and in respect of Axalta, the Merger Condition included in clause 3.1.1(f), that an Alternative Proposal constitutes an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, and subsequently accepts such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, (i) the Offeree may terminate this Agreement and (ii) the AkzoNobel Boards or the Axalta Board, as applicable, may make an AkzoNobel Adverse Recommendation Change or an Axalta Adverse Recommendation Change, as applicable, provided that, in the case of each of clauses (i) and (ii):

(a)

such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, did not result from a material breach by the Offeree of its obligations under clause 13 (Exclusivity) or clause 14 (Superior Proposal);

(b)

the Offeree shall have provided to the other Party four (4) Business Days’ prior written notice, which shall (A) state expressly that it proposes to enter into such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, (B) include the material terms and conditions of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable (including the consideration or exchange ratio offered therein and the identity of the Person(s) that would enter into such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable), (C) include an unredacted copy of the definitive agreement in respect thereof and all other written materials, proposals, agreements or documents related to the AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, exchanged between the Offeree, on the one hand, and the Person(s) making such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, on the other hand (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, shall require a new notice and a new two (2) Business Day period) and (D) state expressly that, subject to clause (c) below:

(i)	the AkzoNobel Boards have determined to effect an AkzoNobel Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), and have

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determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an AkzoNobel Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), would be inconsistent with their fiduciary duties under the laws of The Netherlands; or

(ii)

the Axalta Board has determined to effect an Axalta Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), and has determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect an Axalta Adverse Recommendation Change or terminate this Agreement in accordance with clause 15.1.1(f), would be inconsistent with its fiduciary duties under the laws of Bermuda; and

prior to making such an AkzoNobel Adverse Recommendation Change or Axalta Adverse Recommendation Change, as applicable, or terminating this Agreement in accordance with clause 15.1.1(f), to the extent requested in writing by the other Party, engaged in good faith negotiations with the other Party during such four (4) or two (2) Business Day period, as applicable, to amend this Agreement in such a manner that the Alternative Proposal ceases to constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable; and

(c)

no earlier than the end of the four (4) or two (2) Business Day period, as applicable, the AkzoNobel Boards or Axalta Board, as applicable, shall have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that, in light of such AkzoNobel Superior Proposal or Axalta Superior Proposal, as applicable, and taking into account any revised terms proposed by the other Party, such Alternative Proposal continues to constitute an AkzoNobel Superior Proposal or an Axalta Superior Proposal, as applicable, and that the failure to effect an AkzoNobel Adverse Recommendation Change or Axalta Adverse Recommendation Change, as applicable, or terminate this Agreement in accordance with clause 15.1.1(f) would continue to be inconsistent with the fiduciary duties of the AkzoNobel Boards under the laws of the Netherlands or the fiduciary duties of the Axalta Board under the laws of Bermuda, as applicable.

15	TERMINATION

15.1	Termination by AkzoNobel or Axalta

15.1.1	This Agreement and the rights and obligations hereunder will terminate:

(a)	if AkzoNobel and Axalta agree so in writing;

(b)

by notice in writing given by either of AkzoNobel or Axalta to the other, if (x) a court or other Governmental Authority of competent jurisdiction has issued an Order or (y) if any Governmental Authority of competent jurisdiction has enacted after the date hereof an Applicable Law that remains in force and effect, in the case of each of (x) and (y):

(i)	in an Applicable Jurisdiction, to the extent related to a Competition Law or Foreign Investment Law; or

(ii)	to the extent not related to a Competition Law or Foreign Investment Law, in a Material Business Jurisdiction,

that permanently enjoins, prevents or prohibits the consummation of the Merger and, in respect of such Order, shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this clause 15.1.1(b) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of such Order or Applicable Law;

(c)

by notice in writing given by either of AkzoNobel or Axalta to the other, if any of the Merger Conditions have not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement by 23:59 Central European Time on 18 May 2027 (the “Initial Long Stop Date”);

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provided, however, that if Completion has not occurred by such date and time and at such date and time the Merger Conditions set out in (i) clause 3.1.1(k), if the Order or Applicable Law relates to or is based on a Regulatory Clearance, or (ii) clause 3.1.1(a) have not been satisfied or waived in accordance with this Agreement and each of the other Merger Conditions has been satisfied or waived or remains capable of satisfaction as of the Initial Long Stop Date, then the Initial Long Stop Date shall automatically be extended to 18 November 2027 (the “Extended Long Stop Date”); provided, further, that the right to terminate this Agreement pursuant to this clause 15.1.1(c) shall not be available to any Party whose breach of any provision of this Agreement has been the proximate cause of the non-satisfaction of the relevant Merger Condition;

(d)	prior to the adoption of the AkzoNobel Completion Resolutions, by notice in writing given by Axalta to AkzoNobel following an AkzoNobel Adverse Recommendation Change;

(e)	prior to the adoption of the Axalta Completion Resolution, by notice in writing given by AkzoNobel to Axalta following an Axalta Adverse Recommendation Change;

(f)

by notice in writing given by either of AkzoNobel or Axalta to the other in connection with such first Party’s acceptance of an AkzoNobel Superior Proposal or an Axalta Superior Proposal, respectively, subject to, and in accordance with, the terms and conditions of clause 14.1.3;

(g)

by notice in writing given by Axalta to AkzoNobel if any of the representations and warranties of AkzoNobel contained in Schedule 9 (Representations and Warranties of AkzoNobel) fails to be true and correct, which failure (i) would give rise to the failure of the Merger Condition set out in clause 3.1.1(c) (Breach Representations and Warranties of AkzoNobel) and (ii) (x) is not reasonably capable of being cured by the Long Stop Date or (y) if such failure is reasonably capable of being cured by AkzoNobel, is not cured by AkzoNobel within thirty (30) calendar days after the delivery by Axalta of written notice of such failure to AkzoNobel (or, if sooner, the Long Stop Date); provided that the right to terminate this Agreement under this clause 15.1.1(g) shall not be available to Axalta if it is then in breach of this Agreement such that the Merger Condition set out in clause 3.1.1(d) (Breach Representations and Warranties and Covenants of Axalta) would not be satisfied at such time;

(h)

by notice in writing given by AkzoNobel to Axalta if any of the representations and warranties of Axalta contained in Schedule 10 (Representations and Warranties of Axalta) fails to be true and correct, which failure (i) would give rise to the failure of the Merger Condition set out in clause 3.1.1(d) (Breach Representations and Warranties of Axalta) and (ii) (x) is not reasonably capable of being cured by the Long Stop Date or (y) if such failure is reasonably capable of being cured by Axalta, is not cured by Axalta within thirty (30) calendar days after the delivery by AkzoNobel of written notice of such failure to Axalta (or, if sooner, the Long Stop Date), provided that the right to terminate this Agreement under this clause 15.1.1(h) shall not be available to AkzoNobel if it is then in breach of this Agreement such that the Merger Condition set out in clause 3.1.1(c) (Breach Representations and Warranties and Covenants of AkzoNobel) would not be satisfied at such time;

(i)

by notice in writing given by either of AkzoNobel or Axalta to the other, if such other Party (i) has breached or failed to perform any of its covenants or obligations contained herein in any material respect or (ii) has committed Fraud with respect to the covenants or obligations contained herein, in each case, to the extent that any such breach, failure or Fraud:

(i)	has or would reasonably be expected to have material adverse consequences for the Merger or either or both of AkzoNobel and Axalta; and

(ii)

has not been remedied by the earlier of (i) thirty (30) days after receipt by such other Party of a written notice from the terminating Party of such breach and (ii) the Long Stop Date, provided that the right to terminate this Agreement under this clause 15.1.1(i) shall not be available to a Party if it is then in breach of this Agreement such that the Merger Condition

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set out in, in the case of AkzoNobel, clause 3.1.1(c) (Breach Representations and Warranties and Covenants of AkzoNobel) or, in the case of Axalta, clause 3.1.1(d) (Breach Representations and Warranties and Covenants of Axalta) would not be satisfied at such time;

(j)

by notice in writing given by either AkzoNobel or Axalta to the other if the AkzoNobel EGM (including any postponement or adjournment thereof) has concluded and the AkzoNobel Completion Resolutions are not adopted; or

(k)

by notice in writing given by either AkzoNobel or Axalta to the other if the Axalta EGM (including any postponement or adjournment thereof) has concluded and the Axalta Completion Resolution is not adopted.

15.2	Consequence of Termination

In the event of a valid termination of this Agreement by either AkzoNobel or Axalta pursuant to the terms of clause 15.1, this Agreement shall have no force or effect, and no liability or obligation on the part of AkzoNobel or Axalta (or their respective directors, officers, employees, shareholders, agents, advisors or other Representatives), other than clause 1 (Definitions and Construction), this clause 15.2 (Consequence of Termination), clause 16 (Termination Payment), clause 17 (Confidentiality and Public Announcements), clause 18.1 (Withholding) and clause 20 (Miscellaneous), which shall survive such termination, provided, however, that the termination of this Agreement shall not relieve any Party from any liability arising out of any Fraud or Wilful Breach by such Party of any covenant or obligation of this Agreement prior to such termination, and the aggrieved Party shall have the right to assert all rights and remedies available to it at law.

16	TERMINATION PAYMENT

16.1	Termination Payment AkzoNobel

AkzoNobel shall pay to Axalta by wire transfer of immediately available funds, by way of compensation for damages, fees and costs, a termination payment of EUR 150,000,000 (one hundred fifty million euro) in cash (the “AkzoNobel Termination Payment”), exclusive of (reverse charge) VAT, if any, if this Agreement is terminated by:

(a)	Axalta pursuant to clause 15.1.1(d) (AkzoNobel Adverse Recommendation Change), in which case payment shall be made within five (5) calendar days following such termination;

(b)	AkzoNobel pursuant to clause 15.1.1(f) (Superior Proposal) in connection with an AkzoNobel Superior Proposal, in which case payment shall be made on the date of such termination;

(c)	or

(i)	AkzoNobel or Axalta pursuant to clause 15.1.1(c) (Long Stop Date);

(ii)	Axalta or AkzoNobel pursuant to clause 15.1.1(j) (Failure to Adopt AkzoNobel Completion Resolutions);

(iii)	Axalta pursuant to clause 15.1.1(g) (Failure of Merger Condition with respect to AkzoNobel Representations); or

(iv)	Axalta pursuant to clause 15.1.1(i) (Breach of AkzoNobel Covenants),

and, in each case in this clause (c):

(A)

prior to such termination and after the date of this Agreement, an Alternative Proposal with respect to AkzoNobel was publicly announced, publicly made known or, except in the case of clause (c)(ii), made to either of the AkzoNobel Boards and, in each case, not withdrawn; and

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(B)

on or prior to the twelve (12) month anniversary of such termination of this Agreement, (x) a transaction constituting an Alternative Proposal with respect to AkzoNobel is consummated or (y) a definitive agreement providing for an Alternative Proposal with respect to AkzoNobel is entered into by AkzoNobel or any of its Subsidiaries, in which case payment shall be made no later than the earlier to occur of (I) consummation of such Alternative Proposal or (II) such definitive agreement being entered into.

Solely for the purposes of this clause 16.1(c) and clause 16.2(c), the term “Alternative Proposal” shall have the meaning assigned to such term in Schedule 1 (Definitions) except that all references to “25%” therein shall be deemed to be references to “50%”.

16.2	Termination Payment Axalta

Axalta shall pay to AkzoNobel by wire transfer of immediately available funds, by way of compensation for damages, fees and costs, a termination payment of EUR 150,000,000 (one hundred fifty million euro) in cash (the “Axalta Termination Payment”), exclusive of (reverse charge) VAT, if any, if this Agreement is terminated by:

(a)	AkzoNobel pursuant to clause 15.1.1(e) (Axalta Adverse Recommendation Change), in which case payment shall be made within five (5) calendar days following such termination;

(b)	Axalta pursuant to clause 15.1.1(f) (Superior Proposal) in connection with an Axalta Superior Proposal, in which case payment shall be made on the date of such termination;

(c)	or

(i)	AkzoNobel or Axalta pursuant to clause 15.1.1(c) (Long Stop Date);

(ii)	Axalta or AkzoNobel pursuant to clause 15.1.1(k) (Failure to Adopt Axalta Completion Resolution);

(iii)	AkzoNobel pursuant to clause 15.1.1(h) (Failure of Merger Condition with respect to Axalta Representations); or

(iv)	AkzoNobel pursuant to clause 15.1.1(i) (Breach of Axalta Covenants),

and, in each case in this clause (c):

(A)

prior to such termination and after the date of this Agreement, an Alternative Proposal with respect to Axalta was publicly announced, publicly made known, or, except in the case of clause (c)(ii), made to the Axalta Board and, in each case, not withdrawn; and

(B)

on or prior to the twelve (12) month anniversary of such termination of this Agreement, (x) a transaction constituting an Alternative Proposal with respect to Axalta is consummated or (y) a definitive agreement providing for an Alternative Proposal with respect to Axalta is entered into by Axalta or any of its Subsidiaries, in which case payment shall be made no later than the earlier to occur of (I) consummation of such Alternative Proposal or (II) such definitive agreement being entered into.

Solely for the purposes of clause 16.1(c) and this clause 16.2(c), the term “Alternative Proposal” shall have the meaning assigned to such term in Schedule 1 (Definitions) except that all references to “25%” therein shall be deemed to be references to “50%”.

16.3	Payment of Termination Payment

16.3.1

Notwithstanding anything to the contrary contained in this Agreement, in no event shall either AkzoNobel or Axalta be required to make the payment set forth in this clause 16 (Termination Payment) on more than one occasion.

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16.3.2	Subject to clause 15.2, clause 16.5.2 and clause 16.5.3:

(a)

Axalta’s and AkzoNobel’s right to receive the termination payment pursuant to, respectively, clause 16.1 or clause 16.2 shall be without prejudice to any other claim for damages of that Party or any of its Affiliates against the other Party, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, option holders, managers, employees, members, Affiliates, agents or advisors (collectively, “Related Parties”) for any losses or damages suffered or incurred in excess of the amount of the termination payment actually received by such Party as a result of, arising out of or in connection with the termination of this Agreement, the abandonment of the Merger or any breach or failure to perform hereunder or in connection with this Agreement; and

(b)	nothing in this clause 16 shall release any Party from liability arising out of any Fraud or Wilful Breach by such Party of any covenant or obligation of this Agreement.

16.4	Tax

16.4.1

The Parties shall take the position that any termination payment as referred to in clause 16 (Termination Payment) is (i) not treated as a supply of goods or a supply of services under the law governing VAT of any applicable European Union member state, or (ii) otherwise exempt from VAT. Except as otherwise required by Applicable Law, each Party shall act in a manner consistent with the foregoing, including filing Tax Returns consistent therewith, and shall use its reasonable best efforts to contest any contrary position in a Tax Audit or similar proceeding.

16.4.2

Notwithstanding clause 16.4.1, if any VAT is due by AkzoNobel in respect of the AkzoNobel Termination Payment by way of the reverse charge mechanism (btw-verleggingsregeling), such VAT shall be for the account of AkzoNobel. In no event shall any VAT be deducted from the AkzoNobel Termination Payment, and Axalta shall be under no obligation to reimburse AkzoNobel from any such VAT due by AkzoNobel.

16.4.3

Notwithstanding clause 16.4.1, if any VAT is due by Axalta in respect of the Axalta Termination Payment by way of a reverse charge mechanism or similar mechanism, such VAT shall be for the account of Axalta. In no event shall any VAT be deducted from the Axalta Termination Payment, and AkzoNobel shall be under no obligation to reimburse Axalta from any such VAT due by Axalta.

16.5	Specific Performance and Related Provisions

16.5.1

Each Party shall have the right to demand specific performance (nakoming vorderen) of the provisions of this Agreement by the other Parties. The Parties agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions in accordance with clause 20.11 (Governing law and forum) to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause the other Parties to consummate the Merger and the other transactions contemplated by this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

16.5.2

The Parties agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason. In the event any Party seeks any remedy referred to in clause 16.5.1, such Party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in clause 16.5.1 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument.

16.5.3

The Parties further agree that (i) by seeking the remedies provided for in clause 16.5.1, a Party shall not in any respect waive its right to seek any other form of relief that may be available to it under this

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Agreement, including, subject to clause 15.2, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in clause 16.5.1 are not available or otherwise are not granted, and (ii) nothing contained in this clause 16.5 shall require any Party hereto to institute any proceeding for (or limit such Party’s right to institute any proceeding for) specific performance under this clause 16.5 before exercising any termination right under clause 15.1 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this clause 16.5 or anything contained in this clause 16.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of clause 15.1 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, in no event shall AkzoNobel or Axalta be entitled to both (i) specific performance to cause the other to consummate the transactions contemplated by this Agreement, including the Merger, and (ii) the payment of, as applicable, the Axalta Termination Payment or the AkzoNobel Termination Payment.

16.5.4

The provisions of Section 6:92, paragraphs 2 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

16.5.5

Unless explicitly provided otherwise in this Agreement, any payment obligation of AkzoNobel or Axalta pursuant to clause 16 (Termination Payment) shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by AkzoNobel or Axalta, as applicable.

17	CONFIDENTIALITY AND PUBLIC ANNOUNCEMENTS

17.1	Announcement, Filings and Other Public Statements

17.1.1

The execution of this Agreement will be announced immediately following its execution and in any event prior to the next opening of Euronext Amsterdam or, if earlier, prior to the next opening of NYSE following the execution of this Agreement by way of a press release issued jointly by AkzoNobel and Axalta (the “Joint Announcement”). A copy of the agreed Joint Announcement is attached hereto as Schedule 3 (Joint Announcement).

17.1.2

AkzoNobel and Axalta will reasonably cooperate in ensuring that all filings and notices related to the initial announcement of this Agreement and the transactions contemplated by this Agreement, including the Merger, required under (i) the Securities Act, (ii) the Exchange Act, (iii) Regulation (EU) No 596/2014 of 16 April 2014 on market abuse (the “MAR”), (iv) the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht) (the “Wft”) and the rules and regulations promulgated pursuant to the Wft and (v) the applicable rules and regulations of the NYSE, in each case, are timely and properly made.

17.1.3

Following issuance of the Joint Announcement, AkzoNobel and Axalta shall consult with each other before issuing any other press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement and the transactions contemplated by this Agreement, including the Merger, and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent practicable and permitted by Applicable Law, shall provide copies of any such press release or public statement (or any scripts for any conference calls) to the other Party and shall consider in good faith the comments of the other Party), provided, that the restrictions set forth in this clause 17.1.3 shall not apply to any such press release or public statement (i) made or proposed to be made by AkzoNobel in compliance with clause 4, (ii) made or proposed to be made by Axalta in compliance with clause 4, (iii) that consists of information previously disclosed in previous press releases or public statements made by any Party in compliance with this clause 17 or (iv) in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, as long as such statements consist of information previously disclosed in previous press releases or public statements made by any Party in compliance with this clause 17.

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17.2	Confidentiality Agreement

The Confidentiality Agreement will remain in full force and effect subject to and in accordance with its terms, and in terms of any conflict with the provisions hereof, the Confidentiality Agreement shall prevail. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Effective Time.

18	TAX MATTERS

18.1	Withholding

18.1.1

Subject to clauses 16.4.2 and 16.4.3, but notwithstanding anything to the contrary in this Agreement, each of AkzoNobel and Axalta and any of their respective Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from any payments under or in connection with this Agreement such amounts as AkzoNobel or Axalta or any of their respective Affiliates or agents are required to deduct and withhold with respect to any such payments under applicable Tax law. Subject to applicable Tax law, and without limiting the foregoing in this clause 18.1.1, each of AkzoNobel and Axalta and any of their respective Affiliates or agents (including any third-party paying agent) may retain a portion of the AkzoNobel Share Consideration otherwise payable to any Person pursuant to this Agreement and sell such retained AkzoNobel Share Consideration on behalf of such Person in order to make any deduction or withholding that is required to be made under applicable Tax law with respect to amounts payable to such Person. To the extent such amounts are so withheld and paid to the appropriate Governmental Authority by AkzoNobel, Axalta or any of their respective Affiliates or agents, as the case may be, they shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. The Parties shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would otherwise be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Tax laws in respect of Taxes.

18.2	U.S. Tax Matters

18.2.1

For U.S. federal income Tax purposes, it is the intent of the Parties that (i) the Merger and the Contribution, taken together, are treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code, (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and (iii) no owner of a direct or indirect interest in Axalta (other than an owner that owns five percent (5%) or more (applying the attribution rules of Section 318 of the Code, as modified by Section 958(b) of the Code) of either the total voting power or the total value of the stock of AkzoNobel for purposes of Treasury Regulations Section 1.367(a)-3(b)(1) following the Merger and the Contribution that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)) should recognize gain under Section 367(a) of the Code in connection with the Merger and the Contribution (clauses (i), (ii) and (iii), together, the “Merger Intended Tax Treatment”).

18.2.2

Prior to the Effective Time, none of Axalta, AkzoNobel or any of their respective Subsidiaries shall take or cause to be taken any action that would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment. Except as otherwise required by Applicable Law, the Parties shall, and shall cause their Affiliates to, treat, for U.S. federal income tax purposes, the Merger and the Contribution consistently with the Merger Intended Tax Treatment. No Party shall, or shall permit its Affiliates to, take any position for U.S. federal income Tax purposes inconsistent therewith, except to the extent otherwise required by a “determination” under Section 1313 of the Code or other Applicable Law. Notwithstanding any provision in this Agreement to the contrary, none of Axalta, AkzoNobel, any of their respective Subsidiaries or the Surviving Corporation shall have any liability or obligation to any holder of Axalta Ordinary Shares or AkzoNobel Ordinary Shares should the Merger or the Contribution fail to qualify for the Merger Intended Tax Treatment.

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18.2.3

Each of AkzoNobel and Axalta shall notify the other in writing as soon as practicable if, before the Eﬀective Time, such Party knows or has reason to believe that the Merger and the Contribution may not qualify for the Merger Intended Tax Treatment.

18.2.4

Each of AkzoNobel and Axalta shall use its reasonable best efforts to cause its officers to execute and deliver to Cravath, Swaine & Moore LLP or Davis Polk & Wardwell LLP, as applicable, customary tax representation letters with respect to the Merger Intended Tax Treatment, in form and substance reasonably satisfactory to such advisor at such time or times as such advisor shall reasonably request, including (A) on the date the Form F-4 shall have been declared effective by the SEC, (B) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Form F-4, (C) at the Effective Time and (D) on such other dates as determined reasonably necessary or appropriate by such advisor.

18.3	Pillar 2 and CAMT

18.3.1

Each of AkzoNobel and Axalta shall cooperate in good faith and shall use its reasonable best efforts to seek to agree upon (i) the status of each of AkzoNobel and Axalta and their respective Subsidiaries under Pillar 2 or CAMT, (ii) the positions to be taken in any Tax Return for or with respect to Pillar 2 or CAMT and any elections or choices to be made under applicable Pillar 2 or CAMT Laws by each of the AkzoNobel Group and the Axalta Group, and their respective Affiliates, to the extent such actions would reasonably be expected to have material implications under, or in respect of, Pillar 2 or CAMT and (iii) ongoing consultation arrangements with respect to transactions that would reasonably be expected to have material implications for the each of the AkzoNobel Group and the Axalta Group under, or in respect of, Pillar 2 or CAMT, in each case subject to customary confidentiality and clean-team arrangements.

19	EMPLOYEE MATTERS

19.1.1

MergeCo agrees that each employee of AkzoNobel, Axalta or any of their respective Subsidiaries employed by MergeCo or any of its Subsidiaries as of immediately following the Effective Time (each such employee, a “Post-Merger Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with (i) a base salary or base wage rate, as applicable, that is no less favourable than the base salary or base wage rate, as applicable, provided to such Post-Merger Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favourable than the target annual cash bonus opportunities provided to such Post-Merger Employee immediately prior to the Effective Time, (iii) severance payments and benefits that are no less favourable than the severance payments and benefits applicable to such Post-Merger Employee immediately prior to the Effective Time and (iv) other compensation and benefits (excluding for this purpose, defined benefit pension, post-employment welfare benefits, equity-based compensation and change of control, retention or other one-time awards) that are substantially comparable in the aggregate to the compensation and benefits provided to such Post-Merger Employee immediately prior to the Effective Time.

19.1.2

For the avoidance of doubt, any contemplated changes to the emoluments of Post-Merger Employees mentioned in clause 19.1.1 after the period mentioned in clause 19.1.1 shall occur in accordance with Applicable Law.

19.1.3

From and after the Effective Time, with respect to any employee health, medical, dental, prescription drug or vision plans established or maintained by MergeCo or any of its Affiliates for the benefit of the Post-Merger Employees, MergeCo and its Affiliates shall use their respective reasonable best efforts to (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period under all such plans, except to the extent such pre-existing condition, exclusion, actively-at-work requirement or waiting period would have applied to such individual under the corresponding Axalta Benefit Plan or AkzoNobel Benefit Plan, as applicable, prior to the Effective Time and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time occurs.

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19.1.4

From and after the Effective Time, MergeCo shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to provide credit to Post-Merger Employees for their service with AkzoNobel or any of its Subsidiaries or Axalta or any of its Subsidiaries, as applicable, as of or immediately prior to the Effective Time for all purposes as such service was credited under the AkzoNobel Benefit Plans or Axalta Benefit Plans, as applicable, as of immediately prior to the Effective Time; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or with respect to any defined benefit pension plan, retiree medical plan, equity or equity-based award granted after the Effective Time.

19.1.5

Notwithstanding the foregoing in this clause 19 and to the extent permitted by Applicable Law, with respect to any Post-Merger Employee who is, or becomes, subject to a Labour Agreement, all compensation and benefits treatment and terms and conditions of employment afforded to such Post-Merger Employee shall be provided in accordance with such Labour Agreement and the terms of this clause 19 shall not apply.

19.1.6

Any cash-based bonus, commission, sale or incentive plans or programs established by AkzoNobel or Axalta following the date of this Agreement shall be administered consistent with the terms set forth in paragraph (k) of Part A of the Disclosure Letter or paragraph (f) of Part B of the Disclosure Letter, as applicable. In addition, AkzoNobel shall take the actions described in paragraph (u) of Part A of the Disclosure Letter.

19.1.7

The provisions of this clause 19 are solely for the benefit of the Parties, and, without limiting the generality of clause 20.7, no Labour Organization, current or former AkzoNobel Service Provider or Axalta Service Provider, or any other individual associated with any of the foregoing, is or shall be regarded for any purpose as a third-party beneficiary of this Agreement. Notwithstanding anything to the contrary in this Agreement (but without prejudice to clause 11), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Benefit Plan, (ii) alter or limit the ability of AkzoNobel or Axalta or any of their Affiliates to amend, modify or terminate any Benefit Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this clause 19, (iv) subject to clause 7, prevent MergeCo or its Affiliates, after the Effective Time, from terminating the employment of any employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director or (v) be deemed to confer upon any Person any rights under or with respect to any Benefit Plan, and any such Person shall be entitled to look only to the express terms of any such Benefit Plan for his or her rights thereunder.

20	MISCELLANEOUS

20.1	Assignment

None of the Parties can assign, delegate or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties and such prohibited assignment shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assignees.

20.2	Costs

Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and any documents executed pursuant thereto.

20.3	No waiver

The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach. No single or partial exercise of any right preclude any other or further exercise thereof or of any other right. No provision of this Agreement may be waived or extended, except by a written instrument signed by the Party against whom the waiver or extension is to be effective.

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20.4	No recission

To the extent permitted by Applicable Law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging), or demand in legal proceedings the annulment, rescission or dissolution in whole or in part of this Agreement, including on the basis of Section 7:17 of the DCC or (ii) invoke Section 6:228 of the DCC in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in Section 6:228, subsection 2 of the DCC. Furthermore, each of the Parties waives its rights, if any, to in whole or in part seek the alteration of this Agreement pursuant to Section 6:230 of the DCC.

20.5	Further assurances

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties give effect to the provisions of this Agreement.

20.6	Invalidity

If any term, covenant, provision or restriction of this Agreement is held to be invalid, void or unenforceable by a court of competent jurisdiction or other Governmental Authority, then so far as it is invalid, void or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement, to the extent that, given this Agreement’s substance and purpose, such remainder is not inextricably related to the (wholly or partially) invalid, void or unenforceable provision. The Parties shall use their respective reasonable best efforts to replace any invalid, void or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid, void or unenforceable provision.

20.7	Third party rights

Except as set out in clause 9 (Indemnification and insurance), this Agreement does not contain any stipulation in favour of any third-party (derdenbeding) and nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties to this Agreement any right or remedy.

20.8	Entire agreement and amendment

This Agreement (including the Disclosure Letter and the Schedules hereto), together with the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Merger and any preceding oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. Any variation, supplement or amendment to this Agreement is valid only if it is in writing and signed by each Party.

20.9	Notices

20.9.1	Any notices in connection with this Agreement must be:

(a)	in writing;

(b)

in English or, if there is no English version available, accompanied with an English translation. In the event of any conflict between the English text and the text in any other language, the English text shall prevail; and

(c)	delivered by hand, email, registered post or courier.

20.9.2	Axalta nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Axalta Coating Systems Ltd.

1050 Constitution Avenue, Philadelphia, Pennsylvania, United States of America 19112

Attention: Alex J. Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary

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Email:    [***]

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue, New York, New York, United States of America 1001

Attention: Mark I. Greene; Aaron M. Gruber; Edward O. Minturn

Email:    [***]

20.9.3	AkzoNobel nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Akzo Nobel N.V.

Christian Neefestraat 2, 1077 WM Amsterdam

Attention:  Charlotte van Meer

Email:    [***]

with a copy (which shall not constitute notice) to:

De Brauw Blackstone Westbroek N.V.

Burgerweeshuisplein 201, 1076 GR Amsterdam

Attention:  Arne Grimme; Frank Hamming

Email:    [***]

20.9.4

A Party may from time to time nominate a different place of residence or contact person by notifying the other Party of that new place of residence or contact person in accordance with the terms hereof.

20.9.5

A notice will be effective upon receipt and will be deemed to have been received at the time of delivery (except, with respect to notice delivered via email, to the extent that a “bounce back” or similar message indicating non-delivery is received with respect thereto).

20.10	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment, including by .pdf, .tif, .gif, .jpg or similar attachment, or telecopy (each, an “Electronic Delivery”) shall be an effective mode of delivery. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defence to the formation of a contract, and each Party hereby forever waives any such defence, except to the extent that such defence relates to lack of authenticity.

20.11	Governing law and forum

20.11.1

Except for (i) the requirements of the Parties under the Exchange Act and the Securities Act, which shall be interpreted, construed and governed by and in accordance with the laws of the United States, and (ii) the requirements of AkzoNobel Sub, the board of directors of AkzoNobel Sub, Axalta and the Axalta Board under the Companies Act, which shall be interpreted, construed and governed by and in accordance with the laws of Bermuda, each without regard to the conflict of laws principles thereof, this Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed exclusively by and in accordance with the laws of the Netherlands without regard to the conflict of laws principles thereof.

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20.11.2

Except as provided in clause 20.11.3, all disputes arising out of or in connection with this Agreement and the documents to be entered into pursuant to it, save as explicitly provided therein, including disputes concerning their existence and validity, shall be finally and exclusively resolved by arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of arbitration (the “ICC Rules”), taking into account that:

(a)	the Emergency Arbitrator Provisions shall not apply;
(b)	the Expedited Procedure Provisions shall not apply;

(c)	no award or procedural order made in the arbitration shall be published;

(d)	the place of the arbitration will be London, the United Kingdom. The language of the arbitration will be English. The tribunal will decide in accordance with the rules of law;

(e)

the arbitral tribunal will consist of three (3) arbitrators. Each of AkzoNobel and Axalta will nominate an arbitrator in accordance with the ICC Rules. The co-arbitrators will jointly nominate the president of the tribunal within twenty (20) Business Days after the last of their confirmations or appointments in the absence of which the ICC will appoint the president; and

(f)	the Parties agree to document production in accordance with the IBA Rules on Evidence in International Commercial Arbitration.

20.11.3

Prior to the constitution of an arbitral tribunal pursuant to clause 20.11.2, the Parties may request conservatory or interim measures pursuant to clause 16.5, including actions to enforce any award stemming from such measures, before the Netherlands Commercial Court, and each of the Parties hereby irrevocably consents to the jurisdiction of the Netherlands (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum, it being understood and agreed that the consents to jurisdiction and venue set forth in this clause 20.11.3 shall not be construed as general consents to service of process in such jurisdiction or venue.

20.11.4

Any arbitration award issued pursuant to this clause 20.11 (Governing law and forum) shall be final and binding on the Parties, and the Parties undertake to carry out any award without delay. Judgment on the award rendered by such arbitrators may be entered in any court having jurisdiction over the award or over the relevant Party or its assets. Each Party to any such dispute submitted to arbitration pursuant to this clause 20.11 (Governing law and forum) shall bear its own expenses and costs associated with the submission of such dispute to arbitration. By agreeing to arbitration, the Parties do not intend to deprive any court with jurisdiction of its ability to issue a preliminary injunction, attachment or other form of provisional remedy in aid of the arbitration and a request for such provisional remedies by a Party to a court shall not be deemed incompatible with, or a waiver of this agreement to arbitrate.

20.11.5

This clause 20.11 (Governing law and forum) shall also apply to disputes arising out of or in connection with agreements which are connected with this Agreement or the Merger, unless the relevant agreement expressly provides otherwise.

20.12	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ G.M.E. Poux-Guillaume	/s/ M.J. de Vries
Akzo Nobel N.V.	Akzo Nobel N.V.
By: G.M.E. Poux-Guillaume	By: M.J. de Vries
Title: Chief Executive Officer	Title: Chief Executive Officer

/s/ Chris Villavarayan
Axalta Coating Systems Ltd.
By: Chris Villavarayan
Title: Chief Executive Officer & President

Schedule 1 Definitions

1	Definitions

Capitalised terms, including those used in the recitals of this Agreement, shall have the following meaning:

“2026 Pre-Completion Distribution AkzoNobel Dividends” has the meaning given to it in paragraph (c) of Part A of the Disclosure Letter;

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, re-examination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Agreement” has the meaning given to it in recital (J);

“AkzoNobel” has the meaning given to it in recital (1);

“AkzoNobel 2026 Notes” means the EUR 500,000,000 aggregate principal amount of 1.125% Notes due 2026 issued by AkzoNobel pursuant to the amended and restated Trust Deed dated February 25, 2016, by and among AkzoNobel, Akzo Nobel Sweden Finance AB (publ), incorporated as a public limited liability company in the Kingdom of Sweden (with registration number 556768-4062), and The Law Debenture Trust Corporation p.l.c., as trustee;

“AkzoNobel Adverse Recommendation Change” has the meaning set out in clause 4.5;

“AkzoNobel American Depositary Receipt Program” means the American Depositary Receipt program of AkzoNobel sponsored by Deutsche Bank Trust Company Americas;

“AkzoNobel Benefit Plans” means each Benefit Plan that is sponsored, maintained or contributed to by, or required to be contributed to by, AkzoNobel, any of its Subsidiaries or any AkzoNobel ERISA Affiliate or with respect to which AkzoNobel or any of its Subsidiaries or any AkzoNobel ERISA Affiliate has or may have any liability, for the benefit of any current or former AkzoNobel Service Provider;

“AkzoNobel Board of Management” has the meaning given to it in recital (H);

“AkzoNobel Boards” has the meaning given to it in recital (H);

“AkzoNobel Circular” means a shareholder circular relating to the AkzoNobel EGM prepared in accordance with Applicable Law;

“AkzoNobel Completion Resolutions” means the resolutions set forth in clauses (a), (b), (c), and (d) of Schedule 5 (AkzoNobel Resolutions);

“AkzoNobel Data Room” means the virtual data room hosted on behalf of AkzoNobel on Datasite titled “Eagles”;

“AkzoNobel Deemed Performance Level” means the greater of (i) the target performance level and (ii) the level of performance based solely on AkzoNobel’s actual performance through the latest date preceding the

Schedule 1 Definitions

Effective Time as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period), as determined by the Remuneration Committee of the AkzoNobel Supervisory Board in good faith consultation with Axalta, provided that actual performance may reasonably be adjusted following good faith consultation with Axalta to reflect the impact of the Merger;

“AkzoNobel Disclosed Information” means (a) this Agreement, (b) the information contained in the AkzoNobel Data Room as of 18:00 Amsterdam time on 16 November 2025, (c) any AkzoNobel Reports publicly available at least two (2) Business Days prior to the date of this Agreement and (d) any information provided by AkzoNobel to Axalta pursuant to the confidentiality agreement between the Parties dated 22 October 2025, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any historical factual information contained within such sections shall not be excluded;

“AkzoNobel EGM” has the meaning given to it in clause 4.1;

“AkzoNobel EGM Materials” has the meaning given to it in clause 4.3;

“AkzoNobel Equity Awards” means, collectively, AkzoNobel RSUs and AkzoNobel PSUs and AkzoNobel SMRs;

“AkzoNobel Equity Plans” means AkzoNobel’s Executive Long Term Incentive Plan, Non-Executives Long Term Incentive Plan and Executive Committee Members Long Term Incentive Plan and the AkzoNobel Share Matching Program, in each case, as in effect from time to time;

“AkzoNobel ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) which is treated with AkzoNobel or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code;

“AkzoNobel Fairness Opinions” has the meaning given to it in clause 4.16.1;

“AkzoNobel Financial Statements” has the meaning set out in clause 6.5 of Schedule 9;

“AkzoNobel Group” means AkzoNobel and its Subsidiaries;

“AkzoNobel India Transaction” means AkzoNobel’s sale of its shareholding in Akzo Nobel India Limited to JSW Paints Limited pursuant to, and in accordance with, the share purchase agreement dated as of 27 June 2025, by and between AkzoNobel and JSW Paints Limited, as included in the AkzoNobel Data Room;

“AkzoNobel Intellectual Property” has the meaning given to it in clause 15.2 of Schedule 9;

“AkzoNobel Leased Real Property” has the meaning given to it in clause 17 of Schedule 9;

“AkzoNobel Material Contract” has the meaning given to it in clause 14.1 of Schedule 9;

“AkzoNobel Material Warranty Breach” means:

(a)

any of the representations and warranties set forth in paragraph 1, 2.3, 2.4, 3 or 20 or clause (i) of paragraph 4 of Schedule 9 (Representations and Warranties of AkzoNobel) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all material respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

Schedule 1 Definitions

(b)

any of the representations and warranties set forth in paragraph 2.1 of Schedule 9 (Representations and Warranties of AkzoNobel) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all respects as of Completion as if made on and as of Completion except for de minimis inaccuracies (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct except for de minimis inaccuracies as of such earlier date); and

(c)

any of the representations and warranties set forth in Schedule 9 (Representations and Warranties of AkzoNobel), other than those representations and warranties described in clause (a) and (b) of this definition, not being true and correct in all respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) would, either individually or in the aggregate, not have a Material Adverse Effect;

“AkzoNobel Ordinary Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel Owned Intellectual Property” has the meaning given to it in clause 15.3 of Schedule 9;

“AkzoNobel Owned Real Property” has the meaning given to it in clause 17.1 of Schedule 9;

“AkzoNobel Preferred Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel Priority Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel PSU” means a restricted stock unit award in respect of AkzoNobel Shares granted by AkzoNobel under an AkzoNobel Equity Plan or otherwise that is subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions;

“AkzoNobel Real Property” has the meaning given to it in clause 17.2 of Schedule 9;

“AkzoNobel Recommendation” has the meaning given to it in clause 4.4(b);

“AkzoNobel Reports” means any report, schedule, form statement or other document of AkzoNobel as published in AFM registers since 1 January 2023;

“AkzoNobel Resolutions” has the meaning given to it in clause 4.2;

“AkzoNobel RSU” means a time-vesting restricted stock unit award in respect of AkzoNobel Shares granted by AkzoNobel under an AkzoNobel Equity Plan or otherwise (not including any AkzoNobel PSU);

“AkzoNobel Securities” has the meaning given to it in clause 2.3 of Schedule 9;

“AkzoNobel Senior Management” has the meaning given to it in clause (k) of Schedule 7;

“AkzoNobel Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of AkzoNobel or any of its Subsidiaries;

“AkzoNobel Share Consideration” has the meaning given to it in clause 2.3.1 of Schedule 4;

Schedule 1 Definitions

“AkzoNobel Share Matching Program” means the AkzoNobel Share Matching Program and Minimum Shareholding Requirement (Executive Committee), effective May 1, 2021;

“AkzoNobel Shares” has the meaning given to it in clause 2.1 of Schedule 9;

“AkzoNobel SMR” means a conditional right to receive AkzoNobel Shares pursuant to the AkzoNobel Share Matching Program;

“AkzoNobel Sub” has the meaning given to it in recital (D);

“AkzoNobel Sub Share” means the ordinary shares of par value USD 1.00 each in the capital of AkzoNobel Sub;

“AkzoNobel Superior Proposal” means a bona fide unsolicited written Alternative Proposal (substituting the term “fifty percent (50%)” for the term “twenty-five percent (25%)”), that is binding on the relevant third party (subject only to the valid termination of this Agreement) and that did not result from a material breach of clause 13 (Exclusivity) or clause 14 (Superior Proposal), and that the AkzoNobel Boards have determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such Alternative Proposal and the Person making such Alternative Proposal (and taking into account any amendment or modification to this Agreement proposed by Axalta):

(a)

is more favourable to AkzoNobel and its shareholders, employees and other stakeholders than the Merger, explicitly taking into account (i) the synergies expected to be realized by MergeCo in connection with the Merger and the percentage of MergeCo that the AkzoNobel shareholders will own and (ii) (A) the transaction structure, (B) the certainty of execution and (C) the strategic rationale, in each case, of the Merger compared to the Alternative Proposal;

(b)	is reasonably likely to be consummated on the terms proposed; and

(c)

to the extent third party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation;

“AkzoNobel Supervisory Board” has the meaning given to it in recital (H);

“AkzoNobel Termination Payment” has the meaning given to it in clause 16.1;

“AkzoNobel Works Council” means the central works council of AkzoNobel;

“AkzoNobel Works Council Consultation” has the meaning given to it in clause 3.6.2;

“Alternative Proposal” means any offer or proposal for, or any indication of interest in, whether through one or several related transactions, (a) any direct or indirect acquisition (x) of AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, equalling at least twenty-five per cent (25%) of AkzoNobel or Axalta’s respective issued share capital or (y) leading to a holding of at least twenty-five per cent (25%) of the voting rights in AkzoNobel’s or Axalta’s respective shareholder meeting, (b) any direct or indirect acquisition of AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, as may trigger a mandatory offer for AkzoNobel or Axalta under Applicable Laws or any tender or exchange offer for AkzoNobel Ordinary Shares or Axalta Ordinary Shares, as applicable, that would result in any Person(s) beneficially owning twenty-five per cent (25%) or more of AkzoNobel’s issued share capital or voting rights in AkzoNobel’s shareholder meeting or Axalta’s issued share capital or voting rights in Axalta’s shareholder meeting, as applicable, or (c) any direct or indirect acquisition of business or assets of the AkzoNobel Group or the Axalta Group, as applicable, which business or

Schedule 1 Definitions

assets represent at least twenty-five per cent (25%) of (x) the total assets as presented in the audited consolidated balance sheet of AkzoNobel or Axalta, as applicable, or (y) the revenue or earnings as presented in the audited consolidated statement of income of AkzoNobel or Axalta, as applicable, in each case, for the financial year ended 31 December 2024, in each case, whether by direct or indirect acquisition or purchase, subscription, merger, amalgamation, scheme of arrangement, demerger, reorganisation, contribution, joint-venture, share exchange, consolidation, business combination, recapitalisation, liquidation, dissolution or similar transaction involving AkzoNobel or any AkzoNobel Group Company or Axalta or any Axalta Group Company, respectively, with a Person or Persons other than the other Party or any of its Affiliates, excluding, in each case, in respect of AkzoNobel, the AkzoNobel India Transaction;

“Amendment Time” means the date and time of execution of a Dutch notarial deed of amendment of the AkzoNobel articles of association in accordance with the MergeCo Articles of Association, which shall occur immediately following the Effective Time in accordance with clause 7.1(a);

“Anti-Corruption Laws” means any Applicable Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010;

“Applicable Jurisdiction” means a jurisdiction in which a filing is required to be made pursuant to clause 3.3.2.

“Applicable Law” means, with respect to any Person, any international, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, judgment, order, injunction, code, treaty (including any Tax treaty on income and capital) or decree of any Governmental Authority, including but not limited to the relevant Tax laws, the relevant Competition Laws, the relevant Foreign Investment Laws, MAR, Wft, DCC, Exchange Act, Securities Act, and Companies Act, that is legally binding upon and applicable to such Person or to the products, the business or the operations of such Person;

“Appraised Fair Value” has the meaning given to it in clause 2.4.1 of Schedule 4;

“as of the date of this Agreement” has the meaning given to it in clause 2(r) of Schedule 1;

“as of” has the meaning given to it in clause 2(c) of Schedule 1;

“Assumed Option” has the meaning given to it in clause 11.1.5;

“Assumed PSU Award” has the meaning given to it in clause 11.1.3;

“Assumed RSU Award” has the meaning given to it in clause 11.1.1;

“Axalta” has the meaning given to it in recital (2);

“Axalta Adverse Recommendation Change” has the meaning set out in 4.12;

“Axalta Benefit Plans” means each Benefit Plan that is sponsored, maintained or contributed to by, or required to be contributed to by, Axalta, any of its Subsidiaries or any Axalta ERISA Affiliate or with respect to which Axalta or any of its Subsidiaries or any Axalta ERISA Affiliate has or may have any liability for the benefit of any current or former Axalta Service Provider;

“Axalta Board” has the meaning given to it in recital (G);

“Axalta Completion Resolution” means the resolution set forth in clause (b) of Schedule 6 (Axalta Resolutions);

“Axalta Credit Agreement” means the Credit Agreement, dated February 1, 2013, by and among Axalta Coating Systems Dutch Holding B B.V., a private limited liability company (besloten vennootschap met beperkte

Schedule 1 Definitions

aansprakelijkheid) organized and established under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, registered with the Trade Register of the Netherlands under number 55948308, Axalta Coating Systems U.S. Holdings, Inc., a corporation organized under the laws of Delaware, Axalta Coating Systems U.S., Inc. a corporation organized under the laws of Delaware, Axalta, the lenders from time to time party thereto and Barclays Bank PLC as administrative agent and collateral agent, as amended, restated, amended and restated, supplemented or otherwise modified from time to time;

“Axalta Data Room” means the virtual data room hosted on behalf of Axalta on Datasite titled “Kiwi”;

“Axalta Deemed Performance Level” means the greater of (i) the target performance level and (ii) the level of performance based solely on Axalta’s actual performance through the latest date preceding the Effective Time as to which performance can, as a practical matter, be determined (but not later than the end of the applicable performance period), as determined by the Compensation Committee of the Axalta Board in good faith consultation with AkzoNobel, provided that actual performance may reasonably be adjusted following good faith consultation with AkzoNobel to reflect the impact of the Merger;

“Axalta Disclosed Information” means (a) this Agreement, (b) the information contained in the Axalta Data Room as of 18:00 Amsterdam time on 16 November 2025 and (c) any Axalta Reports publicly available at least two (2) Business Days prior to the date of this Agreement, but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any historical factual information contained within such sections shall not be excluded;

“Axalta EGM” has the meaning given to it in clause 4.8;

“Axalta EGM Materials” has the meaning given to it in clause 4.10;

“Axalta Equity Awards” means, collectively, Axalta Options, Axalta PSUs and Axalta RSUs;

“Axalta Equity Plans” means Axalta’s Amended and Restated 2014 Incentive Award Plan and its Second Amended and Restated 2014 Incentive Award Plan, in each case, as in effect from time to time;

“Axalta ERISA Affiliate” means any corporation or other trade or business (whether or not incorporated) which is treated with Axalta or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code;

“Axalta Fairness Opinions” has the meaning given to it clause 4.16.2;

“Axalta Financial Statements” has the meaning given to it in clause 6.5 of Schedule 10;

“Axalta Group” means Axalta and its Subsidiaries;

“Axalta Intellectual Property” has the meaning given to it in clause 15.1 of Schedule 10;

“Axalta Leased Real Property” has the meaning given to it in 17.2 of Schedule 10;

“Axalta Material Contract” has the meaning given to it in clause 14.1 of Schedule 10;

“Axalta Material Warranty Breach” means:

(a)	any of the representations and warranties set forth in paragraph 1, 2.3, 2.4 or 3 or clause (i) of paragraph 4 of Schedule 10 (Representations and Warranties of Axalta) not being true and correct

Schedule 1 Definitions

(without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all material respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

(b)

any of the representations and warranties set forth in paragraph 2.1 of Schedule 10 (Representations and Warranties of Axalta) not being true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) in all respects as of Completion as if made on and as of Completion except for de minimis inaccuracies (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct except for de minimis inaccuracies as of such earlier date); and

(c)

any of the representations and warranties set forth in Schedule 10 (Representations and Warranties of Axalta), other than those representations and warranties described in clause (a) and (b) of this definition, not being true and correct in all respects as of Completion as if made on and as of Completion (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except to the extent the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality”, a Material Adverse Effect or similar qualifications set forth therein) would, either individually or in the aggregate, not have a Material Adverse Effect;

“Axalta Option” means an option to acquire Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise;

“Axalta Ordinary Share” has the meaning given to it in clause 2.3.1 of Schedule 4;

“Axalta Owned Intellectual Property” has the meaning given to it in 15.3 of Schedule 10;

“Axalta Owned Real Property” has the meaning given to it in 17.1 of Schedule 10;

“Axalta Pre-Merger Bye-Laws” means the bye-laws of Axalta as amended and restated to include the following new bye-law:

“Merger or Amalgamation

A resolution proposed for consideration at a general meeting to approve the merger or amalgamation of the Company with any other company shall require the affirmative vote of a majority of the votes cast by Members that are present (in person or by proxy) and voting at such general meeting and the quorum for such general meeting shall be as set forth in Bye-law 26.”;

“Axalta PSU” means a restricted stock unit award in respect of Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise granted subject to vesting based, in whole or in part, on the achievement of performance-based vesting conditions;

“Axalta Real Property” has the meaning given to it in 17.2 of Schedule 10;

“Axalta Recommendation” has the meaning given to it in clause 4.11;

“Axalta Registered Shareholder” means a registered holder of Axalta Ordinary Shares;

“Axalta Reports” any report, schedule, form statement or other document of Axalta filed with or furnished to the SEC since 1 January 2023;

Schedule 1 Definitions

“Axalta Resolutions” has the meaning given to it in clause 4.9;

“Axalta RSU” means a time-vesting restricted stock unit award in respect of Axalta Ordinary Shares granted by Axalta under an Axalta Equity Plan or otherwise (not including any Axalta PSU);

“Axalta Securities” has the meaning given to it in clause 2.3 of Schedule 10;

“Axalta Senior Management” has the meaning given to it in clause (k) of Schedule 8;

“Axalta Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of Axalta or any of its Subsidiaries;

“Axalta Superior Proposal” means a bona fide unsolicited written Alternative Proposal (substituting the term “fifty percent (50%)” for the term “twenty-five percent (25%)”), that is binding on the relevant third party (subject only to the valid termination of this Agreement) and that did not result from a material breach of clause 13 (Exclusivity) or clause 14 (Superior Proposal), and that the Axalta Board has determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such Alternative Proposal and the Person making such Alternative Proposal (and taking into account any amendment or modification to this Agreement proposed by AkzoNobel):

(a)

is more favourable to Axalta than the Merger, explicitly taking into account (i) the synergies expected to be realized by MergeCo in connection with the Merger and the percentage of MergeCo that the Axalta shareholders will own and (ii) (A) the transaction structure, (B) the certainty of execution and (C) the strategic rationale, in each case, of the Merger compared to the Alternative Proposal;

(b)	is reasonably likely to be consummated on the terms proposed; and

(c)

to the extent third party financing is required, such financing is then fully committed with available funds certain evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation;

“Axalta Term Loans” means the USD 1,679,330,404.07 aggregate principal amount of term loans under the Axalta Credit Agreement;

“Axalta Termination Payment” has the meaning set out in clause 16.2;

“Axalta Treasury Shares” has the meaning given to it in clause 2.1 of Schedule 10;

“Benefit Plan” means collectively, (i) any “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and (ii) any other pension, retirement, deferred compensation, profit sharing, bonus, commission, incentive, stock option, restricted stock, phantom equity, other equity or equity-based, employment, consulting, severance, change-of-control, retention, medical, dental, vision, life, disability, group insurance, paid-time off, holiday, welfare or fringe benefit or other compensation, remuneration or benefit plan, program, policy, contract, agreement or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated);

“Bermuda Statutory Merger Agreement” means the statutory merger agreement in the form set forth in Schedule 12 (Bermuda Statutory Merger Agreement) attached hereto, to be executed by each of the Parties in accordance with the terms hereof;

“Book Entry Shares” means outstanding non-certificated Axalta Ordinary Shares represented by entry in the register of shareholders of Axalta only;

Schedule 1 Definitions

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Hamilton, Bermuda; Amsterdam, the Netherlands; or New York, New York, United States are authorized or required by Applicable Law to close;

“CAMT” means the corporate alternative minimum tax under Sections 55, 56 and 59 of the Code, as amended by the Inflation Reduction Act, Pub. L. No. 117-169, § 10101(a)(1) (Aug. 16, 2022) (or any amended or successor version that is substantially comparable), and any current or future regulations or official interpretations thereof;

“Capitalisation Date” has the meaning given to it in clause 2.1 of Schedule 9;

“Certificate of Merger” has the meaning given to it in clause 1.2 of Schedule 4;

“Certificates” has the meaning given to it in clause 2.3.3 of Schedule 4;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Companies Act” means the Companies Act of 1981 (of Bermuda), as amended;

“Competition Laws” means any Applicable Law (whether national, international, federal, state or local) designed or intended to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or the significant impediment of effective competition;

“Completion” means the performance of all the actions to implement the Merger as set out in Schedule 4 (Merger) and the actions to implement the MergeCo governance as set out in clause 7.1;

“Completion Date” means the date on which the Completion occurs;

“Confidentiality Agreement” has the meaning given to it in recital (C);

“Continuing AkzoNobel PSU Award” has the meaning given to it in clause 11.2.2;

“Contribution” has the meaning given to it in clause 2.1.2(b);

“D&O Insurance” has the meaning given to it in clause 9.2.1;

“DCC” means the Dutch Civil Code;

“Debt Financing” has the meaning given to it in clause 10.1.1;

“Debt Financing Commitment” means a bridge loan facility commitment from one or more financial institutions providing for loans to AkzoNobel or its Subsidiaries in an aggregate principal amount not less than the Minimum Committed Financing Amount;

“Debt Financing Documents” means any credit agreement, indenture or any other definitive agreement entered into by AkzoNobel or any of its Subsidiaries in connection with a Debt Financing;

“Disclosed” means facts, matters or other information which have been included or provided in the AkzoNobel Disclosed Information or the Axalta Disclosed Information, as applicable, in such a manner and with such detail that a prudent individual who is knowledgeable in the relevant field reviewing the relevant information should reasonably be able to identify and assess the financial, legal, tax, commercial or other relevance of such disclosure;

Schedule 1 Definitions

“Dissenting Shareholders” means an Axalta Registered Shareholder who did not vote in favor of the Merger at the Axalta EGM and who complies with all of the provisions of the Companies Act concerning the right of an Axalta Registered Shareholder to require the appraisal of the fair value of his or her Axalta Ordinary Shares pursuant to section 106(6) of the Companies Act;

“Dissenting Shares” means Axalta Ordinary Shares held by a Dissenting Shareholder;

“Disclosure Letter” means the disclosure letter delivered by AkzoNobel and Axalta to each other concurrently with the execution and delivery by AkzoNobel and Axalta of this Agreement;

“Dutch GAAP” has the meaning given to it in clause 6.5 of Schedule 9;

“Dutch Works Councils Act” means the Dutch Works Councils Act (Wet op de Ondernemingsraden), including any rules and regulations promulgated thereunder;

“Effective Time” has the meaning given to it in clause 2.2;

“Electronic Delivery” has the meaning given to it in clause 20.10;

“Employee Consultation” has the meaning given to it in clause 3.6.1;

“Employment Practices” means Applicable Laws relating to labour, employment and employment practices (including discrimination and equal employment opportunity Laws), terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings and layoffs, compensation and benefits, worker classification, exempt and non-exempt status, affirmative action and wages and hours;

“Environmental Laws” means all applicable and legally enforceable Applicable Laws or binding agreements with any Governmental Authority relating to pollution or protection of the environment or of human health, including employee health and safety (as relates to toxic or hazardous substances, materials or wastes), releases of toxic or hazardous substances, materials or wastes or the manufacture, processing, distribution, use, treatment, storage, disposal, release, transport or handling of toxic or hazardous substances, materials or wastes;

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“EUR” has the meaning given to it in clause 2(h) of Schedule 1;

“Excess Shares” has the meaning given to it in clause 2.3.5(b) of Schedule 4;

“Exchange Act” has the meaning given to it in clause 3.7;

“Exchange Agent” has the meaning given to it in clause 3.1 of Schedule 4;

“Exchange Ratio” has the meaning given to it in clause 2.3.1 of Schedule 4;

“Exclusivity Period” has the meaning given to it in clause 13.1.1;

“Extended Long Stop Date” has the meaning given to it in clause 15.1.1(c);

“Fairness Opinions” has the meaning given to it in clause 4.16.1;

“Foreign Investment Laws” means Applicable Laws applicable in one or more jurisdictions designed to prohibit, restrict or regulate actions by (foreign) investors to acquire interests in domestic equities, securities, entities, assets, land or interests;

Schedule 1 Definitions

“Form F-4” has the meaning given to it in clause 3.1.1(g);

“Fractional PSU Consideration” has the meaning given to it in clause 11.1.3;

“Fractional RSU Consideration” has the meaning given to it in clause 11.1.1;

“Fraud” means fraud (bedrog) as set out in section 3:44(3) of the DCC;

“from” has the meaning given to it in clause 2(k) of Schedule 1;

“Governmental Authority” means any federal, state, local, foreign or supranational government, any court, administrative, regulatory, taxing or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body, U.S. or non-U.S., including the SEC, and further including any government or political subdivision thereof;

“Hazardous Materials” means any substance, material or waste that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant or words of similar meaning or effect under Environmental Law, including petroleum, oil, asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances and radioactive materials or wastes;

“herein” has the meaning given to it in clause 2(e) of Schedule 1;

“hereof” has the meaning given to it in clause 2(e) of Schedule 1;

“hereunder” has the meaning given to it in clause 2(e) of Schedule 1;

“ICC” means the International Chamber of Commerce;

“ICC Rules” has the meaning given to it in clause 20.11.2;

“Ichthys Litigation’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Ichthys Party’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Ichthys Products’’ has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“IFRS” has the meaning given to it in clause 6.5 of Schedule 9;

“including” has the meaning given to it in clause 2(d) of Schedule 1;

“Initial Long Stop Date” has the meaning given to it in clause 15.1.1(c);

“In-Scope Ichthys Project” has the meaning given to it in paragraph (f) of Part A of the Disclosure Letter;

“Intellectual Property” has the meaning given to it in clause 15.1 of Schedule 9;

“Interim Period” has the meaning given to it in clause 12.1.1;

“Intervening Event” means any change, event, occurrence or effect occurring or arising after the date of this Agreement and prior to the AkzoNobel EGM or Axalta EGM, as applicable, that was not known to, or reasonably foreseeable by, the AkzoNobel Boards or Axalta Board, as applicable, as of the date of this Agreement (or, if known by the AkzoNobel Boards or the Axalta Board, as applicable, the consequences of

Schedule 1 Definitions

which were not known or reasonably foreseeable as of the date of this Agreement), that has not arisen as a proximate result of any actions taken by AkzoNobel or Axalta, as applicable, in breach of this Agreement, which causes the AkzoNobel Boards or Axalta Board, as applicable, to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make an AkzoNobel Adverse Recommendation Change or an Axalta Adverse Recommendation Change, as applicable, in response thereto would be inconsistent with the respective fiduciary duties of the AkzoNobel Boards under the Laws of the Netherlands or the Axalta Board under the Laws of Bermuda, as applicable, provided, that in no event shall any change, event, occurrence or effect resulting or relating to:

(a)	any Alternative Proposal, or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal, or any matter relating thereto or consequence thereof;

(b)

any change, event, occurrence or effect in respect of the other Party, provided that the exception in this clause (b) shall not prevent or otherwise affect a determination that such change, event, occurrence or effect, to the extent in respect of the Party claiming the occurrence of an Intervening Event, has resulted in, or contributed to, an Intervening Event with respect to such Party (unless otherwise excluded by another prong of this definition);

(c)

the fact that AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, meet or exceed any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided that the exception in this clause (c) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such fact has resulted in, or contributed to, an Intervening Event (unless otherwise excluded by another prong of this definition);

(d)

a change in the market price, or change in trading volume, of the Axalta Ordinary Shares on the NYSE or the AkzoNobel Ordinary Shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant Party, provided that the exception in this clause (d) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change has resulted in, or contributed to, an Intervening Event (unless otherwise excluded by another prong of this definition);

(e)	the Regulatory Clearances or any matters relating thereto or arising therefrom, including any actions taken pursuant to clause 3.5;

(f)

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

(g)	changes in or the imposition of any tariffs, or any actions relating to trade wars;

(h)

the execution and delivery of this Agreement or the announcement or pendency of the Merger (including by reason of the identity of the other Parties or their Affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships); or

(i)	any events, developments, changes or circumstances related to, or any consequences of, the foregoing (other than to the extent explicitly carved-out in limbs (b), (c) and (d)),

constitute or be deemed to contribute to an Intervening Event;

“IT Assets” means any and all computers, software, firmware, middleware, servers, routers, hubs, switches, circuits, networks and data communications lines and all other information technology infrastructure and equipment;

Schedule 1 Definitions

“Joinder Agreement” has the meaning given to it in clause 2.1.1(c);

“Joint Announcement” has the meaning given to it in clause 17.1.1;

“knowledge” means (i) with respect to AkzoNobel, the actual knowledge after reasonable investigation of the: CEO; CFO; Chief Development Officer; CHRO; and General Counsel, and (ii) with respect to Axalta, the actual knowledge after reasonable investigation of the: CEO; CFO; Vice President, Global Strategy; CHRO; and General Counsel. None of these individuals shall have any personal liability or obligations regarding such knowledge;

“Labour Agreement” has the meaning given to it in 12.1 of Schedule 9;

“Labour Organization” means any labour union, trade union, labour organization, works council, collective bargaining organization or similar organization representing the interests of employees;

“Long Stop Date” means the Initial Long Stop Date or, if such date has been extended in accordance with clause 15.1.1(c), the Extended Long Stop Date;

“MAR” has the meaning given to it in clause 17.1.2;

“Material Adverse Effect” means any change, event, occurrence or effect that, individually or in the aggregate:

(a)

is, or would reasonably be expected to be, materially adverse to the financial condition, business or results of operations of AkzoNobel or Axalta, as applicable, and its respective Subsidiaries, taken as a whole;

(b)	prevents or would reasonably be expected to prevent, materially delay or materially impair the ability of AkzoNobel or Axalta, as applicable, to consummate the Merger,

provided, however, that none of the following, alone or in combination, shall be deemed to constitute or be considered in determining whether a Material Adverse Effect under limb (a) has occurred or would reasonably be expected to occur:

(i)

changes in the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the United States, The Netherlands or elsewhere in the world where the AkzoNobel Group or the Axalta Group, as applicable, operates or where any of its products or services are sold;

(ii)	changes that are the result of factors generally affecting the industries, markets or geographical areas in which the AkzoNobel Group or the Axalta Group, as applicable, operates;

(iii)	changes in Dutch GAAP, U.S. GAAP, IFRS, applicable stock exchange rules or listing standards or any Law, or in the interpretation or enforcement thereof, after the date of this Agreement;

(iv)

any failure by AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, provided that the exception in this clause (iv) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition);

(v)

any change, event, occurrence or effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military actions, expropriation, nationalization or the escalation of any of the foregoing, any hurricane, flood, tornado,

Schedule 1 Definitions

earthquake or other natural disaster, changes in weather conditions, epidemic, plague, pandemic or any other outbreak of illness or other public health event;

(vi)	any litigation arising from allegations of any breach of fiduciary duty or allegations of violation of Law, in each case, relating to the Merger;

(vii)

any actions taken or omitted to be taken by AkzoNobel or any of its Subsidiaries or Axalta or any of its Subsidiaries, as applicable, that are required to be taken or omitted to be taken by this Agreement (other than clause 12.1) or any actions taken or omitted to be taken with, in the case of AkzoNobel, at Axalta’s written request, and, in the case of Axalta, at AkzoNobel’s written request;

(viii)

any change or announcement of a potential change in the credit rating or other rating of financial strength of AkzoNobel or any of its Subsidiaries or any of its securities or Axalta or any of its Subsidiaries or any of its securities, as applicable, provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such change or potential change has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition);

(ix)

a decline in the market price, or change in trading volume, of the Axalta Ordinary Shares on the NYSE or the AkzoNobel Ordinary Shares on Euronext Amsterdam, as applicable, or any other capital stock or debt securities of the relevant Party, provided that the exception in this clause (ix) shall not prevent or otherwise affect a determination that any change, event, occurrence or effect underlying such decline has resulted in, or contributed to, a Material Adverse Effect (unless otherwise excluded by another prong of this definition); and

(x)

any fact or development, including any advice, interim judgment, judgment, settlement or Order, in connection with, or any facts, developments, circumstances or allegations underlying (including additional claims or proceedings brought by any Ichthys Party, related to, or based upon substantially the same facts or circumstances as the facts from) the Ichthys Litigation; provided that, for the avoidance of doubt, this clause (x) shall not apply to any fact, development, circumstance or allegation related to the application of any AkzoNobel product other than the Ichthys Products on the In-Scope Ichthys Project;

(xi)

the execution and delivery of this Agreement or the announcement or pendency of the Merger (including by reason of the identity of the other Parties or their Affiliates), including the impact thereof on the relationships, contractual or otherwise, of AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, with employees, customers, landlords, suppliers or partners (including the termination, suspension or modification of any such relationships), provided, that the exception in this clause (x) shall not apply for purposes of the representations and warranties in clauses 5 or 6, respectively, that are expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the Merger, or the Merger Conditions in clauses 3.1.1 (c) or 3.1.1 (d), respectively, with respect thereto;

provided further, that, with respect to subclauses (i), (ii), (iii) and (v), if such change, event, occurrence or effect disproportionately affects AkzoNobel and its Subsidiaries or Axalta and its Subsidiaries, as applicable, taken as a whole, compared to other similarly situated companies, then, to the extent not otherwise excluded from the definition of Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect;

“Material Business Jurisdiction” has the meaning given to it in paragraph 3 of Part C of the Disclosure Letter (Regulatory Clearances);

Schedule 1 Definitions

“MergeCo” has the meaning given to it in recital (D);

“MergeCo AkzoNobel Board Nominees” means the natural persons to be nominated by AkzoNobel in accordance with clause 7.2.3 for appointment as MergeCo Board member, in the following positions: (i) one (1) executive director, being the CEO, and (ii) three (3) non-executive directors, including the vice-chair;

“MergeCo Axalta Board Nominees” means the natural persons to be nominated by Axalta in accordance with clause 7.2.2 for appointment as MergeCo Board member, in the following position: (i) one (1) executive director, being the deputy CEO or the CFO, and (ii) three (3) non-executive directors, including the chair;

“MergeCo Articles of Association” means the articles of association of AkzoNobel as they will read effective as of the Amendment Time, in a form reasonably to be agreed upon by AkzoNobel and Axalta and consistent with the terms set forth in Schedule 11;

“MergeCo Authorizations” means the MergeCo Share Issuance Authorization, the MergeCo Repurchase Authorization and the MergeCo Cancellation Authorization;

“MergeCo Board” means the one tier board of executive and non-executive directors of MergeCo as of the amendment of AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association;

“MergeCo Board Nominees” means the MergeCo Axalta Board Nominees, the MergeCo AkzoNobel Board Nominees and the MergeCo Joint Board Nominees;

“MergeCo Board Rules” means the rules governing the MergeCo Board as they will read effective as of the Amendment Time, in a form reasonably agreed by AkzoNobel and Axalta and consistent with the terms set forth in Schedule 11;

“MergeCo Cancellation Authorization” means, subject to and with effect as per the Amendment Time, the proposal regarding the reduction of MergeCo’s share capital by cancelling ordinary shares in the capital of MergeCo consistent with the cancellation resolution adopted by the general meeting of AkzoNobel in the AkzoNobel annual general meeting held in 2025;

“MergeCo Joint Board Nominees” has the meaning given to it in clause 7.2.1(d);

“MergeCo Remuneration Policy” means the remuneration policy of the MergeCo Board as of the Amendment Time, in a form reasonably agreed by AkzoNobel and Axalta pursuant to clause 12.4;

“MergeCo Repurchase Authorization” means, subject to and with effect as per the Amendment Time, the proposal regarding the authorization of the MergeCo Board to acquire ordinary shares in MergeCo’s capital consistent with the repurchase authorization granted by the AkzoNobel general meeting to the AkzoNobel Board of Management in the AkzoNobel annual general meeting held in 2025;

“MergeCo Share Issuance Authorization” means, subject to and with effect as of the Amendment Time, the proposal regarding authorization of the MergeCo Board: (i) to issue – and grant subscription rights – to ordinary shares in the capital of MergeCo and (ii) to restrict or exclude pre-emptive rights allowed to shareholders by virtue of Applicable Law in respect of the issue of shares or the granting of subscription rights consistent with such authorizations granted by the AkzoNobel general meeting to the AkzoNobel Board of Management in the AkzoNobel annual general meeting held in 2025;

“Merger” has the meaning given to it in recital (D);

“Merger Application” has the meaning given to it in clause 1.2 of Schedule 4;

Schedule 1 Definitions

“Merger Code” has the meaning in clause 3.6.1;

“Merger Code Notifications” has the meaning given to it in clause 3.6.5;

“Merger Conditions” has the meaning given to it in clause 3.1;

“Merger Intended Tax Treatment” has the meaning given to it in clause 18.2.1;

“Merger Share Issuance” means the authorization of the AkzoNobel Board of Management, as approved by the AkzoNobel Supervisory Board prior to the date of this Agreement, to (i) issue AkzoNobel Ordinary Shares up to a maximum number sufficient to pay the AkzoNobel Share Consideration and (ii) limit or exclude pre-emptive rights in relation to the issuance referred to under limb (i) above;

“Minimum Committed Financing Amount” has the meaning given to it in clause 10.1.1;

“NYSE” has the meaning given to it in recital (B);

“OFAC” has the meaning given to it in clause 10.3 of Schedule 9;

“Offeree” has the meaning given to it in clause 14.1.1;

“or” has the meaning given to is in clause 2(l) of Schedule 1;

“Order” means any order, ruling, decision, judgment, writ, injunction, decree, award or other determination by any Governmental Authority;

“Other Employee Procedures” has the meaning given to it in clause 3.6.7;

“Permits” has the meaning given to it in clause 8.2 of Schedule 9 (Representations and Warranties of AkzoNobel);

“Person” has the meaning given to it in paragraph 2.1.1(b) of Schedule 1 (Definitions);

“Personal Information” means (a) information related to an identified or identifiable individual (e.g., name, address, telephone number, email address, financial account number, government-issued identifier), (b) any other data which identifies or may be reasonably used to identify, contact, or locate an individual, including any internet protocol address or other persistent identifier, and (c) any other, similar information or data;

“Pillar 2” means the global minimum tax rules developed by the organization for economic cooperation and development (OECD) implemented in Europe under minimum tax directive (Council Directive (EU) 2022/2523), as implemented in any jurisdiction through domestic legislation, regulations or international agreements, and any amendments, modifications or guidance issued in connection therewith;

“Post-Completion Equity Plans’’ has the meaning given to it in clause 11.3.1;

“Pre-Completion Distribution” has the meaning given to it in clause 2.3;

“Post-Merger Employee” has the meaning given to it in clause 19.1.1;

“Premium Cap” has the meaning given to it in clause 9.2.1;

“Privacy Laws” means all laws and regulations governing the Processing of Personal Information or breach notification relating thereto;

Schedule 1 Definitions

“Process” or “Processing” means any operation or set of operations, with respect to data or information, whether or not by automated means, such as the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, combination, erasure or destruction of such data or information or any other operation that is otherwise considered “processing” or similar term under applicable Privacy Laws;

“Prospectus Regulation” has the meaning given to it in clause 3.1.1(h);

“Prospectus Regulation Document” has the meaning given to it in clause 3.1.1(h);

“Proxy Statement/Prospectus” has the meaning given to it in clause 4.15.1;

“Registrar” has the meaning given to it in clause 1.2 of Schedule 4 (Merger);

“Regulatory Authorities” means any governmental or quasi-governmental authority, whether administrative, executive, judicial, legislative or other, or any combination thereof, including any federal, state, territorial, county, municipal or other government or governmental or quasigovernmental agency, arbitrator, authority, board, body, branch, bureau or comparable agency or commission, corporation, court, department, instrumentality, mediator, panel, system or other political unit or subdivision of any of the foregoing, responsible for the supervision or enforcement of any Competition Laws, Foreign Investment Laws, Foreign Subsidy Regulations or the FCA;

“Regulatory Clearances” means the licenses, certificates, permits, approvals, clearances, consents, waivers, expirations or terminations of applicable waiting periods, authorizations, qualifications and orders of any Regulatory Authority, as agreed between the Parties as set out in paragraph 1 (Regulatory filings and notifications) of Part C of the Disclosure Letter (Regulatory Clearances);

“Related Parties” has the meaning given to it in clause 16.3.2;

“Relevant Persons” has the meaning given to it in clause 13.1.2;

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person or its Affiliates;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“Schedule” means a schedule to this Agreement;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” has the meaning given to it in clause 3.1.1(g);

“Security Incident” means (i) any cyber or data security incident, ransomware or malware attack or other incident that affects or compromises the confidentiality, integrity or availability of any IT Assets or (ii) any unlawful or unauthorized access to, acquisition of, disclosure, exfiltration, use, loss, alteration, destruction, compromise, theft or other unauthorized Processing of any Personal Information;

“SER” means the Social and Economic Council of the Netherlands (Sociaal-Economische Raad);

“SteerCo” has the meaning given to it in clause 11.3.2;

“Stichting Converted Shares” has the meaning given to it in recital (I);

Schedule 1 Definitions

“Stichting Support Agreement” has the meaning given to it in recital (I);

“Strikes” has the meaning given to it in clause 12.2 of Schedule 9 (Representations and Warranties of AkzoNobel);

“Subsidiary” means, with respect to any Person, any entity (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the DCC or section 86 of the Companies Act), whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is the general partner (in the case of a partnership) or managing member (in the case of a limited liability company) or (ii) at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries;

“Surviving Corporation” has the meaning given to it in clause 1.1 of Schedule 4;

“Tail Period” has the meaning given to it in clause 9.2.1;

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees in the nature of tax imposed by any Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding (including backup withholding), ad valorem, stamp, transfer, value-added (including VAT), gifts, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, minimum or estimated tax, and any liability for repayment of unlawful state aid in relation to taxation, in all cases whether by way of primary or secondary liability (either through assumption, transferee or successor liability or being or having been a member of an affiliated, consolidated, combined or unitary group or otherwise) or pursuant to a contractual obligation relating to taxation together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto (whether disputed or not);

“Tax Audit” means any audit, investigation, visit, inspection, assessment, discovery, access order, or other proceedings from any Tax Authority with respect to any Tax matter of AkzoNobel or Axalta, as applicable, or any of its Subsidiaries;

“Tax Authority” means any taxing or other governmental (local or central or otherwise), state or municipal authority or other fiscal, revenue, customs or excise authority, department, agency, body or office of any jurisdiction competent to impose any liability in respect of Taxation or responsible for the administration, collection or enforcement of any Applicable Law in relation to Taxation;

“Tax Return” means any report, return, document, election, declaration or other information or filing filed or required to be filed with or supplied to any Governmental Authority with respect to Taxes (and any amendments thereof) and any attachment or schedule thereto, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing;

“Terminating Axalta Option Consideration” has the meaning given to it in clause 11.1.6;

“Terminating Axalta PSU Award” has the meaning given to it in clause 11.1.4;

“Terminating Axalta PSU Award Consideration” has the meaning given to it in clause 11.1.4;

Schedule 1 Definitions

“Terminating Axalta RSU Award” has the meaning given to it in clause 11.1.2;

“Terminating Axalta RSU Award Consideration” has the given meaning to it in clause 11.1.2;

“Trade Unions” has the meaning given to it in clause 3.6.5;

“to” has the meaning given to it in clause 2(j) of Schedule 1;

“USD” has the meaning given to it in clause 2(h) of Schedule 1;

“U.S.” means the United States of America;

“U.S. GAAP” has the meaning given to it in clause 6.5 of Schedule 10;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC, and outside the European Union any Tax levied by reference to added value, sales or consumption;

“WARN” means the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended;

“WCA” has the meaning given to it in clause 3.6.1;

“Wft” has the meaning given to it in clause 17.1.2; and

“Wilful Breach” means a material breach of this Agreement that is the consequence of the breaching Party taking or failing to take action with actual knowledge that the action so taken or omitted to be taken would constitute a material breach of this Agreement.

2	Construction

2.1.1	In this Agreement, unless a contrary indication appears:

(a)	any reference to a “Party” also refers to its successors in title, permitted assignees and permitted transferees;

(b)

a “Person” includes any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, unincorporated association, organization, including a government or political subdivision or an agency or instrumentality thereof or other entity of any kind or nature;

(c)	“as of” includes the day or moment referred to by it;

(d)	“including” means including without limitation (whether or not such words or similar words are set forth), and all derivate terms are to be construed accordingly;

(e)	“to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(f)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g)	terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(h)	references to USD refer to U.S. dollars and references to EUR refer to European Union Euros;

(i)	references herein to this “Agreement” shall refer to “this Agreement and the Bermuda Statutory Merger Agreement” as the context requires;

Schedule 1 Definitions

(j)

references herein (whether capitalized or not) to a specific clause, subclause, recital, Schedule, Exhibit, or Disclosure Letter shall refer, respectively, to clauses, subclauses, recitals, schedules, exhibits, or disclosure letters of this Agreement;

(k)	with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(l)	the word “or” shall be disjunctive but not exclusive;

(m)	the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(n)	“writing”, “written” and comparable terms refer to printing, typing and other means of reproducing in a visible form;

(o)	words “made available to AkzoNobel” and “made available to Axalta” and words of similar import refer to AkzoNobel Disclosed Information or Axalta Disclosed Information, as applicable;

(p)

references herein to any law shall be deemed to refer to such law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part and in effect from time to time and to all rules and regulations promulgated thereunder (whether or not such words or similar words are set forth);

(q)

if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Applicable Law, shall be extended to the next succeeding Business Day; and

(r)	references herein to “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

2.1.2	The Disclosure Letter and the Schedules are part of this Agreement.

2.1.3	Headings do not affect the interpretation of this Agreement or the rights of the Parties hereunder.

2.1.4	Where the context permits, any reference to a gender includes all gender.

Schedule 1 Definitions

Schedule 2 Stichting Support Agreement

[Attached]

Schedule 2 Stichting Support Agreement

STICHTING SUPPORT AGREEMENT

Stichting Akzo Nobel (the “Stichting”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

17 November 2025

To: Akzo Nobel N.V. (“AkzoNobel”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

Axalta Coating Systems Ltd (“Axalta”)

1050 Constitution Avenue

Philadelphia, Pennsylvania

United States of America 19112

Attention: Alex J. Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary

Email: [***]

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, New York

United States of America 1001

Attention: Mark I. Greene; Aaron M. Gruber; Edward O. Minturn

Email: [***]

Subject: Stichting Support Agreement Dear Sirs/Madams,

Reference is made to the merger agreement to be entered into on the date hereof among AkzoNobel and Axalta (the “Merger Agreement”) regarding a business combination of AkzoNobel and Axalta, which Akzo-Nobel and Axalta intend to effect through a merger (the “Merger”) under the laws of Bermuda between Axalta and a wholly-owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda on the terms and subject to the conditions in the Merger Agreement. Capitalized terms used but not otherwise defined in this agreement shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Stichting hereby irrevocably agrees with AkzoNobel and Axalta that the Stichting shall consent to and shall approve and cooperate with the implementation of the Merger and all other transactions contemplated by the Merger Agreement, to the extent the Stichting’s consent, approval or cooperation is required therefor. Specifically, and without limitation, the Stichting irrevocably agrees with AkzoNobel and Axalta that:

1.

it shall give its prior approval to the proposal to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association, pursuant to which, among other things, the AkzoNobel Priority Shares will be converted into AkzoNobel Ordinary Shares (such AkzoNobel Ordinary Shares, the “Stichting Converted Shares”) and all rights that accrue to the Stichting as sole holder of the AkzoNobel Priority Shares will lapse;

2.

it shall vote all of the AkzoNobel Priority Shares held by the Stichting from time to time in favour of the AkzoNobel Resolutions and against any resolution or other vote (stemming) that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

3.

it shall not consent to, cooperate with, take or omit to take any action that would, or would reasonably be expected to, (i) result in any Merger Condition as set forth in the Merger Agreement not being satisfied, or (ii) adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, including a material delay or postponement thereof;

4.

it hereby irrevocably waives its rights to draw up a binding list of nominees in respect of the vacancies to be filled by the MergeCo Board Nominees, unless, following prior consultation with Axalta, the Stichting deems it reasonably necessary to exercise such rights to prevent any third party from frustrating the Merger, and, for the avoidance of doubt, the Stichting hereby confirms that neither the Merger nor the other transactions contemplated by the Merger Agreement nor the nomination or appointment of the MergeCo Board Nominees as contemplated by the Merger Agreement constitutes exceptional circumstances (bijzondere omstandigheden) relating to Akzo-Nobel as referred to in Article 7 of the Stichting’s articles of association;

5.

it shall not transfer, pledge, encumber or otherwise dispose of (whether in rem or pursuant to an agreement), and shall not cooperate with or sign any documents to effect any such transfer, pledge, encumbrance or other disposal of, any AkzoNobel Priority Shares or Stichting Converted Shares, as applicable, or the voting rights attached thereto, except as expressly contemplated by this agreement or the Merger Agreement, or if such action contributes to consummation of the Merger;

6.

it shall transfer, and cooperate with and sign all documents necessary to transfer, the Stichting Converted Shares to AkzoNobel for no consideration, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time;

7.

it hereby irrevocably waives and relinquishes any rights it may have with respect to the AkzoNo-bel Priority Shares and AkzoNobel, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time; and

8.	it shall take all actions necessary to cause the dissolution of the Stichting as soon as reasonably practicable following the Amendment Time.

This agreement shall terminate as of the earliest to occur of (a) the completion of the Merger and the other transactions contemplated by the Merger Agreement (provided that the obligation reflected in paragraph 8 above and, in connection therewith, the below provisions of this agreement shall continue to apply between the parties until the Stichting has ceased to exist pursuant to its dissolution) and (b) the date that the Merger Agreement is terminated in accordance with its terms.

The undersigned for the Stichting confirm that the board of the Stichting has unanimously approved this agreement and the Stichting’s execution, delivery and performance of this agreement. For the avoidance of doubt, this letter does not restrict the statutory directors of the Stichting in their capacity as Supervisory Board members of AkzoNobel. Their commitments as Supervisory Board members of AkzoNobel towards Axalta are governed by the Merger Agreement.

No amendment of this agreement is valid unless it is in writing and signed by the parties to this agreement. Any waiver by a party under this agreement must be given specifically by notice in writing to the other parties to this agreement to that effect, provided that any waiver by the Stichting or AkzoNobel shall be subject to Axalta’s prior written consent. This agreement may be entered into in any number of counterparts, all of which taken together will constitute one and the same agreement.

Clauses 20.1, 20.4, 20.5, 20.6 and 20.11 of the Merger Agreement apply mutatis mutandis to this agreement.

Yours faithfully,

Stichting Akzo Nobel

/s/ B.J. Noteboom	/s/ W.A. Kolk
Name: B.J. Noteboom	Name: W.A. Kolk
Title: Statutory director	Title: Statutory director

Stichting Support Agreement – signature page

For acceptance:

Akzo Nobel N.V.

/s/ G.M.E. Poux-Guillaume	/s/ M.J. de Vries
Name: G.M.E. Poux-Guillaume	Name: M.J. de Vries
Title: Chief Executive Officer	Title: Chief Financial Officer

Stichting Support Agreement – signature page

For acceptance:

Axalta Coating Systems Ltd.

/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer & President

Stichting Support Agreement – signature page

Schedule 3 Joint Announcement

[Attached]

Schedule 3 Joint Announcement

AkzoNobel and Axalta to Combine in All-Stock Merger of Equals,

Creating a Premier Global Coatings Company

•	Creates a global coatings leader with $17 billion in revenue and an enterprise value of $25 billion

•	Significant value creation with approximately $600 million in cost synergies supporting strategic and capital allocation priorities

•	Combines highly complementary portfolios across end markets, driving stronger revenue growth, enhanced profitability and increased value for customers

•	Expands geographic reach, brings together world-class technology and innovation platforms and offers a full spectrum of solutions to deliver exceptional value to customers

•	Highly attractive financial profile featuring strong EBITDA margins and robust cash flow generation

•	One-tier Board to be led by current Axalta Chair Rakesh Sachdev as Chair; AkzoNobel CEO Greg Poux-Guillaume to serve as CEO of the combined company

•	Combined company to transition to a single NYSE listing; dual headquarters in Amsterdam and Philadelphia and domiciled in the Netherlands

•	Companies to host joint investor conference call November 18 at 8:30 a.m. EST / 2:30 p.m. CET

AMSTERDAM and PHILADELPHIA – November 18, 2025 – Akzo Nobel N.V. (AKZA; AKZOY) (“AkzoNobel”) and Axalta Coating Systems Ltd. (NYSE:AXTA) (“Axalta”) today announced that they have entered into a definitive agreement to combine in an all-stock merger of equals, creating a premier global coatings company with an enterprise value of approximately $25 billion.

The combination brings together two coatings industry leaders with complementary portfolios of highly regarded brands to better serve customers across key end markets and enhance value for shareholders, employees and other stakeholders. Anchored in both companies’ proud histories and broad expertise, the combined business will have a highly attractive financial profile, industry-leading innovation capabilities and a balanced global footprint spanning over 160 countries to bring global capabilities to local customers.

With attractive margins and robust cash flow generation, the combined company will be well positioned to drive substantial growth and shareholder value creation, building on 2024 revenues of approximately $17 billion and $1.5 billion in pro forma Adjusted Free Cash Flow.1,2,3 The combination is expected to drive identified and actionable run-rate synergies of approximately $600 million, 90% of which are expected to be achieved within the first three years following the close of the transaction.

Greg Poux-Guillaume, Chief Executive Officer and Chairman of the Board of Management of AkzoNobel, said, “We’re excited to enter a new chapter in our long and proud history as a leader in the paints and coatings industry. This merger will allow us to accelerate our growth ambitions by bringing together highly complementary technologies, expertise and passionate people to unlock our full combined potential. I am excited to lead our talented teams in bringing the best of both companies to our customers and shareholders, delivering outstanding value to both.”

[1]	Includes approximately $600 million of run-rate synergies.
[2]	Adjusted Free Cash Flow calculated as reported Free Cash Flow including post-tax synergies and excluding identified items.
[3]

Combined financial figures do not include adjustments necessary to align to a consistent accounting standard or set of accounting policies. All combined company financial figures represent the addition of each company’s as reported metrics inclusive of synergies where applicable.

Ben Noteboom, Chairman of the Supervisory Board of AkzoNobel stated, “This combination represents a compelling opportunity. It’s a great value proposition for all our stakeholders both in the Netherlands, where we maintain our domicile and internationally, including our shareholders, customers and employees. It will create a world leader in coatings and is a significant step that will drive sustainable growth and allow us to better serve our customers. By uniting two world-class organizations, we’re creating a strong platform for the future, built on a solid foundation of shared values and heritage.”

Chris Villavarayan, CEO and President of Axalta, stated, “We are pleased to enter into this transaction with AkzoNobel and join our best-in-class platforms to enhance innovation, develop new capabilities and further strengthen customer relationships. As our industry continues to grow and evolve, this combination with AkzoNobel enables us to do the same, with a sharper competitive edge and new avenues and opportunities for growth. Together, AkzoNobel and Axalta are positioned to establish a profitable and sustainable path forward as a leader in the coatings industry. Like AkzoNobel, we value our people as our greatest asset, and we are excited to unite our rich, innovation-focused cultures.”

Rakesh Sachdev, Chair of the Axalta Board of Directors, stated, “The Axalta Board is confident that this combination with AkzoNobel will create significant value for our shareholders as we move ahead. Led by an experienced management team with a track record of operational efficiency and excellence, we expect the meaningful synergy opportunities and enhanced financial profile of the combined company will drive substantial value creation. We look forward to joining Axalta’s and AkzoNobel’s strengths to create new opportunities across our global stakeholder base.”

Compelling Strategic and Financial Benefits of the Transaction

•

Diversified and balanced portfolio of leading brands. The merger brings together AkzoNobel’s and Axalta’s complementary portfolios to create a full spectrum offering of coatings solutions, with first-rate franchises across Powder, Aerospace, Refinish, Mobility, Marine & Protective, Industrial Coatings and Decorative Paints. The combined portfolio will be differentiated by its breadth of solutions across approximately 100 well-known brands.

•

Increased geographic scale and enhanced commercial reach. The combined company will have an enhanced global footprint spanning 173 manufacturing sites and 91 R&D facilities worldwide, enabling it to bring global capabilities to local customers. Through increased local presence in key geographies, AkzoNobel and Axalta customers are expected to benefit from deep channel access to coatings and product support, further strengthening customer relationships.

•

Enhanced capabilities to deliver customer-centric innovation. The combination will enable AkzoNobel and Axalta to deliver increasingly advanced and differentiated products by combining existing technological capabilities across end markets. Joining Axalta’s Refinish, Light Vehicle and Commercial and Industrial Coatings businesses with AkzoNobel’s Powder Coatings, Refinish, Aerospace Coatings, Marine & Protective, Industrial Coatings and Decorative Paints businesses will create an innovative platform to deliver exceptional value to customers. In addition, sharing best practices across two leading research platforms in the coatings space, is expected to accelerate high-value innovation. The combined company will have approximately $400 million combined annual R&D spend, 91 global R&D centers for local customer needs, approximately 4,200 research fellows, scientists and engineers, and approximately 3,200 granted and pending patent applications.

•

Substantial synergy opportunities driving value creation. The combination is expected to generate pre-tax run-rate synergies of approximately $600 million, with 90% of synergies expected to be achieved within the first three years following the close of the transaction. The targeted synergies are identified and actionable, arising primarily from procurement, SG&A efficiencies, footprint optimization and improved supply chain management.

•

Highly attractive financial profile with strong margins and substantial cash flow generation. Inclusive of run-rate synergies, the combined company is expected to have industry-leading profitability with strong Adjusted EBITDA margins approaching 20% and substantial cash flow generation. Revenues are expected to be approximately $17 billion, with Adjusted EBITDA of $3.3 billion and pro forma Adjusted Free Cash Flow of $1.5 billion. This will provide significant flexibility to support strategic and capital allocation priorities, including consistent capital returns through a regular dividend. Net leverage is targeted to be 2.0x to 2.5x, with a strong commitment to holding an investment grade credit rating.

Leadership, Corporate Governance and Headquarters

Upon closing, the combined company will have a one-tier Board, led by Rakesh Sachdev, current Chair of the Axalta Board of Directors. Ben Noteboom, current Chairman of the AkzoNobel Supervisory Board, will serve as Vice Chair. The Board will be composed of 11 directors – four from each company and three independent members. Of the 11 Board members, two will be executive directors and nine will be non-executive directors. Each company expects to hold its respective Extraordinary General Meeting of Shareholders tentatively in mid-2026.

Current AkzoNobel CEO, Greg Poux-Guillaume, will serve as CEO of the combined company, and current Axalta CEO, Chris Villavarayan, will serve as Deputy CEO. Current Axalta SVP and CFO, Carl Anderson, will serve as the CFO of the combined company. Current AkzoNobel CFO, Maarten de Vries, will retire from AkzoNobel prior to closing as previously announced.

The combined company will assume a new name and ticker symbol, which will be announced in due course, and will have dual headquarters in Amsterdam and Philadelphia. It will be organized under a Dutch holding company with tax residency in the Netherlands. Following a period of dual listing on Euronext Amsterdam and the New York Stock Exchange (“NYSE”), shares of the combined company’s common stock will be listed solely on NYSE.

Transaction Details

Under the terms of the agreement, which has been unanimously approved by the AkzoNobel Supervisory Board, the AkzoNobel Board of Management and the Axalta Board of Directors, Axalta shareholders will receive 0.6539 shares of AkzoNobel stock for each share of Axalta common stock owned.

In connection with the transaction, AkzoNobel will pay a special cash dividend to AkzoNobel shareholders equal to €2.5 billion minus the aggregate amount of any regular annual and interim dividends paid by AkzoNobel to AkzoNobel shareholders in 2026 prior to completion. AkzoNobel shareholders will own 55% and Axalta shareholders will own 45% of the combined company on a pro forma basis immediately after closing.

The companies expect the transaction to close in late 2026 to early 2027, subject to approval by shareholders of both AkzoNobel and Axalta, the receipt of requisite regulatory approvals, authorization for the combined company’s shares to be listed on NYSE, payment of the special dividend by AkzoNobel, completion of AkzoNobel’s works council consultation requirements and the satisfaction of other customary closing conditions.

Dividends and Share Buybacks Between Signing and Close

In light of the announced transaction, both AkzoNobel and Axalta have agreed to suspend any ongoing or announced share buyback programs, effective immediately.

AkzoNobel intends to continue paying regular ordinary dividends in line with its existing dividend policy through closing, subject to customary approvals and applicable legal requirements. No extraordinary or additional distributions are expected from either company prior to completion, other than AkzoNobel’s special dividend pursuant to the transaction terms.

Advisors

Morgan Stanley & Co International plc is serving as sole financial advisor, De Brauw Blackstone Westbroek N.V. and Davis Polk are serving as legal counsel, and FGS Global is serving as strategic communications advisor to AkzoNobel. In addition, Lazard B.V. and Wakkie+Perrick are acting as financial and legal advisors, respectively, to the Supervisory Board from AkzoNobel.

Evercore and J.P. Morgan Securities LLC are acting as co-lead financial advisors to Axalta. Incentrum Group is also providing financial advice. Additionally, Cravath, Swaine & Moore LLP and NautaDutilh N.V. are serving as legal counsel, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to Axalta.

Conference Call and Additional Materials

AkzoNobel and Axalta will host a joint investor conference call today at 8:30 a.m. EST / 2:30 p.m. CET to discuss the transaction.

The conference call will be available via live webcast on the investor relations section of each company’s website at https://www.akzonobel.com/en/investors/events and https://ir.axalta.com, or directly at the following web address: https://event.choruscall.com/mediaframe/webcast.html?webcastid=V5nvvQdI. Associated presentation materials will also be available for viewing on the respective websites prior to the call.

The conference call can also be accessed by dialing +1 (877) 407-4177 within the U.S. International numbers can access the conference call by dialing +1 (201) 689-8325 or by clicking here. An archive of the webcast will be available for one week.

About AkzoNobel

Since 1792, we’ve been supplying the innovative paints and coatings that help to color people’s lives and protect what matters most. Our world class portfolio of brands – including Dulux, International, Sikkens and Interpon – is trusted by customers around the globe. We’re active in more than 150 countries and use our expertise to sustain and enhance everyday life. Because we believe every surface is an opportunity. It’s what you’d expect from a pioneering and long-established paints company that’s dedicated to providing more sustainable solutions and preserving the best of what we have today – while creating an even better tomorrow. Let’s paint the future together.

About Axalta Coating Systems

Axalta is a global leader in the coatings industry, providing customers with innovative, colorful, beautiful and sustainable coatings solutions. From light vehicles, commercial vehicles and refinish applications to electric motors, building facades and other industrial applications, our coatings are designed to prevent corrosion, increase productivity and enhance durability. With more than 150 years of experience in the coatings industry, the global team at Axalta continues to find ways to serve our more than 100,000 customers in over 140 countries better every day with the finest coatings, application systems and technology. For more information visit axalta.com and follow us @axalta on X.

Important Information

This is a joint press release by AkzoNobel and Axalta. This joint press release is issued pursuant to the provisions of Section 17, paragraph 1 of the European Market Abuse Regulation (596/2014) in connection with the intended recommended combination, via a merger of equals, of the businesses of AkzoNobel and Axalta.

General restrictions

This communication is not for release, publication, or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication, or distribution would be unlawful.

This communication is not a prospectus and the information in this communication is not intended to be complete. This communication is for informational purposes only and is not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or an invitation or recommendation to subscribe for, acquire or buy securities of AkzoNobel or Axalta or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Any decision to purchase, subscribe for, otherwise acquire, sell or otherwise dispose of any securities must be made only on the basis of the information contained in and incorporated by reference into the prospectus with respect to the shares to be allotted by AkzoNobel in the proposed transaction once published. A prospectus in relation to the proposed transaction described in this communication is expected to be published in due course.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, AkzoNobel and Axalta disclaim any responsibility or liability for the violation of any such restrictions by any person. Neither AkzoNobel, nor Axalta, nor any of their advisors assume any responsibility for any violation by any person of any of these restrictions. Shareholders of AkzoNobel and Axalta, respectively, with any doubt as to their position should consult an appropriate professional advisor without delay.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at persons who are: (i) persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) persons falling within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise lawfully be communicated pursuant to the Order (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Additional Information and Where to Find It

In connection with the proposed transaction between AkzoNobel and Axalta, AkzoNobel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Axalta that also constitutes a prospectus with respect to the shares to be offered by AkzoNobel in the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Axalta. Each of AkzoNobel and Axalta will also file other relevant documents in connection with the proposed transaction. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents AkzoNobel and/or Axalta may file with the SEC or any other competent regulator in connection with the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF AKZONOBEL AND AXALTA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AKZONOBEL, AXALTA, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other relevant documents filed by AkzoNobel and Axalta with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC from Axalta’s investor relations webpage at https://ir.axalta.com/sec-filings/all-sec-filings or from AkzoNobel’s investor relations webpage at https://www.akzonobel.com/en/investors.

The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, AkzoNobel, Axalta and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Axalta is contained in Axalta’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC April 22, 2025, its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 13, 2025, subsequent statements of beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 2/19/2025, 2/19/25, 2/19/2025, 2/19/25, 2/19/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/4/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 3/6/2025, 8/5/2025, 8/18/2025, 8/21/2025, 9/23/2025 and 9/23/2025, and other filings made from time to time with the SEC. Information about AkzoNobel’s supervisory board members and members of the board of management is set forth in AkzoNobel’s latest annual report, as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center, and as updated from time to time via filings made by AkzoNobel with the AFM. Additional information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of Axalta security holders in connection with the proposed transaction, which may, in some cases, be different than those of Axalta’s shareholders generally, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Market data

Information provided herein as it relates to the market environment in which each of AkzoNobel and Axalta operate or any market developments or trends is based on data and reports prepared by third parties and/or AkzoNobel or Axalta based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Cautionary Statement Concerning Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, regarding, among other things, statements about management’s expectations of AkzoNobel’s and Axalta’s future operating and financial performance, product development, market position, and business strategy. Such forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “is confident,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. You are cautioned not to rely on these forward-looking statements. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AkzoNobel and Axalta are unable to achieve the synergies and value creation contemplated by the proposed transaction; AkzoNobel and Axalta are unable to promptly and effectively integrate their businesses; management’s time and attention is diverted on transaction related issues; the possibility that competing offers or acquisition proposals may be made; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of AkzoNobel or Axalta decline following the proposed transaction; legal proceedings are instituted against AkzoNobel or Axalta, including resulting expense or delay; AkzoNobel or Axalta is unable to retain or hire key personnel; the communication or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of AkzoNobel or Axalta or on AkzoNobel’s or Axalta’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the Netherlands, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent United States or Netherlands administration; the ability of AkzoNobel or Axalta to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions; the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm AkzoNobel’s or Axalta’s business, including current plans and operations and/or divert management’s attention from AkzoNobel’s or Axalta’s ongoing business operations; certain restrictions during the pendency of the acquisition that may impact AkzoNobel’s or Axalta’s ability to pursue certain business opportunities or strategic transactions; AkzoNobel’s or Axalta’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in AkzoNobel’s latest annual report as filed with the AFM, the Dutch trader register and on its website at https://www.akzonobel.com/en/investors/results-center; and the risks and uncertainties discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in Axalta’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither AkzoNobel nor Axalta assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Non-GAAP and Non-IFRS Financial Measures

This communication contains certain non-GAAP financial measures and/or non-IFRS financial measures that AkzoNobel and Axalta believe are helpful in understanding the anticipated strategic and financial benefits of the proposed transaction. AkzoNobel’s and Axalta’s management regularly use a variety of financial measures that are not in accordance with GAAP or IFRS for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures and/or non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP or IFRS measures. While AkzoNobel and Axalta believe that these non-GAAP financial measures and/or non-IFRS financial measures provide meaningful information to help shareholders understand the anticipated strategic and financial benefits of the proposed transaction, there are limitations associated with the use of these non-GAAP financial measures and/or non-IFRS financial measures. These non-GAAP financial measures and/or non-IFRS financial measures are not prepared in accordance with GAAP or IFRS, are not reported by all of AkzoNobel’s or Axalta’s competitors and may not be directly comparable to similarly titled measures of AkzoNobel’s or Axalta’s competitors due to potential differences in the exact method of calculation.

AkzoNobel Contacts

Investor Contact

Kenny Chae

+31 (0)88 - 969 0139

investor.relations@akzonobel.com

Media Contact

Diana Abrahams

+31 (0)88 - 969 7833

media.relations@akzonobel.com

Axalta Contacts

Investor Contact

Colleen Lubic

+1 (610) 999-9407

investor-relations@axalta.com

Media Contact

Patricia Morschel

+1 (302) 290-3906

media-relations@axalta.com

Schedule 4 Merger

1	Implementation of the Merger

1.1

At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, AkzoNobel Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of AkzoNobel Sub shall cease and Axalta shall continue as the surviving company pursuant to the Companies Act and shall be a wholly owned subsidiary of AkzoNobel. Axalta, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the “Surviving Corporation”.

1.2	Subject to the terms of this Agreement, the Parties shall:

(a)	on or prior to the Completion Date, execute and deliver the Bermuda Statutory Merger Agreement;

(b)

on or prior to the Completion Date, cause an application for registration of the Surviving Corporation (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under and in accordance with Section 108 of the Companies Act and to be accompanied by the documents required by Sections 108(2) and 108(3) of the Companies Act; and

(c)

cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Completion Date at the time of day mutually agreed upon by the Parties and set forth in the Merger Application.

1.3	The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Certificate of Merger.

2	Effects of the Merger

2.1	Transfer of assets and liabilities

2.1.1

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Bermuda Statutory Merger Agreement, the Certificate of Merger and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) all the property, rights, privileges, powers and franchises of Axalta and AkzoNobel Sub shall vest in the Surviving Corporation, and (ii) all debts, liabilities and duties of Axalta and AkzoNobel Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.2	Governance of the Surviving Corporation

2.2.1

The memorandum of association of AkzoNobel Sub, as in effect immediately prior to the Effective Time, shall by virtue of the Merger and without any further action be the memorandum of association of the Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such memorandum of association, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be the name as agreed in good faith between the Parties during the Interim Period, and (ii) the authorized share capital of the Surviving Corporation as provided in such memorandum of association shall be the authorized share capital of Axalta immediately prior to the Effective Time. The bye-laws of AkzoNobel Sub, as in effect immediately prior to the Effective Time, shall by virtue of the Merger and without any further action be the bye-laws of the Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such bye-laws, except that the name of the Surviving Corporation as provided in such bye-laws shall be the name as agreed in good faith between the Parties during the Interim Period.

2.2.2

The directors of AkzoNobel Sub, as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the

Schedule 4 Merger

Surviving Corporation’s bye-laws. The officers of Axalta at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s bye-laws.

2.3	Conversion of Axalta Ordinary Shares

2.3.1

At the Effective Time each outstanding and issued ordinary share of Axalta, with par value of USD 1.00 (an “Axalta Ordinary Share”), issued immediately prior to the Effective Time (other than Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) shall be automatically converted into the right to receive 0.6539 (the “Exchange Ratio”) of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, with par value of EUR 0.50 each (such AkzoNobel Ordinary Shares, the “AkzoNobel Share Consideration”).

2.3.2

All Axalta Ordinary Shares that are owned by Axalta as treasury shares immediately prior to the Effective Time and any Axalta Ordinary Shares owned by AkzoNobel, AkzoNobel Sub or any other direct or indirect wholly owned Subsidiary of AkzoNobel immediately prior to the Effective Time shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be due or delivered in exchange therefor.

2.3.3	At the Effective Time,

(a)	each Axalta Ordinary Share shall be transferred to AkzoNobel in accordance with clause 4 of this Schedule 4; and

(b)

the holders of Book Entry Shares and the holders of certificates that, immediately prior to the Effective Time, represented outstanding Axalta Ordinary Shares (the “Certificates”) shall cease to have any rights with respect thereto other than the right to, receive the AkzoNobel Share Consideration, without any interest thereon, for each such Axalta Ordinary Share.

2.3.4

If at any time between the date of this Agreement and the Effective Time any change in the number of issued Axalta Ordinary Shares or issued and outstanding AkzoNobel Ordinary Shares shall occur as a result of:

(a)	any reclassification, recapitalization, stock split (including a reverse stock split);

(b)	combination, exchange or readjustment of shares;

(c)	any stock dividend with a record date during such period; or

(d)

any dividend or distribution in the form of securities of Axalta or AkzoNobel, respectively, or in a Subsidiary of Axalta or AkzoNobel, respectively, or securities convertible into Axalta Ordinary Shares or AkzoNobel Ordinary Shares, respectively, in each case, with a record date during such period, the amount of the AkzoNobel Share Consideration as provided in clause 2.3.1 shall be equitably adjusted to reflect such change; provided that, for the avoidance of doubt, nothing in this clause 2.3.4 shall permit AkzoNobel or Axalta to take any actions in violation of clause 12.1 (Conduct during Interim Period) of the Agreement.

2.3.5

No fraction of an AkzoNobel Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share (after aggregating all fractional AkzoNobel Ordinary Shares that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s) or Book Entry Share(s), or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in clause 4.1.9 of this Schedule 4, receive compensation in accordance with either option (a) or option (b) below, at the election of MergeCo:

(a)	the compensation shall be an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) such fraction, multiplied by (ii) the average of the per share closing

Schedule 4 Merger

prices of AkzoNobel Ordinary Shares reported on Euronext Amsterdam during the five (5) consecutive trading days ending on the trading day immediately preceding the Completion Date; or

(b)	the compensation shall be an amount determined in accordance with the following:

(i)

AkzoNobel shall issue immediately following the Effective Time to the Exchange Agent a number of AkzoNobel Ordinary Shares resulting from aggregating the fractional entitlements of all Axalta Registered Shareholders (rounded downwards to the nearest whole AkzoNobel Ordinary Share) (the “Excess Shares”). The Excess Shares shall be issued and paid up in accordance with clause 4 and shall be held by the Exchange Agent solely for the account and benefit of the Axalta Registered Shareholders who would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share;

(ii)

following the Effective Time, the Exchange Agent, as agent for each such Axalta Registered Shareholder, shall sell the Excess Shares at then prevailing prices on the NYSE in accordance with the remainder of this clause 2.3.5. The Exchange Agent shall use reasonable best efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s reasonable judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions, but in any case within five (5) trading days after the Completion Date; and

(iii)

the Exchange Agent shall determine the portion of the proceeds from such sale of Excess Shares to which each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share shall be entitled, by multiplying the amount of the aggregate proceeds from the sale of all Excess Shares by a fraction (y) the numerator of which is the fractional share interest to which such Axalta Registered Shareholder would otherwise have been entitled (after taking into account all Axalta Ordinary Shares held immediately prior to the Effective Time by such Axalta Registered Shareholder) and (z) the denominator of which is the aggregate fractional entitlements of all Axalta Registered Shareholders (unrounded).

2.4	Shares of Dissenting Shareholders

2.4.1

At the Effective Time and subject to Applicable Law, (i) each Dissenting Share shall be converted into the right to receive the AkzoNobel Share Consideration from the Exchange Agent in accordance with clause 4 of this Schedule 4, and (ii) if the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the AkzoNobel Share Consideration, then in addition to such AkzoNobel Share Consideration, any Dissenting Shareholders shall be entitled to receive, following the decision of the court, a cash payment equal to the difference between the Appraised Fair Value and the value of the AkzoNobel Share Consideration from the Surviving Corporation by payment within one (1) month after the Appraised Fair Value is finally determined pursuant to such appraisal procedure.

2.4.2	Axalta shall promptly notify AkzoNobel of:

(a)

any demands for appraisal of Dissenting Shares or attempted withdrawal or withdrawals of such demands for appraisal received by Axalta, and any other instruments served under the Companies Act and received by Axalta relating to any Dissenting Shareholder’s right to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares; and (B) to the extent that Axalta has knowledge, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares; and

(b)

to the extent permitted by Applicable Law, the opportunity to participate with Axalta in any and all negotiations and proceedings with respect to any written demands for appraisal under the Companies Act.

Schedule 4 Merger

2.4.3

Neither Axalta nor AkzoNobel shall, without the prior written consent of the other, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Companies Act.

2.5	Conversion of AkzoNobel Sub shares

Each AkzoNobel Sub Share in issue immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Surviving Corporation. For the avoidance of doubt, the ordinary shares of the Surviving Corporation referred to in the immediately preceding sentence shall not be entitled to, and shall not be converted into the right to, receive the AkzoNobel Share Consideration pursuant to this clause 2.

3	Exchange Agent

3.1

Prior to the initial filing of the Form F-4, AkzoNobel and Axalta shall jointly appoint a United States bank or trust company or other independent financial institution in the United States (or Affiliate thereof) (the “Exchange Agent”) to act as exchange agent for the Merger and to deliver the AkzoNobel Share Consideration to former Axalta Registered Shareholders.

3.2

AkzoNobel and Axalta shall enter into an exchange agent agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement, including with regard to the contribution of the Axalta Ordinary Shares to AkzoNobel pursuant to clause 4 of this Schedule 4.

4	Issuance and delivery of AkzoNobel Ordinary Shares

4.1	Contribution in kind and issuance of AkzoNobel Ordinary Shares

4.1.1	Immediately following the Effective Time, and in accordance with the provisions of Section 2:94b DCC:

(a)

the Exchange Agent, acting as exchange agent and solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2), shall contribute, solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2), all of the issued and outstanding Axalta Ordinary Shares that were held by the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) pursuant to clause 1.2 to AkzoNobel, as a contribution in kind; and

(b)

in consideration of this contribution in kind, AkzoNobel shall issue and deliver to the Exchange Agent solely for the account and benefit of the former Axalta Registered Shareholders (other than the holders of Axalta Ordinary Shares to be cancelled pursuant to clause 2.3.2) the aggregate number of AkzoNobel Ordinary Shares to be issued pursuant to clause 2.3.1.

4.1.2

In addition, MergeCo shall (if it does not elect to compensate for fractional entitlements to AkzoNobel Ordinary Shares in accordance with clause 2.3.5(b)) make available necessary cash in an amount sufficient for payment in lieu of fractional shares pursuant to clause 2.3.5(a) and any dividends or distribution to which holders of Axalta Ordinary Shares may be entitled pursuant to clause 4.1.10.

4.1.3

Promptly after the Effective Time (and in any event within five (5) Business Days after the Effective Time), MergeCo shall cause the Exchange Agent to mail to each former Axalta Registered Shareholder whose shares were converted into the right to receive the AkzoNobel Share Consideration pursuant to clause 2.3.1: a letter of transmittal, in customary form, and instructions for use, the form and substance of which letter of transmittal and instructions shall be as reasonably agreed to by Axalta and AkzoNobel and prepared prior to Completion.

4.1.4

Upon receipt of an “agent’s message” by the Exchange Agent in connection with the transfer of a Book Entry Share or surrender of a Certificate for cancellation to the Exchange Agent, in each case together

Schedule 4 Merger

with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and with such other documents as may be required pursuant to such instructions, the holder of such Book Entry Share or Certificate shall be entitled to receive in exchange therefor, subject to any required withholding of Taxes, the AkzoNobel Share Consideration. This includes cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to any AkzoNobel Share Consideration pursuant to clause 4.1.10, if any, in each case pursuant to the provisions of this clause 4.1.4, and the Book Entry Share so transferred or Certificate so surrendered shall forthwith be cancelled. AkzoNobel and Axalta shall cooperate to establish procedures with the Exchange Agent and the Depository Trust Company (“DTC”) to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of Book Entry Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the applicable AkzoNobel Share Consideration (including any cash in lieu of the issuance of any fractional shares and any dividends or distributions payable with respect to any AkzoNobel Share Consideration pursuant to clause 4.1.10, if any) to be issued or paid pursuant to the provisions of this clause 4.1.4.

4.1.5

No interest will be paid to holders of Book Entry Shares or Certificates in connection with, or accrued on the AkzoNobel Share Consideration or dividends or distributions payable with respect to, AkzoNobel Share Consideration.

4.1.6

If any AkzoNobel Share Consideration is to be paid to a Person other than an Axalta Registered Shareholder in whose name the Book Entry Share transferred or Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other Taxes required by reason of payment of the AkzoNobel Share Consideration to a Person other than the Axalta Registered Shareholder owning the Book Entry Share transferred or Certificate surrendered, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not applicable.

4.1.7

At and after the Effective Time, there shall be no transfers on the share transfer books of Axalta of the Axalta Ordinary Shares that were outstanding immediately prior to the Effective Time other than the transfer of the Axalta Ordinary Shares to AkzoNobel under this clause 4. If, after the Effective Time, Certificates or Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the AkzoNobel Share Consideration pursuant to this clause 4.1, except as otherwise provided by Applicable Law.

4.1.8

If any Certificate or Book Entry Share shall not have been surrendered or transferred, respectively, prior to the date on which any AkzoNobel Share Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity pursuant to Applicable Law, any such AkzoNobel Share Consideration in respect of such Certificate or Book Entry Share shall, to the extent permitted by Applicable Law, become the property of MergeCo or the Surviving Corporation. Any Axalta Registered Shareholder of such Certificate or Book Entry Share who has not complied with this clause 4.1.8 shall thereafter look only to MergeCo for payment of their claim for AkzoNobel Share Consideration (and any amounts owed pursuant to clause 2.3.5) in respect thereof.

4.1.9

If any Certificate has been lost, stolen or destroyed, the Person claiming the Certificate to be lost, stolen or destroyed shall make an affidavit of that fact in a form reasonably satisfactory to MergeCo and the Exchange Agent, and if required by MergeCo or the Exchange Agent, to post a bond in such reasonable and customary amount as MergeCo or the Exchange Agent may so require. Upon completion of these requirements, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the AkzoNobel Share Consideration (and any amounts owed pursuant to clause 2.3.5) to which such Person is entitled in respect of such Certificate pursuant to this clause 4.1.9.

4.1.10

Whenever a dividend or other distribution is declared or made after the date of this Agreement with respect to AkzoNobel Ordinary Shares with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all AkzoNobel Ordinary Shares issuable pursuant to

Schedule 4 Merger

this Agreement as at that record date. No dividends or other distributions declared or made after the date of this Agreement with respect to AkzoNobel Ordinary Shares with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to clause 2.3.5 will be paid to the Axalta Registered Shareholder owning any unsurrendered Certificates or Book Entry Shares with respect to AkzoNobel Ordinary Shares represented thereby until the Axalta Registered Shareholders of such Certificates or Book Entry Shares shall surrender such Certificates or Book Entry Shares.

4.1.11

Subject to Applicable Law, once any such Certificates or Book Entry Shares are surrendered, the Exchange Agent shall deliver to the Axalta Registered Shareholders of such Certificates or such Book Entry Shares, as applicable, without interest:

(a)

promptly after such surrender, such number of whole AkzoNobel Ordinary Shares issued in exchange for the Axalta Ordinary Shares represented by such Certificates or Book Entry Shares pursuant to clause 2.3.1, along with payment in lieu of fractional shares pursuant to clause 2.3.5 and the amount of any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole AkzoNobel Ordinary Shares; and

(b)

at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole AkzoNobel Ordinary Shares.

Schedule 4 Merger

Schedule 5 AkzoNobel Resolutions

The AkzoNobel Resolutions are the following resolutions:

(a)	to approve AkzoNobel entering into the Merger and the other actions contemplated in this Agreement, including for purposes of Section 2:107a of the DCC;

(b)	to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association;

(c)	to adopt the Merger Share Issuance;

(d)	to appoint, or reappoint as the case may be, the relevant Person(s) as members of the MergeCo Board as contemplated by clause 7.2.1, with effect as of the Amendment Time;

(e)

to give full and final discharge to the AkzoNobel Board of Management members, for their acts of management up to the moment immediately prior to the Merger to the extent permitted under Applicable Law;

(f)	to give full and final discharge to the AkzoNobel Supervisory Board members for their acts of supervision up to the moment immediately prior to the Merger to the extent permitted under Applicable Law;

(g)	to adopt the MergeCo Remuneration Policy with effect as of the Amendment Time; and

(h)	to adopt the MergeCo Authorizations with effect as of the Amendment Time.

Schedule 5 AkzoNobel Resolutions

Schedule 6 Axalta Resolutions

The Axalta Resolutions are the following resolutions:

(a)	to approve and adopt the Axalta Pre-Merger Bye-Laws;

(b)	to approve and adopt the Merger, the Agreement and the Bermuda Statutory Merger Agreement and the consummation of the transactions contemplated therein, including the Merger; and

(c)

to approve the adjournment of the Axalta special general meeting to solicit additional proxies if there are not sufficient votes at the time of the Axalta special general meeting to approve the resolution at (b) above.

Schedule 6 Axalta Resolutions

Schedule 7 Interim Period: AkzoNobel

During the Interim Period, and subject to applicable Competition Laws, AkzoNobel shall not, and it shall procure that their respective Subsidiaries shall not, without the prior written consent of Axalta (which shall not unreasonably be withheld, conditioned or delayed):

(a)

amend, or allow any member of the AkzoNobel Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of AkzoNobel’s Subsidiaries, for such amendments that do not and would not reasonably be expected to have an adverse effect on the Merger and are not and would not reasonably be expected to be materially adverse to Axalta or its Affiliates;

(b)	amend or enter into, or allow any member of the AkzoNobel Group to amend or enter into, share splits, combinations, subdivisions, or amendments to or reclassification of shares;

(c)

other than, in each case, (i) in the ordinary course of business in respect of any members of the AkzoNobel Group other than AkzoNobel or (ii) in respect of AkzoNobel, in connection with the Pre-Completion Distribution, (1) declare, set aside or pay any dividend or make any other distribution (whether in cash, shares or property or any combination thereof) with respect to any shares or other equity or voting interests, (2) execute any share repurchases (whether or not announced and whether on an individual basis or as part of a program), or (3) redeem, purchase or otherwise acquire any of its shares, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings of the AkzoNobel Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any AkzoNobel Equity Plan as in effect as of the date of this Agreement (or any AkzoNobel Equity Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(d)

other than, in each case, between wholly-owned members of the AkzoNobel Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, or, issue any shares or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests for which the consideration would exceed an amount of EUR 50,000,000 (fifty million euro) in the aggregate, other than (i) the issuance of AkzoNobel Ordinary Shares which AkzoNobel holds in its own capital in connection with the vesting, settlement or exercise of AkzoNobel Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any AkzoNobel Equity Plans as in effect as of the date of this Agreement (or any AkzoNobel Equity Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement) or (ii) the transfer of AkzoNobel Ordinary Shares which AkzoNobel holds in its own share capital to AkzoNobel shareholders who submit their share certificates, each consisting of the ownership certificate proper and the dividend sheet with coupons (possibly including talon), to AkzoNobel in accordance with article 59.1 of AkzoNobel’s articles of association;

(e)

other than, in each case, between wholly-owned members of the AkzoNobel Group, directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other Person, which acquisition or connected series of acquisitions would exceed an amount of EUR 100,000,000 (one hundred million euros) in the aggregate;

Schedule 7 Interim Period: AkzoNobel

(f)

other than, in each case, (x) factoring of receivables from commercial transactions on arm’s length terms in the ordinary course of business and consistent with past practice, (y) commercial transactions in the ordinary course of business and consistent with past practice or (z) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

(g)

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to the AkzoNobel Group, taken as a whole;

(h)

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of the AkzoNobel Group to voluntarily terminate or materially modify, any permit that is material to the AkzoNobel Group, taken as a whole;

(i)

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among any member of the AkzoNobel Group in each case in the ordinary course of business and consistent with past practice, directly or through AkzoNobel’s in-house bank;

(j)

(1) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (A) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practices, (B) indebtedness incurred between AkzoNobel and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or guarantees by AkzoNobel of indebtedness of any wholly-owned Subsidiary of AkzoNobel, in each case in the ordinary course of business consistent with past practice, (C) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practices, (D) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practices, or (E) any indebtedness that does not exceed EUR 130,000,000 (one hundred thirty million euro), or (2) take any action that would violate applicable securities laws;

(k)

except to the extent required by the terms of any AkzoNobel Benefit Plan or Labour Agreement as in effect as of the date of this Agreement (or any AkzoNobel Benefit Plan or Labour Agreement established, adopted or amended following the date of this Agreement as permitted under this Agreement), or Applicable Law, (1) increase any compensation or benefit of, or enter into or amend any employment, severance or termination agreement with (A) any current or former member of AkzoNobel’s executive committee (together, “AkzoNobel Senior Management”) or (B) other than in the ordinary course of business consistent with past practice, any other current or former AkzoNobel Service Provider, (2) grant any bonuses to (A) any member of the AkzoNobel Senior Management or (B) other than cash bonuses in the ordinary course of business consistent with past practice, any other current or former AkzoNobel Service Provider, in each case, other than any annual cash bonuses granted pursuant to the terms of the applicable AkzoNobel Benefit Plan as in effect as of the date of this Agreement or any AkzoNobel Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement, (3) except as contemplated by clause (1)(B) above, establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any AkzoNobel Benefit Plan or Labour Agreement or any plan, program, agreement or arrangement that would constitute an AkzoNobel Benefit Plan or Labour Agreement if in effect as of the date of this Agreement (in each case, except for amendments required by Applicable Law), (4) except as contemplated by clause (2)(B) above, accelerate the vesting of any compensation or benefits for the benefit of any current or former AkzoNobel Service Provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any

Schedule 7 Interim Period: AkzoNobel

AkzoNobel Benefit Plan, including any AkzoNobel Equity Awards, (5) grant to any current or former AkzoNobel Service Provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that AkzoNobel may pay severance to any current or former AkzoNobel Service Provider other than any member of AkzoNobel Senior Management (A) in accordance with the terms of the applicable AkzoNobel Benefit Plan as in effect as of the date of this Agreement (or any AkzoNobel Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement) or (B) in the ordinary course of business consistent with past practice, (6) hire or terminate the employment of any AkzoNobel Service Provider (other than (A) a termination for “cause” as determined in good faith or (B) hiring or terminating any AkzoNobel Service Provider who is not an AkzoNobel Senior Management member in the ordinary course of business consistent with past practice) or (7) promote any Person to an AkzoNobel Senior Management position;

(l)

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labour organization, works council, trade union, or other labour association, other than pursuant to any acquisition permitted under limb (e);

(m)

make or authorize any capital expenditures (excluding, for the avoidance of doubt, any existing obligations under asset purchase agreements or share purchase agreements entered into by AkzoNobel prior to the date of this Agreement, as disclosed to Axalta) in excess of EUR 385,000,000 (three hundred eighty-five million euros) in the aggregate on an annual basis;

(n)

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the AkzoNobel Group or of any business unit/division of the AkzoNobel Group, except as may be required by Dutch GAAP, IFRS or a change in Applicable Law;

(o)

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of AkzoNobel, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its Subsidiaries or (iii) otherwise materially reorganize the AkzoNobel Group’s internal corporate structure;

(p)

(i) make, change or rescind any material Tax election, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of Taxes in excess of the amount reserved for in the annual accounts of AkzoNobel, (iii) make an amendment to any Tax Return already filed that would result in a material increase in Taxes due, (iv) enter into an agreement with any Governmental Authority with respect to a material amount of Taxes (but excluding the extension of an existing Disclosed agreement on materially similar terms), (v) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement with a Person other than AkzoNobel or any of its Subsidiaries that is binding on AkzoNobel or its Subsidiaries, (vi) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of Taxes, (vii) consent to the extension or waiver of the limitation period appliable to any Tax matter with respect to a material amount of Taxes (except in the ordinary course of business), (viii) change the tax residency of AkzoNobel or (ix) create a permanent establishment of AkzoNobel in any jurisdiction outside the jurisdiction of incorporation of AkzoNobel;

(q)

(i) sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material AkzoNobel Intellectual Property (other than granting non-exclusive licenses in the ordinary course of business), (ii) disclose to any Person (other than Axalta and its Affiliates), or allow to fall into the public domain, any material confidential information, or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material AkzoNobel Intellectual Property;

Schedule 7 Interim Period: AkzoNobel

(r)	settle any litigation or arbitration proceedings in excess of EUR 50,000,000 (fifty million euro) in the aggregate;

(s)	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the Merger Conditions not being satisfied on a timely basis; or

(t)	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

Schedule 7 Interim Period: AkzoNobel

Schedule 8 Interim Period: Axalta

During the Interim Period, and subject to applicable Competition Laws, Axalta shall not, and it shall procure that their respective Subsidiaries shall not, without the prior written consent of AkzoNobel (which shall not unreasonably be withheld, conditioned or delayed):

(a)

amend, or allow any member of the Axalta Group to amend, its articles of association, memorandum of association, bye-laws, board rules or equivalent organizational documents, except, with respect to the organizational documents of any of Axalta’s Subsidiaries for such amendments that do not and would not reasonably be expected to have an adverse effect on the Merger and are not and would not reasonably be expected to be materially adverse to AkzoNobel or its Affiliates;

(b)	amend or enter into, or allow any member of the Axalta Group to amend or enter into, stock splits, combinations, subdivisions, or amendments to or reclassification of stock;

(c)

other than in the ordinary course of business between members of the Axalta Group other than Axalta, (1) declare, set aside or pay any dividend or make any other distribution (whether in cash, shares or property or any combination thereof) with respect to any shares of its capital stock or other equity or voting interests, (2) execute any share repurchases (whether or not announced and whether on an individual basis or as part of a program), or (3) redeem, purchase or otherwise acquire any of its shares of capital stock, or other equity or voting interest, or any options, warrants, calls or rights to acquire any such stock or other securities, other than in connection with Tax withholdings or payment of exercise price with Axalta Ordinary Shares in connection with the vesting, settlement or exercise of Axalta Options, Axalta RSUs and Axalta PSUs, that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(d)

other than, in each case, between wholly-owned members of the Axalta Group, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, or, issue any shares of capital stock or other equity or voting interests or any securities convertible into, exchangeable or exercisable for or representing the right to subscribe for, purchase or otherwise receive any such shares or interests for which the consideration would exceed an amount of USD 60,000,000 (sixty million dollars) in the aggregate, other than the issuance of Axalta Ordinary Shares in connection with the vesting, settlement or exercise of Axalta Equity Awards that are outstanding as of the date of this Agreement (or granted following the date of this Agreement as permitted by this Agreement) or as otherwise required by any Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement);

(e)

other than, in each case, between wholly-owned members of the Axalta Group, (i) directly or indirectly acquire, or agree to acquire, in any manner, including by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or all or a portion of the outstanding equity interests in, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof, or make any investment in any other Person, which acquisition or connected series of acquisitions would exceed an amount of USD 120,000,000 (one hundred twenty million dollars) in the aggregate;

(f)

other than, in each case, (x) factoring of receivables from commercial transactions on arm’s length terms in the ordinary course of business and consistent with past practice, (y) commercial transactions in the ordinary course of business and consistent with past practice or (z) with respect to obsolete properties or assets, directly or indirectly transfer, sell, lease, sublease, license, sublicense, pledge, mortgage or otherwise dispose of or encumber any material properties, material assets or material rights or any interests therein;

Schedule 8 Interim Period: Axalta

(g)

other than in the ordinary course of business and consistent with past practice, renew, modify or amend, or accelerate, terminate, waive or cancel, any agreement that is material to the Axalta Group, taken as a whole;

(h)

other than in the ordinary course of business and consistent with past practice, voluntarily terminate or materially modify, or allow any member of the Axalta Group to voluntarily terminate or materially modify, any permit that is material to the Axalta Group, taken as a whole;

(i)

except for trade credits, business incentive plan payments and loans to customers, in each case, made in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among any member of the Axalta Group in each case in the ordinary course of business and consistent with past practice, directly or through Axalta’s in-house bank;

(j)

(1) incur, create, assume or otherwise become liable or responsible for any indebtedness for borrowed money or guarantees thereof or issue any debt securities, except for (A) any letters of credit, letters of guarantee or replacements thereof, in each case in the ordinary course of business consistent with past practices, (B) indebtedness incurred between Axalta and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or guarantees by Axalta of indebtedness of any wholly-owned Subsidiary of Axalta, in each case in the ordinary course of business consistent with past practice, (C) purchase money debt, capital leases or guarantees thereof in the ordinary course of business and consistent with past practices, (D) trade payables or other short-term borrowings incurred in the ordinary course of business and consistent with past practices, or (E) any indebtedness that does not exceed USD 150,000,000 (one hundred fifty million dollars), or (2) take any action that would violate applicable securities laws;

(k)

except to the extent required by the terms of any Axalta Benefit Plan or Labour Agreement as in effect as of the date of this Agreement (or any Axalta Benefit Plan or Labour Agreement established, adopted or amended following the date of this Agreement as permitted under this Agreement), or Applicable Law, (1) increase any compensation or benefit of, or enter into or amend any employment, severance or termination agreement with (A) any current or former member of Axalta’s executive committee, excluding any current non-executive director in his or her capacity as such (together, “Axalta Senior Management”) or (B) other than in the ordinary course of business consistent with past practice, any other current or former Axalta Service Provider, (2) grant any bonuses to (A) any member of the Axalta Senior Management or (B) other than cash bonuses in the ordinary course of business consistent with past practice, any other current or former Axalta Service Provider, in each case, other than any annual cash bonuses granted pursuant to the terms of the applicable Axalta Benefit Plan as in effect as of the date of this Agreement or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this Agreement, (3) except as contemplated by clause (1)(B) above, establish, adopt, extend, renew, enter into or amend (other than immaterial amendments that do not increase compensation or benefits) any Axalta Benefit Plan or Labour Agreement or any plan, program, agreement or arrangement that would constitute an Axalta Benefit Plan or Labour Agreement if in effect as of the date of this Agreement (in each case, except for amendments required by Applicable Law), (4) except as contemplated by clause (2)(B) above, accelerate the vesting of any compensation or benefits for the benefit of any current or former Axalta Service Provider or grant or amend (other than immaterial amendments that do not increase compensation or benefits) any award under any Axalta Benefit Plan, including any Axalta Equity Awards, (5) grant to any current or former Axalta Service Provider any right to receive any severance, change-in-control, retention, termination or similar compensation or benefits or increases therein, provided that Axalta may pay severance to any current or former Axalta Service Provider other than any member of Axalta Senior Management (A) in accordance with the terms of the applicable Axalta Benefit Plan as in effect as of the date of this Agreement (or any Axalta Benefit Plan established, adopted or amended following the date of this Agreement as permitted under this

Schedule 8 Interim Period: Axalta

Agreement) or (B) in the ordinary course of business consistent with past practice, (6) hire or terminate the employment of any Axalta Service Provider (other than (A) a termination for “cause” as determined in good faith or (B) hiring or terminating any Axalta Service Provider who is not an Axalta Senior Management member in the ordinary course of business consistent with past practice) or (7) promote any Person to an Axalta Senior Management position;

(l)

enter into, materially amend or terminate any collective bargaining agreement or any other material agreement with any labour organization, works council, trade union, or other labour association, other than pursuant to any acquisition permitted under limb (e);

(m)

make or authorize any capital expenditures (excluding, for the avoidance of doubt, any existing obligations under asset purchase agreements or share purchase agreements entered into by Axalta prior to the date of this Agreement, as disclosed to AkzoNobel) in excess of USD 245,000,000 (two hundred forty-five million dollars) in the aggregate on an annual basis;

(n)

make any material change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Axalta Group or of any business unit/division of the Axalta Group, except as may be required by U.S. GAAP or a change in Applicable Law;

(o)

adopt, authorize or announce an intention to (i) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of Axalta, (ii) adopt a plan of complete or partial liquidation, dissolution or merger of any of its Subsidiaries or (iii) otherwise materially reorganize the Axalta Group’s internal corporate structure;

(p)

(i) make, change or rescind any material Tax election, (ii) settle or compromise any material Tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy with respect to a material amount of Taxes in excess of the amount reserved for in the annual accounts of Axalta, (iii) make an amendment to any Tax Return already filed that would result in a material increase in Taxes due, (iv) enter into an agreement with any Governmental Authority with respect to a material amount of Taxes (but excluding the extension of an existing Disclosed agreement on materially similar terms), (v) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement with a Person other than Axalta or any of its Subsidiaries that is binding on Axalta or its Subsidiaries, (vi) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund with respect to a material amount of Taxes, (vii) consent to the extension or waiver of the limitation period appliable to any Tax matter with respect to a material amount of Taxes (except in the ordinary course of business), (viii) change the tax residency of Axalta or (ix) create a permanent establishment of Axalta in any jurisdiction outside the jurisdiction of incorporation of Axalta;

(q)

(i) sell, lease, modify, assign, transfer, license, sublicense or otherwise encumber any material Axalta Intellectual Property (other than granting non-exclusive licenses in the ordinary course of business), (ii) disclose to any Person (other than AkzoNobel and its Affiliates), or allow to fall into the public domain, any material confidential information, or (iii) abandon, permit to lapse or otherwise fail to maintain, defend, enforce and protect its interest in any material Axalta Intellectual Property;

(r)	settle any litigation or arbitration proceedings in excess of USD 60,000,000 (sixty million dollars) in the aggregate;

(s)	not, directly or indirectly, take any action that is intended or would reasonably be expected to result in any of the Merger Conditions not being satisfied on a timely basis; or

(t)	agree, resolve, authorize or commit in writing to do or take any of the foregoing actions.

Schedule 8 Interim Period: Axalta

Schedule 9 Representations and Warranties of AkzoNobel

1	Organization and Good Standing

1.1

Each of AkzoNobel and AkzoNobel’s Subsidiaries is an entity duly incorporated, validly existing and in good standing (where such concept is recognized under Applicable Law) under the Applicable Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

1.2

Each of AkzoNobel and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

1.3	The AkzoNobel Disclosed Information includes true and complete copies of the organizational documents of AkzoNobel.

2	Capitalisation

2.1

The authorized share capital of AkzoNobel as issued under its articles of association (the “AkzoNobel Ordinary Shares”), as of the date of this Agreement consists of 500,000,000 ordinary shares of EUR 0.50 par value per share, 200,000,000 cumulative preferred shares of EUR 0.50 par value per share (“AkzoNobel Preferred Shares”) and 48 priority shares of EUR 400 par value per share (“AkzoNobel Priority Shares”). The AkzoNobel Ordinary Shares, the AkzoNobel Preferred Shares and the AkzoNobel Priority Shares are collectively referred to herein as the “AkzoNobel Shares”. As of 13 November 2025 (the “Capitalisation Date”), (i) 171,044,751 AkzoNobel Ordinary Shares were issued and outstanding, (ii) 298,090 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel RSUs if applicable terms and conditions are met at target performance level, (iii) 692,602 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel PSUs if applicable terms and conditions are met at target performance level, (iv) 26,797 AkzoNobel Ordinary Shares were issuable in respect of outstanding AkzoNobel SMRs if applicable terms and conditions are met at target performance level, (v) no AkzoNobel Preferred Shares were issued and outstanding, (vi) 48 AkzoNobel Priority Shares were issued and outstanding and held by Stichting Akzo Nobel, (vii) 17,181 bearer share certificates issued by AkzoNobel were outstanding, and (viii) no AkzoNobel Shares were held by AkzoNobel, other than 17,181 AkzoNobel Ordinary Shares registered in the name of AkzoNobel in respect of non- surrendered bearer share certificates. As of the date of this Agreement, each of the outstanding shares of capital stock or other equity interests in each of AkzoNobel and its Subsidiaries, in each case that is subject to issuance, is duly authorized, and validly issued. Since the Capitalisation Date through the date hereof, neither AkzoNobel nor any of its Subsidiaries has issued any AkzoNobel Securities or incurred any obligation to make any payments based on the price or value of any AkzoNobel Securities, other than issuances of AkzoNobel Ordinary Shares pursuant to the exercise or the vesting and settlement, as applicable, of AkzoNobel Equity Awards outstanding as of the Capitalisation Date.

2.2

All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of AkzoNobel are owned, directly or indirectly, by AkzoNobel, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), except, in each case for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable laws.

2.3	Except as set forth in clause 2.1 above, AkzoNobel warrants, as of the Capitalisation Date, there were no issued:

(a)	shares in the share capital of AkzoNobel or other voting securities of or ownership interests in AkzoNobel;

Schedule 9 Representations and Warranties of AkzoNobel

(b)

securities of AkzoNobel or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of AkzoNobel or any of its Subsidiaries or other voting securities of or ownership interests in AkzoNobel or any of its Subsidiaries;

(c)

warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from AkzoNobel or any of its Subsidiaries, or other obligations of AkzoNobel or any of its Subsidiaries to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in AkzoNobel or any of its Subsidiaries; or

(d)

stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in AkzoNobel or any of its Subsidiaries, in each case issued by AkzoNobel or its Subsidiaries, (the items in (a) through (d) being referred to collectively as the “AkzoNobel Securities”).

2.4	Except as Disclosed in the AkzoNobel Disclosed Information,

(a)

there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate AkzoNobel or any of its Subsidiaries to issue or sell any AkzoNobel Securities, or give any Person a right to subscribe for or acquire from AkzoNobel or any AkzoNobel Affiliate any AkzoNobel Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding;

(b)	there are no voting trusts, proxies or other agreements, arrangements or commitments to which AkzoNobel or any of its Subsidiaries is a party with respect to the voting of any AkzoNobel Securities;

(c)

there are no bonds, debentures or notes issued by AkzoNobel or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exercisable for securities having the right to vote) together with shareholders of AkzoNobel on any matters with respect to AkzoNobel; and

(d)

there are no outstanding obligations of AkzoNobel or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the AkzoNobel Securities, or granting any pre-emptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any AkzoNobel Securities, except that holders of bearer share certificates issued by AkzoNobel may until January 2, 2026 surrender such bearer share certificates for a corresponding number of AkzoNobel Ordinary Shares. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to AkzoNobel or any Subsidiary of AkzoNobel that is applicable to the Merger.

2.5

The AkzoNobel Disclosed Information includes, as of the Capitalisation Date, a true, complete and correct list of each outstanding AkzoNobel Equity Award, including (i) the holder of such AkzoNobel Equity Award, (ii) the number of AkzoNobel Ordinary Shares underlying each AkzoNobel Equity Award including at target and maximum performance levels; (iii) the date on which the AkzoNobel Equity Award was granted and the AkzoNobel Equity Plan under which it was granted; and (iv) the expiration date of each AkzoNobel Equity Award, if applicable. All AkzoNobel Equity Awards were granted under the award agreements (or forms thereof) provided in the AkzoNobel Disclosed Information.

2.6

Each grant of an AkzoNobel Equity Award was validly issued and properly approved by the AkzoNobel Boards (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Law, and recorded on the books and records of AkzoNobel, and no such grants involved any “back dating”, “forward dating” or similar practices with respect to the effective date of grant.

Schedule 9 Representations and Warranties of AkzoNobel

2.7	None of the AkzoNobel Securities are owned by any Subsidiary of AkzoNobel.

2.8

Except for the AkzoNobel Securities of a Subsidiary of AkzoNobel, neither AkzoNobel nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (other than AkzoNobel’s Subsidiaries), or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise, which does not include providing credit for trade payables) in, any other Person (other than as contemplated by the Merger).

2.9

All dividends and distributions on any AkzoNobel Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any applicable withholding Taxes).

3	Corporate Authority; Enforceability

3.1

Each of AkzoNobel and AkzoNobel Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to approval by AkzoNobel’s shareholders of the AkzoNobel Completion Resolutions at the AkzoNobel EGM.

3.2

At a meeting duly called and held, the AkzoNobel Boards unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of AkzoNobel and its business, promoting the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of its stakeholders, including the AkzoNobel shareholders and its employees, and recommended that the shareholders of AkzoNobel adopt the AkzoNobel Resolutions.

3.3

This Agreement has been duly executed and delivered by AkzoNobel and AkzoNobel Sub and constitutes a valid, legal and binding Agreement of AkzoNobel and AkzoNobel Sub, enforceable against AkzoNobel and AkzoNobel Sub in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization and other Applicable Laws affecting creditors’ rights generally and by general equitable principles.

4	No Conflicts

Neither the execution and delivery by AkzoNobel of this Agreement or AkzoNobel Sub of the Joinder Agreement, the compliance by them with all of the provisions of and the performance by them of their obligations under this Agreement, nor the consummation of the Merger, will result (i) in any breach or violation of the provisions of the organizational or other governing documents of AkzoNobel or any of its Subsidiaries, any Applicable Law applicable to AkzoNobel or any of its Subsidiaries or any provision of any contract to which AkzoNobel or any of its Subsidiaries is a party, (ii) in any actions that would result in termination, cancellation or acceleration of any contract to which AkzoNobel or any of its Subsidiaries is a party or (iii) in the creation of a lien on assets of AkzoNobel or any of its Subsidiaries, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

5	Governmental Approvals and Consents

Other than (i) the filings or notices with the Regulatory Authorities, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, the MAR and any other applicable securities law, (iii) compliance with the rules and regulations of the NYSE and Euronext Amsterdam and (iv) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to AkzoNobel or any of its Subsidiaries with, or obtained by AkzoNobel or any of its Subsidiaries from, any

Schedule 9 Representations and Warranties of AkzoNobel

Governmental Authority, in connection with the execution and delivery by AkzoNobel of this Agreement, the performance by AkzoNobel of its obligations hereunder and the consummation of the Merger.

6	AkzoNobel Reports and Financial Statements

6.1

AkzoNobel has timely filed or furnished, as applicable, with the AFM all reports, schedules, form statements or other documents of AkzoNobel that were required to be filed with or furnished to the AFM since 1 January 2023. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), all such reports, schedules, form statements or other documents (including the AkzoNobel Reports) complied in all material respects with requirements under Applicable Law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), none of such reports, schedules, form statements or other documents (including the AkzoNobel Reports) contained any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

6.2

As of the date of this Agreement, there are no outstanding or unresolved comments received from the AFM with respect to any of the reports, schedules, form statements or other documents (including the AkzoNobel Reports) referenced in clause 6.1 of this Schedule 9.

6.3

AkzoNobel has established and maintains, and since 1 January 2023, has maintained, a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

6.4

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to AkzoNobel, AkzoNobel is, and since 1 January 2023 has been, in compliance with the applicable listing and corporate governance rules and regulations of Euronext Amsterdam.

6.5

All of the audited consolidated financial statements and unaudited consolidated interim financial statements of AkzoNobel included in the AkzoNobel Reports (collectively, the “AkzoNobel Financial Statements”) (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of AkzoNobel as of the dates thereof and (ii) have been prepared in all material respects in accordance with Dutch generally accepted accounting principles (“Dutch GAAP”) or International Financial Reporting Standards as applied by the European Union (“IFRS”), as the case may be, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

7	Absence of Certain Changes

From 1 January 2025 and until the date of this Agreement, AkzoNobel and its Subsidiaries have conducted its business in the ordinary course in all material respects, and there has not been any change, event, occurrence or effect that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

8	Compliance

8.1

Neither AkzoNobel nor any of its Subsidiaries is in conflict with, or in default or violation of, any Applicable Laws of any Governmental Authority, except for any such conflicts, defaults or violations

Schedule 9 Representations and Warranties of AkzoNobel

that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

8.2

As of the date of this Agreement, each of AkzoNobel and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders, registrations and other authorizations, consents and approvals (together, “Permits”) of all Governmental Authorities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

9	Litigation and Liabilities

9.1

There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, Orders that affect AkzoNobel, any of its Subsidiaries or their properties or assets or proceedings pending or, to the knowledge of AkzoNobel, threatened in writing against AkzoNobel, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or by or before any Governmental Authority, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

9.2

There are no obligations or liabilities whether or not accrued, contingent or otherwise required to be disclosed or reserved against in a consolidated balance sheet of AkzoNobel and its consolidated Subsidiaries prepared in accordance with Dutch GAAP and IFRS or in the notes thereto, including those relating to, or any other facts or circumstances of which, to the knowledge of AkzoNobel, would reasonably be expected to result in any claims against, or obligations or liabilities of, AkzoNobel or any of its Subsidiaries, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel.

10	Anti-Corruption, Trade Sanctions and Export Controls

10.1

AkzoNobel and its Subsidiaries including any of their respective officers or directors are and in the past five (5) years have been, to the extent applicable, in compliance with and have not committed any offense under any Anti-Corruption Laws, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

10.2

There is not currently any pending or, to the knowledge of AkzoNobel, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance with any applicable Anti-Corruption Laws by AkzoNobel or its Subsidiaries, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

10.3

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and its Subsidiaries are, and for the past five (5) years have been, in compliance with Applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither AkzoNobel nor its Subsidiaries is currently designated on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) or on any similar, publicly available sanctions list maintained by the United Nations Security Council, the European Union or His Majesty’s Treasury.

10.4

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, there is not currently any pending or, to the knowledge of AkzoNobel, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance by AkzoNobel or its Subsidiaries with any Applicable Laws relating to export controls, trade embargoes, and economic sanctions.

10.5

AkzoNobel and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Applicable Laws relating to export controls, trade embargoes, and economic sanctions, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

Schedule 9 Representations and Warranties of AkzoNobel

11	AkzoNobel Benefit Plans

11.1

To the knowledge of AkzoNobel, the AkzoNobel Disclosed Information includes a true, correct and complete list of each material AkzoNobel Benefit Plan. With respect to each material AkzoNobel Benefit Plan, a copy of which is within the possession of any individual who is identified in clause (i) of the definition of “knowledge” or may be obtained by such individual after reasonable inquiry of those aware of this Agreement, prior to the date of this Agreement, AkzoNobel has made available to Axalta true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants.

11.2

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, (i) each of the AkzoNobel Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with Applicable Laws, (ii) each AkzoNobel Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or that is intended to be qualified or registered under any other Applicable Laws in order to receive favourable tax treatment or other beneficial status, is so qualified, (iii) there are no pending, or to the knowledge of AkzoNobel, threatened Actions (other than routine individual claims for benefits) with respect to any of the AkzoNobel Benefit Plans and (iv) all contributions required to be made by AkzoNobel or any of its Subsidiaries under each AkzoNobel Benefit Plan has been timely made or properly accrued.

11.3

(i) Within the six years immediately preceding the date of this Agreement, neither AkzoNobel nor any of its Subsidiaries or any AkzoNobel ERISA Affiliate sponsored, maintained, contributed to, or was required to contribute to, any (a) defined benefit pension plan (whether or not subject to ERISA), or (b) multiemployer plan, as described in Section 3(37) of ERISA and (ii) no AkzoNobel Benefit Plan provides death or medical or other welfare benefits (whether or not insured) with respect to current or former AkzoNobel Service Providers (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by Applicable Laws.

11.4	No current or former AkzoNobel Service Provider has any “gross up” agreement or other assurance, in each case, from AkzoNobel or any of its Subsidiaries of reimbursement for any Taxes.

11.5

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on AkzoNobel, each AkzoNobel Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance with, and AkzoNobel and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

11.6

Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) would reasonably be expected to (i) increase any benefits or compensation otherwise payable under any AkzoNobel Benefit Plan, (ii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture or forgiveness of indebtedness of, any compensation or benefits under any AkzoNobel Benefit Plan, (iii) entitle any current or former AkzoNobel Service Provider to any payment or benefit, including any bonus, retention, severance, retirement payment or other benefit or (iv) result in the payment of any amount to any current or former AkzoNobel Service Provider that, individually or collectively, constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. No AkzoNobel Equity Awards shall accelerate time of payment, funding or vesting on a “single-trigger” basis solely as a result of the consummation of the Merger. As of the date of this Agreement, none of AkzoNobel, the AkzoNobel Management Board or the AkzoNobel Supervisory Board or any committee thereof has taken any action to treat or deem the consummation of the Merger as a “change in control”, “takeover”, “corporate event” or other applicable term of similar comport for purposes of any AkzoNobel Benefit Plan that may result in the acceleration of the time of payment, funding or vesting of any compensation or benefits on a “single-trigger” basis solely as a result of the consummation of the Merger.

Schedule 9 Representations and Warranties of AkzoNobel

12	Employee and Labour Matters

12.1

To the knowledge of AkzoNobel, neither AkzoNobel nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a Labour Organization (a “Labour Agreement”) and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries is the subject of any campaign, proceeding, petition or other action asserting that AkzoNobel or any of its Subsidiaries has committed an unfair labour practice or is seeking to compel it to bargain with any labour union or labour organization. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries has failed to comply with the provisions of any Labour Agreement, and there are no grievances outstanding against AkzoNobel or any of its Subsidiaries under any Labour Agreement.

12.2

To the knowledge of AkzoNobel, as of the date of this Agreement, there is no threatened, nor, since 1 January 2023, has there been any, labour strike, dispute, walk-out, work stoppage, slow-down or lockout (“Strikes”) involving AkzoNobel or any of its Subsidiaries, except for any general industry Strikes that are not directed exclusively at AkzoNobel or any of its Subsidiaries.

12.3

To the knowledge of AkzoNobel, no provision of notice to, no consent or consultation of, or the rendering of formal advice by, any Labour Organization is required for AkzoNobel to enter into this Agreement or to consummate the Merger.

12.4

AkzoNobel and each of its Subsidiaries has, since 1 January 2023, been in material compliance with WARN or similar Applicable Law and has not incurred, nor is expected to incur, any liabilities or other obligations under WARN or similar Applicable Law.

12.5

As of the date of this Agreement, there are no material Actions pending or scheduled or, to the knowledge of AkzoNobel, threatened in writing, pertaining to the Employment Practices of AkzoNobel or any of its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and each of its Subsidiaries is, and since 1 January 2023, has been, in compliance in all respects with all Applicable Laws with respect to the Employment Practices of AkzoNobel or any of its Subsidiaries.

13	Tax Matters

13.1	Except if it has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel:

(a)

Each of AkzoNobel and its Subsidiaries has (a) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns have been made on a proper basis, have been filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and (b) paid all Taxes due and payable (whether or not shown on a Tax Return) other than such Taxes as are being contested in good faith by AkzoNobel or its Subsidiaries and for which adequate reserves have been made on the AkzoNobel Financial Statements.

(b)

AkzoNobel and each of its Subsidiaries have made all withholdings and deductions relating to Tax as are required by Applicable Law to be made and complied with Applicable Law relating to the collection, deduction, withholding and payment of Taxes (including Applicable Laws related to information reporting and the provision of information statements).

(c)

No action, suit, audit, claim, demand, investigation or proceeding is pending, examination or investigation is now in progress, (or threatened in writing (or, to AkzoNobel’s knowledge, orally)) against, or to the knowledge of AkzoNobel, contemplated against, or with respect to, AkzoNobel or its Subsidiaries in respect of any Tax.

(d)	No Taxing Authority has proposed or is threatening in writing to propose any adjustment to any Tax Return of AkzoNobel or its Subsidiaries.

Schedule 9 Representations and Warranties of AkzoNobel

(e)

No US Subsidiary of AkzoNobel has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and neither AkzoNobel nor any non-US Subsidiary of AkzoNobel has participated in a transaction that is violative of an applicable “general anti-abuse rule” or analogous tax anti-abuse regime in their respective jurisdictions.

(f)

Neither AkzoNobel nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (a) are solely between AkzoNobel or any of its Subsidiaries, (b) will terminate as of the Completion Date or (c) are Tax allocation, indemnity or warranty provisions contained in commercial contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes.

(g)

Neither AkzoNobel nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(h)	There are no liens on any of the assets of AkzoNobel or any of its Subsidiaries attributable to Taxes.

(i)

Neither AkzoNobel nor any of its Subsidiaries (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is AkzoNobel or any Subsidiary of AkzoNobel, or (ii) has any liability for any Taxes of any Person, where such Taxes are the primary obligation of that other Person (other than AkzoNobel or current or former Subsidiary of AkzoNobel).

(j)

Neither AkzoNobel nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k)

Neither AkzoNobel nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (A) any instalment sale or open transaction disposition made on or prior to the Effective Time, (B) other than resulting from the ordinary course of business, any prepaid amount or deferred revenue received on or prior to the Effective Time, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Effective Time, (D) any “domestic use election” (or analogous concepts under state, local or non-U.S. Law) or (E) a change in the method of accounting for a period ending prior to or including the Effective Time.

(l)

Neither AkzoNobel nor any of its Subsidiaries has entered into or agreed to operate any special arrangement or agreement in relation to its Tax affairs and neither AkzoNobel nor any of its Subsidiaries has a request pending before a Tax Authority for any such arrangements or agreement, in each case for any taxable year for which the statute of limitations has not yet expired.

13.2

No claim has been made in writing by a Tax Authority in a jurisdiction where any of AkzoNobel or its Subsidiaries does not pay a particular kind of Tax or file a particular type of Tax Return that such Person is or may be required to pay such Tax or file such Tax Return in, or subject to taxation by, that jurisdiction.

13.3	AkzoNobel is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

13.4

There are no arrangements or agreements or circumstances (including Tax rulings) that would reasonably be expected to give rise to AkzoNobel or any of its Subsidiaries being liable for the repayment of a material amount of unlawful state aid in relation to Taxation.

Schedule 9 Representations and Warranties of AkzoNobel

13.5

Neither AkzoNobel nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any facts or circumstances that, individually or in the aggregate, would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment.

14	AkzoNobel Material Contracts

14.1

Except, in each case of subclauses (i) and (ii) of this sentence, if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) neither AkzoNobel, nor any of its Subsidiaries is in breach of or default under the terms of any contract that is material to the business of AkzoNobel and its Subsidiaries taken as a whole (“AkzoNobel Material Contract”) and (ii) no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any AkzoNobel Material Contract by AkzoNobel or any Subsidiary of AkzoNobel.

14.2

To the knowledge of AkzoNobel, no other party to any AkzoNobel Material Contract is in breach of or default under the terms of such AkzoNobel Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

15	Intellectual Property

15.1

For the purposes of this Agreement, “Intellectual Property” means any and all rights with respect to intellectual property and similar proprietary rights in any jurisdiction throughout the world, including the following: (i) all patents, patent applications, statutory invention registrations, (together with any and all re- issuances, continuations, continuations-in-part, divisionals, revisions, provisionals, renewals, extensions and reexaminations thereof) and all improvements to the inventions disclosed in each such registration, patent and patent application; (ii) all registered and unregistered trademarks and service marks, trade names, service names, brand names, trade dress, logos, certifications, internet domain names, social media identifiers and accounts and any and all other indications of origin (whether or not registered), including all goodwill associated therewith and symbolized thereby, and all applications and registrations in connection therewith; (iii) all copyrights (whether or not registered) and all applications and registrations therefor, works of authorship, mask work rights and any and all renewals, extensions, reversions, restorations, derivative works and moral rights in connection with the foregoing, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression; (iv) all trade secrets, know-how (including manufacturing and production processes and research and development information), confidential information, technical data, algorithms, formulae, procedures, protocols, rules of thumb, techniques, results of experimentation and testing, and business information (including financial and marketing plans, customer and supplier lists, and pricing and cost information); (v) software (including source code, object code, firmware, operating systems and specifications), (vi) databases and data collections, (vii) industrial designs (whether or not registered), (viii) rights of publicity, privacy rights, and rights to personal information, and (ix) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

15.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or used or held for use in the operation of the business of AkzoNobel and its Subsidiaries as currently conducted (the “AkzoNobel Intellectual Property”) and (ii) the consummation of the Merger contemplated by this Agreement will not alter or impair any such rights.

15.3

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, own all right, title and interest in and to all Intellectual Property owned or purported to be owned by AkzoNobel or its Subsidiaries (the “AkzoNobel Owned Intellectual Property”) free and clear of all liens, (ii) all AkzoNobel Owned Intellectual Property is valid, and to the knowledge of AkzoNobel, subsisting and enforceable.

Schedule 9 Representations and Warranties of AkzoNobel

15.4

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) since 1 January 2023, the conduct of the business of AkzoNobel and its Subsidiaries has not infringed upon, misappropriated, or otherwise violated, and currently does not infringe upon, misappropriate, or otherwise violate, any Intellectual Property rights or any other proprietary right of any Person, and (ii) there are no pending or, to the knowledge of AkzoNobel, threatened claims by any Person alleging infringement, misappropriation or other violation by AkzoNobel or any of its Subsidiaries of any Intellectual Property rights of any Person. To the knowledge of AkzoNobel, there is no unauthorized use, infringement, misappropriation or other violation of AkzoNobel Intellectual Property, including by any employee of AkzoNobel or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect in relation to AkzoNobel.

15.5

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) each of AkzoNobel and its Subsidiaries, as applicable, has taken commercially reasonable steps designed to protect and maintain any trade secrets or other confidential propriety information included in the AkzoNobel Intellectual Property, (ii) there have been no unauthorized uses or disclosures of any such AkzoNobel Intellectual Property by AkzoNobel or any of its Subsidiaries or, to the knowledge of AkzoNobel, any third party, (iii) AkzoNobel has executed valid and enforceable written agreements with each of its current and former employees, consultants and independent contractors and any other Persons who were or are, as applicable, engaged in creating or developing any Intellectual Property for or on behalf of AkzoNobel or any of its Subsidiaries, pursuant to which each such Person has (1) agreed to hold all trade secrets and confidential information of AkzoNobel in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable, and (2) presently assigned to AkzoNobel or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for AkzoNobel or any of its Subsidiaries in the course of such Person’s employment or retention thereby, and (iv) no party thereto is in default or breach of any of the agreements referred to in clause 15.5(iii).

15.6

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries have implemented (1) commercially reasonable and appropriate technical, physical, and administrative measures, designed to protect the confidentiality, integrity and security of the IT Assets owned, controlled, or used by AkzoNobel and its Subsidiaries in connection with the operation of the business of AkzoNobel and its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) (collectively, “AkzoNobel IT Assets”), and (2) commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices, (ii) there have been no Security Incidents and (iii) there have been no failures of the AkzoNobel IT Assets that have resulted in any interruption of or adverse effect on the business of AkzoNobel or its Subsidiaries.

16	Data Privacy and Cybersecurity

16.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries currently and previously have complied with all applicable Privacy Laws and contracts binding upon AkzoNobel or any of its Subsidiaries related to the privacy, security, or Processing of Personal Information, and (ii) each of AkzoNobel and its Subsidiaries maintains a written information security program that includes commercially reasonable and appropriate administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information.

16.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, neither AkzoNobel nor any of its Subsidiaries nor, to the knowledge of AkzoNobel, any Person Processing Personal Information on behalf of AkzoNobel or any of its Subsidiaries in relation to such Processing of Personal Information has (i) experienced a Security Incident that required notification to another Person under applicable Privacy Laws (or for which AkzoNobel, any of its Subsidiaries, or

Schedule 9 Representations and Warranties of AkzoNobel

such Person actually made notification), or (ii) received written notice, inquiry, request, claim, complaint, correspondence or other communication from, or, to the knowledge of AkzoNobel, been the subject of any investigation or enforcement action by, any Person alleging a violation of applicable Privacy Law.

17	Real Property

17.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, have good and valid fee simple title (or the jurisdictional equivalent) in and to all real property owned or purported to be owned by AkzoNobel or its Subsidiaries (the “AkzoNobel Owned Real Property”), free and clear of all liens, (ii) none of AkzoNobel or any of its Subsidiaries have leased or granted to any third party any right to use or occupy any material portions of the AkzoNobel Owned Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of AkzoNobel, threatened affecting any AkzoNobel Owned Real Property or any portion thereof or interest therein, and (iv) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any AkzoNobel Owned Real Property or any portion thereof or interest therein.

17.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, (i) AkzoNobel and its Subsidiaries, as applicable, have good and valid leasehold or subleasehold interest or license rights (or the jurisdictional equivalent) in and to all real property leased, subleased, licensed or purported to be leased, subleased or licensed by AkzoNobel or its Subsidiaries (the “AkzoNobel Leased Real Property”, and together with the AkzoNobel Owned Real Property, the “AkzoNobel Real Property”), free and clear of all liens, (ii) none of AkzoNobel or any of its Subsidiaries have subleased or granted to any third party any right to use or occupy any material portions of the AkzoNobel Leased Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of AkzoNobel, threatened affecting any AkzoNobel Leased Real Property or any portion thereof or interest therein, (iv) neither AkzoNobel or any of its Subsidiaries nor, to the knowledge of AkzoNobel, any counterparty, is in breach of or default under the terms of any lease, sublease, license or occupancy agreement underlying the AkzoNobel Leased Real Property, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in any breach or default thereunder.

17.3

The AkzoNobel Real Property comprises all material real property used in the business of the AkzoNobel Group as currently conducted. Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to AkzoNobel, the AkzoNobel Real Property is in good operating condition in all material respects, reasonable wear and tear excepted, and AkzoNobel and its Subsidiaries have sufficient rights of access to, and sufficient utilities servicing, each AkzoNobel Real Property, for purposes of operating the business of the AkzoNobel Group as currently conducted.

18	Environmental

18.1

Each of AkzoNobel and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by AkzoNobel and its Subsidiaries of permits, licenses, approvals, and other governmental authorizations required for their operations under Environmental Laws, and compliance with the terms and conditions thereof, except for non compliance or violations that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.2

There are no civil, criminal or administrative actions, suits, claims, investigations arising under or pursuant to any Environmental Laws that are pending against or, to the knowledge of AkzoNobel, threatened against or affecting AkzoNobel or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.3

There are no and have been no releases or threatened releases of Hazardous Materials by or on behalf of AkzoNobel or any of its Subsidiaries that require any investigation, remediation, monitoring or cleanup or that would reasonably be expected to result in liability of AkzoNobel or any of its Subsidiaries under any

Schedule 9 Representations and Warranties of AkzoNobel

Environmental Law, except for any investigation, remediation, monitoring or cleanup or liability that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.4

Neither AkzoNobel nor any of its Subsidiaries has any liability with respect to the presence or alleged presence of Hazardous Materials in any product or item manufactured or placed into commerce by AkzoNobel or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

18.5

Neither AkzoNobel nor any of its Subsidiaries has assumed or retained, by contract or, to the knowledge of AkzoNobel, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

19	Insurance

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel, AkzoNobel and its Subsidiaries are self-insured, or maintain commercially reasonable insurance coverage with reputable insurers, in such amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as AkzoNobel and its Subsidiaries (taking into account the cost and availability of such insurance). Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to AkzoNobel.

20	Ownership and Operations of AkzoNobel Sub

From and after AkzoNobel Sub’s organization, AkzoNobel (or a wholly-owned Subsidiary of AkzoNobel) owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub. AkzoNobel Sub will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Merger, and (x) will not conduct any business prior to the date of the Joinder Agreement and (y) immediately prior to the execution of the Joinder Agreement, and prior to the Effective Time, will have no assets, liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Merger.

21	No Other AkzoNobel Representations and Warranties

Except for the representations and warranties made by AkzoNobel in this Schedule 9 (as qualified by the applicable items Disclosed in the AkzoNobel Disclosed Information and in accordance with clause 5), neither AkzoNobel nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of AkzoNobel or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding AkzoNobel or its Subsidiaries or any other matter furnished or provided to Axalta or made available to Axalta in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or by the Merger. AkzoNobel and its Subsidiaries disclaim any other representations or warranties, whether made by AkzoNobel or any of its Subsidiaries or any of their respective Affiliates or Representatives.

22	No recourse to Axalta

Axalta acknowledges and agrees that clause 5 and the AkzoNobel Disclosed Information are solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under Applicable Law.

Schedule 9 Representations and Warranties of AkzoNobel

Schedule 10 Representations and Warranties of Axalta

1	Organization and Good Standing

1.1

Each of Axalta and Axalta’s Subsidiaries is an entity duly incorporated, validly existing and in good standing (where such concept is recognized under Applicable Law) under the Applicable Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

1.2

Each of Axalta and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

1.3	The Axalta Disclosed Information includes true and complete copies of the organizational documents of Axalta.

2	Capitalisation

2.1

The authorized share capital of Axalta is USD 1,000,000,000 consisting of 1,000,000,000 ordinary shares of USD 1 par value per share. As of the Capitalisation Date, (i) 255,027,581 Axalta Ordinary Shares were issued, of which 41,684,160 Axalta Ordinary Shares Axalta holds in its own capital (the “Axalta Treasury Shares”), (ii) 980,863 Axalta Ordinary Shares were issuable in respect of outstanding Axalta RSUs, (iii) 976,836 Axalta Ordinary Shares were issuable in respect of outstanding Axalta PSUs, and (iv) 162,196 Axalta Ordinary Shares were issuable in respect of Axalta Options. As of the date of this Agreement, each of the issued or outstanding shares or other equity interests in each of Axalta and its Subsidiaries, in each case that is subject to issuance, is duly authorized, and validly issued. Since the Capitalisation Date through the date hereof, neither Axalta nor any of its Subsidiaries has (a) issued any Axalta Securities or incurred any obligation to make any payments based on the price or value of any Axalta Securities, other than issuances of Axalta Ordinary Shares pursuant to the exercise of Axalta Options or the vesting and settlement of Axalta RSUs or Axalta PSUs, in each case, outstanding as of the Capitalisation Date.

2.2

All issued or outstanding shares and other voting securities or equity interests of each Subsidiary of Axalta are owned, directly or indirectly, by Axalta, free and clear of all pledges, claims, liens, charges, options, rights of first refusal or of first offer, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership), except, in each case for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities laws.

2.3	Except as set forth in clause 2.1 above, Axalta warrants, as of the Capitalisation Date, there were no issued:

(a)	shares in the share capital of Axalta or other voting securities of or ownership interests in Axalta;

(b)

securities of Axalta or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of Axalta or any of its Subsidiaries or other voting securities of or ownership interests in Axalta or any of its Subsidiaries;

(c)

warrants, calls, options, shares of phantom stock or phantom share rights, share purchase, share appreciation or other rights or obligations to acquire from Axalta or any of its Subsidiaries, or other obligations of Axalta or any of its Subsidiaries to issue, any shares in or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in or other voting securities or ownership interests in Axalta or any of its Subsidiaries; or

(d)	share options, restricted shares, share appreciation rights, performance units or similar securities, phantom share rights or other rights that are derivative of, or provide economic benefits based,

Schedule 10 Representations and Warranties of Axalta

directly or indirectly, on the value or price of, any shares or voting securities of or ownership interests in Axalta or any of its Subsidiaries, in each case issued by Axalta or its Subsidiaries,

(the	items in (a) through (d) being referred to collectively as the “Axalta Securities”).

2.4	Except as Disclosed in the Axalta Disclosed Information,

(a)

there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, share appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Axalta or any of its Subsidiaries to issue or sell any Axalta Securities, or give any Person a right to subscribe for or acquire from Axalta or any Axalta Affiliate any Axalta Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding;

(b)	there are no voting trusts, proxies or other agreements, arrangements or commitments to which Axalta or any of its Subsidiaries is a party with respect to the voting of any Axalta Securities;

(c)

there are no bonds, debentures or notes issued by Axalta or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exercisable for securities having the right to vote) together with shareholders of Axalta on any matters with respect to Axalta; and

(d)

there are no outstanding obligations of Axalta or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Axalta Securities, or granting any pre-emptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Axalta Securities. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to Axalta or any Subsidiary of Axalta that is applicable to the Merger.

2.5

The Axalta Disclosed Information includes, as of the Capitalisation Date, a true, complete and correct list of each outstanding Axalta Equity Award, including (i) the holder of such Axalta Equity Award, (ii) the number of Axalta Ordinary Shares underlying each Axalta Equity Award, including at target and maximum performance levels; (iii) the date on which the Axalta Equity Award was granted and the Axalta Equity Plan under which it was granted; (iv) the exercise price of each Axalta Equity Award that is a stock option, if applicable; and (v) the expiration date of each Axalta Equity Award, if applicable. All Axalta Equity Awards were granted under the award agreements (or forms thereof) provided in the Axalta Disclosed Information.

2.6

Each grant of Axalta Equity Awards was validly issued and properly approved by the Axalta Board (or a duly authorized committee or subcommittee thereof) in compliance with all Applicable Law, including with respect to Section 409A of the Code, and recorded on the consolidated financial statements of Axalta in accordance with U.S. GAAP consistently applied, and no such grants involved any “back dating”, “forward dating” or similar practices with respect to the effective date of grant. No Axalta Option has an exercise price that has been or may be less than the fair market value of the Axalta Ordinary Shares as of the date such Axalta Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Section 409A of the Code.

2.7	None of the Axalta Securities are owned by any Subsidiary of Axalta.

2.8

Except for the Axalta Securities of a Subsidiary of Axalta, neither Axalta nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (other than Axalta’s Subsidiaries), or has any obligation or has made any agreement to acquire any such equity interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise, which does not include providing credit for trade payables) in, any other Person (other than as contemplated by the Merger).

2.9

All dividends and distributions on any Axalta Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any applicable withholding Taxes).

Schedule 10 Representations and Warranties of Axalta

3	Corporate Authority; Enforceability

3.1

Axalta has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to approval by Axalta’s shareholders of the Axalta Completion Resolution at the Axalta EGM.

3.2

At a meeting duly called and held, the Axalta Board unanimously approved this Agreement, determined that the transactions contemplated by this Agreement, including the Merger, are in the best interest of Axalta and its shareholders, determined that the AkzoNobel Share Consideration constitutes fair value in accordance with the Companies Act, and recommended that the shareholders of Axalta adopt the Axalta Resolutions.

3.3

This Agreement has been duly executed and delivered by Axalta and constitutes a valid, legal and binding Agreement of Axalta, enforceable against Axalta in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization and other Applicable Laws affecting creditors’ rights generally and by general equitable principles.

4	No Conflicts

Neither the execution and delivery by Axalta of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger, will result (i) in any breach or violation of the provisions of the organizational or other governing documents of Axalta or any of its Subsidiaries, any Applicable Law applicable to Axalta or any of its Subsidiaries or any provision of any contract to which Axalta or any of its Subsidiaries is a party, (ii) in any actions that would result in termination, cancellation or acceleration of any contract to which Axalta or any of its Subsidiaries is a party or (iii) in the creation of a lien on assets of Axalta or any of its Subsidiaries, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

5	Governmental Approvals and Consents

Other than (i) the filings or notices with the Regulatory Authorities, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities law, (iii) compliance with the rules and regulations of the NYSE and (iv) such other authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions the failure of which to be made or obtained, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by or with respect to Axalta or any of its Subsidiaries with, or obtained by Axalta or any of its Subsidiaries from, any Governmental Authority, in connection with the execution and delivery by Axalta of this Agreement, the performance by Axalta of its obligations hereunder and the consummation of the Merger.

6	Axalta Reports and Financial Statements

6.1

Axalta has timely filed or furnished, as applicable, with the SEC all reports, schedules, form statements or other documents of Axalta that were required to be filed with or furnished to the SEC since 1 January 2023. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the Axalta Reports complied in all material respects with requirements under Applicable Law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein. As of their respective filing dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the Axalta Reports did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Schedule 10 Representations and Warranties of Axalta

6.2	As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Axalta Reports.

6.3

Axalta has established and maintains, and since 1 January 2023, has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Axalta’s disclosure controls and procedures are reasonably designed to ensure, that all material information required to be disclosed by Axalta in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Axalta’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Axalta’s management has completed an assessment of the effectiveness of Axalta’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended 31 December 2024, and such assessment concluded that such controls were effective and Axalta’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of 31 December 2024. Based on such evaluation, management of Axalta has disclosed to Axalta’s auditors and the audit committee of the Axalta Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Axalta’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors or the audit committee of the Axalta Board, if any, has been disclosed to Axalta prior to the date of this Agreement.

6.4

Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Axalta, Axalta is, and since 1 January 2023 has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

6.5

All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Axalta included in the Axalta Reports (collectively, the “Axalta Financial Statements”) (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in shareholders’ equity of Axalta as of the dates thereof and (ii) have been prepared in all material respects in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).

7	Absence of Certain Changes

From 1 January 2025 and until the date of this Agreement, Axalta and its Subsidiaries have conducted its business in the ordinary course in all material respects, and there has not been any change, event, occurrence or effect that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect in relation to Axalta.

8	Compliance

8.1

Neither Axalta nor any of its Subsidiaries is in conflict with, or in default or violation of, any Applicable Laws of any Governmental Authority, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

8.2

As of the date of this Agreement, each of Axalta and its Subsidiaries has all Permits of all Governmental Authorities necessary to conduct its business as presently conducted, except where the failure to have

Schedule 10 Representations and Warranties of Axalta

such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect in relation to Axalta.

9	Litigation and Liabilities

9.1

There are no civil, criminal or administrative actions, suits, claims, hearings, investigations, Orders that affect Axalta, any of its Subsidiaries or their properties or assets or proceedings pending or, to the knowledge of Axalta, threatened in writing against Axalta, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or by or before any Governmental Authority, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

9.2

There are no obligations or liabilities whether or not accrued, contingent or otherwise required to be disclosed or reserved against in a consolidated balance sheet of Axalta and its consolidated Subsidiaries prepared in accordance with U.S. GAAP or in the notes thereto, including those relating to, or any other facts or circumstances of which, to the knowledge of Axalta, would reasonably be expected to result in any claims against, or obligations or liabilities of, Axalta or any of its Subsidiaries, except for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect in relation to Axalta.

10	Anti-Corruption, Trade Sanctions and Export Controls

10.1

Axalta and its Subsidiaries including any of their respective officers or directors are and in the past five (5) years have been, to the extent applicable, in compliance with and have not committed any offense under any Anti-Corruption Laws, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

10.2

There is not currently any pending or, to the knowledge of Axalta, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance with any applicable Anti-Corruption Laws by Axalta or its Subsidiaries, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

10.3

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and its Subsidiaries are, and for the past five (5) years have been, in compliance with Applicable Laws relating to export controls, trade embargoes, and economic sanctions. Neither Axalta nor its Subsidiaries is currently designated on the list of Specially Designated Nationals and Blocked Persons maintained by the OFAC or on any similar, publicly available sanctions list maintained by the United Nations Security Council, the European Union or His Majesty’s Treasury.

10.4

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, there is not currently any pending or, to the knowledge of Axalta, threatened investigation, litigation or inquiry by any Governmental Authority with respect to compliance by Axalta or its Subsidiaries with any Applicable Laws relating to export controls, trade embargoes, and economic sanctions.

10.5

Axalta and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws and Applicable Laws relating to export controls, trade embargoes, and economic sanctions, except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

11	Axalta Benefit Plans

11.1

To the knowledge of Axalta, the Axalta Disclosed Information includes a true, correct and complete list of each material Axalta Benefit Plan. With respect to each material Axalta Benefit Plan, a copy of which is within the possession of any individual who is identified in clause (i) of the definition of “knowledge” or may be obtained by such individual after reasonable inquiry of those aware of this Agreement, prior to the date of this Agreement, Axalta has made available to AkzoNobel true, correct and complete copies of

Schedule 10 Representations and Warranties of Axalta

(or, to the extent no such copy exists, a description of), in each case, to the extent applicable, the current plan document, all amendments thereto and the most recent summary or a summary plan description provided to participants.

11.2

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, (i) each of the Axalta Benefit Plans has been established, funded, operated and administered in compliance with its terms and in accordance with Applicable Laws, (ii) each Axalta Benefit Plan that is intended to be qualified under Section 401(a) of the Code, or that is intended to be qualified or registered under any other Applicable Laws in order to receive favourable tax treatment or other beneficial status, is so qualified, (iii) there are no pending, or to the knowledge of Axalta, threatened Actions (other than routine individual claims for benefits) with respect to any of the Axalta Benefit Plans and (iv) all contributions required to be made by Axalta or any of its Subsidiaries under each Axalta Benefit Plan have been timely made or properly accrued.

11.3

(i) Within the six years immediately preceding the date of this Agreement, neither Axalta nor any of its Subsidiaries or any Axalta ERISA Affiliate sponsored, maintained, contributed to, or was required to contribute to, any (a) defined benefit pension plan (whether or not subject to ERISA), or (b) multiemployer plan, as described in Section 3(37) of ERISA and (ii) no Axalta Benefit Plan provides death or medical or other welfare benefits (whether or not insured) with respect to current or former Axalta Service Providers (or their dependents or beneficiaries) beyond their retirement or other termination of service, other than coverage mandated by Applicable Laws.

11.4	No current or former Axalta Service Provider has any “gross up” agreement or other assurance, in each case, from Axalta or any of its Subsidiaries of reimbursement for any Taxes.

11.5

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Axalta, each Axalta Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in compliance with, and Axalta and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

11.6

Neither the execution or delivery of this Agreement nor the consummation of the Merger (either alone or in conjunction with any other event, including a termination of employment, forgiveness of indebtedness or otherwise) would reasonably be expected to (i) increase any benefits or compensation otherwise payable under any Axalta Benefit Plan, (ii) result in any acceleration of the time of payment, funding or vesting of, or result in the forfeiture or forgiveness of indebtedness of, any compensation or benefits under any Axalta Benefit Plan, (iii) entitle any current or former Axalta Service Provider to any payment or benefit, including any bonus, retention, severance, retirement payment or other benefit or (iv) result in the payment of any amount to any current or former Axalta Service Provider that, individually or collectively, constitutes an “excess parachute payment” within the meaning of Section 280G of the Code. Except as explicitly provided for in clause 11.1.4 of this Agreement, no Axalta Equity Awards shall accelerate time of payment, funding or vesting on a “single-trigger” basis solely as a result of the consummation of the Merger. Except as explicitly provided for in clause 11.1.4 of this Agreement, as of the date of this Agreement, none of Axalta, the Axalta Board or any committee thereof has taken any action to treat or deem the consummation of the Merger as a “change in control”, “takeover”, “corporate event” or other applicable term of similar comport for purposes of any Axalta Benefit Plan that may result in the acceleration of the time of payment, funding or vesting of any compensation or benefits on a “single-trigger” basis solely as a result of the consummation of the Merger.

12	Employee and Labour Matters

12.1

To the knowledge of Axalta, neither Axalta nor any of its Subsidiaries is a party to or otherwise bound by any Labour Agreement and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, neither Axalta or any of its Subsidiaries is the subject of any campaign, proceeding, petition or other action asserting that Axalta or any of its

Schedule 10 Representations and Warranties of Axalta

Subsidiaries has committed an unfair labour practice or is seeking to compel it to bargain with any labour union or labour organization. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, neither Axalta nor any of its Subsidiaries has failed to comply with the provisions of any Labour Agreement, and there are no grievances outstanding against Axalta or any of its Subsidiaries under any Labour Agreement.

12.2

To the knowledge of Axalta, as of the date of this Agreement, there is no threatened, nor, since 1 January 2023, has there been any, Strikes involving Axalta or any of its Subsidiaries, except for any general industry Strikes that are not directed exclusively at Axalta or any of its Subsidiaries.

12.3

To the knowledge of Axalta, no provision of notice to, no consent or consultation of, or the rendering of formal advice by, any Labour Organization is required for Axalta to enter into this Agreement or to consummate the Merger.

12.4

Axalta and each of its Subsidiaries has, since 1 January 2023, been in material compliance with WARN or similar Applicable Law and has not incurred, nor is expected to incur, any liabilities or other obligations under WARN or similar Applicable Law.

12.5

As of the date of this Agreement, there are no material Actions pending or scheduled or, to the knowledge of Axalta, threatened in writing, pertaining to the Employment Practices of Axalta or any of its Subsidiaries. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and each of its Subsidiaries is, and since 1 January 2023, has been, in compliance in all respects with all Applicable Laws with respect to the Employment Practices of Axalta or any of its Subsidiaries.

13	Tax Matters

13.1	Except if it has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta:

(a)

Each of Axalta and its Subsidiaries has (a) timely filed all Tax Returns required to be filed by any of them (taking into account applicable extensions) and all such Tax Returns have been made on a proper basis, have been filed or provided within the requisite period and were (when filed or provided) complete, true and correct in all respects and (b) paid all Taxes due and payable (whether or not shown on a Tax Return) other than such Taxes as are being contested in good faith by Axalta or its Subsidiaries and for which adequate reserves have been made on the Axalta Financial Statements.

(b)

Axalta and each of its Subsidiaries have made all withholdings and deductions relating to Tax as are required by Applicable Law to be made and complied with Applicable Law relating to the collection, deduction, withholding and payment of Taxes (including Applicable Laws related to information reporting and the provision of information statements).

(c)

No action, suit, audit, claim, demand, investigation or proceeding is pending, examination or investigation is now in progress, (or threatened in writing (or, to Axalta’s knowledge, orally)) against, or to the knowledge of Axalta, contemplated against, or with respect to, Axalta or its Subsidiaries in respect of any Tax.

(d)	No Taxing Authority has proposed or is threatening in writing to propose any adjustment to any Tax Return of Axalta or its Subsidiaries.

(e)

No U.S. Subsidiary of Axalta has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) and neither Axalta nor any non-US Subsidiary of Axalta has participated in a transaction that is violative of an applicable “general anti-abuse rule” or analogous tax anti-abuse regime in their respective jurisdictions.

(f)	Neither Axalta nor any of its Subsidiaries is a party to any written agreement providing for the allocation or sharing of Taxes, except for any such agreements that (a) are solely between Axalta or

Schedule 10 Representations and Warranties of Axalta

any of its Subsidiaries, (b) will terminate as of the Completion Date or (c) are Tax allocation, indemnity or warranty provisions contained in commercial contracts entered into in the ordinary course of business, the principal subject matter of which is not Taxes.

(g)

Neither Axalta nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(h)	There are no liens on any of the assets of Axalta or any of its Subsidiaries attributable to Taxes.

(i)

Neither Axalta nor any of its Subsidiaries (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is Axalta or any Subsidiary of Axalta, or (ii) has any liability for any Taxes of any Person, where such Taxes are the primary obligation of that other Person (other than Axalta or current or former Subsidiary of Axalta).

(j)

Neither Axalta nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k)

Neither Axalta nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (A) any instalment sale or open transaction disposition made on or prior to the Effective Time, (B) other than resulting from the ordinary course of business, any prepaid amount or deferred revenue received on or prior to the Effective Time, (C) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Effective Time, (D) any “domestic use election” (or analogous concepts under state, local or non-U.S. Law) or (E) a change in the method of accounting for a period ending prior to or including the Effective Time.

(l)

Neither Axalta nor any of its Subsidiaries has entered into or agreed to operate any special arrangement or agreement in relation to its Tax affairs and neither Axalta nor any of its Subsidiaries has a request pending before a Tax Authority for any such arrangements or agreement, in each case for any taxable year for which the statute of limitations has not yet expired.

13.2

No claim has been made in writing by a Tax Authority in a jurisdiction where any of Axalta or its Subsidiaries does not pay a particular kind of Tax or file a particular type of Tax Return that such Person is or may be required to pay such Tax or file such Tax Return in, or subject to taxation by, that jurisdiction.

13.3	Axalta is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

13.4

There are no arrangements or agreements or circumstances (including Tax rulings) that would reasonably be expected to give rise to Axalta or any of its Subsidiaries being liable for the repayment of a material amount of unlawful state aid in relation to Taxation.

13.5

Neither Axalta nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any facts or circumstances that, individually or in the aggregate, would reasonably be expected to prevent the Merger and the Contribution from qualifying for the Merger Intended Tax Treatment.

14	Axalta Material Contracts

14.1

Except, in each case of subclauses (i) and (ii) of this sentence, if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) neither Axalta, nor any of its Subsidiaries is in breach of or default under the terms of any contract that is material to the business of

Schedule 10 Representations and Warranties of Axalta

Axalta and its Subsidiaries taken as a whole (“Axalta Material Contract”) and (ii) no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Axalta Material Contract by Axalta or any Subsidiary of Axalta.

14.2

To the knowledge of Axalta, no other party to any Axalta Material Contract is in breach of or default under the terms of such Axalta Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

15	Intellectual Property

15.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or used or held for use in the operation of the business of Axalta and its Subsidiaries as currently conducted (the “Axalta Intellectual Property”) and (ii) the consummation of the Merger contemplated by this Agreement will not alter or impair any such rights.

15.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, own all right, title and interest in and to all Intellectual Property owned or purported to be owned by Axalta or its Subsidiaries (the “Axalta Owned Intellectual Property”) free and clear of all liens, (ii) all Axalta Owned Intellectual Property is valid, and to the knowledge of Axalta, subsisting and enforceable.

15.3

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) since 1 January 2023, the conduct of the business of Axalta and its Subsidiaries has not infringed upon, misappropriated, or otherwise violated, and currently does not infringe upon, misappropriate, or otherwise violate, any Intellectual Property rights or any other proprietary right of any Person, and (ii) there are no pending or, to the knowledge of Axalta, threatened claims by any Person alleging infringement, misappropriation or other violation by Axalta or any of its Subsidiaries of any Intellectual Property rights of any Person. To the knowledge of Axalta, there is no unauthorized use, infringement, misappropriation or other violation of Axalta Intellectual Property, including by any employee of Axalta or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect in relation to Axalta.

15.4

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) each of Axalta and its Subsidiaries, as applicable, has taken commercially reasonable steps designed to protect and maintain any trade secrets or other confidential propriety information included in the Axalta Intellectual Property, (ii) there have been no unauthorized uses or disclosures of any such Axalta Intellectual Property by Axalta or any of its Subsidiaries or, to the knowledge of Axalta, any third party, (iii) Axalta has executed valid and enforceable written agreements with each of its current and former employees, consultants and independent contractors and any other Persons who were or are, as applicable, engaged in creating or developing any Intellectual Property for or on behalf of Axalta or any of its Subsidiaries, pursuant to which each such Person has (1) agreed to hold all trade secrets and confidential information of Axalta in confidence both during and after (subject to the terms of the applicable agreement) such Person’s employment or retention, as applicable, and (2) presently assigned to Axalta or its applicable Subsidiary all of such Person’s rights, title and interest in and to all Intellectual Property created or developed for Axalta or any of its Subsidiaries in the course of such Person’s employment or retention thereby, and (iv) no party thereto is in default or breach of any of the agreements referred to in clause 15.4(iii).

15.5

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries have implemented (1) commercially reasonable and appropriate technical, physical, and administrative measures, designed to protect the confidentiality, integrity and security of the IT Assets owned, controlled, or used by Axalta and its Subsidiaries in connection with the operation of the business of Axalta and its Subsidiaries (and all information and transactions stored or

Schedule 10 Representations and Warranties of Axalta

contained therein or transmitted thereby) (collectively, “Axalta IT Assets”), and (2) commercially reasonable data backup, data storage, system redundancy and disaster recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices, (ii) there have been no Security Incidents and (iii) there have been no failures of the Axalta IT Assets that have resulted in any interruption of or adverse effect on the business of Axalta or its Subsidiaries.

16	Data Privacy and Cybersecurity

16.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries currently and previously have complied with all applicable Privacy Laws and contracts binding upon Axalta or any of its Subsidiaries related to the privacy, security, or Processing of Personal Information, and (ii) each of Axalta and its Subsidiaries maintains a written information security program that includes commercially reasonable and appropriate administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information.

16.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, neither Axalta nor any of its Subsidiaries nor, to the knowledge of Axalta, any Person Processing Personal Information on behalf of Axalta or any of its Subsidiaries in relation to such Processing of Personal Information has (i) experienced a Security Incident that required notification to another Person under applicable Privacy Laws (or for which Axalta, any of its Subsidiaries, or such Person actually made notification), or (ii) received written notice, inquiry, request, claim, complaint, correspondence or other communication from, or, to the knowledge of Axalta, been the subject of any investigation or enforcement action by, any Person alleging a violation of applicable Privacy Law.

17	Real Property

17.1

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, have good and valid fee simple title (or the jurisdictional equivalent) in and to all real property owned or purported to be owned by Axalta or its Subsidiaries (the “Axalta Owned Real Property”), free and clear of all liens, (ii) none of Axalta or any of its Subsidiaries have leased or granted to any third party any right to use or occupy any material portions of the Axalta Owned Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of Axalta, threatened affecting any Axalta Owned Real Property or any portion thereof or interest therein, and (iv) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any Axalta Owned Real Property or any portion thereof or interest therein.

17.2

Except if it has not had or is not reasonably expected to have a Material Adverse Effect in relation to Axalta, (i) Axalta and its Subsidiaries, as applicable, have good and valid leasehold or subleasehold interest or license rights (or the jurisdictional equivalent) in and to all real property leased, subleased, licensed or purported to be leased, subleased or licensed by Axalta or its Subsidiaries (the “Axalta Leased Real Property”, and together with the Axalta Owned Real Property, the “Axalta Real Property”), free and clear of all liens, (ii) none of Axalta or any of its Subsidiaries have subleased or granted to any third party any right to use or occupy any material portions of the Axalta Leased Real Property, (iii) there is no condemnation or other proceeding in eminent domain pending or, to the knowledge of Axalta, threatened affecting any Axalta Leased Real Property or any portion thereof or interest therein, (iv) neither Axalta or any of its Subsidiaries nor, to the knowledge of Axalta, any counterparty, is in breach of or default under the terms of any lease, sublease, license or occupancy agreement underlying the Axalta Leased Real Property, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in any breach or default thereunder.

17.3

The Axalta Real Property comprises all material real property used in the business of the Axalta Group as currently conducted. Except if it has not had or is not reasonably expected to have a Material Adverse

Schedule 10 Representations and Warranties of Axalta

Effect in relation to Axalta, the Axalta Real Property is in good operating condition in all material respects, reasonable wear and tear excepted, and Axalta and its Subsidiaries have sufficient rights of access to, and sufficient utilities servicing, each Axalta Real Property, for purposes of operating the business of the Axalta Group as currently conducted.

18	Environmental

18.1

Each of Axalta and its Subsidiaries is in compliance with all, and has not violated any, Environmental Laws, which compliance includes the possession by Axalta and its Subsidiaries of permits, licenses, approvals, and other governmental authorizations required for their operations under Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance or violations that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.2

There are no civil, criminal or administrative actions, suits, claims, investigations arising under or pursuant to any Environmental Laws that are pending against or, to the knowledge of Axalta, threatened against or affecting Axalta or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.3

There are no and have been no releases or threatened releases of Hazardous Materials by or on behalf of Axalta or any of its Subsidiaries that require any investigation, remediation, monitoring or cleanup or that would reasonably be expected to result in liability of Axalta or any of its Subsidiaries under any Environmental Law, except for any investigation, remediation, monitoring or cleanup or liability that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.4

Neither Axalta nor any of its Subsidiaries has any liability with respect to the presence or alleged presence of Hazardous Materials in any product or item manufactured or placed into commerce by Axalta or any of its Subsidiaries that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

18.5

Neither Axalta nor any of its Subsidiaries has assumed or retained, by contract or, to the knowledge of Axalta, by operation of law, any obligation under any Environmental Law or concerning any Hazardous Materials that would have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

19	Insurance

Except if it has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta, Axalta and its Subsidiaries are self-insured, or maintain commercially reasonable insurance coverage with reputable insurers, in such amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as AkzoNobel and its Subsidiaries (taking into account the cost and availability of such insurance). Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in relation to Axalta.

20	No other Axalta Representations and Warranties

Except for the representations and warranties made by Axalta in this Schedule 10 (as qualified by the applicable items Disclosed in the Axalta Disclosed Information and in accordance with clause 6), neither Axalta nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Axalta or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Axalta or its Subsidiaries or any other matter furnished or provided to AkzoNobel

Schedule 10 Representations and Warranties of Axalta

or made available to AkzoNobel in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or by the Merger. Axalta and its Subsidiaries disclaim any other representations or warranties, whether made by Axalta or any of its Subsidiaries or any of their respective Affiliates or Representatives.

21	No recourse to AkzoNobel

AkzoNobel acknowledges and agrees that clause 6 and the Axalta Disclosed Information are solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under Applicable Law.

Schedule 10 Representations and Warranties of Axalta

Schedule 11 MergeCo Governance

[Attached]

Schedule 11 MergeCo Governance

KEY GOVERNANCE TERMS

PART 1: BOARD AND EXCO COMPOSITION AS PER COMPLETION

Board: Initial size	• 11 Directors: • 2 Executive Directors • 9 Non-Executive Directors

Board: Initial composition

•

4 Axalta Directors:

•

1 Executive Director: Deputy-CEO for the first six months following Completion (subject to earlier transition as described in the section “Board replacements during initial 3 years”), at which point the Deputy-CEO will resign, and the CFO will become an Executive Director

•

3 Non-Executive Directors (incl. Chair)

•

4 AkzoNobel Directors:

•

1 Executive Director: CEO

•

3 Non-Executive Directors (incl. Vice-Chair)

•

3 Non-Executive Directors selected by AkzoNobel and Axalta jointly (each, a “Joint Director”)

Board: Initial terms	• Initial MergeCo Directors will each serve a three-year term (with the end of the term adjusted as necessary to coincide with the date of the first AGM held after the 3rd anniversary of Completion)

ExCo: Initial composition

•

ExCo consisting of both Executive Directors and a number of senior executives (incl. CFO)

•

CFO to be selected by Axalta

•

Other senior executives to be selected pre-Completion by the initial CEO in consultation with the other MergeCo Directors to achieve representation in (i) the ExCo functions on a 50/50 basis and (ii) the ExCo business leaders based on existing significance of the applicable business

PART 2: MERGECO GOVERNANCE

• Dual headquarters: Amsterdam and Philadelphia

HQ location	• Management team to determine location of functions/businesses

Tax residency	• The Netherlands (exclusively)

Domicile changes	• Domicile change requires the affirmative vote of at least 75% of the Non- Executive Directors

Classes of shares	• Single class of shares (i.e., ordinary shares only; no priority shares)

Anti-takeover protection	• No anti-takeover protection in form of foundation or continuation of priority share structure

• One-tier board

•

General Meeting appoints Executive Directors and Non-Executive Directors upon binding nomination by Non-Executive Directors; provided that until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe nomination arrangements described under “Board replacements during initial 3 years” when making binding nominations

• Binding nomination can be overruled by General Meeting with at least 2/3 majority of votes cast, representing at least 50% of outstanding share capital

Board composition

•

General Meeting can remove Directors with majority of votes cast if removal is proposed by Non-Executive Directors. Otherwise, 2/3 majority of votes cast, representing at least 50% of outstanding share capital

•

Non-Executive Directors designate ‘Chair’ and ‘Vice Chair’ from among Non-Executive Directors that qualify as independent under the NYSE listing rules and the Dutch Corporate Governance Code (“Independent”); provided that, until the first AGM held after the 3rd anniversary of Completion, MergeCo Board members must observe the arrangements described under “Chair / Vice-Chair replacements during initial 3 years”

• General Meeting can adopt remuneration policy with statutory required majority (i.e., 75% of votes cast for as long as EU listing is maintained)

Board remuneration	• Non-Executive Directors set individual Director remuneration, which must conform to remuneration policy

• Until the first AGM held after the 3rd anniversary of Completion:

Board replacements during initial 3 years

•

The MergeCo Board may only (i) propose to the general meeting of shareholders of MergeCo the suspension or dismissal of an Executive Director or (ii) suspend an Executive Director, in the case of each of (i) and (ii), with the affirmative vote of at least 75% of the Non-Executive Directors

•

The MergeCo Board may only propose to the general meeting of shareholders of MergeCo the suspension or dismissal of a Non-Executive Director with the affirmative vote of at least 75% of the Non- Executive Directors

•

If the Executive Director serving as CEO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining AkzoNobel Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate the CEO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CEO until the first AGM held after the 3rd anniversary of Completion

•

If the Executive Director serving as Deputy-CEO ceases to be a Director for any reason prior to the date that is six months after the Completion, the CFO will be nominated as the successor to such Executive Director and the CFO will, upon appointment by the General Meeting, serve as Executive Director until the first AGM held after the 3rd anniversary of Completion

•

If the Executive Director serving as CFO (or his/her successor appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, the remaining Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such successor will, upon appointment by the General Meeting, serve as Executive Director and CFO until the first AGM held after the 3rd anniversary of Completion

•

If any other Axalta or AkzoNobel Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) (for the avoidance of doubt, excluding any Joint Director) ceases to be a Director for any reason, the remaining Axalta Directors or AkzoNobel Directors, respectively, then serving as Non- Executive Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) will be entitled to nominate an Independent, Non-Executive Director as such person’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

•

If any Joint Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director for any reason, an Independent, Non-Executive Director to serve as such person’s successor will be nominated by the MergeCo Board with the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion

•

References to the approval or affirmative vote of at least 75% of the Non-Executive Directors in this “Board replacements during initial 3 years” section mean the approval or affirmative vote of at least 7 Non-Executive Directors

• At the first AGM held after the 3rd anniversary of Completion:

•

all AkzoNobel Directors and Axalta Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided applying the procedures set out in the section “Board replacements during initial 3 years”) will be put up for re- election or election, as applicable, for a 2-year term (i.e., until the end of the third AGM following the 3rd anniversary of Completion)

Board replacements following initial 3 years

•

all Joint Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided applying the procedures set out in the section “Board replacements during initial 3 years”) will be put up for re-election or election, as applicable, to serve a 1-year term (i.e., until the end of the second AGM following the 3rd year anniversary of Completion)

•

At the second AGM held after the 3rd anniversary of Completion, all Joint Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) then in office (or any alternative nominee for such position as decided by the Board) will be put up for re-election or election, as applicable, to serve a 1-year term (i.e., until the end of the third AGM following the 3rd anniversary of Completion)

•

At and following the third AGM held after the 3rd anniversary of Completion, all MergeCo Directors put up for election or re-election, as applicable, will be put up to serve a 1-year term (for the avoidance of doubt, not restricting the Board from deciding otherwise).

• Until the first AGM held after the 3rd anniversary of Completion:

Chair / Vice-Chair replacements during initial 3 years

•

The title ‘Chair’ is granted from time to time by the then-serving Axalta Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least 75% of the Non-Executive Directors, to one of the Independent Non-Executive Directors

•

The title ‘Vice-Chair’ is granted from time to time by the then-serving AkzoNobel Directors (or their successors appointed in accordance with this section “Board replacements during initial 3 years”), which grant will be subject to the approval of at least 75% of the Non-Executive Directors, to one of the Independent Non-Executive Directors

•

Endeavour for unanimous vote, but if Board fails to reach unanimity, a majority of votes cast suffices; provided that, until the first AGM held after the 3rd anniversary of Completion, proposed amendments to the remuneration policy will require approval of 75% of Non-Executive Directors

•

General quorum requirement of a majority of Directors; provided that, until the first AGM held after the 3rd anniversary of Completion, quorum will require at least 3 Axalta Directors and 3 AkzoNobel Directors

Board decision making

•

Majority of all Board meetings (regularly scheduled and ad hoc) in NL, with at least half of regularly scheduled meetings in NL and without an equal number of other regularly scheduled meetings held in the same other country

•

Division of duties among Executive Directors and Non-Executive Directors to be set out in Board rules as mutually agreed by AkzoNobel and Axalta prior to the Completion, taking into account matters that are currently subject to approval of the AkzoNobel Supervisory Board

•

Until the first AGM held after the 3rd anniversary of Completion, the suspension, dismissal and replacement of the CEO or CFO as ExCo members requires approval of at least 75% of the Non-Executive Directors

ExCo

•

Until the first AGM held after the 3rd anniversary of Completion, if the CFO (or his/her successor appointed in accordance with this section “ExCo”) ceases to be the CFO for any reason, the Axalta Directors (or their successors appointed in accordance with the section “Board replacements during initial 3 years”) will be entitled to nominate the CFO’s successor, which nomination will be subject to the approval of at least 75% of the Non-Executive Directors

•

Except as required pursuant to the two preceding items, following determination of the initial composition of the ExCo, ExCo members (other than Executive Directors) are suspended, dismissed, replaced and appointed by the CEO, subject to the prior approval of the Board

• General Meetings can be held in person, hybrid and (to the extent permitted by law) fully virtual

•

General Meeting resolves with majority of votes cast, unless (i) provided otherwise by Dutch law, (ii) to overrule binding nomination or (iii) to remove a Director without a proposal to that effect from the Non-Executive Directors (see above)

• No quorum requirement, except as required by applicable exchange listing rules

General Meeting	• The following resolutions can only be adopted by the General Meeting on the proposal of the Board:

• amendment to the Articles

• dissolution

• distribution of annual profits or from reserves

• share issuance

• limitation/exclusion of pre-emptive rights

• revoking authorization of Board to issue shares, limit/exclude pre-emptive rights or perform share buy-backs

• cancellations or other reductions of issued share capital

• legal merger/demerger

• amendment to the remuneration policy of the Board

• Shareholders holding 3% or more of issued share capital can request an item to be added to the agenda of a General Meeting

Schedule 12 Bermuda Statutory Merger Agreement

[Attached]

Schedule 12 Bermuda Statutory Merger Agreement

[Agreed Form]

THIS STATUTORY MERGER AGREEMENT is dated [●], 2025 (this “Agreement”)

BETWEEN:

(1)

Axalta Coating Systems Ltd., an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “Axalta”);

(2)

Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands [having its [registered/principal] office at [●]] (hereinafter called “AkzoNobel”); and

(3)

[●], an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “AkzoNobel Sub”).

WHEREAS:

(A)	AkzoNobel Sub is a wholly-owned subsidiary of AkzoNobel;

(B)

This Agreement is the Bermuda Statutory Merger Agreement as referred to in the merger agreement by and among AkzoNobel and Axalta, dated [●], 2025 (the “Merger Agreement”), which Merger Agreement AkzoNobel Sub acceded to on [●] 2025 through the execution of a joinder agreement; and

(C)

AkzoNobel, AkzoNobel Sub and Axalta have agreed that AkzoNobel Sub will, subject to the terms and conditions set forth herein and in the Merger Agreement, merge with and into Axalta, with Axalta continuing as the surviving company, in accordance with Section 104H and other applicable provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”).

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Merger Agreement.

2.	EFFECTIVENESS OF MERGER

2.1.

The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Merger Agreement and in accordance with the Companies Act, at the Effective Time, AkzoNobel Sub shall be merged with and into Axalta, with Axalta surviving such Merger and continuing as the Surviving Corporation.

2.2.

The Merger shall be conditional on the satisfaction or, to the extent permitted by Applicable Law and in accordance with clause 3.2 of the Merger Agreement, waiver of each of the Merger Conditions identified in clause 3.1 of the Merger Agreement.

2.3.

The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or at such other time and date as shall be set forth in the Certificate of Merger, being the Effective Time.

3.	NAME OF SURVIVING CORPORATION

The Surviving Corporation shall be named [●]1.

4.	MEMORANDUM OF ASSOCIATION

The memorandum of association of the Surviving Corporation shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the memorandum of association of

[1]	Note to draft: To be confirmed.

AkzoNobel Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by Applicable Law, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be [●]2 and (ii) the authorised share capital of the Surviving Corporation as provided in such memorandum of association shall be the authorised share capital of Axalta immediately prior to the Effective Time.

5.	BYE-LAWS

The bye-laws of the Surviving Corporation (the “Surviving Corporation Bye-Laws”) shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the bye-laws of AkzoNobel Sub in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by Applicable Law, except that the name of the Surviving Corporation as provided in the Surviving Corporation Bye-Laws shall be [●]3.

6.	DIRECTORS AND OFFICERS

6.1.

The persons whose names and addresses are set out below, being the directors of AkzoNobel Sub immediately prior to the Effective Time, shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

Name: [●]

Address: [●]

Name: [●]

Address: [●]

6.2.

The officers of Axalta at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

7.	CONVERSION OF SECURITIES

7.1.	At the Effective Time, by virtue of the Merger and without any action on the part of Axalta, AkzoNobel, AkzoNobel Sub or any holder of any equity thereof:

a)

Conversion of Axalta Ordinary Shares. At the Effective Time each outstanding and issued Axalta Ordinary Share, with par value of USD 1.00, issued immediately prior to the Effective Time (other than Axalta Ordinary Shares to be cancelled pursuant to Schedule 5, clause 2.3.2 of the Merger Agreement) shall be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, with par value of EUR 0.50 each.

b)

Fractional Entitlements. No fraction of an AkzoNobel Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share (after aggregating all fractional AkzoNobel Ordinary Shares that otherwise would be received by such holder) shall receive compensation in accordance with Schedule 5, clause 2.3.5 of the Merger Agreement.

c)

Conversion of AkzoNobel Sub Shares. Each AkzoNobel Sub Share in issue immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Surviving Corporation. For the avoidance of doubt, the ordinary shares of the Surviving Corporation referred to in the immediately preceding sentence shall not be entitled to, and shall not be converted into the right to, receive the AkzoNobel Share Consideration.

[2]	Note to draft: To be confirmed.
[3]	Note to draft: To be confirmed.

d)

Cancellation of Axalta Shares. All Axalta Ordinary Shares that are owned by Axalta as treasury shares immediately prior to the Effective Time, and any Axalta Ordinary Shares owned by AkzoNobel, AkzoNobel Sub or any other direct or indirect wholly owned Subsidiary of AkzoNobel immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be due or delivered in exchange therefor.

e)

Shares of Dissenting Shareholders. At the Effective Time and subject to Applicable Law, (i) each Dissenting Share shall be converted into the right to receive the AkzoNobel Share Consideration from the Exchange Agent in accordance with Schedule 5, clause 4 of the Merger Agreement, and (ii) if the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act is greater than the AkzoNobel Share Consideration, then in addition to such AkzoNobel Share Consideration, any Dissenting Shareholders shall be entitled to receive, following the decision of the court, a cash payment equal to the difference between the Appraised Fair Value and the value of the AkzoNobel Share Consideration from the Surviving Corporation by payment within one (1) month after the Appraised Fair Value is finally determined pursuant to such appraisal procedure.

7.2.	Treatment of Axalta RSUs.

a)

At the Effective Time, except as set forth in clause 11.1.2 of the Merger Agreement, each Axalta RSU that is outstanding as of immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta RSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the corresponding Axalta RSU immediately prior to the Effective Time multiplied by the Exchange Ratio and, if applicable, holders of such Axalta RSUs shall receive the Fractional RSU Consideration. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta RSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant, or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta RSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying such Terminating Axalta RSU Award, the Terminating Axalta RSU Award Consideration.

7.3.	Treatment of Axalta PSUs.

a)

At the Effective Time, except as set forth in clause 11.1.4 of the Merger Agreement, each Axalta PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta PSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the Axalta PSU immediately prior to the Effective Time (based on the Axalta Deemed Performance Level) multiplied by the Exchange Ratio and, if applicable, holders of such Axalta PSUs shall receive the Fractional PSU Consideration. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such

Axalta PSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of the grant or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta PSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta PSU Award, shall fully vest, in accordance with clause 11.1.4 of the Merger Agreement, and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying the Terminating Axalta PSU Award, the Terminating Axalta PSU Award Consideration.

7.4.	Treatment of Axalta Options.

a)

At the Effective Time, except as set forth in clause 11.1.6 of the Merger Agreement, each Axalta Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall be assumed by AkzoNobel and shall be converted into an Assumed Option with respect to a number of AkzoNobel Ordinary Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Axalta Ordinary Shares underlying the Axalta Option immediately prior to the Effective Time, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Axalta Ordinary Shares of such Axalta Option divided by (ii) the Exchange Ratio. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta Option pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant or as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Axalta Option that is outstanding immediately prior to the Effective Time and is held by a former Axalta Service Provider, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive a number of AkzoNobel Ordinary Shares (if any) equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Axalta Shares underlying the Axalta Option immediately prior to the Effective Time less (ii) a number of Axalta Shares having a fair market value (determined by reference to the closing price of an Axalta Share on the trading day immediately preceding the Effective Time) equal to the aggregate exercise price applicable to such Axalta Option. For the avoidance of doubt, each such Axalta Option for which the applicable per-share exercise price exceeds the closing price of an Axalta Share on the trading day immediately preceding the Effective Time shall be cancelled as of the Effective Time for no consideration.

8.	MISCELLANEOUS

8.1.

This Agreement shall terminate automatically upon termination of the Merger Agreement in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including those which have accrued under the Merger Agreement), if this Agreement is terminated pursuant to this Section 8.1, then this Agreement shall terminate and there shall be no other liability between the parties thereto.

8.2.

This Agreement and the documents referred to in this Agreement, including the Merger Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.

8.3.	Any variation of this Agreement shall be in writing and signed by or on behalf of all parties.

9.	EXECUTION IN COUNTERPARTS

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

10.	NOTICES

All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service (providing proof of delivery), or sent via email (with receipt confirmed) to the parties at the following addresses or email addresses:

If to AkzoNobel Sub or AkzoNobel, to:

[Name]

[Address]

Attention: [●]

Email: [●]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [●]

Email: [●]

If to Axalta, to:

[Name]

[Address]

Attention: [●]

Email: [●]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [●]

Email: [●]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. Bermuda time and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day.

11.	GOVERNING LAW AND FORUM

This Agreement shall be governed by and construed in accordance with the laws of Bermuda. As to forum, any dispute, controversy or claim arising out of or in connection with this Agreement (including any question regarding its existence, validity or termination), shall be resolved in accordance with clause 20.11 of the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first written above.

SIGNED for and on behalf of
Axalta Coating Systems Ltd.

By:

Name:

Title:

SIGNED for and on behalf of
Akzo Nobel N.V.

By:

Name:

Title:

SIGNED for and on behalf of
[AkzoNobel Sub]

By:

Name:

Title:

Schedule 13 AkzoNobel Sub Joinder Agreement

[AKZONOBEL SUB] JOINDER AGREEMENT

THIS JOINDER AGREEMENT (THIS “JOINDER”) IS DATED [●] AND MADE BETWEEN:

(1)	[●], (“AkzoNobel”);

(2)	[●], (“Axalta”); and

(3)	[●], (“AkzoNobel Sub”).

Capitalised terms used but not defined in this Joinder shall have the meanings given to them in that certain Merger Agreement dated [●] by and between AkzoNobel and Axalta (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”).

1	Accession; status as a party to the Merger Agreement

1.1

With effect from the date of this Joinder, AkzoNobel Sub accedes to and becomes a party to the Merger Agreement as contemplated by clause 2.1.1(c) thereof, and agrees to be bound by, comply with and perform the provisions of the Merger Agreement as if AkzoNobel Sub had been an original signatory thereto.

1.2

Without limiting the foregoing, the representations, warranties, covenants and agreements of, or with respect to, AkzoNobel Sub in the Merger Agreement shall be effective as of and after the execution and delivery of this Joinder.

2	Confirmation by AkzoNobel and Axalta

Each of AkzoNobel and Axalta:

(a)	consents to the accession of AkzoNobel Sub to the Merger Agreement pursuant to this Joinder; and

(b)

confirms that, upon execution and delivery of this Joinder, the Merger Agreement shall remain in full force and effect and shall be binding upon and enforceable against AkzoNobel Sub in accordance with its terms.

3	Representations and warranties of AkzoNobel Sub

AkzoNobel Sub represents and warrants to Axalta and AkzoNobel as of the date of this Joinder (except to the extent that the relevant representation or warranty by AkzoNobel Sub is given by reference explicitly to another specific date or period, in which case AkzoNobel Sub represents and warrants to Axalta and AkzoNobel as of such specific date or period) that:

(a)

Organisation and good standing. AkzoNobel Sub is duly incorporated, validly existing and in good standing under the laws of Bermuda and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted, if any.

(b)

Authority; execution; enforceability. AkzoNobel Sub has all requisite corporate power and authority and has taken all corporate action necessary to authorise the execution, delivery and performance of this Joinder and to accede to, be bound by and perform the Merger Agreement as contemplated hereby, and to consummate the Merger. This Joinder has been duly executed and delivered by AkzoNobel Sub and constitutes a valid and binding obligation of AkzoNobel Sub, enforceable against AkzoNobel Sub in accordance with its terms, subject to applicable laws relating to insolvency and creditors’ rights and to general principles of equity.

(c)	No conflicts. The execution and delivery of this Joinder by AkzoNobel Sub, the accession by AkzoNobel Sub to the Merger Agreement, the performance by AkzoNobel Sub of its obligations

Schedule 13 AkzoNobel Sub Joinder Agreement

under the Merger Agreement and the consummation of the Merger do not (i) conflict with or result in a breach or violation of any provision of AkzoNobel Sub’s memorandum of association or bye-laws, (ii) violate any applicable law or (iii) require any consent or approval of, or filing or registration with, any governmental authority that has not been obtained or made, except such consents, approvals, filings or registrations the absence of which would not prevent, materially delay or materially impair the performance by AkzoNobel Sub of its obligations hereunder and under the Merger Agreement.

(d)

Ownership and purpose. Immediately prior to the execution of this Joinder and prior to the Effective Time, (a) AkzoNobel (or a wholly-owned Subsidiary of AkzoNobel) owns, beneficially and of record, all of the issued and outstanding shares of AkzoNobel Sub, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.

4	Undertakings

4.1

Performance. AkzoNobel Sub undertakes to perform all obligations expressly applicable to it under the Merger Agreement, including those set out in clause 2.1 and Schedule 4 (Merger), in accordance with the terms thereof.

4.2

Further assurances. AkzoNobel Sub shall execute and deliver such further instruments and do such further acts and things as may be reasonably required to give full effect to this Joinder and the Merger Agreement, including any filings, consents and approvals required under the Companies Act 1981 of Bermuda (as amended) in connection with the Merger.

5	Notices

For purposes of clause 20.9 (Notices) of the Merger Agreement, the notice details for AkzoNobel Sub are:

AkzoNobel Sub Ltd.

[Address]

Attention: [●]

Email: [●]

6	Counterparts; delivery

This Joinder may be executed in counterparts (including by electronic signature and electronic delivery), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

7	Governing law; forum

7.1

This Joinder and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, the laws of the Netherlands, provided that matters relating to the Companies Act and the corporate affairs of AkzoNobel Sub to the extent mandatorily governed by Bermuda law shall be subject to the laws of Bermuda as set out in clause 20.11.1(ii) of the Merger Agreement.

7.2

Any dispute, controversy or claim arising out of or in connection with this Joinder (including any question regarding its existence, validity or termination) shall be resolved in accordance with clause 20.11 (Governing law and forum) of the Merger Agreement.

Schedule 13 AkzoNobel Sub Joinder Agreement

8	No amendment

Except as expressly provided herein with respect to the accession of AkzoNobel Sub, nothing in this Joinder amends, supplements or otherwise modifies any provision of the Merger Agreement, which shall continue in full force and effect in accordance with its terms.

9	Conflicts

In the event of any conflict between the terms of this Joinder and the Merger Agreement solely with respect to the accession of AkzoNobel Sub, the terms of this Joinder shall prevail; in all other respects, the Merger Agreement shall prevail.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

Schedule 13 AkzoNobel Sub Joinder Agreement

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

[AkzoNobel] N.V.	[AkzoNobel] N.V.
By:	By:
Title:	Title:
[By:	[By:
Title: ]	Title: ]

[Axalta] Ltd
By:
Title:
[By:
Title: ]

[AkzoNobel Sub] Ltd	[AkzoNobel Sub] Ltd
By:	By:
Title:	Title:
[By:	[By:
Title: ]	Title: ]

Schedule 13 AkzoNobel Sub Joinder Agreement

Annex B

Execution Version

AMENDMENT NO. 1

TO

MERGER AGREEMENT

This AMENDMENT NO. 1 TO MERGER AGREEMENT (this “Amendment”) is made and entered into as of 27 May 2026, by and between Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“AkzoNobel”), and Axalta Coating Systems Ltd., an exempted company incorporated under the laws of Bermuda (“Axalta”). Each of AkzoNobel and Axalta are sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into that certain Merger Agreement, dated as of 18 November 2025 (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”) (capitalized words used but not defined herein have the respective meanings given to them in the Merger Agreement);

WHEREAS, pursuant to clause 20.8 of the Merger Agreement, the Merger Agreement may be amended only if such amendment is in writing and signed by each Party; and

WHEREAS, AkzoNobel and Axalta wish to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Amendments to clauses of the Merger Agreement.

(a) The title of clause 2 and clause 2.1 of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

“2 THE MERGERS

2.1 Incorporation AkzoNobel Sub and AkzoNobel Sub 2

As soon as reasonably practicable after the date of this Agreement, and in any event prior to the first public filing of the Form F-4 in accordance with clause 4.15, AkzoNobel shall incorporate AkzoNobel Sub 2 and shall procure that AkzoNobel Sub 2 incorporates AkzoNobel Sub, each as exempted companies under the laws of Bermuda (AkzoNobel Sub and AkzoNobel Sub 2 together, the “Merger Subs” and each a “Merger Sub”). Promptly following the incorporation of the Merger Subs:

(a) AkzoNobel shall cause AkzoNobel Sub 2 to (1) file IRS Form 8832 with the United States Internal Revenue Service, on which form AkzoNobel Sub 2 shall elect to be disregarded as a separate entity for U.S. federal income tax purposes and (2) take all necessary actions to become a tax resident of the Netherlands;

(b) AkzoNobel shall deliver to Axalta complete and correct copies of the organizational or governing documents of each Merger Sub;

(c) The board of directors of each Merger Sub shall approve this Agreement and determine that the transactions contemplated by this Agreement, including the respective Mergers, are in the best interest of the respective Merger Sub and its shareholder, as applicable, and the shareholder of the respective Merger Sub, as applicable, shall approve this Agreement and the respective Merger, in each case, in accordance with Applicable Laws and subject to the terms and conditions set out in this Agreement; and

(d) AkzoNobel shall cause each Merger Sub to execute and deliver to Axalta a joinder to this Agreement, in the form attached hereto as Schedule 13 (Merger Subs Joinder Agreement) (each, a

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“Joinder Agreement”). Upon the execution and delivery of the Joinder Agreements, (i) such Joinder Agreements shall be deemed to be part of this Agreement and (ii) each of the Merger Subs and AkzoNobel shall together be deemed to be a “Party” to this Agreement. The representations, warranties, covenants and agreements of, or with respect to, each of the Merger Subs herein and in each of the Joinder Agreements shall take effect as of and after the execution and delivery of the applicable Joinder Agreement.

(b) The following header is hereby added prior to clause 2.1.2 of the Merger Agreement and clause 2.1.2 of the Merger Agreement is hereby renumbered to clause 2.2.1, whereby any references in the Merger Agreement to clause 2.1.2 shall be read and construed as a reference to clause 2.2.1.

“2.2 The Merger”

(c) Clauses 2.2 through 2.5 of the Merger Agreement are hereby renumbered as clauses 2.3 through 2.6 respectively. Consequently, each reference in the Merger Agreement to clause 2.2, clause 2.3, clause 2.4 or clause 2.5 shall be read and construed as a reference to clause 2.3, clause 2.4, clause 2.5 or clause 2.6 respectively.

(d) The following is hereby added as a new clause 2.7 of the Merger Agreement:

“2.7 Contribution

Immediately following the Contribution and prior to the Second Merger, AkzoNobel shall contribute a number of ordinary shares of the Surviving Corporation owned by it to AkzoNobel Sub 2 in exchange for no consideration (the “AkzoNobel Sub 2 Contribution” and, together with the Contribution, the “Contributions”).”

(e) The following is hereby added as a new clause 2.8 of the Merger Agreement:

“2.8 The Second Merger

2.8.1 On the terms and subject to the conditions set out in this Agreement, as promptly as practicable following the AkzoNobel Sub 2 Contribution and on the same day as the AkzoNobel Sub 2 Contribution, AkzoNobel shall, and shall procure that AkzoNobel Sub 2 and the Surviving Corporation shall, implement the Second Merger by merging the Surviving Corporation with and into AkzoNobel Sub 2, with AkzoNobel Sub 2 as the surviving company (hereinafter referred to as AkzoNobel Sub 2 or the “Second Surviving Corporation”), in accordance with the terms set out in Schedule 4 (Mergers), pursuant to which at the Second Effective Time, each ordinary share of the Surviving Corporation outstanding and issued immediately prior to the Second Effective Time shall be automatically cancelled and cease to exist, and no consideration shall be due or delivered in exchange therefor in accordance with the terms set out in Schedule 4 (Mergers).

2.8.2 The Second Merger shall become effective upon the issuance of the Second Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Second Certificate of Merger (such date and time, the “Second Effective Time”).”

(f) Clauses 3.1.1(c) and 20.11.1 of the Merger Agreement are hereby amended to replace each instance of “AkzoNobel Sub” with “each Merger Sub”.

(g) Clause 7.2 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“7.2.1 Subject to Applicable Law and clause 7.2.5, AkzoNobel shall cause, effective as of the Amendment Time:

(a) MergeCo to have a one-tier board of directors consisting of eleven (11) members, including two (2) executive directors and nine (9) non-executive directors;

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(b) the MergeCo Axalta Board Nominees to be appointed as members of the MergeCo Board;

(c) the MergeCo AkzoNobel Board Nominees to be appointed as members of the MergeCo Board; and

(d) three (3) individuals to be nominated by AkzoNobel and Axalta, acting jointly, to be appointed as non-executive directors of the MergeCo Board, who shall be independent (as determined in accordance with the standards of the NYSE and the Dutch Corporate Governance Code) from the Parties (the “MergeCo Joint Board Nominees”).

7.2.2 The MergeCo Axalta Board Nominees shall be designated by Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between AkzoNobel and Axalta regarding appropriate candidates for appointment to the MergeCo Board, and Axalta shall consider in good faith input reasonably provided by AkzoNobel, taking into account Applicable Law.

7.2.3 The MergeCo AkzoNobel Board Nominees shall be designated by AkzoNobel in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following consultation between Axalta and AkzoNobel regarding appropriate candidates for appointment to the MergeCo Board, and AkzoNobel shall consider in good faith input reasonably provided by Axalta, taking into account Applicable Law.

7.2.4 Subject to clause 7.2.5, the MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials, following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board.

7.2.5 Notwithstanding anything to the contrary in clauses 7.2.1 and 7.2.4, AkzoNobel and Axalta may mutually agree in writing no later than the tenth (10th) Business Day prior to the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials that one or more MergeCo Joint Board Nominees shall be jointly designated by AkzoNobel and Axalta after the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials but before the Effective Time following mutual agreement between Axalta and AkzoNobel, acting in good faith, regarding the appropriate candidates for appointment to the MergeCo Board. To the extent that one or more MergeCo Joint Board Nominees are jointly designated after the date of the first publication of the AkzoNobel EGM Materials or the Axalta EGM Materials pursuant to this clause 7.2.5, AkzoNobel shall, following mutual agreement between AkzoNobel and Axalta, acting in good faith, cause such MergeCo Joint Board Nominees to be appointed either (i) as temporary replacements of non-executive directors of the MergeCo Board pursuant to the directors’ inability to act and vacancies (belet en ontstentenis) arrangements in the MergeCo Articles of Association, effective as of immediately after the Amendment Time and until their appointment as non-executive directors of the MergeCo Board by the general meeting of MergeCo following the Amendment Time has become effective, or (ii) as members of the MergeCo Board in any subsequent general meeting of AkzoNobel to be held prior to the Effective Time.

7.2.6 In designating the MergeCo Board Nominees, the Parties shall take the following into account:

(a) all MergeCo Board Nominees shall be suitable for appointment under Applicable Law (including under any binding limitations under overboarding rules under Applicable Law) and mandatory NYSE standards and the total composition of the MergeCo Board (including any temporary replacements of non-executive directors of the MergeCo Board to be appointed pursuant to clause 7.2.5) shall meet the independence standards under the NYSE independence rules and the Dutch Corporate Governance Code; and

(b) in selecting the MergeCo Board Nominees, the Parties shall comply with the binding limitations under gender balance requirements under Applicable Law and, if required for that purpose, in good faith discuss any alternatives to any MergeCo Board Nominee, as applicable.

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7.2.7 AkzoNobel shall procure that any members of the AkzoNobel Board of Management and AkzoNobel Supervisory Board who will not continue as MergeCo Board members as of the Amendment Time shall irrevocably resign from their positions as members of the AkzoNobel Board of Management or AkzoNobel Supervisory Board, respectively, and from any other office or function they hold with AkzoNobel or any of its Subsidiaries (where relevant), in each case with effect from the Amendment Time and each such member will confirm prior to the Amendment Time that, at the Amendment Time, he or she has no claim whatsoever against AkzoNobel in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to AkzoNobel or (ii) severance or retention agreements entered into in respect of the Merger.

7.2.8 AkzoNobel shall not take any actions that would result in the appointment of any persons as members of the MergeCo Board (or, if applicable, as temporary replacements of non-executive directors of the MergeCo Board pursuant to clause 7.2.5), other than the MergeCo Board Nominees.

7.2.9 Axalta shall procure that any member of the Axalta Board that will resign as a member of the Axalta Board as a consequence of the Merger, and not become a member of the MergeCo Board, will confirm prior to the Effective Time that, at the Effective Time, he or she has no claim whatsoever against Axalta in respect of loss of office or otherwise, except with respect to (i) compensation duly accrued under any remunerations arrangements in respect of services rendered to Axalta or (ii) severance or retention agreements entered into in respect of the Merger.”

(h) Clauses 18.2.1, 18.2.2, 18.2.3 and 18.2.4 are hereby amended and restated in their entirety to read as follows:

“18.2 U.S. Tax Matters

18.2.1 For U.S. federal income Tax purposes, it is the intent of the Parties that (i) the Mergers and the Contributions, taken together, are treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code, (ii) this Agreement constitutes, and is adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and (iii) no owner of a direct or indirect interest in Axalta (other than an owner that owns five percent (5%) or more (applying the attribution rules of Section 318 of the Code, as modified by Section 958(b) of the Code) of either the total voting power or the total value of the stock of AkzoNobel for purposes of Treasury Regulations Section 1.367(a)-3(b)(1) following the Mergers and the Contributions that does not enter into a five-year gain recognition agreement pursuant to Treasury Regulations Section 1.367(a)-8(c)) should recognize gain under Section 367(a) of the Code in connection with the Mergers and the Contributions (clauses (i), (ii) and (iii), together, the “Intended Tax Treatment”).

18.2.2 Prior to the Effective Time, none of Axalta, AkzoNobel or any of their respective Subsidiaries shall take or cause to be taken any action that would reasonably be expected to prevent the Mergers and the Contributions from qualifying for the Intended Tax Treatment. Except as otherwise required by Applicable Law, the Parties shall, and shall cause their Affiliates to, treat, for U.S. federal income tax purposes, the Mergers and the Contributions consistently with the Intended Tax Treatment. No Party shall, or shall permit its Affiliates to, take any position for U.S. federal income Tax purposes inconsistent therewith, except to the extent otherwise required by a “determination” under Section 1313 of the Code or other Applicable Law. Notwithstanding any provision in this Agreement to the contrary, none of Axalta, AkzoNobel, any of their respective Subsidiaries or the Surviving Corporation shall have any liability or obligation to any holder of Axalta Ordinary Shares or AkzoNobel Ordinary Shares should the Mergers or the Contributions fail to qualify for the Intended Tax Treatment.

18.2.3 Each of AkzoNobel and Axalta shall notify the other in writing as soon as practicable if, before the Effective Time, such Party knows or has reason to believe that the Mergers and the Contributions may not qualify for the Intended Tax Treatment.

18.2.4 Each of AkzoNobel and Axalta shall use its reasonable best efforts to cause its officers to execute and deliver to Cravath, Swaine & Moore LLP or Davis Polk & Wardwell LLP, as applicable,

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customary tax representation letters with respect to the Intended Tax Treatment, in form and substance reasonably satisfactory to such advisor at such time or times as such advisor shall reasonably request, including (A) on the date the Form F-4 shall have been declared effective by the SEC, (B) on such other date(s) as determined reasonably necessary by such advisor in connection with the preparation and filing of the Form F-4, (C) at the Effective Time and (D) on such other dates as determined reasonably necessary or appropriate by such advisor.”

2. Amendments to Schedule 1 to the Merger Agreement.

(a) The following definitions are hereby added to Schedule 1 to the Merger Agreement and the definition of “Merger Intended Tax Treatment” is hereby removed from Schedule 1 to the Merger Agreement:

(i) “AkzoNobel Sub 2” means a direct wholly owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda.

(ii) “AkzoNobel Sub 2 Contribution” has the meaning given to it in clause 2.7.

(iii) “Contributions” has the meaning given to it in clause 2.7.

(iv) “Mergers” means the Merger and the Second Merger.

(v) “Merger Subs” means AkzoNobel Sub and AkzoNobel Sub 2 jointly .

(vi) “Second Bermuda Statutory Merger Agreement” has the meaning given to it in clause 5.2(a) of Schedule 4.

(vii) “Second Certificate of Merger” has the meaning given to it in clause 5.2(c) of Schedule 4.

(viii) “Second Effective Time” has the meaning given to it in clause 2.8.2.

(ix) “Second Merger” means a merger under the laws of Bermuda between the Surviving Corporation and AkzoNobel Sub 2.

(x) “Second Merger Application” has the meaning given to it in clause 5.2(b) of Schedule 4.

(xi) “Second Surviving Corporation” has the meaning given to it in clause 2.8.1.

(b) The definition of “AkzoNobel Sub” is hereby amended and restated in its entirety to read as follows:

“AkzoNobel Sub” means a direct wholly owned subsidiary of AkzoNobel Sub 2 to be organized as an exempted company limited by shares incorporated under the laws of Bermuda.

(c) The definition of “Contribution” is hereby amended and restated in its entirety to read as follows:

“Contribution” has the meaning given to it in clause 2.2.1(b);

(d) The definition of “Joinder Agreement” is hereby amended and restated in its entirety to read as follows:

“Joinder Agreement” has the meaning given to it in clause 2.1.1(d).

(e) The definition of “Surviving Corporation” is hereby amended and restated in its entirety to read as follows:

“Surviving Corporation” has the meaning given to it in clause 2.2.1.

3. Amendment to Schedule 4 of the Merger Agreement.

(a) The title of Schedule 4 of the Merger Agreement “Merger” is hereby amended and restated in its entirety to “Mergers”. Consequently, each reference to “Schedule 4 (Merger)” in the Merger Agreement is hereby amended and restated in its entirety to “Schedule 4 (Mergers)”.

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(b) Clause 1.1 of Schedule 4 is hereby amended and restated in its entirety to read as follows:

“1 Implementation of the Merger

1.1 At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, AkzoNobel Sub shall be merged with and into Axalta under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of AkzoNobel Sub shall cease and Axalta shall continue as the surviving company pursuant to the Companies Act, and its shares shall be held by AkzoNobel Sub 2 and AkzoNobel and, immediately prior to effecting the Second Merger, as a direct subsidiary of AkzoNobel Sub 2.”

(c) The following is hereby added as a new clause 5 and a new clause 6 to Schedule 4 of the Merger Agreement:

“5 Implementation of the Second Merger.

5.1 At the Second Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Act, the Surviving Corporation shall be merged with and into AkzoNobel Sub 2 under Sections 104(H) to 109 of the Companies Act, the separate corporate existence of the Surviving Corporation shall cease and AkzoNobel Sub 2 shall continue as the surviving company pursuant to the Companies Act and shall be a direct wholly owned subsidiary of AkzoNobel.

5.2 Subject to the terms of this Agreement, the Parties shall:

(a) on or prior to the Completion Date, execute and deliver the Bermuda Statutory Merger Agreement with such changes as are necessary and required to effect the Second Merger (the “Second Bermuda Statutory Merger Agreement”);

(b) on or prior to the Completion Date, cause an application for registration of the Second Surviving Corporation (the “Second Merger Application”) to be executed and delivered to the Registrar as provided under and in accordance with Section 108 of the Companies Act and to be accompanied by the documents required by Sections 108(2) and 108(3) of the Companies Act; and

(c) cause to be included in the Second Merger Application a request that the Registrar issue the certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) on the Completion Date at the time of day mutually agreed upon by the Parties and set forth in the Second Merger Application.

5.3 The Second Merger shall become effective upon the issuance of the Second Certificate of Merger by the Registrar, or at such other time and date as shall be set forth in the Second Certificate of Merger.

6 Effects of the Second Merger.

6.1 Transfer of assets and liabilities. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Bermuda Statutory Merger Agreement, the Second Certificate of Merger and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time (i) all the property, rights, privileges, powers and franchises of the Surviving Corporation and AkzoNobel Sub 2 shall vest in the Second Surviving Corporation, and (ii) all debts, liabilities and duties of the Surviving Corporation and AkzoNobel Sub 2 shall become the debts, liabilities and duties of the Second Surviving Corporation.

6.2 Governance of the Second Surviving Corporation.

6.2.1 The memorandum of association of AkzoNobel Sub 2, as in effect immediately prior to the Second Effective Time, shall by virtue of the Second Merger and without any further action be the memorandum of association of the Second Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such memorandum of association, except that the name of the Second Surviving Corporation as provided in such memorandum of

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association shall be the name of the Surviving Corporation. The bye-laws of AkzoNobel Sub 2, as in effect immediately prior to the Second Effective Time, shall by virtue of the Second Merger and without any further action be the bye-laws of the Second Surviving Corporation until thereafter amended in accordance with the Companies Act and any other Applicable Law and as provided in such bye-laws, except that the name of the Second Surviving Corporation as provided in such bye-laws shall be the name of the Surviving Corporation.

6.2.2 The directors of AkzoNobel Sub 2, as of immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the directors of the Second Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Second Surviving Corporation’s bye-laws. The officers of the Surviving Corporation at the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Second Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Second Surviving Corporation’s bye-laws.

6.3 Effect on Surviving Corporation Shares; Conversion of AkzoNobel Sub 2 shares.

6.3.1 At the Second Effective Time, each ordinary share of the Surviving Corporation outstanding and issued immediately prior to the Second Effective Time shall be cancelled and cease to exist, and no consideration shall be due or delivered in exchange therefor.

6.3.2 Each ordinary share of AkzoNobel Sub 2 in issue immediately prior to the Second Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Second Surviving Corporation.”

4. Amendment to Schedule 5 of the Merger Agreement. Limb (d) of Schedule 5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(d) to appoint, or reappoint as the case may be, the relevant Person(s) as members of the MergeCo Board as contemplated by subclauses (b) and (c) of clause 7.2.1, with effect as of the Amendment Time;”

5. Amendments to Schedule 9 of the Merger Agreement. Schedule 9 of the Merger Agreement is hereby amended to replace each instance of (i) “AkzoNobel Sub” with “each Merger Sub”, (ii) “Merger” with “Mergers”, (iii) “Contribution” with “Contributions”, (iv) “the Joinder Agreement” with “each Joinder Agreement”, and (v) “Merger Intended Tax Treatment” with “Intended Tax Treatment” and paragraph 20 of Schedule 9 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“20. Ownership and Operations of the Merger Subs

20.1 From and after AkzoNobel Sub 2’s organization, AkzoNobel owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub 2. AkzoNobel Sub 2 will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Mergers, and (x) will not conduct any business prior to the date of execution of a Joinder Agreement by AkzoNobel Sub 2 and (y) immediately prior to the execution of a Joinder Agreement by AkzoNobel Sub 2, and prior to the Second Effective Time, AkzoNobel Sub 2 will have no assets (other than shares in AkzoNobel Sub or, following the Effective Time, the Surviving Corporation), liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Mergers.

20.2 From and after AkzoNobel Sub’s organization, AkzoNobel Sub 2 owns beneficially and of record all of the outstanding capital stock of AkzoNobel Sub. AkzoNobel Sub will be formed solely for the purpose of engaging in the transactions contemplated by this Agreement, including the Mergers, and (x) will not conduct any business prior to the date of execution of a Joinder Agreement by AkzoNobel Sub and (y) immediately prior to the execution of a Joinder Agreement by AkzoNobel Sub, and prior to the Effective

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Time, AkzoNobel Sub will have no assets, liabilities or obligations of any nature, in each case, other than those incidental to its formation and pursuant to this Agreement and transactions contemplated by this Agreement, including the Mergers.

6. Amendment to Schedule 10 of the Merger Agreement. Schedule 10 of the Merger Agreement is hereby amended to replace each instance of “Merger Intended Tax Treatment” with “Intended Tax Treatment”.

7. Amendments to Schedule 11 of the Merger Agreement.

(a) The final bullet of the “Board: Initial composition” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“3 Non-Executive Directors (or temporary replacements of Non-Executive Directors pursuant to clause 7.2.5 of the Agreement) selected by AkzoNobel and Axalta jointly (each, a “Joint Director”)”

(b) The following is hereby added as a new bullet of the “Board: Initial terms” section of Schedule 11 of the Merger Agreement:

“For the avoidance of doubt, to the extent pursuant to clause 7.2.5 of the Agreement any person is designated by Axalta and AkzoNobel to be appointed as temporary replacements of non-executive directors of the MergeCo Board pursuant to the directors’ inability to act and vacancies (belet en ontstentenis) arrangements in the MergeCo Articles of Association and subsequently appointed by the General Meeting as Joint Director, each such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion”

(c) The final sub-bullet of the “Board replacements during initial 3 years” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“If any Joint Director (or their successors appointed in accordance with this section “Board replacements during initial 3 years”) ceases to be a Director (or a temporary replacement of Non-Executive Directors, as applicable) for any reason, an Independent, Non-Executive Director to serve as such person’s successor will be nominated by the MergeCo Board with the approval of at least 75% of the Non-Executive Directors, and such person will, upon appointment by the General Meeting, serve as a Non-Executive Director until the first AGM held after the 3rd anniversary of Completion”

(d) The first bullet of the “Board remuneration” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“General Meeting can adopt or amend remuneration policy with a majority of the votes cast”

(e) The final bullet of the “ExCo” section of Schedule 11 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Except as required pursuant to the two preceding items, following determination of the initial composition of the ExCo, ExCo members (other than Executive Directors) are suspended, dismissed, replaced and appointed by (i) until the 2nd anniversary of Completion, the CEO, in consultation with the Board and subject to the prior approval of the Chair and (ii) after the 2nd anniversary of Completion, the CEO, in consultation with the Board”

8. Amendments to Schedule 13 of the Merger Agreement. Schedule 13 of the Merger Agreement is hereby amended to replace each instance of (i) “AkzoNobel Sub” with “[AkzoNobel Sub / AkzoNobel Sub 2] “ and (ii) “Merger” with “Mergers”, to replace the reference to “clause 2.1.1(c)” in paragraph 1.1 of Schedule 13 of the Merger Agreement with “clause 2.1.1(d)” and paragraph 3(d) of Schedule 13 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(d) “Ownership and purpose. [(for AkzoNobel Sub:) Immediately prior to the execution of this Joinder and prior to the Effective Time, (a) AkzoNobel Sub 2 owns, beneficially and of record, all of the issued

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and outstanding shares of AkzoNobel Sub, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.][(for AkzoNobel Sub 2:) Immediately prior to the execution of this Joinder and prior to the Second Effective Time, (a) AkzoNobel owns, beneficially and of record, all of the issued and outstanding shares of AkzoNobel Sub 2, free and clear of any lien (other than liens arising by operation of law) and (b) AkzoNobel Sub 2 has been formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement (including the Second Merger) and has not conducted any business or incurred any liabilities or obligations, in each case other than those incidental to its formation and the transactions contemplated by the Merger Agreement.]”

9. References. Each reference to “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement” set forth in the Merger Agreement shall, from and after the date of this Amendment, refer to the Merger Agreement, as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to November 18, 2025, and references to “the date hereof” and “the date of this Agreement” set forth in the Merger Agreement shall continue to refer to November 18, 2025.

10. Effect of Amendment. Except to the extent expressly modified by this Amendment, the provisions of the Merger Agreement remain unmodified and are hereby confirmed as being in full force and effect. Upon the execution and delivery of this Amendment, the Merger Agreement shall thereupon be deemed to be amended as set forth in this Amendment as fully and with the same effect as if the amendments made hereby were originally set forth in the Merger Agreement, and this Amendment and the Merger Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments shall not operate so as to render invalid or improper any action heretofore validly and properly taken pursuant to and in accordance with the Merger Agreement.

11. Entire Agreement. The Merger Agreement (including the Disclosure Letter and the Schedules thereto), together with this Amendment and the Confidentiality Agreement, constitutes the entire agreement between and understanding of the Parties in respect of the Mergers and any preceding oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. Any variation, supplement or amendment to this Amendment is valid only if it is in writing and signed by each Party. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein.

12. Clauses 20.1 (Assignment), 20.2 (Costs), 20.3 (No waiver), 20.4 (No recission), 20.5 (Further assurances), 20.6 (Invalidity), 20.7 (Third party rights), 20.9 (Notices), 20.10 (Counterparts) and 20.12 (Rules of Construction) of the Merger Agreement are incorporated by reference herein, mutatis mutandis.

13. Governing law and forum. This Amendment and any obligations arising out of or in connection with it shall be interpreted, construed and exclusively governed by and in accordance with the laws of the Netherlands without regard to the conflict of laws principles thereof; provided that matters relating to the Companies Act and the corporate affairs of each Merger Sub shall be interpreted, construed and governed by and in accordance with the laws of Bermuda without regard to the conflict of laws principles thereof as set out in clause 20.11.1(ii) of the Merger Agreement (as amended hereby). Any dispute, controversy or claim arising out of or in connection with this Amendment (including any question regarding its existence, validity or termination) shall be resolved in accordance with clause 20.11 (Governing law and forum) of the Merger Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above first written.

Very truly yours,

AKZO NOBEL N.V.

By:	/s/ Grégoire Poux-Guillaume
Name: Grégoire Poux-Guillaume
Title: Chief Executive Officer

By:	/s/ Maarten de Vries
Name: Maarten de Vries
Title: Chief Financial Officer

AXALTA COATING SYSTEMS LTD.

By:	/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer & President

[Signature Page to Amendment No. 1 to Merger Agreement]

Annex C

[Agreed Form]

THIS STATUTORY MERGER AGREEMENT is dated [●], 2025 (this “Agreement”)

BETWEEN:

(1)

Axalta Coating Systems Ltd., an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “Axalta”);

(2)

Akzo Nobel N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands [having its [registered/principal] office at [●]] (hereinafter called “AkzoNobel”); and

(3)

[●], an exempted company limited by shares incorporated under the laws of Bermuda having its registered office at Conyers Corporate Services (Bermuda) Limited, Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda (hereinafter called “AkzoNobel Sub”).

WHEREAS:

(A)	AkzoNobel Sub is a wholly-owned subsidiary of AkzoNobel;

(B)

This Agreement is the Bermuda Statutory Merger Agreement as referred to in the merger agreement by and among AkzoNobel and Axalta, dated [●], 2025 (the “Merger Agreement”), which Merger Agreement AkzoNobel Sub acceded to on [●] 2025 through the execution of a joinder agreement; and

(C)

AkzoNobel, AkzoNobel Sub and Axalta have agreed that AkzoNobel Sub will, subject to the terms and conditions set forth herein and in the Merger Agreement, merge with and into Axalta, with Axalta continuing as the surviving company, in accordance with Section 104H and other applicable provisions of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”).

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1.	DEFINITIONS

Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Merger Agreement.

2.	EFFECTIVENESS OF MERGER

2.1.

The parties to this Agreement agree that, on the terms and subject to the conditions of this Agreement and the Merger Agreement and in accordance with the Companies Act, at the Effective Time, AkzoNobel Sub shall be merged with and into Axalta, with Axalta surviving such Merger and continuing as the Surviving Corporation.

2.2.

The Merger shall be conditional on the satisfaction or, to the extent permitted by Applicable Law and in accordance with clause 3.2 of the Merger Agreement, waiver of each of the Merger Conditions identified in clause 3.1 of the Merger Agreement.

2.3.

The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar or at such other time and date as shall be set forth in the Certificate of Merger, being the Effective Time.

3.	NAME OF SURVIVING CORPORATION

The Surviving Corporation shall be named [•]1.

[1]	Note to draft: To be confirmed.

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4.	MEMORANDUM OF ASSOCIATION

The memorandum of association of the Surviving Corporation shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the memorandum of association of AkzoNobel Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by Applicable Law, except that (i) the name of the Surviving Corporation as provided in such memorandum of association shall be [•]2 and (ii) the authorised share capital of the Surviving Corporation as provided in such memorandum of association shall be the authorised share capital of Axalta immediately prior to the Effective Time.

5.	BYE-LAWS

The bye-laws of the Surviving Corporation (the “Surviving Corporation Bye-Laws”) shall, at the Effective Time, by virtue of the Merger and without any further action, be in the form of the bye-laws of AkzoNobel Sub in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or by Applicable Law, except that the name of the Surviving Corporation as provided in the Surviving Corporation Bye-Laws shall be [•]3.

6.	DIRECTORS AND OFFICERS

6.1.

The persons whose names and addresses are set out below, being the directors of AkzoNobel Sub immediately prior to the Effective Time, shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

Name: [•]

Address: [•]

Name: [•]

Address: [•]

6.2.

The officers of Axalta at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation Bye-Laws.

7.	CONVERSION OF SECURITIES

7.1.	At the Effective Time, by virtue of the Merger and without any action on the part of Axalta, AkzoNobel, AkzoNobel Sub or any holder of any equity thereof:

a)

Conversion of Axalta Ordinary Shares. At the Effective Time each outstanding and issued Axalta Ordinary Share, with par value of USD 1.00, issued immediately prior to the Effective Time (other than Axalta Ordinary Shares to be cancelled pursuant to Schedule 5, clause 2.3.2 of the Merger Agreement) shall be automatically converted into the right to receive 0.6539 of a duly authorized, validly issued and fully paid AkzoNobel Ordinary Share, with par value of EUR 0.50 each.

b)

Fractional Entitlements. No fraction of an AkzoNobel Ordinary Share will be issued by virtue of the Merger, but in lieu thereof each Axalta Registered Shareholder that would otherwise be entitled to a fraction of an AkzoNobel Ordinary Share (after aggregating all fractional AkzoNobel Ordinary Shares that otherwise would be received by such holder) shall receive compensation in accordance with Schedule 5, clause 2.3.5 of the Merger Agreement.

[2]	Note to draft: To be confirmed.
[3]	Note to draft: To be confirmed.

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c)

Conversion of AkzoNobel Sub Shares. Each AkzoNobel Sub Share in issue immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid ordinary share of the Surviving Corporation. For the avoidance of doubt, the ordinary shares of the Surviving Corporation referred to in the immediately preceding sentence shall not be entitled to, and shall not be converted into the right to, receive the AkzoNobel Share Consideration.

d)

Cancellation of Axalta Shares. All Axalta Ordinary Shares that are owned by Axalta as treasury shares immediately prior to the Effective Time, and any Axalta Ordinary Shares owned by AkzoNobel, AkzoNobel Sub or any other direct or indirect wholly owned Subsidiary of AkzoNobel immediately prior to the Effective Time, shall, at the Effective Time, be cancelled and shall cease to exist, and no consideration shall be due or delivered in exchange therefor.

e)

Shares of Dissenting Shareholders. At the Effective Time and subject to Applicable Law, (i) each Dissenting Share shall be converted into the right to receive the AkzoNobel Share Consideration from the Exchange Agent in accordance with Schedule 5, clause 4 of the Merger Agreement, and (ii) if the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act is greater than the AkzoNobel Share Consideration, then in addition to such AkzoNobel Share Consideration, any Dissenting Shareholders shall be entitled to receive, following the decision of the court, a cash payment equal to the difference between the Appraised Fair Value and the value of the AkzoNobel Share Consideration from the Surviving Corporation by payment within one (1) month after the Appraised Fair Value is finally determined pursuant to such appraisal procedure.

7.2.	Treatment of Axalta RSUs.

a)

At the Effective Time, except as set forth in clause 11.1.2 of the Merger Agreement, each Axalta RSU that is outstanding as of immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta RSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta Ordinary Shares underlying the corresponding Axalta RSU immediately prior to the Effective Time multiplied by the Exchange Ratio and, if applicable, holders of such Axalta RSUs shall receive the Fractional RSU Consideration. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta RSU immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta RSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant, or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta RSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta RSU Award, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying such Terminating Axalta RSU Award, the Terminating Axalta RSU Award Consideration.

7.3.	Treatment of Axalta PSUs.

a)

At the Effective Time, except as set forth in clause 11.1.4 of the Merger Agreement, each Axalta PSU that is outstanding immediately prior to the Effective Time, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta PSU, shall be assumed by AkzoNobel and shall be converted into a restricted stock unit award that settles (subject to the satisfaction of the applicable time-based vesting conditions) in a number of AkzoNobel Ordinary Shares equal to the number of Axalta

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Ordinary Shares underlying the Axalta PSU immediately prior to the Effective Time (based on the Axalta Deemed Performance Level) multiplied by the Exchange Ratio and, if applicable, holders of such Axalta PSUs shall receive the Fractional PSU Consideration. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta PSU (other than performance-based vesting conditions) immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta PSUs pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of the grant or, in each case, as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Terminating Axalta PSU Award, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Terminating Axalta PSU Award, shall fully vest, in accordance with clause 11.1.4 of the Merger Agreement, and be cancelled and converted automatically into the right to receive, with respect to each Axalta Ordinary Share underlying the Terminating Axalta PSU Award, the Terminating Axalta PSU Award Consideration.

7.4.	Treatment of Axalta Options.

a)

At the Effective Time, except as set forth in clause 11.1.6 of the Merger Agreement, each Axalta Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall be assumed by AkzoNobel and shall be converted into an Assumed Option with respect to a number of AkzoNobel Ordinary Shares (rounded down to the nearest whole share) equal to (a) the Exchange Ratio multiplied by (b) the number of Axalta Ordinary Shares underlying the Axalta Option immediately prior to the Effective Time, at an exercise price per share (rounded up to the nearest whole cent) equal to (i) the exercise price per share of Axalta Ordinary Shares of such Axalta Option divided by (ii) the Exchange Ratio. Each Assumed Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Axalta Option immediately prior to the Effective Time (including the requirement to perform continued services to satisfy applicable time-based vesting conditions and any “double-trigger” vesting provisions applicable to such Axalta Option pursuant to their terms as in effect on the date of the Merger Agreement, or, if later, the date of grant or as amended consistent with the terms of the Merger Agreement).

b)

At the Effective Time, each Axalta Option that is outstanding immediately prior to the Effective Time and is held by a former Axalta Service Provider, whether vested or unvested, by virtue of the Merger and without any required action on the part of Axalta, AkzoNobel or any of their respective Affiliates or any holder of such Axalta Option, shall fully vest (if unvested) and be cancelled and converted automatically into the right to receive a number of AkzoNobel Ordinary Shares (if any) equal to (a) the Exchange Ratio multiplied by (b) (i) the number of Axalta Shares underlying the Axalta Option immediately prior to the Effective Time less (ii) a number of Axalta Shares having a fair market value (determined by reference to the closing price of an Axalta Share on the trading day immediately preceding the Effective Time) equal to the aggregate exercise price applicable to such Axalta Option. For the avoidance of doubt, each such Axalta Option for which the applicable per-share exercise price exceeds the closing price of an Axalta Share on the trading day immediately preceding the Effective Time shall be cancelled as of the Effective Time for no consideration.

8.	MISCELLANEOUS

8.1.

This Agreement shall terminate automatically upon termination of the Merger Agreement in accordance with its terms. Without prejudice to any liability of any party in respect of any antecedent breach hereof or to any accrued rights of any party hereto (including those which have accrued under the Merger

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Agreement), if this Agreement is terminated pursuant to this Section 8.1, then this Agreement shall terminate and there shall be no other liability between the parties thereto.

8.2.

This Agreement and the documents referred to in this Agreement, including the Merger Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.

8.3.	Any variation of this Agreement shall be in writing and signed by or on behalf of all parties.

9.	EXECUTION IN COUNTERPARTS

This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

10.	NOTICES

All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service (providing proof of delivery), or sent via email (with receipt confirmed) to the parties at the following addresses or email addresses:

If to AkzoNobel Sub or AkzoNobel, to:

[Name]

[Address]

Attention: [•]

Email: [•]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [•]

Email: [•]

If to Axalta, to:

[Name]

[Address]

Attention: [•]

Email: [•]

[with a copy (which will not constitute notice) to:]

[Name]

[Address]

Attention: [•]

Email: [•]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. Bermuda time and such day is a business day in Bermuda. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day.

11.	GOVERNING LAW AND FORUM

This Agreement shall be governed by and construed in accordance with the laws of Bermuda. As to forum, any dispute, controversy or claim arising out of or in connection with this Agreement (including any question regarding its existence, validity or termination), shall be resolved in accordance with clause 20.11 of the Merger Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first written above.

SIGNED for and on behalf of
Axalta Coating Systems Ltd.

By:

Name:

Title:

SIGNED for and on behalf of
Akzo Nobel N.V.

By:

Name:

Title:

SIGNED for and on behalf of
[AkzoNobel Sub]

By:

Name:

Title:

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Annex D

November 17, 2025

The Board of Directors

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, PA 19112

Members of the Board of Directors:

We understand that Axalta Coating Systems Ltd. (the “Company”), proposes to enter into a Merger Agreement (the “Merger Agreement”) with Akzo Nobel N.V. (“Akzo”). Pursuant to the Merger Agreement, a newly incorporated wholly owned subsidiary of Akzo will merge with and into the Company, with Akzo being the surviving company (the “Merger”). As a result of the Merger, each outstanding common share, par value $1.00 per share, of the Company (the “Company Common Shares”), other than shares owned by Akzo (or any direct or indirect wholly owned subsidiary of Akzo), held by the Company as treasury shares, and Dissenting Shares (as defined in the Merger Agreement) (such shares, the “Excluded Shares”), will be converted into the right to receive 0.6539 (the “Exchange Ratio”) of a share of Akzo’s common shares, par value €0.50 per share (the “Akzo Common Shares”). The Merger Agreement also provides that, prior to the effective time of the Merger , Akzo will declare and pay the Pre-Completion Distribution (as defined in the Merger Agreement). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Shares (other than holders of Excluded Shares).

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company and Akzo that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)

reviewed certain internal projected financial data relating to the Company and furnished to us by the management of the Company and certain internal projected financial data and assumptions relating to Akzo prepared and furnished to us by managements of Akzo and the Company, each as approved for our use by the Company (the “Forecasts”), including certain operating synergies prepared by the management of the Company and Akzo expected to result from the Merger , as approved for our use by the Company (the “Synergies”);

(iii)

discussed with managements of the Company and Akzo their assessment of the past and current operations of the Company and Akzo, the current financial condition and prospects of the Company and Akzo, and the Forecasts;

(iv)	reviewed the reported prices and the historical trading activity of the Company Common Shares and Akzo Common Shares;

(v)	compared the financial performance of the Company and Akzo and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;

(vi)	reviewed the financial terms and conditions of a draft, dated November 17, 2025, of the Merger Agreement; and

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The Board of Directors

Axalta Coating Systems Ltd.

(vii)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the managements of the Company and Akzo that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, including the Synergies, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Company and Akzo as to the future financial performance of the Company and Akzo and the other matters covered thereby. We have relied, at the direction of the Company, on the assessments of the managements of the Company and Akzo as to pro-forma combined company’s ability to achieve the Synergies and have been advised by the Company and Akzo, and have assumed with your consent, that the Synergies will be realized in the amounts and at the times projected. We express no view as to the Forecasts, including the Synergies, or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company, Akzo or the consummation of the Merger or reduce the contemplated benefits to the holders of the Company Common Shares of the Merger.

We have not conducted a physical inspection of the properties or facilities of the Company or Akzo and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent , derivative or other off-balance sheet assets and liabilities) of the Company or Akzo, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company or Akzo under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Shares (other than holders of Excluded Shares), from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term

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The Board of Directors

Axalta Coating Systems Ltd.

or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Merger. We do not express any view on, and our opinion does not address, what the value of Akzo Common Shares actually will be when issued or the prices at which the Company Common Shares or Akzo Common Shares will trade at any time, including following announcement or consummation of the Merger. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger , including as to how any holder of Company Common Shares should vote or act in respect of the Merger. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company, Akzo or the Merger or as to the impact of the Merger on the solvency or viability of the Company or Akzo or the ability of the Company or Akzo to pay their respective obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to the Company and received fees for the rendering of these services. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Akzo and we have not received any compensation from Akzo during such period. We may provide financial advisory or other services to the Company and Akzo in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Akzo, potential parties to the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Akzo.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its shareholders relating to the Merger.

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The Board of Directors

Axalta Coating Systems Ltd.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of Company Common Shares (other than holders of Excluded Shares).

Very truly yours,

By:	/s/ E. Thomas Massey
E. Thomas Massey
Senior Managing Director

By:	/s/ William D. Anderson, Jr.
William D. Anderson, Jr.
Senior Managing Director

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Annex E

ANNEX E: FAIRNESS OPINION OF AXALTA FINANCIAL ADVISOR – J.P. MORGAN SECURITIES LLC

November 17, 2025

The Board of Directors

Axalta Coating Systems Ltd.

1050 Constitution Avenue

Philadelphia, PA 19112

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares, par value $1.00 per share (the “Company Common Shares”), of Axalta Coating Systems Ltd. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with a newly incorporated wholly-owned subsidiary of Akzo Nobel N.V. (“Akzo”). Pursuant to the Merger Agreement (the “Agreement”), between the Company and Akzo, the Company will become a wholly owned subsidiary of Akzo and each outstanding Company Common Share, other than Company Common Shares held in treasury or owned by Akzo (or any direct or indirect wholly owned subsidiary) and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive 0.6539 shares (the “Exchange Ratio”) of Akzo’s common shares, par value €0.50 per share (the “Akzo Common Shares”). The Agreement also provides that, prior to the effective time of the Transaction, Akzo will declare and make the Pre- Completion Distribution (as defined in the Agreement) to the holders of Akzo Common Shares.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 17, 2025 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Akzo and the industries in which they operate; (iii) compared the financial and operating performance of the Company and Akzo with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and Akzo Common Shares and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts and assumptions prepared by the managements of the Company and Akzo relating to their respective businesses (the “Forecasts”), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Akzo with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Akzo, the financial condition and future prospects and operations of the Company and Akzo, the effects of the Transaction on the financial condition and future prospects of the Company and Akzo, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Akzo or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Akzo under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the Forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on

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assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Akzo to which such Forecasts relate. We express no view as to such Forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and Akzo in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Akzo or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Shares of the Exchange Ratio in the proposed Transaction, and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Shares in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Shares or Akzo Common Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. We may also receive a discretionary fee payable at the sole discretion of the Company upon conclusion of the engagement. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with Akzo. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger on a syndicated credit facility amendment in November 2024, joint lead arranger on a credit facility amendment in June 2024 and joint bookrunner on a bond issuance in November 2023. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Akzo. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Akzo for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Shares.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any

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shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

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Annex F

UNOFFICIAL TRANSLATION

ARTICLES OF ASSOCIATION

of:

AkzoAxalta MergeCo N.V.

with corporate seat in Amsterdam

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In these articles of association:

“Annual Accounts” means the Company’s annual accounts as defined in section 2:361(1) DCC;

“Board” means the Company’s board of directors;

“Board Report” means the Company’s Board report as referred to in section 2:391 DCC;

“Board Rules” means the rules as referred to in article 8.7.3;

“Chair” means the Non-Executive Director designated as chair of the Board in accordance with article 8.1.2;

“Company” means the public limited liability company (naamloze vennootschap) whose organization is laid down in these articles of association;

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek);

“Director” means a member of the Board;

“Executive Director” means a Director appointed as an executive director;

“General Meeting” means, as the context may require, the corporate body that consists of Shareholders and all other Persons with Meeting Rights, or the meeting in which Shareholders and other Persons with Meeting Rights assemble;

“Group Company” means a group company of the Company as referred to in section 2:24b DCC;

“Meeting Rights” means the right to attend and speak at the General Meeting, either in person or by a proxy authorized in writing, with due observance of article 9.4.2;

“Non-Executive Director” means a Director appointed as a non-executive director;

“Person with Meeting Rights” means a Shareholder as well as a usufructuary with Meeting Rights or a pledgee with Meeting Rights, with due observance of article 9.4.2;

“Person with Voting Rights” means a Shareholder with voting rights as well as a usufructuary with voting rights or a pledgee with voting rights, with due observance of article 9.4.2, and a holder of one or more depositary receipts for Shares issued with the Company’s cooperation with due observance of article 3.1.4;

“Record Date” means the twenty-eighth day prior to the date of a General Meeting, or such other record date with respect to a General Meeting as prescribed by applicable law;

“Secretary” means a person designated as secretary of the Board in accordance with article 8.1.3;

“Share” means a share in the share capital of the Company;

“Shareholder” means a holder of one or more Shares;

“Subsidiary” means a subsidiary of the Company as referred to in section 2:24a DCC; and

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“Vice-Chair” means a Non-Executive Director designated as vice-chair of the Board in accordance with article 8.1.2.

1.2	Interpretation

1.2.1	Unless required otherwise by applicable law, the term “in writing” includes an electronically transmitted, readable and reproducible message.

1.2.2	References to articles refer to articles of these articles of association.

1.2.3

Unless the context requires otherwise, words and expressions contained and not otherwise defined in these articles of association have the same meaning attributed to them in the DCC as it applies from time to time. Unless otherwise indicated, references to statutory provisions are references to those provisions as they apply from time to time.

1.2.4	Any reference to a gender includes all genders.

2	NAME, SEAT AND OBJECTS

2.1	Name and seat

2.1.1	The name of the Company is AkzoAxalta MergeCo N.V.

2.1.2	The Company’s corporate seat is in Amsterdam, the Netherlands.

2.2	Objects

The objects of the Company are, directly or indirectly, to incorporate, participate in and conduct the management or supervision of other businesses of whatever nature, to take any other interest in or conduct the management of, finance or provide any kind of services to those businesses, to provide any kind of services to third parties, to attract financing, to finance third parties, to provide security, furnish guarantees, warrant performance or assume liability for the obligations of third parties, to acquire, manage, invest, exploit, encumber, hold, administer and dispose of assets and liabilities, and to do all that is connected therewith or may be conducive thereto, all to be interpreted in the broadest sense.

3	CAPITAL AND ISSUE OF SHARES

3.1	Capital and Shares

3.1.1

The authorized share capital of the Company is six hundred and fifty million euro (EUR 650,000,000). It consists of one billion three hundred million (1,300,000,000) Shares with a nominal value of fifty eurocent (EUR 0.50) each.

3.1.2	The Shares are in registered form. No share certificates are issued.

3.1.3	The Board decides whether Shares are numbered and, if numbered, may change the numbering of the Shares.

3.1.4	Only the Board may decide that the Company cooperates with the issue of depositary receipts for Shares.

3.2	Issue of Shares

3.2.1

The Board resolves on the issue of Shares and determines the issue price, as well as the other terms and conditions of the issue, if and insofar as the Board has been authorized by the General Meeting to issue Shares with due observance of applicable law. Unless otherwise stipulated at the time of its grant, an authorization cannot be revoked other than upon a proposal thereto by the Board.

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3.2.2

If and insofar as the Board has not been authorized as referred to in article 3.2.1, the General Meeting, solely pursuant to a proposal thereto by the Board, resolves on the issue of Shares and determines the issue price, as well as the other terms and conditions of the issue.

3.2.3

Articles 3.2.1 and 3.2.2 apply equally to the granting of rights to subscribe for Shares, but do not apply if Shares are being issued to a person exercising a previously acquired right to subscribe for Shares.

3.3	Payment for Shares

3.3.1

The nominal amount and, if a Share is subscribed for a higher amount, the difference between such amounts, must be paid up when subscribing for a Share, unless otherwise provided for by applicable law.

3.3.2

The corporate body resolving upon an issue of Shares or grant of rights to subscribe for Shares may in its resolution determine that the Shares are to be paid up out of a reserve to the extent permitted by applicable law, irrespective of whether such Shares are issued to an existing Shareholder.

3.3.3	The Board may perform legal acts as referred to in section 2:94 DCC without the approval of the General Meeting.

3.4	Pre-emptive rights

3.4.1	If Shares are issued, each Shareholder will have a pre-emptive right in proportion to the aggregate nominal amount of his Shares. This pre-emptive right does not apply to:

(a)	Shares issued to employees of the Company or of a Group Company;

(b)	Shares issued against contribution in kind; and

(c)	Shares issued to a person exercising a previously acquired right to subscribe for Shares.

3.4.2

The Board may resolve to limit or exclude pre-emptive rights, if and insofar as the Board has been authorized to do so by the General Meeting and with due observance of applicable law. Unless otherwise stipulated at the time of its grant, an authorization cannot be revoked other than upon a proposal thereto by the Board.

3.4.3

If and insofar as the Board has not been authorized as referred to in article 3.4.2, the General Meeting, solely pursuant to a proposal thereto by the Board, resolves on the limitation or exclusion of pre-emptive rights.

3.4.4

If less than one half of the issued share capital is represented at the General Meeting, a resolution of the General Meeting to limit or exclude the pre-emptive rights and a resolution to authorize the Board as referred to in article 3.4.2 will require a majority of at least two-thirds of the votes cast.

3.4.5

Subject to applicable law, the corporate body that resolves to issue Shares determines, upon adopting such resolution to issue Shares, in which way and within which period of time the pre-emptive rights may be exercised.

3.4.6	This article 3.4 applies equally to the granting of rights to subscribe for Shares.

4	OWN SHARES AND CAPITAL REDUCTION

4.1	Acquisition of Shares by the Company

4.1.1

The Company may acquire fully paid-up Shares if and insofar as the General Meeting has authorized the Board to do so with due observance of applicable law. The General Meeting determines in its authorization the number of Shares the Company may acquire, in what manner the Company may acquire the Shares and at what price range. Unless otherwise stipulated at the time of its grant, an authorization cannot be revoked other than upon a proposal thereto by the Board.

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4.1.2	Acquisition by the Company of Shares not fully paid up is null and void.

4.1.3

No authorization as referred to in article 4.1.1 is required if the Company acquires fully paid-up Shares for no consideration or for the purpose of transferring these Shares to employees of the Company or of a Group Company under any applicable equity plan, provided that these Shares are quoted on an official list of a stock exchange.

4.1.4

The Company may acquire Shares against payment in cash or in kind. If the Company acquires Shares pursuant to an authorization referred to in article 4.1.1, the cash equivalent of consideration in a form other than cash as determined by the Board, must be within the limits of such authorization.

4.1.5	This article 4.1 does not apply to Shares acquired by the Company under universal title.

4.1.6

For the purposes of section 2:98(3) DCC, the relevant balance sheet will be the most recent balance sheet adopted by either the General Meeting, as included in the most recently adopted Annual Accounts, or as adopted by the General Meeting upon a proposal thereto by the Board, or as adopted by the Board.

4.1.7	This article 4.1 applies equally to the acquisition by the Company of depositary receipts for Shares.

4.2	Capital reduction

4.2.1	Pursuant to a proposal thereto by the Board, the General Meeting may decide to reduce the issued share capital with due observance of applicable law.

4.2.2	The issued share capital may be reduced by reducing the nominal value of Shares by means of an amendment to these articles of association or by cancelling Shares.

4.2.3

If less than one half of the issued share capital is represented at the General Meeting, a resolution of the General Meeting to reduce the share capital will require a majority of at least two-thirds of the votes cast.

4.2.4	A resolution to cancel Shares can only relate to Shares held by the Company or of which the Company holds the depositary receipts.

4.2.5

Reduction of the nominal value of the Shares without repayment and without release from the obligation to pay up the Shares must take place proportionately on all Shares. The requirement of proportionality may be deviated from with the consent of all Shareholders concerned.

5	SHAREHOLDERS REGISTER

5.1.1	The Board shall keep a shareholders register. The shareholders register may be kept in electronic form.

5.1.2

The shareholders register shall be updated at regular intervals and will state the name and address of each Shareholder and any other information on the Shareholder that may be required by applicable law or deemed appropriate by the Board. Each Shareholder shall timely provide the Board with such necessary information. Each Shareholder is responsible for any consequences of not providing such information in an accurate and timely manner.

5.1.3

The shareholders register may be kept in separate parts and at different locations. Part of the shareholders register may be kept outside the Netherlands in order to comply with foreign legislation or with requirements made by a foreign stock exchange. At least one copy will be maintained at the office of the Company.

5.1.4	Upon request, a Shareholder shall be given a declaration of what is stated in the shareholders register concerning the Shares registered in his name free of charge.

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5.1.5

If any Shares form part of an undivided community of property, the joint participants may only be represented towards the Company by a person who has been designated by them in writing for that purpose, unless provided otherwise by applicable law.

5.1.6

This article 5 applies equally to holders of a right of usufruct or a right of pledge on one or more Shares, with the exception of a right of pledge established without acknowledgement by or service on the Company.

6	RIGHT OF PLEDGE AND RIGHT OF USUFRUCT

6.1	Right of pledge

6.1.1	Shares may be pledged.

6.1.2

The pledgee has the voting rights attached to pledged Shares if this was agreed when the right of pledge was created. In absence of such agreement, the Shareholder holds the voting rights attached to the pledged Shares.

6.1.3

Pledgees with voting rights have Meeting Rights. Pledgees without voting rights do not have Meeting Rights. Shareholders who do not have voting rights as a result of a right of pledge do have Meeting Rights.

6.2	Right of usufruct

6.2.1	A right of usufruct may be created on Shares.

6.2.2

The usufructuary has the voting rights attached to the Shares subject to the right of usufruct if this was agreed when the right of usufruct was created. In absence of such agreement, the Shareholder has the voting rights attached to the Shares that are subject to the right of usufruct.

6.2.3

Usufructuaries with voting rights have Meeting Rights. Usufructuaries without voting rights do not have Meeting Rights. Shareholders who do not have voting rights as a result of a right of usufruct do have Meeting Rights.

7	TRANSFER OF SHARES

7.1	Transfer of Shares

7.1.1

The transfer of Shares requires a deed executed for that purpose and, save in the event that the Company itself is a party to the transaction, written acknowledgement of that transfer by the Company. Service of the deed of transfer or of a copy or extract of that deed certified by a civil law notary practicing in the Netherlands or by the transferor on the Company will be the equivalent of acknowledgement as stated in this article 7.1.1. This article 7.1.1 applies equally to the creation of a right of pledge or a right of usufruct on a Share, provided that a right of pledge may also be established without acknowledgement by or service on the Company, with due observance of applicable law.

7.1.2

For as long as Shares are listed on a regulated foreign stock exchange, the Board may resolve, with due observance of and subject to applicable law, that article 7.1.1 does not apply to Shares that are registered in the part of the shareholders register which is kept outside the Netherlands by a registrar appointed by the Board for the purpose of the listing on such foreign stock exchange, and that the property law aspects of such Shares will be governed by the law of the state of establishment of such stock exchange or by the law of the state in which transfers and other legal acts under property law relating to such Shares can or must be made with the consent of such stock exchange.

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8	MANAGEMENT: ONE-TIER BOARD

8.1	Composition of the Board and internal organization

8.1.1

The Company is managed by the Board. The Board consists of one or more Executive Directors and two or more Non-Executive Directors. The Board determines the number of Executive Directors and Non-Executive Directors, provided that the majority of the Board must consist of Non-Executive Directors. Only individuals can be Non-Executive Directors.

8.1.2	The Board designates one of the Non-Executive Directors as Chair and one of the Non-Executive Directors as Vice-Chair. The Board may also grant other titles to Directors.

8.1.3	The Board may designate a person as Secretary. The Secretary does not need to be a Director. The Board determines the tasks and responsibilities of the Secretary.

8.2	Appointment of Directors

8.2.1	The General Meeting appoints Directors solely pursuant to a binding nomination thereto by the Board, even if the General Meeting has previously overruled a binding nomination.

8.2.2

The binding nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director, as well as such other information as prescribed by applicable law. Executive Directors may not participate in the deliberations and decision-making process of the Board with respect to the binding nomination for the appointment of a Director.

8.2.3

The General Meeting may at all times overrule a binding nomination for the appointment of a Director by a majority of two-thirds of the votes cast, representing at least one half of the issued share capital. A new General Meeting within the meaning of section 2:120(3) DCC cannot be convened in respect of such resolution. If a binding nomination is overruled by the General Meeting, the Board may make a new binding nomination in accordance with this article 8.2.

8.2.4	If the binding nomination comprises one candidate for a vacancy, a resolution concerning the nomination results in the appointment of the candidate, unless the nomination is overruled.

8.2.5

Unless the Board makes a binding nomination for a different term, a Director will be appointed for a term ending at the close of the annual General Meeting held in the first calendar year following the year of his appointment. A Director may be re-appointed with due observance of this article 8.2.5.

8.3	Suspension and dismissal of Directors

8.3.1

The General Meeting may suspend or dismiss a Director. Unless such resolution is proposed by the Board, a resolution to suspend or dismiss a Director requires a majority of two-thirds of the votes cast, representing at least half of the issued share capital. A new General Meeting within the meaning of section 2:120(3) DCC cannot be convened in respect of such resolution. A suspension by the General Meeting may, at any time, be discontinued by the General Meeting.

8.3.2	The Board may suspend an Executive Director at any time. A suspension by the Board may, at any time, be discontinued by the Board or by the General Meeting.

8.3.3

A suspension of a Director may be extended one or more times, but the total duration of any suspension may not exceed three months. If at the end of that period no decision has been taken on termination of the suspension or on dismissal of the Director concerned, the suspension ends.

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8.4	Directors’ inability to act and vacancies

8.4.1

For each vacant seat on the Board, and for each Director that is unable to act, the Board may designate a temporary replacement, whether or not in advance. If there are no Directors in office and able to act, and no person designated as temporary replacement pursuant to the immediately preceding sentence is in office or able to act, the General Meeting may designate one or more temporary replacements. If there are no Non-Executive Directors in office, the temporary replacements shall as soon as possible take the necessary measures to make necessary arrangements for the appointment of at least one Non-Executive Director in accordance with article 8.2.

8.4.2

If the seat of an Executive Director is vacant or if an Executive Director is unable to act, such Executive Director’s temporary replacement will temporarily be entrusted with the tasks and duties of that Executive Director. If no such temporary replacement is in office or able to act, such Executive Director’s tasks and duties are temporarily entrusted to the other Executive Directors or, if there are no other Executive Directors in office and able to act, the Non-Executive Directors.

8.4.3

If the seat of a Non-Executive Director is vacant or if a Non-Executive Director is unable to act, such Non-Executive Director’s temporary replacement will temporarily be entrusted with the tasks and duties of that Non-Executive Director. If no such temporary replacement is in office or able to act, such Non-Executive Director’s tasks and duties are temporarily entrusted to the other Non-Executive Directors.

8.4.4

A temporary replacement serves until the earlier of (a) the moment on which the seat in the Board for which he serves as temporary replacement is again occupied by, as applicable, an Executive Director or a Non-Executive Director able to act, and (b) the end of the first annual General Meeting convened following his designation. A temporary replacement may, at any time, be dismissed by the Board. Remuneration of temporary replacements is determined by the Board.

8.4.5	A Director is considered to be unable to act within the meaning of this article 8.4:

(a)	during the Director’s suspension;

(b)

during a period when the Company cannot contact the Director (including as a result of illness) and such period of time lasted longer than five consecutive days or a longer term as determined by the Board; or

(c)	during the period for which the Director has informed the Board, and the Board has subsequently concluded, that he is unable to act.

8.5	Remuneration

8.5.1

The Company has a policy in respect of the remuneration of Executive Directors and Non-Executive Directors. This policy, whether or not combined for Executive Directors and Non-Executive Directors, is proposed by the Board for adoption by the General Meeting. Changes to the remuneration policy can only be resolved upon by the General Meeting pursuant to a proposal thereto by the Board. A resolution of the General Meeting to adopt or amend the remuneration policy requires a majority of the votes cast.

8.5.2

Subject to applicable law, the remuneration and other terms of service for Directors are determined by the Board with due observance of the remuneration policy adopted by the General Meeting. Executive Directors may not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for Directors.

8.5.3

To the extent required by applicable law, arrangements for the remuneration of Directors in the form of Shares or rights to subscribe for Shares require approval by the General Meeting. The proposal must state

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the number of Shares or rights to subscribe for Shares that can be granted to the Board, as well as the applicable criteria for making and amending such grants. The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company.

8.6	Indemnity

8.6.1

Unless applicable law provides otherwise, current and former Directors, as well as current and former temporary replacements designated pursuant to article 8.4.1, current and former members of the Company’s executive committee and other current or former officers that may be designated by the Board from time to time, are reimbursed for and indemnified against:

(a)	reasonable costs of conducting a defense against claims resulting from an act or omission in performing their duties or in performing other duties the Company or a Subsidiary has asked them to fulfil;

(b)	costs, compensation or financial penalties they owe as a result of an act or omission as referred to in (a);

(c)	any amounts they owe under settlements they have reasonably entered into with the Company’s prior written consent in connection with an act or omission as referred to in (a);

(d)

reasonable costs of other proceedings in which they are involved as a current or former Director, temporary replacement, executive committee member or officer, as applicable, except for proceedings in which they are primarily asserting their own claims (other than claims to enforce their rights under this article 8.6); and

(e)	tax damage due to reimbursements in accordance with this article 8.6.

8.6.2

An indemnified person is not entitled to the reimbursement referred to in article 8.6.1 and an indemnified person must immediately repay any sums reimbursed by the Company, unless applicable law provides otherwise or this would, in the given circumstances, be unacceptable according to standards of reasonableness and fairness, insofar as:

(a)

it has been established in a final and non-appealable decision of the competent court or, in the event of arbitration, of an arbitrator, that the act or omission of the indemnified person can be described as deliberate (opzettelijk), willfully reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar); or

(b)	the costs or the financial losses of the indemnified person are covered by an insurance policy and the insurer has paid out these costs or financial losses.

8.6.3

The Company shall reimburse costs and financial losses immediately on receipt of an invoice or another document showing the costs or financial losses incurred by the indemnified person, on the condition that the indemnified person has undertaken in writing to repay these costs and reimbursements if a repayment obligation as referred to in article 8.6.2 arises.

8.6.4

The indemnified person must coordinate the defense strategy with the Company beforehand. The indemnified person requires the Company’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) for: (i) acknowledging personal liability, (ii) deciding not to put up a defense, and (iii) entering into a settlement.

8.6.5	The Board may resolve that the Company takes out liability insurance for the benefit of the indemnified persons.

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8.6.6

The Board may resolve that the Company, by agreement or otherwise, provides for additional conditions, provisions and limitations in respect of this article 8.6, provided that the indemnity granted in this article 8.6 will remain in force under the terms and conditions in effect prior to such additional conditions, provisions and limitations taking effect for claims for reimbursement that resulted from an act or omission by the indemnified person in the period preceding the effective time of such additional conditions, provisions and limitations.

8.6.7

This article 8.6 may be amended without the consent of the indemnified persons, provided that the indemnity granted in this article will remain in force under the terms and conditions in effect prior to such amendment for claims for reimbursement that resulted from an act or omission by the indemnified person in the period preceding such amendment.

8.7	Duties and responsibilities and internal organization of the Board

8.7.1

Each Director must properly discharge his duties towards the Company and each Director is responsible for the general affairs of the Company. In performing their duties, Directors shall act in the interests of the Company and its affiliated enterprise. Directors shall timely provide each other with the information they need to carry out their duties.

8.7.2

The Board manages the Company. This includes in any event setting the Company’s policy and strategy. The Executive Directors are primarily responsible for the day-to-day management of the Company. The Non-Executive Directors supervise the Directors’ performance of duties. Each Director furthermore performs any duties allocated to such Director under or pursuant to applicable law, these articles of association or the Board Rules.

8.7.3

With due observance of these articles of association, the Board shall adopt written rules concerning its organization, its decision-making, the duties and organization of committees and other internal matters concerning the Board, the Executive Directors, the Non-Executive Directors and the committees established by the Board.

In performing their duties, the Directors shall act in compliance with the Board Rules.

8.7.4	The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing with due observance of the following provisions:

(a)	Non-Executive Directors may not be deprived of their duties as set out in article 8.7.2;

(b)	the authority to nominate persons for the appointment as a Director cannot be allocated to Executive Directors; and

(c)	the authority to determine the remuneration of an Executive Director cannot be allocated to Executive Directors.

8.7.5	Directors may adopt legally valid resolutions on behalf of the Board with respect to matters that fall within the scope of the duties allocated to them.

8.8	Adoption of resolutions

8.8.1

Unless applicable law, these articles of association or the Board Rules provide otherwise, the Board adopts resolutions by a majority of the votes cast. In the event of a tied vote, the proposal is rejected.

8.8.2	Each Director has one vote. Blank votes, invalid votes and abstentions are regarded as votes not cast.

8.8.3	A Director may only be represented at a meeting of the Board by another Director who is entitled to vote and has been authorized to do so in writing.

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8.8.4	If a Director has a direct or indirect personal conflict of interest with the Company and its business, he may not participate in the Board’s deliberations and decision-making on that matter.

8.8.5

If no resolution of the Board can be adopted as a result of article 8.8.4 being applicable to all Directors, the resolution may be adopted by the Board as if no Director has a direct or indirect personal conflict of interest with the Company and its business.

8.8.6	The approval of the General Meeting is required for resolutions of the Board regarding an important change in the identity or character of the Company or its business, including in any event:

(a)	the transfer of the business enterprise, or practically the entire business enterprise, to a third party;

(b)

concluding or cancelling a long-lasting cooperation of the Company or a Subsidiary with another legal person or company or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to the Company; and

(c)

acquiring or disposing of a participating interest in the share capital of a company with a value of at least one-third of the Company’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted Annual Accounts, by the Company or a Subsidiary.

The absence of approval of the General Meeting does not affect the authority of the Board or the Executive Directors to represent the Company.

8.8.7

A written confirmation of one or more resolutions having been adopted by the Board in a meeting, which is signed by (i) the chair of the meeting concerned, (ii) the Secretary, or (iii) any other person(s) designated for that purpose in the Board Rules, is deemed to be evidence of those resolutions.

8.8.8

Unless otherwise provided in the Board Rules, the Board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing and no Director opposes in writing to adopting such resolutions outside a meeting.

8.9	Representation

8.9.1	The Board as well as two Executive Directors acting jointly may represent the Company.

8.9.2	The Company may authorize persons, whether or not employed by the Company, to represent the Company on a continuing basis or authorize such persons to represent the Company in a different manner.

9	GENERAL MEETING

9.1	Powers of the General Meeting

9.1.1	Within the limits set by applicable law and these articles of association, the General Meeting has all the powers that have not been conferred upon the Board or others.

9.1.2	The Board shall provide the General Meeting with all requested information, unless this would be contrary to an overriding interest of the Company.

9.2	Convening the General Meeting

9.2.1	General Meetings are convened by the Board.

9.2.2	Each year, the Board shall convene at least one General Meeting to be held within six months after the end of the Company’s financial year.

9.2.3

One or more Persons with Meeting Rights individually or jointly representing at least the percentage of the issued share capital as required by applicable law, may request the Board in writing to convene a

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General Meeting. The request must clearly state the items to be discussed. If the Board fails to take the measures necessary to allow the General Meeting to be held within the statutory term after the request, the requesting Persons with Meeting Rights may, subject to applicable law, seek authorization by a court in preliminary relief proceedings to convene a General Meeting.

9.2.4

Persons with Meeting Rights are convened to a General Meeting with due observance of a notice period of at least such number of days prior to the day of the General Meeting as required by applicable law.

9.2.5	The notice convening a General Meeting is issued as required by applicable law.

9.2.6

The Board may decide that the notice to a Person with Meeting Rights who agrees to an electronic notification, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.

9.3	Location and agenda of the General Meeting

9.3.1

General Meetings are to be held in the municipality where the Company has its seat, or in Rotterdam, The Hague, Utrecht, Amstelveen, Hoofddorp, Noordwijk or Haarlemmermeer (including Schiphol Airport).

9.3.2	The Board determines the agenda of the General Meeting.

9.3.3

Subject to applicable law, items requested in writing to be added to the agenda by one or more Persons with Meeting Rights, individually or jointly representing at least the percentage of the issued share capital as required by applicable law, will be included in the notice convening the General Meeting or announced in the same manner if the Company has received the substantiated request by no later than on the day prescribed by applicable law.

9.4	Admission to the General Meeting

9.4.1

Each Person with Meeting Rights is, with due observance of this article 9.4, entitled in person or through a proxy in accordance with article 9.4.4, to attend the General Meeting, to address the meeting and, in case he is a Person with Voting Rights, to exercise his voting rights.

9.4.2	The Board is authorized to determine that Persons with Meeting Rights or Persons with Voting Rights are, in respect of a specific General Meeting:

(a)	those who, on the Record Date for such General Meeting, qualify as such; and

(b)	have been entered as such into a register designated by the Board for this purpose,

regardless of who is entitled to the Shares at the time of the relevant General Meeting.

9.4.3

To exercise the rights referred to in article 9.4.1, the Persons with Meeting Rights must inform the Company in writing of their intention to do so no later than on the date set out in the notice convening the General Meeting and in the manner set out in that notice and must otherwise comply with the conditions imposed in the notice convening the General Meeting.

9.4.4

In the event that Meeting Rights are, or the right to vote in a General Meeting is, to be exercised by a proxy, such proxy must be in writing and must have been received by the Company, or a person designated by the Company, no later than on the date determined by the Board as referred to in article 9.4.3. The requirement that a proxy must be in writing is satisfied when the proxy is recorded electronically.

9.4.5

The Board may decide that each Person with Meeting Rights has the right, in person or represented by a written proxy, to take part in, address and, to the extent he is entitled to vote, vote at the General Meeting using electronic means of communication, provided that such person can be identified via the same

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electronic means of communication and is able to directly observe and, if so required by applicable law, participate in the proceedings and, to the extent he is entitled to vote, vote at the General Meeting. Subject to applicable law, the Board may attach conditions to the use of the electronic means of communication. Such conditions must be announced at the time of convocation of the General Meeting.

9.4.6

In deviation from article 9.3.1 and to the extent permitted by applicable law, the Board may, in those circumstances as set out in a protocol as adopted by the Board, determine that a General Meeting is only accessible via electronic means of communication. Article 9.4.5 applies to the use of electronic means of communications.

9.4.7	The chair of the General Meeting decides on all matters relating to admission to and removal from the General Meeting. The chair of the General Meeting may admit third parties to the General Meeting.

9.4.8

The Board may decide that a person, before being admitted to a General Meeting, must identify himself by means of a valid passport or other means of identification and/or will be submitted to such security arrangements as the Board may consider to be appropriate under the given circumstances.

9.4.9	Directors are entitled to attend General Meetings either in person or using electronic means of communication. Directors have an advisory vote in the General Meeting.

9.5	Order of business at the General Meeting

9.5.1	General Meetings are chaired by:

(a)	the Chair or, if the Chair is not present or not available at the General Meeting, the Vice-Chair;

(b)

if neither the Chair nor the Vice-Chair is present and available at the General Meeting, a Non-Executive Director designated by the majority of the Non-Executive Directors (or by the sole Non-Executive Director, as applicable) present at the General Meeting;

(c)

if no Non-Executive Director is present and available at the General Meeting, the Executive Director with the title Chief Executive Officer or, if the Executive Director with the title Chief Executive Officer is not present and available at the General Meeting, an Executive Director designated by the majority of the Executive Directors (or by the sole Executive Director, as applicable) present at the General Meeting;

(d)	if no Director is present and available at the General Meeting, by a person designated by the Chair in advance;

(e)	if no Directors and no person designated in advance as referred to under (d) are present and available at the General Meeting, a person designated by the General Meeting.

9.5.2	The chair of the General Meeting appoints the secretary of the General Meeting.

9.5.3

The chair of the General Meeting determines the order of business at the meeting, with due observance of the agenda, and the chair of the General Meeting has the power to limit the time allowed for addressing the General Meeting or to take other measures to ensure an orderly General Meeting. All matters relating to the proceedings at the General Meeting or relating to the General Meeting are decided on by the chair of the General Meeting. The chair of the General Meeting may determine that persons attending the General Meeting must observe health and safety measures.

9.5.4

The chair of the General Meeting determines the manner of voting. The conclusion of the chair of the General Meeting on the outcome of a vote at the General Meeting is decisive. The same applies to the contents of any resolution adopted.

9.5.5	The chair of the General Meeting decides on all disputes relating to the voting that are not provided for by applicable law or these articles of association.

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9.5.6

The General Meeting will be conducted in the English language. The chair of the General Meeting may allow Persons with Meeting Rights to address the General Meeting in a language other than the English language.

9.6	Adoption of resolutions

9.6.1

The General Meeting adopts resolutions by a majority of the votes cast, unless applicable law or these articles of association provide otherwise. In the event of a tied vote, the proposal is rejected. No quorum requirements apply to the adoption of resolutions by the General Meeting, unless applicable law or these articles of association provide otherwise.

9.6.2	Each Share confers the right to cast one vote at the General Meeting. Blank votes, abstentions and invalid votes are regarded as votes not cast.

9.6.3

No vote may be cast at the General Meeting on a Share held by the Company or a Subsidiary. Usufructuaries or pledgees of Shares belonging to the Company or a Subsidiary are not excluded from voting if the right of usufruct or the right of pledge was created before such Share was held by the Company or a Subsidiary. The Company and Subsidiaries may not cast a vote in respect of a Share on which they hold a right of usufruct or a right of pledge.

9.6.4

For the purpose of determining how many Shareholders may vote and are present or represented, or how much of the capital is present or represented, Shares in respect whereof applicable law stipulates that no votes can be cast are not taken into account.

9.7	Voting prior to the General Meeting

9.7.1

The Board may determine that votes cast prior to the General Meeting by electronic means or by letter are considered to be equivalent to votes cast during the General Meeting. The Board determines the period during which such votes can be cast. This period cannot start prior to the Record Date.

9.7.2	If article 9.7.1 is applied by the Board, the notice convening the General Meeting will state how Persons with Voting Rights may cast their vote prior to the General Meeting.

9.8	Minutes of the General Meeting

9.8.1

Unless a notarial record is drawn up of the General Meeting, minutes of the General Meeting are drawn up by the secretary of the General Meeting or such other person designated for such purposes by the chair of such General Meeting. The minutes are adopted and signed by the chair together with the secretary of the relevant General Meeting. Should the chair or the secretary of the relevant General Meeting be unavailable to adopt and sign the minutes, each person so unavailable may be replaced by a substitute designated by the Chair from among the persons who attended the relevant General Meeting.

9.8.2

A written statement signed by the chair and the secretary of the relevant General Meeting confirming that the General Meeting has adopted a particular resolution serves as proof of that resolution towards third parties. The third sentence of article 9.8.1 shall apply mutatis mutandis to this article 9.8.2.

10	FINANCIAL YEAR, ANNUAL REPORTING AND AUDITOR

10.1	Financial year and annual reporting

10.1.1	The Company’s financial year coincides with the calendar year.

10.1.2

Annually, within the term prescribed by applicable law, the Board shall prepare the Annual Accounts. The auditor’s statement as referred to in article 10.2.3 will be added to the Annual Accounts, as will the Board Report and any other information required by applicable law.

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10.1.3	All Directors are expected to sign the Annual Accounts. If the signature of a Director is missing, this must be stated and explained.

10.1.4

The Company ensures that the Annual Accounts, the Board Report and the additional information referred to in article 10.1.2 are present at the Company’s office from the day of convocation of the General Meeting at which they will be discussed until the end of such General Meeting. Persons with Meeting Rights may inspect the documents there and obtain a copy free of charge.

10.1.5	The Annual Accounts are adopted by the General Meeting.

10.2	Auditor

10.2.1

The General Meeting shall instruct an auditor to audit the Annual Accounts drawn up by the Board in accordance with applicable law. The instructions may be given to an organization of chartered accountants working together. If the General Meeting fails to issue the instructions to the auditor, the Board is authorized to do so. Executive Directors may not participate in the deliberations and decision-making process of the Board in respect of the issuance of instructions to the auditor by the Board if the General Meeting fails to do so.

10.2.2

The instructions issued to the auditor may be revoked by the General Meeting and, if the Board has issued the instructions, by the Board. The instructions may only be revoked for valid reasons and in accordance with applicable law.

10.2.3

The auditor reports on the audit to the Board and sets out the results of the audit in an auditor’s statement on whether the Annual Accounts present a true and fair view. The auditor may attend and address the General Meeting at which the adoption of the Annual Accounts is discussed.

11	PROFIT, LOSS AND DISTRIBUTIONS

11.1	Profit, loss and distributions of profit

11.1.1	Dividend may be distributed only after adoption of the Annual Accounts showing that this is permissible.

11.1.2	The Board may determine that an amount out of the profit will be added to the reserves.

11.1.3

The Board determines how a shortfall that is determined by the adoption of the Annual Accounts will be accounted for. A shortfall may be set off against the reserves to be maintained by applicable law only to the extent permitted by applicable law.

11.1.4	The profits remaining after application of article 11.1.2 will be at the disposal of the General Meeting.

11.2	Interim distributions

11.2.1	Only the Board may resolve to make interim distributions from profits or reserves.

11.2.2

Interim distributions are only permitted if an interim statement of assets and liabilities meeting the requirements laid down in applicable law shows that the requirement of article 11.3.1 has been met.

11.2.3	Interim distributions may be made out of the profit of the current financial year or out of a reserve of the Company which is not required to be maintained by applicable law.

11.3	Distribution requirements and conditions

11.3.1

The Company may make distributions only to the extent that the Company’s equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by applicable law.

11.3.2

The corporate body resolving on a distribution decides whether a distribution is made in cash, in kind or in Shares, or any combination thereof. The General Meeting may only resolve to make a distribution in kind or in Shares pursuant to a proposal thereto by the Board.

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11.3.3

If a distribution is made in cash, the Board determines the currency in which the distribution will be made. The Board determines the method in which a currency conversion in respect of distributions, if any, is made.

11.3.4	If a distribution is made in a form other than in cash, the Board determines which value the Company will allocate to such distribution for accounting purposes.

11.4	Notices and payments

11.4.1	Distributions are payable on the day as determined by the Board.

11.4.2

The persons entitled to a distribution are the relevant Shareholders, usufructuaries and pledgees, as the case may be, on a date to be determined by the Board for that purpose. This date may not be prior to the date on which the distribution was announced.

11.4.3	Subject to article 11.4.4, all Shares share equally in all distributions.

11.4.4

When determining the allocation of an amount to be distributed, Shares held by the Company in its capital are not taken into account, unless those Shares are encumbered with a right of usufruct or a right of pledge.

11.4.5	Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

12	SPECIAL RESOLUTIONS AND LIQUIDATION

12.1	Resolutions on amendment to the articles of association, legal merger, legal demerger, and dissolution

12.1.1

Without prejudice to instances where, pursuant to applicable law, the Board may resolve on such matters, the General Meeting may, solely pursuant to a proposal thereto by the Board, resolve on a legal merger, a legal demerger, an amendment of these articles of association or dissolution.

12.1.2

If a proposal is made to the General Meeting to amend the articles of association, this must be stated in the notice convening the General Meeting, and a copy of the proposal, stating the proposed amendment verbatim, must be made available for inspection by every Person with Meeting Rights at the Company’s office from the day of the convocation of the relevant General Meeting until the end of such General Meeting.

12.2	Liquidation

12.2.1

If the Company is dissolved and its assets must be liquidated, the Executive Directors will become the liquidators, unless the General Meeting resolves otherwise. The Non-Executive Directors supervise the liquidators, unless the General Meeting resolves otherwise.

12.2.2

The Board shall determine the remuneration of the liquidators and of those responsible for supervising the liquidators. In the absence of all Directors, the General Meeting shall determine the remuneration of the liquidators and those supervising the liquidators, at the proposal of the liquidators.

12.2.3	The liquidation takes place in accordance with the applicable law. During the liquidation period, these articles of association will remain in full force as far as possible.

12.2.4	The balance of the Company’s assets after all liabilities have been settled will, in accordance with applicable law, be distributed on the Shares in proportion to their nominal value.

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12.2.5

After the Company has ceased to exist, its books, records and other data carriers must remain in the custody of the person designated for that purpose by the liquidators or, if there are no liquidators, by the Board, for a period of seven years.

13	FORUM PROVISION

13.1.1

Unless the Company consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands, shall be the sole and exclusive forum for any action against the Company, a Director, officer or employee of the Company (including any former Director, former officer or former employee of the Company) in their capacity as such, asserting a claim:

(a)	for breach of a duty owed to the Company or its business;

(b)	arising pursuant to or otherwise based on any provision of Dutch law or these articles of association; or

(c)	that is mandatorily subject to Dutch law.

13.1.2

Unless the Company consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands, shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, in each case to the extent permitted under Dutch law and in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

13.1.3

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, or the United States Securities Exchange Act of 1934, as amended, to the fullest extent permitted by applicable law, shall be the United States federal district courts.

14	TRANSITIONAL PROVISION

14.1.1	Until the moment Shares are no longer admitted to trading on a regulated market within the meaning of section 1:1 of the Financial markets supervision act (Wet op het financieel toezicht):

(a)	article 8.8.5 will read as follows:

“8.8.5

If no resolution of the Board can be adopted as a result of article 8.8.4 being applicable to all Directors, the resolution may be adopted by the Board as if no Director has a direct or indirect personal conflict of interest with the Company and its business. This article 8.8.5 applies mutatis mutandis to the deliberation and decision-making of the Board in respect of related party transactions in which a Director is involved within the meaning of section 2:169(4) DCC.”; and

(b)	article 9.4.2 will read as follows:

“9.4.2	Persons with Meeting Rights or Persons with Voting Rights are, in respect of a specific General Meeting:

(a)	those who, on the Record Date for such General Meeting, qualify as such; and

(b)	have been entered as such into a register designated by the Board for this purpose,

regardless of who is entitled to the Shares at the time of the relevant General Meeting.”

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14.1.2

This article and its heading shall lapse per the moment Shares are no longer admitted to trading on a regulated market within the meaning of section 1:1 of the Financial markets supervision act (Wet op het financieel toezicht).

[Finally the individual appearing before me declares:

(a)

immediately prior to the execution of this deed, the issued share capital of the company amounted to [●] euro (EUR [●]), and consisted of (i) [●] ([●]) common shares with a nominal value of fifty eurocent (EUR 0.50) each (such shares, the “Shares”), and (ii) forty-eight (48) priority shares with a nominal value of four hundred euro (EUR 400) each (the “Priority Shares”);

(b)

by and through the execution of this deed (i) the Priority Shares are split and converted into thirty-eight thousand four hundred (38,400) Shares, and (ii) the reserve(s) attached to or otherwise associated with the Priority Shares are added to the equivalent reserve(s) attached to or otherwise associated with the Shares, or, to the extent no equivalent reserve(s) exist, added to a new reserve attached to the Shares; and

(c)	as a consequence of and immediately following the execution of this deed, the issued share capital of the company amounts to [●] euro (EUR [●]) and consists of [●] ([●]) Shares.]

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Annex G

Stichting Akzo Nobel (the “Stichting”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

17 November 2025

To: Akzo Nobel N.V. (“AkzoNobel”)

Christian Neefestraat 2

1077 WW Amsterdam

The Netherlands

Axalta Coating Systems Ltd (“Axalta”)

1050 Constitution Avenue

Philadelphia, Pennsylvania

United States of America 19112

Attention: Alex J. Tablin-Wolf, Senior Vice President, General Counsel & Corporate Secretary

Email: [***]

With a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, New York

United States of America 1001

Attention: Mark I. Greene; Aaron M. Gruber; Edward O. Minturn

Email: [***]

Subject: Stichting Support Agreement Dear Sirs/Madams,

Reference is made to the merger agreement to be entered into on the date hereof among AkzoNobel and Axalta (the “Merger Agreement”) regarding a business combination of AkzoNobel and Axalta, which Akzo-Nobel and Axalta intend to effect through a merger (the “Merger”) under the laws of Bermuda between Axalta and a wholly-owned subsidiary of AkzoNobel to be incorporated as an exempted company under the laws of Bermuda on the terms and subject to the conditions in the Merger Agreement. Capitalized terms used but not otherwise defined in this agreement shall have the respective meanings ascribed to such terms in the Merger Agreement.

The Stichting hereby irrevocably agrees with AkzoNobel and Axalta that the Stichting shall consent to and shall approve and cooperate with the implementation of the Merger and all other transactions contemplated by the Merger Agreement, to the extent the Stichting’s consent, approval or cooperation is required therefor. Specifically, and without limitation, the Stichting irrevocably agrees with AkzoNobel and Axalta that:

1.

it shall give its prior approval to the proposal to amend AkzoNobel’s articles of association in accordance with the MergeCo Articles of Association, pursuant to which, among other things, the AkzoNobel Priority Shares will be converted into AkzoNobel Ordinary Shares (such AkzoNobel Ordinary Shares, the “Stichting Converted Shares”) and all rights that accrue to the Stichting as sole holder of the AkzoNobel Priority Shares will lapse;

2.

it shall vote all of the AkzoNobel Priority Shares held by the Stichting from time to time in favour of the AkzoNobel Resolutions and against any resolution or other vote (stemming) that would, or would reasonably be expected to, delay, prevent, condition or impede, in whole or in part, the consummation of the transactions contemplated by the Merger Agreement, including the Merger;

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3.

it shall not consent to, cooperate with, take or omit to take any action that would, or would reasonably be expected to, (i) result in any Merger Condition as set forth in the Merger Agreement not being satisfied, or (ii) adversely affect the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement, including a material delay or postponement thereof;

4.

it hereby irrevocably waives its rights to draw up a binding list of nominees in respect of the vacancies to be filled by the MergeCo Board Nominees, unless, following prior consultation with Axalta, the Stichting deems it reasonably necessary to exercise such rights to prevent any third party from frustrating the Merger, and, for the avoidance of doubt, the Stichting hereby confirms that neither the Merger nor the other transactions contemplated by the Merger Agreement nor the nomination or appointment of the MergeCo Board Nominees as contemplated by the Merger Agreement constitutes exceptional circumstances (bijzondere omstandigheden) relating to Akzo-Nobel as referred to in Article 7 of the Stichting’s articles of association;

5.

it shall not transfer, pledge, encumber or otherwise dispose of (whether in rem or pursuant to an agreement), and shall not cooperate with or sign any documents to effect any such transfer, pledge, encumbrance or other disposal of, any AkzoNobel Priority Shares or Stichting Converted Shares, as applicable, or the voting rights attached thereto, except as expressly contemplated by this agreement or the Merger Agreement, or if such action contributes to consummation of the Merger;

6.

it shall transfer, and cooperate with and sign all documents necessary to transfer, the Stichting Converted Shares to AkzoNobel for no consideration, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time;

7.

it hereby irrevocably waives and relinquishes any rights it may have with respect to the AkzoNo-bel Priority Shares and AkzoNobel, subject to the implementation of the MergeCo Articles of Association and effective as of the Amendment Time; and

8.	it shall take all actions necessary to cause the dissolution of the Stichting as soon as reasonably practicable following the Amendment Time.

This agreement shall terminate as of the earliest to occur of (a) the completion of the Merger and the other transactions contemplated by the Merger Agreement (provided that the obligation reflected in paragraph 8 above and, in connection therewith, the below provisions of this agreement shall continue to apply between the parties until the Stichting has ceased to exist pursuant to its dissolution) and (b) the date that the Merger Agreement is terminated in accordance with its terms.

The undersigned for the Stichting confirm that the board of the Stichting has unanimously approved this agreement and the Stichting’s execution, delivery and performance of this agreement. For the avoidance of doubt, this letter does not restrict the statutory directors of the Stichting in their capacity as Supervisory Board members of AkzoNobel. Their commitments as Supervisory Board members of AkzoNobel towards Axalta are governed by the Merger Agreement.

No amendment of this agreement is valid unless it is in writing and signed by the parties to this agreement. Any waiver by a party under this agreement must be given specifically by notice in writing to the other parties to this agreement to that effect, provided that any waiver by the Stichting or AkzoNobel shall be subject to Axalta’s prior written consent. This agreement may be entered into in any number of counterparts, all of which taken together will constitute one and the same agreement.

Clauses 20.1, 20.4, 20.5, 20.6 and 20.11 of the Merger Agreement apply mutatis mutandis to this agreement.

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Yours faithfully,

Stichting Akzo Nobel

/s/ B.J. Noteboom	/s/ W.A. Kolk
Name: B.J. Noteboom	Name: W.A. Kolk
Title: Statutory director	Title: Statutory director

Stichting Support Agreement – signature page

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For acceptance:

Akzo Nobel N.V.

/s/ G.M.E. Poux-Guillaume	/s/ M.J. de Vries
Name: G.M.E. Poux-Guillaume	Name: M.J. de Vries
Title: Chief Executive Officer	Title: Chief Financial Officer

Stichting Support Agreement – signature page

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For acceptance:

Axalta Coating Systems Ltd.

/s/ Chris Villavarayan
Name: Chris Villavarayan
Title: Chief Executive Officer & President

Stichting Support Agreement – signature page

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